08002970

May 08, 2008

RECEIVED

2008 MAY 28 A 8:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah.
Aytar Cad. No:2
34340 Beşiktaş/İSTANBUL
Tel./Faks: (0-212) 318 18 18
www.garanti.com.tr

SUPPL

12g3-2 (b) filing number: 82-3636

On May 8th, Garanti Bank secured a €600 million club term loan with a maturity of 1 year and an all-in cost of EURIBOR + 67.5 bps per-annum. The facility, which attracted commitments in excess of €700 million before scaleback with the participation of 31 banks from 15 countries, represents the second self-arranged and co-ordinated transaction by Garanti following the previously successfully self-arranged deal in May 2007.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 39., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Yours sincerely,

Garanti Bank

PROCESSED
JUN 04 2008 E
THOMSON REUTERS

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

dlw 6/3

May 16, 2008

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul
Tel.: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr
garanti.com.tr

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

It has been resolved in the Board of Directors' Meeting held on May 16, 2008 that;

I) The Founder Shareholders' General Assembly Meeting be held on June 13, 2008, at 10:30 a.m. at Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2, Besiktas - Istanbul with the following agenda.

AGENDA

1- The formation of the Board of Presidency and authorization of the Board of Presidency for the execution of the minutes of the Founder Shareholders' General Assembly Meeting,
2- Overview of the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instances regarding the value assessment of the founder shares issued by the Bank,
3- Adoption of a resolution regarding the sale of the founder share-certificates to the Bank at a value of YTL 3,876,307 per share.

II) An extraordinary general shareholders' meeting of the Bank be held on June 13, 2008 at 02.00 p.m. at Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2, Besiktas-Istanbul, with the following agenda.

AGENDA

1- The opening and formation of the Board of Presidency,
2- Authorization of the Board of Presidency for the execution of the minutes of the Extraordinary General Shareholders' Meeting,
3- Authorization of the Board of Directors to conduct any and all act with regard to the purchase of all founders shares issued by the Bank at a value of YTL 3,876,307 per share in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance by covering the total consideration from the extraordinary reserves of the Bank,
4- Amendment to the Articles 15, 16 and 45 of the Articles of Association of the Bank.

The current and new text of Articles 15, 16 and 45 of the Articles of Association of the Bank are attached herewith.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan	Handan Saygın
Vice President	Senior Vice President
Investor Relations	Investor Relations

CURRENT TEXT:	NEW TEXT:
Article 15- Those having signed the Articles of Association during the foundation of the Bank as Founder, those having subscribed and paid-up the initial capital have been delivered 370 founder share-certificates. In case founder share-certificates are presented for sale, the Bank shall be free to purchase these shares with the purpose of destroying them.	**Article 15-** Removed from the Articles of Association.
Article 16- Founder shares grant the right to benefit, from the dividend share stimulated in the Articles of Association and, in case of liquidation, to receive a certain liquidation share to be assigned by the General Assembly approving the liquidation.	**Article 16-** Removed from the Articles of Association.
DISTRIBUTION OF PROFIT **Article 45-** The net profit remaining after the deduction of all expenses from the revenues obtained as a result of the Bank's annual activities shall be subject to transaction in the following order. A. 5% shall be distributed to the legal reserves, B. 5% of the paid-up capital from the remaining part shall be distributed to the shareholders as first profit share (dividend), C. 5% of the remaining part shall be distributed to the extraordinary reserves, D. of the remainder after the assignment and distribution as in the items A-B-C: - 10% shall be distributed to the founder (benefit) certificates. These profit shares shall be determined according to the net profit falling on the last main capital. E. The General Assembly shall be authorized to distribute the remaining profit completely or in part to the shareholders as profit share or to assign it partly or entirely to the extraordinary reserves. F. The provision of Article 466, sub-paragraph 2, item 3 of the Turkish Commercial Law shall be reserved. The distribution as mentioned above in items C-D-E may not be realized unless the funds (equivalent) of the financial liabilities to be fulfilled by the company's juridical person and the legal reserves have been assigned.	**DISTRIBUTION OF PROFIT** **Article 45-** The net profit remaining after the deduction of all expenses from the revenues obtained as a result of the Bank's annual activities shall be subject to transaction in the following order. A. 5% shall be distributed to the legal reserves, B. 5% of the paid-up capital from the remaining part shall be distributed to the shareholders as first profit share (dividend), C. 5% of the remaining part shall be distributed to the extraordinary reserves, D. Following the assignment and distribution as in the items A-B-C: - The General Assembly shall be authorized to distribute the remaining profit completely or in part to the shareholders as profit share or to assign it partly or entirely to the extraordinary reserves. The provision of Article 466, sub-paragraph 2, item 3 of the Turkish Commercial Law shall be reserved. The distribution as mentioned above in items C and D may not be realized unless the funds (equivalent) of the financial liabilities to be fulfilled by the company's juridical person and the legal reserves have been assigned.

Garanti

May 23, 2008

RECEIVED
2008 MAY 28 A 8: 26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul
Tel.: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr
garanti.com.tr

12g3-2 (b) filing number: 82-3636

We kindly inform you that our applications dated April 22, 2008 with regard to the:

- increase in the issued capital of the Bank in cash from YTL 2,100,000,000 to YTL 4,200,000,000
- amendment to the Articles 15, 16 and 45 of the Articles of Association of the Bank.
- cancellation and destruction of the founder share-certificates of the Bank following their purchase, by covering the total consideration from the extraordinary reserves of the Bank,

have been approved by the Capital Markets Board of Turkey (CMB) and Banking Regulation and Supervision Agency (BRSA) and accordingly, our Bank continues to conduct any and all acts in this regard.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,
Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

KPMG

Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Consolidated Financial Statements

31 December 2007

With Independent Auditors' Report Thereon

15 May 2008

This report contains the "Independent Auditors' Report" comprising 1 page and: the "Consolidated financial statements and their explanatory notes" comprising 79 pages.

Türkiye Garanti Bankası Anonim Şirketi

And Its Affiliates

Table of contents

KPMG

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Independent auditors' report

To the Board of Directors of
Türkiye Garanti Bankası Anonim Şirketi

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Türkiye Garanti Bankası Anonim Şirketi (the Bank) and its affiliates, which comprise the consolidated balance sheet as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in shareholders' equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness on the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Bank and its affiliates as of 31 December 2007, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards after giving retroactive effect to the Social Security Law No. 5754 enacted 8 May 2008.

KPMG Akis Bağımsız Denetim ve SMMM A.Ş.

İstanbul,
15 May 2008

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Balance Sheet
At 31 December 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	31 December 2007	31 December 2006
Assets			
Cash and balances with central banks	*4*	2,874,979	2,456,165
Financial assets at fair value through profit or loss	*5*	1,004,018	1,019,421
Loans and advances to banks	*6*	5,049,041	2,532,498
Loans and advances to customers	*7*	41,042,495	30,625,191
Other assets	*9*	6,168,558	4,110,474
Security investments	*10,21*	17,835,310	14,967,591
Investments in equity participations	*11*	49,776	19,495
Tangible assets, net	*12*	1,162,901	1,079,249
Goodwill, net	*13*	33,170	34,051
Deferred tax asset	*19*	104,472	70,095
Total assets		**75,324,720**	**56,914,230**
Liabilities			
Deposits from banks	*14*	2,436,093	1,573,730
Deposits from customers	*15*	41,334,747	32,294,557
Obligations under repurchase agreements	*16*	8,591,954	5,295,542
Loans and advances from banks	*17*	11,440,372	9,649,770
Bonds payable	*18*	50,912	55,155
Current tax liability	*19*	5,301	128,022
Deferred tax liability	*19*	30	1,108
Other liabilities and accrued expenses	*20*	4,213,543	2,975,942
Total liabilities		**68,072,952**	**51,973,826**
Shareholders' equity and minority interest			
Share capital	*21*	3,046,371	3,046,371
Minority interest	*21*	23,410	7,845
Unrealised gain on available-for-sale assets	*10,21*	189,382	122,562
Hedging reserve	*21*	31,464	3,148
Translation reserve	*21*	6,709	14,405
Legal reserves	*21*	172,678	113,053
Retained earnings	*21*	3,781,754	1,633,020
Total shareholders' equity and minority interest		**7,251,768**	**4,940,404**
Total liabilities, shareholders' equity and minority interest		**75,324,720**	**56,914,230**
Commitments and contingencies	*23*		

The notes on pages 5 to 79 are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Income Statement
For The Year Ended 31 December 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	2007	2006
Interest income:-			
Interest on loans		4,624,294	3,329,026
Interest on securities		2,343,527	1,792,006
Interest on deposits at banks		628,795	369,943
Interest on lease business		188,173	129,303
Others		102,478	46,212
		7,887,267	5,666,490
Interest expense:-			
Interest on saving, commercial and public deposits		(3,169,455)	(2,301,741)
Interest on borrowings and obligations under repurchase agreements		(1,487,542)	(1,027,097)
Interest on bank deposits		(126,075)	(130,207)
Others		(5,039)	(4,169)
		(4,788,111)	(3,463,214)
Net interest income		**3,099,156**	**2,203,276**
Fee and commission income		1,720,952	1,360,940
Fee and commission expense		(432,379)	(325,555)
Net fee and commission income	*26*	**1,288,573**	**1,035,385**
Income on sale of shares in consolidated affiliates and equity participations	*25*	703,803	26,268
Premium income from insurance business		214,978	242,653
Income on sale of customer relationship	*30*	147,775	-
Other operating income		81,321	52,719
Other operating income		**1,147,877**	**321,640**
Total operating Income		**5,535,606**	**3,560,301**
Salaries and wages		(655,864)	(535,402)
Employee benefits	*20*	(364,890)	(158,727)
Impairment losses	*7,8,9,11,12,13,20*	(285,686)	(218,548)
Depreciation and amortization	*12*	(185,389)	(168,238)
Trading loss, net	*5*	(149,584)	(37,976)
Communication expenses		(114,224)	(104,209)
Rent expenses		(79,111)	(58,490)
Claim loss from insurance business		(75,096)	(122,999)
Other operating expenses	*27*	(849,978)	(722,267)
Total operating expenses		**(2,759,822)**	**(2,126,856)**
Taxation charge	*19*	(340,414)	(283,945)
Net income for the year		**2,435,370**	**1,149,500**
Net income for the year attributable to:			
Equity holders of the Bank		2,427,392	1,148,256
Minority interest		7,978	1,244
		2,435,370	**1,149,500**
Weighted average number of shares with a face value of YTL 1,000 each	*21*	**2,100 billion**	**2,100 billion**
Earnings per share (full YTL amount per YTL'000 face value each)		**1,155.9**	**546.8**

The notes on pages 5 to 79 are integral part of these consolidated financial statements

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Changes in Shareholders' Equity
For The Year Ended 31 December 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	Share Capital	Minority Interest	Unrealised Gain on Available-for-Sale Assets	Hedging Reserve	Translation Reserve	Legal Reserves	Retained Earnings	Total Shareholders' Equity and Minority Interest
Balances at 31 December 2005		3,046,371	43,134	162,522	3,553	-	78,600	697,795	4,031,975
Transfer from unappropriated earnings		-	-	-	-	-	35,990	(35,990)	-
Dividends paid		-	-	-	-	-	-	(178,578)	(178,578)
Net unrealised market value gains from available-for-sale portfolio		-	-	2,550	-	-	-	-	2,550
Net gains on available-for-sale assets transferred to the income statement on disposal		-	-	(42,510)	-	-	-	-	(42,510)
Foreign currency translation differences for foreign operations		-	-	-	-	14,405	-	-	14,405
Release of minority interest due to sale of a consolidated affiliate		-	(36,533)	-	-	-	-	-	(36,533)
Release of reserves due to sale of a consolidated affiliate		-	-	-	-	-	(1,537)	1,537	-
Net fair value losses from cash flow hedges		-	-	-	(405)	-	-	-	(405)
Net income for the year		-	1,244	-	-	-	-	1,148,256	1,149,500
Balances at 31 December 2006		3,046,371	7,845	122,562	3,148	14,405	113,053	1,633,020	4,940,404
Transfer to unappropriated earnings	21	-	-	-	-	-	64,216	(64,216)	-
Dividends paid		-	-	-	-	-	-	(219,474)	(219,474)
Net unrealised market value gains from available-for-sale portfolio	21	-	-	77,044	-	-	-	-	77,044
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	(10,205)	-	-	-	-	- (10,205)
Foreign currency translation differences for foreign operations		-	-	-	-	(7,696)	-	-	(7,696)
Net fair value gains from cash flow hedges	21	-	-	-	28,316	-	-	-	28,316
Release of reserves due to sale of a consolidated affiliate		-	-	-	-	-	(4,591)	4,591	-
Reclassification to minority interest due to partial sale of a consolidated affiliate		-	7,587	(19)	-	-	-	441	8,009
Net income for the year		-	7,978	-	-	-	-	2,427,392	2,435,370
Balances at 31 December 2007		3,046,371	23,410	189,382	31,464	6,709	172,678	3,781,754	7,251,768

The notes on pages 5 to 79 are an integral part of these consolidated financial statements

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Cash Flows
For The Year Ended 31 December 2007

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	2007	2006
Cash flows from operating activities:-			
Interests and commissions received		6,625,685	4,636,202
Interest expenses paid		(4,349,458)	(3,111,070)
Other operating activities, net		1,014,692	(411,032)
Cash payments to employees and suppliers		(1,894,972)	(812,988)
		1,395,947	301,112
(Increase)/decrease in operating assets:-			
Loans and advances to banks		(2,723,314)	(411,387)
Balances with central banks		(1,983,137)	(805,492)
Financial assets at fair value through profit or loss		23,533	(36,458)
Loans and advances to customers		(7,369,982)	(8,312,981)
Consumer loans		(3,254,423)	(3,104,695)
Other assets		49,851	(255,900)
Increase/(decrease) in operating liabilities:-			
Deposits from banks		859,984	513,811
Deposits from customers		8,987,343	7,741,495
Obligations under repurchase agreements		3,301,000	2,895,874
Other liabilities		775,133	315,151
Net cash from/(used in) operating activities before income taxes paid		**61,935**	**(1,159,470)**
Income taxes paid		**(396,483)**	**(198,287)**
Net cash used in operating activities		**(334,548)**	**(1,357,757)**
Cash flows from investing activities:-			
Net increase in security investments		(2,755,449)	(2,781,731)
Interest received		2,034,762	1,436,053
Decrease/(increase) in investments in equity participations, net		(1,297)	36,852
Dividends received		2,880	2,787
Decrease/(increase) in tangible assets, net		(277,417)	140,968
Net cash used in investing activities		**(996,521)**	**(1,165,071)**
Cash flows from financing activities:-			
Increase in loans and advances from banks, net		1,709,389	2,930,747
Disposal of minorities due to sale of consolidated affiliates		-	(36,533)
Increase in bonds payable		-	55,131
Dividends paid		(219,474)	(178,578)
Net cash from financing activities		**1,489,915**	**2,770,767**
Effect of exchange rate changes		**(47,870)**	**(69,748)**
Net increase in cash and cash equivalents		**110,976**	**178,191**
Cash and cash equivalents at the beginning of the year	2	4,204,216	4,026,025
Cash and cash equivalents at the end of the year	2	**4,315,192**	**4,204,216**

The notes on pages 5 to 79 are an integral part of these consolidated financial statements.

(Currency: Thousands of New Turkish Lira (YTL))

Overview of the Bank

Türkiye Garanti Bankası AŞ (the Bank) is a bank domiciled in Turkey. The consolidated financial statements of the Bank as of and for the year ended 31 December 2007 comprise the Bank and its affiliates (the Affiliates) and their interest in associates.

(a) Brief History

The foundation of the Bank was approved by the decree of the Council of Ministers numbered 3/4010 dated 11 April 1946 and "Articles of Association" was published in the official gazette dated 25 April 1946. The Bank provides corporate, commercial and retail banking services through a network of 499 domestic branches, five foreign branches, four representative offices abroad and 84 offices. In addition to its branches, the Bank has 100% ownership in two banks each of which is located in Amsterdam and Moscow. The Bank and its affiliates in total have 16,223 employees. The Bank's head office is located at Levent Nispetiye Mahallesi Aytar Caddesi 2 Beşiktaş 34340 İstanbul.

(b) Ownership

The Companies owned by Doğuş Holding AŞ, called as Doğuş Group, currently holds 30.52% of the issued capital.

On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares representing 25.50% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of the General Electric (GE) Group as explained in Note 21. Accordingly, GE acquired a joint control in the Bank's management. Subsequent to this sale in December 2005, a call was made to the Bank's minority shareholders by GE according to the paragraph 17 of the Article IV no.8 "Principles on Voting by Proxy at General Assembly and Gathering Proxy or Common Stock through Calls for Quoted Companies" of the Turkish Capital Market Board, starting from 27 March 2006 to purchase the shares with a total face value of YTL 1,564,500 at a price of YTL 3.90 per share from the minority shareholders. The call period ended on 10 April 2006 and the minority shareholders responded to this call by selling 6,249.49 shares with a face value of YTL 1 each. Accordingly, the shares owned by GE Araştırma ve Müşavirlik Limited Şti. increased to YTL 535,506 thousands. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 non-trading shares of the Bank at a nominal value of YTL 97,650 each for a value of US$ 674,250,000 to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ. Subsequent to this sale, GE currently holds 20.85% of the issued capital.

In 2004 and 2005, Doğuş Holding AŞ had two separate agreements with a foreign portfolio investor for issuing options to purchase a portion of the shares of the Bank owned by Doğuş Holding AŞ. In accordance with the related Security's Lending Agreements, the investor exercised the entire call option and took over the ownership rights including sale of 24,161,797,524 shares representing 11.50% of the Bank's capital (per 1 New Kuruş) throughout the option period agreed.

Significant accounting policies

(a) *Statement of compliance*

The Bank and its Turkish affiliates maintain their books of accounts and prepare their statutory financial statements in New Turkish Lira (YTL) in accordance with the Accounting Practice Regulations as promulgated by the Banking Regulatory and Supervisory Agency (BRSA); the Turkish Commercial Code; and the Turkish Tax Legislation (collectively, Turkish GAAP); the Bank's foreign affiliates maintain their books of accounts and prepare their statutory financial statements in accordance with the generally accepted accounting principles and the related legislation applicable in the countries they operate.

The accompanying consolidated financial statements are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with International Financial Reporting Standards ("IFRS") after giving retroactive effect to the Social Security Law No. 5754 enacted 8 May 2008. The accompanying consolidated financial statements are authorized for issue by the directors on 15 May 2008.

(b) *Basis of preparation*

The accompanying consolidated financial statements are presented in thousands of YTL, which is the Bank's functional currency.

The financial statements are prepared on the historical cost basis as adjusted for the effects of inflation that lasted until 31 December 2005, except that the following assets and liabilities are stated at their fair value if reliable measures are available: derivative financial instruments, instruments at fair value through profit or loss, available-for-sale financial assets and tangible assets held for sale. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies set out below have been applied consistently by the Bank and its affiliates to all periods presented in these consolidated financial statements.

(c) *Use of estimates and judgements*

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Notes 7, 10, 17 and 22.

Significant accounting policies (continued)

(d) Basis of consolidation

The accompanying consolidated financial statements include the accounts of the parent company, the Bank, its affiliates and associates on the basis set out in sections below. The financial statements of the entities included in the consolidation have been prepared as of the date of the consolidated financial statements.

Affiliates

Affiliates are entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of affiliates are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank and its affiliates have significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank and its affiliates' share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank and its affiliates share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank and its affiliates has incurred obligations in respect of the associate.

Special purpose entities

Special purpose entities are entities that are created to accomplish a narrow and well defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. Special purpose entities are consolidated when the substance of the relationship between the Bank and the special purpose entity indicates that the special purpose entity is controlled by the Bank.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized gains and losses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Bank and its affiliates' interest in the entity. Unrealized gains arising from transactions with associates are eliminated against the investment in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Significant accounting policies (continued)

(e) Foreign currency

Foreign currency transactions

Transactions are recorded in YTL, which represents its functional currency. Transactions in foreign currencies are translated into the functional currency of the Bank at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into YTL at the exchange rates ruling at balance sheet date with the resulting exchange differences recognized in the income statement as foreign exchange gain or loss. Gains and losses arising from foreign currency transactions are reflected in the income statement as realized during the year.

Financial statements of foreign operations

The foreign operations of the Bank and its affiliates are not considered an integral part of its operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to YTL at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to YTL using average exchange rates. Foreign exchange differences arising on translation are recognized directly in a separate component of equity. When a foreign operation is disposed of in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the income statement.

Hedge of net investment in a foreign operation see accounting policy *(i)*.

(f) Tangible assets and related depreciation

Owned assets

The costs of the tangible assets purchased before 31 December 2005 are restated for the effects of inflation in YTL units current at 31 December 2005 pursuant to IAS 29. The tangible assets purchased after this date are recorded at their historical costs. Accordingly, tangible assets are carried at costs, less accumulated depreciation and impairment losses (refer to accounting policy *(r)*).

Leased assets

Leases in terms of which the Bank and its affiliates assume substantially all the risks and rewards of ownership are classified as financial leases. Tangible assets acquired by way of financial lease are stated at amounts equal to the lower of their fair values and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy *(r)*). Lease liabilities are reduced through repayments of principal, while the finance charge component of the lease payment is charged directly to income statement.

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

Subsequent Expenditure

Expenditures incurred to replace a component of a tangible asset that is accounted for separately, and major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the item of tangible assets. All other expenditures are reflected as expense in the income statement as incurred.

Depreciation

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Assets acquired after this date are depreciated based on the declining balance method, one of the accelerated depreciation methods.

The estimated useful lives are as follows:

Tangible assets	*Estimated useful lives (years)*	*Depreciation rates (%) for the year 2005 and after*	*Depreciation rates (%) for the years before 2005*
Buildings	50	4	2
Furniture, fixture and equipments	4-20	10-50	5-25
Leasehold improvements	5-10	10-20	5

Expenditures for major renewals and improvement of tangible assets are capitalized and depreciated over the remaining useful lives of the related assets.

(g) Goodwill

Goodwill represents the excess of the total acquisition costs over the share of the Bank and its affiliates in the fair value of the net assets of the acquired companies at the dates of acquisitions. When the excess is negative (negative goodwill), it is recognized immediately in the income statement. Goodwill is assessed annually by using external and internal sources such as market value, information on any adverse effect on the acquired companies, market interest rates or other market rates of return on investments, carrying value of net assets, whether there is any indication that goodwill may be impaired. If any such indication exists, the recoverable amount of the goodwill is estimated. If the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and impairment loss is recognized as an expense in the income statement.

Significant accounting policies (continued)

(h) *Financial instruments*

Classification

Financial instruments at fair value through profit or loss are those that are principally held for the purpose of short-term profit taking. These include investments, certain purchased loans and derivative contracts that are not designated as effective hedging instruments, and liabilities from short-term sales of financial instruments. All trading derivatives in a net receivable position (positive fair value), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (negative fair value), as well as options written, are reported as trading liabilities.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank and its affiliates provide money, goods and services directly to a debtor with no intention of trading the receivable. Loans and receivables comprise loans and advances to banks and customers.

Available-for-sale assets are financial assets that are not held for trading purposes, provided by the Bank and its affiliates, or held to maturity. Available-for-sale instruments include certain debt and equity investments.

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity that the Bank and its affiliates have the intent and ability to hold to maturity. These include certain loans and advances to banks and customers and certain debt investments.

Recognition

Financial assets at fair value through profit or loss and available-for-sale assets are initially recognized on the transaction date at which the Bank and its affiliates become a party to the contractual provisions of the instrument. From this date any gains and losses arising from changes in fair value of the assets are recognized.

Held-to-maturity instruments, loans and receivables, deposits and subordinated liabilities are recognized on the date they are originated.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at amortized cost.

Significant accounting policies (continued)

All non-trading financial liabilities, loans and receivables and held-to-maturity assets are measured at amortized cost less impairment losses. Amortized cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortized based on the effective interest rate of the instrument.

Fair value measurement principles

The fair values of financial instruments are based on their quoted market prices at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, fair value of an instrument is estimated using the available market information and the appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates made are not necessarily indicative of the amounts that could be realized in current market exchange.

The fair values of derivatives that are not exchange-traded are estimated at the amounts that the Bank and its affiliates would receive or pay to terminate the contracts at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from changes in the fair values of financial instruments at fair value are recognized in the income statement. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Specific instruments

Cash and balances with central banks: Cash and balances with central banks comprise cash balances on hand, cash deposited with the central banks and other cash items. Money market placements are classified in loans and advances to banks.

Investments: Investments held for the purpose of short-term profit taking are classified as trading instruments. Debt investments that the Bank and its affiliates have the intent and ability to hold to maturity are classified as held-to-maturity assets.

Loans and advances to banks and customers: Loans and advances provided by the Bank and its affiliates are classified as loans and receivables, and reported net of allowances to reflect the estimated recoverable amounts.

Financial lease receivables: Leases where the entire risks and rewards incident to ownership of an asset are substantially transferred to the lessee, are classified as financial leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognized. The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognized over the term of the lease using the effective interest rate method. Financial lease receivables are included in loans and advances to customers.

Significant accounting policies (continued)

Bonds payable: Bonds issued by the Bank and its affiliates are classified as non-trading liabilities.

Derecognition

A financial asset is derecognised when the control over the contractual rights that comprise that asset, is lost. This occurs when the rights are realized, expire or are surrendered. A financial liability is derecognized when it is extinguished.

Available-for-sale assets and assets held for trading that are sold are derecognized and corresponding receivables from the buyer for the payment are recognized as of the date the Bank and its affiliates commit to sell the assets. The specific identification method is used to determine the gain or loss on derecognition.

Held-to-maturity instruments and loans and receivables are derecognized on the days that they are transferred by the Bank and its affiliates.

(i) Derivatives held for risk management purposes

Derivatives held for risk management purposes are measured at fair value in the balance sheet. The treatment for the changes in their fair value depends on their classification into the following categories:

Cash flow hedge

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the result of income statement, the effective portion of changes in the fair value of the derivative are recognised directly in the shareholders' equity. The amount recognised in the shareholders' equity is removed and included in the income statement in the same period as the hedged cash flows affect the income statement under the same line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in the shareholders' equity remains there until the forecast transaction affects the income statement. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in the shareholders' equity is recognized immediately in the income statement.

Significant accounting policies (continued)

Net investment hedge

When a derivative or a non-derivative financial liability is designated as a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized directly in the shareholders' equity, in the foreign currency translation reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement. The amount recognized in the shareholders' equity is removed and included in the income statement on disposal of the foreign operation.

Embedded derivatives

Derivatives may be embedded in another contractual arrangement (a "host contract"). The Bank and its affiliates account for embedded derivatives separately from the host contract when the host contract is not itself carried at fair value through profit or loss, and the characteristics of the embedded derivatives are not clearly and closely related to the host contract. Separated embedded derivatives are accounted for depending on their classification, and are presented in the balance sheet together with the host contract.

(j) Securities borrowing and lending business

Investments lent under securities lending arrangements continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. Cash collateral received in respect of securities lent is recognized as liabilities to either banks or customers. Investments borrowed under securities borrowing agreements are not recognized. Cash collateral placements in respect of securities borrowed are recognized under loans and advances to either banks or customers. Income and expenses arising from the securities borrowing and lending business are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(k) Repurchase and resale agreements over investments

The Bank and its affiliates enter into purchases of investments under agreements to resell (reverse repo) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognized. The amounts paid are recognized in loans to either banks or customers. The receivables are shown as collateralized by the underlying security. Investments sold under repurchase agreements (repo) continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. The proceeds from the sale of the investments are reported as "obligations under repurchase agreements", a liability account.

Income and expenses arising from the repurchase and resale agreements over investments are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

(l) Items held in trust

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying consolidated balance sheets, since such items are not under the ownership of the Bank.

(m) Financial guarantees

Financial guarantees are contracts that require the Bank and its affiliates to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment (when a payment under the guarantee has become probable).

(n) Retirement benefit obligations

(i) Defined benefit plan

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependants will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Bank has a defined benefit plan ("the Plan") for its employees namely Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı ("the Fund"). The Fund is a separate legal entity and a foundation recognized by an official decree, providing pension and post-retirement medical benefits to all qualified Bank employees. This benefit plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	2007	
	Employer	*Employee*
	%	*%*
Pension contributions	15.5	10.0
Medical benefit contributions	6.0	5.0

This benefit plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") ("pension and medical benefits transferable to SSF") (see Note 20) and b) other excess social rights and payments provided in the existing trust indenture but not transferable to SSF and medical benefits provided by the Bank for its constructive obligation ("excess benefits").

a) Pension and medical benefits transferable to SSF

As discussed in Note 20, the Bank expects to transfer a portion of the obligation of the Fund to SSF. This transfer will be a settlement of that portion of the Fund's obligation. Final legislation establishing the terms for this transfer was enacted on 8 May 2008. Although the settlement will not be recognized until the transfer is made, the Bank believes that it is more appropriate to measure the obligation at 31 December 2007 as the value of the payment that would need to be made to SSF to settle the obligation at the balance sheet date in accordance with the Temporary Article 20 of the Law No.5754: "Law regarding the changes in Social Insurance and General Health Insurance Law and other laws and regulations" ("New Law").

Significant accounting policies (continued)

The pension disclosures set out in Note 20, therefore reflect the actuarial assumptions and mortality tables specified in the New Law, including a discount rate of 9.80%.

The pension benefits transferable to SSF are calculated annually by an independent actuary, who is registered with the Undersecretariat of the Treasury.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to income statement.

b) Excess benefits not transferable to SSF

The excess benefits, which are not subject to the transfer, are accounted in accordance with IAS 19, "*Employee Benefits*". The obligation in respect of the retained portion of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value by using the projected unit credit method, and any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is a floating discount rate between 16.77% - 10.17%.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to income statement.

(ii) Reserve for employee severance indemnity

Reserve for employee severance indemnity represents the present value of the estimated future probable obligation of the Bank and its affiliates calculated in accordance with the Turkish Labor Law. In accordance with Turkish Labor Law, the Bank and its affiliates are required to make lump-sum payments to each employee whose employment is terminated due to retirement or before the retirement date for reasons other than resignation or misconduct and has completed at least one year of service.

Provision is made for the present value of the liability calculated using the projected unit credit method and all actuarial gains and losses are recognized immediately in the consolidated income statement.

(o) Taxes on income

Taxes on income for the year comprise current tax and deferred taxes. Current taxes on income comprises tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and; any adjustment in taxes payable for previous years.

Deferred income tax is provided, using the balance sheet method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Permanent differences relating to goodwill and initial recognition of assets and liabilities which affect neither accounting nor taxable profit are not deductable for tax purposes. Deferred tax liability and asset are recognized when it is probable that the future economic benefits resulting from the reversal of temporary differences will flow to or from the Bank and its affiliates. Deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. Currently, enacted tax rates are used to determine deferred taxes on income.

Significant accounting policies (continued)

An individual consolidated affiliate offsets deferred tax asset and deferred tax liability if the deferred tax asset and deferred tax liability relate to income taxes levied by the same taxation authority.

Deferred taxes related to fair value remeasurement of available-for-sale assets and cash flow hedges, are charged or credited directly to equity and subsequently recognized in the income statement together with the deferred gains or losses that are realized.

(p) Offsetting

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, there is a legally enforceable right to set off the amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses from a group of similar transactions.

(q) Earnings per share

Earnings per share disclosed in the accompanying consolidated income statement are determined by dividing the net income by the weighted average number of shares outstanding during the period attributable to the shareholders of the Bank. In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, such Bonus Shares issued are regarded as issued shares.

Additionally, considering the fact that the increase in the number of shares issued by way of bonus shares in fact does not require any cash injection by the shareholders; the number of issued shares outstanding before such bonus share issuances is adjusted for the proportionate change in the number of issued shares outstanding as if the event had occurred at the beginning of the earliest period reported.

(r) Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Loans and receivables and held-to-maturity instruments

The recoverable amounts of loans and receivables and held-to-maturity instruments, are calculated as the present values of the expected future cash flows discounted at the instrument's original effective interest rate. Short-term balances are not discounted.

Significant accounting policies (continued)

Loans and receivables are presented net of specific and portfolio basis allowances for uncollectibility. Specific allowances are made against the carrying amount of loans and receivables that are identified as being impaired based on regular reviews of outstanding balances to reduce these loans and receivable to their recoverable amounts. In assessing the recoverable amounts of the loans and receivables, the estimated future cash flows are discounted to their present value. Portfolio basis allowances are maintained to reduce the carrying amount of portfolios of similar loans and receivables to their estimated recoverable amounts at the balance sheet date. The expected cash flows for portfolios of similar assets are estimated based on previous experience and considering the credit rating of the underlying customers and late payments of interest or penalties. Increases in the allowance account are recognized in the income statement. When a loan is known to be uncollectible, all the necessary legal procedures have been completed, and the final loss has been determined, the loan is written off directly. If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write down, the write-down or allowance is reversed through the income statement.

Financial assets remeasured to fair value

The recoverable amount of an equity instrument is its fair value. The recoverable amount of debt instruments and purchased loans remeasured to fair value is calculated as the present value of the expected future cash flows discounted at the current market rate of interest.

Where an asset remeasured to fair value is impaired, the write-down is recognized in the income statement.

If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the income statement.

(s) Income and expense recognition

Interest income and expense

Except for the interest income on overdue loans, interest income and expense is recognized on an accrual basis by taking into account the effective yield of the asset or an applicable floating rate. Interest income on overdue loans that are under legal follow up is recognized on a cash basis. Interest income and expense includes the amortization of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Fee and commission

Fee and commission income and expenses that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period.

Other fees and commission expense relates mainly to transaction and service fees, which are expensed as the services are received.

Significant accounting policies (continued)

Net trading income

Net trading income includes gains and losses arising from disposals of financial assets at fair value through profit or loss and available-for-sale.

Dividend income

Dividend income is recognized in the income statement when received.

Insurance business

Earned premiums: In respect of non-life branches, under the annual basis of accounting, written premiums comprise the premiums due on contracts, net of taxes and cancellations, entered into during a financial year. These premiums are adjusted by the reserve for unearned premiums. In respect of life branches, earned premiums represent premium accrued on policies issued and adjusted by the reserve for unearned premiums during the year.

Unearned premium reserve: Reserve for unearned premiums is provided for in respect of in-force policies for which the premium period does not end simultaneously with the accounting period. Unearned premiums arise from premiums written during the year, less reinsurance share.

Claims and provision for "outstanding" claims: Claims incurred include all claims (including claim estimates) and claims settlement payments made in respect of the financial period and the movement in provision for outstanding claims and settlement expenses. Provisions for outstanding claims and settlement expenses include claims incurred but not reported (IBNR), net of salvage and subrogation recoveries.

Life mathematical reserves: The life mathematical reserves have been calculated on the life policies in force at period-end by using actuarial assumptions and formulas approved by the Prime Ministry Undersecretariat of Treasury ("Treasury").

Life profit share reserve: Life profit share is the portion of investment income allocated to life policy holders from income generated due to premiums of life policies with a savings clause. Such policies normally have at least 10 years of maturity and policy holders are entitled to receive a profit share after 3 years from the date of policy issuance. Profit share is calculated on an individual policy basis. Investment income presented within income from insurance operations represents income generated through utilisation of funds associated with mathematical reserves in various investment tools whereas the provision for profit share represents the amount allocated to policy holders out of investment income after certain deductions.

Liability adequacy test: At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. Any deficiency is immediately charged to the income statement. The Bank has no additional liability with respect to the life insurance portfolio of its affiliate since in its revised tariffs, the affiliate changed the basis of its life profit share calculation to guarantee an annual return of the lower of the guaranteed rate or the annual inflation rate.

Significant accounting policies (continued)

(t) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(u) Segment reporting

A segment is a distinguishable component of the Bank and its affiliates that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Index for the notes to the consolidated financial statements:

Note description

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting

Segment information is presented in respect of the Bank and its affiliates' geographical and business segments. The primary format, business segments, is based on the Bank and its affiliates. Measurement of segment assets and liabilities and segment results is based on the accounting policies set out in the accounting policy notes.

1.1 Geographical segments

The Bank and its affiliates operate principally in Turkey, but also have operations in Holland, Russia, Ireland, Turkish Republic of Northern Cyprus, Malta, Luxembourg, Germany and Romania. Total geographic sector risk concentrations, both on and off balance sheet, are presented in the table below:

	2007				
	Loans	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	38,984,518	67,127,417	51,061,766	10,565,100	284,270
England	119,600	1,599,043	3,855,098	302,471	-
Germany	31,374	1,362,560	1,668,080	77,527	-
Holland	471,332	1,675,657	1,971,262	319,790	21,341
Russia	523,224	1,116,366	211,330	140,175	517
USA	37,275	471,726	5,132,038	318,572	-
Romania	256,544	385,859	265,807	56,552	-
France	14,259	23,845	135,062	229,914	-
Others	604,369	1,562,247	3,772,509	880,847	-
	41,042,495	75,324,720	68,072,952	12,890,948	306,128

	2006				
	Loans	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	29,237,572	52,062,163	37,693,554	8,458,958	165,751
Germany	33,379	989,234	2,131,261	68,609	-
Russia	449,618	898,077	64,593	31,058	615
Holland	279,436	464,682	979,207	259,873	7,736
USA	49,625	405,167	4,473,149	16,187	-
Romania	222,998	319,181	228,182	46,682	-
France	12,144	301,995	32,019	27,514	-
England	88,461	171,282	2,533,648	65,719	-
Others	251,958	1,302,449	3,838,213	1,072,776	-
	30,625,191	56,914,230	51,973,826	10,047,376	174,102

Total geographic sector risk concentrations on income statement are presented in the table below:

	2007	*2006*
Turkey	2,347,678	1,113,989
Holland	47,595	15,064
Luxembourg	16,599	10,682
Others	23,498	9,765
	2,435,370	1,149,500

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

1.2 *Business segments*

The main business segments are banking, leasing, insurance, factoring, other financial and non-financial sectors. Banking segment information is detailed further to retail banking and commercial, corporate and small and medium size enterprises (SME) banking as these are the major banking activities. Other operations heading under the banking segment include mainly treasury and investment banking activities as well as unallocated income and expense items. The analysis are as follows:

31 December 2007	Retail Banking	Commercial, Corporate & SME Banking	Other Operations	Eliminations	Total Banking	Leasing	Insurance	Factoring	Other Financial	Other Non-Financial	Combined	Eliminations	Total
Operating income	1,760,730	1,514,136	1,908,019	-	5,182,885	102,685	237,615	22,400	41,346	23,342	5,610,273	(74,667)	5,535,606
Operating expenses	(760,649)	(454,379)	(1,301,750)	-	(2,516,778)	(47,834)	(149,016)	(15,125)	(33,615)	(22,069)	(2,784,437)	24,615	(2,759,822)
Income from operations	**1,000,081**	**1,059,757**	**606,269**	**-**	**2,666,107**	**54,851**	**88,599**	**7,275**	**7,731**	**1,273**	**2,825,836**	**(50,052)**	**2,775,784**
Taxation charge	-	-	(320,414)	-	(320,414)	(36)	(15,785)	(1,514)	(2,334)	(331)	(340,414)	-	(340,414)
Net income for the year	**1,000,081**	**1,059,757**	**285,855**	**-**	**2,345,693**	**54,815**	**72,814**	**5,761**	**5,397**	**942**	**2,485,422**	**(50,052)**	**2,435,370**
Segment assets	13,682,475	25,979,466	31,400,256	(89,625)	70,972,572	2,132,203	768,686	638,241	46,792	10,814	74,569,308	(594,907)	73,974,401
Investments in equity participations	-	-	324,336	-	324,336	1,000	275	9,635	4,554	1,121	340,921	(291,145)	49,776
Unallocated assets	-	-	1,230,114	-	1,230,114	18,323	7,791	1,413	4,525	969	1,263,135	37,408	1,300,543
Total assets	**13,682,475**	**25,979,466**	**32,954,706**	**(89,625)**	**72,527,022**	**2,151,526**	**776,752**	**649,289**	**55,871**	**12,904**	**76,173,364**	**(848,644)**	**75,324,720**
Segment liabilities	23,946,399	16,521,575	25,030,059	(89,625)	65,408,408	1,940,243	684,365	609,483	8.952	4,887	68,656,338	(583,386)	68,072,952
Shareholders' equity and minority interest	-	-	7,118,614	-	7,118,614	211,283	92,387	39,806	46,919	8,017	7,517,026	(265,258)	7,251,768
Total liabilities, shareholders' equity and minority interest	**23,946,399**	**16,521,575**	**32,148,673**	**(89,625)**	**72,527,022**	**2,151,526**	**776,752**	**649,289**	**55,871**	**12,904**	**76,173,364**	**(848,644)**	**75,324,720**

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

31 December 2006	*Retail Banking*	*Commercial, Corporate & SME Banking*	*Other Operations*	*Eliminations*	*Total Banking*	*Leasing*	*Insurance*	*Factoring*	*Other Financial*	*Other Non-Financial*	*Combined*	*Eliminations*	*Total*
Operating income	1,471,029	1,099,122	675,949	-	3,246,100	75,507	259,847	21,057	40,330	25,945	3,668,786	(108,485)	3,560,301
Operating expenses	(606,644)	(387,495)	(869,184)	-	(1,863,323)	(36,071)	(206,859)	(15,219)	(35,505)	(26,680)	(2,183,657)	56,801	(2,126,856)
Income/(loss) from operations	**864,385**	**711,627**	**(193,235)**	**-**	**1,382,777**	**39,436**	**52,988**	**5,838**	**4,825**	**(735)**	**1,485,129**	**(51,684)**	**1,433,445**
Taxation charge	-	-	(273,016)	-	(273,016)	80	(8,981)	(1,304)	(661)	(63)	(283,945)	-	(283,945)
Net income for the year	**864,385**	**711,627**	**(466,251)**	**-**	**1,109,761**	**39,516**	**44,007**	**4,534**	**4,164**	**(798)**	**1,201,184**	**(51,684)**	**1,149,500**
Segment assets	10,426,782	19,133,900	24,114,995	(72,009)	53,603,668	1,351,525	682,431	540,427	37,194	9,979	56,225,224	(513,884)	55,711,340
Investments in equity participations	-	-	362,711	-	362,711	-	365	9,635	5,453	1,120	379,284	(359,789)	19,495
Unallocated assets	-	-	1,100,109	-	1,100,109	17,494	20,531	2,820	3,770	939	1,145,663	37,732	1,183,395
Total assets	**10,426,782**	**19,133,900**	**25,577,815**	**(72,009)**	**55,066,488**	**1,369,019**	**703,327**	**552,882**	**46,417**	**12,038**	**57,750,171**	**(835,941)**	**56,914,230**
Segment liabilities	17,580,830	12,786,322	19,881,423	(72,009)	50,176,566	1,212,552	564,868	518,837	2,439	4,964	52,480,226	(506,400)	51,973,826
Shareholders' equity and minority interest	-	-	4,889,922	-	4,889,922	156,467	138,459	34,045	43,978	7,074	5,269,945	(329,541)	4,940,404
Total liabilities, shareholders' equity and minority interest	**17,580,830**	**12,786,322**	**24,771,345**	**(72,009)**	**55,066,488**	**1,369,019**	**703,327**	**552,882**	**46,417**	**12,038**	**57,750,171**	**(835,941)**	**56,914,230**

(Currency: Thousands of New Turkish Lira (YTL))

2 Cash and cash equivalents

Cash and cash equivalents include cash balances on hand, due from banks with original maturity periods of less than three months and other cash items. Cash and cash equivalents as at 31 December 2007 and 2006, included in the accompanying consolidated statements of cash flows are as follows:

	2007	*2006*
Cash at branches	454,195	335,284
Loans and advances to banks with original maturity periods of less than three months	3,860,997	3,868,932
	4,315,192	4,204,216

3 Related party disclosures

For the purpose of this report, the shareholders jointly controlling the Bank namely Doğuş Holding AŞ and GE and all their subsidiaries, and their ultimate owners, directors and executive officers are referred to as related parties. During the course of the business, the Bank has made placements with and granted loans to related parties and also received deposits from them at various terms. The Bank had the following balances outstanding from and transactions with related parties:

3.1 Outstanding balances

	2007	*2006*
Balance sheet		
Loans and advances to customers	157,832	82,620
Loans granted in YTL	*97,612*	*49,929*
Loans granted in foreign currencies:	*US$ 22,547,863*	*US$ 22,369,176*
	EUR 20,075,886	*EUR 808,490*
Miscellaneous receivables	5,411	223,823
Deposits received	292,387	645,328
Commitments and contingencies		
Non-cash loans	169,696	51,302

3.2 Transactions

	2007	*2006*
Interest income	6,080	4,246
Interest expense	55,534	75,646

In 2007, interest rates applied to foreign currency receivables from and payables to related parties vary within the ranges of 3.1%-7.4% and 3.8%-6.6% (2006: 4.0%-10.4% and 1.5%-7.4%), respectively. The interest rates applied to YTL receivables from and payables to related parties vary within the ranges of 16.3%-21.6% and 15.2%-19.0%, respectively (2006: 7%-21% and 10%-22%). Various commission rates are applied to transactions involving guarantees and commitments.

(Currency: Thousands of New Turkish Lira (YTL))

3 Related party disclosures (continued)

No impairment losses have been recorded against balances outstanding during the period with related parties and no specific allowance has been made for impairment losses on balances with the related parties at the year-end.

Key management personnel compensation for the year ended 31 December 2007 amounted YTL 57,231 thousands (2006: YTL 49,981 thousands) on a consolidated basis. Within this total, individual key management expenses of the Bank amounted YTL 33,506 thousands (2006: YTL 24,911 thousands), of its financial affiliates amounted YTL 23,725 thousands (2006: YTL 25,070 thousands).

Doğuş Holding AŞ, signed an agreement ("the Agreement") with General Electric (GE) on 24 August 2005 for the sale of 53.550.000.000 shares representing 25.5% of the Bank's issued share capital. According to the terms of the Agreement, certain affiliates, associates and real estates were to be taken over by Doğuş Holding AŞ at a total price of YTL 958 millions calculated based on the consolidated financial statements as of 31 March 2005 of which 50% was paid at the closing date and the remaining to be paid in two equal instalments at the first and second anniversaries. Accordingly, the shares of Voyager Mediterranean Turizm End. ve Tic. AŞ, Sititur Turizm Taşımacılık Org. AŞ, Lasaş Lastik San. ve Tic. AŞ, Doğuş Hava Taşımacılığı AŞ and, Şahintur Şahinler Otelcilik Turizm Yatırım İşletmeleri AŞ as its consolidated affiliate and Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ. having a total book value of YTL 508,432 thousands were sold to Doğuş Holding AŞ at a total sale price of YTL 503,490 thousands in December 2005. Subsequent to the year end 2005, the assets that are categorized as the second group representing certain equity participations, namely Garanti Turizm Yatırım ve İşletmeleri AŞ and Doc Finance SA with a total book value of YTL 31,556 thousands and certain real estates either in use or held for sale having a total book value of YTL 242,261 thousands were altogether sold to Doğuş Holding AŞ on 17 April 2006. YTL 100,000 thousands of the total sale price amounting YTL 273,397 thousands was collected on the date of sale and the remaining were to be collected in two equal instalments, each amounting YTL 86,698.5 thousands, on 22 December 2006 and 24 December 2007. In December 2006 and 2007, these two instalments were fully collected by the Bank. As of 31 December 2006, the Bank's net receivable from Doğuş Holding AŞ on these sales was YTL 198,329 thousands as classified under "miscellaneous receivables" (Note 9), in the accompanying consolidated financial statements.

The Bank sold a real estate, a building in Maslak, acquired against its impaired assets to Doğuş Holding AŞ on 15 August 2006. US$ 20 millions of the sale price of US$ 32 millions was collected on the date of sale. The remaining US$ 12 millions was collected in 2007. Accordingly, a gain of YTL 2,634 thousands on this sale is recorded as of 31 December 2006.

The Bank's two consolidated financial affiliates, having in total 76% ownership in Cappadocia Investments Ltd. with a share capital of GBP 4,700,000 sold their shares in this company before the end of November 2006 with a total book value of YTL 5,298 thousands to a related party. Accordingly, a total loss of YTL 670 thousands is recognized as of 31 December 2006 on this sale.

On 1 December 2006, the Bank sold its 50.98% participation in Garanti Gayrimenkul Yatırım Ortaklığı AŞ, a consolidated affiliate, to Doğuş Holding AŞ and GE Capital Corporation. In the accompanying consolidated financial statements, the Bank incurred a gain of YTL 15,772 thousands on this sale as of 31 December 2006.

(Currency: Thousands of New Turkish Lira (YTL))

4 Cash and balances with central banks

	2007	*2006*
Cash at branches	454,195	335,284
Balances with central banks excluding reserve deposits	2,420,784	2,120,881
	2,874,979	2,456,165

5 Financial assets at fair value through profit or loss

	2007				*2006*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments held at fair value:					
Government bonds in YTL	222,022	205,146	14-21	2014	39,709
Eurobonds	81,004	96,528	5-12	2036	65,488
Bonds issued by foreign institutions	91,986	94,112	9	2010	129,789
Gold	-	69,444	-	-	16,601
Bonds issued by corporations	23,046	24,467	8-21	2010	50,513
Discounted government bonds in YTL	22,814	18,659	16-17	2009	46,357
Government bonds in foreign currency	10,143	10,516	6-7	2010	63,123
Government bonds at floating rates	4,143	4,527	18-22	2014	258
Others		52,643			8,642
		576,042			420,480
Equity and other non-fixed income instruments:					
Forfeiting receivables		427,836		2011	598,928
Listed shares		140			13
Total financial assets at fair value through profit or loss		1,004,018			1,019,421

Income from debt and other instruments held at fair value is reflected in the consolidated income statement as interest on securities. Gains and losses arising on derivative financial instruments and changes in fair value of other trading instruments are reflected in net trading income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges are reflected as a separate component of equity.

Gain/(loss) from trading of financial assets is detailed in the table below:

	2007	*2006*
Fixed and floating securities	69,820	48,640
Foreign exchange transactions	(12,869)	(6,095)
Derivative transactions	(206,535)	(80,521)
Trading loss, net	(149,584)	(37,976)

(Currency: Thousands of New Turkish Lira (YTL))

5 Financial assets at fair value through profit or loss (continued)

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 129,071 thousands (2006: YTL 133,500 thousands).

As at 31 December 2007, financial assets at fair value through profit or loss amounting to YTL 1,824 thousands are blocked against asset management operation and insurance business related transactions (2006: YTL 8,017 thousands).

6 Loans and advances to banks

	2007			*2006*		
	YTL	*Foreign Currency*	*Total*	*YTL*	*Foreign Currency*	*Total*
Loans and advances-demand						
Domestic banks	1,429	3,901	5,330	4,972	1,856	6,828
Foreign banks	35,180	218,824	254,004	19,391	130,339	149,730
	36,609	222,725	259,334	24,363	132,195	156,558
Loans and advances-time						
Domestic banks	261,942	1,001,617	1,263,559	131,825	818,544	950,369
Foreign banks	731,231	2,685,421	3,416,652	96,910	1,320,241	1,417,151
	993,173	3,687,038	4,680,211	228,735	2,138,785	2,367,520
Accrued interest on loans and advances	64,155	45,341	109,496	3,252	5,168	8,420
Total loans and advances to banks	1,093,937	3,955,104	5,049,041	256,350	2,276,148	2,532,498
Less: allowance for uncollectibility	-	-	-	-	-	-
Net loans and advances to banks	1,093,937	3,955,104	5,049,041	256,350	2,276,148	2,532,498

As at 31 December 2007, majority of loans and advances-time are short-term, maturing within one year, with interest rates ranging between 2%-7% per annum for foreign currency time placements and 16%-21% per annum for YTL time placements (2006: 3%-9% and 16%-22%, respectively).

As at 31 December 2007, loans and advances at domestic and foreign banks include blocked accounts of YTL 1,095,412 thousands (2006: YTL 255,541 thousands) held against "Diversified Payment Rights" securitizations, fundings, legal legislations for the branches operating in foreign countries, and insurance business.

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers

Outstanding loans and advances to customers are divided between economic sectors and loan types as follows:

	2007	*2006*
Consumer loans	13,438,190	10,183,767
Credit cards	*5,430,110*	*4,603,310*
Mortgage loans	*4,156,756*	*2,696,537*
General purpose loans	*2,314,226*	*1,465,610*
Auto loans	*1,131,629*	*1,137,105*
Other consumer loans	*405,469*	*281,205*
Service sector	2,575,186	2,394,690
Construction	2,217,345	1,102,000
Energy	1,987,433	1,456,498
Financial institutions	1,949,021	1,604,898
Food	1,886,326	1,459,621
Transportation and logistics	1,653,543	1,240,510
Transportation vehicles and sub-industry	1,556,786	1,123,609
Textile	1,526,818	1,285,261
Metal and metal products	1,291,787	1,058,125
Data processing	1,251,934	758,775
Tourism	999,291	747,431
Durable consumption	818,559	496,298
Agriculture and stockbreeding	710,237	485,835
Machinery and equipments	534,142	379,768
Electronic, optical and medical equipment	457,263	359,050
Chemistry and chemical product	444,381	399,382
Stone, rock and related products	437,162	231,364
Mining	280,611	216,172
Paper and paper products	253,936	225,405
Plastic products	240,011	166,803
Others	1,487,989	1,033,685
Total performing loans	37,997,951	28,408,947
Non-performing loans and lease receivables	869,567	657,722
Total gross loans	38,867,518	29,066,669
Financial lease receivables, net of unearned income (Note 8)	1,923,040	1,269,727
Factoring receivables	494,400	402,600
Accrued interest income on loans and lease receivables	543,392	481,219
Allowance for possible losses from loans and lease receivables	(785,855)	(595,024)
Loans and advances to customers	41,042,495	30,625,191

As at 31 December 2007, interest rates on loans granted to customers range between 2%-16% (2006: 3%-14%) per annum for the foreign currency loans and 16%-31% (2006: 14%-31%) per annum for the YTL loans.

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006.

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers (continued)

The provision for possible losses is comprised of amounts for specifically identified as being impaired and non-performing loans and advances and a further portfolio-basis amount considered adequate to cover the residual inherent risk of loss present in the lending relationships presently performing in accordance with agreements made with borrowers. The amount of the portfolio basis allowance is YTL 153,805 thousands (2006: YTL 85,178 thousands).

Movements in the allowance for possible losses on loans and lease receivables including the portfolio basis allowances, are as follows:

	2007	*2006*
Balance at the beginning of the year	595,024	569,141
Write-offs	(83,513)	(109,429)
Recoveries and reversals	(41,780)	(85,988)
Provision for the year	316,124	221,300
Balance at the end of the year	785,855	595,024

Movement in the portfolio basis allowance are as follows:

	2007	*2006*
Balance at the beginning of the year	85,178	76,573
Provision for the year, net	68,627	8,605
Balance at the end of the year	153,805	85,178

8 Financial lease receivables

The financial leases typically run for a period of one to five years, with transfer of ownership of the leased asset at the end of the lease term. Interest is charged over the period of the lease.

The receivables are secured by way of the underlying assets. Loans and advances to customers include the following financial lease receivables:

	2007	*2006*
Financial lease receivables, net of unearned income (Note 7)	1,923,040	1,269,727
Add: non-performing lease receivables	16,181	13,488
Less: allowance for possible losses on lease receivables	(16,819)	(8,895)
	1,922,402	1,274,320
Accrued interest on lease receivables	23,246	12,548

Analysis of net financial lease receivables		
Due within 1 year	987,689	700,208
Due between 1 and 5 years	1,240,013	778,478
Financial lease receivables, gross	2,227,702	1,478,686
Unearned income	(305,300)	(204,366)
Financial lease receivables, net	1,922,402	1,274,320

Analysis of net financial lease receivables, net		
Due within 1 year	826,985	589,234
Due between 1 and 5 years	1,095,417	685,086
Financial lease receivables, net	1,922,402	1,274,320

(Currency: Thousands of New Turkish Lira (YTL))

9 Other assets

	2007	*2006*
Reserve deposits at the Central Bank of Turkey	4,907,841	2,924,705
Insurance premium receivables	580,695	412,843
Prepaid expenses, insurance claims and similar items	202,262	140,172
Accrued exchange gain on derivatives	136,424	59,921
Miscellaneous receivables (Note 3)	133,292	356,575
Tangible assets held for sale	112,886	115,196
Prepaid taxes and taxes and funds to be refunded	52,399	16,000
Clearing house	2,923	33,508
Others	39,836	51,554
	6,168,558	4,110,474

At 31 December 2007, reserve deposits at the Central Bank of Turkey are kept as minimum reserve requirement. These funds are not available for the daily business of the Bank and its affiliates. As required by the Turkish Banking Law, these reserve deposits are calculated on the basis of YTL and foreign currency liabilities taken at the rates determined by the Central Bank of Turkey. In accordance with the current legislation, the reserve deposit rates for YTL and foreign currency liabilities are 6% and 11%, respectively. Interest rates applied for reserve requirements are 11.81% (2006: 13.12%) for YTL deposits and 1.95% and 1.80% (2006: 1.73% and 2.515%) for foreign currency deposits in US$ and Euro.

YTL 100,582 thousands (2006: YTL 99,443 thousands) of the tangible assets held for sale is comprised of foreclosed real estate acquired by the Bank against its impaired receivables. Such assets are required to be disposed of within three years following their acquisitions per the Turkish Banking Law. This three year period can be extended by a legal permission from the regulators. In case of real estates held for sale, this requirement is valid only if the legal limit on the size of the real estate portfolio that a bank can maintain is exceeded. Currently, as the Bank is within this legal limit, it is not subject to the above requirement.

The Bank sold a significant part of its tangible assets held for sale to Doğuş Holding AŞ on 17 April 2006 as explained in detail in Note 3.

Impairment losses provided on real estates held for sale were determined based on the appraisals of independent appraisal firms. As of 31 December 2007, real estates held for sale costing YTL 117,055 thousands (2006: YTL 123,085 thousands) have been impaired by YTL 6,924 thousands (YTL 8,100 thousands).

As of 31 December 2007, the rights of repurchase on various tangible assets held for sale amounted to YTL 29,850 thousands (2006 : YTL 9,020 thousands).

(Currency: Thousands of New Turkish Lira (YTL))

10 Security investments

	2007				2006
	Face value	Carrying value	Interest rate range %	Latest maturity	Carrying value
Debt and other instruments available-for-sale:					
Government bonds at floating rates	3,643,599	3,977,839	18-22	2014	3,797,572
Discounted government bonds in YTL	3,397,186	2,931,781	16-17	2009	1,725,401
Government bonds in YTL	2,599,075	2,649,515	14-17	2012	54,067
Eurobonds	1,569,679	1,726,716	5-12	2036	1,417,448
Bonds issued by corporations *(a)*	1,370,506	1,367,802	5-18	2017	1,072,209
Government bonds in foreign currency	493,891	509,559	7	2010	1,587,007
Bonds issued by financial institutions	150,127	150,229	5-12	2014	46,221
Government bonds indexed to consumer price index	106,481	120,324	10	2012	-
Bonds issued by foreign governments	27,581	42,735	6-13	2028	50,465
Others *(b)*		58,455			44,576
Total securities available-for-sale		13,534,955			9,794,966
Debt and other instruments held-to-maturity:					
Government bonds at floating rates	2,698,934	2,837,628	*(c)*	2011	2,782,304
Eurobonds	622,931	669,120	9-12	2030	941,289
Government bonds in YTL	487,431	468,740	14-17	2011	567,896
Bonds issued by foreign governments	116,000	116,617	3	2008	140,978
Discounted government bonds in YTL	2,994	2,994	7	2008	412,148
Bonds issued by corporations	1,729	1,718	7-8	2014	22,263
Other		22,561			46,143
		4,119,378			4,913,021
Accrued interest on held-to-maturity portfolio		180,977			259,604
Total securities held-to-maturity		4,300,355			5,172,625
Total security investments		17,835,310			14,967,591

(a) Bonds issued by corporations include credit linked notes with face value amounting to YTL 1,015,000 thousands (2006: YTL 871,875 thousands) and carrying value amounting to YTL 1,039,423 thousands (2006: YTL 897,013 thousands) that are linked to the default risk of the Turkish Government. All bonds issued by corporations are valued at amortized cost since these financial assets are not quoted in an active market. The consolidated factoring affiliate's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of US$ 35,850,000 and EUR 2,500,000 (2006: -) and a total carrying value of YTL 30,633 thousands (2006: -).

(b) In 2006, the Bank recorded 424,159 shares of MasterCard Incorporated at a total nominal value of US$ 42.42 acquired free of charge for its credit card marketing activities on MasterCard. As of 27 July 2006, the Bank sold 250,254 shares of MasterCard Incorporated at a total nominal value of US$ 25.03 amounting to US$ 7,698,964.21. As of 31 December 2007 the Bank recorded 173,905 shares of MasterCard Incorporated at a nominal value of US$ 17.39 and one share of Visa Europe Limited at a nominal value of EUR 10 acquired free of charge for its credit card marketing activities, in its investment securities available-for-sale portfolio.

(c) The interest rates applied on these securities are floating quarterly based on interest rates of government bond bids of the government.

(Currency: Thousands of New Turkish Lira (YTL))

10 Security investments (continued)

Movements in the allowance for security investments are as follows:

	2007	*2006*
Balance at the beginning of the year	31,672	35,022
Value increase in securities available-for-sale portfolio for the year, net	(15,797)	(24,091)
Provision for securities held-to-maturity portfolio for the year, net	1,673	20,741
Balance at the end of the year	17,548	31,672

Interest income from debt and other fixed or floating instruments is reflected in interest on securities. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 9,718,647 thousands (2006: YTL 6,066,007 thousands).

In 2006, the Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its securities held-to-maturity portfolio. Such securities are included in the securities held-to-maturity portfolio above at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement as earned through their maturity dates.

The following table summarizes securities that were deposited as collaterals with respect to various banking transactions:

	2007		*2006*	
	Face Value	*Carrying value*	*Face Value*	*Carrying value*
Deposited at Istanbul Stock Exchange	7,434,431	7,654,013	4,155,068	4,045,302
Collateralized to foreign banks	2,556,803	2,765,952	2,503,622	2,740,629
Deposited at CBT for interbank transactions	516,600	537,225	594,050	615,547
Deposited at CBT for foreign currency money market transactions	192,400	212,552	13,950	14,468
Deposited at Clearing Bank (Takasbank)	97,325	98,888	42,223	41,627
Deposited at CBT for repurchase transactions	79,412	76,429	83,553	78,555
Others		37,605		45,452
		11,382,664		7,581,580

11 Investments in equity participations

	2007		2006	
	Carrying Value	*Ownership %*	*Carrying Value*	*Ownership %*
Eureko Sigorta AŞ	28,997	20.00	-	-
IMKB Takasbank AŞ	11,915	5.83	11,915	5.83
Others	8,864		7,580	
	49,776		19,495	

Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ is established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies. Its legal registration process has been completed on 3 October 2007. The Bank owns 99.99% of the company shares. 1/4 of the share capital of the company amounting YTL 750 in total, is paid. This company is not consolidated in the accompanying consolidated financial statements as currently it does not have material operations comparing to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations in "others" above and valued at cost.

As discussed in more detail in Note 29, 80% shares of a previously consolidated affiliate, Garanti Sigorta AŞ, owned by the Bank are sold to Eureko BV on 21 June 2007. After the sale, the remaining 20% is reclassified to investments in equity participations and accounted under equity method of accounting. Subsequent to this sale, at 1 October 2007 the legal name of the company has been changed as Eureko Sigorta AŞ.

Garanti Filo Yönetimi Hizmetleri ve Ticaret AŞ is established on 10 January 2007 as an operational leasing company, and fully owned and controlled by the leasing affiliate of the Bank. The company's main objective is to rent cars to corporates, institutional and small and medium size enterprises. The paid share capital is YTL 1,000 thousand as of the issue date of the financial statements. This company is not consolidated in the accompanying financial statements as currently it does not have material operations comparing to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations in "others" above and valued at cost.

The Bank's two consolidated financial affiliates, having together a total 76% ownership in Cappadocia Investments Ltd. with a share capital of GBP 4,700,000, sold their shares in this company before the end of November 2006 with a total book value of YTL 5,298 thousands to a related party. Accordingly a total of YTL 670 thousands loss is recognized as of 31 December 2006 in the accompanying consolidated financial statements on this sale.

As discussed in more detail in Note 3, in accordance with the Agreement signed between Doğuş Holding AŞ and GE on 24 August 2005 for the sale of 53,550,000,000 shares representing 25.5% of the Bank's issued share capital, certain equity participations that are categorized in the second group of the agreement, namely Garanti Turizm Yatırım ve İşletmeleri AŞ and Doc Finance SA with a total book value of YTL 31,556 thousands were also sold to Doğuş Holding AŞ on 17 April 2006.

On 1 March 2006, the Bank participated in Gelişen İşletmeler Piyasaları AŞ by 5% for YTL 500 thousands of which YTL 250 thousands was paid. The investment in this company is included in "others" above.

IMKB Takasbank AŞ and other equity participations do not have a quoted market price in an active market and other methods of reasonably estimating their values would be inappropriate and impracticable, accordingly they are stated at cost, restated for the effects of inflation in YTL units current at 31 December 2005.

(Currency: Thousands of New Turkish Lira (YTL))

11 Investments in equity participations (continued)

Impairment losses of YTL 19 thousands as of 31 December 2006 (2007: -) are provided for the decreases in the value of certain investments in equity participations. Accordingly, the cumulative provisions for such impairment losses amounted to YTL 3,902 thousands as of 31 December 2007 (2006 : YTL 3,931 thousands).

12 Tangible assets

Movement in tangible assets from 1 January to 31 December 2007 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 December*
Costs					
Land and buildings	1,061,922	64,746	(4,934)	(24,815)	1,096,919
Furniture, fixture and equipments	1,105,376	165,659	(1,285)	(183,477)	1,086,273
Leasehold improvements	214,480	65,264	(641)	(80,829)	198,274
	2,381,778	295,669	(6,860)	(289,121)	2,381,466
Less: Accumulated depreciation					
Buildings	210,477	23,038	(449)	(3,569)	229,497
Furniture, fixture and equipments	843,754	135,739	(753)	(168,999)	809,741
Leasehold improvements	137,258	26,427	(358)	(75,433)	87,894
	1,191,489	185,204	(1,560)	(248,001)	1,127,132
Construction in progress	7,335	10,459 *(a)*			17,794
	1,197,624				1,272,128
Impairment in value of tangible assets	(118,375)				(109,227)
	1,079,249				1,162,901

Movement in tangible assets from 1 January to 31 December 2006 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 December*
Costs					
Land and buildings	1,166,780	18,096	8,275	(131,229)	1,061,922
Furniture, fixture and equipments	1,097,093	82,927	2,171	(76,815)	1,105,376
Leasehold improvements	146,735	73,079	1,602	(6,936)	214,480
	2,410,608	174,102	12,048	(214,980)	2,381,778
Less: Accumulated depreciation					
Buildings	195,105	22,025	418	(7,071)	210,477
Furniture, fixture and equipments	796,939	100,861	1,138	(55,184)	843,754
Leasehold improvements	94,559	45,638	517	(3,456)	137,258
	1,086,603	168,524	2,073	(65,711)	1,191,489
Construction in progress	22,001			(14,666) *(a)*	7,335
	1,346,006				1,197,624
Impairment in value of tangible assets	(126,593)				(118,375)
	1,219,413				1,079,249

(a) Additions to and transfers from "construction in progress" are given as net.

(Currency: Thousands of New Turkish Lira (YTL))

12 Tangible assets (continued)

A portion of the disposals during the year 2007 amounting to YTL 14,099 thousands represented the tangible assets of the consolidated affiliate that is recorded under equity method of accounting in the accompanying consolidated financial statements as of 31 December 2007 following the sale of 80% ownership in this company by the Bank in June 2007 as discussed in more detail in Note 29.

A significant portion of the disposals during the year 2006 amounting to YTL 108,087 thousands mainly represented the tangible assets of a consolidated affiliate that was sold in December 2006.

Depreciation expense for the year ended 31 December 2007 amounts to YTL 185,204 thousands (2006: YTL 168,524 thousands).

Assessment of the independent appraiser firms have been taken into consideration in the determination of the impairment losses provided for land and buildings. As of 31 December 2007, land and buildings at a total net book value before impairment of YTL 407,411 thousands (2006: YTL 427,838 thousands) have been impaired by YTL 109,227 thousands (2006: YTL 118,375 thousands).

13 Goodwill

As of 31 December 2007, goodwill arises from the direct acquisitions of 100.00% ownership in Garanti Yatırım Menkul Kıymetler AŞ, 98.94% ownership in Garanti Finansal Kiralama AŞ, 84.91% ownership in Garanti Emeklilik ve Hayat AŞ, 81.84% ownership in Garanti Faktoring Hizmetleri AŞ and 20.00% ownership in Eureko Sigorta AŞ consisting of the excesses of the total acquisition costs over net assets of these consolidated entities at the dates of their acquisition as follows:

	2007	2006
Garanti Yatırım Menkul Kıymetler AŞ	20,984	20,984
Garanti Faktoring Hizmetleri AŞ	6,697	6,697
Garanti Finansal Kiralama AŞ	5,233	5,233
Eureko Sigorta AŞ	222	1,099
Garanti Emeklilik ve Hayat AŞ	34	38
	33,170	34,051
Impairment of goodwill	-	-
	33,170	34,051

Impairment losses are provided for decrease in the net asset value of the consolidated entities by assessing their internal and external resources.

(Currency: Thousands of New Turkish Lira (YTL))

14 Deposits from banks

Deposits from banks comprise the following:

	2007	*2006*
Payable on demand	376,914	310,970
Term deposits	2,044,855	1,250,815
	2,421,769	1,561,785
Accrued interest on deposits from banks	14,324	11,945
	2,436,093	1,573,730

Deposits from banks include both YTL accounts amounting YTL 894,291 thousands (2006: YTL 705,482 thousands) and foreign currency accounts amounting YTL 1,527,478 thousands (2006: YTL 856,303 thousands) in total. As at 31 December 2007, interest rates applicable to YTL bank deposits and foreign currency bank deposits vary within ranges of 16%-21% and 4%-11% (2006: 14%-23% and 2%-7%), respectively.

15 Deposits from customers

Deposits from customers comprise the following:

		2007		*2006*
	Demand	*Time*	*Total*	*Total*
Foreign currency	5,276,947	16,628,350	21,905,297	18,567,949
Saving	1,072,315	11,464,381	12,536,696	9,062,046
Commercial	1,644,688	4,241,895	5,886,583	4,034,746
Public and other	485,131	299,967	785,098	461,590
	8,479,081	32,634,593	41,113,674	32,126,331
Accrued interest expense on deposits from customers	10	221,063	221,073	168,226
	8,479,091	32,855,656	41,334,747	32,294,557

As at 31 December 2007, interest rates applicable to YTL deposits and foreign currency deposits vary within ranges of 16%-21% and 1%-9% (2006: 11%-22% and 1%-11%), respectively.

As at 31 December 2007, subordinated deposits obtained by the consolidated banking affiliate in Holland amounting EUR 48 millions (equivalent of YTL 81,458 thousands) are included in foreign currency time deposits (2006: equivalent of YTL 88,217 thousands).

16 Obligations under repurchase agreements

The Bank and its affiliates raise funds by selling financial instruments under agreements to repay the funds by repurchasing the instruments at future dates at the same price plus interest at a predetermined rate. Repurchase agreements are commonly used as a tool for short-term financing of interest-bearing assets, depending on the prevailing interest rates.

(Currency: Thousands of New Turkish Lira (YTL))

16 Obligations under repurchase agreements (continued)

Assets sold under repurchase agreements comprise the following:

	Carrying value	*Fair value of underlying assets*	*Carrying amount of corresponding liabilities*	*Range of repurchase dates*	*Repurchase price*
2007					
Financial assets at fair value through profit or loss	129,071	129,071	116,469	Jan'08-Dec'08	117,551
Security investments	9,718,647	9,720,363	8,475,485	Jan'08-Feb'11	8,686,021
	9,847,718	9,849,434	8,591,954		8,803,572
2006					
Financial assets at fair value through profit or loss	133,500	133,500	120,815	Jan'07-Dec'08	127,240
Security investments	6,066,007	6,065,690	5,174,727	Jan'07-Feb'11	5,459,033
	6,199,507	6,199,190	5,295,542		5,586,273

Accrued interest on obligations under repurchase agreements amounting to YTL 70,948 thousands (2006: YTL 75,536 thousands) is included in the carrying amount of corresponding liabilities.

In general the carrying values of such assets are more than the corresponding liabilities due to the margins set between the parties, since such funding is raised against assets collateralized.

The proceeds from the sale of securities under repurchase agreements are treated as liabilities and recorded as obligations under repurchase agreements. As at 31 December 2007, the maturities of the obligations varied from one day to three years and two months and interest rates varied between 4%-18% (2006: 3%-19%).

17 Loans and advances from banks

Loans and advances from banks comprise the following:

	2007	*2006*
Short-term borrowings		
Domestic banks	683,481	583,132
Foreign banks	1,997,630	2,402,850
	2,681,111	2,985,982
Long-term debts		
Short-term portion	2,788,538	838,385
Medium and long-term portion	5,784,163	5,720,056
	8,572,701	6,558,441
Accrued interest on loans and advances from banks	186,560	105,347
	11,440,372	9,649,770

As at 31 December 2007, loans and advances from banks included various promissory notes amounting to YTL 1,084,457 thousands in total with latest maturity of 2009 (2006: YTL 871,597 thousands with latest maturity of 2008), of which YTL 270,623 thousands (2006:YTL 265,190 thousands) are classified under long-term debts.

(Currency: Thousands of New Turkish Lira (YTL))

17 Loans and advances from banks (continued)

As at 31 December 2007, short-term borrowings included one-year syndicated facility to finance pre-export contracts of the Bank's corporate customers with a total amount of EUR 600 millions (equivalent of YTL 1,018,080 thousands) with a rate of Euribor+0.475% per annum as signed with 43 banks.

Long-term debts comprise the following:

	2007					2006
	Interest rate%	*Latest Maturity*	*Amount in original currency*	*Short term portion*	*Medium and long term portion*	*Medium and long term debts*
Sydicated club-term loan facility	5.3	2008	US$ 700 mio	810,117	-	976,500
Deutsche Bank AG	11.4-12.9	2017	YTL 701 mio	-	701,210	-
DPR Securitisation-IV	5.8-6.4	2013	US$ 600 mio	-	693,993	834,622
DPR Securitisation-V	5.5-6.3	2013	US$ 525 mio	24,115	583,534	730,784
Subordinated debt	6.95	2017	US$ 500 mio	-	578,016	-
DPR Securitisation-VI	4.1	2011	EUR 300 mio	-	508,376	550,463
DPR Securitisation-VII	6.3	2016	US$ 400 mio	-	463,543	557,487
DPR Securitisation-VIII	5.6	2017	US$ 350 mio	-	405,486	-
DPR Securitisation-VI	6.2	2013	US$ 300 mio	104,271	243,035	417,674
DPR Securitisation-III	5.6	2013	US$ 300 mio	34,546	312,470	417,336
DPR Securitisation-VI	5.5	2016	US$ 225 mio	-	260,381	313,182
DPR Securitisation-VII	6.2	2014	US$ 100 mio	-	115,876	139,358
DPR Securitisation-VIII	5.6	2017	US$ 100 mio	-	115,853	-
DPR Securitisation-VIII	5.6	2017	US$ 100 mio	-	115,853	-
DPR Securitisation-VIII	6.2	2015	US$ 50 mio	-	57,937	-
Syndication debt	5.8	2008	US$ 250 mio	288,160	-	116,281
Others				1,527,329	628,600	666,369
				2,788,538	5,784,163	5,720,056

On 28 June 2007, the Bank obtained a securitization (the "DPR Securitization-VIII") transaction by issuance of certificates; three tranches of US$ 550 millions with 10 years maturity wrapped by Ambac Assurance Corp., Financial Guaranty Insurance Corp. and XL Capital Assurance and a tranche of US$ 50 millions with 8 years maturity and no financial guarantee.

On 5 February 2007, the Bank obtained a 10-year subordinated fixed-rate notes of US$ 500 millions due February 2017 with a repayment option for the Bank at the end of the fifth year. The fixed rate notes with Political Risk Insurance provided by Steadfast (a subsidiary of Zurich American Insurance Company) received a rating of Baa1 by Moody's Investors Service and priced at par to yield 6.95% to investors (207.7 bps over comparable US Treasuries).

On 24 January 2007, the Bank borrowed YTL 435 millions from Deutsche Bank AG, London with a maturity of 10 years at 12.93% annual fixed interest rate through a secured financing transaction. Accordingly, the Bank pledged US$ 300 millions of cash collateral to Deutsche Bank AG, London. Subsequently, the Bank has entered into two more secured financing transactions with the same counterparty under the same collateral conditions and borrowed in total YTL 266 millions in two separate transactions on 28 June and 3 July 2007 with maturity of 10 years for each and pledged US$ 100 millions of cash collateral for each. The funding costs are 11.30% and 11.35%, respectively. The cash collaterals earn annually US$ libor floating interest rate.

17 Loans and advances from banks (continued)

In December 2006, the Bank completed a securitization (the "DPR Securitization-VII") transaction by issuance of certificates: US$ 400 millions tranche with a maturity of 10 years and US$ 100 millions tranche with a maturity of 8 years. Both of the series were issued on an unwrapped basis.

In November 2006, the Bank signed a two year syndicated club term-loan facility amounting to US$ 700 millions as signed with 34 banks including 22 mandated lead arrangers.

In May 2006, the Bank completed a securitization (the "DPR Securitization-VI") transaction by issuance of certificates: Euro 300 millions with a guarentee issued by MBIA Insurance Corp. with maturity of 5 years, US$ 300 millions with no financial guarantee and a maturity of 7 years and US$ 225 millions with a guarantee issued by Ambac Assurance Corp. with maturity of 10 years.

One of the banking affiliates of the Bank obtained a two-year syndication loan amounting US$ 250 millions in March 2006 as signed with 25 banks.

In November 2005, the Bank completed a securitization (the "DPR Securitization-V") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by CIFG Inc. with a maturity of 7 years, US$ 250 millions with a guarantee issued by XL Capital Assurance with a maturity of 8 years and US$ 125 millions with no financial guarantee and a maturity of 8 years.

In September 2005, the Bank completed a securitization (the "DPR Securitisation-IV") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by Financial Guaranty Insurance Corp. with a final maturity of 7 years, US$ 150 millions with a guarantee issued by Financial Security Assurance with a final maturity of 8 years, US$ 165 millions with a financial guarantee issued by Assured Guaranty Corp. with a final maturity of 8 years, US$ 110 millions with a financial guarantee issued by Radian Asset Assurance Inc. with a final maturity of 7 years, US$ 25 millions with no financial guarantee and a final maturity of 7 years.

In May 2005, the Bank completed a securitization (the "DPR Securitisation-III") transaction by issuance of certificate: US$ 300 millions with a guarantee issued by MBIA Insurance Corp., a final maturity of 8 years.

The DPR securitization is a way of securitizing the Bank's payment orders created via SWIFT MT 103 or similar payment orders in terms of US Dollar, Euro and GBP accepted as derived primarily from the Bank's trade finance and other corporate businesses and paid through foreign depository banks.

18 Bonds payable

Bonds payable comprise of the following:

	2007				2006
	Amount in original currency in millions	*Maturity*	*Interest rates %*	*Carrying value*	*Carrying value*
Subordinated debt	EUR 30	2016	Euribor+1.57	50,903	55,131
Accrued interest on bonds payable				9	24
				50,912	55,155

On 29 September 2006, one of the Bank's affiliates issued its first FRN for EUR 30 millions, Euro-denominated lower tier-2 capital, priced at 99.30, arranged by Deutsche Bank and traded on the alternative market in Frankfurt.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation

In Turkey, corporate income tax is levied at the rate of 20% on the statutory corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the years 2007 and 2006.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from prior years. There is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns and accounting records are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit the tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

In Holland, corporate income tax is levied at the rate of 25.5% (31 December 2006: 29.6%) on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward for nine years to offset against future taxable income. Tax losses can be carried back to one prior year. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assessment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 40% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

In Turkey, the tax legislation does not permit a parent company and its affiliates to file a consolidated tax return. Therefore, the taxation charge, as reflected in the accompanying consolidated financial statements, represents the total amount of the taxation charge of each affiliate.

The total provision for taxes on income is different than the amount computed by applying the Turkish statutory tax rate to income before provision for taxes as shown in the following reconciliation:

	2007	*%*	*2006*	*%*
Taxes on income per statutory tax rate	555,157	20.00	286,689	20.00
Income items exempt from tax	(128,736)	(4.64)	(14,568)	(1.02)
Refund from the tax litigation (*)	(137,256)	(4.94)	-	-
Disallowable expenses	56,431	2.03	31,671	2.21
Reversal of valuation allowance	-	-	(79,384)	(5.53)
Effect of change in legal tax rate	-	-	44,755	3.12
Others	(5,182)	(0.19)	14,782	1.03
Taxation charge	340,414	12.26	283,945	19.81

(*) The Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, and using the investment incentive rights that the Bank had but could not have benefited before, in the corparate tax return of 2005 as a result of such adjustments to corporate tax returns, the tax refund that the Bank will collect through conciliation from the tax office, due to the prepaid taxes in 2005 is agreed to be YTL 137,256 thousands.

The taxation charge is comprised of the following:

	2007	*2006*
Current taxes	369,110	289,794
Deferred taxes	(28,696)	(5,849)
Taxation charge	340,414	283,945

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

The current taxes payable on income are comprised of the following:

	2007	*2006*
Provision for current taxes payable on income	340,414	283,945
Less: Prepaid corporate taxes	(363,809)	(161,772)
Add/(less): Deferred taxes	28,696	5,849
Current tax liability	5,301	128,022

In accordance with the related regulation for prepaid taxes on income, such advance payments during the year are being deducted from the final tax liability for the year. Accordingly, the taxation charge on income is not equal to the final tax liability appearing on the balance sheet.

Income tax liability recognised directly in equity is as follows:

	2007	*2006*
Unrealised gain on available-for-sale assets	33,574	18,927
Hedging reserve	7,866	787
	41,440	19,714

Deferred tax asset and liabilities are attributable to the items detailed in the table below:

	2007	*2006*
Deferred tax asset		
Impairment losses on loans	47,675	27,472
Impairment of equity participations and tangible assets	26,668	28,344
Valuation difference on financial assets and liabilities	24,649	(9,447)
Short-term employee benefits	20,088	19,080
Accruals on credit card rewards	9,844	9,210
Reserve for employee severance indemnity	9,125	7,213
Discount on miscellaneous receivables	2,278	3,363
Pro-rata basis depreciation expenses	(10,992)	(10,922)
Value increase fund for equity participations	(8,378)	(8,554)
Others, net	(16,485)	4,336
Total deferred tax asset	104,472	70,095
Deferred tax liability		
Total deferred tax liability	30	1,108

As of 31 December 2007, there are not any deferred tax assets and liabilities that have not been recognized in the accompanying consolidated financial statements.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

Movements in deferred tax assets and liabilities are detailed in the table below:

	Opening Balance	*Recognized in income statement*	*Recognized in equity*	*Closing balance*
2007				
Impairment losses on loans	27,472	20,203	-	47,675
Impairment of equity participations and tangible assets	27,511	(843)	-	26,668
Valuation difference on financial assets and liabilities	(543)	18,433	6,759	24,649
Short-term employee benefits	18,934	1,154	-	20,088
Accruals on credit card rewards	9,210	634	-	9,844
Reserve for employee severance indemnity	7,471	1,654	-	9,125
Discount on miscellaneous receivables	3,363	(1,085)	-	2,278
Pro-rata basis depreciation expenses	(10,922)	(70)	-	(10,992)
Value increase fund for equity participations	(8,554)	176	-	(8,378)
Others	(4,955)	(11,560)	-	(16,515)
Net deferred tax asset	68,987	28,696	6,759	104,442

	Opening Balance	*Recognized in income statement*	*Recognized in equity*	*Closing balance*
2006				
Impairment losses on loans	27,040	432	-	27,472
Impairment of equity participations and tangible assets	33,361	(5,850)	-	27,511
Short-term employee benefits	10,361	8,573	-	18,934
Accruals on credit card rewards	11,086	(1,876)	-	9,210
Reserve for employee severance indemnity	8,545	(1,074)	-	7,471
Discount on miscellaneous receivables	6,458	(3,095)	-	3,363
Pro-rata basis depreciation expenses	(12,697)	1,775	-	(10,922)
Valuation difference on financial assets and liabilities	(1,632)	19,101	(18,012)	(543)
Others	(1,372)	(12,137)	-	(13,509)
Net deferred tax asset	81,150	5,849	(18,012)	68,987

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses

The principal components of other liabilities and accrued expenses are as follows:

	2007	2006
Blocked accounts against expenditures of card holders	1,683,270	1,209,748
Payables to insurance and reinsurance companies relating to insurance business	573,272	344,532
Accrued exchange losses on derivatives	538,841	259,545
Cheques at cleaning house	206,247	107
Expense accruals	186,642	161,891
Transfer orders	178,187	371,160
Recognized liability for defined benefit obligations	164,598	-
Withholding taxes	111,773	76,069
Insurance business related provisions	101,150	206,744
Payables to suppliers relating to financial lease activities	90,298	53,502
Miscellaneous payables	86,455	47,599
Unearned income	55,104	10,017
Blocked accounts	47,487	64,400
Reserve for employee severance indemnity	44,868	38,280
Provision for non-cash loans	32,142	21,038
Others	113,209	111,310
	4,213,543	2,975,942

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006.

Recognized liability for defined benefit obligations

(i) Defined benefit plan

As a result of the changes in legislation described below, the Bank will transfer a substantial portion of its pension liability under the Plan to SSF. This transfer, which will be a settlement of the Bank's obligation in respect of the pension and medical benefits transferable to SSF, will occur within three years from the enactment of the New Law in May 2008. The actual date of the transfer has not been specified yet. However, in its financial statements for the year ended 31 December 2007, the Bank has modified the accounting required by IAS 19 *Employee Benefits* as the Bank believes that it is more appropriate to measure the obligation, in respect of the benefits that will be transferred to SSF, at the expected transfer amount prior to the date on which the transfer and settlement will occur. The expected transfer amount is calculated based on the methodology and actuarial assumptions (discount rate and mortality tables) prescribed in the New Law. As such, this calculation measures the liability to be transferred at the expected settlement amount i.e., the expected value of the payment to be made to SSF to assume that obligation.

The obligation with respect to excess benefits is accounted as a defined benefit plan under IAS 19.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

a) Pension and medical benefits transferable to SSF

As per the provisional Article no.23 of the Turkish Banking Law no.5411 as approved by the Turkish Parliament on 19 October 2005, pension funds which are in essence similar to foundations are required to be transferred directly to SSF within a period of three years. In accordance with the Banking Law, the actuarial calculation of the liability (if any) on the transfer should be performed regarding the methodology and parameters determined by the commission established by Ministry of Labor and Social Security. Accordingly, the Bank calculated the pension benefits transferable to SSF in accordance with the Decree published by the Council of Ministers in the Official Gazette no. 26377 dated 15 December 2006 ("Decree") for the purpose of determining the principles and procedures to be applied during the transfer of funds. However the said Article was vetoed by the President and at 2 November 2005 the President initiated a lawsuit before the Turkish Constitutional Court in order to rescind certain paragraphs of the provisional article no.23.

The Bank obtained an actuarial report regarding its obligations at 31 December 2006. This report, which was dated 12 February 2007, is from an actuary, who is registered with the Undersecretariat of the Treasury regarding this Fund in accordance with the Decree. Based on this Decree, the actuarial balance sheet of the Fund has been prepared using a discount rate of 10.24% and the CSO 1980 mortality table. Based on the actuarial report, the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2006. In accordance with the existing legislation at 31 December 2006, the pension and medical benefits within the social security limits were subject to transfer and the banks were not required to provide any excess social rights and payments.

On 22 March 2007, the Turkish Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article no.23 of the Turkish Banking Law, which requires the transfer of pension funds to SSF, until the decision regarding the cancellation thereof is published in the Official Gazette. The Constitutional Court stated in its reasoned ruling published in the Official Gazette numbered 26731, dated 15 December 2007 that the reason behind this cancellation was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Grand National Assembly of Republic of Turkey ("Turkish Parliament") worked on the new legal arrangements by taking the cancellation reasoning into account. At 17 April 2008, the New Law has been accepted by the Turkish Parliament and the New Law has been enacted at 8 May 2008 following its publishment in the Official Gazette no 26870. In accordance with the New Law, members of the funds established in accordance with the Social Security Law should be transferred to SSF within three years following its enactment date.

The Bank obtained an actuarial report dated 13 May 2008 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the New Law. The actuarial balance sheet of the Fund has been prepared using a discount rate of 9.80% and the CSO 1980 mortality table, and the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2007.

The Bank's obligation in respect of the pension and medical benefits transferable to SSF has been determined as the value of the payment that would need to be made to SSF to settle the obligation at the balance sheet date in accordance with the related article of the New Law. The pension disclosures set out below therefore reflect the methodology and actuarial assumptions specified in the New Law. This calculation measures the benefit obligation at the expected transfer amount i.e., the estimated amount the Bank will pay to SSF to assume this portion of the obligation.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

	2007	*2006*
Present value of funded obligations		
- Pension benefits transferable to SSF (obligation measured at the expected transfer amount)	(363,087)	(269,549)
- Medical benefits transferable to SSF (obligation measured at the expected transfer amount)	43,669	103,437
Fair value of plan assets	469,931	348,387
Asset surplus in the plan (*)	150,513	182,275

(*) *Asset surplus in this plan will be used as plan assets of the excess benefit plan.*

Plan assets consist of the following:

	2007	*2006*
Securities	344,318	216,976
Land and buildings	113,165	99,537
Cash and due from banks	12,448	31,874
	469,931	348,387

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

b) Excess benefits not transferable to SSF

The other social rights and payments representing benefits in excess of social security limits are not subject to transfer to SSF. Therefore these excess benefits are accounted as an ongoing defined benefit plan.

The amounts recognized in the balance sheet are as follows:

	2007
Present value of defined benefit obligation	
- Pension benefits	(109,080)
- Medical benefits	(206,031)
Fair value of plan assets (*)	150,513
Liability in the balance sheet	(164,598)

(*) *Plan assets are composed of asset surplus in the plan explained in paragraph* a).

Provision charge for excess benefits amounting to YTL 164,598 thousands has been recognized as employee benefits in the accompanying consolidated income statement for the year ended 31 December 2007.

Expense recognized in profit or loss in the year 2007 is as follows:

	2007
Total contribution payment	91,081
Unfunded liability	164,598
	255,679

Principal actuarial assumptions used at the reporting date were as follows:

	2007 %
Discount rate at 31 December	16.77-10.17
Inflation	8-4.85
Future real salary increases	1.5
Medical cost trend rate	12.8-7.76
Future pension increases	8-4.85

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

The sensitivity analysis of defined benefit obligation of excess liabilities is as follows:

	% change in defined benefit obligation		
	Pension Benefits	*Medical Benefits*	*Overall*
Assumption change	*%*	*%*	*%*
Discount rate +1%	(9.3)	(13.2)	(11.9)
Discount rate -1%	11.3	16.8	14.9
Medical inflation +10% of CPI		9.9	6.4
Medical inflation -10% of CPI		(7.8)	(5.1)

Insurance business related provisions

Insurance business related provisions are detailed in the table below:

	2007	*2006*		
	Garanti Emeklilik AŞ	*Garanti Sigorta AŞ*	*Garanti Emeklilik AŞ*	*Total*
Reserve for unearned premiums, net	25,188	83,254	17,837	101,091
Gross	*26,858*	*180,045*	*19,205*	*199,250*
Reinsurers' share	*(1,670)*	*(94,291)*	*(1,368)*	*(95,659)*
Deferred commission – net	-	*(2,500)*	-	*(2,500)*
Provision for claims, net	4,882	33,364	2,967	36,331
Gross	*5,022*	*84,260*	*4,225*	*88,485*
Reinsurers' share	*(140)*	*(50,896)*	*(1,258)*	*(52,154)*
Life mathematical reserves	71,080	-	69,322	69,322
	101,150	116,618	90,126	206,744

Reserve for employee severence indemnity

Movement in the reserve for employee severance indemnity is as follows:

	2007	*2006*
Balance, beginning of the year	38,280	32,860
Effects of change in actuarial assumptions	-	(3,605)
Disposal due to sale of consolidated affiliates	(592)	(111)
Payments during the year	(6,505)	(7,173)
Provision for the year	13,685	16,309
Balance, end of the year	44,868	38,280

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

The computation of the liabilities is based upon the retirement pay ceiling announced by the government. The ceiling amounts applicable for each year of employment are YTL 2,030.19 and YTL 1,857.44 at 31 December 2007 and 2006, respectively.

The principal actuarial assumptions are as follows:

	2007 %	*2006* %
Discount rate	11.00	11.00
Expected rate of salary/limit increase (*)	5.00	5.00
Turnover rate to estimate the probability of retirement	5.81	5.25

(*) *Determined based on the government's future targets for annual inflation.*

Provision for non-cash loans

Movement in the provision for non-cash loans are as follows:

	2007	2006
Balance, beginning of the year	21,038	16,587
Provision for the year, net	11,104	4,451
Balance, end of the year	32,142	21,038

21 Shareholders' equity

The authorized nominal share capital of the Bank amounted to YTL 2,100,000 thousands as of 31 December 2007.

There are 370 founder shares specified in the Articles of Association of the Bank. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

Doğuş Holding AŞ, signed an Agreement with GE on 24 August 2005 for the sale of 53.550.000.000 shares representing 25.5% of the Bank's issued share capital. Subsequent to receiving the necessary permission from BRSA, the transfer of the Bank's shares with nominal value of YTL 535,500 thousands representing 25.5% of the Bank's issued share capital and 182 of the founder shares from Doğuş Holding AŞ to GE Araştırma ve Müşavirlik Limited Şti., an investee company of GE Capital Corporation incorporated in Turkey, has been completed on 22 December 2005. Accordingly, on 22 December 2005 GE Araştırma ve Müşavirlik Limited Şti. made a total cash payment of US$ 1,805,500 thousands to Doğuş Holding AŞ to purchase the shares of the Bank (having a nominal value of YTL 535,500 thousands) for US$ 1,555,500 thousands and to purchase the Bank's 182 of the founder shares for US$ 250,000 thousands. Subsequent to this sale in December 2005, a call was made to the Bank's minority shareholders by GE according to the paragraph 17 of the Article IV no.8 "Principles on Voting by Proxy at General Assembly and Gathering Proxy or Common Stock through Calls for Quoted Companies" of the Turkish Capital Market Board, starting from 27 March 2006 to purchase the shares with a total face value of YTL 1,564,500 at a price of YTL 3.90 per share from the minority shareholders. The call period ended on 10 April 2006 and the minority shareholders responded to this call by selling 6,249.49 shares with a face value of YTL 1 each. Accordingly, the shares owned by GE Araştırma ve Müşavirlik Limited Şti. increased to YTL 535,506 thousands. In December 2007, GE Capital Corporation ("GECC") has sold 9,765,000,000 non-trading shares of the Bank to Doğuş Holding AŞ, representing 4.65% of the issued share capital of the Bank. According to the agreement between the parties, the total consideration for the shares amounted to US$ 674,250,000. The settlement of the transaction took place on 27 December 2007.

(Currency: Thousands of New Turkish Lira (YTL))

21 Shareholders' equity (continued)

As per the resolution of the Board of Directors on 17 April 2007, the Bank paid dividends amounting YTL 219,319 thousands as of 24 April 2007.

The reserves include legal reserves amounting to YTL 172,678 thousands in total which are generated by annual appropriations amounting to 5% of the statutory income of the Bank and its affiliates until such reserves reach 20% of paid-in share capital (first legal reserves). Without limit, a further 10% of dividend distributions in excess of 5% of paid-in share capital appropriated to generate the legal reserves (second legal reserves). The legal reserves are restricted and are not available for distribution as dividends unless they exceed 50% of the share capital.

As at 31 December 2007 net minority interest amounts to YTL 23,410 thousands (2006: YTL 7,845 thousands). Minority interest is detailed as follows:

	2007	*2006*
Capital and other reserves	13,807	5,642
Retained earnings	1,625	959
Current year net income	7,978	1,244
	23,410	7,845

Unrealized gains/(losses) from changes in fair value of available-for-sale assets are detailed as follows:

	2007	*2006*
Balance at the beginning of the year	122,562	162,522
Net unrealised gains/(losses) from changes in fair value	94,245	(13,907)
Related deferred and current income taxes	(17,201)	16,457
Net gains transferred to the income statement on disposal	(12,778)	(59,074)
Related deferred and current income taxes	2,554	16,564
Balance at the end of the year	189,382	122,562

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities amounting YTL 774 thousands that hedges the Bank's net investment in foreign operations. The financial liabilities designated as hedging instrument amount to EUR 136,883,575 and US$ 28,274,282. The hedging relation is effective in achieving offsetting the changes in foreign currencies attributable to hedged item due to changes in foreign currency rates.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred (see Note 24 for the details).

(Currency: Thousands of New Turkish Lira (YTL))

22 Fair value information

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and best evidenced by a quoted market price.

The estimated fair values of financial instruments have been determined using available market information by the Bank, and where it exists, appropriate valuation methodologies. However, judgment is necessary required to interpret market data to determine the estimated fair value. Turkey has shown signs of an emerging market and has experienced a significant decline in the volume of activity in its financial market. While management has used available market information in estimating the fair values of financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

Management has estimated that the fair value of certain financial assets and liabilities are not materially different than their recorded values except for those of loans and advances to customers and security investments. These financial assets and liabilities include loans and advances to banks, obligations under repurchase agreements, loans and advances from banks, and other short-term assets and liabilities that are of a contractual nature. Management believes that the carrying amount of these particular financial assets and liabilities approximates their fair value, partially due to the fact that it is practice to renegotiate interest rates to reflect current market conditions.

Fair value of loans and advances to customers is YTL 41,335,094 thousands (2006: YTL 30,458,277 thousands), whereas the carrying amount is YTL 41,042,495 thousands (2006: YTL 30,625,191 thousands) in the accompanying consolidated balance sheet as at 31 December 2007.

Fair value of security investments is YTL 17,831,767 thousands (2006: YTL 14,904,559 thousands), whereas the carrying amount is YTL 17,835,310 thousands (2006: YTL 14,967,591 thousands) in the accompanying consolidated balance sheet as at 31 December 2007.

23 Commitments and contingencies

In the ordinary course of business, the Bank and its affiliates undertake various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements, including letters of guarantee, acceptance credits and letters of credit. Commitments and contingent liabilities comprise the following:

	2007	2006
Letters of guarantee	9,769,546	7,358,910
Letters of credit	2,916,200	2,485,822
Acceptance credits	116,487	143,541
Other guarantees and endorsements	88,715	59,103
	12,890,948	10,047,376

As at 31 December 2007, commitment for uncalled capital of affiliated companies amounts approximately to YTL 812 thousands (2006: YTL 250 thousands).

As at 31 December 2007, commitments for unused credit limits for credit cards, overdrafts, cheques and loans to customers, and commitments for "credit linked notes" amount approximately to YTL 13,812,131 thousands (2006: YTL 11,124,896 thousands) in total.

As at 31 December 2007, commitments for the derivative transactions carried out on behalf of customers in the Turkish Derivatives Exchange amount to YTL 353,992 thousands (2006: YTL 61,517 thousands) in total.

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

As at 31 December 2007, commitment for purchase and sale of foreign currencies under spot, forwards, swaps, future rate agreements, options and forward agreements for gold trading amounts to YTL 13,766,322 thousands (2006: YTL 8,451,719 thousands), approximately 98% of which are due within a year.

The breakdown of outstanding commitments arising from derivatives is presented as follows:

	2007		*2006*	
	Purchases	*Sales*	*Purchases*	*Sales*
Forward agreements for customer dealing activities	50,339	197,577	240,022	139,652
Currency swap agreements for customer dealing activities	116,715	65,933	184,544	63,134
Options for customer dealing activities	286,686	123,307	35,657	45,521
Forward agreements for hedging purposes	492,871	148,688	93,122	244,066
Currency swap agreements for hedging purposes	4,276,502	2,551,561	2,361,287	3,780,631
Interest rate and credit default swap agreements	41,278	10,272	5,516	12,747
Interest rate, foreign currency and securities options	2,160,487	1,790,084	581,173	308,020
Forward rate agreements, foreign currency and interest rate futures	35,291	86,231	99,530	66,583
Forward agreements for gold trading	138,764	321,458	16,799	15,299
Spot foreign currency transactions	470,994	401,284	60,201	98,215
	8,069,927	5,696,395	3,677,851	4,773,868

The following tables summarize the contractual amounts of the forward, swap, futures and options contracts, with details of remaining periods to maturity. Foreign currency amounts are translated at rates ruling at the balance sheet date. Monetary items denominated in foreign currencies are economically hedged using foreign currency derivative contracts. All gains and losses on foreign currency contracts are recognized in the income statement, except for contracts of cash flow hedges as stated above. At 31 December 2007, approximately 105% of the net consolidated balance sheet foreign currency open position was hedged through the use of foreign currency contracts (2006: 106%).

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

2007	Up to 1 month	1 to 3 months	3 to 6 months	6 to 12 months	over 1 year	Total
	Notional amount with remaining life of					
Interest Rate Derivatives						
Forward rate agreements	-	11,600	-	-	-	11,600
Purchases	-	*5,800*	-	-	-	*5,800*
Sales	-	*5,800*	-	-	-	*5,800*
Interest rate swaps	3,823	20,791	10,646	-	16,290	51,550
Purchases	*136*	*20,709*	*6,483*	-	*13,950*	*41,278*
Sales	*3,687*	*82*	*4,163*	-	*2,340*	*10,272*
Interest rate futures	-	4,000	-	-	-	4,000
Purchases	-	*4,000*	-	-	-	*4,000*
Sales	-	-	-	-	-	-
Other Derivatives						
Securities, shares and index options	353,634	99,202	494	5,930	-	459,260
Purchases	*289,879*	*21,466*	*247*	*2,965*	-	*314,557*
Sales	*63,755*	*77,736*	*247*	*2,965*	-	*144,703*
Currency Derivatives						
Spot exchange contracts	872,278	-	-	-	-	872,278
Purchases	*470,994*	-	-	-	-	*470,994*
Sales	*401,284*	-	-	-	-	*401,284*
Forward exchange contracts	532,844	115,692	103,503	127,388	10,048	889,475
Purchases	*340,834*	*57,253*	*48,456*	*92,049*	*4,618*	*543,210*
Sales	*192,010*	*58,439*	*55,047*	*35,339*	*5,430*	*346,265*
Currency/cross currency swaps	2,955,339	1,809,436	954,392	996,709	294,835	7,010,711
Purchases	*1,922,009*	*381,845*	*914,373*	*902,390*	*272,600*	*4,393,217*
Sales	*1,033,330*	*1,427,591*	*40,019*	*94,319*	*22,235*	*2,617,494*
Options	898,526	1,656,661	666,325	678,519	1,273	3,901,304
Purchases	*514,866*	*858,823*	*390,316*	*367,338*	*1,273*	*2,132,616*
Sales	*383,660*	*797,838*	*276,009*	*311,181*	-	*1,768,688*
Foreign currency futures	-	103,703	2,219	-	-	105,922
Purchases	-	*23,272*	*2,219*	-	-	*25,491*
Sale	-	*80,431*	-	-	-	*80,431*
Other foreign exchange contracts	460,222	-	-	-	-	460,222
Purchases	*138,764*	-	-	-	-	*138,764*
Sale	*321,458*	-	-	-	-	*321,458*
Subtotal Purchases	3,677,482	1,373,168	1,362,094	1,364,742	292,441	8,069,927
Subtotal Sales	2,399,184	2,447,917	375,485	443,804	30,005	5,696,395
Total of Transactions	6,076,666	3,821,085	1,737,579	1,808,546	322,446	13,766,322

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
2006	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*over 1 year*	*Total*
Interest Rate Derivatives						
Forward rate agreements	-	-	-	69,768	-	69,768
Purchases	-	-	-	*69,768*	-	*69,768*
Sales	-	-	-	-	-	-
Interest rate swaps	12,662	172	-	508	4,921	18,263
Purchases	-	*87*	-	*508*	*4,921*	*5,516*
Sales	*12,662*	*85*	-	-	-	*12,747*
Interest rate futures	-	9,300	1,815	-	-	11,115
Purchases	-	*3,747*	*1,481*	-	-	*5,228*
Sales	-	*5,553*	*334*	-	-	*5,887*
Currency Derivatives						
Spot exchange contracts	158,416	-	-	-	-	158,416
Purchases	*60,201*	-	-	-	-	*60,201*
Sales	*98,215*	-	-	-	-	*98,215*
Forward exchange contracts	561,981	110,468	28,770	10,428	5,215	716,862
Purchases	*245,238*	*59,529*	*16,744*	*6,616*	*5,017*	*333,144*
Sales	*316,743*	*50,939*	*12,026*	*3,812*	*198*	*383,718*
Currency/cross currency swaps	2,786,751	1,853,498	617,282	901,914	230,151	6,389,596
Purchases	*1,434,555*	*439,531*	*511,793*	*101,620*	*58,332*	*2,545,831*
Sales	*1,352,196*	*1,413,967*	*105,489*	*800,294*	*171,819*	*3,843,765*
Options	657,333	201,867	68,593	42,578	-	970,371
Purchases	*391,323*	*163,627*	*45,578*	*16,302*	-	*616,830*
Sales	*266,010*	*38,240*	*23,015*	*26,276*	-	*353,541*
Foreign currency futures	-	77,576	7,654	-	-	85,230
Purchases	-	*22,087*	*2,447*	-	-	*24,534*
Sale	-	*55,489*	*5,207*	-	-	*60,696*
Other foreign exchange contracts	32,098	-	-	-	-	32,098
Purchases	*16,799*	-	-	-	-	*16,799*
Sale	*15,299*	-	-	-	-	*15,299*
Subtotal Purchases	2,148,116	688,608	578,043	194,814	68,270	3,677,851
Subtotal Sales	2,061,125	1,564,273	146,071	830,382	172,017	4,773,868
Total of Transactions	4,209,241	2,252,881	724,114	1,025,196	240,287	8,451,719

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures

This section provides details of the Bank and its affiliates' exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Bank and its affiliates are exposed, are credit risk, liquidity risk, market risk and operational risk. Market risk includes currency risk, interest rate risk and option risk.

The nature of the risks and the approach to managing risk differs fundamentally between the trading and non-trading portfolios; section 24.2 contains risk management information related to the trading portfolio and section 24.3 deals with the non-trading portfolio.

Risk management framework

Developing risk management policies and strategies, and controlling these functions are among the responsibilities of the Board of Directors. Consequently, the Risk Management Department, which carries out the risk management activities and works independently from executive activities, report directly to the Board of Directors.

The Board of Directors monitors the effectiveness of the risk management system through the audit committee, other related committees and senior management.

The Bank's risk management policy is established on its maintainable long term, value adding growth strategy. This policy is measuring risks with the methods in compliance with its activities and international standards, and optimal allocation of economic capital to business lines considering the risk-return balance.

The Risk Management System consists of all the mechanisms related to establishment of standards, information flow, determination of the compliance with standards, decision making and applications processes; which were put into practice by the Board of Directors in order to monitor, control and change when deemed necessary the risk-return structure and the future cash flows of the Bank and the quality and the level of related activities.

The risks are measured with the internationally accepted methodologies in compliance with local and international regulations, the Bank's structure, policy and procedures. They are effectively managed and assessed in a continuously growing manner. At the same time, studies for compliance with the international banking applications, such as Basel II, are carried out.

In order to ensure the compliance with the rules altered pursuant to the Articles 23, 29 and 31 of the Banking Law No. 5411 and the Articles 36 and 43 of Regulation on Internal Systems within the Banks, dated 1 November 2006, the Bank revised the current written policies and implementation procedures regarding management of each risk encountered in its activities in February 2007.

The Bank has purchased an integrated software system to place better risk management and Basel II applications in order to support and improve risk management activities. The Bank aims to establish the Basel II applications in line with BRSA's roadmap.

24 Financial risk management disclosures (continued)

Audit Committee

The Audit Committee consists of two members of the Board of Directors who do not have any executive functions. The Audit Committee, which was established to assist the Board of Directors in its auditing and supervising activities, is responsible for:

- The supervision of the efficiency and effectiveness of the internal control, risk management and internal audit systems of the Bank, functioning of these systems as well as accounting and reporting systems within the framework of related procedures, and the integrity of information generated;
- The preliminary assessment on the selection process of independent audit firms and the systematic monitoring of the activities of these companies;
- The maintenance and coordination of the internal audit functions of corporations subject to consolidated internal audits.

Other Committees

Market, credit and operational sub-risk committees have been established in order to support the implementation of risk management and internal audit systems within the Bank by sharing information with the involved units.

24.1 Derivative financial instruments

The Bank and its affiliates enter into a variety of derivative financial instruments for hedging and risk management purposes. This note describes the derivatives used. Further details of the objectives and strategies in the use of derivatives are set out in the sections of this note on non-trading activities. Details of the nature and terms of derivative instruments outstanding at the balance sheet dates are set out in Note 23. Derivative financial instruments used include swaps, futures, forwards, options and other similar types of contracts whose value changes in response to changes in interest rates, foreign exchange rates and gold prices. Derivatives are individually negotiated over-the-counter contracts. A description of the main types of derivative instruments used is set out below:

Swaps

Swaps are over-the-counter agreements to exchange future cash flows based upon agreed notional amounts. Most commonly used swaps are currency swaps. The Bank and its affiliates are subject to credit risk arising from the respective counterparties' failure to perform. Market risk arises from the possibility of unfavorable movements in market rates relative to the contractual rates of the contract.

24 Financial risk management disclosures (continued)

Futures and forwards

Futures and forward contracts are commitments to either purchase or sell a designated financial instrument, currency, commodity or an index at a specified future date for a specified price and may be settled in cash or another financial asset. Futures are standardized exchange-traded contracts whereas forwards are individually traded over-the-counter contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract values are settled daily. Therefore credit risk is limited to the net positive change in the market value for a single day. Futures contracts have little credit risk because the counterparties are futures exchanges. Forward contracts result in credit exposure to the counterparty. Futures and forward contracts both result in exposure to market risk based on changes in market prices relative to contracted amounts.

Options

Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell (put option) to the writer a specified underlying at a specified price on or before a specified date. The Bank enters into foreign exchange options. Foreign currency options provide protection against rising or falling currency rates. The Bank as a buyer of over-the-counter options is subject to market risk and credit risk since the counterparty is obliged to make payments under the terms of the contract if the Bank exercises the option. As the writer of over-the-counter options, the Bank is subject to market risk only since it is obliged to make payments if the option is exercised.

24.2 Trading activities

The Bank and its affiliates maintain active trading positions in non-derivative financial instruments. Most of the trading activities are customer driven. In anticipation of customer demand, an inventory of capital market instruments is carried and access to market liquidity is maintained by quoting bid and offer prices to and trading with other market makers. Positions are also taken in the interest rate, foreign exchange, debt and equity markets based on expectations of future market conditions. These activities constitute the proprietary trading business and enable the Bank and its affiliates to provide customers with capital market products at competitive prices. As trading strategies depend on both market-making and proprietary positions, given the relationships between instruments and markets, those are managed in concert to maximize net trading income. Trading activities are managed by type of risk involved and on the basis of the categories of trading instruments held.

Counterparty credit risk

The Bank and its affiliates' counterparty credit exposure at the balance sheet date from financial instruments held or issued for trading purposes is represented by the fair value of instruments with a positive fair value at that date, as recorded on the balance sheet. Notional amounts disclosed in the notes to the financial statements do not represent the amounts to be exchanged by the parties to derivatives and do not measure the exposure to credit or market risks. The amounts to be exchanged are based on the terms of the derivatives.

24 Financial risk management disclosures (continued)

The risk that counterparties to trading instruments might default on their obligations is monitored on an ongoing basis. In monitoring credit risk exposure, consideration is given to trading instruments with a positive fair value and to the volatility of the fair value of trading instruments. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

Market risk

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. The instruments are recognized at fair value, and all changes in market conditions directly affect net trading income.

The Bank and its affiliates manage its use of trading instruments in response to changing market conditions. Exposure to market risk is formally managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

24.3 Non-trading activities

Below is a discussion of the various risks the Bank and its affiliates are exposed to as a result of its non-trading activities and the approach taken to manage those risks.

Liquidity risk

Liquidity risk arises in the general funding of the Bank and its affiliates' activities and in the management of positions. It includes both the risk of being unable to fund assets at appropriate maturities and rates and the risk of being unable to liquidate an asset at a reasonable price and in an appropriate time frame.

The Bank and its affiliates have access to a diverse funding base. Funds are raised using a broad range of instruments including deposits, syndications, securitizations, bonds issuance, other funding sources and share capital. This enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds. The Bank strives to maintain a balance between continuity of funding and flexibility through the use of liabilities with a range of maturities. Liquidity risk is continuously assessed through identifying and monitoring changes in funding required for meeting business goals and targets set in terms of the overall strategy. In addition, a portfolio of liquid assets is held as a part of the Bank's liquidity risk management strategy.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Exposure to liquidity risk

The calculation method used to measure the banks compliance with the liquidity limit is set by BRSA. Currently, this calculation is performed on a bank only basis. In November 2006, BRSA issued a new communiqué on the measurement of liquidity adequacy of banks. The legislation requires the banks to meet minimum 80% liquidity ratio of foreign currency assets/liabilities and minimum 100% liquidity ratio of total assets/liabilities on a weekly and monthly basis effective from 1 June 2007. The Bank's liquidity ratios in 2007 are as follows:

	First Maturity Bracket (Weekly)		*Second Maturity Bracket (Monthly)*	
	FC	*FC + YTL*	*FC*	*FC + YTL*
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

The Bank's banking affiliate in Holland is subject to a similar liquidity measurement, however the Dutch Central Bank does not impose limits, rather monitors the banks' overall liquidity position to ensure there is no significant deterioration in the liquidity of banks operating in Holland.

The Bank's banking affiliate in Russia is subject to three levels of liquidity requirement since 2004; instant liquidity of minimum 15%, current liquidity of minimum 50% and long-term liquidity of maximum 120%. The affiliate complies with the local legislation.

(Currency Thousands of New Turkish Lira (YTL))

The following table provides an analysis of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings based on the remaining periods to repayment:

	2007						2006					
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Total*	*Up to 1 month*	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Total*
MONETARY ASSETS												
New Turkish Lira												
Cash and balances with central banks	247,555	-	-	-	-	247,555	682,602	-	-	-	-	682,602
Financial assets at fair value through profit or loss	5,027	444	66,897	171,372	53	243,793	9,568	3,071	27,353	61,613	-	101,605
Loans and advances to banks	445,425	21,529	8,005	618,978	-	1,093,937	177,397	63,342	1,000	14,611	-	256,350
Loans and advances to customers	7,570,026	2,641,550	2,677,581	7,074,025	1,826,934	21,790,116	6,553,816	2,286,275	3,101,622	1,876,171	2,396,603	16,214,487
Accrued exchange gain on derivatives	12,614	16,045	15,892	9	-	44,560	19,097	1,261	4,806	-	-	25,164
Other assets	3,060,215	570,773	271	517	7,176	3,638,952	1,343,370	368,447	198,328	10,232	-	1,920,377
Security investments	10,938	-	2,256,804	10,417,932	635,931	13,321,605	12,016	178,559	1,249,604	8,183,342	-	9,623,521
Deferred tax asset	-	-	-	104,160	-	104,160	-	-	-	70,075	-	70,075
Total New Turkish Lira monetary assets	11,351,800	3,250,341	5,025,450	18,386,993	2,470,094	40,484,678	8,797,866	2,900,955	4,582,713	10,216,044	2,396,603	28,894,181
Foreign currency												
Cash and balances with central banks	2,627,424	-	-	-	-	2,627,424	1,773,563	-	-	-	-	1,773,563
Financial assets at fair value through profit or loss	78,375	42,743	212,973	384,817	41,317	760,225	16,663	9,233	333,034	549,325	9,561	917,816
Loans and advances to banks	1,857,168	203,966	890,071	439,082	564,817	3,955,104	1,623,614	90,684	447,938	113,912	-	2,276,148
Loans and advances to customers	1,036,142	2,470,824	4,564,376	6,384,323	4,713,002	19,168,667	1,026,537	2,190,106	3,171,661	7,959,702	-	14,348,006
Accrued exchange gain on derivatives	15,340	28,600	47,477	447	-	91,864	6,563	6,542	20,524	1,128	-	34,757
Other assets	1,951,008	1,153	4,276	5,209	18,644	1,980,290	1,773,047	44,838	9,399	31,074	-	1,858,358
Security investments	240,975	329,632	311,795	1,466,535	2,164,768	4,513,705	32,185	545,637	597,485	2,547,884	1,620,879	5,344,070
Deferred tax asset	-	-	-	312	-	312	-	-	-	20	-	20
Total foreign currency monetary assets	7,806,432	3,076,918	6,030,968	8,680,725	7,502,548	33,097,591	6,252,172	2,887,040	4,580,041	11,203,045	1,630,440	26,552,738
Total Monetary Assets	19,158,232	6,327,259	11,056,418	27,067,718	9,972,642	73,582,269	15,050,038	5,787,995	9,162,754	21,419,089	4,027,043	55,446,919
MONETARY LIABILITIES												
New Turkish Lira												
Deposits	17,835,682	1,870,749	323,928	165,968	-	20,196,327	13,214,031	981,132	126,932	4,607	-	14,326,702
Obligations under repurchase agreements	6,564,896	102,850	208,715	571,442	-	7,447,903	2,776,498	700,591	54,022	779,578	-	4,310,689
Loans and advances from banks	509,226	56,431	477,812	-	769,051	1,812,520	464,650	24,470	460,993	-	-	950,113
Bonds payable	-	-	-	-	-	-	-	-	-	-	-	-
Accrued exchange loss on derivatives	133,051	115,034	160,020	19,385	73,715	501,205	228,213	4,484	7,599	6,743	-	247,039
Other liabilities and accrued expenses	2,077,771	7,465	753,470	149,528	339,504	3,327,738	1,359,130	258	667,691	269,229	-	2,296,308
Total New Turkish Lira monetary liabilities	27,120,626	2,152,529	1,923,945	906,323	1,182,270	33,285,693	18,042,522	1,710,935	1,317,237	1,060,157	-	22,130,851
Foreign currency												
Deposits	18,870,026	2,381,424	1,772,037	459,264	91,762	23,574,513	16,407,279	2,004,577	900,181	211,667	17,881	19,541,585
Obligations under repurchase agreements	482,867	334,811	326,372	-	1	1,144,051	170,492	282,841	221,473	310,047	-	984,853
Loans and advances from banks	233,729	97,794	4,144,373	2,598,801	2,553,155	9,627,852	147,413	328,440	2,465,014	3,866,065	1,892,725	8,699,657
Bonds payable	-	-	-	-	50,912	50,912	-	-	-	-	55,155	55,155
Accrued exchange loss on derivatives	11,130	11,323	13,671	1,512	-	37,636	5,292	5,958	1,161	95	-	12,506
Other liabilities and accrued expenses	178,243	101,938	58,227	500	13,387	352,295	136,976	82,543	322,372	7,328	-	549,219
Total foreign currency monetary liabilities	19,775,995	2,927,290	6,314,680	3,060,077	2,709,217	34,787,259	16,867,452	2,704,359	3,910,201	4,395,202	1,965,761	29,842,975
Total Monetary Liabilities	46,896,621	5,079,819	8,238,625	3,966,400	3,891,487	68,072,952	34,909,974	4,415,294	5,227,438	5,455,359	1,965,761	51,973,826

24 **Financial risk management disclosures** (continued)

Market risk

Interest rate risk: The Bank and its affiliates' operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Bank and its affiliates are also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the deposit rate and nine months libor and different types of interest. Treasury activities are aimed at optimizing net interest income, given market interest rate levels consistent with the Bank's business strategies.

Asset-liability risk management activities are conducted in the context of the Bank's sensitivity to interest rate changes. In general, as common in current economic environment, the consolidated financial statements are liability sensitive because its interest-earning assets have a longer duration and reprice slightly less frequently than interest-bearing liabilities. This means that in rising interest rate environments, margins earned will narrow as liabilities reprice. However, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted dates and variations in interest rate sensitivity within repricing periods and among currencies.

Interest rate derivatives are primarily used to bridge the mismatch in the repricing of assets and liabilities. This is done in accordance with the guidelines established by the Bank's asset-liability management committee.

Some assets have indefinite maturities or interest rate sensitivities and are not readily matched with specific liabilities. Those assets are funded through liability pools based on the assets' estimated maturities and repricing characteristics.

Part of the Bank's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature.

(Currency. Thousands of New Turkish Lira (YTL))

The following table provides an analysis of interest rate sensivity of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings:

2007	*Up to 1 month*	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	604,243	-	-	-	-	2,270,736	2,874,979
Financial assets at fair value through profit or loss	35,842	23,475	266,567	398,794	43,292	236,048	1,004,018
Loans and advances to banks	2,054,701	668,022	1,740,440	216,729	-	369,149	5,049,041
Loans and advances to customers	10,030,868	7,471,831	8,941,276	11,234,086	2,738,142	542,580	40,958,783
Other assets	4,857,208	277	4,089	5,409	25,818	862,865	5,755,666
Security investments	1,929,196	5,969,508	1,920,240	5,351,812	1,564,721	1,099,833	17,835,310
Deferred tax asset	-	-	-	-	-	104,472	104,472
Total Monetary Assets	19,512,058	14,133,113	12,872,612	17,206,830	4,371,973	5,485,683	73,582,269
MONETARY LIABILITIES							
Deposits	28,866,948	4,229,547	2,147,768	479,126	6,744	8,040,707	43,770,840
Obligations under repurchase agreements	7,017,203	432,939	520,865	549,999	-	70,948	8,591,954
Loans and advances from banks	5,801,614	1,988,845	2,867,826	595,528	-	186,559	11,440,372
Bonds payable	-	50,903	-	-	-	9	50,912
Other liabilities and accrued expenses	-	-	-	-	-	4,218,874	4,218,874
Total Monetary Liabilities	41,685,765	6,702,234	5,536,459	1,624,653	6,744	12,517,097	68,072,952

2006	*Up to 1 month*	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	601,674	-	-	-	-	1,854,491	2,456,165
Financial assets at fair value through profit or loss	43,601	103,723	378,046	451,627	9,561	32,863	1,019,421
Loans and advances to banks	1,639,178	153,744	446,957	99,531	-	193,088	2,532,498
Loans and advances to customers	8,632,167	5,906,829	8,630,088	5,346,201	1,565,988	481,220	30,562,493
Other assets	3,095,349	-	207,404	40,998	-	494,905	3,838,656
Security investments	2,158,360	5,893,335	2,119,671	2,599,511	1,365,651	831,063	14,967,591
Deferred tax asset	-	-	-	-	-	70,095	70,095
Total Monetary Assets	16,170,329	12,057,631	11,782,166	8,537,868	2,941,200	3,957,725	55,446,919
MONETARY LIABILITIES							
Deposits	22,809,845	2,964,029	1,027,330	175,389	17,881	6,873,813	33,868,287
Obligations under repurchase agreements	3,702,102	213,505	284,959	1,019,441	-	75,535	5,295,542
Loans and advances from banks	3,844,373	1,545,523	3,593,939	557,499	-	108,436	9,649,770
Bonds payable	-	-	-	-	55,131	24	55,155
Other liabilities and accrued expenses	-	-	-	-	-	3,105,072	3,105,072
Total Monetary Liabilities	30,356,320	4,723,057	4,906,228	1,752,329	73,012	10,162,880	51,973,826

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The following table indicates the effective interest rates by major currencies for the major balance sheet components for the years 2007 and 2006:

	2007			
	US$ %	*EUR* %	*YTL* %	*Other Currencies* %
Assets				
Loans and advances to banks	4.23-5.51	3.70-6.27	16.00-21.58	8.45-9.70
Debt and other fixed or floating income instruments	2.25-12.39	1.05-10.63	10.00-20.78	3.50-5.25
Loans and advances to customers	4.83-13.00	4.00-10.79	16.45-30.82	2.31-16.00
Liabilities				
Deposits:				
- Foreign currency deposits	1.00-6.50	1.50-5.00	-	0.50-9.25
- Bank deposits	3.75-6.72	3.50-7.07	13.00-18.00	3.75-6.50
- Saving deposits	-	-	18.52-19.75	-
- Commercial deposits	-	-	18.99-19.75	-
- Public and other deposits	-	-	18.53	-
Obligations under repurchase agreements	5.06-5.83	4.11-5.06	15.44	-
Loans and advances from banks	5.27-6.22	4.91-5.85	13.66-18.38	1.85

	2006			
	US$ %	*EUR* %	*YTL* %	*Other Currencies* %
Assets				
Loans and advances to banks	3.25-8.00	2.75-4.75	17.34-21.50	5.00-9.20
Debt and other fixed or floating income instruments	7.95-9.25	6.39-6.50	20.00-23.06	4.00-13.36
Loans and advances to customers	7.00-14.33	5.73-9.93	14.00-25.16	8.00-13.00
Liabilities				
Deposits:				
- Foreign currency deposits	4.85-6.75	2.25-5.00	-	0.50-9.00
- Bank deposits	5.25-7.35	3.33-5.67	15.00-18.56	2.00-6.25
- Saving deposits	-	-	19.00-19.84	-
- Commercial deposits	-	-	18.13-21.03	-
- Public and other deposits	-	-	20.08	-
Obligations under repurchase agreements	5.26-5.45	3.33	14.20-17.14	-
Loans and advances from banks	5.50-6.70	3.97-4.41	14.69-19.83	-

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The market risk arising from trading transactions is calculated via Value at Risk (VaR). In addition to this, the stress tests and scenario analysis are performed. The balance sheet interest rate risk is monitored with methods such as static duration, gap and sensitivity analysis.

Internal limits are set as well as legal limits in order to restrict market risk; value at risk limits for trading portfolio, position limits set for trading desks, single transaction limits set for traders and stop-loss limits. Approval, update, monitoring, override and warning procedures of these limits are put into practice and changed with the approval of the Board of Directors.

The consolidated value at market risks as of 31 December 2007 and 2006 calculated as per the statutory consolidated financial statements prepared for BRSA reporting purposes within the scope of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006, are as follows:

	2007			*2006*		
	Average	*Highest*	*Lowest*	*Average*	*Highest*	*Lowest*
Interest rates risk	1,457,766	1,708,025	1,197,599	2,244,681	2,849,322	1,218,229
Common share risk	13,707	50,527	25	76,394	139,174	25
Currency risk	225,605	323,780	117,662	226,729	276,194	183,784
Option risk	120,536	221,950	44,248	67,209	182,025	8,191
Total value at risk	1,817,614	2,304,282	1,359,534	2,615,013	3,446,715	1,410,229

Exposure to interest rate risk – non-trading portfolios

The balance sheet management is performed by the Assets and Liabilities Management Department in line with the main strategies determined by the Assets and Liabilities Committee (ALCO). Hedging transactions for the Bank's balance sheet are carried out upon the decisions of ALCO.

ALCO can determine limits to balance sheet transactions if considered necessary.

The balance sheet interest rate risk is monitored with methods such as static duration gap and sensitivity analysis based on all interest rate sensitive assets and liabilities. The scenarios include 100 basis point parallel fall or rise in all yield curves. In the analysis presented below, the sensitivity of the income statement is the effect of possible changes in the interest rates on the net interest income of floating rate financial assets and liabilities not held for trading purposes as of 31 December 2007. The sensitivity of the shareholders' equity as of 31 December 2007, is calculated through revaluating the financial assets available-for-sale taking into account the possible changes in interest rates. The below analysis is currently prepared only on a bank only basis for the Bank, not on a consolidated basis. The tax effects are not considered in the analysis. The other variables, especially exchanges rates, are assumed to be fixed in this analysis. The same method is applied for 31 December 2006. The sensivity of trading portfolio is also included in the below table.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

2007	Income before Tax		Shareholders' Equity(*)	
	increase by 100 bps	decrease by 100 bps	increase by 100 bps	decrease by 100 bps
Financial assets at fair value through profit or loss	(19,041)	20,072	(19,041)	20,072
Financial assets available-for-sale	-	-	(247,139)	269,742
Financial assets at floating rates	(283,524)	296,401	(283,524)	296,401
Financial liabilities at floating rates	89,699	(93,446)	89,699	(93,446)
Total, net	(212,866)	223,027	(460,005)	492,769

2006	Income before Tax		Shareholders' Equity(*)	
	increase by 100 bps	decrease by 100 bps	increase by 100 bps	decrease by 100 bps
Financial assets at fair value through profit or loss	3,400	(3,433)	3,400	(3,433)
Financial assets available-for-sale	-	-	(88,817)	93,472
Financial assets at floating rates	(117,917)	121,994	(117,917)	121,994
Financial liabilities at floating rates	40,596	(41,265)	40,596	(41,265)
Total, net	(73,921)	77,296	(162,738)	170,768

(*) The effect on shareholders' equity also includes the effect of 100 bps increase or decrease in interest rates on the income before tax.

Currency risk

The Bank and its affiliates are exposed to currency risk through transactions in foreign currencies and through its investment in foreign operations.

The Bank and its affiliates' main foreign operations are in Holland and Moscow. The measurement currencies of its operations are Euro and US Dollars. As the currency in which the Bank presents its consolidated financial statements is YTL, the consolidated financial statements are affected by currency exchange rate fluctuations against YTL.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The Bank finances a significant proportion of its net investment in foreign operations with borrowings in the same currencies as the relevant measurement currencies to mitigate its currency risk. Currency swaps are also used to match the currency of some of its other borrowings to the measurement currencies involved.

The Bank and its affiliates' transactional exposures give rise to foreign currency gains and losses that are recognized in the income statement. These exposures comprise the monetary assets and monetary liabilities that are not denominated in the measurement currency of the Bank involved, excluding borrowings treated as hedges of net investments in foreign operations. These exposures are as follows:

	2007			
	US$	*EUR*	*Other Currencies*	*Total*
Assets				
Cash and balances with central banks	387,539	2,193,232	46,653	2,627,424
Financial assets at fair value through profit or loss	595,961	87,596	76,668	760,225
Loans and advances to banks	3,254,890	632,680	67,534	3,955,104
Loans and advances to customers	11,386,734	7,158,450	608,809	19,153,993
Other assets	88,337	2,029,590	24,941	2,142,868
Security investments	4,283,335	167,338	63,032	4,513,705
Investments in equity participations	-	541	-	541
Tangible assets	727	63,173	11,551	75,451
Deferred tax asset	-	312	-	312
Total Assets	*19,997,523*	*12,332,912*	*899,188*	*33,229,623*
Liabilities				
Deposits	13,125,020	9,478,479	971,014	23,574,513
Obligations under repurchase agreements	1,011,684	132,367	-	1,144,051
Loans and advances from banks	6,962,749	2,663,052	2,051	9,627,852
Current and deferred tax liability	-	-	30	30
Bonds payable	-	50,912	-	50,912
Other liabilities and accrued expenses	191,987	175,457	22,457	389,901
Total Liabilities	*21,291,440*	*12,500,267*	*995,552*	*34,787,259*
Net On Balance Sheet Position	*(1,293,917)*	*(167,355)*	*(96,364)*	*(1,557,636)*
Net Off Balance Sheet Position	*1,087,315*	*337,221*	*209,153*	*1,633,689*
Net Long/(Short) Position	*(206,602)*	*169,866*	*112,789*	*76,053*

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

	2006			
	US$	*EUR*	*Other Currencies*	*Total*
Total Assets	*15,944,543*	*10,178,816*	*515,083*	*26,638,442*
Total Liabilities	*19,351,296*	*9,711,036*	*780,643*	*29,842,975*
Net On Balance Sheet Position	*(3,406,753)*	*467,780*	*(265,560)*	*(3,204,533)*
Net Off Balance Sheet Position	*3,382,774*	*(384,901)*	*394,369*	*3,392,242*
Net Long/(Short) Position	*(23,979)*	*82,879*	*128,809*	*187,709*

For the purposes of the evaluation of the table above, the figures represent the YTL equivalent of the related hard currencies.

Approximately 105% (2006: 106%) of the amounts shown in the table above, at 31 December 2007 are economically hedged by currency swaps, forward contracts and other derivatives entered into to manage these currency exposures. In respect of monetary assets and liabilities in foreign currencies that are not economically hedged, the Bank and its affiliates ensure that their net exposures are kept to an acceptable level by buying and selling foreign currencies at spot rates when considered appropriate.

The net amount of Russian Rubles denominated assets and liabilities as included in the above table at their YTL equivalents, is a net asset of YTL 100,038 thousands at 31 December 2007 (2006: YTL 104,072 thousands).

The possible increases or decreases in the shareholders' equity and the income (for both, excluding tax effect) as per an assumption of devaluation of YTL by 10% against currencies mentioned below as of 31 December 2007 and 2006 are presented in the below table. The other variables, especially the interest rates, are assumed to be fixed in this analysis.

	2007		2006	
	Income before Tax	*Shareholders' Equity(*)*	*Income before Tax*	*Shareholders' Equity(*)*
US$	(35,429)	(20,660)	(9,876)	(2,398)
EUR	17,807	16,986	8,422	8,288
Other FCs	11,279	11,279	12,881	12,881
Total, net	(6,343)	7,605	11,427	18,771

(*) The effect on shareholders' equity also includes the effect of devaluation by 10% of YTL against other currencies on the income before tax.

Credit risk

The Bank and its affiliates are subject to credit risk through its trading, lending, hedging and investing activities and in cases where they act as intermediaries on behalf of customers or other third parties or issues guarantees.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Credit risk associated with trading and investing activities is managed through the Bank's market risk management process.

The Bank and its affiliates' primary exposures to credit risk arise through its loans and advances. The amount of credit exposure in this regard is represented by the carrying amounts of these assets on the balance sheet. The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

The Bank and its affiliates are exposed to credit risk on various other financial assets, including derivative instruments used for hedging and debt investments. The current credit exposure in respect of these instruments is equal to the carrying amount of these assets in the balance sheet. In addition, the Bank and its affiliates are exposed to off balance sheet credit risk through guarantees issued (Note 23).

The risk that counterparties to both derivative and other instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral.

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Exposure to credit risk

	Loans and advances to customers	
	2007	*2006*
Individually impaired	869,567	657,722
Allowance for impairment	(632,050)	(509,846)
Carrying amount	237,517	147,876
Collectively impaired	-	-
Allowance for impairment	(153,805)	(85,178)
Carrying amount	(153,805)	(85,178)
Past due but not impaired	-	-
Carrying amount	-	-
Neither past due nor impaired	40,893,267	30,449,753
Loans with renegotiated terms	65,516	112,740
Carrying amount	40,958,783	30,562,493
Total carrying amount	41,042,495	30,625,191

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

As of 31 December 2007 and 2006, the Bank has no allowance for loans and advances to banks. The allowance details for security investments are explained in Note 10.

Impaired loans

Impaired loans are loans for which the Bank determines that it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan agreement due to lack of assets, high debtness ratio, insufficient working capital and/or equity of the customer.

Sectoral and geographical concentration of impaired loans

The Bank and its affiliates monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of non-performing loans and lease receivables is shown below:

	2007	*2006*
Consumer loans	567,485	384,072
Textile	76,513	66,646
Chemistry and chemical products	52,468	57,580
Food	23,906	14,023
Service sector	22,747	17,148
Construction	21,707	15,494
Durable consumption	12,153	9,904
Metal and metal products	11,510	9,311
Agriculture and stockbreeding	9,845	5,484
Financial institutions	8,067	7,961
Others	63,166	70,099
Total non-performing loans and lease receivables	869,567	657,722

	2007	*2006*
Turkey	864,349	650,753
Holland	2,752	3,545
Germany	808	1,424
Others	1,658	2,000
Total non-performing loans and lease receivables	869,567	657,722

Past due but not impaired loans

These are loans where contractual interest or principal payments are past due but the Bank believes that impairment is not appropriate on the basis of the level of collateral available and the customer's current activities, assets and financial position.

Allowances for impairment

The Bank establishes an allowance for impairment losses that represents its estimate of incurred losses in its loan portfolio. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a portfolio-basis loan loss allowance established for groups of homogeneous assets in respect of losses that have been incurred but have not been identified on loans subject to individual assessment for impairment.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Write-off policy

The Bank writes off a receivable balance (and any related allowances for impairment losses) when it is determined that the receivable is uncollectible based on the evidence of insolvency issued by the Court. In cases where any possible collections are negligible comparing to the prospective expenses and costs, such receivables are written off by the decision of the board of directors.

Collateral policy

The Bank's policy is to require suitable collateral to be provided by certain customers prior to the disbursement of approved loans. The Bank and its affiliates currently hold collateral against loans and advances to customers in the form of mortgage interests over property, other registered securities over assets and guarantees. Collateral generally is not held over loans and advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. Collateral usually is not held against investment securities, and no such collateral was held at 31 December 2007 and 2006.

Approximately 74% of the outstanding performing loans is collateralized. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The agreements specify monetary limits to the Bank and its affiliates' obligations. The extent of collateral held for performing guarantees and letters of credit is approximately 79%.

The breakdown of performing cash and non-cash loans and advances to customers by type of collateral is as follows:

	2007	2006
Cash loans		
Secured loans:	30,012,228	21,811,384
Secured by cash collateral	1,173,952	1,094,525
Secured by mortgages	7,835,589	5,195,898
Secured by government institutions or government securities	1,457,954	1,190,992
Guarantees issued by financial institutions	186,359	261,358
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	19,358,374	14,068,611
Unsecured loans	10,403,163	8,269,890
Total performing loans and financial lease receivables	40,415,391	30,081,274
Non-cash loans		
Secured loans:	10,137,914	7,925,065
Secured by cash collateral	496,168	316,893
Secured by mortgages	173,903	126,022
Guarantees issued by financial institutions	3,766	26,157
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	9,464,077	7,455,993
Unsecured loans	2,753,034	2,122,311
Total non-cash loans	12,890,948	10,047,376

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

An estimate of the fair value of collateral held against non-performing loans and receivables is as follows:

	2007	*2006*
Mortgages	174,647	104,258
Promissory notes and surety	166,330	154,954
Pledge assets	89,083	23,855
Cash collateral	355	494
Unsecured	439,152	374,161
	869,567	657,722

The amounts reflected in the tables above represent the maximum accounting loss that would be recognized at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The amounts, therefore, greatly exceed expected losses, which are included in the allowance for uncollectibility.

Operational risks

Operational risk expresses the probability of loss that may arise from the overlook of faults and inconsistency with the established rules due to the deficiencies in the Bank and its affiliates' internal controls, manner of the management and the personnel that are not in coherence with time and conditions, deficiencies in the bank management, faults and problems in information technology systems and disasters such as earthquake, fire, flood or terror attacks.

The operational risk items in the Bank are determined in accordance with the definition of operational risk by considering the whole processes, products and departments. The control areas are set for operational risks within the Bank and all operational risks are followed by assigning the risks to these control areas. In this context, appropriate monitoring methodology is developed for each control area that covers all operational risks and control frequencies are determined.

Currently, the value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is defined as net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, non-recurring gains and income derived from insurance claims. The result is added to risk weighted assets in the capital adequacy calculation.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Capital management – regulatory capital

BRSA sets and monitors capital requirements for the Bank as a whole. The parent company and individual banking operations are directly supervised by their local regulators. In implementing current capital requirements BRSA requires the banks to maintain a prescribed ratio of minimum 8% of total capital to total value at credit, market and operational risks. The Bank and its affiliates' consolidated regulatory capital is analysed into two tiers:

- Tier 1 capital, which includes paid-in capital, share premium, legal reserves, retained earnings, translation reserve and minority interest after deductions for goodwill and certain cost items.
- Tier 2 capital, which includes qualifying subordinated liabilities, general impairment allowances and the element of the fair value reserve relating to unrealised gain/(loss) on assets classified as available-for-sale.

Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

The Bank's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Bank recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position. There have been no material changes in the Bank's management of capital during the period.

The Bank and its individually regulated operations have complied with externally imposed capital requirements throughout the period.

The Bank's and its affiliates' regulatory capital position on a consolidated basis at 31 December 2007 and 2006 was as follows:

	2007	*2006*
Tier 1 capital	6,926,311	4,711,033
Tier 2 capital	1,069,119	339,636
Deductions from capital	(488,448)	(321,535)
Total regulatory capital	7,506,982	4,729,134
Value at credit, market and operational risks	53,708,544	36,874,284 (*)
Capital ratios (%)		
Total regulatory capital expressed as a percentage of total value at credit, market and operational risks	13.98	12.83
Total tier 1 capital expressed as a percentage of total value at credit, market and operational risks	12.90	12.78

(*) *operational risk was not a part of the ratio in 2006*

The factoring payables amounting YTL 178,561 thousands are netted-off with the same amount of factoring receivables as of 31 December 2006. As a result of this netting the capital adequacy ratio increased from 12.76% to 12.83%.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

24.4 Hedging

Due to the Bank and its affiliates' overall interest rate risk position and funding structure, its risk management policies require that it should minimize its exposure to changes in foreign currency rates and manage interest rate, credit risk and market price risk exposure within certain guidelines. Derivative financial instruments are used to manage the potential earnings impact of interest rate and foreign currency movements. Several types of derivative financial instrument are used for this purpose, including interest rate swaps and currency swaps, options, financial futures, forward contracts and other derivatives. The purpose of the hedging activities is to protect the Bank and its affiliates from the risk that the net cash inflows will be adversely affected by changes in interest or exchange rates, credit ratings or market prices. The Bank and its affiliates enter into transactions to ensure that it is economically hedged in accordance with risk management policies. In the accompanying consolidated financial statements, hedge accounting is applied for the cases where hedge accounting relationship is evidenced.

In September 2007, the Bank has entered into two interest rate swap transactions in order to hedge its certain cash flow exposures primarily on floating rate assets, through converting its floating rate receivables into fixed rate receivables. The following table includes certain characteristics of these swap transactions:

Notional amount	*Fixed collection rate (%)*	*Floating collection rate (%)*	*Fixed collection frequency*	*Maturity*
US$ 100 millions	7.525	6 month libor + 2.80	Semi annual	2011
US$ 50 millions	7.335	6 month libor + 2.61	Semi annual	2011

In May 2007, the Bank has entered into two interest rate swap transactions in order to hedge its certain cash flow exposures primarily on fixed rate liabilities, through converting its fixed rate payments into floating rate payments. The following table includes certain characteristics of these swap transactions:

Notional amount	*Fixed payer rate (%)*	*Floating Payer Rate (%)*	*Fixed payment frequency*	*Maturity*
US$ 250 millions	6.95	6 month libor + 1.64	Semi annual	2012
US$ 250 millions	6.95	6 month libor + 1.64	Semi annual	2012

In 2004, the Bank has entered into an interest rate swap transaction in order to hedge its certain cash flow exposures primarily on floating rate liabilities, through converting its floating rate payments into fixed rate payments. The following table includes certain characteristics of this swap transaction:

Notional amount	*Fixed payer rate (%)*	*Floating payer rate (%)*	*Fixed payment frequency*	*Maturity*
US$ 131.3 millions	5.445	3 month libor + 1.75	Quarterly	2009

(Currency: Thousands of New Turkish Lira (YTL))

25 Affiliates and associates

The table below sets out the Affiliates and shows their shareholding structure as at 31 December 2007:

Affiliates	*Shareholding Interest (%)*
Garanti Bank International NV	100.00
Garanti Bank Moscow	100.00
Garanti Portföy Yönetimi AŞ	100.00
Garanti Yatırım Menkul Kıymetler AŞ	100.00
Garanti Financial Services plc.	100.00
Garanti Fund Management Co. Ltd.	100.00
Garanti Bilişim Teknolojisi	100.00
Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ	100.00
Garanti Finansal Kiralama AŞ	98.94
Garanti Emeklilik ve Hayat AŞ	84.91
Garanti Faktoring Hizmetleri AŞ	81.84
Eureko Sigorta AŞ	20.00
Garanti Diversified Payment Rights Finance Company	- *(a)*

(a) Garanti Diversified Payment Rights Finance Company is a special purpose entity established for the Bank's securitization transactions explained in Note 17. The Bank or any of its affiliates does not have any shareholding interest in this company.

As per the agreement signed with Eureko BV on 21 June 2007, the Bank sold its 80% share in Garanti Sigorta AŞ and its 15% share in Garanti Emeklilik ve Hayat AŞ to this company. Upon this sale, a gain of YTL 703,803 thousands is recognized in the accompanying consolidated financial statements as of 31 December 2007. As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ. Subsequent to these sales, at 1 October 2007 the legal name of Garanti Sigorta AŞ has been changed as Eureko Sigorta AŞ.

As per the Agreement signed with GE on 24 August 2005 for the sale of 53,550,000,000 shares representing 25.5% of the Bank issued share capital, the Bank sold some of its consolidated affiliates to Doğuş Holding AŞ in December 2005. These affiliates were Voyager Mediterranean Turizm End. ve Tic. AŞ (77.00%), Sititur Turizm taşımacılık Org. AŞ (99.95%), Lasaş Lastik San. ve Tic. (99.99%), Doğuş Hava Taşımacılığı AŞ (100.00%), Şahintur Şahinler Otelcilik Turizm Yatırım İşletmeleri AŞ (100.00%) and Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ (100.00%). Subsequent to the year end 2005, the Bank further sold certain equity participations to Doğuş Holding AŞ, that were categorized as the second group as per this Agreement, namely Garanti Turizm Yatırım ve İşletmeleri AŞ and Doc Finance SA with a total book value of YTL 31,556 thousands on 17 April 2006.

Early in December 2006, the Bank sold its 50.98% participation in Garanti Gayrimenkul Yatırım Ortaklığı AŞ, a consolidated affiliate to Doğuş Holding A.Ş. and GE Capital Corporation.

Garanti Fund Management Co. Ltd. (100.00%) is under liquidation as of the reporting date. The liquidation procedures are expected to complete in 2008.

(Currency: Thousands of New Turkish Lira (YTL))

26 Net fee and commission income

	2007	*2006*
Fee and commission income:		
Credit cards fees	924,035	698,859
Retail banking	291,985	226,392
SME banking	150,585	111,031
Commercial banking	119,983	95,915
Corporate banking	71,190	67,958
Others	163,174	160,785
Total fee and commission income	1,720,952	1,360,940
Fee and commission expense:		
Credit cards fees	348,747	233,565
Retail banking	1,650	2,155
SME banking	936	1,203
Commercial banking	323	386
Others	80,723	88,246
Total fee and commission expense	432,379	325,555
Net fee and commission income	1,288,573	1,035,385

As of 31 December 2006, commissions received for cash loans amounting YTL 111,023 thousands are classified to "interest income on loans" and commissions paid for borrowings amounting YTL 35,122 thousands are classified to "interest expense on borrowings and obligations under repurchase agreements".

27 Other expenses

	2007	*2006*
Bonus promotion expenses	176,719	123,389
Advertising expenses	107,885	83,561
EDP expenses	67,171	68,444
Taxes and duties other than on income	62,186	55,870
Saving deposits insurance fund	49,220	41,890
Foreign exchange loss, net	47,870	70,254
Utility expenses	32,091	26,705
Research and development expenses	26,443	13,175
Repair and maintenance expenses	23,068	16,160
Other operating expenses	257,325	222,819
	849,978	722,267

28 Use of estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Bank's critical accounting policies and estimates, and the application of these policies and estimates. These disclosures supplement the commentary on financial risk management (see Note 24).

28 Use of estimates and judgements (continued)

Key sources of estimation uncertainty

Allowances for credit losses

Assets accounted for at amortized cost are evaluated for impairment on a basis described in accounting policy Note 7.

The specific counterparty component of the total allowances for impairment applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgement about a counterparty's financial situation and the net realisable value of any underlying collateral. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the credit risk function.

Portfolio-basis assessed impairment allowances cover credit losses inherent in portfolios of claims with similar economic characteristics when there is objective evidence to suggest that they contain impaired claims, but the individual impaired items cannot yet be identified. A component of portfolio-basis assessed allowances is for country risks. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances depends on how well these estimate future cash flows for specific counterparty allowances and the model assumptions and parameters used in determining collective allowances.

Determining fair values

The determination of fair value for financial assets and liabilities for which there is no observable market price requires the use of valuation techniques as described in significant accounting policies and Note 22. For financial instruments that trade infrequently and have little price transparency, fair value is less objective, and requires varying degrees of judgement depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Critical accounting judgements in applying the Bank's accounting policies

Critical accounting judgements made in applying the Bank's accounting policies include:

Financial asset and liability classification

The Bank's accounting policies provide scope for assets and liabilities to be designated on inception into different accounting categories in certain circumstances:

- In classifying financial assets or liabilities as "trading", the Bank has determined that it meets the description of trading assets and liabilities set out in accounting policy *(i) Financial instruments.*
- In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that it has met one of the criteria for this designation set out in accounting policy *(i) Financial instruments.*

(Currency: Thousands of New Turkish Lira (YTL))

28 Use of estimates and judgements (continued)

- In classifying financial assets as held-to-maturity, the Bank has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy *(h) Financial instruments.*

Securitizations

In applying its policies on securitised financial assets, the Bank has considered both the degree of transfer of risks and rewards on assets transferred to another entity and the degree of control exercised by the Bank over the other entity:

- When the Bank, in substance, controls the entity to which financial assets have been transferred, the entity is included in these consolidated financial statements and the transferred assets are recognised in the Bank's consolidated balance sheet.
- When the Bank has transferred financial assets to another entity, but has not transferred substantially all of the risk and rewards relating to the transferred assets, the assets are recognised in the Bank's consolidated balance sheet.
- When the Bank transfers substantially all the risks and rewards relating to the transferred assets to an entity that it does not control, the assets have been derecognised from the Bank's consolidated balance sheet.

Details of the Bank's securitisation activities are given in Note 17.

29 Sale of majority shareholding in a consolidated affiliate

An agreement has been reached between the Bank and Eureko BV (Holland) on 21 March 2007 for the sale of 80% shares in Garanti Sigorta AŞ, and a consolidated affiliate, representing nominal shares of YTL 48,000,000 for EUR 365,000,000. The share transfer is completed on 21 June 2007. The gain on sale of this consolidated affiliate is YTL 539,556 thousands before tax. As per the local tax regulation, the tax expense relating to this gain amounts to YTL 29,851 thousands.

The results of this company included in the accompanying consolidated income statement are as follows:

	2007	*2006*
Gross profit	103,908	164,687
Expenses	(66,146)	(131,402)
Income before tax	37,762	33,285
Taxation charge	(7,038)	(8,981)
Net results	30,724	24,304

As at 31 December 2007, Garanti Sigorta AŞ had YTL 6,733 thousands (2006: YTL 6,876 thousands) of interest income on deposits at banks, YTL 13,765 thousands (2006: YTL 21,352 thousands) of commission and fee income, YTL 441 thousands (2006: YTL 1,138 thousands) of other expense and YTL 130 thousands (2006: YTL 157 thousands) of other income from intercompany transactions that were eliminated in the accompanying consolidated financial statements during consolidation process.

(Currency: Thousands of New Turkish Lira (YTL))

29 Sale of majority shareholding in a consolidated affiliate (continued)

During the year, Garanti Sigorta AŞ contributed YTL 34,827 thousands (2006: YTL 20,392 thousands) to the Bank's net operating cash flow and paid YTL 1,053 thousands (2006: received YTL 2,800 thousands) in respect of investing activities.

The effect of sale on segment results is also included in Note 1 under "insurance" segment.

The major classes of assets and liabilities of this company at the date of sale are as follows:

	30 June 2007	*31 December 2006*
Cash and balances with central banks	2	67
Loans and advances to banks	148,635	116,683
Other assets	120,866	118,869
Security investments	2,959	2,641
Investments in equity participations	5,766	5,762
Tangible assets, net	15,626	14,099
Deferred tax assets	5,532	-
Total assets	299,386	258,121
Current tax liability	4,988	2,217
Deferred tax liability	-	717
Other liabilities and accrued expenses	169,905	161,381
Total liabilities	174,893	164,315
Net asset of the company as per its balance sheet	124,493	93,806
Bank's share in net assets of the company	99,594	75,045
Goodwill associated with the company	878	878
Total net asset of the company	100,472	75,923
Proceeds from the sale	640,028	
Gain on the sale	539,556	

At the date of sale, Garanti Sigorta AŞ had intercompany balances comprised of YTL 106,990 thousands (2006: YTL 81,872 thousands) of loans and advances to banks, YTL 4,443 thousands (2006: YTL 5,317 thousands) of other assets and YTL 15 thousands (2006: YTL 473 thousands) of other liabilities.

Subsequent to this sale, at 1 October 2007 the legal name of this company has been changed as Eureko Sigorta AŞ.

(Currency: Thousands of New Turkish Lira (YTL))

30 Significant events

- On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

- It was decided during the board of directors meeting of the Bank held on 4 April 2007 to merge the Romania branches of Garanti Bank International NV, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania. The ultimate shareholders of Motoractive Leasing IFN, the company planned to operate in Romania under the banking license after these mergers will be Türkiye Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance.

- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:

  - the Article 38 "Voting" of the Articles of Association of the Bank will be amended to provide right of one vote for each share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).

  - the Article 45 "Distribution of Profit" of the Articles of Association of the Bank regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from the Articles of Association of the Bank; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

  The applications have been filed with the BRSA and the Capital Market Board for these resolutions on 13 June 2007. Following the completion of this process, the amendments to the Articles of Association were approved at the extraordinary general assembly meeting held on 4 October 2007.

- On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

  US$ 115 millions (YTL 147,775 thousands) that was paid in cash by Deutsche Bank AG for the transfer of the said services up front, is recorded under other operating income.

  On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from the Bank.

- During the board of directors meeting of the Bank held on 15 September 2007, it was decided to establish a new company named Garanti Financial Services NV in Holland for the purpose of cross border expansions and accordingly to authorize the head office to carry out the establishment procedures.

- Social Security Law No. 5754 which requires the transfer of the liabilities of the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" ("the Fund") established as per the temporary article no. 20 of the Social Security Law No. 506 is accepted and approved by the Turkish Parliament at 17 April 2008 and enacted at 8 May 2008.

(Currency: Thousands of New Turkish Lira (YTL))

31 Subsequent events

- A part of the Bank's non-performing loan portfolio amounting YTL 98,221 thousands is sold to a local asset management company at a sale price of YTL 28,898 thousands. The sale price is fully recognized as income as of 3 April 2008, as the sold receivables were fully provisoned in the Bank's financial statements previously.

- It has been resolved in the Bank's board of directors meeting held on 22 April 2008 that:

  In the light of demands of the Bank's local and foreign investors concerning the cancellation of the Bank's founder share certificates (holders of which have right to 10% of the net profit of the Bank) to eliminate the negative impact the founder shares have over the market value of the Bank's shares, it has become necessary to cancel the founder share certificates. In this regard, it is resolved that; 370 founder share certificates of the Bank will be cancelled after purchasing at a price value of YTL 3,876 thousands per share (in total YTL 1,434,234 thousands) in accordance with the value determined by the Istanbul 5th Commercial Court of First Instance; the total consideration will be covered from the extraordinary reserves of the Bank; the founder share certificates will be destroyed following their purchase; and the head office of the Bank will be authorized to file necessary applications with the Banking Regulatory and Supervisory Agency, the Capital Market Board of Turkey and the other relevant official authorities in order to conclude the above-mentioned process.

  It is resolved that the Articles 15, 16 and 45 of the Articles of Association of the Bank will be amended, and the head office of the Bank is authorized to file necessary applications with the Banking Regulatory and Supervisory Agency, the Capital Market Board of Turkey and the other relevant official authorities in order to conclude the above-mentioned process and execute any and all operations related thereto.

  The issued capital of the Bank will be increased by YTL 2,100,000 thousands (100%) and accordingly from YTL 2,100,000 thousands to YTL 4,200,000 thousands within the registered share capital ceiling of the Bank of YTL 7,000,000 thousands; the current shareholders will participate in the capital increase through the coupon no.20 (which grants the right to obtain new shares), by paying a nominal value of YKr 1 per share (which has a nominal value of YKr 1); the portion of the coupons (which grants the right to obtain new shares) unused by the current shareholders will be sold to the investors in the stock exchange; and the head office of the Bank is authorized to obtain any approval and permission with respect to the capital increase and conduct any and all operations in this regard.

- On 8 May 2008, the Bank obtained a club term loan of Euro 600 millions with a maturity of one year and all-in cost of Euribor + 67.5 bps per annum with the participation of 31 banks from 15 countries.

....

KPMG

Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Consolidated Financial Statements

31 March 2008

With Report on Review of Interim

Financial Information Thereon

15 May 2008

This report contains the "Report on Review of Interim Financial Information" comprising 1 page and; the "Consolidated financial statements and their explanatory notes" comprising 74 pages.

Türkiye Garanti Bankası Anonim Şirketi

And Its Affiliates

Table of contents

KPMG

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Report on Review of Interim Financial Information

To the Board of Directors of
Türkiye Garanti Bankası Anonim Şirketi,

Introduction

We have reviewed the accompanying consolidated balance sheet of Türkiye Garanti Bankası Anonim Şirketi (the Bank) and its affiliates as of 31 March 2008 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information does not give a true and fair view of the financial position of the Bank and its affiliates as at 31 March 2008, and of its financial performance and its cash flows for the three month period then ended in accordance with IAS 34 after giving retroactive effect to the Social Security Law No. 5754 enacted 8 May 2008.

KPMG Akis Bağımsız Denetim ve SMMM A.Ş.

İstanbul,
15 May 2008

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Balance Sheet
At 31 March 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	31 March 2008	31 December 2007
Assets			
Cash and balances with central banks	*4*	3,688,135	2,874,979
Financial assets at fair value through profit or loss	*5*	968,259	1,004,018
Loans and advances to banks	*6*	5,703,619	5,049,041
Loans and advances to customers	*7*	47,384,420	41,042,495
Other assets	*9*	4,660,299	6,168,558
Security investments	*10,21*	17,434,054	17,835,310
Investments in equity participations	*11*	51,986	49,776
Tangible assets, net	*12*	1,155,488	1,162,901
Goodwill, net	*13*	33,170	33,170
Deferred tax asset	*19*	96,919	104,472
Total assets		**81,176,349**	**75,324,720**
Liabilities			
Deposits from banks	*14*	3,217,127	2,436,093
Deposits from customers	*15*	45,125,532	41,334,747
Obligations under repurchase agreements	*16*	7,792,546	8,591,954
Loans and advances from banks	*17*	13,414,172	11,440,372
Bonds payable	*18*	62,324	50,912
Current tax liability	*19*	9,307	5,301
Deferred tax liability	*19*	331	30
Other liabilities and accrued expenses	*20*	4,096,289	4,213,543
Total liabilities		**73,717,628**	**68,072,952**
Shareholders' equity and minority interest			
Share capital	*21*	3,046,371	3,046,371
Minority interest	*21*	26,138	23,410
Unrealised (losses)/gains on available-for-sale assets	*10,21*	(95,394)	189,382
Hedging reserve	*21*	(679)	31,464
Translation reserve	*21*	41,313	6,709
Legal reserves	*21*	173,004	172,678
Retained earnings	*21*	4,267,968	3,781,754
Total shareholders' equity and minority interest		**7,458,721**	**7,251,768**
Total liabilities, shareholders' equity and minority interest		**81,176,349**	**75,324,720**
Commitments and contingencies	*23*		

The notes on pages 5 to 74 are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Income Statement
For The Three-Month Period Ended 31 March 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	31 March 2008	31 March 2007
Interest income:-			
Interest on loans		1,334,639	1,030,123
Interest on securities		643,127	572,532
Interest on deposits at banks		165,877	138,220
Interest on lease business		59,326	39,724
Others		25,940	23,277
		2,228,909	1,803,876
Interest expense:-			
Interest on saving, commercial and public deposits		(900,743)	(715,216)
Interest on borrowings and obligations under repurchase agreements		(437,400)	(334,325)
Interest on bank deposits		(41,445)	(46,576)
Others		(3,237)	(2,961)
		(1,382,825)	(1,099,078)
Net interest income		**846,084**	**704,798**
Fee and commission income		494,005	403,792
Fee and commission expense		(88,056)	(93,096)
Net fee and commission income	*26*	**405,949**	**310,696**
Trading income, net		76,001	-
Premium income from insurance business		31,382	69,065
Other operating income		18,308	21,233
Other operating income		**125,691**	**90,298**
Total operating Income		**1,377,724**	**1,105,792**
Salaries and wages		(259,055)	(155,570)
Impairment losses	*7,8,9,11,12,13,20*	(118,479)	(75,294)
Employee benefits	*20*	(56,784)	(41,645)
Depreciation and amortization	*12*	(42,828)	(41,264)
Communication expenses		(31,996)	(23,440)
Rent expenses		(23,606)	(18,945)
Claim loss from insurance business		(9,039)	(28,320)
Trading loss, net	*5*	-	(29,193)
Other operating expenses	*27*	(217,949)	(164,742)
Total operating expenses		**(759,736)**	**(578,413)**
Taxation credit/(charge)	*19*	(129,046)	(102,609)
Net income for the period		**488,942**	**424,770**
Net income for the period attributable to:			
Equity holders of the Bank		486,214	424,439
Minority interest		2,728	331
		488,942	**424,770**
Weighted average number of shares with a face value of YTL 1,000 each	*21*	**2,100 billion**	**2,100 billion**
Earnings per share (full YTL amount per YTL'000 face value each)		**231.5**	**202.1**

The notes on pages 5 to 74 are integral part of these consolidated financial statements

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Changes in Shareholders' Equity
For The Three-Month Period Ended 31 March 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	Share Capital	Minority Interest	Unrealised (Losses)/Gains on Available-for-Sale Assets	Hedging Reserve	Translation Reserve	Legal Reserves	Retained Earnings	Total Shareholders' Equity and Minority Interest
Balances at 31 December 2006		3,046,371	7,845	122,562	3,148	14,405	113,053	1,633,020	4,940,404
Transfer to unappropriated earnings		-	-	-	-	-	(17)	17	-
Net unrealised market value losses from available-for-sale portfolio		-	-	(35,588)	-	-	-	-	(35,588)
Net gains on available-for-sale assets transferred to the income statement on disposal		-	-	(8,830)	-	-	-	-	(8,830)
Foreign currency translation differences for foreign operations		-	-	-	-	1,944	-	-	1,944
Net loss on hedge of net investment in foreign operations		-	-	-	-	-	-	-	-
Net fair value losses from cash flow hedges		-	-	-	(784)	-	-	-	(784)
Net income for the three-month period		-	331	-	-	-	-	424,439	424,770
Balances at 31 March 2007		3,046,371	8,176	78,144	2,364	16,349	113,036	2,057,476	5,321,916
Transfer to unappropriated earnings		-	-	-	-	-	64,233	(64,233)	-
Dividends paid		-	-	-	-	-	-	(219,474)	(219,474)
Net unrealised market value gains from available-for-sale portfolio		-	-	112,632	-	-	-	-	112,632
Net gains on available-for-sale assets transferred to the income statement on disposal		-	-	(1,375)	-	-	-	-	(1,375)
Foreign currency translation differences for foreign operations		-	-	-	-	(9,640)	-	-	(9,640)
Net fair value gains from cash flow hedges		-	-	-	29,100	-	-	-	29,100
Release of reserves due to sale of a consolidated affiliate		-	-	-	-	-	(4,591)	4,591	-
Reclassification to minority interest due to partial sale of a consolidated affiliate		-	7,587	(19)	-	-	-	441	8,009
Net income for the nine-month period		-	7,647	-	-	-	-	2,002,953	2,010,600
Balances at 31 December 2007		3,046,371	23,410	189,382	31,464	6,709	172,678	3,781,754	7,251,768
Foreign exchange difference on foreign currency legal reserves	21	-	-	-	-	-	326	-	326
Net unrealised market value losses from available-for-sale portfolio	21	-	-	(281,629)	-	-	-	-	(281,629)
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	(3,147)	-	-	-	-	(3,147)
Foreign currency translation differences for foreign operations		-	-	-	-	34,604	-	-	34,604
Net fair value gains from cash flow hedges	21	-	-	-	3,859	-	-	-	3,859
Net fair value gains from cash flow hedges transferred to the income statement on disposal	21	-	-	-	(36,002)	-	-	-	(36,002)
Net income for the three-month period		-	2,728	-	-	-	-	486,214	488,942
Balances at 31 March 2008		3,046,371	26,138	(95,394)	(679)	41,313	173,004	4,267,968	7,458,721

The notes on pages 5 to 74 are an integral part of these consolidated financial statements

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Cash Flows
For The Three-Month Period Ended 31 March 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	31 March 2008	31 March 2007
Cash flows from operating activities:-			
Interests and commissions received		1,099,959	1,408,415
Interest expenses paid		(1,403,557)	(1,058,203)
Other operating activities, net		124,755	(112,551)
Cash payments to employees and suppliers		(572,621)	(221,470)
		(751,464)	16,191
(Increase)/decrease in operating assets:-			
Loans and advances to banks		(31,087)	(987,571)
Balances with central banks		2,083,649	522,560
Financial assets at fair value through profit or loss		28,818	(229,033)
Loans and advances to customers		(5,202,971)	(1,941,217)
Consumer loans		(889,437)	(453,845)
Other assets		(251,684)	(99,450)
Increase/(decrease) in operating liabilities:-			
Deposits from banks		777,365	252,663
Deposits from customers		3,780,957	2,995,811
Obligations under repurchase agreements		(806,100)	(652,424)
Other liabilities		(121,171)	(49,135)
Net cash used in operating activities before income taxes paid		**(1,383,125)**	**(625,450)**
Income taxes paid	*19*	**(125,512)**	**(124,753)**
Net cash used in operating activities		**(1,508,637)**	**(750,203)**
Cash flows from investing activities:-			
Net increase in security investments		(180,921)	(784,390)
Interest received		1,112,776	897,395
Decrease/(increase) in investments in equity participations, net		-	(250)
Dividends received		93	309
Proceeds from sale of tangible assets		82,584	1,200
Purchase of tangible assets		(83,016)	(46,398)
Net cash from investing activities		**931,516**	**67,866**
Cash flows from financing activities:-			
Increase in loans and advances from banks, net		1,998,870	871,191
Net cash from financing activities		**1,998,870**	**871,191**
Effect of exchange rate changes		**(6,913)**	**(6,097)**
Net increase in cash and cash equivalents		**1,414,836**	**182,757**
Cash and cash equivalents at the beginning of the period	*2*	4,315,192	4,204,216
Cash and cash equivalents at the end of the period	*2*	**5,730,028**	**4,386,973**

The notes on pages 5 to 74 are an integral part of these consolidated financial statements.

Overview of the Bank

Türkiye Garanti Bankası AŞ (the Bank) is a bank domiciled in Turkey. The consolidated financial statements of the Bank as of and for the three-month period ended 31 March 2008 comprise the Bank and its affiliates (the Affiliates) and their interest in associates.

(a) Brief History

The foundation of the Bank was approved by the decree of the Council of Ministers numbered 3/4010 dated 11 April 1946 and "Articles of Association" was published in the official gazette dated 25 April 1946. The Bank provides corporate, commercial and retail banking services through a network of 535 domestic branches, five foreign branches, four representative offices abroad and 89 offices. In addition to its branches, the Bank has 100% ownership in two banks each of which is located in Amsterdam and Moscow. The Bank and its affiliates in total have 17,100 employees. The Bank's head office is located at Levent Nispetiye Mahallesi Aytar Caddesi 2 Beşiktaş 34340 İstanbul.

(b) Ownership

The Companies owned by Doğuş Holding AŞ, called as Doğuş Group, currently holds 30.52% and "GE Araştırma ve Müşavirlik Limited Şti." of the General Electric (GE) Group holds 20.85% of the issued capital.

Significant accounting policies

(a) Statement of compliance

The Bank and its Turkish affiliates maintain their books of accounts and prepare their statutory financial statements in New Turkish Lira (YTL) in accordance with the Accounting Practice Regulations as promulgated by the Banking Regulatory and Supervisory Agency (BRSA); the Turkish Commercial Code; and the Turkish Tax Legislation (collectively, Turkish GAAP); the Bank's foreign affiliates maintain their books of accounts and prepare their statutory financial statements in accordance with the generally accepted accounting principles and the related legislation applicable in the countries they operate.

The accompanying consolidated financial statements are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with International Financial Reporting Standard ("IFRS") IAS 34 Interim Financial Reporting after giving retroactive effect to the Social Security Law No. 5754 enacted 8 May 2008. The accompanying consolidated financial statements are authorized for issue by the directors on 15 May 2008.

(b) Basis of preparation

The accompanying consolidated financial statements are presented in thousands of YTL, which is the Bank's functional currency.

The financial statements are prepared on the historical cost basis as adjusted for the effects of inflation that lasted until 31 December 2005, except that the following assets and liabilities are stated at their fair value if reliable measures are available: derivative financial instruments, instruments at fair value through profit or loss, available-for-sale financial assets and tangible assets held for sale. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies set out below have been applied consistently by the Bank and its affiliates to all periods presented in these consolidated financial statements.

Significant accounting policies (continued)

(c) Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Notes 7, 10, 17 and 22.

(d) Basis of consolidation

The accompanying consolidated financial statements include the accounts of the parent company, the Bank, its affiliates and associates on the basis set out in sections below. The financial statements of the entities included in the consolidation have been prepared as of the date of the consolidated financial statements.

Affiliates

Affiliates are entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of affiliates are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank and its affiliates have significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank and its affiliates' share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank and its affiliates share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank and its affiliates has incurred obligations in respect of the associate.

Special purpose entities

Special purpose entities are entities that are created to accomplish a narrow and well defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. Special purpose entities are consolidated when the substance of the relationship between the Bank and the special purpose entity indicates that the special purpose entity is controlled by the Bank.

Significant accounting policies (continued)

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized gains and losses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Bank and its affiliates' interest in the entity. Unrealized gains arising from transactions with associates are eliminated against the investment in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e) Foreign currency

Foreign currency transactions

Transactions are recorded in YTL, which represents its functional currency. Transactions in foreign currencies are translated into the functional currency of the Bank at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into YTL at the exchange rates ruling at balance sheet date with the resulting exchange differences recognized in the income statement as foreign exchange gain or loss. Gains and losses arising from foreign currency transactions are reflected in the income statement as realized during the period.

Financial statements of foreign operations

The foreign operations of the Bank and its affiliates are not considered an integral part of its operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to YTL at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to YTL using average exchange rates. Foreign exchange differences arising on translation are recognized directly in a separate component of equity. When a foreign operation is disposed of in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the income statement.

Hedge of net investment in a foreign operation see accounting policy *(i)*.

(f) Tangible assets and related depreciation

Owned assets

The costs of the tangible assets purchased before 31 December 2005 are restated for the effects of inflation in YTL units current at 31 December 2005 pursuant to IAS 29. The tangible assets purchased after this date are recorded at their historical costs. Accordingly, tangible assets are carried at costs, less accumulated depreciation and impairment losses (refer to accounting policy *(r)*).

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

Leased assets

Leases in terms of which the Bank and its affiliates assume substantially all the risks and rewards of ownership are classified as financial leases. Tangible assets acquired by way of financial lease are stated at amounts equal to the lower of their fair values and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy *(r)*). Lease liabilities are reduced through repayments of principal, while the finance charge component of the lease payment is charged directly to income statement.

Subsequent Expenditure

Expenditures incurred to replace a component of a tangible asset that is accounted for separately, and major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the item of tangible assets. All other expenditures are reflected as expense in the income statement as incurred.

Depreciation

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Assets acquired after this date are depreciated based on the declining balance method, one of the accelerated depreciation methods.

The estimated useful lives are as follows:

Tangible assets	*Estimated useful lives (years)*	*Depreciation rates (%) for the year 2005 and after*	*Depreciation rates (%) for the years before 2005*
Buildings	50	4	2
Furniture, fixture and equipments	4-20	10-50	5-25
Leasehold improvements	5-10	10-20	5

Expenditures for major renewals and improvement of tangible assets are capitalized and depreciated over the remaining useful lives of the related assets.

(g) *Goodwill*

Goodwill represents the excess of the total acquisition costs over the share of the Bank and its affiliates in the fair value of the net assets of the acquired companies at the dates of acquisitions. When the excess is negative (negative goodwill), it is recognized immediately in the income statement. Goodwill is assessed annually by using external and internal sources such as market value, information on any adverse effect on the acquired companies, market interest rates or other market rates of return on investments, carrying value of net assets, whether there is any indication that goodwill may be impaired. If any such indication exists, the recoverable amount of the goodwill is estimated. If the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and impairment loss is recognized as an expense in the income statement.

Significant accounting policies (continued)

(h) Financial instruments

Classification

Financial instruments at fair value through profit or loss are those that are principally held for the purpose of short-term profit taking. These include investments, certain purchased loans and derivative contracts that are not designated as effective hedging instruments, and liabilities from short-term sales of financial instruments. All trading derivatives in a net receivable position (positive fair value), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (negative fair value), as well as options written, are reported as trading liabilities.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank and its affiliates provide money, goods and services directly to a debtor with no intention of trading the receivable. Loans and receivables comprise loans and advances to banks and customers.

Available-for-sale assets are financial assets that are not held for trading purposes, provided by the Bank and its affiliates, or held to maturity. Available-for-sale instruments include certain debt and equity investments.

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity that the Bank and its affiliates have the intent and ability to hold to maturity. These include certain loans and advances to banks and customers and certain debt investments.

Recognition

Financial assets at fair value through profit or loss and available-for-sale assets are initially recognized on the transaction date at which the Bank and its affiliates become a party to the contractual provisions of the instrument. From this date any gains and losses arising from changes in fair value of the assets are recognized.

Held-to-maturity instruments, loans and receivables, deposits and subordinated liabilities are recognized on the date they are originated.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at amortized cost.

All non-trading financial liabilities, loans and receivables and held-to-maturity assets are measured at amortized cost less impairment losses. Amortized cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortized based on the effective interest rate of the instrument.

Significant accounting policies (continued)

Fair value measurement principles

The fair values of financial instruments are based on their quoted market prices at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, fair value of an instrument is estimated using the available market information and the appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates made are not necessarily indicative of the amounts that could be realized in current market exchange.

The fair values of derivatives that are not exchange-traded are estimated at the amounts that the Bank and its affiliates would receive or pay to terminate the contracts at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from changes in the fair values of financial instruments at fair value are recognized in the income statement. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Specific instruments

Cash and balances with central banks: Cash and balances with central banks comprise cash balances on hand, cash deposited with the central banks and other cash items. Money market placements are classified in loans and advances to banks.

Investments: Investments held for the purpose of short-term profit taking are classified as trading instruments. Debt investments that the Bank and its affiliates have the intent and ability to hold to maturity are classified as held-to-maturity assets.

Loans and advances to banks and customers: Loans and advances provided by the Bank and its affiliates are classified as loans and receivables, and reported net of allowances to reflect the estimated recoverable amounts.

Financial lease receivables: Leases where the entire risks and rewards incident to ownership of an asset are substantially transferred to the lessee, are classified as financial leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognized. The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognized over the term of the lease using the effective interest rate method. Financial lease receivables are included in loans and advances to customers.

Bonds payable: Bonds issued by the Bank and its affiliates are classified as non-trading liabilities.

Significant accounting policies (continued)

Derecognition

A financial asset is derecognised when the control over the contractual rights that comprise that asset, is lost. This occurs when the rights are realized, expire or are surrendered. A financial liability is derecognized when it is extinguished.

Available-for-sale assets and assets held for trading that are sold are derecognized and corresponding receivables from the buyer for the payment are recognized as of the date the Bank and its affiliates commit to sell the assets. The specific identification method is used to determine the gain or loss on derecognition.

Held-to-maturity instruments and loans and receivables are derecognized on the days that they are transferred by the Bank and its affiliates.

(i) Derivatives held for risk management purposes

Derivatives held for risk management purposes are measured at fair value in the balance sheet. The treatment for the changes in their fair value depends on their classification into the following categories:

Cash flow hedge

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the result of income statement, the effective portion of changes in the fair value of the derivative are recognised directly in the shareholders' equity. The amount recognised in the shareholders' equity is removed and included in the income statement in the same period as the hedged cash flows affect the income statement under the same line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in the shareholders' equity remains there until the forecast transaction affects the income statement. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in the shareholders' equity is recognized immediately in the income statement.

Net investment hedge

When a derivative or a non-derivative financial liability is designated as a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized directly in the shareholders' equity, in the foreign currency translation reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement. The amount recognized in the shareholders' equity is removed and included in the income statement on disposal of the foreign operation.

Significant accounting policies (continued)

Embedded derivatives

Derivatives may be embedded in another contractual arrangement (a "host contract"). The Bank and its affiliates account for embedded derivatives separately from the host contract when the host contract is not itself carried at fair value through profit or loss, and the characteristics of the embedded derivatives are not clearly and closely related to the host contract. Separated embedded derivatives are accounted for depending on their classification, and are presented in the balance sheet together with the host contract.

(j) Securities borrowing and lending business

Investments lent under securities lending arrangements continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. Cash collateral received in respect of securities lent is recognized as liabilities to either banks or customers. Investments borrowed under securities borrowing agreements are not recognized. Cash collateral placements in respect of securities borrowed are recognized under loans and advances to either banks or customers. Income and expenses arising from the securities borrowing and lending business are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(k) Repurchase and resale agreements over investments

The Bank and its affiliates enter into purchases of investments under agreements to resell (reverse repo) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognized. The amounts paid are recognized in loans to either banks or customers. The receivables are shown as collateralized by the underlying security. Investments sold under repurchase agreements (repo) continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. The proceeds from the sale of the investments are reported as "obligations under repurchase agreements", a liability account.

Income and expenses arising from the repurchase and resale agreements over investments are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(l) Items held in trust

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying consolidated balance sheets, since such items are not under the ownership of the Bank.

(m) Financial guarantees

Financial guarantees are contracts that require the Bank and its affiliates to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment (when a payment under the guarantee has become probable).

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

(n) Retirement benefit obligations

(i) Defined benefit plan

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependants will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Bank has a defined benefit plan ("the Plan") for its employees namely Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı ("the Fund"). The Fund is a separate legal entity and a foundation recognized by an official decree, providing pension and post-retirement medical benefits to all qualified Bank employees. This benefit plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	31 March 2008	
	Employer	*Employee*
	%	*%*
Pension contributions	15.5	10.0
Medical benefit contributions	6.0	5.0

This benefit plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") ("pension and medical benefits transferable to SSF") (see Note 20) and b) other excess social rights and payments provided in the existing trust indenture but not transferable to SSF and medical benefits provided by the Bank for its constructive obligation ("excess benefits").

a) Pension and medical benefits transferable to SSF

As discussed in Note 20, the Bank expects to transfer a portion of the obligation of the Fund to SSF. This transfer will be a settlement of that portion of the Fund's obligation. Final legislation establishing the terms for this transfer was enacted on 8 May 2008. Although the settlement will not be recognized until the transfer is made, the Bank believes that it is more appropriate to measure the obligation at 31 December 2007 as the value of the payment that would need to be made to SSF to settle the obligation at the balance sheet date in accordance with the Temporary Article 20 of the Law No.5754: "Law regarding the changes in Social Insurance and General Health Insurance Law and other laws and regulations" ("New Law"). The pension disclosures set out in Note 20, therefore reflect the actuarial assumptions and mortality tables specified in the New Law, including a discount rate of 9.80%.

The pension benefits transferable to SSF are calculated annually by an independent actuary, who is registered with the Undersecretariat of the Treasury.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to income statement.

Significant accounting policies (continued)

b) Excess benefits not transferable to SSF

The excess benefits, which are not subject to the transfer, are accounted in accordance with IAS 19, "*Employee Benefits*". The obligation in respect of the retained portion of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value by using the projected unit credit method, and any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is a floating discount rate between 16.77% - 10.17%.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to income statement.

(ii) Reserve for employee severance indemnity

Reserve for employee severance indemnity represents the present value of the estimated future probable obligation of the Bank and its affiliates calculated in accordance with the Turkish Labor Law. In accordance with Turkish Labor Law, the Bank and its affiliates are required to make lump-sum payments to each employee whose employment is terminated due to retirement or before the retirement date for reasons other than resignation or misconduct and has completed at least one year of service.

Provision is made for the present value of the liability calculated using the projected unit credit method and all actuarial gains and losses are recognized immediately in the consolidated income statement.

(o) Taxes on income

Taxes on income for the year comprise current tax and deferred taxes. Current taxes on income comprises tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and; any adjustment in taxes payable for previous years.

Deferred income tax is provided, using the balance sheet method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Permanent differences relating to goodwill and initial recognition of assets and liabilities which affect neither accounting nor taxable profit are not deductable for tax purposes. Deferred tax liability and asset are recognized when it is probable that the future economic benefits resulting from the reversal of temporary differences will flow to or from the Bank and its affiliates. Deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. Currently, enacted tax rates are used to determine deferred taxes on income.

An individual consolidated affiliate offsets deferred tax asset and deferred tax liability if the deferred tax asset and deferred tax liability relate to income taxes levied by the same taxation authority.

Deferred taxes related to fair value remeasurement of available-for-sale assets and cash flow hedges, are charged or credited directly to equity and subsequently recognized in the income statement together with the deferred gains or losses that are realized.

Significant accounting policies (continued)

(p) Offsetting

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, there is a legally enforceable right to set off the amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses from a group of similar transactions.

(q) Earnings per share

Earnings per share disclosed in the accompanying consolidated income statement are determined by dividing the net income by the weighted average number of shares outstanding during the period attributable to the shareholders of the Bank. In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, such Bonus Shares issued are regarded as issued shares.

Additionally, considering the fact that the increase in the number of shares issued by way of bonus shares in fact does not require any cash injection by the shareholders; the number of issued shares outstanding before such bonus share issuances is adjusted for the proportionate change in the number of issued shares outstanding as if the event had occurred at the beginning of the earliest period reported.

(r) Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Loans and receivables and held-to-maturity instruments

The recoverable amounts of loans and receivables and held-to-maturity instruments, are calculated as the present values of the expected future cash flows discounted at the instrument's original effective interest rate. Short-term balances are not discounted.

Loans and receivables are presented net of specific and portfolio basis allowances for uncollectibility. Specific allowances are made against the carrying amount of loans and receivables that are identified as being impaired based on regular reviews of outstanding balances to reduce these loans and receivable to their recoverable amounts. In assessing the recoverable amounts of the loans and receivables, the estimated future cash flows are discounted to their present value. Portfolio basis allowances are maintained to reduce the carrying amount of portfolios of similar loans and receivables to their estimated recoverable amounts at the balance sheet date. The expected cash flows for portfolios of similar assets are estimated based on previous experience and considering the credit rating of the underlying customers and late payments of interest or penalties. Increases in the allowance account are recognized in the income statement. When a loan is known to be uncollectible, all the necessary legal procedures have been completed, and the final loss has been determined, the loan is written off directly. If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write down, the write-down or allowance is reversed through the income statement.

Significant accounting policies (continued)

Financial assets remeasured to fair value

The recoverable amount of an equity instrument is its fair value. The recoverable amount of debt instruments and purchased loans remeasured to fair value is calculated as the present value of the expected future cash flows discounted at the current market rate of interest.

Where an asset remeasured to fair value is impaired, the write-down is recognized in the income statement.

If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the income statement.

(s) Income and expense recognition

Interest income and expense

Except for the interest income on overdue loans, interest income and expense is recognized on an accrual basis by taking into account the effective yield of the asset or an applicable floating rate. Interest income on overdue loans that are under legal follow up is recognized on a cash basis. Interest income and expense includes the amortization of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Fee and commission

Fee and commission income and expenses that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period.

Other fees and commission expense relates mainly to transaction and service fees, which are expensed as the services are received.

Net trading income

Net trading income includes gains and losses arising from disposals of financial assets at fair value through profit or loss and available-for-sale.

Dividend income

Dividend income is recognized in the income statement when received.

Insurance business

Earned premiums: In respect of non-life branches, under the annual basis of accounting, written premiums comprise the premiums due on contracts, net of taxes and cancellations, entered into during a financial year. These premiums are adjusted by the reserve for unearned premiums. In respect of life branches, earned premiums represent premium accrued on policies issued and adjusted by the reserve for unearned premiums during the year.

Significant accounting policies (continued)

Unearned premium reserve: Reserve for unearned premiums is provided for in respect of in-force policies for which the premium period does not end simultaneously with the accounting period. Unearned premiums arise from premiums written during the year, less reinsurance share.

Claims and provision for "outstanding" claims: Claims incurred include all claims (including claim estimates) and claims settlement payments made in respect of the financial period and the movement in provision for outstanding claims and settlement expenses. Provisions for outstanding claims and settlement expenses include claims incurred but not reported (IBNR), net of salvage and subrogation recoveries.

Life mathematical reserves: The life mathematical reserves have been calculated on the life policies in force at period-end by using actuarial assumptions and formulas approved by the Prime Ministry Undersecretariat of Treasury ("Treasury").

Life profit share reserve: Life profit share is the portion of investment income allocated to life policy holders from income generated due to premiums of life policies with a savings clause. Such policies normally have at least 10 years of maturity and policy holders are entitled to receive a profit share after 3 years from the date of policy issuance. Profit share is calculated on an individual policy basis. Investment income presented within income from insurance operations represents income generated through utilisation of funds associated with mathematical reserves in various investment tools whereas the provision for profit share represents the amount allocated to policy holders out of investment income after certain deductions.

Liability adequacy test: At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. Any deficiency is immediately charged to the income statement. The Bank has no additional liability with respect to the life insurance portfolio of its affiliate since in its revised tariffs, the affiliate changed the basis of its life profit share calculation to guarantee an annual return of the lower of the guaranteed rate or the annual inflation rate.

(t) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(u) Segment reporting

A segment is a distinguishable component of the Bank and its affiliates that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Index for the notes to the consolidated financial statements:

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting

Segment information is presented in respect of the Bank and its affiliates' geographical and business segments. The primary format, business segments, is based on the Bank and its affiliates. Measurement of segment assets and liabilities and segment results is based on the accounting policies set out in the accounting policy notes.

1.1 Geographical segments

The Bank and its affiliates operate principally in Turkey, but also have operations in Holland, Russia, Ireland, Turkish Republic of Northern Cyprus, Malta, Luxembourg, Germany and Romania. Total geographic sector risk concentrations, both on and off balance sheet, are presented in the table below:

	31 March 2008				
	Loans	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	44,347,306	70,815,653	53,194,139	11,801,431	63,782
Holland	530,337	2,277,844	2,471,003	642,538	-
England	117,779	2,103,640	3,746,852	440,322	-
Russia	985,271	1,579,371	150,593	94,884	7
Germany	36,009	1,333,717	2,896,084	76,874	-
Romania	527,754	686,314	526,611	104,805	10,741
USA	63,023	350,847	5,830,677	361,964	-
France	23,305	279,772	170,104	216,956	-
Others	753,636	1,749,191	4,731,565	1,286,266	-
	47,384,420	81,176,349	73,717,628	15,026,040	74,530

	31 December 2007				
	Loans	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	38,984,518	67,127,417	51,061,766	10,565,100	284,270
Holland	471,332	1,675,657	1,971,262	319,790	-
England	119,600	1,599,043	3,855,098	302,471	-
Germany	31,374	1,362,560	1,668,080	77,527	-
Russia	523,224	1,116,366	211,330	140,175	517
USA	37,275	471,726	5,132,038	318,572	-
Romania	256,544	385,859	265,807	56,552	21,341
France	14,259	23,845	135,062	229,914	-
Others	604,369	1,562,247	3,772,509	880,847	-
	41,042,495	75,324,720	68,072,952	12,890,948	306,128

Total geographic sector risk concentrations on income statement are presented in the table below:

	For the three-month period ended	
	31 March 2008	*31 March 2007*
Turkey	451,923	371,632
Luxembourg	19,500	5,178
Holland	6,575	12,670
Malta	983	32,340
Others	9,961	2,950
	488,942	424,770

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

1.2 Business segments

The main business segments are banking, leasing, insurance, factoring, other financial and non-financial sectors. Banking segment information is detailed further to retail banking and commercial, corporate and small and medium size enterprises (SME) banking as these are the major banking activities. Other operations heading under the banking segment include mainly treasury and investment banking activities as well as unallocated income and expense items. The analysis are as follows:

31 March 2008	*Retail Banking*	*Commercial, Corporate & SME Banking*	*Other Operations*	*Eliminations*	*Total Banking*	*Leasing*	*Insurance*	*Factoring*	*Other Financial*	*Other Non-Financial*	*Combined*	*Eliminations*	*Total*
Operating income	499,662	431,954	366,673	-	1,298,289	26,418	42,082	6,243	8,479	7,101	1,388,612	(10,888)	1,377,724
Operating expenses	(208,555)	(135,049)	(366,412)	-	(710,016)	(10,420)	(23,673)	(4,198)	(7,900)	(5,573)	(761,780)	2,044	(759,736)
Income from operations	**291,107**	**296,905**	**261**	-	**588,273**	**15,998**	**18,409**	**2,045**	**579**	**1,528**	**626,832**	**(8,844)**	**617,988**
Taxation credit/(charge)	-	-	(124,774)	-	(124,774)	7	(3,351)	(491)	(70)	(367)	(129,046)	-	(129,046)
Net income for the period	**291,107**	**296,905**	**(124,513)**	-	**463,499**	**16,005**	**15,058**	**1,554**	**509**	**1,161**	**497,786**	**(8,844)**	**488,942**
Segment assets	14,629,375	31,730,269	30,405,390	(140,007)	76,625,027	2,310,774	846,901	707,641	42,321	13,156	80,545,820	(707,034)	79,838,786
Investments in equity participations	-	-	310,769	-	310,769	1,000	275	9,635	5,090	1,159	327,928	(275,942)	51,986
Unallocated assets	-	-	1,218,214	-	1,218,214	17,998	8,218	1,384	4,636	1,027	1,251,477	34,100	1,285,577
Total assets	**14,629,375**	**31,730,269**	**31,934,373**	**(140,007)**	**78,154,010**	**2,329,772**	**855,394**	**718,660**	**52,047**	**15,342**	**82,125,225**	**(948,876)**	**81,176,349**
Segment liabilities	25,988,924	17,463,592	27,552,940	(140,007)	70,865,449	2,102,484	747,956	677,300	3,532	6,162	74,402,883	(685,255)	73,717,628
Shareholders' equity and minority interest	-	-	7,288,561	-	7,288,561	227,288	107,438	41,360	48,515	9,180	7,722,342	(263,621)	7,458,721
Total liabilities, shareholders' equity and minority interest	**25,988,924**	**17,463,592**	**34,841,501**	**(140,007)**	**78,154,010**	**2,329,772**	**855,394**	**718,660**	**52,047**	**15,342**	**82,125,225**	**(948,876)**	**81,176,349**

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

31 March 2007	*Retail Banking*	*Commercial, Corporate & SME Banking*	*Other Operations*	*Eliminations*	*Total Banking*	*Leasing*	*Insurance*	*Factoring*	*Other Financial*	*Other Non-Financial*	*Combined*	*Eliminations*	*Total*
Operating income	395,619	330,097	259,785	-	985,501	24,798	81,573	5,558	9,069	6,672	1,113,171	(7,379)	1,105,792
Operating expenses	(159,172)	(105,218)	(232,500)	-	(496,890)	(13,859)	(51,734)	(4,070)	(8,559)	(6,389)	(581,501)	3,088	(578,413)
Income from operations	**236,447**	**224,879**	**27,285**	-	**488,611**	**10,939**	**29,839**	**1,488**	**510**	**283**	**531,670**	**(4,291)**	**527,379**
Taxation charge	-	-	(100,953)	-	(100,953)	(3)	(1,189)	(307)	(75)	(82)	(102,609)	-	(102,609)
Net income for the period	**236,447**	**224,879**	**(73,668)**	-	**387,658**	**10,936**	**28,650**	**1,181**	**435**	**201**	**429,061**	**(4,291)**	**424,770**
31 December 2007													
Segment assets	13,682,475	25,979,466	31,400,256	(89,625)	70,972,572	2,132,203	768,686	638,241	46,792	10,814	74,569,308	(594,907)	73,974,401
Investments in equity participations	-	-	324,336	-	324,336	1,000	275	9,635	4,554	1,121	340,921	(291,145)	49,776
Unallocated assets	-	-	1,230,114	-	1,230,114	18,323	7,791	1,413	4,525	969	1,263,135	37,408	1,300,543
Total assets	**13,682,475**	**25,979,466**	**32,954,706**	**(89,625)**	**72,527,022**	**2,151,526**	**776,752**	**649,289**	**55,871**	**12,904**	**76,173,364**	**(848,644)**	**75,324,720**
Segment liabilities	23,946,399	16,521,575	25,030,059	(89,625)	65,408,408	1,940,243	684,365	609,483	8,952	4,887	68,656,338	(583,386)	68,072,952
Shareholders' equity and minority interest	-	-	7,118,614	-	7,118,614	211,283	92,387	39,806	46,919	8,017	7,517,026	(265,258)	7,251,768
Total liabilities, shareholders' equity and minority interest	**23,946,399**	**16,521,575**	**32,148,673**	**(89,625)**	**72,527,022**	**2,151,526**	**776,752**	**649,289**	**55,871**	**12,904**	**76,173,364**	**(848,644)**	**75,324,720**

(Currency: Thousands of New Turkish Lira (YTL))

2 Cash and cash equivalents

Cash and cash equivalents include cash balances on hand, due from banks with original maturity periods of less than three months and other cash items. Cash and cash equivalents as at 31 March 2008 and 2007, included in the accompanying consolidated statements of cash flows are as follows:

	31 March 2008	*31 March 2007*
Cash at branches	383,726	238,969
Loans and advances to banks with original maturity periods of less than three months	5,346,302	4,148,004
	5,730,028	4,386,973

3 Related party disclosures

For the purpose of this report, the shareholders jointly controlling the Bank namely Doğuş Holding AŞ and GE and all their subsidiaries, and their ultimate owners, directors and executive officers are referred to as related parties. During the course of the business, the Bank has made placements with and granted loans to related parties and also received deposits from them at various terms. The Bank had the following balances outstanding from and transactions with related parties:

3.1 Outstanding balances

	31 March 2008	*31 December 2007*
Balance sheet		
Loans and advances to customers	140,940	157,832
Loans granted in YTL	*51,778*	*97,612*
Loans granted in foreign currencies:	*US$ 29,783,206*	*US$ 22,547,863*
	EUR 24,142,314	*EUR 20,075,886*
Miscellaneous receivables	30,672	5,411
Deposits received	607,284	292,387
Commitments and contingencies		
Non-cash loans	192,767	169,696

3.2 Transactions

	For the three-month period ended	
	31 March 2008	*31 March 2007*
Interest income	2,542	2,001
Interest expense	9,277	11,590

In the first quarter of 2008, interest rates applied to foreign currency receivables from and payables to related parties vary within the ranges of 2.6%-7.4% and 2.2%-5.9% (31 December 2007: 3.1%-7.4% and 3.8%-6.6%), respectively. The interest rates applied to YTL receivables from and payables to related parties vary within the ranges of 15.9%-21.9% and 15.4%-17.3%, respectively (31 December 2007: 16.3%-21.6% and 15.2%-19.0%). Various commission rates are applied to transactions involving guarantees and commitments.

(Currency: Thousands of New Turkish Lira (YTL))

3 Related party disclosures (continued)

No impairment losses have been recorded against balances outstanding during the period with related parties and no specific allowance has been made for impairment losses on balances with the related parties at the year-end.

The Bank sold a real estate, a building in Maslak to Doğuş Holding AŞ on 11 March 2008 at a sale prices of US$ 35 millions. US$ 15 millions of the sale price was collected on the date of sale, the Bank's net receivable from Doğuş Holding AŞ on this sale to be collected in one-year term is YTL 20,620 thousands, classified under "miscellaneous receivables" (Note 9), in the accompanying consolidated financial statements. Accordingly, a gain of 267 thousands on this sale is recorded as of 31 March 2008.

Key management personnel compensation for the three-month period ended 31 March 2008 amounted YTL 48,364 thousands (31 March 2007: YTL 31,460 thousands) on a consolidated basis. Within this total, individual key management expenses of the Bank amounted YTL 39,011 thousands (31 March 2007: YTL 23,587 thousands) and of its financial affiliates amounted YTL 9,353 thousands (31 March 2007: YTL 7,873 thousands).

4 Cash and balances with central banks

	31 March 2008	*31 December 2007*
Cash at branches	383,726	454,195
Balances with central banks excluding reserve deposits	3,304,409	2,420,784
	3,688,135	2,874,979

5 Financial assets at fair value through profit or loss

	31 March 2008				*31 December 2007*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments held at fair value:					
Government bonds in YTL	230,694	208,197	10-20	2014	205,146
Bonds issued by foreign institutions	98,266	101,643	7-9	2010	94,112
Gold	-	67,353	-	-	69,444
Eurobonds	55,084	63,216	4-12	2038	96,528
Discounted government bonds in YTL	54,630	44,590	17-19	2009	18,659
Bonds issued by corporations	37,382	37,936	8-21	2010	24,467
Government bonds in foreign currency	9,779	10,098	4-7	2010	10,516
Government bonds at floating rates	3,508	3,806	17-22	2014	4,527
Others		31,964			52,643
		568,803			576,042
Equity and other non-fixed income instruments:					
Forfeiting receivables		399,307			427,836
Listed shares		149			140
		399,456			427,976
Total financial assets at fair value through profit or loss		968,259			1,004,018

(Currency: Thousands of New Turkish Lira (YTL))

5 Financial assets at fair value through profit or loss (continued)

Income from debt and other instruments held at fair value is reflected in the consolidated income statement as interest on securities. Gains and losses arising on derivative financial instruments and changes in fair value of other trading instruments are reflected in net trading income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges are reflected as a separate component of equity.

Income/(loss) from trading of financial assets is detailed in the table below:

	31 March 2008	*31 March 2007*
Fixed and floating securities	18,105	44,834
Foreign exchange transactions	9,058	565
Derivative transactions	48,838	(74,592)
Trading income/(loss), net	76,001	(29,193)

Expenses related with derivative transactions amounting YTL 15,074 thousands, are classified from "other interest expenses" to "trading loss, net" as of 31 March 2007.

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 139,415 thousands (31 December 2007: YTL 129,071 thousands).

As at 31 March 2008, financial assets at fair value through profit or loss amounting to YTL 94 thousands are blocked against asset management operation and insurance business related transactions (31 December 2007: YTL 1,824 thousands).

6 Loans and advances to banks

	31 March2008			*31 December 2007*		
	YTL	*Foreign Currency*	*Total*	*YTL*	*Foreign Currency*	*Total*
Loans and advances-demand						
Domestic banks	1,511	4,718	6,229	1,429	3,901	5,330
Foreign banks	66,279	221,553	287,832	35,180	218,824	254,004
	67,790	226,271	294,061	36,609	222,725	259,334
Loans and advances-time						
Domestic banks	163,947	1,443,027	1,606,974	261,942	1,001,617	1,263,559
Foreign banks	1,427,131	2,244,147	3,671,278	731,231	2,685,421	3,416,652
	1,591,078	3,687,174	5,278,252	993,173	3,687,038	4,680,211
Accrued interest on loans and advances	98,602	32,704	131,306	64,155	45,341	109,496
Total loans and advances to banks	1,757,470	3,946,149	5,703,619	1,093,937	3,955,104	5,049,041
Less: allowance for uncollectibility	-	-	-	-	-	-
Net loans and advances to banks	1,757,470	3,946,149	5,703,619	1,093,937	3,955,104	5,049,041

As at 31 March 2008, majority of loans and advances-time are short-term with interest rates ranging between 3%-7% per annum for foreign currency time placements and 13%-20% per annum for YTL time placements (31 December 2007: 2%-7% and 16%-21%, respectively).

As at 31 March 2008, loans and advances at domestic and foreign banks include blocked accounts of YTL 1,219,461 thousands (31 December 2007: YTL 1,095,412 thousands) held against "Diversified Payment Rights" securitizations, fundings, legal legislations for the branches operating in foreign countries, and insurance business.

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers

Outstanding loans and advances to customers are divided between economic sectors and loan types as follows:

	31 March 2008	*31 December 2007*
Consumer loans	14,327,627	13,438,190
Credit cards	*5,463,470*	*5,430,110*
Mortgage loans	*4,730,512*	*4,156,756*
General purpose loans	*2,674,622*	*2,314,226*
Auto loans	*1,112,690*	*1,131,629*
Other consumer loans	*346,333*	*405,469*
Service sector	3,205,926	2,575,186
Energy	2,618,481	1,987,433
Construction	2,572,422	2,217,345
Financial institutions	2,447,988	1,949,021
Transportation vehicles and sub-industry	2,013,411	1,556,786
Food	1,983,677	1,886,326
Textile	1,804,130	1,526,818
Transportation and logistics	1,774,988	1,653,543
Metal and metal products	1,676,626	1,291,787
Data processing	1,507,530	1,251,934
Tourism	1,192,995	999,291
Durable consumption	965,177	818,559
Chemistry and chemical product	796,628	444,381
Agriculture and stockbreeding	719,063	710,237
Stone, rock and related products	573,897	437,162
Machinery and equipments	559,240	534,142
Electronic, optical and medical equipment	494,760	457,263
Plastic products	314,939	240,011
Mining	304,085	280,611
Paper and paper products	280,941	253,936
Others	1,618,595	1,487,989
Total performing loans	43,753,126	37,997,951
Non-performing loans and lease receivables	911,825	869,567
Total gross loans	44,664,951	38,867,518
Financial lease receivables, net of unearned income (Note 8)	2,136,297	1,923,040
Factoring receivables	566,675	494,400
Accrued interest income on loans and lease receivables	876,808	543,392
Allowance for possible losses from loans and lease receivables	(860,311)	(785,855)
Loans and advances to customers	47,384,420	41,042,495

As at 31 March 2008, interest rates on loans granted to customers range between 2%-15% (31 December 2007: 2%-16%) per annum for the foreign currency loans and 15%-29% (31 December 2007: 16%-31%) per annum for the YTL loans.

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers (continued)

The provision for possible losses is comprised of amounts for specifically identified as being impaired and non-performing loans and advances and a further portfolio-basis amount considered adequate to cover the residual inherent risk of loss present in the lending relationships presently performing in accordance with agreements made with borrowers. The amount of the portfolio basis allowance is YTL 164,420 thousands (31 December 2007: YTL 153,805 thousands).

Movements in the allowance for possible losses on loans and lease receivables including the portfolio basis allowances, are as follows:

	31 March 2008	*31 December 2007*
Balance at the beginning of the period	785,855	595,024
Write-offs	(39,622)	(83,513)
Recoveries and reversals	(9,618)	(41,780)
Provision for the period	123,696	316,124
Balance at the end of the period	860,311	785,855

Movement in the portfolio basis allowance are as follows:

	31 March 2008	*31 December 2007*
Balance at the beginning of the period	153,805	85,178
Net change in provision for the period, net	10,615	68,627
Balance at the end of the period	164,420	153,805

8 Financial lease receivables

The financial leases typically run for a period of one to five years, with transfer of ownership of the leased asset at the end of the lease term. Interest is charged over the period of the lease.

The receivables are secured by way of the underlying assets. Loans and advances to customers include the following financial lease receivables:

	31 March 2008	*31 December 2007*
Financial lease receivables, net of unearned income (Note 7)	2,136,297	1,923,040
Add: non-performing lease receivables	19,070	16,181
Less: allowance for possible losses on lease receivables	(19,070)	(16,819)
	2,136,297	1,922,402
Accrued interest on lease receivables	25,531	23,246
Analysis of net financial lease receivables		
Due within 1 year	1,094,896	987,689
Due after 1 year	1,389,400	1,240,013
Financial lease receivables, gross	2,484,296	2,227,702
Unearned income	(347,999)	(305,300)
Financial lease receivables, net	2,136,297	1,922,402
Analysis of net financial lease receivables, net		
Due within 1 year	913,938	826,985
Due between 1 and 5 years	1,222,359	1,095,417
Financial lease receivables, net	2,136,297	1,922,402

(Currency: Thousands of New Turkish Lira (YTL))

9 Other assets

	31 March 2008	*31 December 2007*
Reserve deposits at the Central Bank of Turkey	2,820,788	4,907,841
Insurance premium receivables	647,848	580,695
Accrued exchange gain on derivatives	507,528	136,424
Prepaid expenses, insurance claims and similar items	235,714	202,262
Miscellaneous receivables (Note 3)	232,247	133,292
Tangible assets held for sale	97,400	112,886
Advances for tangible assets	36,129	19,085
Prepaid taxes and taxes and funds to be refunded	28,968	52,399
Others	53,677	23,674
	4,660,299	6,168,558

At 31 March 2008, reserve deposits at the Central Bank of Turkey are kept as minimum reserve requirement. These funds are not available for the daily business of the Bank and its affiliates. As required by the Turkish Banking Law, these reserve deposits are calculated on the basis of YTL and foreign currency liabilities taken at the rates determined by the Central Bank of Turkey. In accordance with the current legislation, the reserve deposit rates for YTL and foreign currency liabilities are 6% and 11%, respectively. Interest rates applied for reserve requirements are 11.43% (31 December 2007: 11.81%) for YTL deposits and 0.95% and 1.875% (31 December 2007: 1.95% and 1.80%) for foreign currency deposits in US$ and Euro.

YTL 89,284 thousands (31 December 2007: YTL 100,582 thousands) of the tangible assets held for sale is comprised of foreclosed real estate acquired by the Bank against its impaired receivables. Such assets are required to be disposed of within three years following their acquisitions per the Turkish Banking Law. This three year period can be extended by a legal permission from the regulators. In case of real estates held for sale, this requirement is valid only if the legal limit on the size of the real estate portfolio that a bank can maintain is exceeded. Currently, as the Bank is within this legal limit, it is not subject to the above requirement.

Impairment losses provided on real estates held for sale were determined based on the appraisals of independent appraisal firms. As of 31 March 2008, real estates held for sale costing YTL 101,630 thousands (31 December 2007: YTL 117,055 thousands) have been impaired by YTL 6,057 thousands (31 December 2007: YTL 6,924 thousands).

As of 31 March 2008, the rights of repurchase on various tangible assets held for sale amounted to YTL 15,129 thousands (31 December 2007 : YTL 29,850 thousands).

(Currency: Thousands of New Turkish Lira (YTL))

10 Security investments

	31 March 2008				*31 December 2007*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments available-for-sale:					
Government bonds at floating rates	3,656,647	3,826,700	17-22	2014	3,977,839
Discounted government bonds in YTL	3,317,365	2,895,143	17-19	2009	2,931,781
Government bonds in YTL	3,070,120	2,878,485	14-19	2012	2,649,515
Eurobonds	1,499,597	1,540,567	5-12	2036	1,726,716
Bonds issued by corporations *(a)*	1,520,252	1,511,361	4-18	2017	1,367,802
Government bonds in foreign currency	361,155	363,987	4-7	2010	509,559
Bonds issued by financial institutions	225,308	227,667	5-12	2014	150,229
Bonds issued by foreign governments	113,887	130,558	6-13	2028	42,735
Government bonds indexed to consumer price index	105,481	114,974	10	2012	120,324
Others *(b)*		61,211			58,455
Total securities available-for-sale		13,550,653			13,534,955
Debt and other instruments held-to-maturity:					
Government bonds at floating rates	2,701,113	2,826,553	*(c)*	2011	2,837,628
Government bonds in YTL	488,563	469,559	15	2011	468,740
Eurobonds	352,018	392,677	9-12	2030	669,120
Bonds issued by foreign governments	131,000	132,385	3	2008	116,617
Discounted government bonds in YTL	2,994	2,994	7	2008	2,994
Bonds issued by corporations	1,970	1,958	8	2014	1,718
Other		25,718			22,561
		3,851,844			4,119,378
Accrued interest on held-to-maturity portfolio		31,557			180,977
Total securities held-to-maturity		3,883,401			4,300,355
Total security investments		17,434,054			17,835,310

(a) Bonds issued by corporations include credit linked notes with face value amounting to YTL 1,146,250 thousands (31 December 2007: YTL 1,015,000 thousands) and carrying value amounting to YTL 1,159,940 thousands (31 December 2007: YTL 1,039,423 thousands) that are linked to the default risk of the Turkish Government. All bonds issued by corporations are valued at amortized cost since these financial assets are not quoted in an active market. The consolidated factoring affiliate's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of US$ 28,850,000 and EUR 2,500,000 (31 December 2007: US$ 35,850,000 and EUR 2,500,000) and a total carrying value of YTL 28,434 thousands (31 December 2007: YTL 30,633).

(b) In 2006, the Bank recorded 424,159 shares of MasterCard Incorporated at a total nominal value of US$ 42.42 acquired free of charge for its credit card marketing activities on MasterCard. As of 27 July 2006, the Bank sold 250,254 shares of MasterCard Incorporated at a total nominal value of US$ 25.03 amounting to US$ 7,698,964.21. As of 31 March 2008, the Bank has 173,905 shares of MasterCard Incorporated at a nominal value of US$ 17.39 and one share of Visa Europe Limited at a nominal value of EUR 10 acquired free of charge for its credit card marketing activities, in its investment securities available-for-sale portfolio.

(c) The interest rates applied on these securities are floating quarterly based on interest rates of government bond bids of the government.

(Currency: Thousands of New Turkish Lira (YTL))

10 Security investments (continued)

Movements in the allowance for security investments are as follows:

	31 March 2008	*31 December 2007*
Balance at the beginning of the period	17,548	31,672
Value increase in securities available-for-sale portfolio for the period, net	(4,660)	(15,797)
(Reversal of provision)/provision for security investments for the period, net	(5,045)	1,673
Balance at the end of the period	7,843	17,548

Interest income from debt and other fixed or floating instruments is reflected in interest on securities. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 8,647,789 thousands (31 December 2007: YTL 9,718,647 thousands).

The following table summarizes securities that were deposited as collaterals with respect to various banking transactions:

	31 March 2008		*31 December 2007*	
	Face Value	*Carrying value*	*Face Value*	*Carrying value*
Deposited at Istanbul Stock Exchange	6,959,156	6,687,549	7,434,431	7,654,013
Collateralized to foreign banks	3,610,940	3,771,182	2,556,803	2,765,952
Deposited at CBT for interbank transactions	555,200	564,779	516,600	537,225
Deposited at CBT for foreign currency money market transactions	192,000	202,445	192,400	212,552
Deposited at Clearing Bank (Takasbank)	125,560	115,649	97,325	98,888
Deposited at central banks for repurchase transactions	107,382	107,996	79,412	76,429
Others		41,680		37,605
		11,491,280		11,382,664

(Currency: Thousands of New Turkish Lira (YTL))

11 Investments in equity participations

	31 March 2008		*31 December 2007*	
	Carrying Value	*Ownership %*	*Carrying Value*	*Ownership %*
Eureko Sigorta AŞ	31,060	20.00	28,997	20.00
IMKB Takasbank AŞ	11,915	5.83	11,915	5.83
Others	9,011		8,864	
	51,986		49,776	

Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ is established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies. Its legal registration process has been completed on 3 October 2007. The Bank owns 99.99% of the company shares. 1/4 of the share capital of the company amounting YTL 750 in total, is paid. This company is not consolidated in the accompanying consolidated financial statements as currently it does not have material operations comparing to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations in "others" above and valued at cost.

80% shares of a previously consolidated affiliate, Garanti Sigorta AŞ, owned by the Bank are sold to Eureko BV on 21 June 2007. After the sale, the remaining 20% is reclassified to investments in equity participations and accounted under equity method of accounting. Subsequent to this sale, at 1 October 2007 the legal name of the company has been changed as Eureko Sigorta AŞ.

Garanti Filo Yönetimi Hizmetleri ve Ticaret AŞ is established on 10 January 2007 as an operational leasing company, and fully owned and controlled by the leasing affiliate of the Bank. The company's main objective is to rent cars to corporates, institutional and small and medium size enterprises. The paid share capital is YTL 1,000 thousand as of the issue date of the financial statements. This company is not consolidated in the accompanying financial statements as currently it does not have material operations comparing to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations in "others" above and valued at cost.

IMKB Takasbank AŞ and other equity participations do not have a quoted market price in an active market and other methods of reasonably estimating their values would be inappropriate and impracticable, accordingly they are stated at cost, restated for the effects of inflation in YTL units current at 31 December 2005.

Impairment losses of YTL 15 thousands as of 31 March 2008 (31 March 2007: -) are provided for the decreases in the value of certain investments in equity participations. Accordingly, the cumulative provisions for such impairment losses amounted to YTL 3,917 thousands as of 31 March 2008 (31 December 2007 : YTL 3,902 thousands).

(Currency: Thousands of New Turkish Lira (YTL))

12 Tangible assets

Movement in tangible assets from 1 January to 31 March 2008 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 March*
Costs					
Land and buildings	1,096,919	15,851	13,401	(61,025)	1,065,146
Furniture, fixture and equipments	1,086,273	40,419	4,920	(19,100)	1,112,512
Leasehold improvements	198,274	20,785	2,473	(600)	220,932
	2,381,466	77,055	20,794	(80,725)	2,398,590
Less: Accumulated depreciation					
Buildings	229,497	5,741	1,412	(18,603)	218,047
Furniture, fixture and equipments	809,741	28,527	1,684	(6,056)	833,896
Leasehold improvements	87,894	8,953	400	(600)	96,647
	1,127,132	43,221	3,496	(25,259)	1,148,590
Construction in progress	17,794			*(a)* (2,525)	15,269
	1,272,128				1,265,269
Impairment in value of tangible assets	(109,227)				(109,781)
	1,162,901				1,155,488

Movement in tangible assets from 1 January to 31 December 2007 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 December*
Costs					
Land and buildings	1,061,922	64,746	(4,934)	(24,815)	1,096,919
Furniture, fixture and equipments	1,105,376	165,659	(1,285)	(183,477)	1,086,273
Leasehold improvements	214,480	65,264	(641)	(80,829)	198,274
	2,381,778	295,669	(6,860)	(289,121)	2,381,466
Less: Accumulated depreciation					
Buildings	210,477	23,038	(449)	(3,569)	229,497
Furniture, fixture and equipments	843,754	135,739	(753)	(168,999)	809,741
Leasehold improvements	137,258	26,427	(358)	(75,433)	87,894
	1,191,489	185,204	(1,560)	(248,001)	1,127,132
Construction in progress	7,335	10,459 *(a)*			17,794
	1,197,624				1,272,128
Impairment in value of tangible assets	(118,375)				(109,227)
	1,079,249				1,162,901

(a) Additions to and transfers from "construction in progress" are given as net.

(Currency: Thousands of New Turkish Lira (YTL))

12 Tangible assets (continued)

A portion of the disposals during the year 2007 amounting to YTL 14,099 thousands represented the tangible assets of the consolidated affiliate that is recorded under equity method of accounting in the accompanying consolidated financial statements as of 31 December 2007 following the sale of 80% ownership in this company by the Bank in June 2007.

Depreciation expense for the three-month period ended 31 March 2008 amounts to YTL 42,828 thousands (31 March 2007: YTL 41,264 thousands).

Assessment of the independent appraiser firms have been taken into consideration in the determination of the impairment losses provided for land and buildings. As of 31 March 2008, land and buildings at a total net book value before impairment of YTL 408,542 thousands (31 December 2007: YTL 407,411 thousands) have been impaired by YTL 109,781 thousands (31 December 2007: YTL 109,227 thousands).

13 Goodwill

As of 31 March 2008, goodwill arises from the direct acquisitions of 100.00% ownership in Garanti Yatırım Menkul Kıymetler AŞ, 98.94% ownership in Garanti Finansal Kiralama AŞ, 84.91% ownership in Garanti Emeklilik ve Hayat AŞ, 81.84% ownership in Garanti Faktoring Hizmetleri AŞ and 20.00% ownership in Eureko Sigorta AŞ consisting of the excesses of the total acquisition costs over net assets of these consolidated entities at the dates of their acquisition as follows:

	31 March 2008	*31 December 2007*
Garanti Yatırım Menkul Kıymetler AŞ	20,984	20,984
Garanti Faktoring Hizmetleri AŞ	6,697	6,697
Garanti Finansal Kiralama AŞ	5,233	5,233
Eureko Sigorta AŞ	222	222
Garanti Emeklilik ve Hayat AŞ	34	34
	33,170	33,170
Impairment of goodwill	-	-
	33,170	33,170

Impairment losses are provided for decrease in the net asset value of the consolidated entities by assessing their internal and external resources.

(Currency: Thousands of New Turkish Lira (YTL))

14 Deposits from banks

Deposits from banks comprise the following:

	31 March 2008	*31 December 2007*
Payable on demand	522,626	376,914
Term deposits	2,676,508	2,044,855
	3,199,134	2,421,769
Accrued interest on deposits from banks	17,993	14,324
	3,217,127	2,436,093

Deposits from banks include both YTL accounts amounting YTL 1,448,121 thousands (31 December 2007: YTL 894,291 thousands) and foreign currency accounts amounting YTL 1,751,013 thousands (31 December 2007: YTL 1,527,478 thousands) in total. As at 31 March 2008, interest rates applicable to YTL bank deposits and foreign currency bank deposits vary within ranges of 13%-20% and 2%-12% (31 December 2007: 16%-21% and 4%-11%), respectively.

15 Deposits from customers

Deposits from customers comprise the following:

	31 March 2008			*31 December 2007*
	Demand	*Time*	*Total*	*Total*
Foreign currency	6,114,463	18,356,995	24,471,458	21,905,297
Saving	1,229,234	12,481,973	13,711,207	12,536,696
Commercial	1,816,317	3,942,791	5,759,108	5,886,583
Public and other	782,248	170,610	952,858	785,098
	9,942,262	34,952,369	44,894,631	41,113,674
Accrued interest expense on deposits from customers	10,985	219,916	230,901	221,073
	9,953,247	35,172,285	45,125,532	41,334,747

As at 31 March 2008, interest rates applicable to YTL deposits and foreign currency deposits vary within ranges of 14%-19% and 1%-9% (31 December 2007: 16%-21% and 1%-9%), respectively.

As at 31 March 2008, subordinated deposits obtained by the consolidated banking affiliate in Holland amounting EUR 48 millions (equivalent of YTL 99,715 thousands) are included in foreign currency time deposits (31 December 2007: equivalent of YTL 81,458 thousands).

16 Obligations under repurchase agreements

The Bank and its affiliates raise funds by selling financial instruments under agreements to repay the funds by repurchasing the instruments at future dates at the same price plus interest at a predetermined rate. Repurchase agreements are commonly used as a tool for short-term financing of interest-bearing assets, depending on the prevailing interest rates.

(Currency: Thousands of New Turkish Lira (YTL))

16 Obligations under repurchase agreements (continued)

Assets sold under repurchase agreements comprise the following:

	Carrying value	*Fair value of underlying assets*	*Carrying amount of corresponding liabilities*	*Range of repurchase dates*	*Repurchase price*
31 March 2008					
Financial assets at fair value through profit or loss	139,415	139,415	120,770	Apr'08-Feb'09	122,635
Security investments	8,647,789	8,659,289	7,671,776	Apr'08-Feb'11	7,868,528
	8,787,204	8,798,704	7,792,546		7,991,163
31 December 2007					
Financial assets at fair value through profit or loss	129,071	129,071	116,469	Jan'08-Dec'08	117,551
Security investments	9,718,647	9,720,363	8,475,485	Jan'08-Feb'11	8,686,021
	9,847,718	9,849,434	8,591,954		8,803,572

Accrued interest on obligations under repurchase agreements amounting to YTL 77,640 thousands (31 December 2007: YTL 70,948 thousands) is included in the carrying amount of corresponding liabilities.

In general the carrying values of such assets are more than the corresponding liabilities due to the margins set between the parties, since such funding is raised against assets collateralized.

The proceeds from the sale of securities under repurchase agreements are treated as liabilities and recorded as obligations under repurchase agreements. As at 31 March 2008, the maturities of the obligations varied from one day to three years and two months and interest rates varied between 2%-20% (31 December 2007: 4%-18%).

17 Loans and advances from banks

Loans and advances from banks comprise the following:

	31 March 2008	*31 December 2007*
Short-term borrowings		
Domestic banks	792,841	683,481
Foreign banks	2,109,480	1,997,630
	2,902,321	2,681,111
Long-term debts		
Short-term portion	3,474,423	2,788,538
Medium and long-term portion	6,875,938	5,784,163
	10,350,361	8,572,701
Accrued interest on loans and advances from banks	161,490	186,560
	13,414,172	11,440,372

As at 31 March 2008, loans and advances from banks included various promissory notes amounting to YTL 1,442,058 thousands in total with latest maturity of 2009 (31 December 2007: YTL 1,084,457 thousands with latest maturity of 2009), of which YTL 290,629 thousands (31 December 2007:YTL 270,623 thousands) are classified under long-term debts.

(Currency: Thousands of New Turkish Lira (YTL))

17 Loans and advances from banks (continued)

As at 31 March 2008, short-term borrowings included one-year syndicated facility to finance pre-export contracts of the Bank's corporate customers with a total amount of EUR 600 millions (equivalent of YTL 1,246,260 thousands) with a rate of Euribor+0.475% per annum as signed with 43 banks.

Long-term debts comprise the following:

	31 March 2008					*31 December 2007*
	Interest rate%	*Latest Maturity*	*Amount in original currency*	*Short term portion*	*Medium and long term portion*	*Medium and long term debts*
Sydicated club-term loan facility	3.3	2008	US$ 700 mio	915,637	-	-
Deutsche Bank AG	11.3-12.9	2017	YTL 701 mio	-	701,210	701,210
DPR Securitisation-IV	4.9-5.5	2013	US$ 600 mio	43,560	740,521	693,993
DPR Securitisation-V	4.7-5.5	2013	US$ 520 mio	55,690	623,951	583,534
Subordinated debt	6.9	2017	US$ 500 mio	-	653,138	578,016
DPR Securitisation-VI	4.7	2011	EUR 300 mio	-	622,538	508,376
DPR Securitisation-VII	5.5	2016	US$ 400 mio	7,844	516,028	463,543
DPR Securitisation-VIII	4.7	2017	US$ 350 mio	-	458,075	405,486
DPR Securitisation-VI	5	2013	US$ 277.5 mio	88,264	274,532	243,035
DPR Securitisation-III	5	2013	US$ 300 mio	58,768	333,315	312,470
DPR Securitisation-VI	4.7	2016	US$ 225 mio	-	294,157	260,381
DPR Securitisation-VII	5.4	2014	US$ 100 mio	5,385	125,139	115,876
DPR Securitisation-VIII	4.7	2017	US$ 100 mio	-	130,879	115,853
DPR Securitisation-VIII	4.7	2017	US$ 100 mio	-	130,879	115,853
DPR Securitisation-VIII	5.4	2015	US$ 50 mio	-	65,439	57,937
Others				2,299,275	1,206,137	628,600
				3,474,423	6,875,938	5,784,163

On 28 June 2007, the Bank obtained a securitization (the "DPR Securitization-VIII") transaction by issuance of certificates; three tranches of US$ 550 millions with 10 years maturity wrapped by Ambac Assurance Corp., Financial Guaranty Insurance Corp. and XL Capital Assurance and a tranche of US$ 50 millions with 8 years maturity and no financial guarantee.

On 5 February 2007, the Bank obtained a 10-year subordinated fixed-rate notes of US$ 500 millions due February 2017 with a repayment option for the Bank at the end of the fifth year. The fixed rate notes with Political Risk Insurance provided by Steadfast (a subsidiary of Zurich American Insurance Company) received a rating of Baa1 by Moody's Investors Service and priced at par to yield 6.95% to investors (207.7 bps over comparable US Treasuries).

On 24 January 2007, the Bank borrowed YTL 435 millions from Deutsche Bank AG, London with a maturity of 10 years at 12.93% annual fixed interest rate through a secured financing transaction. Accordingly, the Bank pledged US$ 300 millions of cash collateral to Deutsche Bank AG, London. Subsequently, the Bank has entered into two more secured financing transactions with the same counterparty under the same collateral conditions and borrowed in total YTL 266 millions in two separate transactions on 28 June and 3 July 2007 with maturity of 10 years for each and pledged US$ 100 millions of cash collateral for each. The funding costs are 11.30% and 11.35%, respectively. The cash collaterals earn annually US$ libor floating interest rate.

17 Loans and advances from banks (continued)

In December 2006, the Bank completed a securitization (the "DPR Securitization-VII") transaction by issuance of certificates: US$ 400 millions tranche with a maturity of 10 years and US$ 100 millions tranche with a maturity of 8 years. Both of the series were issued on an unwrapped basis.

In November 2006, the Bank signed a two year syndicated club term-loan facility amounting to US$ 700 millions as signed with 34 banks including 22 mandated lead arrangers.

In May 2006, the Bank completed a securitization (the "DPR Securitization-VI") transaction by issuance of certificates: Euro 300 millions with a guarentee issued by MBIA Insurance Corp. with maturity of 5 years, US$ 300 millions with no financial guarantee and a maturity of 7 years and US$ 225 millions with a guarantee issued by Ambac Assurance Corp. with maturity of 10 years.

In November 2005, the Bank completed a securitization (the "DPR Securitization-V") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by CIFG Inc. with a maturity of 7 years, US$ 250 millions with a guarantee issued by XL Capital Assurance with a maturity of 8 years and US$ 125 millions with no financial guarantee and a maturity of 8 years.

In September 2005, the Bank completed a securitization (the "DPR Securitisation-IV") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by Financial Guaranty Insurance Corp. with a final maturity of 7 years, US$ 150 millions with a guarantee issued by Financial Security Assurance with a final maturity of 8 years, US$ 165 millions with a financial guarantee issued by Assured Guaranty Corp. with a final maturity of 8 years, US$ 110 millions with a financial guarantee issued by Radian Asset Assurance Inc. with a final maturity of 7 years, US$ 25 millions with no financial guarantee and a final maturity of 7 years.

In May 2005, the Bank completed a securitization (the "DPR Securitisation-III") transaction by issuance of certificate: US$ 300 millions with a guarantee issued by MBIA Insurance Corp., a final maturity of 8 years.

The DPR securitization is a way of securitizing the Bank's payment orders created via SWIFT MT 103 or similar payment orders in terms of US Dollar, Euro and GBP accepted as derived primarily from the Bank's trade finance and other corporate businesses and paid through foreign depository banks.

18 Bonds payable

Bonds payable comprise of the following:

	31 March 2008				*31 December 2007*
	Amount in original currency in millions	*Maturity*	*Interest rates %*	*Carrying value*	*Carrying value*
Subordinated debt	EUR	2016	Euribor+1.57	62,313	50,903
Accrued interest on bonds payable				11	9
				62,324	50,912

On 29 September 2006, one of the Bank's affiliates issued its first FRN for EUR 30 millions, Euro-denominated lower tier-2 capital, priced at 99.30, arranged by Deutsche Bank and traded on the alternative market in Frankfurt.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation

In Turkey, corporate income tax is levied at the rate of 20% on the statutory corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the years 2008 and 2007.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from prior years. There is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns and accounting records are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit the tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

In Holland, corporate income tax is levied at the rate of 25.5% on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward for nine years to offset against future taxable income. Tax losses can be carried back to one prior year. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assessment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% (31 December 2007: 40%) over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

In Turkey, the tax legislation does not permit a parent company and its affiliates to file a consolidated tax return. Therefore, the taxation charge, as reflected in the accompanying consolidated financial statements, represents the total amount of the taxation charge of each affiliate.

The total provision for taxes on income is different than the amount computed by applying the Turkish statutory tax rate to income before provision for taxes as shown in the following reconciliation:

	31 March 2008	*%*	*31March 2007*	*%*
Taxes on income per statutory tax rate	123,598	20.00	105,476	20.00
Income items exempt from tax	(6,361)	(1.03)	(694)	(0.13)
Disallowable expenses	9,012	1.46	2,674	0.51
Others	2,797	0.45	(4,847)	(0.92)
Taxation charge	129,046	20.88	102,609	19.46

The taxation charge is comprised of the following:

	For the three-month period ended	
	31 March 2008	*31 March 2007*
Current taxes	134,819	107,852
Deferred taxes	(5,773)	(5,243)
Taxation charge	129,046	102,609

The current taxes payable on income are comprised of the following:

	31 March 2008	*31 December 2007*
Provision for current taxes payable on income	129,046	340,414
Less: Prepaid corporate taxes	(125,512)	(363,809)
Add/(less): Deferred taxes	5,773	28,696
Current tax liability	9,307	5,301

In accordance with the related regulation for prepaid taxes on income, such advance payments during the year are being deducted from the final tax liability for the year. Accordingly, the taxation charge on income is not equal to the final tax liability appearing on the balance sheet.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

Income tax assets/(liabilities) recognised directly in equity is as follows:

	31 March 2008	*31 December 2007*
Unrealised (losses)/gains on available-for-sale assets	16,625	(33,574)
Hedging reserve	170	(7,866)
	16,795	(41,440)

Deferred tax asset and liabilities are attributable to the items detailed in the table below:

	31 March 2008	*31 December 2007*
Deferred tax asset		
Impairment losses on loans	57,237	47,675
Impairment of equity participations and tangible assets	26,446	26,668
Short-term employee benefits	31,413	20,088
Valuation difference on financial assets and liabilities	8,001	24,649
Reserve for employee severance indemnity	8,855	9,125
Accruals on credit card rewards	8,557	9,844
Discount on miscellaneous receivables	5,843	2,278
Value increase fund for equity participations	(9,313)	(8,378)
Pro-rata basis depreciation expenses	(11,403)	(10,992)
Prepaid expenses and promotions	(27,573)	(21,203)
Others, net	(1,144)	4,718
Total deferred tax asset	96,919	104,472
Deferred tax liability		
Total deferred tax liability	331	30

As of 31 March 2008, there are not any deferred tax assets and liabilities that have not been recognized in the accompanying consolidated financial statements.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

Movements in deferred tax assets and liabilities are detailed in the table below:

31 March 2008	*Opening Balance*	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
Impairment losses on loans	47,675	9,562	-	57,237
Impairment of equity participations and tangible assets	26,668	(222)	-	26,446
Short-term employee benefits	20,088	11,325	-	31,413
Valuation difference on financial assets and liabilities	24,649	(3,021)	(13,627)	8,001
Reserve for employee severance indemnity	9,125	(270)	-	8,855
Accruals on credit card rewards	9,844	(1,287)	-	8,557
Discount on miscellaneous receivables	2,278	3,565	-	5,843
Value increase fund for equity participations	(8,378)	(935)	-	(9,313)
Pro-rata basis depreciation expenses	(10,992)	(411)	-	(11,403)
Prepaid expenses and promotions	(21,203)	(6,370)	-	(27,573)
Others	4,688	(6,163)	-	(1,475)
Net deferred tax asset	104,442	5,773	(13,627)	96,588

31 December 2007	*Opening Balance*	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
Impairment losses on loans	27,472	20,203	-	47,675
Impairment of equity participations and tangible assets	27,511	(843)	-	26,668
Valuation difference on financial assets and liabilities	(543)	18,433	6,759	24,649
Short-term employee benefits	18,934	1,154	-	20,088
Accruals on credit card rewards	9,210	634	-	9,844
Reserve for employee severance indemnity	7,471	1,654	-	9,125
Discount on miscellaneous receivables	3,363	(1,085)	-	2,278
Pro-rata basis depreciation expenses	(10,922)	(70)	-	(10,992)
Value increase fund for equity participations	(8,554)	176	-	(8,378)
Prepaid expenses and promotions	(8,319)	(12,884)	-	(21,203)
Others	3,364	1,324	-	4,688
Net deferred tax asset	68,987	28,696	6,759	104,442

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses

The principal components of other liabilities and accrued expenses are as follows:

	31 March 2008	*31 December 2007*
Blocked accounts against expenditures of card holders	1,626,575	1,683,270
Payables to insurance and reinsurance companies relating to insurance business	623,540	573,272
Accrued exchange losses on derivatives	479,394	538,841
Expense accruals	230,233	186,642
Transfer orders	185,996	178,187
Cheques at cleaning house	182,057	206,247
Recognized liability for defined benefit obligations	169,283	164,598
Insurance business related provisions	115,173	101,150
Unearned income	83,073	55,104
Payables to suppliers relating to financial lease activities	68,124	90,298
Miscellaneous payables	53,775	86,455
Withholding taxes	45,746	111,773
Reserve for employee severance indemnity	44,785	44,868
Blocked accounts	42,272	47,487
Provision for non-cash loans	36,927	32,142
Others	109,336	113,209
	4,096,289	4,213,543

Recognized liability for defined benefit obligations

(i) Defined benefit plan

As a result of the changes in legislation described below, the Bank will transfer a substantial portion of its pension liability under the Plan to SSF. This transfer, which will be a settlement of the Bank's obligation in respect of the pension and medical benefits transferable to SSF, will occur within three years from the enactment of the New Law in May 2008. The actual date of the transfer has not been specified yet. However, in its financial statements for the year ended 31 December 2007, the Bank has modified the accounting required by IAS 19 *Employee Benefits* as the Bank believes that it is more appropriate to measure the obligation, in respect of the benefits that will be transferred to SSF, at the expected transfer amount prior to the date on which the transfer and settlement will occur. The expected transfer amount is calculated based on the methodology and actuarial assumptions (discount rate and mortality tables) prescribed in the New Law. As such, this calculation measures the liability to be transferred at the expected settlement amount i.e., the expected value of the payment to be made to SSF to assume that obligation.

The obligation with respect to excess benefits is accounted as a defined benefit plan under IAS 19.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

a) Pension and medical benefits transferable to SSF

As per the provisional Article no.23 of the Turkish Banking Law no.5411 as approved by the Turkish Parliament on 19 October 2005, pension funds which are in essence similar to foundations are required to be transferred directly to SSF within a period of three years. In accordance with the Banking Law, the actuarial calculation of the liability (if any) on the transfer should be performed regarding the methodology and parameters determined by the commission established by Ministry of Labor and Social Security. Accordingly, the Bank calculated the pension benefits transferable to SSF in accordance with the Decree published by the Council of Ministers in the Official Gazette no. 26377 dated 15 December 2006 ("Decree") for the purpose of determining the principles and procedures to be applied during the transfer of funds. However the said Article was vetoed by the President and at 2 November 2005 the President initiated a lawsuit before the Turkish Constitutional Court in order to rescind certain paragraphs of the provisional article no.23.

The Bank obtained an actuarial report regarding its obligations at 31 December 2006. This report, which was dated 12 February 2007, is from an actuary, who is registered with the Undersecretariat of the Treasury regarding this Fund in accordance with the Decree. Based on this Decree, the actuarial balance sheet of the Fund has been prepared using a discount rate of 10.24% and the CSO 1980 mortality table. Based on the actuarial report, the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2006. In accordance with the existing legislation at 31 December 2006, the pension and medical benefits within the social security limits were subject to transfer and the banks were not required to provide any excess social rights and payments.

On 22 March 2007, the Turkish Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article no.23 of the Turkish Banking Law, which requires the transfer of pension funds to SSF, until the decision regarding the cancellation thereof is published in the Official Gazette. The Constitutional Court stated in its reasoned ruling published in the Official Gazette numbered 26731, dated 15 December 2007 that the reason behind this cancellation was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Grand National Assembly of Republic of Turkey ("Turkish Parliament") worked on the new legal arrangements by taking the cancellation reasoning into account. At 17 April 2008, the New Law has been accepted by the Turkish Parliament and the New Law has been enacted at 8 May 2008 following its publishment in the Official Gazette no 26870. In accordance with the New Law, members of the funds established in accordance with the Social Security Law should be transferred to SSF within three years following its enactment date.

The Bank obtained an actuarial report dated 13 May 2008 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the New Law. The actuarial balance sheet of the Fund has been prepared using a discount rate of 9.80% and the CSO 1980 mortality table, and the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2007.

The Bank's obligation in respect of the pension and medical benefits transferable to SSF has been determined as the value of the payment that would need to be made to SSF to settle the obligation at the balance sheet date in accordance with the related article of the New Law. The pension disclosures set out below therefore reflect the methodology and actuarial assumptions specified in the New Law. This calculation measures the benefit obligation at the expected transfer amount i.e., the estimated amount the Bank will pay to SSF to assume this portion of the obligation.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

The pension benefits are calculated annually, as per the calculation as of 31 December 2007 the present value of funded obligations amount to YTL 319,418 thousands and the fair value of the planned assets amount to YTL 469,931 thousands.

	31 March 2008	*31 December 2007*
Present value of funded obligations		
- Pension benefits transferable to SSF (obligation measured at the expected transfer amount)	(363,087)	(363,087)
- Medical benefits transferable to SSF (obligation measured at the expected transfer amount)	43,669	43,669
Fair value of plan assets	469,931	469,931
Asset surplus in the plan (*)	150,513	150,513

(*) *Asset surplus in this plan will be used as plan assets of the excess benefit plan.*

Plan assets consist of the following:

	31 March 2008	*31 December 2007*
Securities	344,318	344,318
Land and buildings	113,165	113,165
Cash and due from banks	12,448	12,448
	469,931	469,931

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

b) Excess benefits not transferable to SSF

The other social rights and payments representing benefits in excess of social security limits are not subject to transfer to SSF. Therefore these excess benefits are accounted as an ongoing defined benefit plan.

The amounts recognized in the balance sheet are as follows:

	31 March 2008	*31 December 2007*
Present value of defined benefit obligation	(319,796)	(315,111)
Fair value of plan assets (*)	150,513	150,513
Liability in the balance sheet	(169,283)	(164,598)

(*) *Plan assets are composed of asset surplus in the plan explained in paragraph* a).

Provision charge for excess benefits amounting to YTL 4,685 thousands has been recognized as employee benefits in the accompanying consolidated income statement for the three-month period ended 31 March 2008.

Expense recognized in profit or loss for the three-month period ended 31 March 2008 is as follows:

	31 March 2008
Total contribution payment	26,579
Unfunded liability	4,685
	31,264

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

Principal actuarial assumptions used at 31 March 2008 and 31 December 2007, are as follows:

	%
Discount rate	16.77-10.17
Inflation	8-4.85
Future real salary increases	1.5
Medical cost trend rate	12.8-7.76
Future pension increases	8-4.85

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

The sensitivity analysis of defined benefit obligation of excess liabilities is as follows:

	% change in defined benefit obligation		
	Pension Benefits	***Medical Benefits***	***Overall***
Assumption change	***%***	***%***	***%***
Discount rate +1%	(9.3)	(13.2)	(11.9)
Discount rate -1%	11.3	16.8	14.9
Medical inflation +10% of CPI		9.9	6.4
Medical inflation -10% of CPI		(7.8)	(5.1)

Insurance business related provisions

Insurance business related provisions are detailed in the table below:

	31 March 2008	***31 December 2007***
Reserve for unearned premiums, net	35,719	25,188
Gross	*37,514*	*26,858*
Reinsurers' share	*(1,795)*	*(1,670)*
Provision for claims, net	5,336	4,882
Gross	*5,466*	*5,022*
Reinsurers' share	*(130)*	*(140)*
Life mathematical reserves	74,118	71,080
	115,173	101,150

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

Reserve for employee severence indemnity

Movement in the reserve for employee severance indemnity is as follows:

	31 March 2008	*31 December 2007*
Balance, beginning of the period	44,868	38,280
Disposal due to sale of consolidated affiliates	-	(592)
Payments during the period	(250)	(6,505)
Provision for the period	167	13,685
Balance, end of the period	44,785	44,868

The computation of the liabilities is based upon the retirement pay ceiling announced by the government. The ceiling amounts applicable for each year of employment are YTL 2,087.92 and YTL 2,030.19 at 31 March 2008 and 31 December 2007, respectively.

The principal actuarial assumptions are as follows:

	31 March 2008 %	*31 December 2007 %*
Discount rate	11.00	11.00
Expected rate of salary/limit increase (*)	5.00	5.00
Turnover rate to estimate the probability of retirement	5.81	5.81

(*) Determined based on the government's future targets for annual inflation.

Provision for non-cash loans

Movement in the provision for non-cash loans are as follows:

	31 March 2008	*31 December 2007*
Balance, beginning of the period	32,142	21,038
Provision for the period, net	4,785	11,104
Balance, end of the period	36,927	32,142

21 Shareholders' equity

The authorized nominal share capital of the Bank amounted to YTL 2,100,000 thousands as of 31 March 2008.

There are 370 founder shares specified in the Articles of Association of the Bank. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

(Currency: Thousands of New Turkish Lira (YTL))

21 Shareholders' equity (continued)

Doğuş Holding AŞ, signed an Agreement with GE on 24 August 2005 for the sale of 53.550.000.000 shares representing 25.5% of the Bank's issued share capital. Subsequent to receiving the necessary permission from BRSA, the transfer of the Bank's shares with nominal value of YTL 535,500 thousands representing 25.5% of the Bank's issued share capital and 182 of the founder shares from Doğuş Holding AŞ to GE Araştırma ve Müşavirlik Limited Şti., an investee company of GE Capital Corporation incorporated in Turkey, has been completed on 22 December 2005. Accordingly, on 22 December 2005 GE Araştırma ve Müşavirlik Limited Şti. made a total cash payment of US$ 1,805,500 thousands to Doğuş Holding AŞ to purchase the shares of the Bank (having a nominal value of YTL 535,500 thousands) for US$ 1,555,500 thousands and to purchase the Bank's 182 of the founder shares for US$ 250,000 thousands. Subsequent to this sale in December 2005, a call was made to the Bank's minority shareholders by GE according to the paragraph 17 of the Article IV no.8 "Principles on Voting by Proxy at General Assembly and Gathering Proxy or Common Stock through Calls for Quoted Companies" of the Turkish Capital Market Board, starting from 27 March 2006 to purchase the shares with a total face value of YTL 1,564,500 at a price of YTL 3.90 per share from the minority shareholders. The call period ended on 10 April 2006 and the minority shareholders responded to this call by selling 6,249.49 shares with a face value of YTL 1 each. Accordingly, the shares owned by GE Araştırma ve Müşavirlik Limited Şti. increased to YTL 535,506 thousands. In December 2007, GE Capital Corporation ("GECC") has sold 9,765,000,000 non-trading shares of the Bank to Doğuş Holding AŞ, representing 4.65% of the issued share capital of the Bank. According to the agreement between the parties, the total consideration for the shares amounted to US$ 674,250,000. The settlement of the transaction took place on 27 December 2007.

As per the resolution of the Board of Directors on 17 April 2007, the Bank paid dividends amounting YTL 219,319 thousands as of 24 April 2007.

The reserves include legal reserves amounting to YTL 173,004 thousands in total which are generated by annual appropriations amounting to 5% of the statutory income of the Bank and its affiliates until such reserves reach 20% of paid-in share capital (first legal reserves). Without limit, a further 10% of dividend distributions in excess of 5% of paid-in share capital appropriated to generate the legal reserves (second legal reserves). The legal reserves are restricted and are not available for distribution as dividends unless they exceed 50% of the share capital.

As at 31 March 2008 net minority interest amounts to YTL 26,138 thousands (31 December 2007: YTL 23,410 thousands). Minority interest is detailed as follows:

	31 March 2008	*31 December 2007*
Capital and other reserves	13,807	13,807
Retained earnings	9,603	1,625
Current period net income	2,728	7,978
	26,138	23,410

(Currency: Thousands of New Turkish Lira (YTL))

21 Shareholders' equity (continued)

Unrealised (losses)/gains from changes in fair value of available-for-sale assets are detailed as follows:

	31 March 2008	*31 December 2007*
Balance at the beginning of the year	189,382	122,562
Net unrealised gains/(losses) from changes in fair value	(331,040)	94,245
Related deferred and current income taxes	49,411	(17,201)
Net gains transferred to the income statement on disposal	(3,934)	(12,778)
Related deferred and current income taxes	787	2,554
Balance at the end of the year	(95,394)	189,382

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities amounting YTL 51,785 thousands that hedges the Bank's net investment in foreign operations. The financial liabilities designated as hedging instrument amount to EUR 136,883,575 and US$ 28,274,282. The hedging relation is effective in achieving offsetting the changes in foreign currencies attributable to hedged item due to changes in foreign currency rates.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred (see Note 24 for the details).

22 Fair value information

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and best evidenced by a quoted market price.

The estimated fair values of financial instruments have been determined using available market information by the Bank, and where it exists, appropriate valuation methodologies. However, judgment is necessary required to interpret market data to determine the estimated fair value. Turkey has shown signs of an emerging market and has experienced a significant decline in the volume of activity in its financial market. While management has used available market information in estimating the fair values of financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

Management has estimated that the fair value of certain financial assets and liabilities are not materially different than their recorded values except for those of loans and advances to customers and security investments. These financial assets and liabilities include loans and advances to banks, obligations under repurchase agreements, loans and advances from banks, and other short-term assets and liabilities that are of a contractual nature. Management believes that the carrying amount of these particular financial assets and liabilities approximates their fair value, partially due to the fact that it is practice to renegotiate interest rates to reflect current market conditions.

(Currency: Thousands of New Turkish Lira (YTL))

22 Fair value information (continued)

Fair value of loans and advances to customers is YTL 47,408,429 thousands (31 December 2007: YTL 41,335,094 thousands), whereas the carrying amount is YTL 47,384,420 thousands (31 December 2007: YTL 41,042,495 thousands) in the accompanying consolidated balance sheet as at 31 March 2008.

Fair value of security investments is YTL 17,408,783 thousands (31 December 2007: YTL 17,831,767 thousands), whereas the carrying amount is YTL 17,434,054 thousands (31 December 2007: YTL 17,835,310 thousands) in the accompanying consolidated balance sheet as at 31 March 2008.

23 Commitments and contingencies

In the ordinary course of business, the Bank and its affiliates undertake various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements, including letters of guarantee, acceptance credits and letters of credit. Commitments and contingent liabilities comprise the following:

	31 March 2008	*31 December 2007*
Letters of guarantee	10,928,080	9,769,546
Letters of credit	3,904,116	2,916,200
Acceptance credits	133,949	116,487
Other guarantees and endorsements	59,895	88,715
	15,026,040	12,890,948

As at 31 March 2008, commitment for uncalled capital of affiliated companies amounts approximately to YTL 812 thousands (31 December 2007: YTL 812 thousands).

As at 31 March 2008, commitments for unused credit limits for credit cards, overdrafts, cheques and loans to customers, and commitments for "credit linked notes" amount approximately to YTL 14,169,101 thousands (31 December 2007: YTL 13,812,131 thousands) in total.

As at 31 March 2008, commitments for the derivative transactions carried out on behalf of customers in the Turkish Derivatives Exchange amount to YTL 316,058 thousands (31 December 2007: YTL 353,992 thousands) in total.

As at 31 March 2008, commitment for purchase and sale of foreign currencies under spot, forwards, swaps, future rate agreements, options and forward agreements for gold trading amounts to YTL 19,731,701 thousands (31 December 2007: YTL 13,766,322 thousands), approximately 98% of which are due within a year.

(Currency: Thousands of New Turkish Lira (YTL))

22 Fair value information

The breakdown of outstanding commitments arising from derivatives is presented as follows:

	31 March 2008		*31 December 2007*	
	Purchases	*Sales*	*Purchases*	*Sales*
Forward agreements for customer dealing activities	304,852	266,764	50,339	197,577
Currency swap agreements for customer dealing activities	241,317	71,021	116,715	65,933
Options for customer dealing activities	335,076	885,126	286,686	123,307
Forward agreements for hedging purposes	291,843	469,702	492,871	148,688
Currency swap agreements for hedging purposes	5,617,579	2,482,813	4,276,502	2,551,561
Interest rate and credit default swap agreements	7,356	7,789	41,278	10,272
Interest rate, foreign currency and securities options	3,808,473	2,869,998	2,160,487	1,790,084
Forward rate agreements, foreign currency and interest rate futures	9,985	144,974	35,291	86,231
Forward agreements for gold trading	55,886	270,586	138,764	321,458
Spot foreign currency transactions	725,689	864,872	470,994	401,284
	11,398,056	8,333,645	8,069,927	5,696,395

The following tables summarize the contractual amounts of the forward, swap, futures and options contracts, with details of remaining periods to maturity. Foreign currency amounts are translated at rates ruling at the balance sheet date. Monetary items denominated in foreign currencies are economically hedged using foreign currency derivative contracts. All gains and losses on foreign currency contracts are recognized in the income statement, except for contracts of cash flow hedges as stated above. At 31 March 2008, approximately 478% of the net consolidated balance sheet foreign currency open position was hedged through the use of foreign currency contracts (31 December 2007: 105%).

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
31 March 2008	***Up to 1 month***	***1 to 3 months***	***3 to 6 months***	***6 to 12 months***	***over 1 year***	***Total***
Interest Rate Derivatives						
Forward rate agreements	-	13,100	-	-	-	13,100
Purchases	-	*6,550*	-	-	-	*6,550*
Sales	-	*6,550*	-	-	-	*6,550*
Interest rate swaps	5,081	4,776	-	5,288	-	15,145
Purchases	*855*	*2,988*	-	*3,513*	-	*7,356*
Sales	*4,226*	*1,788*	-	*1,775*	-	*7,789*
Interest rate futures	7,496	45	2	-	-	7,543
Purchases	-	*45*	*2*	-	-	*47*
Sales	*7,496*	-	-	-	-	*7,496*
Other Derivatives						
Securities, shares and index options	1,028	9,968	25,538	6,030	-	42,564
Purchases	*514*	*4,984*	*12,769*	*3,015*	-	*21,282*
Sales	*514*	*4,984*	*12,769*	*3,015*	-	*21,282*
Currency Derivatives						
Spot exchange contracts	1,590,561	-	-	-	-	1,590,561
Purchases	*725,689*	-	-	-	-	*725,689*
Sales	*864,872*	-	-	-	-	*864,872*
Forward exchange contracts	878,928	173,526	132,797	145,937	1,973	1,333,161
Purchases	*319,485*	*98,662*	*79,975*	*96,600*	*1,973*	*596,695*
Sales	*559,443*	*74,864*	*52,822*	*49,337*	-	*736,466*
Currency/cross currency swaps	4,363,172	1,106,121	1,224,147	1,373,375	345,915	8,412,730
Purchases	*2,952,173*	*1,043,188*	*813,946*	*741,739*	*307,850*	*5,858,896*
Sales	*1,410,999*	*62,933*	*410,201*	*631,636*	*38,065*	*2,553,834*
Options	2,891,432	2,771,997	1,792,818	304,094	95,768	7,856,109
Purchases	*1,756,015*	*1,176,917*	*974,228*	*167,329*	*47,778*	*4,122,267*
Sales	*1,135,417*	*1,595,080*	*818,590*	*136,765*	*47,990*	*3,733,842*
Foreign currency futures	130,413	3,388	1	514	-	134,316
Purchases	-	*3,388*	-	-	-	*3,388*
Sale	*130,413*	-	*1*	*514*	-	*130,928*
Other foreign exchange contracts	326,472	-	-	-	-	326,472
Purchases	*55,886*	-	-	-	-	*55,886*
Sale	*270,586*	-	-	-	-	*270,586*
Subtotal Purchases	5,810,617	2,336,722	1,880,920	1,012,196	357,601	11,398,056
Subtotal Sales	4,383,966	1,746,199	1,294,383	823,042	86,055	8,336,645
Total of Transactions	10,194,583	4,082,921	3,175,303	1,835,238	443,656	19,731,701

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
31 December 2007	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*over 1 year*	*Total*
Interest Rate Derivatives						
Forward rate agreements	-	11,600	-	-	-	11,600
Purchases	-	*5,800*	-	-	-	*5,800*
Sales	-	*5,800*	-	-	-	*5,800*
Interest rate swaps	3,823	20,791	10,646	-	16,290	51,550
Purchases	*136*	*20,709*	*6,483*	-	*13,950*	*41,278*
Sales	*3,687*	*82*	*4,163*	-	*2,340*	*10,272*
Interest rate futures	-	4,000	-	-	-	4,000
Purchases	-	*4,000*	-	-	-	*4,000*
Sales	-	-	-	-	-	-
Other Derivatives						
Securities, shares and index options	353,634	99,202	494	5,930	-	459,260
Purchases	*289,879*	*21,466*	*247*	*2,965*	-	*314,557*
Sales	*63,755*	*77,736*	*247*	*2,965*	-	*144,703*
Currency Derivatives						
Spot exchange contracts	872,278	-	-	-	-	872,278
Purchases	*470,994*	-	-	-	-	*470,994*
Sales	*401,284*	-	-	-	-	*401,284*
Forward exchange contracts	532,844	115,692	103,503	127,388	10,048	889,475
Purchases	*340,834*	*57,253*	*48,456*	*92,049*	*4,618*	*543,210*
Sales	*192,010*	*58,439*	*55,047*	*35,339*	*5,430*	*346,265*
Currency/cross currency swaps	2,955,339	1,809,436	954,392	996,709	294,835	7,010,711
Purchases	*1,922,009*	*381,845*	*914,373*	*902,390*	*272,600*	*4,393,217*
Sales	*1,033,330*	*1,427,591*	*40,019*	*94,319*	*22,235*	*2,617,494*
Options	898,526	1,656,661	666,325	678,519	1,273	3,901,304
Purchases	*514,866*	*858,823*	*390,316*	*367,338*	*1,273*	*2,132,616*
Sales	*383,660*	*797,838*	*276,009*	*311,181*	-	*1,768,688*
Foreign currency futures	-	103,703	2,219	-	-	105,922
Purchases	-	*23,272*	*2,219*	-	-	*25,491*
Sale	-	*80,431*	-	-	-	*80,431*
Other foreign exchange contracts	460,222	-	-	-	-	460,222
Purchases	*138,764*	-	-	-	-	*138,764*
Sale	*321,458*	-	-	-	-	*321,458*
Subtotal Purchases	3,677,482	1,373,168	1,362,094	1,364,742	292,441	8,069,927
Subtotal Sales	2,399,184	2,447,917	375,485	443,804	30,005	5,696,395
Total of Transactions	6,076,666	3,821,085	1,737,579	1,808,546	322,446	13,766,322

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures

This section provides details of the Bank and its affiliates' exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Bank and its affiliates are exposed, are credit risk, liquidity risk, market risk and operational risk. Market risk includes currency risk, interest rate risk and option risk.

The nature of the risks and the approach to managing risk differs fundamentally between the trading and non-trading portfolios; section 24.2 contains risk management information related to the trading portfolio and section 24.3 deals with the non-trading portfolio.

Risk management framework

Developing risk management policies and strategies, and controlling these functions are among the responsibilities of the Board of Directors. Consequently, the Risk Management Department, which carries out the risk management activities and works independently from executive activities, report directly to the Board of Directors.

The Board of Directors monitors the effectiveness of the risk management system through the audit committee, other related committees and senior management.

The Bank's risk management policy is established on its maintainable long term, value adding growth strategy. This policy is measuring risks with the methods in compliance with its activities and international standards, and optimal allocation of economic capital to business lines considering the risk-return balance.

The Risk Management System consists of all the mechanisms related to establishment of standards, information flow, determination of the compliance with standards, decision making and applications processes; which were put into practice by the Board of Directors in order to monitor, control and change when deemed necessary the risk-return structure and the future cash flows of the Bank and the quality and the level of related activities.

The risks are measured with the internationally accepted methodologies in compliance with local and international regulations, the Bank's structure, policy and procedures. They are effectively managed and assessed in a continuously growing manner. At the same time, studies for compliance with the international banking applications, such as Basel II, are carried out.

In order to ensure the compliance with the rules altered pursuant to the Articles 23, 29 and 31 of the Banking Law No. 5411 and the Articles 36 and 43 of Regulation on Internal Systems within the Banks, dated 1 November 2006, the Bank revised the current written policies and implementation procedures regarding management of each risk encountered in its activities in February 2007.

The Bank has purchased an integrated software system to place better risk management and Basel II applications in order to support and improve risk management activities. The Bank aims to establish the Basel II applications in line with BRSA's roadmap.

24 Financial risk management disclosures (continued)

Audit Committee

The Audit Committee consists of two members of the Board of Directors who do not have any executive functions. The Audit Committee, which was established to assist the Board of Directors in its auditing and supervising activities, is responsible for:

- The supervision of the efficiency and effectiveness of the internal control, risk management and internal audit systems of the Bank, functioning of these systems as well as accounting and reporting systems within the framework of related procedures, and the integrity of information generated;
- The preliminary assessment on the selection process of independent audit firms and the systematic monitoring of the activities of these companies;
- The maintenance and coordination of the internal audit functions of corporations subject to consolidated internal audits.

Other Committees

Market, credit and operational sub-risk committees have been established in order to support the implementation of risk management and internal audit systems within the Bank by sharing information with the involved units.

24.1 Derivative financial instruments

The Bank and its affiliates enter into a variety of derivative financial instruments for hedging and risk management purposes. This note describes the derivatives used. Further details of the objectives and strategies in the use of derivatives are set out in the sections of this note on non-trading activities. Details of the nature and terms of derivative instruments outstanding at the balance sheet dates are set out in Note 23. Derivative financial instruments used include swaps, futures, forwards, options and other similar types of contracts whose value changes in response to changes in interest rates, foreign exchange rates and gold prices. Derivatives are individually negotiated over-the-counter contracts. A description of the main types of derivative instruments used is set out below:

Swaps

Swaps are over-the-counter agreements to exchange future cash flows based upon agreed notional amounts. Most commonly used swaps are currency swaps. The Bank and its affiliates are subject to credit risk arising from the respective counterparties' failure to perform. Market risk arises from the possibility of unfavorable movements in market rates relative to the contractual rates of the contract.

24 Financial risk management disclosures (continued)

Futures and forwards

Futures and forward contracts are commitments to either purchase or sell a designated financial instrument, currency, commodity or an index at a specified future date for a specified price and may be settled in cash or another financial asset. Futures are standardized exchange-traded contracts whereas forwards are individually traded over-the-counter contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract values are settled daily. Therefore credit risk is limited to the net positive change in the market value for a single day. Futures contracts have little credit risk because the counterparties are futures exchanges. Forward contracts result in credit exposure to the counterparty. Futures and forward contracts both result in exposure to market risk based on changes in market prices relative to contracted amounts.

Options

Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell (put option) to the writer a specified underlying at a specified price on or before a specified date. The Bank enters into foreign exchange options. Foreign currency options provide protection against rising or falling currency rates. The Bank as a buyer of over-the-counter options is subject to market risk and credit risk since the counterparty is obliged to make payments under the terms of the contract if the Bank exercises the option. As the writer of over-the-counter options, the Bank is subject to market risk only since it is obliged to make payments if the option is exercised.

24.2 Trading activities

The Bank and its affiliates maintain active trading positions in non-derivative financial instruments. Most of the trading activities are customer driven. In anticipation of customer demand, an inventory of capital market instruments is carried and access to market liquidity is maintained by quoting bid and offer prices to and trading with other market makers. Positions are also taken in the interest rate, foreign exchange, debt and equity markets based on expectations of future market conditions. These activities constitute the proprietary trading business and enable the Bank and its affiliates to provide customers with capital market products at competitive prices. As trading strategies depend on both market-making and proprietary positions, given the relationships between instruments and markets, those are managed in concert to maximize net trading income. Trading activities are managed by type of risk involved and on the basis of the categories of trading instruments held.

Counterparty credit risk

The Bank and its affiliates' counterparty credit exposure at the balance sheet date from financial instruments held or issued for trading purposes is represented by the fair value of instruments with a positive fair value at that date, as recorded on the balance sheet. Notional amounts disclosed in the notes to the financial statements do not represent the amounts to be exchanged by the parties to derivatives and do not measure the exposure to credit or market risks. The amounts to be exchanged are based on the terms of the derivatives.

24 Financial risk management disclosures (continued)

The risk that counterparties to trading instruments might default on their obligations is monitored on an ongoing basis. In monitoring credit risk exposure, consideration is given to trading instruments with a positive fair value and to the volatility of the fair value of trading instruments. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

Market risk

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. The instruments are recognized at fair value, and all changes in market conditions directly affect net trading income.

The Bank and its affiliates manage its use of trading instruments in response to changing market conditions. Exposure to market risk is formally managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

24.3 Non-trading activities

Below is a discussion of the various risks the Bank and its affiliates are exposed to as a result of its non-trading activities and the approach taken to manage those risks.

Liquidity risk

Liquidity risk arises in the general funding of the Bank and its affiliates' activities and in the management of positions. It includes both the risk of being unable to fund assets at appropriate maturities and rates and the risk of being unable to liquidate an asset at a reasonable price and in an appropriate time frame.

The Bank and its affiliates have access to a diverse funding base. Funds are raised using a broad range of instruments including deposits, syndications, securitizations, bonds issuance, other funding sources and share capital. This enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds. The Bank strives to maintain a balance between continuity of funding and flexibility through the use of liabilities with a range of maturities. Liquidity risk is continuously assessed through identifying and monitoring changes in funding required for meeting business goals and targets set in terms of the overall strategy. In addition, a portfolio of liquid assets is held as a part of the Bank's liquidity risk management strategy.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Exposure to liquidity risk

The calculation method used to measure the banks compliance with the liquidity limit is set by BRSA. Currently, this calculation is performed on a bank only basis. In November 2006, BRSA issued a new communiqué on the measurement of liquidity adequacy of banks. The legislation requires the banks to meet minimum 80% liquidity ratio of foreign currency assets/liabilities and minimum 100% liquidity ratio of total assets/liabilities on a weekly and monthly basis effective from 1 June 2007. The Bank's liquidity ratios as of 31 March 2008 and 31 December 2007 are as follows:

	31 March 2008			
	First Maturity Bracket (Weekly)		*Second Maturity Bracket (Monthly)*	
	FC	*FC + YTL*	*FC*	*FC + YTL*
Average (%)	165.95	157.40	109.59	111.05
Maximum (%)	189.44	179.94	123.88	119.49
Minimum (%)	147.32	138.94	103.27	101.59

	31 December 2007			
	First Maturity Bracket (Weekly)		*Second Maturity Bracket (Monthly)*	
	FC	*FC + YTL*	*FC*	*FC + YTL*
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

The Bank's banking affiliate in Holland is subject to a similar liquidity measurement, however the Dutch Central Bank does not impose limits, rather monitors the banks' overall liquidity position to ensure there is no significant deterioration in the liquidity of banks operating in Holland.

The Bank's banking affiliate in Russia is subject to three levels of liquidity requirement since 2004; instant liquidity of minimum 15%, current liquidity of minimum 50% and long-term liquidity of maximum 120%. The affiliate complies with the local legislation.

(Currency: Thousands of New Turkish Lira (YTL))

The following table provides an analysis of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings based on the remaining periods to repayment:

	31 March 2008						31 December 2007					
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Total*	*Up to 1 month*	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Total*
MONETARY ASSETS												
New Turkish Lira												
Cash and balances with central banks	246,856	-	-	-	-	246,856	247,555	-	-	-	-	247,555
Financial assets at fair value through profit or loss	26,324	3,063	121,040	136,067	2,330	288,824	5,027	444	66,897	171,372	53	243,793
Loans and advances to banks	726,627	23,706	5,569	1,001,568	-	1,757,470	445,425	21,529	8,005	618,978	-	1,093,937
Loans and advances to customers	7,759,210	2,680,426	2,997,938	7,784,848	2,130,653	23,353,075	7,570,026	2,641,550	2,677,581	7,074,025	1,826,934	21,790,116
Accrued exchange gain on derivatives	180,390	49,647	76,897	335	-	307,269	12,614	16,045	15,892	9	-	44,560
Other assets	854,096	634,878	273	517	6,832	1,496,596	3,060,215	570,773	271	517	7,176	3,638,952
Security investments	90,671	191,726	2,720,127	9,597,685	604,201	13,204,410	10,938	-	2,256,804	10,417,932	635,931	13,321,605
Deferred tax asset	-	-	-	95,388	0	95,388	-	-	-	104,160	-	104,160
Total New Turkish Lira monetary assets	9,884,174	3,583,446	5,921,844	18,616,408	2,744,016	40,749,888	11,351,800	3,250,341	5,025,450	18,386,993	2,470,094	40,484,678
Foreign currency												
Cash and balances with central banks	3,441,279	-	-	-	-	3,441,279	2,627,424	-	-	-	-	2,627,424
Financial assets at fair value through profit or loss	68,624	57,468	188,810	353,876	10,657	679,435	78,375	42,743	212,973	384,817	41,317	760,225
Loans and advances to banks	1,657,008	208,374	987,383	426,143	667,241	3,946,149	1,857,168	203,966	890,071	439,082	564,817	3,955,104
Loans and advances to customers	1,255,878	3,333,123	5,336,349	7,726,263	6,328,218	23,979,831	1,036,142	2,470,824	4,564,376	6,384,323	4,713,002	19,168,667
Accrued exchange gain on derivatives	71,336	17,367	111,464	92	-	200,259	15,340	28,600	47,477	447	-	91,864
Other assets	2,202,478	22,014	5,226	5,746	21,910	2,257,374	1,951,008	1,153	4,276	5,209	18,644	1,980,290
Security investments	56,115	177,569	197,784	1,718,283	2,079,893	4,229,644	240,975	329,632	311,795	1,466,535	2,164,768	4,513,705
Deferred tax asset	-	-	-	1,531	-	1,531	-	-	-	312	-	312
Total foreign currency monetary assets	8,752,718	3,815,915	6,827,016	10,231,934	9,107,919	38,735,502	7,806,432	3,076,918	6,030,968	8,680,725	7,502,548	33,097,591
Total Monetary Assets	18,636,892	7,399,361	12,748,860	28,848,342	11,851,935	79,485,390	19,158,232	6,327,259	11,056,418	27,067,718	9,972,642	73,582,269
MONETARY LIABILITIES												
New Turkish Lira												
Deposits	20,350,583	1,089,432	319,214	170,243	-	21,929,472	17,835,682	1,870,749	323,928	165,968	-	20,196,327
Obligations under repurchase agreements	5,536,782	268,095	202,664	-	578,484	6,586,025	6,564,896	102,850	208,715	571,442	-	7,447,903
Loans and advances from banks	536,902	118,518	642,700	625,848	726,635	2,650,603	509,226	56,431	477,812	-	769,051	1,812,520
Bonds payable	-	-	-	-	-	-	-	-	-	-	-	-
Accrued exchange loss on derivatives	49,359	100,806	91,362	7,401	48,943	297,871	133,051	115,034	160,020	19,385	73,715	501,205
Other liabilities and accrued expenses	2,091,925	1,934	753,691	200,229	213,989	3,261,768	2,077,771	7,465	753,470	149,528	339,504	3,327,738
Total New Turkish Lira monetary liabilities	28,565,551	1,578,785	2,009,631	1,003,721	1,568,051	34,725,739	27,120,626	2,152,529	1,923,945	906,323	1,182,270	33,285,693
Foreign currency												
Deposits	21,155,533	1,787,998	2,779,365	581,249	109,042	26,413,187	18,870,026	2,381,424	1,772,037	459,264	91,762	23,574,513
Obligations under repurchase agreements	633,346	85,135	278,016	210,024	-	1,206,521	482,867	334,811	326,372	-	1	1,144,051
Loans and advances from banks	121,614	1,688,058	3,325,384	3,084,531	2,543,982	10,763,569	233,729	97,794	4,144,373	2,598,801	2,553,155	9,627,852
Bonds payable	-	-	-	62,324	-	62,324	-	-	-	-	50,912	50,912
Accrued exchange loss on derivatives	85,222	55,429	40,872	-	-	181,523	11,130	11,323	13,671	1,512	-	37,636
Other liabilities and accrued expenses	229,166	67,194	56,495	574	11,336	364,765	178,243	101,938	58,227	500	13,387	352,295
Total foreign currency monetary liabilities	22,224,881	3,683,814	6,480,132	3,938,702	2,664,360	38,991,889	19,775,995	2,927,290	6,314,680	3,060,077	2,709,217	34,787,259
Total Monetary Liabilities	50,790,432	5,262,599	8,489,763	4,942,423	4,232,411	73,717,628	46,896,621	5,079,819	8,238,625	3,966,400	3,891,487	68,072,952

24 Financial risk management disclosures (continued)

Market risk

Interest rate risk: The Bank and its affiliates' operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Bank and its affiliates are also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the deposit rate and nine months libor and different types of interest. Treasury activities are aimed at optimizing net interest income, given market interest rate levels consistent with the Bank's business strategies.

Asset-liability risk management activities are conducted in the context of the Bank's sensitivity to interest rate changes. In general, as common in current economic environment, the consolidated financial statements are liability sensitive because its interest-earning assets have a longer duration and reprice slightly less frequently than interest-bearing liabilities. This means that in rising interest rate environments, margins earned will narrow as liabilities reprice. However, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted dates and variations in interest rate sensitivity within repricing periods and among currencies.

Interest rate derivatives are primarily used to bridge the mismatch in the repricing of assets and liabilities. This is done in accordance with the guidelines established by the Bank's asset-liability management committee.

Some assets have indefinite maturities or interest rate sensitivities and are not readily matched with specific liabilities. Those assets are funded through liability pools based on the assets' estimated maturities and repricing characteristics.

Part of the Bank's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature.

(Currency. Thousands of New Turkish Lira (YTL))

The following table provides an analysis of interest rate sensivity of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings:

	31 March 2008						
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	872,355	-	-	-	-	2,815,780	3,688,135
Financial assets at fair value through profit or loss	3,911	44,795	309,560	334,413	12,631	262,949	968,259
Loans and advances to banks	2,262,395	558,640	2,217,328	239,891	-	425,365	5,703,619
Loans and advances to customers	11,777,933	9,003,417	9,651,409	12,829,270	3,194,065	876,812	47,332,906
Other assets	2,778,808	20,401	5,499	6,263	28,740	1,421,787	4,261,498
Security investments	955,689	551,976	8,652,032	5,364,306	1,288,025	622,026	17,434,054
Deferred tax asset	-	-	-	-	-	96,919	96,919
Total Monetary Assets	18,651,091	10,179,229	20,835,828	18,774,143	4,523,461	6,521,638	79,485,390
MONETARY LIABILITIES							
Deposits	32,820,095	2,824,854	3,154,743	703,951	49,350	8,789,666	48,342,659
Obligations under repurchase agreements	6,132,070	350,681	473,524	208,620	550,000	77,651	7,792,546
Loans and advances from banks	7,397,984	709,082	3,832,522	1,317,180	-	157,404	13,414,172
Bonds payable	-	62,313	-	-	-	11	62,324
Other liabilities and accrued expenses	-	-	-	-	-	4,105,927	4,105,927
Total Monetary Liabilities	46,350,149	3,946,930	7,460,789	2,229,751	599,350	13,130,659	73,717,628

	31 December 2007						
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	604,243	-	-	-	-	2,270,736	2,874,979
Financial assets at fair value through profit or loss	35,842	23,475	266,567	398,794	43,292	236,048	1,004,018
Loans and advances to banks	2,054,701	668,022	1,740,440	216,729	-	369,149	5,049,041
Loans and advances to customers	10,030,868	7,471,831	8,941,276	11,234,086	2,738,142	542,580	40,958,783
Other assets	4,857,208	277	4,089	5,409	25,818	862,865	5,755,666
Security investments	1,929,196	5,969,508	1,920,240	5,351,812	1,564,721	1,099,833	17,835,310
Deferred tax asset	-	-	-	-	-	104,472	104,472
Total Monetary Assets	19,512,058	14,133,113	12,872,612	17,206,830	4,371,973	5,485,683	73,582,269
MONETARY LIABILITIES							
Deposits	28,866,948	4,229,547	2,147,768	479,126	6,744	8,040,707	43,770,840
Obligations under repurchase agreements	7,017,203	432,939	520,865	549,999	-	70,948	8,591,954
Loans and advances from banks	5,801,614	1,988,845	2,867,826	595,528	-	186,559	11,440,372
Bonds payable	-	50,903	-	-	-	9	50,912
Other liabilities and accrued expenses	-	-	-	-	-	4,218,874	4,218,874
Total Monetary Liabilities	41,685,765	6,702,234	5,536,459	1,624,653	6,744	12,517,097	68,072,952

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The following table indicates the effective interest rates by major currencies for the major balance sheet components for the first quarter of 2008 and the year of 2007:

	31 March 2008			
	US$ %	*EUR %*	*YTL %*	*Other Currencies %*
Assets				
Loans and advances to banks	3.10-4.25	3.98-4.00	6.73-18.50	8.45-9.75
Debt and other fixed or floating income instruments	2.90-8.25	4.00-5.93	17.36-19.18	5.25-5.30
Loans and advances to customers	2.80-14.63	4.00-14.40	15.55-28.50	2.62-16.00
Liabilities				
Deposits:				
- Foreign currency deposits	1.00-6.50	1.50-5.50	-	0.50-9.25
- Bank deposits	2.80-6.72	4.20-7.07	15.00-16.45	5.25-6.40
- Saving deposits	-	-	14.20-18.00	-
- Commercial deposits	-	-	18.99-19.00	-
- Public and other deposits	-	-	17.70	-
Obligations under repurchase agreements	3.03-5.82	4.10-5.25	15.13	-
Loans and advances from banks	3.66-6.07	4.92-5.86	14.07-17.54	1.84

	31 December 2007			
	US$ %	*EUR %*	*YTL %*	*Other Currencies %*
Assets				
Loans and advances to banks	4.23-5.51	3.70-6.27	16.00-21.58	8.45-9.70
Debt and other fixed or floating income instruments	2.25-12.39	1.05-10.63	10.00-20.78	3.50-5.25
Loans and advances to customers	4.83-13.00	4.00-10.79	16.45-30.82	2.31-16.00
Liabilities				
Deposits:				
- Foreign currency deposits	1.00-6.50	1.50-5.00	-	0.50-9.25
- Bank deposits	3.75-6.72	3.50-7.07	13.00-18.00	3.75-6.50
- Saving deposits	-	-	18.52-19.75	-
- Commercial deposits	-	-	18.99-19.75	-
- Public and other deposits	-	-	18.53	-
Obligations under repurchase agreements	5.06-5.83	4.11-5.06	15.44	-
Loans and advances from banks	5.27-6.22	4.91-5.85	13.66-18.38	1.85

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The market risk arising from trading transactions is calculated via Value at Risk (VaR). In addition to this, the stress tests and scenario analysis are performed. The balance sheet interest rate risk is monitored with methods such as static duration, gap and sensitivity analysis.

Internal limits are set as well as legal limits in order to restrict market risk; value at risk limits for trading portfolio, position limits set for trading desks, single transaction limits set for traders and stop-loss limits. Approval, update, monitoring, override and warning procedures of these limits are put into practice and changed with the approval of the Board of Directors.

The consolidated value at market risks as of 31 March 2008 and 31 December 2007 calculated as per the statutory consolidated financial statements prepared for BRSA reporting purposes within the scope of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006, are as follows:

	31 March 2008			*31 December 2007*		
	Average	*Highest*	*Lowest*	*Average*	*Highest*	*Lowest*
Interest rates risk	2,411,243	3,624,888	1,197,599	1,457,766	1,708,025	1,197,599
Common share risk	116,745	182,963	50,527	13,707	50,527	25
Currency risk	163,753	172,430	155,075	225,605	323,780	117,662
Option risk	148,181	166,813	129,550	120,536	221,950	44,248
Total value at risk	2,839,922	4,147,094	1,532,751	1,817,614	2,304,282	1,359,534

Exposure to interest rate risk – non-trading portfolios

The balance sheet management is performed by the Assets and Liabilities Management Department in line with the main strategies determined by the Assets and Liabilities Committee (ALCO). Hedging transactions for the Bank's balance sheet are carried out upon the decisions of ALCO.

ALCO can determine limits to balance sheet transactions if considered necessary.

The balance sheet interest rate risk is monitored with methods such as static duration gap and sensitivity analysis based on all interest rate sensitive assets and liabilities. The scenarios include 100 basis point parallel fall or rise in all yield curves. In the analysis presented below, the sensitivity of the income statement is the effect of possible changes in the interest rates on the net interest income of floating rate financial assets and liabilities not held for trading purposes as of 31 March 2008. The sensitivity of the shareholders' equity as of 31 March 2008, is calculated through revaluating the financial assets available-for-sale taking into account the possible changes in interest rates. The below analysis is currently prepared only on a bank only basis for the Bank, not on a consolidated basis. The tax effects are not considered in the analysis. The other variables, especially exchanges rates, are assumed to be fixed in this analysis. The same method is applied for 31 December 2007. The sensivity of trading portfolio is also included in the below table.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

31 March 2008	*Income before Tax*		*Shareholders' Equity(*)*	
	increase by 100 bps	*decrease by 100 bps*	*increase by 100 bps*	*decrease by 100 bps*
Financial assets at fair value through profit or loss	711	(646)	711	(646)
Financial assets available-for-sale	-	-	(215,827)	231,914
Financial assets at floating rates	(291,866)	303,636	(291,866)	303,636
Financial liabilities at floating rates	93,088	(96,506)	93,088	(96,506)
Total, net	(198,067)	206,484	(413,894)	438,398

31 December 2007	*Income before Tax*		*Shareholders' Equity(*)*	
	increase by 100 bps	*decrease by 100 bps*	*increase by 100 bps*	*decrease by 100 bps*
Financial assets at fair value through profit or loss	(19,041)	20,072	(19,041)	20,072
Financial assets available-for-sale	-	-	(247,139)	269,742
Financial assets at floating rates	(283,524)	296,401	(283,524)	296,401
Financial liabilities at floating rates	89,699	(93,446)	89,699	(93,446)
Total, net	(212,866)	223,027	(460,005)	492,769

(*) The effect on shareholders' equity also includes the effect of 100 bps increase or decrease in interest rates on the income before tax.

Currency risk

The Bank and its affiliates are exposed to currency risk through transactions in foreign currencies and through its investment in foreign operations.

The Bank and its affiliates' main foreign operations are in Holland and Moscow. The measurement currencies of its operations are Euro and US Dollars. As the currency in which the Bank presents its consolidated financial statements is YTL, the consolidated financial statements are affected by currency exchange rate fluctuations against YTL.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The Bank finances a significant proportion of its net investment in foreign operations with borrowings in the same currencies as the relevant measurement currencies to mitigate its currency risk. Currency swaps are also used to match the currency of some of its other borrowings to the measurement currencies involved.

The Bank and its affiliates' transactional exposures give rise to foreign currency gains and losses that are recognized in the income statement. These exposures comprise the monetary assets and monetary liabilities that are not denominated in the measurement currency of the Bank involved, excluding borrowings treated as hedges of net investments in foreign operations. These exposures are as follows:

	31 March 2008			
	US$	*EUR*	*Other Currencies*	*Total*
Assets				
Cash and balances with central banks	1,738,394	1,649,850	53,035	3,441,279
Financial assets at fair value through profit or loss	518,501	86,151	74,783	679,435
Loans and advances to banks	3,204,000	685,823	56,326	3,946,149
Loans and advances to customers	14,044,440	8,910,076	1,008,715	23,963,231
Other assets	2,214,477	201,439	41,717	2,457,633
Security investments	3,921,898	233,415	74,331	4,229,644
Investments in equity participations	-	660	-	660
Tangible assets	685	130,014	15,647	146,346
Deferred tax asset	-	626	905	1,531
Total Assets	25,642,395	11,898,054	1,325,459	38,865,908
Liabilities				
Deposits	13,727,161	11,410,088	1,275,938	26,413,187
Obligations under repurchase agreements	1,004,576	201,945	-	1,206,521
Loans and advances from banks	7,663,886	3,098,034	1,649	10,763,569
Current and deferred tax liability	-	4,771	-	4,771
Bonds payable	-	62,324	-	62,324
Other liabilities and accrued expenses	282,384	232,070	27,063	541,517
Total Liabilities	22,678,007	15,009,232	1,304,650	38,991,889
Net On Balance Sheet Position	2,964,388	(3,111,178)	20,809	(125,981)
Net Off Balance Sheet Position	(2,987,578)	3,469,584	119,694	601,700
Net Long/(Short) Position	(23,190)	358,406	140,503	475,719

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

	31 December 2007			
	US$	*EUR*	*Other Currencies*	*Total*
Total Assets	19,997,523	12,332,912	899,188	33,229,623
Total Liabilities	21,291,440	12,500,267	995,552	34,787,259
Net On Balance Sheet Position	(1,293,917)	(167,355)	(96,364)	(1,557,636)
Net Off Balance Sheet Position	1,087,315	337,221	209,153	1,633,689
Net Long/(Short) Position	(206,602)	169,866	112,789	76,053

For the purposes of the evaluation of the table above, the figures represent the YTL equivalent of the related hard currencies.

The balance sheet short positions shown in the table above are hedged by currency swaps, forward contracts and other derivatives entered into to manage these currency exposures. In respect of monetary assets and liabilities in foreign currencies that are not economically hedged, the Bank and its affiliates ensure that their net exposures are kept to an acceptable level by buying and selling foreign currencies at spot rates when considered appropriate.

The net amount of Russian Rubles denominated assets and liabilities as included in the above table at their YTL equivalents, is a net asset of YTL 137,724 thousands at 31 March 2008 (31 December 2007: YTL 100,038 thousands).

The possible increases or decreases in the shareholders' equity and the income (for both, excluding tax effect) as per an assumption of devaluation of YTL by 10% against currencies mentioned below as of 31 March 2008 and 31 December 2007 are presented in the below table. The other variables, especially the interest rates, are assumed to be fixed in this analysis.

	31 March 2008		*31 December 2007*	
	Income before Tax	*Shareholders' Equity(*)*	*Income before Tax*	*Shareholders' Equity(*)*
US$	(3,063)	(2,319)	(35,429)	(20,660)
EUR	35,980	35,841	17,807	16,986
Other FCs	13,980	14,050	11,279	11,279
Total, net	46,897	47,572	(6,343)	7,605

(*) The effect on shareholders' equity also includes the effect of devaluation by 10% of YTL against other currencies on the income before tax.

Credit risk

The Bank and its affiliates are subject to credit risk through its trading, lending, hedging and investing activities and in cases where they act as intermediaries on behalf of customers or other third parties or issues guarantees.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Credit risk associated with trading and investing activities is managed through the Bank's market risk management process.

The Bank and its affiliates' primary exposures to credit risk arise through its loans and advances. The amount of credit exposure in this regard is represented by the carrying amounts of these assets on the balance sheet. The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

The Bank and its affiliates are exposed to credit risk on various other financial assets, including derivative instruments used for hedging and debt investments. The current credit exposure in respect of these instruments is equal to the carrying amount of these assets in the balance sheet. In addition, the Bank and its affiliates are exposed to off balance sheet credit risk through guarantees issued (Note 23).

The risk that counterparties to both derivative and other instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral.

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Exposure to credit risk

	Loans and advances to customers	
	31 March 2008	*31 December 2007*
Individually impaired	911,825	869,567
Allowance for impairment	(695,891)	(632,050)
Carrying amount	215,934	237,517
Collectively impaired	-	-
Allowance for impairment	(164,420)	(153,805)
Carrying amount	(164,420)	(153,805)
Past due but not impaired	1,169,926	-
Carrying amount	1,169,926	-
Neither past due nor impaired	46,104,348	40,893,267
Loans with renegotiated terms	58,632	65,516
Carrying amount	46,162,980	40,958,783
Total carrying amount	47,384,420	41,042,495

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

As of 31 March 2008 and 31 December 2007, the Bank has no allowance for loans and advances to banks. The allowance details for security investments are explained in Note 10.

Impaired loans

Impaired loans are loans for which the Bank determines that it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan agreement due to lack of assets, high debtness ratio, insufficient working capital and/or equity of the customer.

Sectoral and geographical concentration of impaired loans

The Bank and its affiliates monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of non-performing loans and lease receivables is shown below:

	31 March 2008	*31 December 2007*
Consumer loans	579,201	567,485
Textile	80,431	76,513
Chemistry and chemical products	52,837	52,468
Food	29,013	23,906
Construction	24,597	21,707
Service sector	21,588	22,747
Durable consumption	12,991	12,153
Metal and metal products	12,072	11,510
Agriculture and stockbreeding	11,474	9,845
Financial institutions	8,268	8,067
Others	79,353	63,166
Total non-performing loans and lease receivables	911,825	869,567

	31 March 2008	*31 December 2007*
Turkey	906,548	864,349
Holland	2,366	2,752
Germany	991	808
Others	1,920	1,658
Total non-performing loans and lease receivables	911,825	869,567

Past due but not impaired loans

These are loans where contractual interest or principal payments are past due but the Bank believes that impairment is not appropriate on the basis of the level of collateral available and the customer's current activities, assets and financial position.

Allowances for impairment

The Bank establishes an allowance for impairment losses that represents its estimate of incurred losses in its loan portfolio. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a portfolio-basis loan loss allowance established for groups of homogeneous assets in respect of losses that have been incurred but have not been identified on loans subject to individual assessment for impairment.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Write-off policy

The Bank writes off a receivable balance (and any related allowances for impairment losses) when it is determined that the receivable is uncollectible based on the evidence of insolvency issued by the Court. In cases where any possible collections are negligible comparing to the prospective expenses and costs, such receivables are written off by the decision of the board of directors.

Collateral policy

The Bank's policy is to require suitable collateral to be provided by certain customers prior to the disbursement of approved loans. The Bank and its affiliates currently hold collateral against loans and advances to customers in the form of mortgage interests over property, other registered securities over assets and guarantees. Collateral generally is not held over loans and advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. Collateral usually is not held against investment securities, and no such collateral was held at 31 March 2008 and 31 December 2007.

Approximately 71% of the outstanding performing loans is collateralized. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The agreements specify monetary limits to the Bank and its affiliates' obligations. The extent of collateral held for performing guarantees and letters of credit is approximately 79%.

The breakdown of performing cash and non-cash loans and advances to customers by type of collateral is as follows:

	31 March 2008	*31 December 2007*
Cash loans		
Secured loans:	33,153,848	30,012,228
Secured by cash collateral	1,211,409	1,173,952
Secured by mortgages	10,987,950	7,835,589
Secured by government institutions or government securities	1,690,808	1,457,954
Guarantees issued by financial institutions	390,512	186,359
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	18,873,169	19,358,374
Unsecured loans	13,302,250	10,403,163
Total performing loans and financial lease receivables	46,456,098	40,415,391
Non-cash loans		
Secured loans:	11,858,858	10,137,914
Secured by cash collateral	598,846	496,168
Secured by mortgages	1,280,887	173,903
Guarantees issued by financial institutions	4,181	3,766
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	9,974,944	9,464,077
Unsecured loans	3,167,182	2,753,034
Total non-cash loans	15,026,040	12,890,948

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

An estimate of the fair value of collateral held against non-performing loans and receivables is as follows:

	31 March 2008	*31 December 2007*
Mortgages	187,721	174,647
Promissory notes and surety	153,196	166,330
Pledge assets	94,047	89,083
Cash collateral	193	355
Unsecured	476,668	439,152
	911,825	869,567

The amounts reflected in the tables above represent the maximum accounting loss that would be recognized at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The amounts, therefore, greatly exceed expected losses, which are included in the allowance for uncollectibility.

Operational risks

Operational risk expresses the probability of loss that may arise from the overlook of faults and inconsistency with the established rules due to the deficiencies in the Bank and its affiliates' internal controls, manner of the management and the personnel that are not in coherence with time and conditions, deficiencies in the bank management, faults and problems in information technology systems and disasters such as earthquake, fire, flood or terror attacks.

The operational risk items in the Bank are determined in accordance with the definition of operational risk by considering the whole processes, products and departments. The control areas are set for operational risks within the Bank and all operational risks are followed by assigning the risks to these control areas. In this context, appropriate monitoring methodology is developed for each control area that covers all operational risks and control frequencies are determined.

Currently, the value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is defined as net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, non-recurring gains and income derived from insurance claims. The result is added to risk weighted assets in the capital adequacy calculation.

Capital management – regulatory capital

BRSA sets and monitors capital requirements for the Bank as a whole. The parent company and individual banking operations are directly supervised by their local regulators. In implementing current capital requirements BRSA requires the banks to maintain a prescribed ratio of minimum 8% of total capital to total value at credit, market and operational risks. The Bank and its affiliates' consolidated regulatory capital is analysed into two tiers:

- Tier 1 capital, which includes paid-in capital, share premium, legal reserves, retained earnings, translation reserve and minority interest after deductions for goodwill and certain cost items.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

- Tier 2 capital, which includes qualifying subordinated liabilities, general impairment allowances and the element of the fair value reserve relating to unrealised gain/(loss) on assets classified as available-for-sale.

Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

The Bank's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Bank recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position. There have been no material changes in the Bank's management of capital during the period.

The Bank and its individually regulated operations have complied with externally imposed capital requirements throughout the period.

The Bank's and its affiliates' regulatory capital position on a consolidated basis at 31 March 2008 and 31 December 2007 was as follows:

	31 March 2008	*31 December 2007*
Tier 1 capital	7,541,784	6,926,311
Tier 2 capital	1,049,167	1,069,119
Deductions from capital	(427,021)	(488,448)
Total regulatory capital	8,163,930	7,506,982
Value at credit, market and operational risks	63,278,540	53,708,544
Capital ratios (%)		
Total regulatory capital expressed as a percentage of total value at credit, market and operational risks	12.90	13.98
Total tier 1 capital expressed as a percentage of total value at credit, market and operational risks	11.92	12.90

24.4 Hedging

Due to the Bank and its affiliates' overall interest rate risk position and funding structure, its risk management policies require that it should minimize its exposure to changes in foreign currency rates and manage interest rate, credit risk and market price risk exposure within certain guidelines. Derivative financial instruments are used to manage the potential earnings impact of interest rate and foreign currency movements. Several types of derivative financial instrument are used for this purpose, including interest rate swaps and currency swaps, options, financial futures, forward contracts and other derivatives. The purpose of the hedging activities is to protect the Bank and its affiliates from the risk that the net cash inflows will be adversely affected by changes in interest or exchange rates, credit ratings or market prices. The Bank and its affiliates enter into transactions to ensure that it is economically hedged in accordance with risk management policies. In the accompanying consolidated financial statements, hedge accounting is applied for the cases where hedge accounting relationship is evidenced.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

In 2004, the Bank has entered into an interest rate swap transaction in order to hedge its certain cash flow exposures primarily on floating rate liabilities, through converting its floating rate payments into fixed rate payments. The following table includes certain characteristics of this swap transaction:

Notional amount	*Fixed payer rate (%)*	*Floating payer rate (%)*	*Fixed payment frequency*	*Maturity*
US$ 87.5 millions	5.445	3 month libor + 1.75	Quarterly	2009

On 9 January 2008 and 16 January 2008, the Bank has exercised four interest rate swap transactions held for cash flow risk management before their maturities. The Bank has recognized a total income amounting US$ 38,670,000 (equivalent of YTL 45,002 thousands) collected on the dates of these transactions as per the related agreements under trading income in the accompanying consolidated financial statements.

25 Affiliates and associates

The table below sets out the Affiliates and shows their shareholding structure as at 31 March 2008:

Affiliates	*Shareholding Interest (%)*
Garanti Bank International NV	100.00
Garanti Bank Moscow	100.00
Garanti Portföy Yönetimi AŞ	100.00
Garanti Yatırım Menkul Kıymetler AŞ	100.00
Garanti Financial Services plc.	100.00
Garanti Fund Management Co. Ltd.	100.00
Garanti Bilişim Teknolojisi	100.00
Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ	100.00
Garanti Finansal Kiralama AŞ	98.94
Garanti Emeklilik ve Hayat AŞ	84.91
Garanti Faktoring Hizmetleri AŞ	81.84
Eureko Sigorta AŞ	20.00
Garanti Diversified Payment Rights Finance Company	- *(a)*

(a) Garanti Diversified Payment Rights Finance Company is a special purpose entity established for the Bank's securitization transactions explained in Note 17. The Bank or any of its affiliates does not have any shareholding interest in this company.

As per the agreement signed with Eureko BV on 21 June 2007, the Bank sold its 80% share in Garanti Sigorta AŞ and its 15% share in Garanti Emeklilik ve Hayat AŞ to this company. Upon this sale, a gain of YTL 703,803 thousands is recognized in the consolidated financial statements as of 31 December 2007. As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ. Subsequent to these sales, at 1 October 2007 the legal name of Garanti Sigorta AŞ has been changed as Eureko Sigorta AŞ.

Garanti Fund Management Co. Ltd. (100.00%) is under liquidation as of the reporting date. The liquidation procedures are expected to complete in 2008.

(Currency: Thousands of New Turkish Lira (YTL))

26 Net fee and commission income

	31 March 2008	*31 March 2007*
Fee and commission income:		
Credit cards fees	238,001	202,450
Retail banking	92,242	71,066
SME banking	50,480	33,554
Commercial banking	33,143	26,958
Corporate banking	16,924	17,441
Others	63,215	52,323
Total fee and commission income	494,005	403,792
Fee and commission expense:		
Credit cards fees	69,981	61,147
Retail banking	313	596
SME banking	177	338
Commercial banking	61	115
Others	17,524	30,900
Total fee and commission expense	88,056	93,096
Net fee and commission income	405,949	310,696

Commissions received for cash loans amounting YTL 26,133 thousands are classified to "interest income on loans" and commissions paid for borrowings amounting YTL 6,544 thousands are classified to "interest expense on borrowings and obligations under repurchase agreements" as of 31 March 2007.

27 Other expenses

	31 March 2008	*31 March 2007*
Bonus promotion expenses	55,067	25,335
EDP expenses	21,593	12,535
Advertising expenses	18,450	14,662
Taxes and duties other than on income	15,970	12,338
Saving deposits insurance fund	13,903	11,359
Utility expenses	11,367	7,120
Foreign exchange loss, net	6,913	6,097
Repair and maintenance expenses	4,152	3,833
Research and development expenses	2,619	4,107
Other operating expenses	67,915	67,356
	217,949	164,742

28 Use of estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Bank's critical accounting policies and estimates, and the application of these policies and estimates. These disclosures supplement the commentary on financial risk management (see Note 24).

Key sources of estimation uncertainty

Allowances for credit losses

Assets accounted for at amortized cost are evaluated for impairment on a basis described in accounting policy Note 7.

28 Use of estimates and judgements (continued)

The specific counterparty component of the total allowances for impairment applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgement about a counterparty's financial situation and the net realisable value of any underlying collateral. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the credit risk function.

Portfolio-basis assessed impairment allowances cover credit losses inherent in portfolios of claims with similar economic characteristics when there is objective evidence to suggest that they contain impaired claims, but the individual impaired items cannot yet be identified. A component of portfolio-basis assessed allowances is for country risks. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances depends on how well these estimate future cash flows for specific counterparty allowances and the model assumptions and parameters used in determining collective allowances.

Determining fair values

The determination of fair value for financial assets and liabilities for which there is no observable market price requires the use of valuation techniques as described in significant accounting policies and Note 22. For financial instruments that trade infrequently and have little price transparency, fair value is less objective, and requires varying degrees of judgement depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Critical accounting judgements in applying the Bank's accounting policies

Critical accounting judgements made in applying the Bank's accounting policies include:

Financial asset and liability classification

The Bank's accounting policies provide scope for assets and liabilities to be designated on inception into different accounting categories in certain circumstances:

- In classifying financial assets or liabilities as "trading", the Bank has determined that it meets the description of trading assets and liabilities set out in accounting policy *(i) Financial instruments.*

- In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that it has met one of the criteria for this designation set out in accounting policy *(i) Financial instruments.*

- In classifying financial assets as held-to-maturity, the Bank has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy *(h) Financial instruments.*

(Currency: Thousands of New Turkish Lira (YTL))

28 Use of estimates and judgements (continued)

Securitizations

In applying its policies on securitised financial assets, the Bank has considered both the degree of transfer of risks and rewards on assets transferred to another entity and the degree of control exercised by the Bank over the other entity:

- When the Bank, in substance, controls the entity to which financial assets have been transferred, the entity is included in these consolidated financial statements and the transferred assets are recognised in the Bank's consolidated balance sheet.

- When the Bank has transferred financial assets to another entity, but has not transferred substantially all of the risk and rewards relating to the transferred assets, the assets are recognised in the Bank's consolidated balance sheet.

- When the Bank transfers substantially all the risks and rewards relating to the transferred assets to an entity that it does not control, the assets have been derecognised from the Bank's consolidated balance sheet.

Details of the Bank's securitisation activities are given in Note 17.

29 Significant events

- Social Security Law No. 5754 which requires the transfer of the liabilities of the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" ("the Fund") established as per the temporary article no. 20 of the Social Security Law No. 506 is accepted and approved by the Turkish Parliament at 17 April 2008 and enacted at 8 May 2008.

- The Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, and using the investment incentive rights that the Bank had but could not have benefited before, in the corporate tax return of 2005 as a result of such adjustments to corporate tax returns, the tax refund that the Bank will collect through conciliation from the tax office, due to the prepaid taxes in 2005 is agreed to be YTL 137,256 thousands.

30 Subsequent events

- A part of the Bank's non-performing loan portfolio amounting YTL 98,221 thousands is sold to a local asset management company at a sale price of YTL 28,898 thousands. The sale price is fully recognized as income as of 3 April 2008, as the sold receivables were fully provisoned in the Bank's financial statements previously.

(Currency: Thousands of New Turkish Lira (YTL))

30 Subsequent events (continued)

- It has been resolved in the Bank's board of directors meeting held on 22 April 2008 that:

  In the light of demands of the Bank's local and foreign investors concerning the cancellation of the Bank's founder share certificates (holders of which have right to 10% of the net profit of the Bank) to eliminate the negative impact the founder shares have over the market value of the Bank's shares, it has become necessary to cancel the founder share certificates. In this regard, it is resolved that; 370 founder share certificates of the Bank will be cancelled after purchasing at a price value of YTL 3,876 thousands per share (in total YTL 1,434,234 thousands) in accordance with the value determined by the Istanbul 5th Commercial Court of First Instance; the total consideration will be covered from the extraordinary reserves of the Bank; the founder share certificates will be destroyed following their purchase; and the head office of the Bank will be authorized to file necessary applications with the Banking Regulatory and Supervisory Agency, the Capital Market Board of Turkey and the other relevant official authorities in order to conclude the above-mentioned process.

  It is resolved that the Articles 15, 16 and 45 of the Articles of Association of the Bank will be amended, and the head office of the Bank is authorized to file necessary applications with the Banking Regulatory and Supervisory Agency, the Capital Market Board of Turkey and the other relevant official authorities in order to conclude the above-mentioned process and execute any and all operations related thereto.

  The issued capital of the Bank will be increased by YTL 2,100,000 thousands (100%) and accordingly from YTL 2,100,000 thousands to YTL 4,200,000 thousands within the registered share capital ceiling of the Bank of YTL 7,000,000 thousands; the current shareholders will participate in the capital increase through the coupon no.20 (which grants the right to obtain new shares), by paying a nominal value of YKr 1 per share (which has a nominal value of YKr 1); the portion of the coupons (which grants the right to obtain new shares) unused by the current shareholders will be sold to the investors in the stock exchange; and the head office of the Bank is authorized to obtain any approval and permission with respect to the capital increase and conduct any and all operations in this regard.

- On 8 May 2008, the Bank obtained a club term loan of Euro 600 millions with a maturity of one year and all-in cost of Euribor + 67.5 bps per annum with the participation of 31 banks from 15 countries.

....

KPMG

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Three-Month Period Ended

31 March 2008

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

1 May 2008

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Unconsolidated Financial Statements and Related Disclosures and Footnotes" comprising 73 pages.

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Independent Auditors' Review Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the unconsolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 31 March 2008 and the related unconsolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the three-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

The Bank has provided a general reserve amounting YTL 131 millions, fully charged as an expense to the income statement as of and for the three month period ended 31 March 2008 in the accompanying unconsolidated financial statements for possible additional liabilities, which probably will incur after the transfer of the liabilities of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" ("the Fund") to Social Security Foundation (SSF) in accordance with Law no. 5754 accepted and approved by the Turkish Parliament on 17 April 2008, and currently not enacted.

Based on our review, except for the effect on the financial statements of the matter referred to in the paragraph 3, nothing has come to our attention that causes us to believe that the accompanying unconsolidated financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 March 2008 and the result of its operations and cash flows for the three-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Article 37 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

İstanbul,
1 May 2008

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner

Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Interim Financial Report as of and for the Three-Month Period Ended 31 March 2008

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Interim Financial Report for the three-month period ended 31 March 2008 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Financial Statements
3. Accounting Policies of Unconsolidated Financial Statements
4. Financial Position and Results of Operations of the Bank
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Independent Auditors' Review Report

The unconsolidated financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk	S. Ergun Özen	Aydın Şenel	Mustafa Keleş
Board of Directors Chairman	General Manager	Executive Vice President	Financial Accounting Director

M. Cüneyt Sezgin	Des O'Shea
Audit Committee Member	Audit Committee Member

The authorized contact person for questions on this financial report:
Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of the bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 624 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 The bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on bank's risk group

As of 31 March 2008, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9.765.000.000 shares of the Bank at a nominal value of YTL 97,650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of business consisting of financial services, automotive, media, tourism and service sectors with more than 19.800 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

(Thousands of New Turkish Lira (YTL))

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

1.3 Information on the bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	18 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	26 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	23 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	34 years
Charles Edward Alexander	Member	22.12.2005	University	28 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	Master	31 years
Oliver B.R.V. Piani	Member	21.02.2007	Master	27 years
Dmitri Lysander Stockton	Member	22.12.2005	University	17 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	21 years

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	21 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	30 years
Afzal Mohammed Modak	EVP-Finance and Accounting	20.07.2007	Master	23 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	16 years
Ali Temel	EVP-Loans	21.10.1999	University	18 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	14 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	26 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	23 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	17 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	16 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	23 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	27 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	13 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (YTL))

1.4 Information on the bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	559,900	26.6619%	559,900	-
GE Araştırma ve Müşavirlik Limited Şti	437,856	20.8503%	437,856	-

In accordance with the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

1.5 Summary information on the bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Unconsolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 March 2008

	ASSETS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 March 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	(5.1.1)	965,033	4,702,940	5,667,973	3,186,964	4,040,903	7,227,867
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	(5.1.2)	356,372	42,602	398,974	71,478	74,162	145,640
2.1	Financial assets held for trading		68,949	24,214	93,163	31,327	64,928	96,255
2.1.1	Government securities		47,486	24,214	71,700	21,552	64,928	86,480
2.1.2	Equity securities		12,400	-	12,400	-	-	-
2.1.3	Other securities		9,063	-	9,063	9,775	-	9,775
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		287,423	18,388	305,811	40,151	9,234	49,385
III.	**BANKS**	(5.1.3)	1,178,290	2,291,598	3,469,888	804,865	2,328,118	3,132,983
IV.	**INTERBANK MONEY MARKETS**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	(5.1.4)	9,804,706	3,098,016	12,902,722	9,776,793	3,325,681	13,102,474
5.1	Equity securities		37,698	44,086	81,784	44,751	37,674	82,425
5.2	Government securities		9,627,777	1,732,841	11,360,618	9,598,339	2,104,697	11,703,036
5.3	Other securities		139,231	1,321,089	1,460,320	133,703	1,183,310	1,317,013
VI.	**LOANS**	(5.1.5)	24,952,542	18,182,335	43,134,877	22,491,701	14,726,185	37,217,886
6.1	Performing loans		24,614,843	18,182,335	42,797,178	22,184,686	14,726,185	36,910,871
6.1.1	Loans to bank's risk group	(5.7)	150,122	380,018	530,140	143,007	306,366	449,373
6.1.2	Others		24,464,721	17,802,317	42,267,038	22,041,679	14,419,819	36,461,498
6.2	Loans under follow-up		884,602	-	884,602	846,538	-	846,538
6.3	Specific provisions (-)		546,903	-	546,903	539,523	-	539,523
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	(5.1.6)	3,136,522	414,356	3,550,878	3,294,938	648,827	3,943,765
8.1	Government securities		3,133,232	414,356	3,547,588	3,291,736	648,827	3,940,563
8.2	Other securities		3,290	-	3,290	3,202	-	3,202
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(5.1.7)	11,312	-	11,312	11,312	-	11,312
9.1	Associates consolidated under equity accounting		-	-	-	-	-	-
9.2	Unconsolidated associates		11,312	-	11,312	11,312	-	11,312
9.2.1	Financial investments in associates		11,312	-	11,312	11,312	-	11,312
9.2.2	Non-financial investments in associates		-	-	-	-	-	-
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	(5.1.8)	239,607	395,832	635,439	249,646	327,762	577,408
10.1	Unconsolidated financial investments in subsidiaries		230,168	395,832	626,000	241,370	327,762	569,132
10.2	Unconsolidated non-financial investments in subsidiaries		9,439	-	9,439	8,276	-	8,276
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	(5.1.9)	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	(5.1.10)	-	-	-	-	-	-
12.1	Financial lease receivables		-	-	-	-	-	-
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		-	-	-	-	-	-
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	(5.1.11)	-	221	221	-	31,960	31,960
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	221	221	-	31,960	31,960
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	(5.1.12)	995,253	685	995,938	1,024,233	725	1,024,958
XV.	**INTANGIBLE ASSETS (Net)**	(5.1.13)	11,143	1	11,144	11,885	1	11,886
15.1	Goodwill		-	-	-	-	-	-
15.2	Other intangibles		11,143	1	11,144	11,885	1	11,886
XVI.	**INVESTMENT PROPERTY (Net)**	(5.1.14)	-	-	-	-	-	-
XVII.	**TAX ASSET**	(5.1.15)	38,100	-	38,100	58,166	-	58,166
17.1	Current tax asset		2,166	-	2,166	5,222	-	5,222
17.2	Deferred tax asset		35,934	-	35,934	52,944	-	52,944
XVIII.	**ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	(5.1.16)	97,358	-	97,358	112,850	-	112,850
18.1	Assets held for sale		97,358	-	97,358	112,850	-	112,850
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	(5.1.17)	942,592	124,007	1,066,599	892,499	86,828	979,327
	TOTAL ASSETS		42,728,830	29,252,593	71,981,423	41,987,330	25,591,152	67,578,482

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 March 2008

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 March 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	(5.2.1)	**21,636,953**	**20,664,987**	**42,301,940**	**20,012,623**	**19,085,479**	**39,098,102**
1.1	Deposits from bank's risk group	(5.7)	378,390	186,797	565,187	304,065	171,726	475,791
1.2	Others		21,258,563	20,478,190	41,736,753	19,708,558	18,913,753	38,622,311
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(5.2.2)	**251,138**	**132,421**	**383,559**	**428,635**	**22,642**	**451,277**
III.	**FUNDS BORROWED**	(5.2.3)	**2,028,447**	**8,514,709**	**10,543,156**	**1,282,828**	**7,275,816**	**8,558,644**
IV.	**INTERBANK MONEY MARKETS**		**6,586,024**	**666,997**	**7,253,021**	**7,447,905**	**728,986**	**8,176,891**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		6,586,024	666,997	7,253,021	7,447,905	728,986	8,176,891
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Others		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**1,729,479**	**21,124**	**1,750,603**	**1,819,991**	**11,574**	**1,831,565**
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**	(5.2.4)	**831,744**	**348,394**	**1,180,138**	**862,906**	**292,951**	**1,155,857**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	(5.2.5)	**3,310**	**49,280**	**52,590**	**3,075**	**51,663**	**54,738**
10.1	Financial lease payables		3,613	52,346	55,959	3,379	55,024	58,403
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		303	3,066	3,369	304	3,361	3,665
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	(5.2.6)	-	**849**	**849**	-	**249**	**249**
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	849	849	-	249	249
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	(5.2.7)	**779,971**	**19,201**	**799,172**	**541,116**	**20,222**	**561,338**
12.1	General provisions		332,532	16,596	349,128	265,965	14,695	280,660
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		197,019	-	197,019	140,372	-	140,372
12.4	Insurance technical provisions (Net)		-	-	-	-	-	-
12.5	Other provisions		250,420	2,605	253,025	134,779	5,527	140,306
XIII.	**TAX LIABILITY**	(5.2.8)	**41,621**	**72**	**41,693**	**210,225**	**77**	**210,302**
13.1	Current tax liability		41,621	72	41,693	210,225	77	210,302
13.2	Deferred tax liability		-	-	-	-	-	-
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	(5.2.9)	-	-	-	-	-	-
14.1	Assets held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	(5.2.10)	-	**661,871**	**661,871**	-	**596,400**	**596,400**
XVI.	**SHAREHOLDERS' EQUITY**	(5.2.11)	**6,975,786**	**37,045**	**7,012,831**	**6,736,584**	**146,535**	**6,883,119**
16.1	Paid-in capital		2,100,000	-	2,100,000	2,100,000	-	2,100,000
16.2	Capital reserves		676,350	34,198	710,548	893,304	144,014	1,037,318
16.2.1	Share premium		-	-	-	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		(68,888)	34,877	(34,011)	95,507	112,550	208,057
16.2.4	Revaluation surplus on tangible assets		29,864	-	29,864	29,864	-	29,864
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		2,453	-	2,453	2,453	-	2,453
16.2.8	Hedging reserves (effective portion)		(59,633)	(679)	(60,312)	(7,074)	31,464	24,390
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		1,430,556	2,847	1,433,403	1,427,664	2,521	1,430,185
16.3.1	Legal reserves		153,690	2,847	156,537	153,690	2,521	156,211
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,275,689	-	1,275,689	1,275,689	-	1,275,689
16.3.4	Other profit reserves		1,177	-	1,177	(1,715)	-	(1,715)
16.4	Profit or loss		2,768,880	-	2,768,880	2,315,616	-	2,315,616
16.4.1	Prior periods profit/loss		2,315,616	-	2,315,616	-	-	-
16.4.2	Current period net profit/loss		453,264	-	453,264	2,315,616	-	2,315,616
16.5	Minority interests		-	-	-	-	-	-
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**40,864,473**	**31,116,950**	**71,981,423**	**39,345,888**	**28,232,594**	**67,578,482**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 31 March 2008

OFF-BALANCE SHEET ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
		CURRENT PERIOD 31 March 2008			PRIOR PERIOD 31 December 2007		
		YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)		**25,059,925**	**29,868,179**	**54,928,104**	**23,134,813**	**22,191,738**	**45,326,551**
I. GUARANTEES AND SURETIES	(5.3.1)	**3,938,167**	**10,315,814**	**14,253,981**	**3,925,972**	**8,429,994**	**12,355,966**
1.1. Letters of guarantee		3,937,867	6,836,491	10,774,358	3,924,978	5,749,874	9,674,852
1.1.1. Guarantees subject to State Tender Law		304,396	507,069	811,465	306,986	423,552	730,538
1.1.2. Guarantees given for foreign trade operations		308,270	307,568	615,838	303,752	265,210	568,962
1.1.3. Other letters of guarantee		3,325,201	6,021,854	9,347,055	3,314,240	5,061,112	8,375,352
1.2. Bank acceptances		300	133,649	133,949	600	115,887	116,487
1.2.1. Import letter of acceptance		300	122,266	122,566	600	107,622	108,222
1.2.2. Other bank acceptances		-	11,383	11,383	-	8,265	8,265
1.3. Letters of credit		-	3,345,674	3,345,674	394	2,564,233	2,564,627
1.3.1. Documentary letters of credit		-	3,198	3,198	-	1,649	1,649
1.3.2. Other letters of credit		-	3,342,476	3,342,476	394	2,562,584	2,562,978
1.4. Guaranteed prefinancings		-	-	-	-	-	-
1.5. Endorsements		-	-	-	-	-	-
1.5.1. Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2. Other endorsements		-	-	-	-	-	-
1.6 Underwriting commitments		-	-	-	-	-	-
1.7. Factoring related guarantees		-	-	-	-	-	-
1.8. Other guarantees		-	-	-	-	-	-
1.9. Other sureties		-	-	-	-	-	-
II. COMMITMENTS	(5.3.1)	**13,101,881**	**4,224,606**	**17,326,487**	**13,163,846**	**3,489,188**	**16,653,034**
2.1. Irrevocable commitments		13,101,881	4,224,178	17,326,059	13,163,846	3,488,798	16,652,644
2.1.1. Asset purchase commitments		53,778	1,875,604	1,929,382	48,248	1,560,461	1,608,709
2.1.2. Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3. Share capital commitments to associates and subsidiaries		812	-	812	812	-	812
2.1.4. Loan granting commitments		2,565,143	1,202,324	3,767,467	2,354,199	3,337	3,267,528
2.1.5. Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6. Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7. Commitments for cheque payments		1,263,818	-	1,263,818	1,852,451	-	1,852,451
2.1.8. Tax and fund obligations on export commitments		22,626	-	22,626	24,398	-	24,398
2.1.9. Commitments for credit card limits		7,931,494	-	7,931,494	7,619,536	-	7,619,536
2.1.10 Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11. Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12. Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13. Other irrevocable commitments		1,264,210	1,146,250	2,410,460	1,264,210	1,015,000	2,279,210
2.2. Revocable commitments		-	428	428	-	390	390
2.2.1. Revocable loan granting commitments		-	-	-	-	-	-
2.2.2. Other revocable commitments		-	428	428	-	390	390
III. DERIVATIVE FINANCIAL INSTRUMENTS	(5.3.2)	**8,019,877**	**15,327,759**	**23,347,636**	**6,044,995**	**10,272,556**	**16,317,551**
3.1. Derivative financial instruments held for risk managemen		-	3,401	3,401	-	58,282	58,282
3.1.1. Fair value hedges		-	-	-	-	-	-
3.1.2. Cash flow hedges		-	3,401	3,401	-	58,282	58,282
3.1.3. Net foreign investment hedges		-	-	-	-	-	-
3.2. Trading derivatives		8,019,877	15,324,358	23,344,235	6,044,995	10,214,274	16,259,269
3.2.1. Forward foreign currency purchases/sales		814,854	1,009,959	1,824,813	583,139	859,775	1,442,914
3.2.1.1. Forward foreign currency purchases		464,792	434,353	899,145	320,360	384,789	705,149
3.2.1.2. Forward foreign currency sales		350,062	575,606	925,668	262,779	474,986	737,765
3.2.2. Currency and interest rate swaps		3,935,385	7,923,276	11,858,661	4,328,262	6,811,744	11,140,006
3.2.2.1. Currency swaps-purchases		1,829,277	4,062,618	5,891,895	1,181,840	4,132,508	5,314,348
3.2.2.2. Currency swaps-sales		2,102,271	3,852,465	5,954,736	3,143,966	2,676,084	5,820,050
3.2.2.3. Interest rate swaps-purchases		1,088	4,167	5,255	417	1,581	1,998
3.2.2.4. Interest rate swaps-sales		2,749	4,026	6,775	2,039	1,571	3,610
3.2.3. Currency, interest rate and security options		3,134,562	5,837,607	8,972,169	1,015,177	1,907,105	2,922,282
3.2.3.1. Currency call options		1,370,096	2,803,831	4,173,927	366,159	896,609	1,262,768
3.2.3.2. Currency put options		1,650,284	2,694,062	4,344,346	630,600	515,233	1,145,833
3.2.3.3. Interest rate call options		-	91,700	91,700	-	81,200	81,200
3.2.3.4. Interest rate put options		-	-	-	-	-	-
3.2.3.5. Security call options		57,490	124,917	182,407	10,563	113,283	123,846
3.2.3.6. Security put options		56,692	123,097	179,789	7,855	300,780	308,635
3.2.4. Currency futures		133,559	131,696	265,255	114,417	82,650	197,067
3.2.4.1. Currency futures-purchases		125,077	768	125,845	83,070	2,219	85,289
3.2.4.2. Currency futures-sales		8,482	130,928	139,410	31,347	80,431	111,778
3.2.5. Interest rate futures		-	5,240	5,240	-	-	-
3.2.5.1. Interest rate futures-purchases		-	2,620	2,620	-	-	-
3.2.5.2. Interest rate futures-sales		-	2,620	2,620	-	-	-
3.2.6. Others		1,517	416,580	418,097	4,000	553,000	557,000
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)		**135,314,776**	**88,209,810**	**223,524,586**	**129,941,310**	**67,163,648**	**197,104,958**
IV. ITEMS HELD IN CUSTODY		**42,352,175**	**13,977,329**	**56,329,504**	**46,920,619**	**12,856,015**	**59,776,634**
4.1. Customers' securities held		19,927,858	3,289,665	23,217,523	21,162,115	3,625,534	24,787,653
4.2. Investment securities held in custody		16,300,843	1,441,813	17,742,656	20,241,857	1,385,715	21,627,576
4.3. Checks received for collection		4,628,289	668,372	5,296,661	4,204,9549	4,980	4,699,934
4.4. Commercial notes received for collection		1,465,979	1,994,260	3,460,239	1,281,717	1,631,215	2,912,936
4.5. Other assets received for collection		6,493	6,266,486	6,272,979	7,197	5,402,214	5,409,411
4.6. Assets received through public offering		-	21,499	21,499	-	18,805	18,805
4.7. Other items under custody		22,713	295,234	317,947	22,775	297,544	320,319
4.8. Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		**92,962,601**	**74,232,481**	**167,195,082**	**83,020,691**	**54,307,633**	**137,328,324**
5.1. Securities		134,790	-	134,790	169,805	-	169,805
5.2. Guarantee notes		13,395,241	5,807,507	19,202,748	11,971,031	4,942,492	16,913,523
5.3. Commodities		157	-	157	157	-	157
5.4. Warranties		-	-	-	-	-	-
5.5. Real estates		15,748,944	18,752,129	34,501,073	13,345,515	7,900,332	21,245,851
5.6. Other pledged items		63,683,299	49,672,455	113,355,754	57,534,009	41,464,466	98,998,475
5.7. Pledged items-depository		170	390	560	170	343	513
VI. CONFIRMED BILLS OF EXCHANGE AND SURETIES		-	-	-	-	-	-
TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**160,374,701**	**118,077,989**	**278,452,690**	**153,076,123**	**89,355,386**	**242,431,509**

The accompanying notes are an integral part of these unconsolidated financial statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Income Statement
For the Three-Month Period Ended 31 March 2008

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 1 January 2008- 31 March 2008	PRIOR PERIOD 1 January 2007- 31 March 2007
I.	**INTEREST INCOME**	(5.4.1)	**2,050,565**	**1,642,673**
1.1	Interest income on loans		1,272,858	891,804
1.2	Interest income on reserve deposits		48,699	41,807
1.3	Interest income on banks		73,100	59,077
1.4	Interest income on money market transactions		971	899
1.5	Interest income on securities portfolio		609,536	534,543
1.5.1	Trading financial assets		3,737	5,691
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		488,200	420,728
1.5.4	Investments held-to-maturity		117,599	108,124
1.6	Financial lease income		-	-
1.7	Other interest income		45,401	114,543
II.	**INTEREST EXPENSE**	(5.4.2)	**1,280,494**	**1,015,657**
2.1	Interest on deposits		888,501	707,326
2.2	Interest on funds borrowed		174,793	140,348
2.3	Interest on money market transactions		214,746	165,712
2.4	Interest on securities issued		-	-
2.5	Other interest expenses		2,454	2,271
III.	**NET INTEREST INCOME (I - II)**		**770,071**	**627,016**
IV.	**NET FEES AND COMMISSIONS INCOME**		**379,508**	**290,228**
4.1	Fees and commissions received		470,733	373,360
4.1.1	Non-cash loans		25,345	26,187
4.1.2	Others		445,388	347,173
4.2	Fees and commissions paid		91,225	83,132
4.2.1	Non-cash loans		53	76
4.2.2	Others		91,172	83,056
V.	**DIVIDEND INCOME**	(5.4.3)	**93**	**309**
VI.	**NET TRADING INCOME/LOSSES (Net)**	(5.4.4)	**89,790**	**(36,421)**
6.1	Trading account income/losses (Net)		97,683	(29,013)
6.2	Foreign exchange gains/losses (Net)		(7,893)	(7,408)
VII.	**OTHER OPERATING INCOME**	(5.4.5)	**184,540**	**59,318**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**1,424,002**	**940,450**
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	(5.4.6)	**254,396**	**74,641**
X.	**OTHER OPERATING EXPENSES (-)**	(5.4.7)	**584,842**	**383,621**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**584,764**	**482,188**
XII.	**INCOME RESULTED FROM MERGERS**		-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		-	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	(5.4.8)	**584,764**	**482,188**
XVI.	**PROVISION FOR TAXES (±)**	(5.4.9)	**131,500**	**104,700**
16.1	Current tax charge		124,672	101,632
16.2	Deferred tax charge/(credit)		6,828	3,068
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	(5.4.10)	**453,264**	**377,488**
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	(5.4.8)	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	(5.4.9)	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	(5.4.10)	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	(5.4.11)	**453,264**	**377,488**
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**216**	**180**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Income/Expense Items Accounted under Shareholders' Equity
For the Three-Month Period Ended 31 March 2008

	INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 31 March 2008	PRIOR PERIOD 31 March 2007
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	(360,273)	(55,746)
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	55,777	2,166
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	(32,143)	(784)
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	(65,699)	(2,003)
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	4,529	3,774
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	74,257	10,474
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	(323,552)	(42,119)
XI.	CURRENT PERIOD PROFIT/LOSSES	453,264	377,488
1.1	Net changes in fair value of securities (transferred to income statement)	3,148	8,858
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	450,116	368,630
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	129,712	335,369

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Changes in Shareholders' Equity

For the Three-Month Period Ended 31 March 2008

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)															
			Paid-In Capital	Capital Reserves from Inflation Adj.s to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Accu. Rev. Surp. on Assets Held for Sale and Assets of Discont. Op.s	Total Shareholders' Equity
	PRIOR PERIOD (31/3/2007)																	
I.	Balances at beginning of the period		2,100,000	772,554	-	-	92,134	-	500,558	(27,699)	-	1,063,663	162,238	2,147	4,698	-	-	4,670,293
II.	Correction made as per TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1.	Effect of corrections																	-
2.2.	Effect of changes in accounting policies																	-
III.	Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	92,134	-	500,558	(27,699)	-	1,063,663	162,238	2,147	4,698	-	-	4,670,293
	Changes during the period																	
IV.	Mergers																	-
V.	Market value changes of securities												(41,898)					(41,898)
VI.	Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(2,387)	-	(2,387)
6.1.	Cash flow hedge															(784)		(784)
6.2.	Hedge of net investment in foreign operations															(1,603)		(1,603)
VII.	Revaluation surplus on tangible assets																	-
VIII.	Revaluation surplus on intangible assets																	-
IX.	Bonus shares of associates, subsidiaries and joint-ventures																	-
X.	Translation differences						(16)			579			1,603					2,166
XI.	Changes resulted from disposal of assets														-			-
XII.	Changes resulted from reclassification of assets																	-
XIII.	Effect of change in equities of associates on bank's equity																	-
XIV.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1	Cash																	-
14.2	Internal sources																	-
XV.	Share issuance																	-
XVI.	Share cancellation profits																	-
XVII.	Capital reserves from inflation adjustments to paid-in capital																	-
XVIII.	Others																	-
XIX.	Current period net profit/loss										377,488							377,488
XX.	Profit distribution		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20.1	Dividends											-						-
20.2	Transfers to reserves											-						-
20.3	Others																	-
	Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		2,100,000	772,554	-	-	92,118	-	500,558	(27,120)	377,488	1,063,663	121,943	2,147	4,698	(2,387)	-	5,005,662
	CURRENT PERIOD (31/3/2008)																	
I.	Balances at beginning of the period		2,100,000	772,554	-	-	156,211	-	1,275,689	(1,715)	-	2,315,616	208,057	29,864	2,453	24,390	-	6,883,119
	Changes during the period	(5.5)																
II.	Mergers																	-
III.	Market value changes of securities												(294,627)					(294,627)
IV.	Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(84,702)	-	(84,702)
4.1.	Cash flow hedge															(32,143)		(32,143)
4.2.	Hedge of net investment in foreign operations															(52,559)		(52,559)
V.	Revaluation surplus on tangible assets																	-
VI.	Revaluation surplus on intangible assets																	-
VII.	Bonus shares of associates, subsidiaries and joint-ventures																	-
VIII.	Translation differences						326			2,892			52,559					55,777
IX.	Changes resulted from disposal of assets														-			-
X.	Changes resulted from reclassification of assets																	-
XI.	Effect of change in equities of associates on bank's equity																	-
XII.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1.	Cash																	-
12.2.	Internal sources																	-
XIII.	Share issuance	(5.5)																-
XIV.	Share cancellation profits																	-
XV.	Capital reserves from inflation adjustments to paid-in capital																	-
XVI.	Others																	-
XVII.	Current period net profit/loss										453,264							453,264
XVIII.	Profit distribution		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18.1	Dividends											-						-
18.2	Transfers to reserves	(5.5)										-						-
18.3	Others											-		-				-
	Balances at end of the period (I+II+III+.....+XVI+XVII+XVIII)		2,100,000	772,554	-	-	156,537	-	1,275,689	1,177	453,264	2,315,616	(34,011)	29,864	2,453	(60,312)	-	7,012,831

The accompanying notes are an integral part of these unconsolidated financial statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Cash Flows
For the Three-Month Period Ended 31 March 2008

STATEMENT OF CASH FLOWS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 March 2008	PRIOR PERIOD 31 March 2007
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**302,786**	**799,537**
1.1.1	Interests received		1,951,491	1,876,726
1.1.2	Interests paid		(1,292,011)	(950,623)
1.1.3	Dividend received		93	309
1.1.4	Fees and commissions received		499,311	395,330
1.1.5	Other income		38,096	314,404
1.1.6	Collections from previously written-off loans and other receivables		5,341	7,965
1.1.7	Payments to personnel and service suppliers		(402,174)	(258,514)
1.1.8	Taxes paid		(15,136)	(11,347)
1.1.9	Others	(5.6)	(482,225)	(574,713)
1.2	**Changes in operating assets and liabilities**		**280,701**	**289,887**
1.2.1	Net (increase) decrease in financial assets held for trading		440	21,661
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks		(417,083)	(512,467)
1.2.4	Net (increase) decrease in loans		(5,478,424)	(2,459,212)
1.2.5	Net (increase) decrease in other assets		2,033,788	453,105
1.2.6	Net increase (decrease) in bank deposits		463,930	197,705
1.2.7	Net increase (decrease) in other deposits		2,742,298	2,503,806
1.2.8	Net increase (decrease) in funds borrowed		2,073,244	887,903
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities	(5.6)	(1,137,492)	(802,614)
I.	**Net cash flow from banking operations**		**583,487**	**1,089,424**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**		**(129,426)**	**(753,407)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		-	-
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	-
2.3	Purchases of tangible assets		(59,007)	(48,168)
2.4	Sales of tangible assets		65,293	6,395
2.5	Cash paid for purchase of financial assets available-for-sale		(899,862)	(721,602)
2.6	Cash obtained from sale of financial assets available-for-sale		524,181	-
2.7	Cash paid for purchase of investments held-to-maturity		-	-
2.8	Cash obtained from sale of investments held-to-maturity		239,969	9,968
2.9	Others	(5.6)	-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(26,931)**	**(15,780)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		-	-
3.5	Payments for financial leases		(26,931)	(15,780)
3.6	Others	(5.6)	-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	(5.6)	**1,071**	**38,816**
V.	**Net increase in cash and cash equivalents**		**428,201**	**359,053**
VI.	**Cash and cash equivalents at beginning of period**		**3,417,495**	**2,987,300**
VII.	**Cash and cash equivalents at end of period**		**3,845,696**	**3,346,353**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Thousands of New Turkish Lira (YTL))

3 Accounting policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its unconsolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulatory and Supervisory Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for the use of financial instruments and foreign currency transactions

3.2.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in management of interest and liquidity risks on balance sheet is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement except for foreign exchange gain/loss arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL.

Foreign currency differences arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL are classified as "securities value increase fund" under the shareholders' equity. Non-derivative liabilities are designated as the hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instrument under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Investments in associates and subsidiaries

The unconsolidated investments in associates and subsidiaries are accounted in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement". Investments in companies quoted in organized markets and for which their fair values can be reliably determined, are valued at their fair values. Others are valued at costs reduced by provisions for impairment losses, if any, in the accompanying financial statements.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank does not have any embedded derivatives.

According to the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

Interests are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are initially recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from

the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "loans" as negative balances on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

(Thousands of New Turkish Lira (YTL))

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. The funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank has no discontinued operations.

3.12 Goodwill and other intangible assets

The Bank's intangible assets consist of softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in compliance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. Since 1 January 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Estimated useful lives of the Bank's intangible assets are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

(Thousands of New Turkish Lira (YTL))

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in compliance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

The depreciation rates and the estimated useful lives of tangible assets are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) after 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Since 1 January 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

(Thousands of New Turkish Lira (YTL))

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank. If an inflow of economic benefits to the Bank has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Obligations of the Bank concerning employee rights

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignation or misbehaviours.

The Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits".

The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 March 2008	31 December 2007
Discount Rate	5.71%	5.71%
Expected Rate of Salary/Limit Increase	5.00%	5.00%
Estimated Employee Turnover Rate	5.81%	5.81%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506.

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the funds' contributors and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the Social Security Foundation ("the SSF") within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007.

(Thousands of New Turkish Lira (YTL))

The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account. At 17 April 2008 Social Security Law No. 5754 ("the Law") is accepted and approved by Turkish Parliament. As of the reporting date the related Law has not been enacted yet.

As per the provisional article 20 of the article 73 of the related Law;

The present value of the liability for each fund, in terms of the individuals transferred as of the transfer date, including the contributors left the fund, should be calculated by taking the following principles into account;

a) The technical interest rate to be used for the actuarial calculation is 9.80 %.

b) The present value of obligations is calculated taking into account the fund's income and expenses within the context of the related Law.

The financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article. As per the actuarial report dated 15 February 2008 and prepared in accordance with the principles explained above, there is no inherited deficit determined which requires any provision.

The other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' contributors and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF, are to be covered by the funds or the institutions that employ the funds' contributors.

3.18 Taxation

3.18.1 Corporate tax

Effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

(Thousands of New Turkish Lira (YTL))

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.19 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 March 2008, the Bank does not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of New Turkish Lira (YTL))

Information on the business segments is as follows as of 31 March 2008:

Current Period	**Retail Banking**	**Corporate Banking**	**Invesment Banking**	**Other**	**Total Operations**
Total Operating Profit	422,404	531,878	300,631	168,996	1,423,909
Other	-	-	-	-	-
Total Operating Profit	**422,404**	**531,878**	**300,631**	**168,996**	**1,423,909**
Net Operating Profit	283,656	282,772	154,942	(136,699)	584,671
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	93	93
Net Operating Profit	**283,656**	**282,772**	**154,942**	**(136,606)**	**584,764**
Provision for Taxes	-	-	-	131,500	131,500
Net Profit	**283,656**	**282,772**	**154,942**	**(268,106)**	**453,264**
Segment Assets	14,629,375	28,505,502	25,566,829	2,632,966	71,334,672
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	646,751	646,751
Undistributed Items	-	-	-	-	-
Total Assets	**14,629,375**	**28,505,502**	**25,566,829**	**3,279,717**	**71,981,423**
Segment Liabilities	25,988,924	16,318,568	20,932,530	1,728,570	64,968,592
Shareholders' Equity	-	-	-	7,012,831	7,012,831
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**25,988,924**	**16,318,568**	**20,932,530**	**8,741,401**	**71,981,423**
Other Segment Items					
Capital Expenditure	-	-	-	57,708	57,708
Depreciation Expenses	-	-	-	38,970	38,970
Impairment Losses	-	-	705	253,691	254,396
Other Non-Cash Income/Expenses	99,892	243,266	(159,342)	4,767	188,583
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

Leasehold improvements amounting YTL 85,129 thousands as of 31 December 2007, are classified to "tangible assets" from "intangible assets".

Prepaid taxes amounting YTL 5,222 thousands as of 31 December 2007, in "other assets" are classified to "tax asset".

Commissions received for cash loans amounting YTL 21,970 thousands are classified to "interest income on loans" and commissions paid for funds borrowed amounting YTL 6,544 thousands are classified to "interest expense on funds borrowed" as of 31 March 2007.

4 Financial position and results of operations

4.1 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 14.10%.

4.1.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

(Thousands of New Turkish Lira (YTL))

4.1.2 Capital adequacy ratio

	Risk Weightings						
	0%	**10%**	**20%**	**50%**	**100%**	**150%**	**200%**
Value at Credit Risk							
Balance Sheet Items (Net)	13,261,542	-	2,541,374	10,772,965	31,208,767	517,365	7,573
Cash on Hand	435,805	-	2,132	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	2,409,249	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	655,000	-	2,015,783	-	686,604	-	-
Interbank Money Market Placements	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	2,773,470	-	-	-	-	-	-
Loans	2,866,766	-	260,230	10,597,048	27,714,295	517,365	7,573
Loans under Follow-Up (Net)	-	-	-	-	337,698	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	3,524,255	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	66,241	-	-
Miscellaneous Receivables	24,711	-	-	-	72,190	-	-
Accrued Interest and Income	116,767	-	111,044	175,917	631,731	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	-	635,022	-	-
Tangible Assets (Net)	-	-	-	-	1,017,216	-	-
Other Assets	455,519	-	152,185	-	47,770	-	-
Off-Balance Sheet Items	1,479,091	-	1,300,904	625,626	8,259,347	-	-
Non-Cash Loans and Commitments	1,479,091	-	984,899	625,626	8,238,696	-	-
Derivative Financial Instruments	-	-	316,005	-	20,651	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	14,740,633	-	3,842,278	11,398,591	39,468,114	517,365	7,573

4.1.3 Summary information related to capital adequacy ratio

	Current Period	**Prior Period**
Value at Credit Risk	46,727,059	41,927,303
Value at Market Risk	2,903,538	579,538
Value at Operational Risk	5,766,996	4,520,072
Shareholders' Equity	7,811,075	7,206,570
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100 (*)	14.10%	15.32%

(*) VaCR: Value at Credit Risk
VaMR: Value at Market Risk
VaOR: Value at Operational Risk

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,100,000	2,100,000
Nominal Capital	2,100,000	2,100,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	156,537	156,211
I. Legal Reserve (Turkish Commercial Code 466/1)	137,747	137,421
II. Legal Reserve (Turkish Commercial Code 466/2)	18,790	18,790
Reserves Allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,275,689	1,275,689
Reserve allocated as per the Decision held by the General Assembly	1,275,689	1,275,689
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,768,880	2,315,616
Current Period Profit	453,264	2,315,616
Prior Periods Profit	2,315,616	-
Provision for Possible Losses (upto 25% of Core Capital)	153,000	32,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	27,717	27,717
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss Excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	-	85,128
Prepaid Expenses (-)	270,965	231,262
Intangible Assets (-)	11,144	11,886
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**7,254,377**	**6,679,787**

(Thousands of New Turkish Lira (YTL))

SUPPLEMENTARY CAPITAL		
General Provisions	349,128	280,660
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus shares of Associates, Subsidiaries and Joint-Ventures	2,453	2,453
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	655,000	580,000
45% of Securities Value Increase Fund	(82,107)	85,510
Associates and Subsidiaries	10,603	(5,312)
Investment Securities Available for Sale	(92,710)	90,822
Other Reserves	1,177	(1,715)
Total Supplementary Capital	**926,617**	**947,874**
TIER III CAPITAL	-	-
CAPITAL	**8,180,994**	**7,627,661**
DEDUCTIONS FROM CAPITAL	**369,919**	**421,091**
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	11,730	11,730
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	76,080	81,085
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**7,811,075**	**7,206,570**

4.2 Credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

(Thousands of New Turkish Lira (YTL))

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model. The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1 Value at market risk

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	174,498
(II) Capital Obligation against Specific Risks - Standard Method	35,447
(III) Capital Obligation against Currency Risk - Standard Method	8,993
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	13,345
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement	-
(VIII) Total Capital Obligation against Market Risk (I+II+III+IV+V+VI)	**232,283**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**2,903,538**

4.3.2 Monthly average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Operational risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.5 Currency risk

Foreign currency position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 March 2008, the Bank's net 'on balance sheet' foreign currency long position amounts to YTL 346,148 thousands (31 December 2007: YTL 1,099,543 thousands, a net foreign currency short position), net 'off-balance sheet' foreign currency long position amounts to YTL 26,452 thousands (31 December 2007: YTL 983,320 thousands), while net foreign currency long position amounts to YTL 372,600 thousands (31 December 2007: YTL 116,223 thousands, a net foreign currency short position).

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

(Thousands of New Turkish Lira (YTL))

Currency risk exposure

The possible increases or decreases in the shareholders' equity and the profit/loss (excluding tax effect) as per an assumption of devaluation by 10% of YTL against currencies mentioned below as of 31 March 2008 and 31 December 2007 are presented in the below table. The other variables, especially the interest rates, are assumed to be fixed in this analysis.

	Current Period		*Prior Period*	
	Profit or Loss of Period	**Shareholders' Equity (*)**	**Profit or Loss of Period**	**Shareholders' Equity (*)**
USD	7,508	10,849	(31,101)	(16,903)
EUR	24,935	25,015	4,208	4,410
Other FCs	1,397	1,397	870	870
Total, net	**33,840**	**37,261**	**(26,023)**	**(11,623)**

(*) The effect on shareholders' equity also includes the effect of devaluation by 10% of YTL against other currencies on the profit/loss.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	USD	**EUR**	**Yen (100)**	**GBP**
Foreign currency purchase rates at balance sheet date	1.3100	2.0771	1.3163	2.6036
Rates for the days before balance sheet date:				
Day 1	1.2850	2.0250	1.2891	2.5561
Day 2	1.2850	2.0255	1.2891	2.5562
Day 3	1.2675	2.0020	1.2688	2.5456
Day 4	1.2500	1.9698	1.2605	2.5008
Day 5	1.2300	1.9175	1.2294	2.4581
Last 30-days arithmetical average rates	1.2308	1.9103	1.2219	2.4634

(Thousands of New Turkish Lira (YTL))

Currency risk:

	Euro	USD	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	790,886	3,839,058	191	72,805	4,702,940
Banks	547,026	1,706,190	2,965	35,417	2,291,598
Financial Assets at Fair Value through Profit/Loss	8,771	19,579	837	-	29,187
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	70,625	3,027,391	-	-	3,098,016
Loans (*)	7,356,465	12,397,244	26,737	488,591	20,269,037
Investments in Associates, Subsidiaries and Joint-Ventures	331,638	64,194	-	-	395,832
Investments Held-to-Maturity	5,151	409,205	-	-	414,356
Derivative Financial Assets Held for Risk Management	-	221	-	-	221
Tangible Assets	-	685	-	-	685
Intangible Assets	-	1	-	-	1
Other Assets	12,568	66,240	2	674	79,484
Total Assets	**9,123,130**	**21,530,008**	**30,732**	**597,487**	**31,281,357**
Liabilities					
Bank Deposits	260,509	429,074	9	51,016	740,608
Foreign Currency Deposits	8,059,952	11,210,139	79,427	487,075	19,836,593
Interbank Money Market Takings	-	666,997	-	-	666,997
Other Fundings	1,973,328	7,201,603	1,649	-	9,176,580
Securities Issued	-	-	-	-	-
Miscellaneous Payables	7,249	13,233	-	642	21,124
Derivative Financial Liabilities Held for Risk Management	-	849	-	-	849
Other Liabilities (**)	197,304	197,319	4,391	93,444	492,458
Total Liabilities	**10,498,342**	**19,719,214**	**85,476**	**632,177**	**30,935,209**
Net 'On Balance Sheet' Position	**(1,375,212)**	**1,810,794**	**(54,744)**	**(34,690)**	**346,148**
Net 'Off-Balance Sheet' Position	**1,625,360**	**(1,702,310)**	**56,334**	**47,068**	**26,452**
Derivative Assets	3,079,844	4,413,998	442,402	561,536	8,497,780
Derivative Liabilities	1,454,484	6,116,308	386,068	514,468	8,471,328
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**10,231,019**	**16,278,547**	**27,217**	**413,608**	**26,950,391**
Total Liabilities	**9,100,595**	**18,341,518**	**63,301**	**544,520**	**28,049,934**
Net 'On Balance Sheet' Position	**1,130,424**	**(2,062,971)**	**(36,084)**	**(130,912)**	**(1,099,543)**
Net 'Off-Balance Sheet' Position	**(1,086,320)**	**1,893,946**	**36,273**	**139,421**	**983,320**
Derivative Assets	667,582	4,871,412	165,317	549,626	6,253,937
Derivative Liabilities	1,753,902	2,977,466	129,044	410,205	5,270,617
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting YTL 2,086,752 thousands included under YTL loans in the accompanying balance sheet are presented above under the related foreign currency codes.

(**) Other liabilities also include gold deposits of YTL 87,786 thousands.

(Thousands of New Turkish Lira (YTL))

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,820,787	-	-	-	-	2,847,186	5,667,973
Banks	1,395,584	355,510	1,301,092	40,132	-	377,570	3,469,888
Financial Assets at Fair Value through Profit/Loss	186,478	56,383	90,397	42,743	10,573	12,400	398,974
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,011,088	426,890	6,084,238	4,051,333	1,247,388	81,785	12,902,722
Loans	11,449,309	8,535,046	8,443,800	11,228,086	3,140,938	337,698	43,134,877
Investments Held-to-Maturity	-	135,677	2,758,931	656,270	-	-	3,550,878
Other Assets	20,677	20,401	5,499	6,263	28,740	2,774,531	2,856,111
Total Assets	**16,883,923**	**9,529,907**	**18,683,957**	**16,024,827**	**4,427,639**	**6,431,170**	**71,981,423**
Liabilities							
Bank Deposits	1,559,198	69,657	48,319	-	42,257	333,042	2,052,473
Other Deposits	27,666,684	2,679,369	1,827,615	58,728	-	8,017,071	40,249,467
Interbank Money Market Takings	5,993,754	268,095	202,664	210,024	578,484	-	7,253,021
Miscellaneous Payables	-	-	-	-	-	1,750,603	1,750,603
Securities Issued	-	-	-	-	-	-	-
Other Fundings	6,848,048	506,279	2,765,123	1,085,577	-	-	11,205,027
Other Liabilities	118,296	155,800	100,977	12,981	48,943	9,033,835	9,470,832
Total Liabilities	**42,185,980**	**3,679,200**	**4,944,698**	**1,367,310**	**669,684**	**19,134,551**	**71,981,423**
On Balance Sheet Long Position	-	**5,850,707**	**13,739,259**	**14,657,517**	**3,757,955**	-	**38,005,438**
On Balance Sheet Short Position	**(25,302,057)**	-	-	-	-	**(12,703,381)**	**(38,005,438)**
Off-Balance Sheet Long Position	**418**	-	**1,157**	**3,421**	-	-	**4,996**
Off-Balance Sheet Short Position	-	-	**(1,090)**	**(1,498)**	-	-	**(2,588)**
Total Position	**(25,301,639)**	**5,850,707**	**13,739,326**	**14,659,440**	**3,757,955**	**(12,703,381)**	**2,408**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Current Period	Euro	USD	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	0.95	-	11.43
Banks (*)	4.00	4.07	-	6.73
Financial Assets at Fair Value through Profit/Loss	5.71	6.52	-	18.82
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.64	6.97	-	14.92
Loans	6.71	6.60	2.62	22.54
Investments Held-to-Maturity	9.14	9.48	-	20.30
Liabilities				
Bank Deposits	5.20	3.98	-	15.58
Other Deposits	2.99	2.88	0.46	14.04
Interbank Money Market Takings	-	3.86	-	15.13
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.69	4.97	1.84	14.07

(*) The interest rates for USD and YTL placements at banks are 3.45% and 15.68%, respectively, if the placements with range accrual agreements are excluded.

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,907,841	-	-	-	-	2,320,026	7,227,867
Banks	1,396,552	522,974	917,835	35,120	-	260,502	3,132,983
Financial Assets at Fair Value through Profit/Loss	21,557	29,887	31,836	21,566	40,794	-	145,640
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,329,977	3,838,532	1,803,631	4,540,522	1,507,388	82,424	13,102,474
Loans	9,470,750	7,004,673	7,879,424	9,776,230	2,779,794	307,015	37,217,886
Investments Held-to-Maturity	662,039	2,471,920	168,692	641,114	-	-	3,943,765
Other Assets	48,306	277	4,089	5,409	25,818	2,723,968	2,807,867
Total Assets	**17,837,022**	**13,868,263**	**10,805,507**	**15,019,961**	**4,353,794**	**5,693,935**	**67,578,482**
Liabilities							
Bank Deposits	1,108,718	53,403	6,023	47,339	39,437	332,631	1,587,551
Other Deposits	25,475,339	3,723,160	1,216,706	52,238	-	7,043,108	37,510,551
Interbank Money Market Takings	6,942,341	278,547	384,561	571,442	-	-	8,176,891
Miscellaneous Payables	-	-	-	-	-	1,831,565	1,831,565
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,240,621	2,015,014	1,600,391	299,018	-	-	9,155,044
Other Liabilities	140,219	130,560	139,570	22,199	73,715	8,810,617	9,316,880
Total Liabilities	**38,907,238**	**6,200,684**	**3,347,251**	**992,236**	**113,152**	**18,017,921**	**67,578,482**
On Balance Sheet Long Position	-	7,667,579	7,458,256	14,027,725	4,240,642	-	33,394,202
On Balance Sheet Short Position	(21,070,216)	-	-	-	-	(12,323,986)	(33,394,202)
Off-Balance Sheet Long Position	2,596	82	731	-	-	-	3,409
Off-Balance Sheet Short Position	(72)	(20,686)	(3,777)	-	-	-	(24,535)
Total Position	(21,067,692)	7,646,975	7,455,210	14,027,725	4,240,642	(12,323,986)	(21,126)

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Prior Period	**Euro**	**USD**	**Yen**	**YTL**
	%	**%**	**%**	**%**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.80	-	-	11.81
Banks (*)	4.02	5.59	-	22.65
Financial Assets at Fair Value through Profit/Loss	6.49	7.98	-	18.94
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.64	7.93	-	17.62
Loans	6.47	7.20	2.31	23.71
Investments Held-to-Maturity	9.11	9.47	-	20.09
Liabilities				
Bank Deposits	5.65	5.65	-	16.65
Other Deposits	2.90	3.92	0.48	14.73
Interbank Money Market Takings	-	5.20	-	15.44
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.91	5.72	1.85	13.66

(*) The interest rates for USD and YTL placements at banks are 4.97% and 15.96%, respectively, if the placements with range accrual agreements are excluded.

4.6.3 Possible effects of interest rate sensitivity of financial assets and liabilities on profit/loss and shareholders' equity in future period

The sensitivity of the income statement is the effect of possible changes in the interest rates on the net interest income of floating rate financial assets and liabilities not held for trading purposes as of 31 March 2008. The sensitivity of the shareholders' equity as of 31 March 2008, is calculated through revaulating the financial assets available-for-sale taking into account the possible changes in interest rates. The tax effects are not considered in the analysis. The other variables, especially exchange rates, are assumed to be fixed in this analysis. The same method is applied for 31 December 2007. The sensivity of trading portfolio is also included in the below table.

Current Period	**Profit or Loss of Period**		**Shareholders' Equity (*)**	
	increase by 100 bp	**increase by 100 bp**	**increase by 100 bp**	**increase by 100 bp**
Financial assets at fair value through profit or loss	711	(646)	711	(646)
Financial assets available-for-sale	-	-	(215,827)	231,914
Financial assets at floating rates	(291,866)	303,636	(291,866)	303,636
Financial liabilities at floating rates	93,088	(96,506)	93,088	(96,506)
Total, net	**(198,067)**	**206,484**	**(413,894)**	**438,398**

(Thousands of New Turkish Lira (YTL))

Prior Period	**Profit or Loss of Period**		**Shareholders' Equity (*)**	
	increase by 100 bp	**increase by 100 bp**	**increase by 100 bp**	**increase by 100 bp**
Financial assets at fair value through profit or loss	(19,041)	20,072	(19,041)	20,072
Financial assets available-for-sale	-	-	(247,139)	269,742
Financial assets at floating rates	(283,524)	296,401	(283,524)	296,401
Financial liabilities at floating rates	89,699	(93,446)	89,699	(93,446)
Total, net	**(212,866)**	**223,027**	**(460,005)**	**492,769**

(*) The effect on shareholders' equity also includes the effect of 100 bps increase or decrease in interest rates on the profit/loss.

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The liquidity ratios in the first quarter of 2008 and the year of 2007 are as follows:

Current Period	**First Maturity Bracket (Weekly)**		**Second Maturity Bracket (Monthly)**	
	FC	**FC + YTL**	**FC**	**FC + YTL**
Average (%)	165.95	157.40	109.59	111.05
Maximum (%)	189.44	179.94	123.88	119.49
Minimum (%)	147.32	138.94	103.27	101.59

Prior Period	**First Maturity Bracket (Weekly)**		**Second Maturity Bracket (Monthly)**	
	FC	**FC + YTL**	**FC**	**FC + YTL**
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,847,186	2,820,787	-	-	-	-	-	5,667,973
Banks	377,570	1,147,327	-	36,253	1,241,497	667,241	-	3,469,888
Financial Assets at Fair Value through Profit/Loss	12,400	186,377	56,384	89,027	44,160	10,626	-	398,974
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	81,785	79,576	214,517	2,653,056	7,447,545	2,426,243	-	12,902,722
Loans	117,789	8,283,216	5,338,896	6,913,069	13,753,425	8,390,783	337,699	43,134,877
Investments Held-to-Maturity	-	-	135,675	56,093	3,359,110	-	-	3,550,878
Other Assets	566,513	165,347	20,401	5,499	6,263	28,740	2,063,348	2,856,111
Total Assets	**4,003,243**	**12,682,630**	**5,765,873**	**9,752,997**	**25,852,000**	**11,523,633**	**2,401,047**	**71,981,423**
Liabilities								
Bank Deposits	333,037	1,559,203	47,883	9,393	54,479	48,478	-	2,052,473
Other Deposits	8,017,071	27,662,773	2,668,020	1,719,468	80,901	101,234	-	40,249,467
Other Fundings	-	47,453	1,551,992	2,460,270	2,295,786	4,849,526	-	11,205,027
Interbank Money Market Takings	-	5,993,754	268,095	202,664	210,024	578,484	-	7,253,021
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	124,028	1,626,575	-	-	-	-	-	1,750,603
Other Liabilities (**)	876,106	159,095	207,897	100,977	12,981	48,943	8,064,833	9,470,832
Total Liabilities	**9,350,242**	**37,048,853**	**4,743,887**	**4,492,772**	**2,654,171**	**5,626,665**	**8,064,833**	**71,981,423**
Liquidity Gap	**(5,346,999)**	**(24,366,223)**	**1,021,986**	**5,260,225**	**23,197,829**	**5,896,968**	**(5,663,786)**	**-**
Prior Period								
Total Assets	**3,326,073**	**14,406,520**	**4,925,991**	**8,466,366**	**24,227,672**	**9,893,815**	**2,332,045**	**67,578,482**
Total Liabilities	**8,410,696**	**35,546,329**	**4,365,228**	**4,817,482**	**2,039,978**	**4,662,149**	**7,736,620**	**67,578,482**
Liquidity Gap	**(5,084,623)**	**(21,139,809)**	**560,763**	**3,648,884**	**22,187,694**	**5,231,666**	**(5,404,575)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Unconsolidated Financial Statements

5.1 Assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	245,940	118,246	244,772	200,258
Central Bank of Turkey	714,827	4,515,209	2,939,012	3,770,506
Others	4,266	69,485	3,180	70,139
Total	**965,033**	**4,702,940**	**3,186,964**	**4,040,903**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	894	2,408,355	2,777	1,798,900
Unrestricted Time Deposits	-	-	-	-
Restricted Time Deposits	-	-	-	-
Reserve Deposits	713,933	2,106,854	2,936,235	1,971,606
Total	**714,827**	**4,515,209**	**2,939,012**	**3,770,506**

The banks operating in Turkey keep reserve deposits for Turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 11.43% for YTL deposits and 0.95% and 1.875% for foreign currency deposits in USD and EUR, respectively.

5.1.2 Information on financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

None.

5.1.2.2 Positive differences on derivative financial assets held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	20,127	2,764	8,479	5,837
Swap Transactions	214,830	4,772	12,741	1,923
Futures	-	23	-	-
Options	52,466	10,829	18,931	1,474
Other	-	-	-	-
Total	**287,423**	**18,388**	**40,151**	**9,234**

(Thousands of New Turkish Lira (YTL))

5.1.3 Banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Domestic banks	13,501	677,694	13,317	381,322
Foreign banks	1,164,789	1,613,904	791,548	1,946,796
Foreign headoffices and branches	-	-	-	-
Total	**1,178,290**	**2,291,598**	**804,865**	**2,328,118**

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

The collateralized financial assets available-for-sale in YTL include government bonds. The carrying values of such securities with total face value of YTL 1,141,380 thousands (31 December 2007: YTL 671,758 thousands) is YTL 1,140,662 thousands (31 December 2007: YTL 673,136 thousands). The related accrued interests and impairment losses amount to YTL 35,413 thousands (31 December 2007: YTL 54,535 thousands) and YTL 1,670 thousands (31 December 2007: YTL 50 thousands).

The collateralized financial assets available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. The carrying values of such securities with total face value of USD 258,500,000 (31 December 2007: USD 407,350,000) is USD 257,102,071 (31 December 2007: USD 404,473,448). The related accrued interests and impairment losses amount to USD 3,705,956 (31 December 2007: USD 16,445,220). The related impairment losses amounted to USD 34,938 as of 31 December 2007 (31 March 2008: nil).

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	1,174,405	341,659	727,621	488,225
Assets subject to Repurchase Agreements	5,743,284	592,511	5,867,904	527,840
Total	**6,917,689**	**934,170**	**6,595,525**	**1,016,065**

(Thousands of New Turkish Lira (YTL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**12,820,937**	**13,020,049**
Quoted at Stock Exchange	11,642,474	11,963,888
Unquoted at Stock Exchange	1,178,463	1,056,161
Common Shares	**31,540**	**31,497**
Quoted at Stock Exchange	12,743	12,743
Unquoted at Stock Exchange	18,797	18,754
Value Increases/Impairment Losses (-)	**50,245**	**50,928**
Total	**12,902,722**	**13,102,474**

As of 31 March 2008, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (31 December 2007: USD 875,000,000) and a total carrying value of YTL 1,159,940 thousands (31 December 2007: YTL 1,039,423 thousands).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	4	1,087	1	1,090
Corporates	4	1,087	1	1,090
Individuals	-	-	-	-
Indirect Lendings to Shareholders	65,151	189,666	61,738	168,482
Loans to Employees	56,032	-	50,014	-
Total	121,187	190,753	111,753	169,572

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans and Other Receivables under Follow-Up (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**41,568,620**	-	**1,169,926**	**58,632**
Discounted Bills	101,035	-	5,168	-
Export Loans	2,895,049	-	6,556	5,686
Import Loans	27,397	-	1,408	-
Loans to Financial Sector	1,157,516	-	-	-
Foreign Loans	1,550,689	-	-	-
Consumer Loans	8,437,594	-	500,583	-
Credit Cards	5,331,684	-	474,796	-
Precious Metal Loans	235,699	-	156	-
Other	21,831,957	-	181,259	52,946
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**41,568,620**	-	**1,169,926**	**58,632**

(Thousands of New Turkish Lira (YTL))

Collaterals received for loans under follow-up:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	4,849	5,755	-	10,604
Loans Collateralized by Mortgages	81,286	215,701	-	296,987
Loans Collateralized by Pledged Assets	68,375	93,309	-	161,684
Loans Collateralized by Cheques and Notes	35,765	138,543	-	174,308
Loans Collateralized by Other Collaterals	32,483	13,359	-	45,842
Unsecured Loans	30,421	33,916	474,796	539,133
Total	**253,179**	**500,583**	**474,796**	**1,228,558**

Delinquency periods of loans under follow-up:

Principals and Interests	**Commercial Loans**	**Consumer Loans**	**Credit Cards**	**Total**
Upto 30 days	117,529	301,574	312,994	732,097
30-60 days	56,807	191,815	154,578	403,200
60-90 days	20,211	7,194	7,224	34,629
Total	**194,547**	**500,583**	**474,796**	**1,169,926**

5.1.5.3 Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**358,591**	**7,328,162**	**7,686,753**
Housing Loans	14,794	4,052,095	4,066,889
Automobile Loans	23,106	1,025,105	1,048,211
General Purpose Loans	320,691	2,250,962	2,571,653
Other	-	-	-
Consumer Loans – FC-indexed	**20,383**	**815,433**	**835,816**
Housing Loans	4,064	696,471	700,535
Automobile Loans	3,193	57,647	60,840
General Purpose Loans	13,126	61,315	74,441
Other	-	-	-
Consumer Loans – FC	**39**	**17,015**	**17,054**
Housing Loans	-	2,165	2,165
Automobile Loans	36	13,971	14,007
General Purpose Loans	3	879	882
Other	-	-	-
Retail Credit Cards – YTL	**5,533,374**	-	**5,533,374**
With Installment	2,480,612	-	2,480,612
Without Installment	3,052,762	-	3,052,762
Retail Credit Cards – FC	**15,424**	-	**15,424**
With Installment	-	-	-
Without Installment	15,424	-	15,424
Personnel Loans – YTL	**9,923**	**11,050**	**20,973**
Housing Loan	-	1,104	1,104
Automobile Loans	-	239	239
General Purpose Loans	9,923	9,707	19,630
Other	-	-	-
Personnel Loans - FC-indexed	-	**150**	**150**
Housing Loans	-	150	150
Automobile Loans	-	-	-
General Purpose Loans	-	-	-
Other	-	-	-
Personnel Loans – FC	**18**	**106**	**124**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	18	106	124
Other	-	-	-
Personnel Credit Cards – YTL	**34,785**	-	**34,785**
With Installment	14,975	-	14,975
Without Installment	19,810	-	19,810
Personnel Credit Cards – FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Deposit Accounts– YTL (real persons)	**377,307**	-	**377,307**
Deposit Accounts– FC (real persons)	-	-	-
Total	**6,349,844**	**8,171,916**	**14,521,760**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**480,891**	**2,859,759**	**3,340,650**
Real Estate Loans	25,706	386,608	412,314
Automobile Loans	87,095	1,216,426	1,303,521
General Purpose Loans	368,090	1,256,725	1,624,815
Other	-	-	-
Installment-based Commercial Loans - FC-indexed	**92,347**	**524,096**	**616,443**
Real Estate Loans	264	59,231	59,495
Automobile Loans	7,719	221,764	229,483
General Purpose Loans	84,364	243,101	327,465
Other	-	-	-
Installment-based Commerical Loans – FC	**97**	**12,602**	**12,699**
Real Estate Loans	-	168	168
Automobile Loans	37	2,762	2,799
General Purpose Loans	60	9,672	9,732
Other	-	-	-
Corporate Credit Cards – YTL	**216,761**	-	**216,761**
With Installment	-	-	-
Without Installment	216,761	-	216,761
Corporate Credit Cards – FC	**6,136**	-	**6,136**
With Installment	1,879	-	1,879
Without Installment	4,257	-	4,257
Deposit Accounts– YTL (corporate)	**139,655**	-	**139,655**
Deposit Accounts– FC (corporate)	-	-	-
Total	**935,887**	**3,396,457**	**4,332,344**

5.1.5.6 Allocation of loan by customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	41,246,489	35,738,668
Foreign Loans	1,550,689	1,172,203
Total	**42,797,178**	**36,910,871**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	465,655	388,214
Indirect Lending	-	-
Total	**465,655**	**388,214**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 Specific provisions for loans

Specific Provisions	**Current Period**	**Prior Period**
Substandard Loans and Receivables - Limited Collectibility	23,205	23,734
Doubtful Loans and Receivables	92,293	90,827
Uncollectible Loans and Receivables	431,405	424,962
Total	**546,903**	**539,523**

5.1.5.10 Non-performing loans and other receivables (NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled (gross amounts before specific provisions):

	Group III	**Group IV**	**Group V**
	Substandard Loans and Receivables	**Doubtful Loans and Receivables**	**Uncollectible Loans and Receivables**
Current Period			
Restructured Loans and Receivables	232	-	49,658
Rescheduled Loans and Receivables	-	-	-
Total	**232**	**-**	**49,658**
Prior Period			
Restructured Loans and Receivables	-	-	54,424
Rescheduled Loans and Receivables	-	-	-
Total	**-**	**-**	**54,424**

Movements in non-performing loans and other receivables:

	Group III	**Group IV**	**Group V**
	Substandard Loans and Receivables	**Doubtful Loans and Receivables**	**Uncollectible Loans and Receivables**
Balances at Beginning of Period	**148,942**	**200,640**	**496,956**
Additions during the Period (+)	168,179	9,601	4,641
Transfer from Other NPL Categories (+)	-	122,845	85,760
Transfer to Other NPL Categories (-)	122,845	85,760	-
Collections during the Period (-)	40,214	38,259	26,413
Write-offs (-)	-	-	39,471
Corporate and Commercial Loans	-	-	-
Retail Loans	-	-	-
Credit Cards	-	-	39,471
Others	-	-	-
Balances at End of Period	**154,062**	**209,067**	**521,473**
Specific Provisions (-)	23,205	92,293	431,405
Net Balance on Balance Sheet	**130,857**	**116,774**	**90,068**

(Thousands of New Turkish Lira (YTL))

Movements in specific loan provisions:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	**172,387**	**105,471**	**261,665**	**539,523**
Additions during the Period (+)	14,613	36,255	58,408	109,276
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	7,483	22,965	31,977	62,425
Write-offs (-)	-	-	39,471	39,471
Balances at End of Period	**179,517**	**118,761**	**248,625**	**546,903**

Non-performing loans and other receivables in foreign currencies:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**3,265**	**3,759**	**89,614**
Specific Provisions (-)	179	381	65,617
Net Balance at Balance Sheet	**3,086**	**3,378**	**23,997**
Prior Period			
Balance at End of Period	**3,103**	**2,892**	**89,895**
Specific Provisions (-)	142	298	66,784
Net Balance at Balance Sheet	**2,961**	**2,594**	**23,111**

Gross and net non-performing loans and receivable as per customer categories:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**130,857**	**116,774**	**90,068**
Loans to Individuals and Corporates (Gross)	154,062	209,067	509,483
Specific Provision (-)	23,205	92,293	419,415
Loans to Individuals and Corporates (Net)	130,857	116,774	90,068
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**125,208**	**109,813**	**71,994**
Loans to Individuals and Corporates (Gross)	148,942	200,640	484,966
Specific Provision (-)	23,734	90,827	412,972
Loans to Individuals and Corporates (Net)	125,208	109,813	71,994
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-

(Thousands of New Turkish Lira (YTL))

Collaterals received for non-performing loans:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	57	136	-	193
Loans Collateralized by Mortgages	147,390	33,813	-	181,203
Loans Collateralized by Pledged Assets	32,302	57,260	-	89,562
Loans Collateralized by Cheques and Notes	51,554	100,959	-	152,513
Loans Collateralized by Other Collaterals	16,936	6,884	-	23,820
Unsecured Loans	57,131	37,547	342,633	437,311
Total	**305,370**	**236,599**	**342,633**	**884,602**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.12 "Write-off" policies

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Investments held-to-maturity

5.1.6.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	1,121,735	24,584	283,506	27,897
Investments subject to Repurchase Agreements	1,632,065	221,797	2,645,615	353,973
Total	**2,753,800**	**246,381**	**2,929,121**	**381,870**

5.1.6.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	3,415,203	3,823,946
Treasury Bills	-	-
Other Government Securities	132,385	116,617
Total	**3,547,588**	**3,940,563**

5.1.6.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	3,590,213	3,991,041
Quoted at Stock Exchange	3,586,923	3,987,839
Unquoted at Stock Exchange	3,290	3,202
Impairment Losses (-)	(39,335)	(47,276)
Total	3,550,878	3,943,765

(Thousands of New Turkish Lira (YTL))

5.1.6.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	3,943,765	4,618,847
Foreign Currency Differences On Monetary Assets	50,649	(140,382)
Purchases during the Period	-	1,118
Disposals through Sales/Redemptions	(306,500)	(427,744)
Value Increases/ Impairment Losses (-)	7,941	(9,884)
Change in Redeemed Costs	(144,977)	(98,190)
Balances at End of Period	3,550,878	3,943,765

5.1.7 Investments in associates

5.1.7.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	414,084	155,298	16,838	7,355	191	16,096	38,612	-

5.1.7.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	11,312	-
Movements during the Period	-	11,312
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications (*)	-	11,312
Increase/Decrease in Market Values	-	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	11,312	11,312
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Following the sale of 80% shares in Garanti Sigorta AŞ (Eureko Sigorta AŞ) previously classified as Investments in Subsidiaries, to Eureko BV on 21 June 2007, the remaining 20% shares are reclassified to Investments in Associates in the prior period.

(Thousands of New Turkish Lira (YTL))

5.1.7.3 Sectoral distribution of investments and associates

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	11,312	11,312
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

5.1.7.4 Quoted associates

None.

5.1.7.5 Valuation methods of investments in associates

Investments in Associates	Current Period	Prior Period
Valued at Cost	11,312	11,312
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	-	-

5.1.7.6 Investments in associates sold during the current period

None.

5.1.7.7 Investments in associates acquired during the current period

None.

5.1.8 Investments in subsidiaries

5.1.8.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Garanti Kültür AŞ (*)	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	98.94
7	Garanti Faktoring Hiz. AŞ (1)	Istanbul/Turkey	55.40	55.40
8	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	100.00
9	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	84.91
11	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
12	Garanti Bank Moscow	Moscow/Russia	75.02	99.94
13	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
14	Garanti Fund Management Co. Ltd	Valetta/Malta	99.50	100.00

(Thousands of New Turkish Lira (YTL))

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value
1	14,993	9,013	534	-	172	1,167	(99,458)	-
2	11,813	7,123	664	-	368	627	5,917	-
3	1,072	1,015	23	-	25	165	532	-
4	349	167	40	-	-	(6)	(171)	-
5	348	251	-	-	2	55	8	-
6	2,329,772	227,288	17,948	63,507	-	16,005	128,035	-
7	758,195	34,346	1,336	46,900	-	5,724	6,202	51,219
8	27,038	24,548	2,870	250	361	(280)	10,140	-
9	15,415	14,509	1,401	213	222	855	971	-
10	855,378	107,422	8,218	5,716	5,386	15,055	25,078	-
11	7,162,731	459,687	96,880	83,879	28,888	11,789	87,659	331,638
12	682,295	89,224	1,700	9,590	2,388	3,496	29,545	59,754
13	9,512	9,456	-	37	-	(67)	6,188	19,366
14	80	-	-	-	-	-	(267)	-

(1) Financial information is as of 31 December 2007, but fair value information is as of 31 March 2008.

(*) The legal name of Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ has been changed as Garanti Kültür AŞ on 8 February 2008.

5.1.8.2 *Movement of investments in subsidiaries*

	Current Period	Prior Period
Balance at Beginning of Period	577,408	604,152
Movements during the Period	58,031	(26,744)
Acquisitions and Capital Increases	-	187
Bonus Shares Received (*)	-	45,605
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	(55,238)
Reclassifications	-	(11,312)
Increase/(Decrease) in Market Values	(11,202)	22,884
Currency Differences on Foreign Subsidiaries	68,070	(29,069)
Impairment Reversals/(Losses)	(1,163)	199
Balance at End of Period	635,439	577,408
Capital Commitments	562	562
Share Percentage at the End of Period (%)	-	-

(*) In prior period, Garanti Bank International NV increased its capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings at 17 April 2007. Garanti Faktoring Hizmetleri AŞ increased its capital from YTL 15,989 thousands to YTL 16,849 thousands through appropriation from its retained earnings at 8 August 2007.

5.1.8.3 *Sectoral distribution of investments in subsidiaries*

	Current Period	Prior Period
Banks	376,465	310,612
Insurance Companies	56,545	56,545
Factoring Companies	28,378	39,580
Leasing Companies	76,169	76,169
Finance Companies	88,443	86,226
Other Subsidiaries	9,439	8,276

(Thousands of New Turkish Lira (YTL))

5.1.8.4 Quoted subsidiaries

	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	28,378	39,580
Quoted at International Stock Exchanges	-	-

5.1.8.5 Valuation methods of investments in subsidiaries

	Current Period	Prior Period
Valued at Cost	202,049	202,049
Valued at Fair Value	424,210	367,341
Valued by Equity Method of Accounting	9,180	8,018

5.1.8.6 Investments in subsidiaries disposed during the current period

None.

5.1.8.7 Investments in subsidiaries acquired during the current period

None.

5.1.9 Investments in Joint-Ventures

None.

5.1.10 Lease receivables (net)

None.

5.1.11 Derivative financial assets held for risk management

5.1.11.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	221	-	31,960
Net foreign investment hedges	-	-	-	-
Total	-	**221**	-	**31,960**

The four interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of prior period are exercised before their due dates at 9 January 2008 and 16 January 2008. The Bank recognized USD 38,670,000 (equivalent of YTL 45,002 thousands) that was collected on the date of these transactions as per the related agreements, under "trading account income".

5.1.12 Tangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.13 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.14 Investment property

None.

5.1.15 Deferred tax asset

As of 31 March 2008, the Bank has a deferred tax asset of YTL 35,934 thousands (31 December 2007: YTL 52,944 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences.

The Bank does not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 March 2008. However, there is a deferred tax asset of YTL 100,941 thousands (31 December 2007: YTL 103,883 thousands) and deferred tax liability of YTL 65,007 thousands (31 December 2007: YTL 50,939 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.16 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	115,599	117,255
Accumulated Depreciation	(2,749)	(2,101)
Net Book Value	112,850	115,154
End of Current Period		
Additions	1,299	24,962
Disposals (Cost)	(17,355)	(26,618)
Disposals (Accumulated Depreciation)	846	746
Impairment Losses (-)	-	-
Depreciation Expense for Current Period	(282)	(1,394)
Currency Translation Differences on Foreign Operations		-
Cost	99,543	115,599
Accumulated Depreciation	(2,185)	(2,749)
Net Book Value	97,358	112,850

As of 31 March 2008, the rights of repurchase on various assets held for sale amount to YTL 15,129 thousands (31 December 2007: YTL 29,850 thousands).

(Thousands of New Turkish Lira (YTL))

5.1.17 Other assets

5.1.17.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint Ventures	36,032	31,412
Sale of Real Estates (*)	27,366	1,427
Sale of Other Assets	2,843	2,843
Total	**66,241**	**35,682**

(*) On 11 March 2008, the Bank sold a real estate with a net book value of YTL 40,581 thousands to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of YTL 42,693 thousands). USD 15,000,000 of the sale price was collected on the date of sale, the remaining USD 20,000,000 will be collected in a one-year term. A gain of YTL 2,112 thousands was recognized as income on this transaction.

5.1.17.2 Prepaid expenses

	Current Period	Prior Period
Prepaid Expenses	270,965	231,262

5.1.18 Accrued interest and income

The details of accrued interest and income allocated to the related items on the assets side of the balance sheet are as follows:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	36,463	10,855	38,920	11,802
Financial Assets at Fair Value through Profit or Loss	419	1,395	873	3,020
Banks	95,012	17,489	61,067	32,654
Interbank Money Markets	-	-	-	-
Financial Assets Available-for-Sale	483,242	31,793	723,009	125,391
Loans	553,028	280,873	288,420	205,706
Investments Held-to-Maturity	25,695	928	170,780	819
Other Accruals	14,522	594	13,509	2,749
Total	**1,208,380**	**343,928**	**1,296,578**	**382,141**

(Thousands of New Turkish Lira (YTL))

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,191,428	-	4,579,852	7,464,012	160,508	120,905	77,926	-	13,594,631
Foreign Currency Deposists	4,261,320	-	6,886,561	6,403,671	631,153	984,140	589,994	79,754	19,836,593
Residents in Turkey	3,848,764	-	6,639,178	6,174,139	604,374	358,635	398,251	78,746	18,102,087
Residents in Abroad	412,556	-	247,383	229,532	26,779	625,505	191,743	1,008	1,734,506
Public Sector Deposits	550,172	-	4,278	7,192	292	2,296	57	-	564,287
Commercial Deposits	1,782,074	-	2,747,660	1,132,297	93,116	102,798	6,146	-	5,864,091
Other	172,258	-	53,649	74,664	1,134	166	208	-	302,079
Precious Metal Deposits	59,818	-	83	1,918	-	2,365	23,602		87,786
Bank Deposits	333,043	-	1,309,143	287,488	13,636	2,030	107,133	-	2,052,473
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	12,876	-	490,452	262	134	-	-	-	503,724
Foreign Banks	165,831	-	818,691	287,226	13,502	2,030	107,133	-	1,394,413
Special Purpose Financial Institutions	154,336	-	-	-	-	-	-	-	154,336
Other	-	-	-	-	-	-	-	-	-
Total	8,350,113	-	15,581,226	15,371,242	899,839	1,214,700	805,066	79,754	42,301,940

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,055,069	-	3,546,376	7,469,353	187,532	96,210	90,235	-	12,444,775
Foreign Currency Deposists	3,898,591	-	6,313,000	6,415,792	459,651	642,799	529,841	66,946	18,326,620
Residents in Turkey	3,573,267	-	6,032,076	6,254,723	434,700	341,056	371,478	66,119	17,073,419
Residents in Abroad	325,324	-	280,924	161,069	24,951	301,743	158,363	827	1,253,201
Public Sector Deposits	384,378	-	82,765	6,044	31	1,412	55	-	474,685
Commercial Deposits	1,604,318	-	2,368,499	1,759,179	130,036	83,825	5,687	-	5,951,544
Other	65,314	-	68,840	114,700	1,547	227	258	-	250,886
Precious Metal Deposits	35,438	-	1,465	1,488	3,112	3,424	17,114	-	62,041
Bank Deposits	332,632	-	921,019	222,901	16,347	6,513	88,139	-	1,587,551
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	10,419	-	416,892	234	-	4,797	-	-	432,342
Foreign Banks	188,266	-	504,127	222,667	16,347	1,716	88,139	-	1,021,262
Special Purpose Financial Institutions	133,947	-	-	-	-	-	-	-	133,947
Other	-	-	-	-	-	-	-	-	-
Total	7,375,740	-	13,301,964	15,989,457	798,256	834,410	731,329	66,946	39,098,102

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	6,534,566	6,011,198	6,815,964	6,261,780
Foreign Currency Saving Deposits	3,038,355	2,987,805	7,087,606	6,578,805
Other Saving Deposits	6,543	1,969	68,880	48,387
Deposits held at Foreign Branches Under Foreign Insurance Coverage	-	-	-	-
Deposits held at Off-Shore Branches Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits not covered by insurance limits

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	478,695	380,627
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	223,345	196,751
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward deals	22,173	3,718	9,657	4,384
Swaps	174,857	117,315	404,811	17,476
Futures	-	-	-	482
Options	54,108	11,388	14,167	300
Other	-	-	-	-
Total	**251,138**	**132,421**	**428,635**	**22,642**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	207,566	75,210	203,445	56,930
Foreign Banks, Institutions and Funds	1,820,881	8,439,499	1,079,383	7,218,886
Total	**2,028,447**	**8,514,709**	**1,282,828**	**7,275,816**

(Thousands of New Turkish Lira (YTL))

5.2.3.1 *Maturities of funds borrowed*

	Current Period		Prior Period	
	YTL	**FC**	**YTL**	**FC**
Short-Term	207,566	1,809,060	203,445	1,579,378
Medium and Long-Term	1,820,881	6,705,649	1,079,383	5,696,438
Total	**2,028,447**	**8,514,709**	**1,282,828**	**7,275,816**

5.2.3.2 *Disclosures for concentration areas of bank's liabilities*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Other external funds

Funds provided through repurchase transactions:

	Current Period		Prior Period	
	YTL	**FC**	**YTL**	**FC**
Domestic Transactions	**5,804,354**	-	**6,667,163**	-
Financial Institutions and Organizations	5,730,234	-	6,591,635	-
Other Institutions and Organizations	28,301	-	32,920	-
Individuals	45,819	-	42,608	-
Foreign Transactions	**781,670**	**666,997**	**780,742**	**728,986**
Financial Institutions and Organizations	781,147	666,997	780,157	728,986
Other Institutions and Organizations	243	-	125	-
Individuals	280	-	460	-
Total	**6,586,024**	**666,997**	**7,447,905**	**728,986**

5.2.5 Lease payables (Net)

5.2.5.1 *Financial lease payables*

	Current Period		Prior Period	
	Gross	**Net**	**Gross**	**Net**
Up to 1 Year	46,907	44,186	47,588	44,712
1-4 Years	9,052	8,404	10,815	10,026
More than 4 Years	-	-	-	-
Total	**55,959**	**52,590**	**58,403**	**54,738**

5.2.5.2 *Operational lease agreements*

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

(Thousands of New Turkish Lira (YTL))

5.2.6 Derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	849	-	249
Net foreign investment hedges	-	-	-	-
Total	-	849	-	249

5.2.7 Provisions

5.2.7.1 General provisions

	Current Period	Prior Period
General Provision for	349,128	280,660
Loans and Receivables in Group I	290,395	250,216
Loans and Receivables in Group II	24,168	65
Non-Cash Loans	34,565	30,379
Other	-	-

5.2.7.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	588	22,284
Medium and Long-Term Loans	17,466	94,562
Total	18,054	116,846

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.7.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.7.4 Other provisions

5.2.7.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	153,000	32,000

The Bank has provided a general reserve amounting YTL 131,000 thousands for possible additional liabilities which probably will incur after the transfer of the liabilities of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" ("the Fund") to Social Security Foundation (SSF) in accordance with Law no. 5754 accepted and approved by the Turkish Parliament at 17 April 2008, and currently not enacted.

YTL 10,000 thousands of the prior period's general provision has been cancelled in the current period.

(Thousands of New Turkish Lira (YTL))

5.2.7.4.2 Other provisions

	Current Period	Prior Period
Reserve for Employee Benefits	197,019	140,372
Provision for Promotion Expenses of Credit Cards (*)	42,785	49,219
Other Provisions	54,877	57,324
Total	**294,681**	**246,915**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

5.2.8 Tax liability

5.2.8.1 Current tax liability

5.2.8.1.1 Tax liability

As of 31 March 2008, the Bank had a current tax liability of YTL 894 thousands (31 December 2007: YTL 104,582 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.8.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	894	104,582
Taxation on Securities Income	14,174	56,827
Taxation on Real Estates Income	1,259	980
Banking Insurance Transaction Tax	11,621	27,097
Foreign Exchange Transaction Tax	4,029	2,991
Value Added Tax Payable	440	1,513
Others	8,290	15,314
Total	**40,707**	**209,304**

5.2.8.1.3 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	10	3
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	20	16
Bank Pension Fund Premium-Employer	49	29
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	328	342
Unemployment Insurance-Employer	579	608
Others	-	-
Total	**986**	**998**

5.2.8.2 Deferred tax liability

None.

5.2.9 Liabilities for assets held for sale and assets of discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.2.10 Subordinated debts

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.11 Shareholders' equity

5.2.11.1 Paid-in capital

	Current Period	Prior Period
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

5.2.11.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

5.2.11.3 Capital increases in current period

None.

5.2.11.4 Capital increases from capital reserves in current period

None.

5.2.11.5 Capital commitments for current and future financial periods

None.

5.2.11.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.11.7 Information on privileges given to stocks representing the capital

None.

5.2.11.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates, Subsidiaries and Joint-ventures	**28,993**	**23,387**	**(14,755)**	**20,985**
Valuation difference	176	23,387	9,138	20,985
Exchange rate difference	28,817	-	(23,893)	-
Securities Available-for-Sale	**(97,881)**	**11,490**	**110,262**	**91,565**
Valuation difference	(97,881)	11,490	110,262	91,565
Exchange rate difference	-	-	-	-
Total	**(68,888)**	**34,877**	**95,507**	**112,550**

(Thousands of New Turkish Lira (YTL))

5.2.11.9 Revaluation surplus

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	27,717	-	27,717	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

5.2.11.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 561 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Garanti Yatırım Menkul Değerler AŞ by YTL 942 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.11.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	137,747	137,421
II. Legal Reserve	18,790	18,790
Special Reserves	-	-

5.2.11.12 Extraordinary reserves

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	1,275,689	1,275,689
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

5.2.12 Accrued interest and expenses

The details of accrued interest and expenses allocated to the related items on the liability side of the balance sheet are as follows:

	Current Period		Prior Period	
	FC	YTL	FC	YTL
Deposits	143,807	53,008	150,404	48,801
Funds Borrowed	76,392	66,159	85,367	80,446
Interbank Money Markets	64,453	4,359	57,620	3,963
Other Accruals	23,184	1,993	26,959	2,982
Total	**307,836**	**125,519**	**320,350**	**136,192**

(Thousands of New Turkish Lira (YTL))

5.3 Off-Balance Sheet Items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	6,836,491	5,749,874
Letters of Guarantee in YTL	3,937,867	3,924,978
Letters of Credit	2,440,644	1,919,538
Bills of Exchange and Acceptances	133,949	116,487
Others	-	-
Total	**13,348,951**	**11,710,877**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 2,363 thousands (31 December 2007: YTL 1,763 thousands) is made for unliquidated non-cash loans of YTL 11,363 thousands (31 December 2007: YTL 5,832 thousands) recorded under the off-balance sheet items in the accompanying financial statements.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 March 2008, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 875,000,000 (31 December 2007: USD 875,000,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	252,170	268,951
With Original Maturity of 1 Year or Less	49,768	77,737
With Original Maturity of More Than 1 Year	202,402	191,214
Other Non-Cash Loans	14,001,811	12,087,015
Total	**14,253,981**	**12,355,966**

5.3.1.4 Sectoral risk concentration of non-cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.1.5 Non-cash loans classified under Group I and II

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.3 Contingent liabilities and assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4 Income Statement

5.4.1 Interest Income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-term loans	523,391	49,156	464,721	43,516
Medium and long-term loans	456,778	238,194	198,365	177,236
Loans under follow-up	5,339	-	7,966	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**985,508**	**287,350**	**671,052**	**220,752**

(*) Includes fee and commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	2,013	-	13,057	-
Domestic Banks	952	1,378	7,290	224
Foreign Banks	45,613	23,144	9,246	29,260
Foreign Head Offices and Branches	-	-	-	-
Total	**48,578**	**24,522**	**29,593**	**29,484**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	2,879	859	3,705	1,986
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	430,809	57,391	324,709	96,019
Investments Held-to-Maturity	113,497	4,101	106,397	1,727
Total	**547,185**	**62,351**	**434,811**	**99,732**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest received from Investments in Associates and Subsidiaries	7,826	3,064

(Thousands of New Turkish Lira (YTL))

5.4.2 Interest Expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	57,853	106,141	21,112	109,989
Central Bank of Turkey	-	-	-	-
Domestic Banks	7,559	993	6,990	658
Foreign Banks	50,294	105,148	14,122	109,331
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	10,799	-	9,247
Total	57,853	116,940	21,112	119,236

(*) Includes fee and commission expenses on borrowings

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest paid to Investments in Associates and Subsidiaries	5,603	7,230

5.4.2.3 Interest expenses on securities issued

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits						Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	
Turkish Lira								
Bank Deposits	2,447	22,994	-	-	-	-	-	25,441
Saving Deposits	388	166,027	302,060	6,795	4,307	3,264	-	482,841
Public Sector Deposits	25	3,104	7,668	6	98	2	-	10,903
Commercial Deposits	6,442	142,364	52,618	2,239	6,245	232	-	210,140
Other	62	2,073	4,113	51	11	8	-	6,318
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	9,364	336,562	366,459	9,091	10,661	3,506	-	735,643
Foreign Currency								
Foreign Currency Deposits	2,091	59,515	60,151	5,442	9,498	8,513	688	145,898
Bank Deposits	-	6,898	-	-	-	-	-	6,898
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	-	-	17	45	-	62
Total FC	2,091	66,413	60,151	5,442	9,515	8,558	688	152,858
Grand Total	11,455	402,975	426,610	14,533	20,176	12,064	688	888,501

5.4.2.5 Interest expense on repurchase agreements

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4.2.6 *Financial lease expenses*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 *Interest expenses on factoring payables*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.4 Trading income/losses (Net)

	Current Period	Prior Period
Income	**1,525,742**	**621,731**
Trading Account Income	507,857	270,926
Derivative financial instruments	469,247	226,462
Others	38,610	44,464
Foreign Exchange Losses	1,017,885	350,805
Losses (-)	**1,435,952**	**658,152**
Trading Account Losses	410,174	299,939
Derivative financial instruments	398,823	285,967
Others	11,351	13,972
Foreign Exchange Losses	1,025,778	358,213
Total	**89,790**	**(36,421)**

5.4.5 Other operating income

The items under "other operating income" consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

Furthermore, the Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank will collect through conciliation from the tax office due to the prepaid taxes in 2005, is agreed to be YTL 131,178 thousands. This amount is recorded as current period income in the accompanying financial statements under "other operating income".

(Thousands of New Turkish Lira (YTL))

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	53,947	42,221
Loans and receivables in Group III	*30,814*	*20,156*
Loans and receivables in Group IV	*7,762*	*16,923*
Loans and receivables in Group V	*15,371*	*5,142*
General Provisions	66,567	30,670
Provision for Possible Losses	131,000	-
Impairment Losses on Securities	699	503
Financial assets at fair value through profit or loss	*699*	*332*
Financial assets available-for-sale	-	*171*
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	6	-
Associates	-	-
Subsidiaries	*6*	-
Joint Ventures	-	-
Investments Held-to-Maturity	-	-
Others	2,177	1,247
Total	**254,396**	**74,641**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	197,438	143,404
Reserve for Employee Termination Benefits	-	2,675
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	1	1
Depreciation Expenses of Tangible Assets	37,630	32,150
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	1,058	5,449
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	282	-
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	204,736	140,446
Operational Lease related Expenses	*23,070*	*17,950*
Repair and Maintenance Expenses	*3,803*	*3,192*
Advertisement Expenses	*17,231*	*13,235*
Other Expenses	*160,632*	*106,069*
Loss on Sale of Assets	2,794	2
Others	140,903	59,494
Total	**584,842**	**383,621**

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4.9 Provision for taxes including taxes from discontinued operations

As of 31 March 2008, the Bank recorded a tax expense of YTL 124,672 thousands (31 March 2007: YTL 101,632 thousands) and a deferred tax expense of YTL 6,828 thousands (31 March 2007: YTL 3,068 thousands).

Deferred tax income/expense on timing differences:

Deferred tax income/(expense) on timing difference	Current Period
Increase in tax deductable timing differences (+)	14,894
Decrease in tax deductable timing differences (-)	11,078
Increase in taxable timing differences (-)	12,152
Decrease in taxable timing differences (+)	1,508
Total	**(6,828)**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(decrease) in tax deductable timing differences (net)	3,816
(Increase)/decrease in taxable timing differences (net)	(10,644)
Increase/(decrease) in tax losses (net)	-
Increase/(decrease) in tax deductions and exemptions (net)	-
Total	**(6,828)**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of the Bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

5.5 Statement of Changes in Shareholders' Equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.6 Statement of Cash Flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with the Bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and Other Receivables						
Balance at beginning of period	953,386	61,690	1	1,090	65,794	168,482
Balance at end of period	1,134,368	53,356	26,204	1,087	69,064	189,666
Interest and Commission Income	9,371	27	4	1	1,541	161

Prior Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and Other Receivables						
Balance at beginning of period	668,516	22,923	224,108	8,253	25,793	41,793
Balance at end of period	953,386	61,690	1	1,090	65,794	168,482
Interest and Commission Income	3,129	22	1	69	814	264

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Deposits						
Balance at beginning of period	154,208	204,325	86,051	75,693	235,532	126,686
Balance at end of period	165,674	154,208	53,257	86,051	346,256	235,532
Interest Expense	5,603	7,230	3,774	3,212	4,561	3,143

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Transactions at Fair Value through Profit or Loss:						
Beginning of Period	-	-	-	-	-	-
End of Period	7,951	-	-	-	-	-
Total Profit/(Loss)	88	(1)	-	-	-	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/(Loss)	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 The Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 530,140 thousands (31 December 2007: YTL 449,373 thousands) compose 1.23% (31 December 2007: 1.21%) of the Bank's total cash loans and 0.74% (31 December 2007: 0.66%) of the Bank's total assets. The total loans and similar receivables amounting YTL 1,229,636 thousands (31 December 2007: YTL 1,019,181 thousands) compose 1.71% (31 December 2007: YTL 1.51%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 244,109 thousands (31 December 2007: YTL 231,262 thousands) compose 1.71% (31 December 2007: 1.87%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 565,187 thousands (31 December 2007: YTL 475,791 thousands) compose 1.34% (31 December 2007: 1.22%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Note 5.1.8.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

At 11 March 2008, the Bank sold a real estate with a net book value of YTL 40,581 thousands to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of YTL 42,693 thousands). USD 15 millions of the sale price was collected on the date of sale, the remaining USD 20,000,000 will be collected in a one-year term. A gain of YTL 2,112 thousands was recognized as income on this transaction.

5.8 Domestic, Foreign and Off-Shore Branches or Investments and Foreign Reprensentative Offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.9 Significant Events and Matters Arising Subsequent to Balance Sheet Date

- A part of the Bank's non-performing loan portfolio amounting YTL 98,221 thousands is sold to a local asset management company at a sale price of YTL 28,898 thousands. The sale price is fully recognized as income as of 3 April 2008, as the sold receivables were fully provisoned in the Bank's financial statements previously.

- As per the decision taken during the General Assembly of GarantiBank International NV at 14 April 2008, the company's share capital has been increased from EUR 159,470,00 to EUR 196,567,000. EUR 35,011,000 of this capital increase is from the prior year earnings and EUR 2,086,000 is from share premium. The bonus shares appropriated from the prior year earnings and amounted EUR 35,011,000 (equivalent of YTL 71,668 thousands) is recognized as dividend income at 15 April 2008.

- During the General Assembly meeting of Garanti Faktoring Hizmetleri AŞ held at 16 April 2008, it has been decided to increase the share capital of the company from YTL 16,849 thousands to YTL 17,960 thousands by YTL 1,111 thousands through appropriation from the 2007 net income reported in the financial statements prepared in accordance with International Financial Reporting Standards as per the Article XI no.25 of the Capital Market Board, and accordingly to issue bonus shares for this amount and to transfer the remaining earnings to reserves.

- Social Security Law No. 5754 ("the Law") which requires the transfer of the liabilites of the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" ("the Fund") established as per the temporary article no.20 of the Social Security Law no.506 is accepted and approved by the Turkish Parliament at 17 April 2008. As of the reporting date, the related Law has not been enacted yet.

- It has been resolved in the Bank's board of directors meeting held at 22 April 2008 that:

  In the light of demands of the Bank's local and foreign investors concerning the cancellation of the Bank's founder share certificates (holders of which have right to 10% of the net profit of the Bank) to eliminate the negative impact the founder shares have over the market value of the Bank's shares, it has become necessary to cancel the founder share certificates. In this regard, it is resolved that; 370 founder share certificates of the Bank will be cancelled after purchasing at a price value of YTL 3,876 thousands per share (in total YTL 1,434,234 thousands) in accordance with the value determined by the Istanbul 5th Commercial Court of First Instance; the total consideration will be covered from the extraordinary reserves of the Bank; the founder share certificates will be destroyed following their purchase; and the head office of the Bank will be authorized to file necessary applications with the Banking Regulatory and Supervisory Agency, the Capital Market Board of Turkey and the other relevant official authorities in order to conclude the above-mentioned process.

  It is resolved that the Articles 15, 16 and 45 of the Articles of Association of the Bank will be amended, and the head office of the Bank is authorized to file necessary applications with the Banking Regulatory and Supervisory Agency, the Capital Market Board of Turkey and the other relevant official authorities in order to conclude the above-mentioned process and execute any and all operations related thereto.

  The issued capital of the Bank will be increased by YTL 2,100,000 thousands (100%) and accordingly from YTL 2,100,000 thousands to YTL 4,200,000 thousands within the registered share capital ceiling of the Bank of YTL 7,000,000 thousands; the current shareholders will participate in the capital increase through the coupon no.20 (which grants the right to obtain new shares), by paying a nominal value of YKr 1 per share (which has a nominal value of YKr 1); the portion of the coupons (which grants the right to obtain new shares) unused by the current shareholders will be sold to the investors in the stock exchange; and the head office of the Bank is authorized to obtain any approval and permission with respect to the capital increase and conduct any and all operations in this regard.

5.10 Other Disclosures on Activities of the Bank

5.10.1 The Bank's latest international risk ratings

MOODY'S *(December 2007*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2007*)*

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Negative

FITCH RATINGS *(January 2008*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(December 2007*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(Thousands of New Turkish Lira (YTL))

5.10.2 Dividends

At the Annual General Assembly dated 3 April 2008, it was decided to distribute the profit of 2007 as follows:

2007 PROFIT DISTRIBUTION TABLE	
2007 Net Profit	2,315,616
A – I. Legal reserve (Turkish Commercial Code 466/1) at 5%	(115,781)
Undistributable funds	(570,567)
B – First dividend at 5% of the Paid Capital	-
C – Extraordinary reserves at 5% after above deductions	-
D – Dividend to the owners of the Founder Shares	
E – Extraordinary reserves	(1,629,268)
F – II.Legal reserve (Turkish Commercial Code 466/2)	-

6 Independent Auditors' Review Report

6.1 Disclosure on independent auditors' review report

The Bank's unconsolidated interim financial statements as of 31 March 2008, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 1 May 2008 that except for the effects of the matter explained in the paragraph 3 of the review report, nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 31 March 2008.

....

KPMG

Türkiye Garanti Bankası Anonim Şirketi

And Its Financial Affiliates

Consolidated Financial Statements

As of and For the Three-Month Period Ended

31 March 2008

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

1 May 2008

This report contains "Independent Auditors' Review Report" comprising 1 page and, "Consolidated Financial Statements and Related Disclosures and Footnotes" comprising 81 pages.

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 75 00
Internet www.kpmg.com.tr

Convenience Translation of the Independent Auditors' Review Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the consolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") and its financial affiliates as of 31 March 2008 and the related consolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the three-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

The Bank has provided a general reserve amounting YTL 131 millions, fully charged as an expense to the income statement as of and for the three month period ended 31 March 2008 in the accompanying consolidated financial statements for possible additional liabilities, which probably will incur after the transfer of the liabilities of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" ("the Fund") to Social Security Foundation (SSF) in accordance with Law no. 5754 accepted and approved by the Turkish Parliament on 17 April 2008, and currently not enacted.

Based on our review, except for the effect on the consolidated financial statements of the matter referred to in the paragraph 3, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, the financial position of the Bank and its financial affiliates as of 31 March 2008 and the result of its operations and cash flows for the three-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Articles 37 and 38 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

İstanbul,
1 May 2008

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner

Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1. the accompanying consolidated financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Interim Financial Report
as of and for the Three-Month Period Ended 31 March 2008

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The consolidated interim financial report for the three-month period ended 31 March 2008 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about Parent Bank
2. Consolidated Financial Statements of Parent Bank
3. Accounting Policies
4. Consolidated Financial Position and Results of Operations of Group
5. Disclosures and Footnotes on Consolidated Financial Statements
6. Independent Auditors' Review Report

The consolidated subsidiaries and associates in the scope of this consolidated financial report are the followings:

Subsidiaries	Associates
1.Garanti Bank International NV	1.Eureko Sigorta AŞ
2.Garanti Finansal Kiralama AŞ	
3.Garanti Bank Moscow	
4.Garanti Faktoring Hizmetleri AŞ	
5.Garanti Emeklilik ve Hayat AŞ	
6.Garanti Yatırım Menkul Kıymetler AŞ	
7.Garanti Portföy Yönetimi AŞ	
8.Garanti Financial Services Plc	
9.Garanti Fund Management Co Ltd	

The consolidated financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying consolidated financial statements are presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk	**M. Cüneyt Sezgin**	**Des O'Shea**	**S. Ergun Özen**	**Aydın Şenel**	**Aylin Aktürk**
Board of Directors Chairman	Audit Committee Member	Audit Committee Member	General Manager	Executive Vice President Responsible of Financial Reporting	Coordinator

The authorized contact person for questions on this financial report:

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

SECTION ONE		Page No:

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of parent bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 624 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 Parent bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during period and information on its risk group

As of 31 March 2008, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 shares of the Bank at a nominal value of YTL 97.650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of business consisting of financial services, automotive, media, tourism and service sectors with more than 19,800 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services. GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

(Thousands of New Turkish Lira (YTL))

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

1.3 Information on parent bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	18 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	26 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	23 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	34 years
Charles Edward Alexander	Member	22.12.2005	University	28 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	Master	31 years
Oliver B.R.V. Piani	Member	21.02.2007	Master	27 years
Dmitri Lysander Stockton	Member	22.12.2005	University	17 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	21 years

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	21 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	30 years
Afzal Mohammed Modak	EVP-Finance & Accounting	20.07.2007	Master	23 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	Master	16 years
Ali Temel	EVP-Loans	21.10.1999	University	18 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	14 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	26 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	23 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	17 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	16 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	23 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	27 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	13 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (YTL))

1.4 Information on parent bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	559,900	26.6619%	559,900	-
GE Araştırma ve Müşavirlik Limited Şti	437,856	20.8503%	437,856	-

In accordance with the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

1.5 Summary information on parent bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Consolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 31 March 2008

	ASSETS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 March 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	5.1.1	**965,056**	**4,722,457**	**5,687,513**	**3,186,970**	**4,050,061**	**7,237,031**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	5.1.2	**586,143**	**812,120**	**1,398,263**	**281,010**	**750,690**	**1,031,700**
2.1	Financial assets held for trading		278,877	612,079	890,956	236,454	690,782	927,236
2.1.1	Government securities		257,275	73,313	330,588	225,090	107,044	332,134
2.1.2	Equity securities		12,539	13	12,552	1,462	-	1,462
2.1.3	Other securities		9,063	538,753	547,816	9,902	583,738	593,640
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		307,266	200,041	507,307	44,556	59,908	104,464
III.	**BANKS**	5.1.3	**1,582,837**	**4,760,511**	**6,343,348**	**1,058,305**	**4,523,469**	**5,581,774**
IV.	**INTERBANK MONEY MARKETS**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	5.1.4	**9,878,764**	**3,688,296**	**13,567,060**	**9,839,136**	**3,712,231**	**13,551,367**
5.1	Equity securities		24,232	53,410	77,642	37,193	37,674	74,867
5.2	Government securities		9,715,302	2,034,509	11,749,811	9,690,401	2,268,068	11,958,469
5.3	Other securities		139,230	1,600,377	1,739,607	111,542	1,406,489	1,518,031
VI.	**LOANS**	5.1.5	**25,129,209**	**20,200,952**	**45,330,161**	**22,649,101**	**16,352,923**	**39,002,024**
6.1	Loans		24,791,510	20,200,952	44,992,462	22,342,086	16,352,898	38,694,984
6.1.1	Loans to bank's risk group	5.7	32,876	84,015	116,891	22,720	71,062	93,782
6.1.2	Other		24,758,634	20,116,937	44,875,571	22,319,366	16,281,836	38,601,202
6.2	Loans under follow-up		884,602	6,934	891,536	846,538	5,776	852,314
6.3	Specific provisions (-)		546,903	6,934	553,837	539,523	5,751	545,274
VII.	**FACTORING RECEIVABLES**	5.1.6	**298,327**	**268,348**	**566,675**	**345,643**	**148,757**	**494,400**
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	5.1.7	**3,342,055**	**541,349**	**3,883,404**	**3,498,885**	**801,475**	**4,300,360**
8.1	Government securities		3,338,765	513,874	3,852,639	3,495,683	777,619	4,273,302
8.2	Other securities		3,290	27,475	30,765	3,202	23,856	27,058
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	5.1.8	**31,322**	-	**31,322**	**29,260**	-	**29,260**
9.1	Associates consolidated under equity accounting		31,059	-	31,059	28,997	-	28,997
9.2	Unconsolidated associates		263	-	263	263	-	263
9.2.1	Financial investments in associates		-	-	-	-	-	-
9.2.2	Non-financial investments in associates		263	-	263	263	-	263
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	5.1.9	**10,857**	**661**	**11,518**	**9,694**	**540**	**10,234**
10.1	Unconsolidated financial investments in subsidiaries		418	661	1,079	418	540	958
10.2	Unconsolidated non-financial investments in subsidiaries		10,439	-	10,439	9,276	-	9,276
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	5.1.10	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	5.1.11	**524,989**	**1,636,839**	**2,161,828**	**549,408**	**1,396,241**	**1,945,649**
12.1	Financial lease receivables		689,992	1,819,835	2,509,827	690,122	1,560,826	2,250,948
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		165,003	182,996	347,999	140,714	164,585	305,299
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	5.1.12	-	**221**	**221**	-	**31,960**	**31,960**
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	221	221	-	31,960	31,960
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	5.1.13	**1,020,040**	**95,127**	**1,115,167**	**1,048,771**	**72,321**	**1,121,092**
XV.	**INTANGIBLE ASSETS (Net)**	5.1.14	**24,565**	**4,139**	**28,704**	**24,926**	**3,127**	**28,053**
15.1	Goodwill		6,388	-	6,388	6,388	-	6,388
15.2	Other intangibles		18,177	4,139	22,316	18,538	3,127	21,665
XVI.	**INVESTMENT PROPERTY (Net)**	5.1.15	-	-	-	-	-	-
XVII.	**TAX ASSET**		**39,442**	**1,532**	**40,974**	**63,263**	**311**	**63,574**
17.1	Current tax asset		2,166	-	2,166	5,222	-	5,222
17.2	Deferred tax asset	5.1.16	37,276	1,532	38,808	58,041	311	58,352
XVIII.	**ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.1.17	**97,400**	-	**97,400**	**112,886**	-	**112,886**
18.1	Asset held for resale		97,400	-	97,400	112,886	-	112,886
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	5.1.18	**1,594,552**	**239,337**	**1,833,889**	**1,484,191**	**122,938**	**1,607,129**
	TOTAL ASSETS		**45,125,558**	**36,971,889**	**82,097,447**	**44,181,449**	**31,967,044**	**76,148,493**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 31 March 2008

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 March 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	5.2.1	21,929,515	26,313,471	48,242,986	20,196,472	23,493,058	43,689,530
1.1	Deposits from bank's risk group	5.7	226,894	380,433	607,327	204,546	135,893	340,439
1.2	Other		21,702,621	25,933,038	47,635,659	19,991,926	23,357,165	43,349,091
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	5.2.2	297,871	180,674	478,545	501,205	37,388	538,593
III.	**FUNDS BORROWED**	5.2.3	2,650,670	10,156,443	12,807,113	1,812,519	9,088,223	10,900,742
IV.	**INTERBANK MONEY MARKETS**	5.2.4	6,586,024	1,206,521	7,792,545	7,447,905	1,144,051	8,591,956
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		6,586,024	1,206,521	7,792,545	7,447,905	1,144,051	8,591,956
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		2,318,986	122,693	2,441,679	2,384,138	129,090	2,513,228
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**		832,754	357,969	1,190,723	863,062	298,408	1,161,470
IX.	**FACTORING PAYABLES**	5.2.5	-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	5.2.6	-	5,687	5,687	-	4,115	4,115
10.1	Financial lease payables		-	5,687	5,687	-	4,115	4,115
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		-	-	-	-	-	-
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	5.2.7	-	849	849	-	249	249
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	849	849	-	249	249
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	5.2.8	900,018	20,689	920,707	651,197	22,225	673,422
12.1	General provisions		332,532	16,596	349,128	265,965	14,695	280,660
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		198,355	-	198,355	143,883	-	143,883
12.4	Insurance technical provisions (Net)		115,173	-	115,173	101,150	-	101,150
12.5	Other provisions		253,958	4,093	258,051	140,199	7,530	147,729
XIII.	**TAX LIABILITY**	5.2.9	48,320	6,548	54,868	217,521	3,219	220,740
13.1	Current tax liability		47,989	6,548	54,537	217,521	3,189	220,710
13.2	Deferred tax liability		331	-	331	-	30	30
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.2.10	-	-	-	-	-	-
14.1	Asset held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	5.2.11	-	823,910	823,910	-	728,771	728,771
XVI.	**SHAREHOLDERS' EQUITY**	5.2.12	7,328,237	9,598	7,337,835	6,983,672	142,005	7,125,677
16.1	Paid-in capital		2,100,000	-	2,100,000	2,100,000	-	2,100,000
16.2	Capital reserves		649,473	6,751	656,224	886,218	139,484	1,025,702
16.2.1	Share premium		-	-	-	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		(102,669)	7,430	(95,239)	81,517	108,020	189,537
16.2.4	Revaluation surplus on tangible assets		29,864	-	29,864	29,864	-	29,864
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		1,509	-	1,509	1,509	-	1,509
16.2.8	Hedging reserves (effective portion)		(51,785)	(679)	(52,464)	774	31,464	32,238
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		1,647,505	2,847	1,650,352	1,560,342	2,521	1,562,863
16.3.1	Legal reserves		165,846	2,847	168,693	165,846	2,521	168,367
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,388,561	-	1,388,561	1,388,561	-	1,388,561
16.3.4	Other profit reserves		93,098	-	93,098	5,935	-	5,935
16.4	Profit or loss		2,905,197	-	2,905,197	2,413,778	-	2,413,778
16.4.1	Prior periods profit/loss		2,413,778	-	2,413,778	-	-	-
16.4.2	Current period net profit/loss		491,419	-	491,419	2,413,778	-	2,413,778
16.5	Minority interest		26,062	-	26,062	23,334	-	23,334
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		42,892,395	39,205,052	82,097,447	41,057,691	35,090,802	76,148,493

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Off-Balance Sheet Items
At 31 March 2008

OFF-BALANCE SHEET ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
		CURRENT PERIOD 31 March 2008			PRIOR PERIOD 31 December 2007		
		YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)		**26,217,674**	**43,250,276**	**69,467,950**	**23,960,000**	**32,425,848**	**56,385,848**
I. GUARANTEES AND SURETIES	5.3.1	**3,933,208**	**11,092,897**	**15,026,105**	**3,921,013**	**8,969,994**	**12,891,007**
1.1. Letters of guarantee		3,932,908	6,995,237	10,928,145	3,920,019	5,849,586	9,769,605
1.1.1. Guarantees subject to State Tender Law		304,396	507,069	811,465	306,986	423,552	730,538
1.1.2. Guarantees given for foreign trade operations		308,270	416,396	724,666	303,752	326,670	630,422
1.1.3. Other letters of guarantee		3,320,242	6,071,772	9,392,014	3,309,281	5,099,364	8,408,645
1.2. Bank acceptances		300	133,649	133,949	600	115,887	116,487
1.2.1. Import letter of acceptance		300	122,266	122,566	600	107,622	108,222
1.2.2. Other bank acceptances		-	11,383	11,383	-	8,265	8,265
1.3. Letters of credit		-	3,904,116	3,904,116	394	2,915,806	2,916,200
1.3.1. Documentary letters of credit		-	3,198	3,198	-	1,649	1,649
1.3.2. Other letters of credit		-	3,900,918	3,900,918	394	2,914,157	2,914,551
1.4. Guaranteed prefinancings		-	-	-	-	-	-
1.5. Endorsements		-	-	-	-	-	-
1.5.1. Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2. Other endorsements		-	-	-	-	-	-
1.6. Underwriting commitments		-	-	-	-	-	-
1.7. Factoring related guarantees		-	-	-	-	-	-
1.8. Other guarantees		-	59,895	59,895	-	88,715	88,715
1.9. Other sureties		-	-	-	-	-	-
II. COMMITMENTS		**13,318,304**	**4,956,288**	**18,274,592**	**13,139,200**	**3,675,756**	**16,814,956**
2.1. Irrevocable commitments		13,318,304	4,955,860	18,274,164	13,139,200	3,675,366	16,814,566
2.1.1. Asset purchase commitments		282,029	2,317,432	2,599,461	50,554	1,689,412	1,739,966
2.1.2. Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3. Share capital commitments to associates and subsidiaries		812	-	812	812	-	812
2.1.4. Loan granting commitments		2,560,555	1,443,040	4,003,595	2,327,523	924,924	3,252,447
2.1.5. Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6 Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7. Commitments for cheque payments		1,263,818	-	1,263,818	1,852,451	-	1,852,451
2.1.8. Tax and fund obligations on export commitments		22,626	-	22,626	24,398	-	24,398
2.1.9. Commitments for credit card limits		7,924,254	7,272	7,931,526	7,619,252	-	7,619,252
2.1.10. Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11. Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12. Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13. Other irrevocable commitments		1,264,210	1,188,116	2,452,326	1,264,210	1,061,030	2,325,240
2.2. Revocable commitments		-	428	428	-	390	390
2.2.1. Revocable loan granting commitments		-	-	-	-	-	-
2.2.2. Other revocable commitments		-	428	428	-	390	390
III. DERIVATIVE FINANCIAL INSTRUMENTS	5.3.2	**8,966,162**	**27,201,091**	**36,167,253**	**6,899,787**	**19,780,098**	**26,679,885**
3.1. Derivative financial instruments held for risk managemen		-	3,401	3,401	-	58,282	58,282
3.1.1. Fair value hedges		-	-	-	-	-	-
3.1.2. Cash flow hedges		-	3,401	3,401	-	58,282	58,282
3.1.3. Net foreign investment hedges		-	-	-	-	-	-
3.2. Trading derivatives		8,966,162	27,197,690	36,163,852	6,899,787	19,721,816	26,621,603
3.2.1. Forward foreign currency purchases/sales		1,124,021	1,633,747	2,757,768	863,438	1,217,606	2,081,044
3.2.1.1. Forward foreign currency purchases		620,411	733,837	1,354,248	340,766	665,557	1,006,323
3.2.1.2. Forward foreign currency sales		503,610	899,910	1,403,520	522,672	552,049	1,074,721
3.2.2. Currency and interest rate swaps		4,484,627	12,763,881	17,248,508	4,840,279	10,157,286	14,997,565
3.2.2.1. Currency swaps-purchases		1,879,946	6,763,894	8,643,840	1,215,757	6,023,664	7,239,421
3.2.2.2. Currency swaps-sales		2,600,844	5,985,130	8,585,974	3,622,066	4,123,014	7,745,080
3.2.2.3. Interest rate swaps-purchases		1,088	7,596	8,684	417	5,401	5,818
3.2.2.4. Interest rate swaps-sales		2,749	7,261	10,010	2,039	5,207	7,246
3.2.3. Currency, interest rate and security options		3,222,438	12,246,546	15,468,984	1,077,653	7,711,274	8,788,927
3.2.3.1. Currency call options		1,371,470	6,008,300	7,379,770	370,616	3,798,693	4,169,309
3.2.3.2. Currency put options		1,651,658	5,898,532	7,550,190	635,057	3,417,318	4,052,375
3.2.3.3. Interest rate call options		-	91,700	91,700	-	81,200	81,200
3.2.3.4. Interest rate put options		-	-	-	-	-	-
3.2.3.5. Security call options		100,054	124,917	224,971	37,344	113,283	150,627
3.2.3.6. Security put options		99,256	123,097	222,353	34,636	300,780	335,416
3.2.4. Currency futures		133,559	131,696	265,255	114,417	82,650	197,067
3.2.4.1. Currency futures-purchases		125,077	768	125,845	83,070	2,219	85,289
3.2.4.2. Currency futures-sales		8,482	130,928	139,410	31,347	80,431	111,778
3.2.5. Interest rate futures		-	5,240	5,240	-	-	-
3.2.5.1. Interest rate futures-purchases		-	2,620	2,620	-	-	-
3.2.5.2. Interest rate futures-sales		-	2,620	2,620	-	-	-
3.2.6. Others		1,517	416,580	418,097	4,000	553,000	557,000
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)		**135,314,776**	**88,958,235**	**224,273,011**	**129,941,310**	**67,836,609**	**197,777,919**
IV. ITEMS HELD IN CUSTODY		**42,352,175**	**13,977,329**	**56,329,504**	**46,920,619**	**12,856,015**	**59,776,634**
4.1. Customers' securities held		19,927,858	3,289,665	23,217,523	21,162,119	3,625,534	24,787,653
4.2. Investment securities held in custody		16,300,843	1,441,813	17,742,656	20,241,857	1,385,719	21,627,576
4.3. Checks received for collection		4,628,289	668,372	5,296,661	4,204,954	494,980	4,699,934
4.4. Commercial notes received for collection		1,465,979	1,994,260	3,460,239	1,281,717	1,631,219	2,912,936
4.5. Other assets received for collection		6,493	6,266,486	6,272,979	7,197	5,402,214	5,409,411
4.6. Assets received through public offering		-	21,499	21,499	-	18,805	18,805
4.7. Other items under custody		22,713	295,234	317,947	22,775	297,544	320,319
4.8. Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		**92,962,601**	**74,980,906**	**167,943,507**	**83,020,691**	**54,980,594**	**138,001,285**
5.1. Securities		134,790	6,549	141,339	169,805	5,555	175,360
5.2. Guarantee notes		13,395,241	5,807,507	19,202,748	11,971,031	4,942,492	16,913,523
5.3. Commodities		157	-	157	157	-	157
5.4. Warranties		-	518,487	518,487	-	463,776	463,776
5.5. Real estates		15,748,944	18,752,129	34,501,073	13,345,519	7,900,332	21,245,851
5.6. Other pledged items		63,683,299	49,895,844	113,579,143	57,534,009	41,668,096	99,202,105
5.7. Pledged items-depository		170	390	560	170	343	513
VI. CONFIRMED BILLS OF EXCHANGE AND SURETIES		-	-	-	-	-	-
		-	-	-	-	-	-
TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**161,532,450**	**132,208,511**	**293,740,961**	**153,901,310**	**100,262,457**	**254,163,767**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Income Statement
For the Three-Month Period Ended 31 March 2008

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 1 January 2008- 31 March 2008	PRIOR PERIOD 1 January 2007- 31 March 2007
I.	**INTEREST INCOME**	5.4.1	2,228,737	1,803,700
1.1	Interest income on loans		1,315,176	938,857
1.2	Interest income on reserve deposits		48,699	41,807
1.3	Interest income on banks		116,208	88,319
1.4	Interest income on money market transactions		971	8,094
1.5	Interest income on securities portfolio		642,956	572,356
1.5.1	Trading financial assets		10,622	13,394
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		500,482	424,559
1.5.4	Investments held-to-maturity		131,852	134,403
1.6	Financial lease income		59,326	39,724
1.7	Other interest income		45,401	114,543
II.	**INTEREST EXPENSE**	5.4.2	1,382,824	1,099,078
2.1	Interest on deposits		942,188	754,571
2.2	Interest on funds borrowed		220,691	168,620
2.3	Interest on money market transactions		218,379	172,926
2.4	Interest on securities issued		783	725
2.5	Other interest expenses		783	2,236
III.	**NET INTEREST INCOME (I - II)**		845,913	704,622
IV.	**NET FEES AND COMMISSIONS INCOME**		405,953	310,702
4.1	Fees and commissions received		494,008	403,812
4.1.1	Non-cash loans		28,448	28,852
4.1.2	Others		465,560	374,960
4.2	Fees and commissions paid		88,055	93,110
4.2.1	Non-cash loans		53	76
4.2.2	Others		88,002	93,034
V.	**DIVIDEND INCOME**	5.4.3	93	309
VI.	**NET TRADING INCOME/LOSSES (Net)**	5.4.4	69,121	(57,013)
6.1	Trading account income/losses (Net)		76,000	(51,562)
6.2	Foreign exchange gains/losses (Net)		(6,879)	(5,451)
VII.	**OTHER OPERATING INCOME**	5.4.5	217,179	136,109
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		1,538,259	1,094,729
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	5.4.6	260,172	87,256
X.	**OTHER OPERATING EXPENSES (-)**	5.4.7	645,396	466,776
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		632,691	540,697
XII.	**INCOME RESULTED FROM MERGERS**		-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		2,062	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	5.4.8	634,753	540,697
XVI.	**PROVISION FOR TAXES (±)**	5.4.9	140,606	111,404
16.1	Current tax charge		134,388	107,839
16.2	Deferred tax charge/(credit)		6,218	3,565
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	5.4.10	494,147	429,293
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	5.4.8	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	5.4.9	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	5.4.10	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	5.4.11	494,147	429,293
23.1	Equity holders of the bank		491,419	428,963
23.2	Minority interest		2,728	330
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		234	204

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Income/Expense Items Accounted under Shareholders' Equity

For the Three-Month Period Ended 31 March 2008

INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY		THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 31 March 2008	PRIOR PERIOD 31 March 2007
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	(334,266)	(71,618)
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	86,780	(20,581)
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	(32,143)	(784)
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	(65,699)	28,148
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	-	-
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	63,339	21,569
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	(281,989)	(43,267)
XI.	CURRENT PERIOD PROFIT/LOSSES	494,147	429,293
1.1	Net changes in fair value of securities (transferred to income statement)	3,148	8,858
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	490,999	420,435
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	212,158	386,027

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Changes in Shareholders' Equity
For the Three-Month Period Ended 31 March 2008

THOUSANDS OF NEW TURKISH LIRA (YTL)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Revaluation Surplus on Assets Held for Sale and Assets of Discontinued Operations	Shareholders' Equity before Minority Interest	Minority Interest	Total Shareholders' Equity
	PRIOR PERIOD - 31 March 2007																			
I.	Balances at beginning of the period		2,100,000	772,554	-	-	100,653	-	526,745	36,923	-	1,165,311	122,704	2,147	990	(19,370)	-	4,816,617	7,770	4,824,387
II.	Correction made as per TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1	Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effect of changes in accounting policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	100,653	-	526,745	36,923	-	1,165,311	122,704	2,147	990	(19,370)	-	4,816,617	7,770	4,824,387
	Changes during the period																			
IV.	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Market value changes of securities		-	-	-	-	-	-	-	-	-	-	(44,419)	-	-	-	-	(44,419)	-	(44,419)
VI.	Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	21,734	-	21,734	-	21,734
6.1	Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(784)	-	(784)	-	(784)
6.2	Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	22,518	-	22,518	-	22,518
VII.	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Translation differences		-	-	-	-	(16)	-	-	(20,575)	-	-	10	-	-	-	-	(20,581)	-	(20,581)
XI.	Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.2	Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Share issuance		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII.	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIX.	Current period net profit/loss		-	-	-	-	-	-	-	-	428,963	-	-	-	-	-	-	428,963	330	429,293
XX.	Profit distribution		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20.1	Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20.2	Transfers to reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20.3	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		2,100,000	772,554	-	-	100,637	-	526,745	16,348	428,963	1,165,311	78,295	2,147	990	2,364	-	5,202,314	8,100	5,210,414
	CURRENT PERIOD - 31 March 2008																			
I.	Balances at beginning of the period		2,100,000	772,554	-	-	160,367	-	1,308,561	5,935	-	2,413,778	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677
	Changes during the period	5.5.1																		
II.	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Market value changes of securities		-	-	-	-	-	-	-	-	-	-	(284,067)	-	-	-	-	(284,067)	-	(284,067)
IV.	Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(84,702)	-	(84,702)	-	(84,702)
4.1	Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(32,143)	-	(32,143)	-	(32,143)
4.2	Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	(52,559)	-	(52,559)	-	(52,559)
V.	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Translation differences		-	-	-	-	326	-	-	87,163	-	-	(709)	-	-	-	-	86,780	-	86,780
IX.	Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.2	Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Share issuance	5.5.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	Current period net profit/loss		-	-	-	-	-	-	-	-	491,419	-	-	-	-	-	-	491,419	2,728	494,147
XVIII.	Profit distribution		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18.1	Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18.2	Transfers to reserves	5.5.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18.3	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Balances at end of the period (I+II+III+......+XVI+XVII+XVIII)		2,100,000	772,554	-	-	160,693	-	1,308,561	93,098	491,419	2,413,778	(95,239)	29,864	1,509	(52,464)	-	7,311,773	26,062	7,337,835

The accompanying notes are an integral part of these consolidated financial statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Cash Flows
For the Three-Month Period Ended 31 March 2008

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 March 2008	PRIOR PERIOD 31 March 2007
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**	5.6	**682,726**	**700,307**
1.1.1	Interests received		2,013,858	1,842,049
1.1.2	Interests paid		(1,399,661)	(1,033,166)
1.1.3	Dividend received		93	309
1.1.4	Fees and commissions received		405,953	330,291
1.1.5	Other income		279,900	95,591
1.1.6	Collections from previously written-off loans and other receivables		5,341	7,965
1.1.7	Payments to personnel and service suppliers		(496,059)	(417,979)
1.1.8	Taxes paid		(126,699)	(124,753)
1.1.9	Others		-	-
1.2	**Changes in operating assets and liabilities**	5.6	**919,557**	**276,127**
1.2.1	Net (increase) decrease in financial assets held for trading		43,467	(219,410)
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		2,297,593	(437,458)
1.2.4	Net (increase) decrease in loans		(6,627,843)	(2,368,807)
1.2.5	Net (increase) decrease in other assets		(525,344)	(162,323)
1.2.6	Net increase (decrease) in bank deposits		778,756	252,540
1.2.7	Net increase (decrease) in other deposits		3,763,099	2,995,251
1.2.8	Net increase (decrease) in funds borrowed		1,223,339	222,825
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		(33,510)	(6,491)
I.	**Net cash flow from banking operations**	5.6	**1,602,283**	**976,434**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**	5.6	**(180,552)**	**(827,318)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		-	(250)
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	-
2.3	Purchases of tangible assets		(73,608)	(46,398)
2.4	Sales of tangible assets		73,977	678
2.5	Cash paid for purchase of financial assets available-for-sale, net		(1,076,355)	(740,338)
2.6	Cash obtained from sale of financial assets available-for-sale, net		546,703	-
2.7	Cash paid for purchase of investments held-to-maturity		-	(46,935)
2.8	Cash obtained from sale of investments held-to-maturity		348,731	5,925
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(16)**	**(151)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		-	-
3.5	Payments for financial leases		(16)	(151)
3.6	Others		-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**(6,879)**	**(5,451)**
V.	**Net increase in cash and cash equivalents (I+II+III+IV)**	5.6	**1,414,836**	**143,514**
VI.	**Cash and cash equivalents at beginning of period**	5.6	**4,315,192**	**4,149,369**
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6	**5,730,028**	**4,292,883**

The accompanying notes are an integral part of these consolidated financial statements.

(Thousands of New Turkish Lira (YTL))

3 Accounting Policies

3.1 Basis of presentation

As per the Articles 37 and 38 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its consolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulation and Supervision Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying consolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying consolidated financial statements are explained in Notes 3.2 to 3.24.

3.2 Strategy for use of financial instruments and foreign currency transactions

3.2.1 Strategy for use of financial instruments

The liability side of the balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank and its financial affiliates have access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank and its financial affiliates are keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

(Thousands of New Turkish Lira (YTL))

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement.

Foreign currency differences arising from the conversion of the net investments in subsidiaries in foreign countries into YTL are classified as "other profit reserves" under the shareholders' equity. The financial liabilities in foreign currencies are designated as hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instruments under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches and consolidated financial affiliates, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Information on consolidated subsidiaries

As of 31 March 2008, Türkiye Garanti Bankası Anonim Şirketi and the following financial affiliates are consolidated in the accompanying consolidated financial statements; Garanti Bank International (GBI), Garanti Bank Moscow (Garanti Moscow), Garanti Finansal Kiralama AŞ (Garanti Finansal Kiralama), Garanti Yatırım Menkul Kıymetler AŞ (Garanti Yatırım), Garanti Portföy Yönetimi AŞ (Garanti Portföy), Garanti Emeklilik AŞ (Garanti Emeklilik), Garanti Faktoring Hizmetleri AŞ (Garanti Faktoring), Garanti Fund Management Co Ltd (GFM) ve Garanti Financial Services Plc (GFS).

Garanti Sigorta AŞ was established in 1989 to perform insurance activities. In 1992, it was decided to operate life and health branches under a different company and accordingly Garanti Hayat Sigorta AŞ was established. Garanti Hayat Sigorta AŞ was converted into a private pension company in compliance with the legislation early in 2003 and its name was changed as Garanti Emeklilik ve Hayat AŞ. Following the sale transactions that took place on 21 June 2007, the Bank owns 20% of Garanti Sigorta AŞ that its name has been changed as Eureko Sigorta AŞ at 1 October 2007 and 84.91% of Garanti Emeklilik. Eureko Sigorta AŞ is accounted under equity accounting method in the accompanying consolidated financial statements. The head offices of these companies are in Istanbul.

Garanti Finansal Kiralama was established in 1990 to perform financial lease activities. The company's head office is in Istanbul. The Bank owns 98.94% of the company's shares through direct and indirect shareholdings.

Garanti Faktoring was established in 1990 to perform import, export and domestic factoring activities. The company's head office is in Istanbul. The Bank and T. İhracat Bankası AŞ own 55.40% and 9.78% of the company's shares, respectively. The remaining 34.82% shares are held by public.

GBI was established in 1990 by the Bank to perform banking activities in abroad. The head office of this bank is in Amsterdam. It is wholly owned by the Bank.

Garanti Yatırım was established in 1991 to perform brokerage activities for marketable securities, valuable papers and documents representing financial values or financial commitments of issuing parties other than securities. The company's head office is in Istanbul. It is wholly owned by the Bank.

(Thousands of New Turkish Lira (YTL))

Garanti Moscow was established in 1996 to perform banking activities in abroad. This bank's head office is in Moscow. The Bank and Garanti Financial Services plc own 75.02% and 24.86% of the company shares, respectively.

Garanti Portföy was established in June 1997 to manage the customer portfolios by using the capital market products in compliance with the principles and rules of the regulations regarding the company's purpose of establishment and the portfolio management agreements signed with the customers. The company's head office is in Istanbul. It is wholly owned by the Bank.

GFS was established in Ireland in December 1997 to perform financial activities. The Bank owns 99.99% of the company's shares.

Liquidation or sales of the associates and subsidiaries:

The Bank sold 80% and 15% shares of its consolidated subsidiaries, Garanti Sigorta AŞ and Garanti Emeklilik ve Hayat AŞ, respectively to Eureko BV on 21 June 2007.

The liquidation of GFM is expected to be completed during the year 2008.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank and its financial affiliates do not have any embedded derivatives.

In accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

General

Interest income and expenses are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest income of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

Insurance business

Earned premiums: The premiums of life and non-life branches comprise the premiums due on contracts, net of cancellations, issued during a financial year. These premiums are recorded in the financial statements by taking the reserve for unearned premiums into consideration.

Unearned premium reserve: Insurance companies are required to allocate reserves for unearned premium for all in-force policies. In compliance with the Insurance Supervision Act no.7397, the unearned premium reserve is calculated for all outstanding policies during the balance sheet period after deducting commissions on an accrual basis.

Life assurance provision: Insurance companies operating in life insurance business are required to provide life assurance provision for future guaranteed policy benefits. The life assurance provision is computed by the actuary by taking the mortality assumptions officially applicable for Turkish insurance companies. Revenues arising from the conversion of these provisions into investment, are also taken into consideration while calculating life assurance provisions.

Provision for outstanding claims: Provision is allocated for the outstanding claims incurred and reported but not yet settled as of the reporting period end. Such provisions should be calculated taking into account the results of the appraisal reports or the preliminary assessments of the insured customer and the expert. Moreover, additional provision is allocated for outstanding claims incurred but not reported as of the balance sheet date.

Financial lease operations

Total of minimum rental payments including interests and principals are recorded under "financial lease receivables" as gross. The difference, i.e. the interest, between the total of rental payments and the cost of the related tangible asset is recorded under "unearned income". When the rent payment incurs, the rent amount is deducted from "financial lease receivables"; and the interest portion is recorded as interest income in the income statement.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank and its financial affiliates have the intent and ability to hold until maturity, excluding originated loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Financial assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and originated loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised through providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

Specific allowances for non-performing loan and other receivables are provided in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. Such allowances are deducted from loans under follow-up on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts for Banks. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations and related borrowings

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

(Thousands of New Turkish Lira (YTL))

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank or its financial affiliates have no discontinued operations.

3.12 Goodwill and other intangible assets

The intangible assets consist of goodwill, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in accordance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. From the beginning of 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Goodwill represents the excess of the total acquisition costs over the shares owned in the net assets of the acquired company at the date of acquisition. The "net goodwill" resulted from the acquisition of the investment and to be included in the consolidated balance sheet, is calculated based on the financial statements of the investee company as adjusted according to the required accounting principles.

If any goodwill is computed at consolidation, it is recorded under intangible assets on the asset side of the consolidated balance sheet as an asset. It is assessed to identify whether there is any indication of impairment. If any such indication exists, the necessary provision is recorded as an expense in the income statement. The goodwill is not amortized.

Estimated useful lives of the intangible assets except for goodwill, are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in accordance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

(Thousands of New Turkish Lira (YTL))

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	**Estimated useful lives (years)**	**Depreciation Rates (%) after 1 January 2005**	**Depreciation Rates (%) before 1 January 2005**
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. From the beginning of 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

(Thousands of New Turkish Lira (YTL))

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank or its financial affiliates. If an inflow of economic benefits has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Obligations concerning employee rights

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignation or misbehaviours.

The Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in accordance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits".

The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 March 2008	31 December 2007
Discount Rate	5.71%	5.71%
Expected Rate of Salary/Limit Increase	5.00%	5.00%
Estimated Employee Turnover Rate	5.81%	5.81%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in accordance with TAS 19.

The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506.

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the funds' contributors and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the Social Security Foundation ("the SSF") within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007.

(Thousands of New Turkish Lira (YTL))

The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account. At 17 April 2008 Social Security Law No. 5754 ("the Law") is accepted and approved by Turkish Parliament. As of the reporting date the related Law has not been enacted yet.

As per the provisional article 20 of the article 73 of the related Law;

The present value of the liability for each fund, in terms of the individuals transferred as of the transfer date, including the contributors left the fund, should be calculated by taking the following principles into account;

a) The technical interest rate to be used for the actuarial calculation is 9.80 %.

b) The present value of obligations is calculated taking into account the fund's income and expenses within the context of the related Law.

The financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article. As per the actuarial report dated 15 February 2008 and prepared in accordance with the principles explained above, there is no inherited deficit determined which requires any provision.

The other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' contributors and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SGK, are to be covered by the funds or the institutions that employ the funds' contributors.

Other than the employees of the Bank, the retirement-related benefits of the employees of the consolidated subsidiaries and associates are subject to the SSF in case of domestic investees and to the legislations of the related countries in case of foreign investee companies. There are no obligations not reflected in the accompanying consolidated financial statements.

3.18 Taxation

3.18.1 Corporate tax

Effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

(Thousands of New Turkish Lira (YTL))

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the Turkish tax legislation, the tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

In Holland, corporate income tax is levied at the rate of 25.5% (31 December 2006: 29.6%) on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward to offset against future taxable income for nine years. Tax losses can be carried back to the prior year. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assesment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% (31 December 2007: 40%) over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

(Thousands of New Turkish Lira (YTL))

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

In compliance with TAS 12, the deferred tax assets and liabilities of the consolidated affiliates are presented on the asset and liability sides of financial statements seperately, without any offsetting.

3.19 Funds borrowed

Funds are generated from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 March 2008, the Bank or its financial affiliates do not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

(Thousands of New Turkish Lira (YTL))

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

Information on the business segments on a consolidated basis is as follows as of 31 March 2008:

Current Period	**Retail Banking**	**Corporate Banking**	**Investment Banking**	**Other**	**Total Operations**
Total Operating Profit	422,404	546,011	300,631	269,120	1,538,166
Other	-	-	-	-	-
Total Operating Profit	**422,404**	**546,011**	**300,631**	**269,120**	**1,538,166**
Net Operating Profit	283,656	296,906	154,942	(100,844)	634,660
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	93	93
Net Operating Profit	**283,656**	**296,906**	**154,942**	**(100,751)**	**634,753**
Provision for Taxes	-	-	-	140,606	140,606
Net Profit	**283,656**	**296,906**	**154,942**	**(241,357)**	**494,147**
Segment Assets	14,629,375	31,435,548	25,566,829	10,422,855	82,054,607
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	42,840	42,840
Undistributed Items	-	-	-	-	-
Total Assets	**14,629,375**	**31,435,548**	**25,566,829**	**10,465,695**	**82,097,447**
Segment Liabilities	25,988,924	17,219,639	20,932,530	10,618,519	74,759,612
Shareholders' Equity	-	-	-	7,337,835	7,337,835
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**25,988,924**	**17,219,639**	**20,932,530**	**17,956,354**	**82,097,447**
Other Segment Items	**99,892**	**243,266**	**(158,637)**	**489,433**	**673,954**
Capital Expenditure	-	-	-	69,748	69,748
Depreciation Expenses	-	-	-	42,181	42,181
Impairment Losses	-	-	705	259,467	260,172
Other Non-Cash Income/Expenses	99,892	243,266	(159,342)	118,037	301,853
Restructuring Costs	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

3.24 Other disclosures

3.24.1 Reclassifications

Leasehold improvements amounting YTL 91,432 thousands as of 31 December 2007, are classified to "tangible assets" from "intangible assets".

Prepaid taxes amounting YTL 5,222 thousands as of 31 December 2007, in "other assets" are classified to "tax asset".

Commissions received for cash loans amounting YTL 26,133 thousands are classified to "interest income on loans" and commissions paid for funds borrowed amounting YTL 6,544 thousands are classified to "interest expense on funds borrowed" as of 31 March 2007.

Foreign exchange gains/losses amounting YTL 15,074 thousands as of 31 March 2007, are classified from "other interest expenses" to "foreign exchange gains/losses".

4 Consolidated Financial Position and Results of Operations

4.1 Consolidated capital adequacy ratio

The Bank's consolidated capital adequacy ratio is 12.90% (unconsolidated capital adequacy ratio: 14.10%) as of 31 March 2008.

4.1.1 Risk measurement methods in calculation of consolidated capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted once more and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

(Thousands of New Turkish Lira (YTL))

4.1.2 Consolidated capital adequacy ratio

	Risk Weightings						
	Parent Bank Only						
	0%	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Value at Credit Risk							
Balance Sheet Items (Net)	**13,261,542**	-	**2,541,374**	**10,772,965**	**31,208,767**	**517,365**	7,573
Cash on Hand	435,805	-	2,132	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	2,409,249	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	655,000	-	2,015,783	-	686,604	-	-
Interbank Money Market Placements	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	2,773,470	-	-	-	-	-	-
Loans	2,866,766	-	260,230	10,597,048	27,714,295	517,365	7,573
Loans under Follow-Up (Net)	-	-	-	-	337,698	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	3,524,255	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	66,241	-	-
Miscellaneous Receivables	24,711	-	-	-	72,190	-	-
Accrued Interest and Income	116,767	-	111,044	175,917	631,731	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	635,022	-	-
Tangible Assets (Net)	-	-	-	-	1,017,216	-	-
Other Assets	455,519	-	152,185	-	47,770	-	-
Off-Balance Sheet Items	**1,479,091**	-	**1,300,904**	**625,626**	**8,259,347**	-	-
Non-Cash Loans and Commitments	1,479,091	-	984,899	625,626	8,238,696	-	-
Derivative Financial Instruments	-	-	316,005	-	20,651	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**14,740,633**	-	**3,842,278**	**11,398,591**	**39,468,114**	**517,365**	7,573

(Thousands of New Turkish Lira (YTL))

	Risk Weightings						
	Consolidated						
	0%	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Value at Credit Risk							
Balance Sheet Items (Net)	**15,117,247**	**-**	**3,928,832**	**11,167,999**	**35,965,866**	**517,365**	**7,573**
Cash on Hand	455,345	-	2,132	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	2,409,249	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	2,157,785	-	3,046,141	-	1,008,117	-	-
Interbank Money Market Placements	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	2,773,470	-	-	-	-	-	-
Loans	2,828,480	-	541,739	10,691,573	30,121,131	517,365	7,573
Loans under Follow-Up (Net)	-	-	-	-	337,699	-	-
Lease Receivables	56,434	-	55,909	296,378	1,727,576	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	3,824,168	-	-	-	27,676	-	-
Receivables from Term Sale of Assets	-	-	-	-	66,241	-	-
Miscellaneous Receivables	24,711	-	-	-	698,740	-	-
Accrued Interest and Income	129,187	-	130,726	180,048	662,099	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	10,702	-	-
Tangible Assets (Net)	-	-	-	-	1,136,444	-	-
Other Assets	458,418	-	152,185	-	169,441	-	-
Off-Balance Sheet Items	**1,489,569**	**-**	**1,323,560**	**625,626**	**8,823,164**	**-**	**-**
Non-Cash Loans and Commitments	1,479,091	-	984,899	625,626	8,742,838	-	-
Derivative Financial Instruments	10,478	-	338,661	-	80,326	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**16,606,816**	**-**	**5,252,392**	**11,793,625**	**44,789,030**	**517,365**	**7,573**

4.1.3 Summary information related to consolidated capital adequacy ratio

	Parent Bank Only	
	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	46,727,059	41,927,303
Value at Market Risk (VaMR)	2,903,538	579,538
Value at Operational Risk (VaOR)	5,766,996	4,520,072
Shareholders' Equity	7,811,075	7,206,570
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	14.10%	15.32%

	Consolidated	
	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	52,527,515	46,859,414
Value at Market Risk (VaMR)	4,129,738	1,550,094
Value at Operational Risk (VaOR)	6,621,287	5,299,036
Shareholders' Equity	8,163,930	7,506,982
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	12.90%	13.98%

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of consolidated shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,100,000	2,100,000
Nominal Capital	2,100,000	2,100,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	168,693	168,367
I. Legal Reserve (Turkish Commercial Code 466/1)	145,066	144,740
II. Legal Reserve (Turkish Commercial Code 466/2)	23,627	23,627
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,388,561	1,388,561
Reserve Allocated as per the Decision held by the General Assembly	1,388,561	1,388,561
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,905,197	2,413,778
Current Period Profit	491,419	2,413,778
Prior Periods Profit	2,413,778	-
Provision for Possible Losses (upto 25% of Core Capital)	153,000	32,000
Income on Sale of Investments in Associates, Subsidiaries and Real Estate	27,717	27,717
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Minority Interest	26,062	23,334
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	-	91,432
Prepaid Expenses (-)	290,056	257,923
Intangible Assets (-)	28,704	28,053
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Goodwill (Net) (-)	-	-
Total Core Capital	**7,541,784**	**6,926,311**
SUPPLEMENTARY CAPITAL	-	-
General Provisions	349,128	280,660
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus Shares of Associates, Subsidiaries and Joint-Ventures (Business Partnership)	1,509	1,509
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	768,222	672,492
45% of Securities Value Increase Fund	(111,292)	75,319
Associates and Subsidiaries	-	-
Investment Securities Available for Sale	(111,292)	75,319
Other Reserves	40,634	38,173
Total Supplementary Capital	**1,049,167**	**1,069,119**
TIER III CAPITAL	-	-
CAPITAL	**8,590,951**	**7,995,430**

(Thousands of New Turkish Lira (YTL))

DEDUCTIONS FROM CAPITAL	**427,021**	**488,448**
Unconsolidated Investments in Banks and Financial Institutions	32,138	29,955
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Banks and Financial Institutions' Assets and Liabilities that are not Fully Consolidadet but Included Using Equity Accounting	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	76,123	81,085
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**8,163,930**	**7,506,982**

4.2 Consolidated credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Consolidated market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly on a bank only basis and quarterly on a consolidated basis.

(Thousands of New Turkish Lira (YTL))

4.3.1 Value at market risk on a consolidated basis

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	206,799
(II) Capital Obligation against Specific Risks - Standard Method	96,425
(III) Capital Obligation against Currency Risk - Standard Method	12,406
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks – Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	14,749
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	**-**
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**330,379**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**4,129,738**

4.3.2 Average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Consolidated operational risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.5 Consolidated currency risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 March 2008, the Bank and its financial affiliates' net 'on balance sheet' foreign currency short position amounts to YTL 50,156 thousands (31 December 2007: YTL 1,584,354 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 601,696 thousands (31 December 2007: YTL 1,633,572 thousands), while net foreign currency long position amounts to YTL 551,540 thousands (31 December 2007: YTL 49,218 thousands).

The consolidated foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	USD	EUR	Yen (100)	GBP
The Bank's foreign currency purchase rate at balance sheet date	1.3100	2.0771	1.3163	2.6036
Foreign currency rates for the days before balance sheet date;				
Day 1	1.2850	2.0250	1.2891	2.5561
Day 2	1.2850	2.0255	1.2891	2.5562
Day 3	1.2675	2.0020	1.2688	2.5556
Day 4	1.2500	1.9698	1.2605	2.5008
Day 5	1.2300	1.9175	1.2294	2.4581
Last 30-days arithmetical average rate	1.2308	1.9103	1.2219	2.4634

(Thousands of New Turkish Lira (YTL))

The Bank's consolidated currency risk:

	Euro	USD	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	797,717	3,841,869	191	82,680	4,722,457
Banks	1,525,088	3,142,087	18,575	74,761	4,760,511
Financial Assets at Fair Value through Profit/Loss	236,691	552,741	837	8,439	798,708
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	192,260	3,421,705	-	74,331	3,688,296
Loans (*)	7,833,092	13,455,738	33,089	965,785	22,287,704
Investments in Associates, Subsidiaries and Joint-Ventures	661	-	-	-	661
Investments Held-to-Maturity	41,154	500,195	-	-	541,349
Derivative Financial Assets Held for Risk Management	-	221	-	-	221
Tangible Assets	81,106	685	-	13,336	95,127
Intangible Assets	3,541	1	-	597	4,139
Other Assets	1,233,052	814,944	4,569	47,386	2,099,951
Total Assets	**11,944,362**	**25,730,186**	**57,261**	**1,267,315**	**38,999,124**
Liabilities					
Bank Deposits	422,625	1,057,350	9	286,440	1,766,424
Foreign Currency Deposits	10,887,749	12,669,807	93,884	807,821	24,459,261
Interbank Money Market Takings	201,936	1,004,585	-	-	1,206,521
Other Fundings	3,262,277	7,716,427	1,649	-	10,980,353
Securities Issued	-	-	-	-	-
Miscellaneous Payables	63,113	54,225	-	5,355	122,693
Derivative Financial Liabilities Held for Risk Management	-	849	-	-	849
Other Liabilities (**)	220,616	183,026	4,391	105,146	513,179
Total Liabilities	**15,058,316**	**22,686,269**	**99,933**	**1,204,762**	**39,049,280**
Net 'On Balance Sheet' Position	**(3,113,954)**	**3,043,917**	**(42,672)**	**62,553**	**(50,156)**
Net 'Off-Balance Sheet' Position	**3,457,592**	**(2,980,660)**	**48,470**	**76,294**	**601,696**
Derivative Assets	5,154,952	8,812,391	516,948	663,977	15,148,268
Derivative Liabilities	(1,697,360)	(11,793,051)	(468,478)	(587,683)	(14,546,572)
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**12,364,285**	**20,062,782**	**41,212**	**858,003**	**33,326,282**
Total Liabilities	**12,535,259**	**21,379,824**	**73,076**	**922,477**	**34,910,636**
Net 'On Balance Sheet' Position	**(170,974)**	**(1,317,042)**	**(31,864)**	**(64,474)**	**(1,584,354)**
Net 'Off-Balance Sheet' Position	**334,335**	**1,056,302**	**31,247**	**211,688**	**1,633,572**
Derivative Assets	2,161,009	8,443,840	168,964	686,720	11,460,533
Derivative Liabilities	(1,826,674)	(7,387,538)	(137,717)	(475,032)	(9,826,961)
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting YTL 2,086,752 thousands included under YTL loans in the accompanying balance sheet are presented above under the related foreign currency code.

(**) Other liabilities also include gold deposits of YTL 87,786 thousands.

(Thousands of New Turkish Lira (YTL))

4.5.1 Currency risk exposure

The possible increases or decreases in the shareholders' equity and the profit/loss (excluding tax effect) as per an assumption of devaluation by 10% of YTL against currencies mentioned below as of 31 March 2008 and 31 December 2007 are presented in the below table. The other variables, especially the interest rates, are assumed to be fixed in this analysis.

	Current Period		*Prior Period*	
	Profit or Loss of Period	**Shareholders' Equity (*)**	**Profit or Loss of Period**	**Shareholders' Equity (*)**
USD	5,582	6,326	(40,843)	(26,074)
EUR	34,502	34,364	17,157	16,336
Other FCs	14,394	14,465	14,660	14,660
Total, net	**54,478**	**55,155**	**(9,026)**	**4,922**

(*) The effect on shareholders' equity also includes the effect of devaluation by 10% of YTL against other currencies on the profit/loss.

4.6 Consolidated interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

(Thousands of New Turkish Lira (YTL))

4.6.1 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,820,787	-	-	-	-	2,866,726	**5,687,513**
Banks	2,960,205	504,387	2,191,939	238,650	-	448,167	**6,343,348**
Financial Assets at Fair Value through Profit/Loss	3,909	44,795	309,560	334,140	12,904	692,955	**1,398,263**
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	965,012	416,594	5,769,529	4,334,590	1,483,758	597,577	**13,567,060**
Loans	11,747,224	8,735,232	8,831,647	11,632,868	3,194,212	1,188,978	**45,330,161**
Investments Held-to-Maturity	-	135,382	2,882,504	826,469	7,491	31,558	**3,883,404**
Other Assets	212,985	406,345	891,525	1,171,213	87,139	3,118,491	**5,887,698**
Total Assets	**18,710,122**	**10,242,735**	**20,876,704**	**18,537,930**	**4,785,504**	**8,944,452**	**82,097,447**
Liabilities							
Bank Deposits	2,246,176	43,734	467,463	142,481	41,542	275,725	**3,217,121**
Other Deposits	30,745,255	2,776,645	2,698,501	464,622	-	8,340,842	**45,025,865**
Interbank Money Market Takings	6,132,069	350,681	473,524	208,620	550,000	77,651	**7,792,545**
Miscellaneous Payables	-	-	-	-	-	2,441,679	**2,441,679**
Securities Issued	-	-	-	-	-	-	-
Other Fundings	7,400,725	710,734	3,856,457	1,505,703	-	157,404	**13,631,023**
Other Liabilities	-		-	-	-	9,989,214	**9,989,214**
Total Liabilities	**46,524,225**	**3,881,794**	**7,495,945**	**2,321,426**	**591,542**	**21,282,515**	**82,097,447**
On Balance Sheet Long Position	-	**6,360,941**	**13,380,759**	**16,216,504**	**4,193,962**	-	**40,152,166**
On Balance Sheet Short Position	**(27,814,103)**	-	-	-	-	**(12,338,063)**	**(40,152,166)**
Off-Balance Sheet Long Position	**1,106**	**958**	**2,940**	**3,421**	-	-	**8,425**
Off-Balance Sheet Short Position	**(609)**	**(851)**	**(2,865)**	**(1,498)**	-	-	**(5,823)**
Total Position	**(27,813,606)**	**6,361,048**	**13,380,834**	**16,218,427**	**4,193,962**	**(12,338,063)**	**2,602**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Current Period	Euro	USD	Yen	YTL
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	0.95	-	11.43
Banks (*)	3.98-4.15	2.90-8.25	-	6.73-18.50
Financial Assets at Fair Value through Profit/Loss	5.71	4.00-6.52	-	10.00-19.30
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	4.02-10.63	6.61-12.75	-	12.59-21.24
Loans	6.71-10.86	6.60-13.00	2.62	22.54-22.78
Investments Held-to-Maturity	5.75-9.50	6.88-12.38	-	17.36-20.30
Liabilities				
Bank Deposits	4.20-7.08	2.80-6.72	-	15.00-15.58
Other Deposits	1.50-5.00	1.00-6.50	0.46	14.04
Interbank Money Market Takings	4.10	3.03-3.86	-	15.13
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.69-5.86	4.97-6.07	1.84	14.07-17.54

(*) The interest rates for USD and YTL placements at banks are 3.45% and 15.68%, respectively, if the placements with range accrual agreements are excluded.

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,907,841	-	-	-	-	2,329,190	**7,237,031**
Banks	2,611,177	652,582	1,718,307	216,005	-	383,703	**5,581,774**
Financial Assets at Fair Value through Profit/Loss	35,839	23,475	266,192	397,928	40,640	267,626	**1,031,700**
Interbank Money Market Placements	-	-	-	-	-	-	**-**
Financial Assets Available-for-Sale	1,260,214	3,607,494	1,620,136	4,570,102	1,558,148	935,273	**13,551,367**
Loans	9,816,851	7,202,452	8,185,040	10,167,737	2,803,572	826,372	**39,002,024**
Investments Held-to-Maturity	668,982	2,362,014	300,105	781,710	6,573	180,976	**4,300,360**
Other Assets	265,230	285,149	786,132	1,090,802	25,818	2,991,106	**5,444,237**
Total Assets	**19,566,134**	**14,133,166**	**12,875,912**	**17,224,284**	**4,434,751**	**7,914,246**	**76,148,493**
Liabilities							
Bank Deposits	1,508,297	91,135	382,871	129,177	-	324,614	**2,436,094**
Other Deposits	27,359,379	4,138,411	1,764,896	275,143	-	7,715,607	**41,253,436**
Interbank Money Market Takings	7,017,196	432,944	520,865	550,003	-	70,948	**8,591,956**
Miscellaneous Payables	-	-	-	-	-	2,513,228	**2,513,228**
Securities Issued	-	-	-	-	-	-	**-**
Other Fundings	5,805,039	2,040,156	2,889,414	701,682	6,654	186,568	**11,629,513**
Other Liabilities	-	-	-	-	-	9,724,266	**9,724,266**
Total Liabilities	**41,689,911**	**6,702,646**	**5,558,046**	**1,656,005**	**6,654**	**20,535,231**	**76,148,493**
On Balance Sheet Long Position	-	**7,430,520**	**7,317,866**	**15,568,279**	**4,428,097**	-	**34,744,762**
On Balance Sheet Short Position	**(22,123,777)**	-	-	-	-	**(12,620,985)**	**(34,744,762)**
Off-Balance Sheet Long Position	**2,596**	**82**	**731**	-	-	-	**3,409**
Off-Balance Sheet Short Position	**(72)**	**(20,686)**	**(3,777)**	-	-	-	**(24,535)**
Total Position	**(22,121,253)**	**7,409,916**	**7,314,820**	**15,568,279**	**4,428,097**	**(12,620,985)**	**(21,126)**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Prior Period	Euro	USD	Yen	YTL
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.80	-	-	11.81
Banks (*)	3.70-4.50	4.25-6.60	-	17.50-22.65
Financial Assets at Fair Value through Profit/Loss	6.49-6.50	7.00-12.38	-	10.00-18.94
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.13-10.63	6.61-16.54	-	17.37-20.78
Loans	1.05-10.79	7.00-13.90	2.31	22.95-23.71
Investments Held-to-Maturity	9.11-9.88	6.88-12.38	-	17.33-20.78
Liabilities				
Bank Deposits	3.50-7.08	3.75-6.72	-	13.00-16.65
Other Deposits	1.50-5.00	1.00-6.50	0.48	14.73
Interbank Money Market Takings	4.11	5.06-5.20	-	15.44
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.91-5.85	5.52-6.54	1.85	13.66-18.38

(*) The interest rates for USD and YTL placements at banks are 4.97% and 15.96%, respectively, if the placements with range accrual agreements are excluded.

4.6.3 Possible effects of interest rate sensitivity of financial assets and liabilities on profit/loss and shareholders' equity in future period

The sensitivity of the income statement is the effect of possible changes in the interest rates on the net interest income of floating rate financial assets and liabilities not held for trading purposes as of 31 March 2008. The sensitivity of the shareholders' equity as of 31 March 2008, is calculated through revaluating the financial assets available-for-sale taking into account the possible changes in interest rates. The below analysis is prepared only on a bank only basis for the Bank, not on a consolidated basis. The tax effects are not considered in the analysis. The other variables, especially exchange rates, are assumed to be fixed in this analysis. The same method is applied for 31 December 2007. The sensivity of trading portfolio is also included in the below table.

Current Period	**Profit or Loss of Period**		**Shareholders' Equity (*)**	
	increase by 100 bp	**increase by 100 bp**	**increase by 100 bp**	**increase by 100 bp**
Financial assets at fair value through profit or loss	711	(646)	711	(646)
Financial assets available-for-sale	-	-	(215,827)	231,914
Financial assets at floating rates	(291,866)	303,636	(291,866)	303,636
Financial liabilities at floating rates	93,088	(96,506)	93,088	(96,506)
Total, net	**(198,067)**	**206,484**	**(413,894)**	**438,398**

Prior Perod	**Profit or Loss of Period**		**Shareholders' Equity (*)**	
	increase by 100 bp	**increase by 100 bp**	**increase by 100 bp**	**increase by 100 bp**
Financial assets at fair value through profit or loss	(19,041)	20,072	(19,041)	20,072
Financial assets available-for-sale	-	-	(247,139)	269,742
Financial assets at floating rates	(283,524)	296,401	(283,524)	296,401
Financial liabilities at floating rates	89,699	(93,446)	89,699	(93,446)
Total, net	**(212,866)**	**223,027**	**(460,005)**	**492,769**

(*) The effect on shareholders' equity also includes the effect of 100 bps increase or decrease in interest rates on the profit/loss.

(Thousands of New Turkish Lira (YTL))

4.7 Consolidated liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The Bank's liquidity ratios for the first quarter of 2008 and the year 2007 are as follows:

	First Maturity Bracket (Weekly)		**Second Maturity Bracket (Monthly)**	
Current Period	**FC**	**FC + YTL**	**FC**	**FC + YTL**
Average (%)	165.95	157.40	109.59	111.05
Maximum (%)	189.44	179.94	123.88	119.49
Minimum (%)	147.32	138.94	103.27	101.59

	First Maturity Bracket (Weekly)		**Second Maturity Bracket (Monthly)**	
Prior Period	**FC**	**FC + YTL**	**FC**	**FC + YTL**
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,866,726	2,820,787	-	-	-	-	-	5,687,513
Banks	1,186,846	1,917,400	177,827	967,564	1,426,470	667,241	-	6,343,348
Financial Assets at Fair Value through Profit/Loss	15,190	253,959	127,545	498,212	490,370	12,987	-	1,398,263
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	77,642	84,178	233,610	2,708,254	7,984,435	2,478,941		13,567,060
Loans	117,789	8,865,351	5,680,269	7,310,332	14,463,577	8,555,144	337,699	45,330,161
Investments Held-to-Maturity	-	-	135,675	209,657	3,530,802	7,270	-	3,883,404
Other Assets	556,573	360,943	1,044,995	900,305	1,184,924	87,139	1,752,819	5,887,698
Total Assets	**4,820,766**	**14,302,618**	**7,399,921**	**12,594,324**	**29,080,578**	**11,808,722**	**2,090,518**	**82,097,447**
Liabilities								
Bank Deposits	523,414	1,988,720	88,258	375,661	192,590	48,478	-	3,217,121
Other Deposits	9,942,302	29,051,717	2,789,171	2,628,308	513,133	101,234	-	45,025,865
Other Fundings	-	663,145	1,779,094	3,508,313	2,823,137	4,857,334	-	13,631,023
Interbank Money Market Takings	-	6,170,127	353,230	480,680	210,024	578,484	-	7,792,545
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	139,078	1,646,502	16,822	639,277	-	-	-	2,441,679
Other Liabilities (**)	876,479	343,524	251,349	371,388	7,591	48,943	8,089,940	9,989,214
Total Liabilities	**11,481,273**	**39,863,735**	**5,277,924**	**8,003,627**	**3,746,475**	**5,634,473**	**8,089,940**	**82,097,447**
Liquidity Gap	**(6,660,507)**	**(25,561,117)**	**2,121,997**	**4,590,697**	**25,334,103**	**6,174,249**	**(5,999,422)**	**-**
Prior Period								
Total Assets	**3,931,532**	**15,890,981**	**6,313,375**	**11,053,642**	**26,939,197**	**10,078,871**	**1,940,895**	**76,148,493**
Total Liabilities	**9,904,690**	**37,619,255**	**5,099,240**	**7,887,774**	**2,872,504**	**4,680,502**	**8,084,528**	**76,148,493**
Liquidity Gap	**(5,973,158)**	**(21,728,274)**	**1,214,135**	**3,165,868**	**24,066,693**	**5,398,369**	**(6,143,633)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Consolidated Financial Statements

5.1 Consolidated assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	245,963	137,763	244,778	209,416
Central Bank of Turkey	714,827	4,515,209	2,939,012	3,770,506
Others	4,266	69,485	3,180	70,139
Total	**965,056**	**4,722,457**	**3,186,970**	**4,050,061**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	894	2,408,355	2,777	1,798,900
Unrestricted Time Deposits	-	-	-	-
Restricted Time Deposits	-	-	-	-
Reserve Deposits	713,933	2,106,854	2,936,235	1,971,606
Total	**714,827**	**4,515,209**	**2,939,012**	**3,770,506**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 11.43% for YTL deposits and 0.95% and 1.875% for USD and EUR deposits, respectively.

5.1.2 Financial assets at fair value through profit/loss (net)

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Common Shares	-	-	-	-
Bills, Bonds and Similar Securities	-	-	1,915	-
Others	-	139,415	-	129,071
Total	-	**139,415**	**1,915**	**129,071**

5.1.2.2 Positive differences on trading derivative instruments

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	21,111	5,535	8,606	7,643
Swap Transactions	222,412	142,766	13,456	40,734
Futures	-	23	-	-
Options	63,743	48,152	22,494	11,456
Others	-	3,565	-	75
Total	**307,266**	**200,041**	**44,556**	**59,908**

(Thousands of New Turkish Lira (YTL))

5.1.3 Banks

	Current Period		**Prior Period**	
	YTL	**FC**	**YTL**	**FC**
Banks				
Domestic banks	169,389	1,443,958	266,652	1,005,215
Foreign banks	1,413,448	3,316,553	791,653	3,518,254
Foreign headoffices and branches	-	-	-	-
Total	**1,582,837**	**4,760,511**	**1,058,305**	**4,523,469**

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale (net)

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL include government bonds. Carrying values of such securities with total face value of YTL 1,143,281 thousands (31 December 2007: YTL 671,758 thousands) is YTL 1,142,142 thousands (31 December 2007: YTL 673,136 thousands). The related accrued interests and impairment losses amount to YTL 35,827 thousands (31 December 2007: YTL 54,535 thousands) and YTL 1,670 thousands (31 December 2007: YTL 50 thousands).

Collateralized financial assets available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of USD 279,955,000 and EUR 3,884,000 (31 December 2007: USD 428,330,000 and EUR 3,563,000), are USD 280,870,818 and EUR 4,070,650 (31 December 2007: USD 428,126,767 and EUR 3,886,376). The related accrued interests amount to USD 5,258,080 and EUR 13,021 (31 December 2007: USD 18,296,092 and EUR 81,874), respectively and the impairment losses to USD 343,846 and EUR 209,343 (31 December 2007: USD 619,275 and EUR 70,211).

	Current Period		**Prior Period**	
	YTL	**FC**	**YTL**	**FC**
Collateralised/Blocked Assets	1,176,299	381,351	727,621	523,916
Assets subject to Repurchase Agreements	5,743,284	919,412	5,867,904	704,884
Total	**6,919,583**	**1,300,763**	**6,595,525**	**1,228,800**

(Thousands of New Turkish Lira (YTL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**13,498,742**	**13,487,717**
Quoted at Stock Exchange	11,769,691	12,080,698
Unquoted at Stock Exchange	1,729,051	1,407,019
Common Shares	**24,061**	**24,053**
Quoted at Stock Exchange	5,217	5,225
Unquoted at Stock Exchange	18,844	18,828
Value Increase/Impairment Losses (-)	**44,257**	**39,597**
Total	**13,567,060**	**13,551,367**

As of 31 March 2008, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (31 December 2007: USD 875,000,000) and a total carrying value of YTL 1,159,940 thousands (31 December 2007: YTL 1,039,423 thousands). Garanti Faktoring's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of USD 28,850,000 and EUR 2,500,000 (31 December 2007: USD 35,850,000 and EUR 2,500,000) and a total carrying value of YTL 28,434 thousands (31 December 2007: YTL 30,633 thousands).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**4**	**1,087**	**1**	**1,090**
Corporates	4	1,087	1	1,090
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**81,170**	**189,666**	**74,459**	**168,482**
Loans to Employees	**74,108**	**-**	**58,807**	**-**
Total	**155,282**	**190,753**	**133,267**	**169,572**

(Thousands of New Turkish Lira (YTL))

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**43,763,904**	-	**1,169,926**	**58,632**
Discounted Bills	101,035	-	5,168	-
Export Loans	3,831,600	-	6,556	5,686
Import Loans	27,397	-	1,408	-
Loans to Financial Sector	1,065,165	-	-	-
Foreign Loans	2,787,655	-	-	-
Consumer Loans	8,536,113	-	500,583	-
Credit Cards	5,332,907	-	474,796	-
Precious Metal Loans	235,699	-	156	-
Others	21,846,333	-	181,259	52,946
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**43,763,904**	-	**1,169,926**	**58,632**

Collaterals received for loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	4,849	5,755	-	10,604
Loans Collateralized by Mortgages	81,286	215,701	-	296,987
Loans Collateralized by Pledged Assets	68,375	93,309	-	161,684
Loans Collateralized by Cheques and Notes	35,765	138,543	-	174,308
Loans Collateralized by Other Collaterals	32,483	13,359	-	45,842
Unsecured Loans	30,421	33,916	474,796	539,133
Total	**253,179**	**500,583**	**474,796**	**1,228,558**

Delinquency periods of loans under follow-up

Principals and Interests	Commercial Loans	Consumer Loans	Credit Cards	Total
Upto 30 days	117,529	301,574	312,994	732,097
30-60 days	56,807	191,815	154,578	403,200
60-90 days	20,211	7,194	7,224	34,629
Total	**194,547**	**500,583**	**474,796**	**1,169,926**

5.1.5.3 Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**358,591**	**7,328,162**	**7,686,753**
Housing Loans	14,794	4,052,095	4,066,889
Automobile Loans	23,106	1,025,105	1,048,211
General Purpose Loans	320,691	2,250,962	2,571,653
Others	-	-	-
Consumer Loans – FC-indexed	**20,383**	**815,433**	**835,816**
Housing Loans	4,064	696,471	700,535
Automobile Loans	3,193	57,647	60,840
General Purpose Loans	13,126	61,315	74,441
Others	-	-	-
Consumer Loans – FC	**4,914**	**92,583**	**97,497**
Housing Loans	1,393	32,491	33,884
Automobile Loans	36	14,099	14,135
General Purpose Loans	3,237	45,993	49,230
Others	248	-	248
Retail Credit Cards – YTL	**5,533,374**	-	**5,533,374**
With Installment	2,480,612	-	2,480,612
Without Installment	3,052,762	-	3,052,762
Retail Credit Cards – FC	**15,993**	**654**	**16,647**
With Installment	-	-	-
Without Installment	15,993	654	16,647
Personnel Loans – YTL	**9,923**	**11,050**	**20,973**
Housing Loan	-	1,104	1,104
Automobile Loans	-	239	239
General Purpose Loans	9,923	9,707	19,630
Others	-	-	-
Personnel Loans - FC-indexed	-	**150**	**150**
Housing Loans	-	150	150
Automobile Loans	-	-	-
General Purpose Loans	-	-	-
Others	-	-	-
Personnel Loans – FC	**77**	**18,123**	**18,200**
Housing Loans	-	5,500	5,500
Automobile Loans	-	162	162
General Purpose Loans	77	12,461	12,538
Others	-	-	-
Personnel Credit Cards – YTL	**34,785**	-	**34,785**
With Installment	14,975	-	14,975
Without Installment	19,810	-	19,810
Personnel Credit Cards – FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Deposit Accounts– YTL (real persons)	**377,307**	-	**377,307**
Deposit Accounts– FC (real persons)	-	-	-
Total	**6,355,347**	**8,266,155**	**14,621,502**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**480,891**	**2,859,759**	**3,340,650**
Real Estate Loans	25,706	386,608	412,314
Automobile Loans	87,095	1,216,426	1,303,521
General Purpose Loans	368,090	1,256,725	1,624,815
Others	-	-	-
Installment-based Commercial Loans - FC-indexed	**92,347**	**524,096**	**616,443**
Real Estate Loans	264	59,231	59,495
Automobile Loans	7,719	221,764	229,483
General Purpose Loans	84,364	243,101	327,465
Others	-	-	-
Installment-based Commerical Loans – FC	**97**	**12,602**	**12,699**
Real Estate Loans	-	168	168
Automobile Loans	37	2,762	2,799
General Purpose Loans	60	9,672	9,732
Others	-	-	-
Corporate Credit Cards – YTL	**216,761**	-	**216,761**
With Installment	-	-	-
Without Installment	216,761	-	216,761
Corporate Credit Cards – FC	**6,136**	-	**6,136**
With Installment	1,879	-	1,879
Without Installment	4,257	-	4,257
Deposit Accounts– YTL (corporate)	**139,655**	-	**139,655**
Deposit Accounts– FC (corporate)	-	-	-
Total	**935,887**	**3,396,457**	**4,332,344**

5.1.5.6 Allocation of loans by customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	42,204,807	36,117,908
Foreign Loans	2,787,655	2,577,076
Total	**44,992,462**	**38,694,984**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	35,717	201
Indirect Lending	-	-
Total	**35,717**	**201**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	23,205	23,734
Doubtful Loans and Receivables	92,293	90,827
Uncollectible Loans and Receivables	438,339	430,713
Total	**553,837**	**545,274**

5.1.5.10 Non-performing loans (NPLs) (net)

Non-performing loans and other receivables restructured or rescheduled:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	232	-	49,658
Rescheduled Loans and Receivables	-	-	-
Total	**232**	**-**	**49,658**
Prior Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,424
Rescheduled Loans and Receivables	-	-	-
Total	**-**	**-**	**54,424**

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**148,942**	**200,640**	**502,732**
Additions (+)	168,179	9,601	5,949
Transfer from Other NPL Categories (+)	-	122,845	85,760
Transfer to Other NPL Categories (-)	122,845	85,760	-
Collections during the Period (-)	40,214	38,259	26,382
Write-offs (-)	-	-	39,652
Corporate and Commercial Loans	-	-	-
Retail Loans	-	-	181
Credit Cards	-	-	39,471
Other	-	-	-
Balances at End of Period	**154,062**	**209,067**	**528,407**
Specific Provisions (-)	23,205	92,293	438,339
Net Balance on Balance Sheet	**130,857**	**116,774**	**90,068**

(Thousands of New Turkish Lira (YTL))

Movements in specific loan provisions

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	**178,138**	**105,471**	**261,665**	**545,274**
Additions during the Period (+)	15,946	36,256	58,408	110,610
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	7,483	22,965	31,977	62,425
Write-Offs (-)	151	-	39,471	39,622
Balances at End of Period	**186,450**	**118,762**	**248,625**	**553,837**

Non-performing loans in foreign currencies

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**3,265**	**3,759**	**96,622**
Specific Provisions (-)	179	381	72,625
Net Balance at Balance Sheet	**3,086**	**3,378**	**23,997**
Prior Period			
Balance at End of Period	**3,103**	**2,892**	**95,892**
Specific Provisions (-)	142	298	72,755
Net Balance at Balance Sheet	**2,961**	**2,594**	**23,137**

Gross and net non-performing loans and receivables as per customer categories

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**130,857**	**116,774**	**90,068**
Loans to Individuals and Corporates (Gross)	154,062	209,067	516,417
Specific Provision (-)	23,205	92,293	426,349
Loans to Individuals and Corporates (Net)	130,857	116,774	90,068
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**125,208**	**109,813**	**72,019**
Loans to Individuals and Corporates (Gross)	148,942	200,640	490,742
Specific Provision (-)	23,734	90,827	418,723
Loans to Individuals and Corporates (Net)	125,208	109,813	72,019
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-

(Thousands of New Turkish Lira (YTL))

Collaterals received for non-performing loans

	Corporate/Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	57	136	-	193
Loans Collateralized by Mortgages	147,390	33,813	-	181,203
Loans Collateralized by Pledged Assets	32,302	57,260	-	89,562
Loans Collateralized by Cheques and Notes	52,237	100,959	-	153,196
Loans Collateralized by Other Collaterals	16,936	6,884	-	23,820
Unsecured Loans	63,382	37,547	342,633	443,562
Total	**312,304**	**236,599**	**342,633**	**891,536**

5.1.5.11 *Liquidation policy for uncollectible loans and receivables*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.12 *Write-off policy*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Factoring receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.7 Investments held-to-maturity (net)

5.1.7.1 *Investment subject to repurchase agreements and provided as collateral/blocked*

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	1,121,735	24,584	283,506	27,897
Investments subject to Repurchase	1,632,065	353,027	2,645,615	500,243
Total	**2,753,800**	**377,611**	**2,929,121**	**528,140**

5.1.7.2 *Government securities held-to-maturity*

	Current Period	Prior Period
Government Bonds	3,518,429	4,027,893
Treasury Bills	-	-
Other Government Securities	334,210	245,409
Total	**3,852,639**	**4,273,302**

(Thousands of New Turkish Lira (YTL))

5.1.7.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**3,935,504**	**4,357,505**
Quoted at Stock Exchange	3,667,147	4,191,786
Unquoted at Stock Exchange	268,357	165,719
Impairment Losses (-)	**(52,100)**	**(57,145)**
Total	**3,883,404**	**4,300,360**

5.1.7.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**4,300,360**	**5,172,601**
Foreign Currency Differences On Monetary Assets	78,876	(174,812)
Purchases During the Period	-	71,632
Disposals Through Sales/Redemptions	(348,731)	(678,737)
Value Increase/Impairment Losses (-)	5,045	(13,032)
Change in Redeemed Costs	(152,146)	(77,292)
Balances at End of Period	**3,883,404**	**4,300,360**

5.1.8 Investments in associates (net)

5.1.8.1 Unconsolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Emeklilik Gözetim Merkezi AŞ	Istanbul/Turkey	-	9.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	3,936	3,591	325	114	25	111	584	-

(*) Total fixed assets include tangible and intangible assets.

Unconsolidated investments in associates sold during the current period

None.

Unconsolidated investments in associates acquired during the current period

None.

(Thousands of New Turkish Lira (YTL))

5.1.8.2 Consolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	414,084	155,298	16,838	7,355	191	16,096	38,612	-

(*) Total fixed assets include tangible and intangible assets.

5.1.8.3 Movement of consolidated investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**28,997**	-
Movements during the Period	**2,062**	**28,997**
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications	-	28,997
Increase/Decrease in Fair Values	2,062	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	**31,059**	**28,997**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Valuation methods of consolidated investments in associates

Associates	Current Period	Prior Period
Valued at Cost	-	-
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	31,059	28,997

Sectoral distribution of consolidated investments and associates

Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	31,059	28,997
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

Quoted consolidated investments in associates

None.

Investments in associates sold during the current period

None.

(Thousands of New Turkish Lira (YTL))

Investments in associates acquired during the current period

None.

5.1.9 Investments in subsidiaries (net)

5.1.9.1 Unconsolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	100.00
4	Garanti Kültür AŞ (**)	Istanbul/Turkey	100.00	100.00
5	Trifoy Real Estate Company	Bucharest/Romania	-	100.00
6	Participation GBI Custody	Amsterdam/Holland	-	100.00
7	Participation United Custodian	Amsterdam/Holland	-	100.00
8	Trifoy Investments	Amsterdam/Holland	-	100.00
9	Garanti Konut Finansmanı Danışmanlık Hizm. AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Filo Yönetim Hizmetleri AŞ	Istanbul/Turkey	100.00	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	14,993	9,013	534	-	172	1,167	(99,458)	-
2	11,813	7,123	664	-	368	627	5,917	-
3	1,072	1,015	23	-	25	165	532	-
4	349	167	40	-	-	(6)	(171)	-
5	65	35	58	-	-	-	(39)	-
6	260	260	-	-	-	-	-	-
7	260	260	-	-	-	-	-	-
8	2	2	-	-	-	-	-	-
9	348	251	-	-	2	55	8	-
10	53,440	(2,035)	41,531	-	-	(3,928)	893	-

(*) Total fixed assets include tangible and intangible assets.

(**) The legal name of Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ has been changed as Garanti Kültür AŞ on 8 February 2008.

Unconsolidated subsidiaries, reasons for not consolidating such investments and accounting treatments applied for such investments

As of 31 March 2008, the investments in Trifoy Real Estate Company, Participation GBI Custody, Participation United Custodian and Trifoy Investments classified as financial subsidiaries are not consolidated as their total assets are less than 1% of the Bank's total assets, instead they are valued at cost.

The non-financial investments in Garanti Bilişim Teknolojisi ve Tic. AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Hizmet Yönetimi AŞ, Garanti Kültür AŞ, Garanti Filo Yönetim Hizmetleri AŞ and Garanti Konut Finansmanı Danışmanlık Hizm. AŞ are accounted under equity method of accounting.

(Thousands of New Turkish Lira (YTL))

5.1.9.2 Movement of consolidated investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**577,928**	**605,059**
Movements during the Period	**56,868**	**(27,131)**
Acquisitions and Capital Increases	-	-
Bonus Shares Received (*)	-	45,605
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	66,551
Reclassifications	-	-
Increase/Decrease in Market Values	(11,202)	22,884
Currency Differences on Foreign Subsidiaries	68,070	(29,069)
Impairment Losses (-)	-	-
Balance at End of Period	**634,796**	**577,928**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) In the prior period, Garanti Bank International NV increased its capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings at 17 April 2007. Garanti Factoring Hizmetleri AŞ increased its capital from YTL 15,989 thousands to YTL 16,849 thousands through appropriation from its retained earnings at 8 August 2007.

Valuation methods of consolidated investments in subsidiaries

	Current Period	Prior Period
Valued at Cost	210,587	210,587
Valued at Fair Value	424,209	367,341
Valued by Equity Method of Accounting	-	-

Sectoral distribution of consolidated investments in subsidiaries

	Current Period	Prior Period
Banks	376,465	310,612
Insurance Companies	56,545	56,545
Factoring Companies	28,378	39,580
Leasing Companies	85,381	85,381
Finance Companies	88,027	85,810
Other Subsidiaries	-	-

Quoted consolidated investments in subsidiaries

	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	28,378	39,580
Quoted at International Stock Exchanges	-	-

(Thousands of New Turkish Lira (YTL))

Other information on consolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Shares of Other Consolidated Subsidiaries (%)	Method of Consolidation
1	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	5.86	Full Consolidation
2	Garanti Faktoring Hizmetleri AŞ (1)	Istanbul/Turkey	55.40	-	Full Consolidation
3	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
4	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
5	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	-	Full Consolidation
6	Garanti Bank International NV	Amsterdam/Holland	100.00	-	Full Consolidation
7	Garanti Bank Moscow	Moscow/Russia	75.02	24.86	Full Consolidation
8	Garanti Financial Services Plc	Dublin/Ireland	99.99	-	Full Consolidation
9	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	-	Full Consolidation

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	2,329,772	227,288	17,948	63,507	-	16,005	128,035	-
2	758,195	34,346	1,336	46,900	-	5,724	6,202	51,219
3	27,038	24,548	2,870	250	361	(280)	10,140	-
4	15,415	14,509	1,401	213	222	855	971	-
5	855,378	107,422	8,218	5,716	5,386	15,055	25,078	-
6	7,162,731	459,687	96,880	83,879	28,888	11,789	87,659	331,638
7	682,295	89,224	1,700	9,590	2,388	3,496	29,545	59,754
8	9,512	9,456	-	37	-	(67)	6,188	19,366
9	80	-	-	-	-	-	(267)	-

(*) Total fixed assets include tangible and intangible assets.
(1) Financial information is as of 31 December 2007, but fair value information is as of 31 March 2008.

Consolidated investments in subsidiaries disposed during the current period

None.

Consolidated investments in subsidiaries acquired during the current period

None.

5.1.10 Investments in joint-ventures (net)

None.

(Thousands of New Turkish Lira (YTL))

5.1.11 Lease receivables (net)

5.1.11.1 Financial lease receivables according to remaining maturities

	Current Period		Prior Period	
	Gross	**Net**	**Gross**	**Net**
Less than 1 Year	1,111,372	930,414	1,010,935	850,232
Between 1-4 Years	1,340,056	1,231,414	1,240,013	1,095,417
Longer than 4 Years	58,399	-	-	-
Total	**2,509,827**	**2,161,828**	**2,250,948**	**1,945,649**

5.1.11.2 Net financial lease receivables

	Current Period	Prior Period
Gross Financial Lease Receivables	2,509,827	2,250,948
Unearned Income on Financial Lease Receivables (-)	347,999	305,299
Terminated Lease Contracts (-)	-	-
Net Financial Lease Receivables	**2,161,828**	**1,945,649**

5.1.11.3 Financial lease agreements

The criterias applied for the financial lease agreements are as follows:

The customer applied for a financial lease is evaluated based on the lending policies and criterias taking into account the legal legislation. A "customer analysis report" according to the type and amount of the application is prepared for the evaluation of the customer by the Credit Committee and certain risk rating models such as "customer risk rating" and "equipment rating/scoring" are applied.

In compliance with the legal legislation and the authorization limits of the general manager, credit committee and board of directors, it is decided whether the loan will be granted considering the financial position and the qualitative characteristics of the customer and the criterias mentioned above, if yes, which conditions will be applied. At this stage, collateral such as bank guarantees, mortgages, asset pledges, promissory notes or the personal or corporate guarantees, may be required depending on the creditworthiness of the customer and the characteristics of the product to be sold.

The sectoral, equipment type and pledged asset concentration of the customers are monitored regularly.

The followings are monitored for the financial lease agreements signed:

Subsequent to granting of loan, the fulfillment of monetary aspects such as lending procedures, timely collection of rental payments are monitored. Furthermore, updated information on the performance of companies is reported by the credit monitoring unit even for the performing customers.

The reports prepared by the credit monitoring unit for the performing companies and the assessments made by the administration follow-up and the legal units for the problematic companies, are presented to the top management following the assesments made by the related internal committees and the necessary actions are taken.

(Thousands of New Turkish Lira (YTL))

5.1.12 Derivative financial assets held for risk management

5.1.12.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	221	-	31,960
Net Foreign Investment Hedges	-	-	-	-
Total	**-**	**221**	**-**	**31,960**

The four interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of prior period are exercised before their due dates at 9 January 2008 and 16 January 2008. The Bank recognized USD 38,670,000 (equivalent of YTL 45,002 thousands) that was collected on the date of these transactions as per the related agreements, under "trading account income" in the accompanying consolidated financial statements.

5.1.13 Tangible assets (net)

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.14 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.15 Investment property

None.

5.1.16 Deferred tax asset

As of 31 March 2008, on a consolidated basis the Bank has a deferred tax asset of YTL 38,808 thousands (31 December 2007: YTL 58,352 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences in its consolidated financial statements.

There is no deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 March 2008. However, there is a deferred tax asset of YTL 104,146 thousands (31 December 2007: YTL 112,882 thousands) and deferred tax liability of YTL 65,338 thousands (31 December 2007: YTL 54,530 thousands) presented as net in the accompanying consolidated financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

(Thousands of New Turkish Lira (YTL))

5.1.17 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	**115,635**	**117,297**
Accumulated Depreciation (-)	**2,749**	**2,101**
Net Book Value	**112,886**	**115,196**
End of Current Period		
Additions	1,305	24,962
Disposals (Cost)	(17,355)	(26,624)
Disposals (Accumulated Depreciation)	846	746
Impairment Losses (-)	-	-
Depreciation Expense for Current Period (-)	282	1,394
Currency Translation Differences on Foreign	-	-
Cost	**99,585**	**115,635**
Accumulated Depreciation (-)	**2,185**	**2,749**
Net Book Value	**97,400**	**112,886**

As of balance sheet date, the rights of repurchase on various assets held for sale amount to YTL 15,129 thousands (31 December 2007: YTL 29,850 thousands).

5.1.18 Other Assets

5.1.18.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint – Ventures	36,032	31,412
Sale of Real Estates (*)	27,366	1,427
Sale of Other Assets	2,843	2,843
Total	**66,241**	**35,682**

(*) On 11 March 2008, the Bank sold a real estate with a net book value of YTL 40,581 thousands to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of YTL 42,693 thousands). USD 15,000,000 of the sale price was collected on the date of sale, the remaining USD 20,000,000 will be collected in a one-year term. A gain of YTL 2,112 thousands was recognized as income on this transaction.

5.1.18.2 Prepaid expenses

	Current Period	Prior Period
Prepaid Expenses	290,056	257,923

(Thousands of New Turkish Lira (YTL))

5.2 Consolidated liabilities

5.2.1 Maturity profile of deposits

Current Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	1,229,233	-	4,607,828	7,470,461	173,559	127,399	217,611	-	13,826,091
Foreign Currency	6,114,462	-	8,338,095	6,571,009	911,108	1,592,842	851,991	79,754	24,459,261
Residents in Turkey	3,841,760	-	6,636,659	6,174,139	604,374	358,635	398,251	78,746	18,092,564
Residents in Abroad	2,272,702	-	1,701,436	396,870	306,734	1,234,207	453,740	1,008	6,366,697
Public Sector Deposits	550,172	-	4,278	7,192	292	2,296	57	-	564,287
Commercial Deposits	1,816,359	-	2,657,094	1,079,663	93,247	103,305	36,693	-	5,786,361
Others	172,258	-	53,649	74,664	1,134	166	208	-	302,079
Precious Metal Deposits	59,818	-	83	1,918	-	2,365	23,602	-	87,786
Bank Deposits	523,414	-	1,738,673	327,863	191,486	285,058	150,627	-	3,217,121
Central Bank of Turkey	-	-	-	-	-	-	-	-	
Domestic Banks	15,882	-	628,396	3,122	134	24	77	-	647,635
Foreign Banks	353,196	-	1,110,277	324,741	191,352	285,034	150,550	-	2,415,150
Special Purpose Financial Institutions	154,336	-	-	-	-	-	-	-	154,336
Others	-	-	-	-	-	-	-	-	-
Total	10,465,716	-	17,399,700	15,532,770	1,370,826	2,113,431	1,280,789	79,754	48,242,986

Prior Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	1,072,314	-	3,570,588	7,477,039	189,474	99,403	244,273	-	12,653,091
Foreign Currency	5,276,925	-	7,283,743	6,878,331	669,115	999,861	716,865	66,946	21,891,786
Residents in Turkey	3,563,993	-	6,025,233	6,254,723	434,700	341,056	371,478	66,119	17,057,302
Residents in Abroad	1,712,932	-	1,258,510	623,608	234,415	658,805	345,387	827	4,834,484
Public Sector Deposits	384,378	-	82,765	6,044	31	1,412	55	-	474,685
Commercial Deposits	1,644,869	-	2,293,188	1,741,392	130,100	93,931	17,467	-	5,920,947
Others	65,314	-	68,840	114,700	1,547	227	258	-	250,886
Precious Metal Deposits	35,438	-	1,465	1,488	3,112	3,424	17,114	-	62,041
Bank Deposits	376,893		1,265,127	261,125	111,829	288,505	132,615	-	2,436,094
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	3,687	-	421,821	235	-	4,797	11,670	-	442,210
Foreign Banks	239,259	-	843,306	260,890	111,829	283,708	120,945	-	1,859,937
Special Purpose Financial Institutions	133,947	-	-	-	-	-	-	-	133,947
Others	-	-	-	-	-	-	-	-	-
Total	8,856,131	-	14,565,716	16,480,119	1,105,208	1,486,763	1,128,647	66,946	43,689,530

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

5.2.1.1.1 Deposits exceeding insurance limit

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	6,561,167	6,036,489	6,815,964	6,261,780
Foreign Currency Saving Deposits	3,038,355	2,987,805	7,087,606	6,578,805
Other Saving Deposits	6,543	1,969	68,880	48,387
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits not covered by insurance limits

5.2.1.3.1 Saving deposits of individuals not covered by insurance limits:

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	689,555	566,974
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	223,345	196,751
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Deals	31,178	6,204	28,533	4,891
Swaps	201,308	122,303	454,943	21,673
Futures	-	-	-	482
Options	65,385	48,872	17,729	10,230
Others	-	3,295	-	112
Total	**297,871**	**180,674**	**501,205**	**37,388**

(Thousands of New Turkish Lira (YTL))

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	657,679	775,165	641,587	785,988
Foreign Banks, Institutions and Funds	1,992,991	9,381,278	1,170,932	8,302,235
Total	**2,650,670**	**10,156,443**	**1,812,519**	**9,088,223**

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	829,789	3,177,343	733,136	3,064,237
Medium and Long-Term	1,820,881	6,979,100	1,079,383	6,023,986
Total	**2,650,670**	**10,156,443**	**1,812,519**	**9,088,223**

5.2.3.2 Disclosures for concentration areas of bank's liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Interbank money markets

Funds obtained through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**5,804,354**	-	**6,667,163**	-
Financial Institutions and Organizations	5,730,234	-	6,591,635	-
Other Institutions and Organizations	28,301	-	32,920	-
Individuals	45,819	-	42,608	-
Foreign Transactions	**781,670**	**1,206,521**	**780,742**	**1,144,051**
Financial Institutions and Organizations	781,147	1,206,521	780,157	1,144,051
Other Institutions and Organizations	243	-	125	-
Individuals	280	-	460	-
Total	**6,586,024**	**1,206,521**	**7,447,905**	**1,144,051**

5.2.5 Factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.6 Lease payables

5.2.6.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	5,687	5,687	4,115	4,115
Between 1-4 Years	-	-	-	-
Longer than 4 Years	-	-	-	-
Total	**5,687**	**5,687**	**4,115**	**4,115**

(Thousands of New Turkish Lira (YTL))

5.2.6.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

5.2.7 Derivative financial liabilities held for risk management

Derivative Financial Liabilities Held for Risk Management	*Current Period*		*Prior Period*	
	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	849	-	249
Net Foreign Investment Hedges	-	-	-	-
Total	-	**849**	-	**249**

5.2.8 Provisions

5.2.8.1 General provisions

	Current Period	Prior Period
General Provision for	**349,128**	**280,660**
Loans and Receivables in Group I	290,395	250,216
Loans and Receivables in Group II	24,168	65
Non-Cash Loans	34,565	30,379
Others	-	-

5.2.8.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	*Prior Period*
Short-Term Loans	588	22,284
Medium and Long Term Loans	17,466	94,562
Total	**18,054**	**116,846**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.8.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.8.4 Other provisions

5.2.8.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	153,000	32,000

The Bank has provided a general reserve amounting YTL 131,000 thousands for possible additional liabilities which probably will incur after the transfer of the liabilities of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" ("the Fund") to Social Security Foundation (SSF) in accordance with Law no. 5754 accepted and approved by the Turkish Parliament at 17 April 2008, and currently not enacted.

YTL 10,000 thousands of the prior period's general provision has been cancelled in the current period.

(Thousands of New Turkish Lira (YTL))

5.2.8.4.2 Other provisions for possible losses

	Current Period	Prior Period
Reserve for Employee Benefits	198,355	143,883
Insurance Technical Provisions, Net	115,173	101,150
Provision for Promotion Expenses of Credit Cards (*)	42,785	49,219
Other Provisions	59,903	64,747
Total	**416,216**	**358,999**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

5.2.9 Tax liability

5.2.9.1 Current tax liability

5.2.9.1.1 Tax liability

As of 31 March 2008, the tax liability amounts to YTL 9,806 thousands (31 December 2007: YTL 109,524 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.9.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	9,806	109,524
Taxation on Securities Income	14,174	56,827
Taxation on Real Estates Income	1,259	980
Banking Insurance Transaction Tax	11,982	27,097
Foreign Exchange Transaction Tax	4,029	2,991
Value Added Tax Payable	459	1,864
Others	11,296	19,878
Total	**53,005**	**219,161**

5.2.9.1.3 Premiums payable

	Current Period	Prior Period
Social Security Premiums-Employees	219	259
Social Security Premiums-Employer	292	256
Bank Pension Fund Premium-Employees	20	16
Bank Pension Fund Premium-Employer	49	29
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	343	355
Unemployment Insurance-Employer	609	633
Others	-	1
Total	**1,532**	**1,549**

5.2.9.2 Deferred tax liability

In the accompanying consolidated financial statements of the Bank had a deferred tax liability of YTL 331 thousands (31 December 2007: YTL 30 thousands).

(Thousands of New Turkish Lira (YTL))

5.2.10 Liabilities for assets held for sale and assets of discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.11 Subordinated debts

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.12 Shareholders' equity

5.2.12.1 Paid-in capital

	Current Period	Prior Period
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

5.2.12.2 Registered share capital system

Capital System	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

5.2.12.3 Capital increases in current period

None.

5.2.12.4 Capital increases from capital reserves in current period

None.

5.2.12.5 Capital commitments for current and future financial periods

None.

5.2.12.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

(Thousands of New Turkish Lira (YTL))

5.2.12.7 Information on privileges given to stocks representing the capital

None.

5.2.12.8 Securities value increase fund

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	-
Valuation Difference	-	-	-	-
Exchange Rate Difference	-	-	-	-
Securities Available-for-Sale	**(102,669)**	**7,430**	**81,517**	**108,020**
Valuation Difference	(102,669)	7,430	81,517	108,020
Exchange Rate Difference	-	-	-	-
Total	**(102,669)**	**7,430**	**81,517**	**108,020**

5.2.12.9 Revaluation surplus

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	27,717	-	27,717	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-
Total	**29,864**	-	**29,864**	-

5.2.12.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 559 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.12.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	145,066	144,740
II. Legal Reserve	23,627	23,627
Special Reserves	-	-
Total	**168,693**	**168,367**

In compliance with the decisions made on the annual general assemblies of the Bank and its financial affiliates operating in Turkey, 5% of prior periods' profit is allocated to legal reserves.

(Thousands of New Turkish Lira (YTL))

5.2.12.12 Extraordinary reserves

	Current Period	Prior Period
Legal Reserves allocated in compliance with the Decisions made on the Annual General Assembly	1,388,561	1,388,561
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-
Total	**1,388,561**	**1,388,561**

In compliance with the decisions made on the annual general assemblies of the Bank and its financial affiliates, the remaining prior periods' profit after the appropriation to legal reserves, is allocated to extraordinary reserves

5.2.12.13 Minority interest

	Current Period	Prior Period
Balance at Beginning of Period	**23,334**	**7,770**
Profit Share of Subsidiaries Net Profits	2,728	7,978
Prior Period Dividend	-	-
Decrease in Minority Interest due to Sales (-)	-	7,586
Others	-	-
Balance at End of Period	**26,062**	**23,334**

The increase in minority interest in prior period, is resulted from the sale of 15% shares of previously 100% owned consolidated subsidiary; Garanti Emeklilik ve Hayat AŞ.

(Thousands of New Turkish Lira (YTL))

5.3 Consolidated off-balance sheet items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	6,995,237	5,849,586
Letters of Guarantee in YTL	3,932,908	3,920,019
Letters of Credit	2,999,086	2,271,110
Bills of Exchange and Acceptances	133,949	116,487
Prefinancings	-	-
Total	**14,061,180**	**12,157,202**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 2,363 thousands (31 December 2007: YTL 1,763 thousands) is made for unliquidated non-cash loans of YTL 11,363 thousands (31 December 2007: YTL 5,832 thousands) recorded under the off-balance sheet items as of 31 March 2008.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 March 2008, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 875,000,000 (31 December 2007: USD 875,000,000). Also, in "other irrevocable commitments" of Garanti Faktoring, there are commitments for "credit linked notes" with a total face value of USD 28,850,000 and EUR 2,500,000 (31 December 2007: USD 35,850,000 and EUR 2,500,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	252,170	268,951
With Original Maturity of 1 Year or Less	*49,768*	*77,737*
With Original Maturity of More Than 1 Year	*202,402*	*191,214*
Other Non-Cash Loans	14,773,935	12,622,056
Total	**15,026,105**	**12,891,007**

5.3.1.4 Other information on non-cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.1.5 Non-cash loans classified under Group I and II:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.3 Contingent liabilities and assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4 Consolidated income statement

5.4.1 Interest income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Income from Loans				
Short-term loans	537,356	69,076	482,708	63,652
Medium and long-term loans	459,242	244,163	198,921	185,610
Loans under follow-up	5,339	-	7,966	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**1,001,937**	**313,239**	**689,595**	**249,262**

(*) Includes commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	2,013	-	13,057	-
Domestic Banks	506	16,413	7,880	12,357
Foreign Banks	60,485	36,791	15,117	39,908
Foreign Head Offices and Branches	-	-	-	-
Total	**63,004**	**53,204**	**36,054**	**52,265**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	5,885	4,737	6,213	7,181
Financial Assets Valued at Fair Value Through Profit	-	-	-	-
Financial Assets Available-for-Sale	434,032	66,450	324,982	99,577
Investments Held-to-Maturity	122,060	9,792	117,991	16,412
Total	**561,977**	**80,979**	**449,186**	**123,170**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	376	6

(Thousands of New Turkish Lira (YTL))

5.4.2 Interest expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Central Bank of Turkey	-	-	-	-
Domestic Banks	17,455	16,436	17,728	4,025
Foreign Banks	56,088	119,913	21,328	117,640
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	**10,799**	-	**7,899**
Total	**73,543**	**147,148**	**39,056**	**129,564**

(*) Includes commission expenses on borrowings

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	1	-

5.4.2.3 Interest expenses on securities issued

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits						Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	
Turkish Lira								
Bank Deposits	3,453	24,669	-	-	-	-	-	28,122
Saving Deposits	385	166,781	302,153	6,825	4,379	5,068	-	485,591
Public Sector Deposits	25	3,104	7,668	6	98	2	-	10,903
Commercial Deposits	7,666	138,556	51,183	2,178	6,215	384	-	206,182
Others	62	2,073	4,113	51	11	8	-	6,318
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	**11,591**	**335,183**	**365,117**	**9,060**	**10,703**	**5,462**	-	**737,116**
Foreign Currency								
Foreign Currency Deposits	19,254	72,455	65,328	7,821	13,894	12,445	688	191,885
Bank Deposits	1,190	7,898	939	918	1,355	825		13,125
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	-	-	17	45	-	62
Total FC	**20,444**	**80,353**	**66,267**	**8,739**	**15,266**	**13,315**	**688**	**205,072**
Grand Total	**32,035**	**415,536**	**431,384**	**17,799**	**25,969**	**18,777**	**688**	**942,188**

(Thousands of New Turkish Lira (YTL))

5.4.2.5 Interest expense on repurchase agreements

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.6 Financial lease expenses

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 Interest expenses on factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.4 Trading income/losses (net)

	Current Period	Prior Period
Income	**1,878,585**	**780,367**
Trading Account Income	568,573	301,251
Derivative financial instruments	504,587	226,531
Others	63,986	74,720
Foreign Exchange Gain	1,310,012	479,116
Losses (-)	**1,809,464**	**837,380**
Trading Account Losses	492,573	352,813
Derivative financial instruments	457,042	311,309
Others	35,531	41,504
Foreign Exchange Losses	1,316,891	484,567
Total	**69,121**	**(57,013)**

5.4.5 Other operating income

The items under "other operating income" generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

Furthermore, the Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank will collect through conciliation from the tax office, due to the prepaid taxes in 2005 is agreed to be YTL 131,178 thousands. This amount is recorded as current period income in the accompanying financial statements under "other operating income".

(Thousands of New Turkish Lira (YTL))

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**56,827**	**42,221**
Loans and receivables in Group III	30,814	20,156
Loans and receivables in Group IV	7,762	16,923
Loans and receivables in Group V	18,251	5,142
General Provisions	**66,567**	**30,670**
Provision for Possible Losses	**131,000**	-
Impairment Losses on Securities	**699**	**471**
Financial assets at fair value through profit or loss	699	300
Financial assets available-for-sale	-	171
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**2,902**	**9,754**
Associates	-	-
Subsidiaries	6	-
Joint Ventures (Business Partnership)	-	-
Investments held-to-maturity	2,896	9,754
Others	**2,177**	**4,140**
Total	**260,172**	**87,256**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	228,512	174,288
Reserve for Employee Termination Benefits	115	2,974
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	1	1
Depreciation Expenses of Tangible Assets	39,182	33,644
Impairment Losses on Intangible Assets	-	-
Goodwill Impairment Losses	-	-
Amortisation Expenses of Intangible Assets	2,717	6,736
Decrease in Value of Equity Accounting Shares	-	-
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	282	-
Impairment Losses on Assets Held for Sale and Discontinued Assets	-	-
Other Operating Expenses	206,608	143,711
Operational lease related expenses	*23,395*	*19,153*
Repair and maintenance expenses	*4,131*	*3,827*
Advertisement expenses	*18,450*	*14,662*
Other expenses	*160,632*	*106,069*
Loss on Sale of Assets	2,794	2
Others	165,185	105,420
Total	**645,396**	**466,776**

(Thousands of New Turkish Lira (YTL))

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.9 Provision for taxes including taxes for discontinued operations

As of 31 March 2008, on a consolidated basis, the Bank recorded a tax expense of YTL 134,388 thousands (31 March 2007: YTL 107,839 thousands) and a deferred tax expense of YTL 6,218 thousands (31 March 2007: YTL 3,565 thousands).

Deferred tax income/expense on timing differences :

Deferred tax income/(expense) on timing differences	Current Period
Increase in Tax Deductable Timing Differences (+)	16,153
Decrease in Tax Deductable Timing Differences (-)	11,877
Increase in Taxable Timing Differences (-)	12,152
Decrease in Taxable Timing Differences (+)	1,658
Total	**(6,218)**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(Decrease) in Tax Deductable Timing Differences (net)	4,276
(Increase)/Decrease in Taxable Timing Differences (net)	(10,494)
Increase/(Decrease) in Tax Losses (net)	-
Increase/(Decrease) in Tax Deductions and Exemptions (net)	-
Total	**(6,218)**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.11.3 Minority interest's profit/loss

	Current Period	Prior Period
Net Profit/(Loss) of Minority Interest	2,728	330

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

5.5 Consolidated statement of changes in shareholders' equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.6 Consolidated statement of cash flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with parent bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	9,033	244	1	1,090	158,515	168,482
Balance at end of period	44,670	2,094	30,117	1,087	100,119	189,666
Interest and Commission Income	**376**	-	**208**	**1**	**1,797**	**161**

Prior Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	7,142	1,222	224,108	9,455	87,185	41,793
Balance at end of period	9,033	244	1	1,090	158,515	168,482
Interest and Commission Income	**7**	-	**221**	**69**	**1,725**	**264**

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Balance at beginning of period	8,448	2,010	91,590	509,513	240,401	132,777
Balance at end of period	786	8,448	257,406	91,590	349,135	240,401
Interest Expenses	**1**	-	**4,715**	**8,411**	**4,561**	**3,179**

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Transactions at Fair Value Through Profit or Loss:						
Beginning of Period	-	2,790	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/(Loss)	-	-	-	-	-	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/(Loss)	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 116,891 thousands (31 December 2007 YTL 74,661 thousands) compose 0.26% (31 December 2007: 0.19%) of the Bank's total cash loans and 0.14% (31 December 2007: 0.10%) of the Bank's total assets. The total loans and similar receivables amounting YTL 174,906 thousands (31 December 2007: YTL 167,549 thousands) compose 0.21% (31 December 2007: 0.22%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 192,847 thousands (31 December 2007: YTL 169,816 thousands) compose 1.28% (31 December 2007: 1.32%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 607,327 thousands (31 December 2007: YTL 340,439 thousands) compose 1.26% (31 December 2007: 0.78%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.8 and 5.1.9.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with certain consolidated subsidiaries namely Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for internal use are partly arranged through financial leasing.

Information on real estate sale to the Bank's risk group in the period is provided in Note 5.1.18.1.

5.8 Domestic, foreign and off-shore branches or investments and foreign reprensentative offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.9 Significant events and matters arising subsequent to the balance sheet date

- A part of the Bank's non-performing loan portfolio amounting YTL 98,221 thousands is sold to a local asset management company at a sale price of YTL 28,898 thousands. The sale price is fully recognized as income as of 3 April 2008, as the sold receivables were fully provisoned in the Bank's financial statements previously.

- As per the decision taken during the General Assembly of GarantiBank International NV at 14 April 2008, the company's share capital has been increased from EUR 159,470,00 to EUR 196,567,000. EUR 35,011,000 of this capital increase is from the prior year earnings and EUR 2,086,000 is from share premium. The bonus shares appropriated from the prior year earnings and amounted EUR 35,011,000 (equivalent of YTL 71,668 thousands) is recognized as dividend income at 15 April 2008 by the parent Bank.

- During the General Assembly meeting of Garanti Faktoring Hizmetleri AŞ held at 16 April 2008, it has been decided to increase the share capital of the company from YTL 16,849 thousands to YTL 17,960 thousands by YTL 1,111 thousands through appropriation from the 2007 net income reported in the financial statements prepared in accordance with International Financial Reporting Standards as per the Article XI no.25 of the Capital Market Board, and accordingly to issue bonus shares for this amount and to transfer the remaining earnings to reserves.

- Social Security Law No. 5754 ("the Law") which requires the transfer of the liabilities of the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" ("the Fund") established as per the temporary article no. 20 of the Social Security Law No. 506 is accepted and approved by the Turkish Parliament at 17 April 2008. As of the reporting date, the related Law has not been enacted yet.

- It has been resolved in the Bank's board of directors meeting held at 22 April 2008 that:

  In the light of demands of the Bank's local and foreign investors concerning the cancellation of the Bank's founder share certificates (holders of which have right to 10% of the net profit of the Bank) to eliminate the negative impact the founder shares have over the market value of the Bank's shares, it has become necessary to cancel the founder share certificates. In this regard, it is resolved that; 370 founder share certificates of the Bank will be cancelled after purchasing at a price value of YTL 3,876 per share (in total YTL 1,434,234) in accordance with the value determined by the Istanbul 5th Commercial Court of First Instance; the total consideration will be covered from the extraordinary reserves of the Bank; the founder share certificates will be destroyed following their purchase; and the head office of the Bank will be authorized to file necessary applications with the Banking Regulatory and Supervisory Agency, the Capital Market Board of Turkey and the other relevant official authorities in order to conclude the above-mentioned process.

  It is resolved that the Articles 15, 16 and 45 of the Articles of Association of the Bank will be amended, and the head office of the Bank is authorized to file necessary applications with the Banking Regulatory and Supervisory Agency, the Capital Market Board of Turkey and the other relevant official authorities in order to conclude the above-mentioned process and execute any and all operations related thereto.

  The issued capital of the Bank will be increased by YTL 2,100,000 (100%) and accordingly from YTL 2,100,000 to YTL 4,200,000 within the registered share capital ceiling of the Bank of YTL 7,000,000; the current shareholders will participate in the capital increase through the coupon no.20 (which grants the right to obtain new shares), by paying a nominal value of YKr 1 per share (which has a nominal value of YKr 1); the portion of the coupons (which grants the right to obtain new shares) unused by the current shareholders will be sold to the investors in the stock exchange; and the head office of the Bank is authorized to obtain any approval and permission with respect to the capital increase and conduct any and all operations in this regard.

5.10 Other Disclosures on Activities of the Bank

5.10.1 Parent bank's latest international risk ratings

MOODY'S *(December 2007*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2007*)*

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook (**)	Negative

FITCH RATINGS *(January 2008*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(December 2007*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(**) Standard and Poors has revised Turkey's outlook from Stable to Negative in 2008.

5.10.2 Latest international risk ratings of Garanti Bank International NV, a consolidated subsidiary

MOODY'S *(March 2007)**

Long Term FC Deposit	A3
Short Term FC Deposit	Prime 2
FSR	C
Outlook	Stable

(*) Latest date in risk ratings or outlooks.

5.10.3 Latest international risk ratings of Garanti Faktoring, a consolidated subsidiary

FITCH RATINGS *(December 2007)**

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

(*) Latest date in risk ratings or outlooks.

5.10.4 Latest international risk ratings of Garanti Finansal Kiralama, a consolidated subsidiary

FITCH RATINGS *(January 2008)**

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

STANDARD AND POORS *(January 2008)**

FC Obligations	BB-
YTL Obligations	B
Outlook (**)	Negative

(*) Latest dates in risk ratings or outlooks.

(**) Standard and Poors has revised Turkey's outlook from Stable to Negative in 2008.

(Thousands of New Turkish Lira (YTL))

5.10.5 Dividends

At the Annual General Assembly of the Bank dated 3 April 2008, it was decided to distribute the profit of 2007 as follows:

2007 PROFIT DISTRIBUTION TABLE	
2007 Net Profit	2,315,616
A – I. Legal reserve (Turkish Commercial Code 466/1) at 5%	(115,781)
Undistributable funds	(570,567)
B – The first dividend at 5% of the paid capital	-
C – Extraordinary reserves at 5% after above deductions	-
D - Founder shares	-
E – Extraordinary reserves	(1,629,268)
F – II. Legal reserve (Turkish Commercial Code 466/2)	-

6 Independent Auditors' Review Report

6.1 Disclosure on independent auditors' review report

The consolidated financial statements of the Bank and its financial affiliates as of 31 March 2008, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 1 May 2008 that except for the effects of the matter explained in the paragraph 3 of the review report, nothing material has come to their attention that caused them to believe that the accompanying consolidated interim financial statements do not give a true and fair view of the financial position and results of its operations of the Bank and its financial affiliates as of 31 March 2008.

....

082-03636

Garanti ANNUAL REPORT 2007

12-31-07
AR/S

CONTENTS

Garanti, the second largest private bank in Turkey*, had the most successful year in its 61-year history during 2007. It was the Bank's high-powered human resources capable of making a difference that was behind this outstanding performance. Garanti maintains employee competencies at the highest leve by supporting its operations with state-of-the-art technology. Combining these advantages with innovative customer-oriented products and services as well as the best customer relationship management solutions, Garanti has indeed made a difference in the banking sector achieving a record income of YTL 2.4 billion in 2007. Hence, its strong brand recognition and excellent reputation have earned the Bank the Euromoney Award for Excellence for the eighth time, naming it the "Best Bank in Turkey". With 105 new branches opened during the year, Garanti supports its extensive branch network with centralized operations, exceptional data warehousing and management reporting systems, integrated financial services and the efficient use of alternative delivery channels. Adding to its international achievements and reputation every day, Garanti, supported by the strength of its competitive advantages, looks to the future with confidence.

* According to 2007 consolidated financial statements

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Annual Report Compliance Opinion

To the Shareholders of Türkiye Garanti Bankası Anonim Şirketi:

We have been engaged to audit the annual report of Türkiye Garanti Bankası Anonim Şirketi (the Bank) as of 31 December 2007. The annual report is the responsibility of the Bank's management. Our responsibility, as independent auditors, is to express an opinion on the annual report.

Our audit was conducted in accordance with the regulations on preparation and issuance of annual report in (Turkish) Banking Law No 5411 and independent auditing principles. Those regulations require that we plan and perform the audit to obtain reasonable assurance regarding whether the consistency of financial information represented in the annual report with the audited financial statements and explanatory notes is free of material misstatement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the financial information represented in the accompanying annual report presents fairly, in all material respects, the information regarding the financial position of Türkiye Garanti Bankası Anonim Şirketi and its financial affiliates as of 31 December 2007 in accordance with the effective regulations described in article 40 of (Turkish) Banking Law No 5411 and includes Independent Auditors' Report issued by us and Summary of Board of Directors' Report and is consistent with the audited financial statements and explanatory notes.

İstanbul,
14 March 2008

Akis Bağımsız Denetim ve
Serbest Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Sorumlu Ortak, Başdenetçi

Agenda of the Ordinary General Shareholders' Meeting

1. The opening, the formation of the Board of Presidency,
2. The authorization of the Board of Presidency to sign the minutes of the Ordinary General Shareholders' Meeting,
3. The reading and discussion of Board of Directors' Annual Report and Auditors' Reports,
4. The reading, discussion and ratification of the balance sheet and the income statement; the discussion and acceptance or refusal of the Board of Directors' proposal regarding the dividend distribution,
5. The announcement of the members of the Board of Directors and Auditors,
6. The determination of the Board members' and Auditors' remuneration,
7. The information to the shareholders regarding the Bank's charitable donations during the year,
8. The Authorization of the Board Members to conduct business with the Bank in accordance with Articles 334 and 335 of the Turkish Commercial Code provided that the provisions of Banks' Act are complied with.

About Garanti

Corporate Profile

Founded in 1946 in Ankara, Garanti Bank with its consistently improving performance throughout the years is the second largest private bank in Turkey* today. Through corporate, commercial, SME and retail banking line of businesses, the Bank offers diverse financial services with a customer-centric approach and without compromising quality. Doğuş Holding and GECF, the Bank's majority shareholders, act in accordance with the principle of equal partnership.

Aiming to sustain its consistent growth trend, Garanti, as of today, operates 583 domestic branches and employs more than 14,500 employees. In addition to its domestic distribution network, with its branches in Luxembourg, Malta and Turkish Republic of Northern Cyprus, representative offices in Shanghai, London, Moscow and Düsseldorf and nine financial services subsidiaries, Garanti operates as a fully-integrated financial services company.

In accordance with its vision to become a regional player in the banking sector, Garanti pursues close and lasting relationships with markets in the geographic regions of close proximity.

As of the end of 2007, Garanti's total assets stood at US$ 65.6 billion, its loan portfolio at US$ 33.6 billion and total deposits at US$ 37.7 billion.*

Growth via Pioneering and Innovative Offerings

Garanti Bank has developed several groundbreaking products and services both in Turkey and around the world. The Bank does not build its competition strategies on pricing, but rather pushes forward the competition in services. To this end, it lays special emphasis on establishing closer and longer-lasting relationships with customers, steadfastly holding onto a dynamic and innovative stance for making a difference.

Credit Cards that Set Standards

One of the areas where Garanti stands out is its credit cards business where it is the most innovative bank, accomplishing many firsts. The Bank is currently managing a huge payment systems infrastructure serving 6.5 million credit cards.

Bonus Card, introduced in 2000 as the first multi-branded chip-based credit card in Turkey, has won several awards and soon after its launch, enabled Garanti to offer credit card-related consultancy services to all over the world. Shop&Miles, a credit card that enables card holders to earn flight miles as they spend money using their cards, was launched in cooperation with Turkish Airlines the same year.

Shop&Miles&Club followed in 2004, offering solutions that allow members to enjoy life and have more leisure time, in addition to all the features that come with the original Shop&Miles.

In 2006, Garanti designed "Flexi" for customers who tend to analyze benefits, live the life of their choice and closely follow innovations. Card holders can choose from among the alternatives that best suit their spending habits and payment preferences. Fully customizable Flexi allows card holders to create a card with the interest rate, the reward system, the card fee and even the card design of their choice.

Since 2006, Garanti has been the only bank in Turkey entitled to issue American Express Centurion Line and Business cards and to enroll member companies. It was during the same year that MasterCard's revolutionary "PayPass" technology facilitating small ticket purchases was introduced in Europe for the first time through Garanti's Bonus Trink card. In 2007, Garanti launched yet another novelty in Europe, freeing credit cards from their traditional physical form and turning them into watches, stickers and key-chains.

Garanti - the Mortgage Expert!

In 2007, Garanti, the leader in the mortgage market, launched a series of training programs for real estate agencies on the specifics of housing finance. The Bank also cooperated with Istanbul Bilgi University to develop a certificate program for the specialization of branch personnel in this area.

SMEs, the Backbone of the Economy, Backed by Garanti

The first Turkish bank to treat SME banking as a separate business line, Garanti is offering one-stop solutions to cater to the commercial and retail banking needs of entrepreneurs. In 2004, the Bank launched the Cash Management Package "GANİ" to support companies on areas such as cash flow planning and pricing. In 2005, it began to provide products that can be customized according to investment requirements and structures within different industries and regions. As the first bank in Turkey to design a special support package for women entrepreneurs, Garanti is running special training programs for women, in collaboration with the Women Entrepreneurs Association of Turkey (KAGİDER).

In 2002, Garanti initiated a series of conferences, known as Garanti Anatolian Meetings, to bring industrialists and managers from all over Turkey together with leading experts and jointly develop regional solutions. So far, 48 gatherings

* According to 2007 consolidated financial statements

in 37 different provinces have been organized in cooperation with the daily, Dünya, where the Bank met with approximately 16,000 SMEs. Moreover, in 2005, Garanti launched a series of Basel II Meetings to inform SMEs on issues related to the Basel II Capital Accord; 17 meetings were held in 14 provinces, where an estimated 5,000 SMEs were informed about the opportunities offered by Basel II.

BranchLess!

Garanti is continuously investing in alternative delivery channels, significantly improving operational efficiency and profitability. The Bank performs 85% of all comparable banking transactions, including cash withdrawals, through alternative delivery channels. Garanti has one of the largest call centers in Turkey (Alo Garanti: 444 0 333) and is also a leader in online banking (garanti.com.tr). In 2007, Garanti celebrated the 10th anniversary of its online banking and also introduced Cep Şube (Mobile Branch), enabling the majority of online banking transactions through mobile phones with WAP or Internet access.

Citizenship for a Higher Quality of Life

Garanti follows an efficient, profitable and sustainable growth strategy to create banking services that add value to both the economy and the society. This approach is also manifest in the Bank's corporate social responsibility projects. In areas such as culture, arts, environment, education and sports that improve the vision of both the individual and the society, Garanti either creates long-term projects of its own or provides sponsorship for existing projects. Taking its mission one step further, Garanti aims to improve both the cultural life of society and its own corporate culture, through institutions set up under the roof of the Bank via Platform Garanti Contemporary Arts Center, Garanti Gallery and the Ottoman Bank Museum. Garanti sponsors several important art activities, aiming to shed light on the future through the past while contributing to the promotion of Turkey around the world.

Milestones in Garanti's History

1946 Founded in Ankara
1983 Joined Doğuş Group, a conglomerate operating in finance, industrial and services sectors
1990 Went public and its shares began to be traded on the ISE
1993 Became the first Turkish company to issue shares in international markets
1995 Introduced the first Cash Management Account in Turkey (E.L.M.A.)
1997 Became the first multi-branch private bank in Turkey to offer real-time online services
1997 Became the first Turkish bank to offer internet and telephone banking together
1999 Carried out the first export receivables securitization in the world
2000 Introduced Turkey's first multi-branded chip-based credit card, Bonus Card
2001 Merged with Ottoman Bank, another banking affiliate of Doğuş Group
2002 Established Turkey's first interbank card platform with Bonus Card
2005 Became the first bank in the world to offer SMS-based money transfer&cardless withdrawal service through mobile phones, via CepBank
2005 Introduced the world's first flexible credit card, FlexiCard, which allows for the customization of all parameters including financial and visual parameters
2005 General Electric and Doğuş Group became equal strategic partners
2006 Introduced the first PayPass featured credit card in Europe, Bonus Trink, with the contactless chip technology transforming plastic cards into a completely different dimension
2007 Launched mobile internet banking services for the first time in Turkey

With innovative products and superior service quality, Garanti will continue to "make a difference" in the lives of individuals in 2008 and beyond.

Shareholding Structure

Shareholding Structure of T. Garanti Bankası AŞ (as of December 31, 2007)

	Number of Shares	Nominal Value (YTL)	(%) Share
Doğuş Holding AŞ	55,990,035,536	559,900,355.36	26.6619
Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri AŞ	7,977,711,856	79,777,118.56	3.7989
Doğuş Nakliyat ve Tic. AŞ	115,499,879	1,154,998.79	0.0550
Doğuş Group Total	**64,083,247,271**	**640,832,472.71**	**30.5158**
GE Araştırma ve Müşavirlik Limited Şirketi	**43,785,624,949**	**437,856,249.49**	**20.8503**
Other Shareholders	**102,131,127,780**	**1,021,311,277.80**	**48.6339**
Total	**210,000,000,000**	**2,100,000,000.00**	**100.0000**


Doğuş Group Total
30.52%
Other Shareholders
48.63%
GE Araştırma ve Müşavirlik Limited Şirketi
20.85%

Insider Holdings

The Chairman, members of the Board of Directors, the CEO and the Executive Vice Presidents do not own any shares in the Bank.

Amendments to the Articles of Association

In the Extraordinary General Shareholders' Meeting of Garanti Bank held on October 4, 2007, amendments to Article 38 ("Voting") and Article 45 ("Distribution of Profit") of the Bank's Articles of Association have been approved by majority of votes.

T. Garanti Bankası AŞ Articles of Association, Amendments to Articles 38 and 45:

PREVIOUS TEXT

VOTING:

Article 38 - Each of the share-certificates holding a nominal value of five hundred Lira shall give its holder one vote.

DISTRIBUTION OF PROFIT:

Article 45 - The net profit remaining after the deduction of all expenses from the revenues obtained as a result of the Bank's annual activities shall be subject to transaction in the following order.

A) 5% shall be distributed to the legal reserves,

B) 5% of the paid-up capital from the remaining part shall be distributed to the shareholders as first profit share (dividend),

C) 5% of the remaining part shall be distributed to the extraordinary reserves,

D) Of the remainder after the assignment and distribution as in the items A-C:
- up to 5% shall be distributed to the members of the Board of Directors;
- 5% to the Bank's manager and officials;
- 10% shall be distributed to the founder (benefit) certificates.
These profit shares shall be determined according to the net profit falling on the last main capital.

E) The General Assembly shall be authorized to distribute the remaining profit completely or in part to the shareholders as profit share or to assign it partly or entirely to the extraordinary reserves.

F) The provision of Article 466, sub-paragraph 2, item 3 of the Turkish Commercial Law shall be reserved. The distribution as mentioned above in items C-D-E may not be realized unless the funds (equivalent) of the financial liabilities to be fulfilled by the Company's juridical person and the legal reserves have been assigned.

NEW TEXT

VOTING:

Article 38 - Each of the share-certificates holding a nominal value of one Ykr shall give its holder one vote.

DISTRIBUTION OF PROFIT:

Article 45 - The net profit remaining after the deduction of all expenses from the revenues obtained as a result of the Bank's annual activities shall be subject to transaction in the following order.

A) 5% shall be distributed to the legal reserves,

B) 5% of the paid-up capital from the remaining part shall be distributed to the shareholders as first profit share (dividend),

C) 5% of the remaining part shall be distributed to the extraordinary reserves,

D) Of the remainder after the assignment and distribution as in the items A-B-C:
- 10% shall be distributed to the founder (benefit) certificates.
These profit shares shall be determined according to the net profit falling on the last main capital.

E) The General Assembly shall be authorized to distribute the remaining profit completely or in part to the shareholders as profit share or to assign it partly or entirely to the extraordinary reserves.

F) The provision of Article 466, sub-paragraph 2, item 3 of the Turkish Commercial Law shall be reserved. The distribution as mentioned above in items C-D-E may not be realized unless the funds (equivalent) of the financial liabilities to be fulfilled by the Company's juridical person and the legal reserves have been assigned.

Financial Highlights*

ASSETS (YTL billion)	2006	2007
Cash and Banks	7.8	12.8
Securities	16.0	18.8
Loans	29.2	39.0
Other	4.1	5.6
Total Assets	**57.1**	**76.2**

Turkish Lira Loans (YTL billion)


2006
16.9
2007
22.7

Turkish lira loans of Garanti increased by **34%** compared to previous year.

34%

Foreign Currency Loans (US$ billion)


2006
8.8
2007
14.1

Foreign currency loans of Garanti increased by **60%** compared to previous year.

60%

LIABILITIES (YTL billion)	2006	2007
Deposits	33.8	43.7
Funds Borrowed and Repos	15.1	20.2
Other	3.4	5.2
Shareholders' Equity	4.8	7.1

Turkish Lira Deposits (YTL billion)


2006
14.3
2007
20.2

Turkish lira deposits of Garanti increased by **41%** compared to previous year.

41%

Foreign Currency Deposits (US$ billion)


2006
13.9
2007
20.3

Foreign currency deposits of Garanti increased by **45%** compared to previous year.

45%

* According to 2007 consolidated financial statements

(YTL billion)	2006	2007
Adjusted Net Interest Income	1.8	2.7
Net Fees and Commissions	1.0	1.3
Ordinary Banking Income	2.9	3.8
Operating Expense	(1.8)	(2.1)
Normalized Net Income*	**1.2**	**1.6**
Nonrecurring Income-Net		**0.8**
Net Income	**1.2**	**2.4**

* Excluding nonrecurring income from insurance and pension&life business subsidiaries stake sale amounting to YTL 669 million (post-tax) and nonrecurring income from custody sale amounting to YTL 112 million (post-tax).

Normalized Net Income (YTL billion)


2006
1.2
2007
1.6

Normalized net income of Garanti increased by **41%** compared to previous year.

41%

Net Income (YTL billion)


2006
1.2
2007
2.4

Net income of Garanti increased by **108%** compared to previous year.

108%

Garanti's Credit Ratings

Standard&Poor's	
Long-Term Foreign Currency Counterparty	BB- (Stable)
Long-Term Foreign Currency Deposit	BB- (Stable)
Moody's	
Long-Term Foreign Currency Deposit	B1 (Stable)
Long-Term Turkish Lira Deposit	A3
Outlook on Turkish Lira Deposit	Stable
Short-Term Turkish Lira Deposit	Prime-2
Financial Strength	C-
Outlook on Financial Strength	Stable
National Scale Rating-Long-Term/Short-Term	Aaa.tr/TR-1

Fitch Ratings	
Long-Term Foreign Currency*	BB (Stable)
Short-Term Foreign Currency	B
Individual	C
Support	4
Long-Term Turkish Lira*	BBB- (Stable)
Short-Term Turkish Lira	F3
National Rating	AAA (TUR) (Stable)

* As of the end of 2007, Garanti's long-term Turkish lira default rating (BBB-) and long-term foreign currency default rating (BB) issued by Fitch Ratings are two notches and one notch above the country ratings, respectively.

Garanti's...

...Vision
To be the best Bank in Europe.

...Mission
To continuously and noticeably increase the value it creates for its customers, shareholders, employees, the society and the environment by utilizing its influence, agility and organizational efficiency.

...Strategy
To maintain long-term sustainable growth by continuously creating value.

...Main Pillars of Strategy

Focus on customers
- Innovative products and high service quality
- Unparalleled efficiency, experience and application
- Exceptional business processes throughout the Bank
- Guidelines on customer satisfaction

Focus on the continuity of technological innovation
- The best and the fastest technological equipment, continuously progressing and integrated with business segments
- Up-to-date IT infrastructure

Focus on competent human resources
- Continuous improvement in efficiency and competency of human resources
- Incentive structure based on performance

Focus on disciplined growth
- Sustainable and profitable growth focused on real banking.
- Strong asset quality
- Outstanding service and distribution competencies to reach target markets and a wide customer base

Focus on sustainable income sources and profitability
- Focus on high-return products and profitable business segments
- Increase of non-interest income
- Creation of customer-driven income
- Continuous improvement in cost of borrowing and free equity
- Development of cross-sell opportunities by prioritizing products and packages that enhance customer loyalty

Focus on operational efficiency
- Focus on improving productivity
- Focus on cost / income synergies

Focus on strong distribution channels
- Wide and efficient branch network
- Effective broad-based utilization of alternative distribution channels

Focus on risk management and audit
- Measurement of risk with globally accepted methods
- Portfolio based risk management where risk is associated with return leading to optimal distribution of economic capital
- Proactive audit systems

Focus on corporate governance and social responsibility
- Commitment to corporate governance, ethics and corporate values
- Play an active role in establishing high standards for social development by creating value for the society and the environment

...Core Values

Garanti has established binding corporate values in the process of creating strategies for the execution of its vision and mission. These core values have become a way of life and way of doing business for all employees of the Bank.

Our customers...

- All operations and efforts are focused on the customers.
- The Bank's objective is to satisfy its customers above and beyond expectations.
- Garanti employees are honest, courteous, helpful, solution-oriented and always pleasant.

Garanti and its employees have high moral values

- The Bank obeys rules and regulations without exception.
- Having a good conscience is very important for both the organization and the individuals within it.

The most important issue for Garanti is the human factor

- The Bank values individuals highly and invests continuously in human resources.
- The Bank's quality is ensured by its employees.
- Each Garanti team member aims to deliver high quality products and services.
- The Bank understands the importance of delegating responsibilities.
- Garanti encourages its employees to use initiative.
- The Bank believes in the creative powers of motivation and strives to generate such an environment.
- Garanti believes that each team member is a leader and the best at what he/she does.

Team work

- The Bank believes in effective team work and open lines of communication. It does not compromise these principles.
- The organization is opposed to strict layers of hierarchy.
- Garanti team members from the CEO to the lowest ranking personnel work as one unit to realize the vision.
- The efficient team work of the Bank is strengthened by collaboration, mutual trust and respect.

Continuous progress

- The Bank maintains the quality of its work by constantly improving itself rather than holding onto the status quo.
- Garanti's policy is to invest in its people and technology as it moves forward.
- The Bank's main mission is to sustain a high level of quality while improving its products and services.
- Garanti's approach to quality is proactive; the Bank strives to isolate the needs and expectations of its customers and address them - before they become problems.

Social responsibilities

- The Bank exerts its best efforts toward society, the environment and humanity.
- The Bank is confident that its exemplary work will benefit the banking sector as well as the whole country.

Garanti's Position in the Banking Sector

In 2007, Garanti succeeded in increasing its market share in all product categories. With an asset growth of 33%, Garanti became the second largest private bank in Turkey on a consolidated basis and moved up to the leadership position in total cash and non-cash lending. In assets and deposits, the growth achieved has been twice the pace of the sector.


Total Assets (%)
Garanti
33.3
Sector
15.4
Total Loans (%)
Garanti
33.4
Sector
29.7
Total Deposits (%)
Garanti
29.3
Sector
15.4
Number of Branches (%)
Garanti
21.6
Sector
11.3
Number of Employees (%)
Garanti
21.8
Sector
10.6

(%)

	2006	2007	Change (Points)
Total Assets	10.7	12.4	**1.7**
Total Loans	13.0	13.8	**0.9**
Turkish Lira Loans	10.6	11.1	**0.5**
Foreign Currency Loans	19.3	22.1	**2.8**
Total Deposits	9.7	11.0	**1.3**
Turkish Lira Deposits	7.5	8.6	**1.1**
Foreign Currency Deposits	13.3	15.6	**2.3**
Demand Deposits	12.0	13.1	**1.1**
Time Deposits	9.3	10.6	**1.4**
Number of Credit Cards	17.3	17.4	**0.1**
Number of Debit Cards	6.2	7.1	**0.9**
Acquiring Volume**	22.2	23.0	**0.8**
Number of ATMs	8.8	9.9	**1.1**
Total Foreign Trade	14.5	15.5	**1.0**
Exports	15.3	16.9	**1.6**
Imports	14.0	14.6	**0.6**
Total Check Transactions	10.2	11.5	**0.9**

* Sector data includes commercial banks only

** Acquiring Volume: Transaction volume covering member companies and ATMs

Profitability Ratios

Return on Average Assets (%)

2006		2.33
2007	2.52*	3.71

Cost/Income (%)

2006		53.7
2007	41.8*	50.1

Return on Average Equity (%)

2006		27.4
2007	27.4*	40.4

Earnings Per Share (%)

2006		0.56
2007	0.78*	1.15

* Excluding nonrecurring income items of YTL 669 million (post-tax) and YTL 112 million (post-tax) from the sale of stakes in Garanti Insurance and Garanti Pension and Life, and from the sale of the custody services business, respectively

Competitive Advantages

High-powered and dynamic human resources capable of making a difference

State-of-the-art technology

Innovative customer-oriented products and services

Best customer relationship solutions

Strong brand and reputation

Exceptional data warehousing and management reporting

Centralized operations

Integrated financial services

Extensive branch network

Use of alternative delivery channels

Garanti Financial Services Group Companies

GarantiBank International N.V.

Established in 1991, GarantiBank International (GBI) has operations in the Netherlands, Romania, Switzerland, Germany, China, Ukraine and Kazakhstan; as such, its regional expertise in trade finance is in high demand. GBI currently has the highest credit rating ever awarded to a Turkish bank and offers a wide range of financial services including retail and private banking as well as direct and structured transactions designed for institutions (see p. 60).

GarantiBank Moscow

Established in 1996, GarantiBank Moscow (GBM) operates mainly in corporate and commercial segments. With experience and quality service, it has become the first choice of Russian and Turkish companies operating in various industries within the Russian economy. As part of international capital flows, GBM provides solutions for money transfer requirements of small and medium-size enterprises. The Bank is also a leader in tourism related transactions between Turkey and Russia (see p. 61).

Garanti Securities

Established in 1991, Garanti Securities is a leading Turkish brokerage house offering corporate finance, research and brokerage services. With services in mergers and acquisitions, public offerings and privatizations, private equity, domestic and international brokerage as well as clearing and custody, Garanti Securities maintains its position as the leader in capital markets (see p. 62).

Garanti Asset Management

Established in 1997 as the first company in its business segment, Garanti Asset Management offers mutual fund management, pension fund management and corporate and individual portfolio management solutions. With a corporate investment and management philosophy based on analytical thought, competent human resources and advanced technology, Garanti Asset Management is considered one of the best asset management service providers in Turkey (see p. 63).

Garanti Leasing

Operating in the leasing sector since 1990, Garanti Leasing, utilizing the most extensive distribution network in the sector, to provides leasing support to corporate, commercial, small and medium-size enterprises by financing their product and equipment investments including the purchase of land transportation vehicles, equipment for construction and manufacturing, agricultural machinery, textile machinery and printing presses, as well as real estate investments. Since 2001, Garanti Leasing has received the highest credit ratings among Turkish institutions within its sector and remains a market leader (See p. 64).

Garanti Factoring

Garanti Factoring, which commenced operations back in 1990 as one of the first factoring companies in Turkey, offers mutually beneficial products designed for companies with extensive retail or supplier networks, for corporate enterprises focusing on imports and exports and for SMEs. In addition to traditional factoring products, Garanti Factoring diversifies its product range with solutions customized for individual industries and customers. Dedicated to innovative, creative, dynamic and customer-oriented services, Garanti Factoring is one of Turkey's leading factoring companies (see p. 65).

Garanti Pension and Life

Incorporated in 1992, Garanti Pension and Life solidified its prominent position in the sector by concluding a partnership agreement (15%) with Eureko BV in March 2007. The company focuses on bringing Europe's product diversity to Turkey and taking advantage of its ability to operate all around the country coupled with a solid financial structure to supply the best of private pension and life insurance services (see p. 66).

Garanti Mortgage

Housing finance is one of the most crucial components of global finance. It was the growth potential of this business segment in Turkey that led to the establishment of Garanti Mortgage in October 2007 - the first Turkish company in this sector. The company aims to improve Garanti Bank's expertise in this field and further strengthen its position as a market leader (see p. 32).

Garanti Payment Systems

Established by Garanti Bank in 1999 as the first Turkish example of separating credit card operations from other banking activities, Garanti Payment Systems renders chip-based, multi-brand and co-branded card programs as well as commercial and virtual cards, marketing and e-commerce services for Garanti. As the leading service provider in Turkey's credit and debit cards market, Garanti Payment Systems is a pioneer in domestic and international markets with an innovative and visionary structure (see p. 68).

Garanti Technology

Garanti Technology provides services and consultations related to technology infrastructure, software development on various platforms, Internet applications, integration, system administration, security management, project management and office applications for companies particularly in the banking and finance sector and also for those in the automotive, construction, media and tourism industries. Garanti Technology is one step ahead of the competition with its superior service quality, infrastructure security, uninterrupted transaction skills and ability to offer creative technological solutions and is thus recognized in the sector as a "groundbreaker" (see p. 68).

Garanti in 2007

January

The international credit rating agency Moody's Investors Service upgraded the long-term bank deposit rating of GarantiBank International (GBI) by two notches, from Baa2 to A3. The A3 rating of GBI, an affiliate of Garanti Bank in the Netherlands, represents the highest investment grade level so far a bank with a Turkish shareholder has ever received.

Garanti participated in the financing of Deriner Dam project as one of the two arrangers and contributed US$ 375 million where the Turkish Undersecretariat of Treasury was the borrower.

February

Garanti Bank secured a subordinated fixed rate loan of US$ 500 million from international markets. The loan has a 10-year maturity (non-call five year) and was priced at par to yield 6.95%.

With the aim of moving banking transactions into digital platforms, Garanti signed an agreement with Turkcell to offer Mobile Signature, a leading application in the world, to Garanti customers to be used in internet banking.

As a mandated lead arranger, Garanti contributed US$ 625 million to Turkcell's US$ 3 billion unsecured syndicated loan for international growth opportunities and potential acquisition projects.

Garanti became the first bank to establish a Direct Debit System with Petkim, Turkey's leading petrochemical company with an annual turnover of US$ 1.5 billion. The system - one of the best practices of financial supply chain management - provides low-cost funding and credit line for post dated purchases to Petkim's more than 1,000 corporate clients, facilitating electronic execution of all financial transactions between Petkim and its customers including procurement, payment and reconciliation, while eliminating the collection risk for Petkim.

Garanti introduced Fleet Card, a first in Turkey, designed according to the needs and spending habits of companies that operate marketing and distribution networks. Garanti offered these companies the opportunity to control, limit and report their expenditures. Companies using Fleet Card can utilize internet banking to set or change the card's sector-specific limits and deactivate it temporarily for intervals when it will not be used.

The Environmentally Friendly Bonus Card was introduced as Turkey's first credit card that supports environmental protection projects. Depending on the amount of spending and the type of the card, a certain portion of the acquired Bonus points are donated to the World Wildlife Fund Turkey. This card is produced using the minimum possible amount of PVC and degrades faster than regular cards. All printed materials used for communications related to the Environmentally Friendly Bonus Card, such as envelopes, letters, brochures, etc, are produced using recycled paper. Credit card statements are submitted only through e-mail, which means not only saving on paper, but also additional donations to WWF Turkey.

March

Garanti Bank signed a partnership agreement with Eureko BV from the Netherlands, one of the leading insurance companies in Europe. To further focus on the core business and create value through know-how transfer, Garanti decided to sell its 80% stake in Garanti Insurance and its 15% stake in Garanti Pension to Eureko upon necessary approvals for a sum of EUR 465 million.

Garanti Bank and Şekerbank signed a licensing agreement enabling Şekerbank customers to utilize card and partner merchant network benefits of Bonus Card. The deal extended the Bonus card platform, which had already been joined by DenizBank and TEB, making it the first card platform in Turkey to be offered by four banks.

April

As part of the regional expansion strategy, Garanti Bank and GE Consumer Finance decided to merge their operations in Romania. The branches of Garanti Bank International in Romania, a wholly owned subsidiary of Garanti Bank and three Romanian subsidiaries of GECF will be merged under Motoractive Leasing by converting its existing license into a banking license.

ParaCard, Garanti Bank's debit card, became valid for usage on 120 city buses in Çanakkale. This application made public transportation faster and more convenient and relieved Paracard users from hassles like carrying change and waiting in line and eliminated the need to purchase and carry tickets.

Garanti launched the Gold Mutual Fund for customers who want to invest their savings in gold.

May

Garanti secured a EUR 600 million one-year club term loan from international markets, with an all-in cost of EURIBOR+47.5 bps per-annum. This first self-arranged and coordinated syndicated term loan of Garanti represents the lowest pricing ever accomplished by a Turkish bank in this tenor.

As mandated lead arranger, Garanti provided a 13-year project finance facility of US$ 100 million to PSA-Akfen joint venture for acquisition of the privatized Mersin Port, one of the most important container ports in Turkey.

Garanti contributed EUR 50 million long term loan for the cement plant investment of Kipaş Group's KÇS Cement, to be built in Kahramanmaraş with a clinker capacity of 1.3 million tons per annum. Another EUR 50 million loan was provided together with a foreign bank to the Italian Barbetti Cement Company for the acquisition of a 30% stake in Çimko, a subsidiary of the Sanko Group.

Only ten months after the launch of Bonus Trink, Garanti Bank and MasterCard used PayPass technology to transform normal credit cards into wristwatches. The Bonus Trink Watch became the first watch in Europe that also functions as a credit card.

Istanbul Museum of Modern Art entered into collaboration with the Centre Georges Pompidou in Paris to initiate a series of education programs titled Young Istanbul Modern. Garanti Bank became the education sponsor of this three-year program designed for children and teenagers.

June

Upon obtaining the required regulatory approvals, the EUR 465 million insurance deal between Garanti and Eureko has been finalized.

Garanti extended the scope of cooperation with China Union Pay, the largest electronic payment network in China, by signing a new agreement that will allow tourists and businessmen visiting China to use their Bonus credit cards and ATM cards there. Furthermore, Garanti is planning to utilize these cards for money transfers between Turkey and China.

Following the enactment of the Mortgage Law in March, Garanti with its 'Garanti the Mortgage Expert' approach launched a new array of innovative mortgage products aiming to identify the needs and expectations of its customers and accordingly provide customized solutions to them. In addition to a series of variable rate mortgages such as flexi-term and falling-rate, Garanti provides choice and ease of payment.

Garanti started talks with several institutions in Ukraine to identify and assess regional expansion opportunities.

Garanti secured US$ 600 million through a diversified payment rights securitization transaction. The first three tranches of the loan, issued on a wrapped basis as of June 28, 2007, have a total size of US$ 550 million with ten-year maturity; the fourth tranche is unwrapped and amounts to US$ 50 million with eight-year maturity.

July

Garanti Bank reached an agreement with Deutsche Bank for the transfer of the custody services it provides to foreign institutional investors for US$ 115 million. Accordingly, ongoing services made available to foreign institutional investors will continue to be provided by the Bank for the ten months following the transfer, while custody services to local investors will remain unaffected.

Garanti joined forces with leading e-commerce companies and launched CepBank Shopping, a new mobile payment system that requires only the customer's mobile telephone number for online shopping, eliminating the need to share credit card or bank account details.

Garanti introduced a first in the world with another innovative contactless payment application - Bonus Trink Sticker. Using the PayPass facility, Bonus Trink Sticker is fast and convenient, bringing an end to the need to carry change for small-ticket items. The 5 x 3 cm Bonus Trink Sticker can be used by sticking it to a flat surface made of plastic, such as a mobile telephone.

With Garanti Discount, Garanti Bank has broken new ground in the field of financial supply chain management in Turkey. This system allows sellers (suppliers) to immediately factor their receivables, which have been approved and entered into the system by the buyers, at Garanti's Internet branch without the need for collaterals.

With the 14th International Jazz Festival organized by the Istanbul Foundation for Culture and Arts between 3-7 July, Garanti marked its tenth consecutive year as the main sponsor of this event. A tribute concert to Arif Mardin and Ahmet Ertegün, two prominent musicians who passed away last year, was included in the festival's program in which almost 40 concerts, mostly jazz, but also other genres such as pop, classical, alternative rock, Latin and other international music took place at various venues.

August

This year, Hüseyin Alptekin's installation titled Don't Complain represented Turkey at the 52nd International Arts Exhibition at the Venice Biennial from June 10th until November 21st. The event was sponsored by Garanti Bank and supported by the Turkish Ministry of Foreign Affairs, the Promotion Fund Council of the Prime Ministry and the Friends of the Venice Biennial/Turkish Pavilion.

Garanti, as a mandated lead arranger, has underwritten US$ 465 million of the loan granted for the purchase of Turkish Telecom, the biggest ticket in the privatization history of Turkey.

Garanti became the first and only bank in Turkey to become a member of the SWIFT-TSU (Trade Services Utility). Currently the TSU system includes 52 banks from around the world.

September

Garanti Bank decided to establish two new companies, Garanti Financial Services N.V.based in the Netherlands to assess and evaluate the opportunities for cross border expansion and Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ to provide all types of consultancy and outsourcing services to banks, housing finance and mortgage finance companies.

As the mandated lead arranger, Garanti extended a EUR 200 million project finance loan to Fraport-IC, which had been awarded the operating rights to the Antalya Airport. Garanti also issued the 18-year, EUR 142 million letter of guarantee for Fraport-IC to be given to the General Directorate of State Airports Authority.

On the tenth anniversary of the Online Banking, Garanti introduced Mobile Banking - Cep Şube and made its services available via wap.garanti.com.tr. through mobile phones. This service offers almost all of the online banking services via all mobile phones with WAP or internet access.

October

Garanti, as mandated lead arranger, extended a 12-year acquisition facility worth EUR 285 million to KKR regarding its acquisition of UN Ro-Ro and affiliates. This project was the largest private equity transaction in Turkey so far and also the largest acquisition project entirely financed by Turkish banks.

November

Organized by the TÜRSAK Foundation and sponsored by Bonus Card, the Sixth Bonus Card International Comedy Film Festival was held from November 23 to November 29, 2007.

Garanti was authorized to underwrite a US$ 500 million project finance facility for Eren Enerji, regarding its investment of the largest private coal-fired power plant with a capacity of 1,360 MW.

December

GE and Doğuş reached an agreement regarding the transfer of GE's 4.65% stake in Garanti to Doğuş for US$ 674,250,000. Following the share transfer, GE and Doğuş continued their strategic partnership with stakes of 20.85% and 30.52% respectively; there has been no change in the control and management of Garanti.

Following an upgrade of Turkey's local currency rating from BB- to BB, the international credit rating agency Fitch upgraded Garanti's long-term local currency rating to BBB-; its short-term local currency rating to F3; and its national rating to AAA (tur).

The success of Bonus Card has gone beyond Turkey's borders. Bonus Card was introduced in Romania and with the first ever cross-border rewards program in the world, Garanti made it possible for cardholders to earn bonus points in Turkey or Romania and redeem their rewards in either country.

Bonus Trink credit card, which followed Paracard relieving its holders the inconvenience of carrying change for small-ticket items, started to be used in public transportation in Çanakkale and Samsun. The applicaton has been named as first in Europe.

The Doğuş Group acquired a 49.9% stake in GE Money's consumer finance business in Romania. The consumer finance operation, which will be pursued with the principle of equal partnership, consists of three separate companies involved in leasing, sales finance and automobile financing.

Awards

Garanti, named the **"Best Bank in Turkey"** for the eighth time

Garanti Bank was honored with the Euromoney Award for Excellence by one of the world's most important finance publications and has been named "Turkey's Best Bank" for the eighth time. The Euromoney Award for Excellence is granted to institutions that take the lead in setting standards of excellence in banking and capital markets.

As per Euromoney magazine's evaluation, it was Garanti's impressive financial results in 2006 and particularly its net profit that put the Bank ahead of the competition and crowned it as the Best Bank in Turkey.

Garanti receives the **STP Excellence Award** again

Garanti Bank has once again been presented with the "Straight through Processing (STP) Excellence Award" by the world's leading banks; The Bank of New York Mellon, JP Morgan Chase Bank NA and Deutsche Bank. Each of these banks deemed Garanti worthy of this award, based on Garanti's up to 98% error-free rate in US$ and EUR based SWIFT transfers in 2006. Meanwhile, Standard Chartered Bank's STP Excellence Award, which was offered for the first time in Turkey, has been presented to Garanti as well.

Garanti, at the top of **Turkey's Most Admired Companies** survey

According to the results of the "Turkey's Most Admired Companies" survey held by the magazines Capital and Platin, Garanti Bank was the only financial institution ranking in the top three.

Visa **leadership award**

Garanti Bank received VisaCard's "2006 - The leader bank in Visa corporate cards transaction volume" award.

Garanti Flexi Card: **The awards just keep on coming!**

Interactive Media Awards, Best in Class Award: the website (www.flexicard.com.tr) received record-high points in the Media Awards of the Interactive Media Council and was chosen Best in Class for both Financial Information and Marketing categories.

WebAward, Standard of Excellence Awards: In the International WebAwards, regarded as one of the most prestigious competitions in the sector, Flexi Card's website was awarded Bank Standard of Excellence and Financial Services Standard of Excellence by The Web Marketing Association.

Cards International, Best Launch: Flexi Card was awarded the "Best New Credit Card Product Launch" in 2006.

Marketing-ist 2006: Most Innovative New Product: Flexi Card, which was introduced in early 2006, has been honored the Thinkmarketing 2006 Innovative Product Award by Marketing-ist.

Flexi Card was also awarded with Great Innovation Award presented by the General Electric Global Bank Card Forum and the Best New Product Launch Award by GE Money.

Environmentally Friendly Bonus Card wins the **OSCARD**

For its design and social responsibility aspects, the Environmentally Friendly Bonus Card was awarded the OSCARD by the independent agency Publi-News. This award is regarded as the Credit Card Oscar.

Bonus Trink - **Marketing Innovation of the Year**

Think Marketing Awards, considered as the most prestigious marketing contest in Turkey, named Bonus Trink "2007 - Marketing Innovation of the Year" for making customers' lives easier and for being a tool utilizing daily accessories rather than being a conventional credit card.

Global Finance selected Garanti as **"Europe's Best Consumer Internet Bank"**

As a part of its evaluations on banks' performances for 20 years, Global Finance, one of the most respected international finance magazines, named Garanti the "Best Consumer Internet Bank of Europe". For the first time, this award was won by a Turkish bank. Having won the title of Turkey's Best Consumer Internet Bank for the seventh year in a row, Garanti came in first for the online consumer banking sub-categories of Best Website Design in Europe, Best Investment Management Services and Best Security Management as well. The Internet Branch of Garanti Bank was evaluated according to criteria such as attracting online customers, service quality, product variety, growth in number of users and functional design.

According to the Omnibus Survey held by Interpromedya& Birleşik Araştırmacılar in 16 provinces with 1,300 participants, Garanti Bank was the most preferred internet bank with a rate of 23.3%.

Garanti was granted **Golden Spider** Web Awards

With the unanimous decisions of prominent journalists, writers, businessmen and academics involved in information technologies, Garanti was awarded prizes in five different categories by the Golden Spider Web Awards, organized by DorukNet since 2002. The website, www.garanti.com.tr won first prize in the "Online Banking" category for the fifth consecutive year and received a first place award in the "Corporate Communication" category. Garanti also made its mark on the "Financial Services" category, where paragaranti.com and evimgaranti.com won first and second prize, respectively. The latter also came first in the "Professional Services" category.

International awards for the Garanti Pension Website

Garanti Pension was among the winners of the Web Marketing Association's WebAward in 2007. In this contest, where leading financial institutions from banking and insurance sectors in Turkey and from around the world compete, Garanti Pension won the "Insurance Standard of Excellence" award, specific to insurance sector, and the "Financial Services Standard of Excellence" award, specific to the finance sector as a whole.

In the Interactive Media Awards organized by Interactive Media Council Inc., where the focus was on high standards in website design, Garanti Pension left behind hundreds of local and international websites and was honored with two awards. Garanti Pension website won "Outstanding Achievement" prizes both in the "Financial Services" category, in which only 11 of the 234 participants were awarded and in the "Marketing" category, where only 9 of the 473 participants received an award.

Garanti Securities, the **Best Investment Banking Institution**

In June 2007, Garanti Securities was, for the first time, named "Best Investment Banking Institution" by the international finance magazine Global Finance. Besides, in December 2007, Turkey's leading finance magazine Capital honored Garanti Securities "Turkey's Most Admired Brokerage House" for the fifth time.

Garanti Leasing, Turkey's **Most Admired Leasing Company**

Garanti Leasing was chosen "Turkey's Most Admired Leasing Company" in 2007 by Capital magazine.

Chairman's Letter

Dear Shareholders,

I would like to welcome all of our esteemed shareholders to the Garanti Bank's 62nd Annual Shareholders' Meeting, which is held after a successful year.

Before evaluating last year's performance from the Bank's perspective, let me take this opportunity to give you a brief overview about the major developments in Turkey and the world throughout the year 2007.

The Turkish economy has firmly adhered to the economic program that was launched after the 2001 crisis and thus achieved macroeconomic stability. Inflationary expectations of the economic actors were positively influenced by sustained fiscal discipline, structural reforms and a tight monetary policy focusing on price stability, which strengthened confidence in the implemented policies. Furthermore, supported by the EU accession process and a favorable global liquidity environment, Turkish economy entered a period of sustainable growth starting in the first quarter of 2002. Strong economic performance was translated into growth rates, which reached an annual average of 7.2% for the period 2002-2006.

Following the strong growth that was prevalent since 2002, the world economy entered a period marked by growing uncertainties in the financial markets of developed economies since the second half of 2007. The downward trend in the US housing market and the resulting losses in asset-backed securities by high-risk housing loans resulted in increased tension in the financial markets of developed economies during the second half of 2007. The liquidity crisis deepened particularly in July and August, when major financial institutions cancelled the loan facilities that they had granted to each other; the trouble could only be overcome through major interventions by the Fed and by European central banks. While the developed economies were shaken by the financial turbulence, emerging economies have not so far been affected, unlike the past experiences. Net capital flows into emerging markets, which have been at historically high levels since 2002 due to the positive atmosphere created by favorable global liquidity conditions, have reached high record levels in 2007. However, there are growing expectations that the increasing vulnerability in the financial markets of developed countries, together with the reduction in risk appetite, would lead to a global liquidity crunch. This is the reason why the economies that need capital inflow to finance their current deficit, like the Turkish economy, will be keeping a close eye on international developments in 2008.

As for Garanti Bank, 2007 was a fruitful and successful year where the targets were exceeded, strong domestic organic growth continued and significant steps were taken toward becoming a regional bank abroad. Financial and operational results, indicated in the following pages of this report, clearly illustrate this success.

As Garanti Bank, we are targeting sustainable and profitable growth in the long-term. To that end, we paid utmost attention to make customer-orientation as an integral component of our corporate culture. We continue to improve the competency and efficiency of our human resources through training and technology. Our investments in technology have reduced the operational burden on employees and increased our capacity to develop new products. Furthermore, we are rapidly expanding our branch network and making our alternative delivery channels more effective.

At Garanti Bank, we have restructured our business processes and our balance sheet to ensure the highest level of growth and value creation in this new era of Turkish banking. As a result of these strategies, Garanti Bank ranked first in the sector in terms of market share growth in all segments of financial services during 2007. Garanti Bank also managed to obtain the lowest-cost funds from abroad through syndication and securitization.

At Garanti Bank, we are confident that we are offering globally competitive services and have the capacity to compete with international banks. Hence, while reducing our non-banking assets and focus more on our core business, we also take concrete steps in foreign markets to transform Garanti from a national bank into a regional bank in Europe.

On behalf of our Board of Directors and all our shareholders, I would like to express my gratitude to our valuable employees, who had a great role in taking the Bank to its current position and who will also play a crucial part in our future progress, for their diligent work and loyalty. I would also like to thank our customers and our economic and social stakeholders for their close support and confidence.

Sincerely,



Ferit F. Şahenk
Chairman of the Board of Directors



As Garanti Bank, we believe we are offering services at global standards and fully capable of competing with international banks. Hence, while reducing our non-banking assets and focus more on our core business, we also take concrete steps in foreign markets to transform Garanti from a national bank into a regional European bank.

Letter from the CEO

I am pleased to announce that, 2007, has been the most successful year in Garanti's entire 61-year history. Despite volatile conditions in international financial markets, and blurry political arena at home we outperformed every target we had budgeted at the beginning of the year. Exceptional market share gains were registered in every business segment, as we implemented our established customer-oriented growth strategy. The momentum in our lending activities was maintained, and as a result, by the end of the year Garanti became the indisputable leader in total cash and non-cash loan volume. We succeeded in raising total assets by 33% to YTL 76.2 billion, making Garanti the second largest private bank in Turkey while we posted a record-breaking YTL 2.4 billion net profit. Profit growth in 2007 exceeded 40%, even when proceeds from asset sales carried out in light of Garanti's strategy of focusing on core business areas were excluded.

2007: A Year of External and Internal Uncertainties

We witnessed two very important elections in 2007. The political arena began to stir in April with the approaching presidential election, which was a major source of uncertainty until the new Parliament convened in July, after general elections, to elect the new president. Nevertheless, this uncertainty did not have a negative or lasting impact on the national economy and the banking sector as foreign direct investments continued to flow into emerging markets during the first half of the year.

In the second half of the year, growing tension in the US mortgage market led to deterioration in asset quality of major international financial institutions. This was accompanied by significant write-offs in financial derivatives backed by sub-prime mortgages. While ambiguous market conditions were making risk-adjusted pricing nearly impossible, loss of confidence in financial markets led to the emergence of a liquidity crisis in developed economies. Despite rapid interventions by FED, BOJ, ECB and other leading central banks throughout the world with cash injections and interest rate cuts, the prospect for global growth and credit markets to fully recover in the short-term looked bleak.

These developments, both abroad and at home, did not have an impact of the same magnitude on interest and exchange rates as we had experienced during the May 2006 market turbulence. Nevertheless, demand for Turkish lira loans slackened. Annual growth in Turkish lira loans declined from a level of 44% in 2006 to 33% in 2007. The slowdown in Turkish lira loans was particularly pronounced in home and car loans. On the other hand, foreign currency loans, which grew 25% in US dollar terms in 2006, increased a further 48% in 2007 thanks to privatizations, mergers and major project finance deals.

Growth through differentiation

In a year when uncertainties prevailed and banking volumes contracted, Garanti maintained its growth momentum. This was achieved by the continued introduction of innovative products and services and of course, maintaining outstanding service quality Garanti is associated with.

As a likely result of Garanti's long-standing and successful customer-oriented growth strategy, it became the leader in total cash and non-cash loan volume in 2007. Increasing Turkish lira loans by 33%, foreign currency loans by 60% (on a US dollar basis) and non-cash loans by 28%, in total, Garanti granted YTL 52 billion in financial support to the Turkish economy.

Garanti participated in almost every project finance deal in Turkey during 2007. It increased its business volume with SMEs by 52%, the most dynamic segment in the economy, to over US$ 9 billion. Despite intense competition, it achieved growth in its market share in consumer loans and credit cards through innovative product offers. Mortgage lending was not neglected, which Garanti believes will provide a major impetus to its consumer business in the future. In 2007, Garanti was the leader in mortgage loans thanks to the efforts of a team of "mortgage advisors", trained through a certificate program organized in collaboration with Istanbul Bilgi University. Relentlessly striving to provide services of the highest caliber with an ever growing extensive branch network, Garanti increased its assets twice as fast as the banking sector average.

Newly launched products and services were the major impetus in the expansion of business volume. In 2007 alone, Garanti unveiled 40 new products in mortgages, credit cards, telephone and Internet banking services, as well as in savings accounts and personal banking. In addition to issuing innovative card products meeting the modern-day requirements of customers, such as the Mirror Credit Card, Environmentally Friendly Credit Card and &Club Privé Luca Card, the Bank broke new ground in the world with the Tap and Go Card offered in the forms of key-chains, stickers and wristwatches. Building on its high-tech infrastructure, Garanti augmented its telephone banking services with such new solutions as Online Shopping via Mobile Phone and Mobile Phone Branch.

Focusing on core business areas, Garanti achieved the highest profit in Turkish banking

In 2007, Garanti sold 80% share in Garanti Insurance and 15% share in Garanti Pension and Life Company to Eureko BV, a leading European insurance company, for EUR 465 million. The purpose of this move was to channel more of its equity to core business areas and to create added value through know-how transfer. Yet another divestment under this strategy was selling the custody services provided to foreign institutional investors to Deutsche Bank for US$ 115 million, further bolstering the Bank's free equity.



Despite volatile conditions in international financial markets, and blurry political arena at home we outperformed every target we had budgeted at the beginning of the year.

When proceeds from asset sales are included, Garanti's net profit more than doubled, rising to YTL 2.4 billion. The Bank's 40% ROE is almost twice the banking sector average of 22%. Excluding the one-off revenues, Garanti's 27% ROE represents one of the highest ratios in the sector.

Strides to become a regional brand in banking
With its superior capabilities, Garanti is a strong contender to becoming a regional power. Already Garanti has made significant strides toward this goal, thanks to the strong support it is getting from its shareholders and business partners. In Romania, which is Garanti's priority expansion area, the Bank is restructuring the branches of its subsidiary GBI with a view to covering all sub-segments of retail banking, and investing to diversify physical distribution channels. Bonus Card was introduced in Romania at the end of 2007, thereby launching for the first time a cross-border rewards program in payment systems. Garanti is also planning to consolidate rapidly expanding GBI branches with the consumer finance businesses of its parent companies, GE and Doğuş Holding in Turkey.

Building on international achievements and global reputation
Distinguished service quality and innovative product offerings, especially in payment systems, earned Garanti important international awards. While its achievements reverberated worldwide, it joined the ranks of most admired brands, determined by international investment analysts. Garanti was rated by foreign analysts as the "top pick" for long-term stock investments in the developing markets of Europe, Middle East and Africa (EMEA). It was also praised as the "best managed bank in Turkey". These acknowledgements were reflected in Garanti's stock price during 2007 as well. During the year, the stock prices of Garanti's closest competitors increased by 31% on average while that of Garanti increased by 126%, corresponding to a market value of YTL 22 billion.

A mission beyond banking services
In 2007, numerous cultural events were held at Garanti's premises. These included exhibitions, panels, documentary screenings, academic gatherings, and other social activities. Taking its cultural mission one step further, the Bank decided to renovate the historical venues of Platform and Ottoman Bank Museum (OBM) in Beyoğlu and Karaköy, respectively. The project helped these two landmark buildings to once again assume their legacy. At the same time, Garanti initiated Garanti Kültür AŞ, a new company, which will expand and further enrich the projects undertaken by GG (Garanti Gallery), Platform and OBM.

Garanti continued to contribute to the promotion of Turkey by sponsoring several internationally important art events. At the International Venice Biennial, one of the most acknowledged art events globally, Garanti sponsored the Turkish Pavilion, housed for the first time in the Artigliere building of the Biennial's main venue Arsenale.

For fifteen consecutive years, Garanti has sponsored efforts of the World Wildlife Fund (WWF-Turkey) toward sustainable use and preservation of natural resources in Turkey. It sponsored the screening in Turkey of "An Inconvenient Truth", the documentary film by former US Vice-President Al Gore. It also sponsored Al Gore's conference on "Global Climate Change" held in Istanbul on June 12, 2007.

Garanti reached out to more than 6,000 people through its events aimed at sharing knowledge and creating added value for its customers. Examples of these are "Garanti Anatolian Meetings", "Foreign Trade Legislation Seminars" and "Basel II Criteria and Opportunities".

Our employees: The most treasured asset
Garanti helped enhance the competence and efficiency of its employees through on-going training programs and with opportunities provided by new technologies. In addition to establishing a brand-new HR training center, Garanti launched a series of innovative practices such as the Managers' Summit, Talent Camp and Management Academy. Investments in technology reduced operational burden on employees while increasing the Bank's capacity to develop new products. Together with a rapidly expanding branch network, Garanti augmented the efficacy of its alternative delivery channels. Thanks to well qualified human resources, high quality services and innovative product offerings, Garanti became the choice of an ever increasing number of customers.

A difficult year awaits... Yet, Garanti shall further grow by capturing the hearts of its customers at home and abroad
As economic growth in developed countries loses steam, a global slowdown is forecast for 2008. In response to anticipation of increased risks, international financial markets are experiencing volatility. One cannot expect Turkey's economy, banking sector or financial markets to be immune from these circumstances. Provided there are no deviations from the current macro economic program and contemporary risk management practices are relentlessly executed, the impact on the Turkish economy and on the banking sector in particular, both of which have been significantly reinforced by the structural reforms, is likely to be limited.

Garanti will remain cautious with respect to anticipated turbulences in markets while taking determined strides to grow, complying strictly with its medium and long-term strategic plans. Strengthening its network with the addition of 105 branches in 2007, Garanti will continue opening new branches in 2008 in an effort to accomplish its goal of customer-focused growth. We outpaced every large-scale bank in Turkey in terms of new branch openings during 2007. In the medium-term, Garanti aims to reach a total of 1,000 branches throughout the country. In line with this goal, we plan to open around 150 new branches in 2008.

For sustainable growth, Garanti believes it should offer its customers products and services beyond their expectations, thus capturing their hearts. It will continue to offer innovative products and services by combining its superior technological capabilities with a customer-oriented culture and top-notch human resources reinforced by such contemporary practices as the Net Promoter Score.

In addition to its robust organic growth in Turkey, Garanti will reinforce its efforts toward becoming a regional bank. Along with the Romanian market, where Garanti will pursue an effective and proactive growth strategy, it also seeks opportunities to enter markets offering a high growth potential, such as Ukraine.

The momentum achieved, the emphasis placed on sustainable growth and result-oriented approach enable Garanti to create added value for its shareholders. Without a doubt, this success is the result of dedicated, capable and unrivaled efforts of the Garanti team. I would like to take this opportunity to thank my colleagues for continuously raising the bar, our shareholders for their enduring support and our customers and all our social stakeholders for their confidence in our Bank.

Sincerely,

Ergun Özen
President and CEO

As a likely result of Garanti's long-standing and successful customer-oriented growth strategy, it became the leader in total cash and non-cash loan volume in 2007. Increasing Turkish lira loans by 33%, foreign currency loans by 60% (on a US dollar basis) and non-cash loans by 28%, in total, Garanti granted YTL 52 billion in financial support to the Turkish economy.

Research and Development Applications

Garanti Bank is committed to establishing closer long-term relationships with customers by focusing on competition in service quality, developing innovative products and ultimately, making a difference.

Research and Business Development
Garanti Bank is committed to establishing closer long-term relationships with customers by focusing on competition in service quality, developing innovative products and ultimately, making a difference.
To this end, market research is carried out to analyze customer satisfaction and loyalty as we investigate the market position of each product and making comparisons with competitors.

Research and Business Development, a new sub-unit, was established in 2007 to turn market research findings, an integral part of corporate culture, into concrete projects aimed at improving service quality and customer satisfaction. The Net Promoter Score (NPS) research, used by several major banks around the world, was introduced to quantify customer satisfaction. Within this framework, 4,000 retail banking and 3,200 SME banking clients were asked to what extent they were likely to recommend Garanti Bank to others.

Garanti introduced the Customer Centricity Index (CCI) to measure the quality and continuity of customer experience at branches in accordance with pre-specified criteria. Furthermore, in 2007, a pilot study was conducted for the Mystery Shopping Survey, aiming to identify possible service quality problems at the branches. This survey will also be providing input for the Customer Centricity Index. In the near future, these projects will be extended to cover all branches of Garanti Bank.

Meanwhile, the analytic output obtained from the Adremarker survey, which has been carried out since 2001 for advertisements and brand image measurement, was evaluated from the Bank's perspective. Findings have been carried to a platform on which certain actions could be taken in order to maximize the benefits from the survey.

Research Applications in 2007
Advertisement and Bank Image Monitoring Quantitative Research (Adremarker)
Advertisement and Bank Image Monitoring, Advertisement Impact and General Perception Quantitative Research (Brand Index)
Retail Banking Net Promoter Score Research (NPS)
SME Banking Net Promoter Score Research (NPS)
SME Banking Quantitative Employee Business Line Survey
Private Banking Quantitative Customer Satisfaction Research
Housing Finance Qualitative and Quantitative Research on Customer Needs and Expectations
National Customer Satisfaction Index Quantitative Research

Product Development
Developing new products and services to meet the different needs of customers, Garanti has become a pioneer of innovation both in Turkey and around the world.

In order to preserve its position as the innovation leader in an increasingly competitive sector and to better focus on product development functions,

Garanti established a new Product Development Unit in 2007. This unit is in charge of defining product development strategies in line with customer needs and sectoral developments, designing new products in accordance with this strategy and improving the existing product offers.

In 2007, housing finance was prioritized for product development, leading to the launch of many new and innovative mortgage products under the Garanti the Mortgage Expert concept. New mortgage products offer customers various pricing options and limitless flexibility in repayment schemes. Some of the recently launched mortgage products are:

Variable-Rate Mortgage: A mortgage whose interest rate is linked to a certain index.

Fixed-and-Variable-Rate Mortgage: Mortgage with a fixed interest rate for a certain period and linked to an index thereafter.

Falling-Rate Mortgage: A fixed-rate mortgage whose interest rate will be reduced at one or two year intervals based on Garanti Bank's mortgage interest rates at that time.

Flexible-Term Mortgage: A variable-rate mortgage where the term becomes longer or shorter as the loan interest rate changes, keeping the installment amounts unchanged.

Home Equity Line of Credit: A line of credit that is secured by the equity in customers' existing property and can be used in tranches as needed.

Automatic Home Equity Line of Credit: A line of credit automatically extended to existing mortgage customers as they repay their mortgage installments.

Non-resident Mortgage: Mortgage product for non-resident customers who are interested in buying a house in Turkey.

In addition to mortgage products, several consumer loan products were developed for new target segments in 2007, to expand the customer base for general purpose loans.

Car-and-Cash: General purpose loan for customers who provide their existing car as collateral.

Graduate Loan: General purpose loan to cover the expenses of students who wish to undertake graduate studies.

As far as deposit and investment products are concerned, Garanti responded to the growing interest in gold and launched a series of gold products in 2007:

Gold Demand Deposit and Accumulating Savings Account: Gold accounts that enable small investors to regularly invest in gold on a gram basis, through either branches and/or alternative delivery channels.

Gold Fund and Gold Accumulating Fund: Mutual fund investing in gold and an accumulating fund account that makes it possible to regularly invest in the Gold Fund.

In 2008, Garanti is planning to remain the "lead Bank for innovations" by launching several new products, services and applications "to make life easier" for its customers. To this end, product development efforts will continue with special emphasis on Consumer Loans, SME and Commercial Loans, Deposits and Investments, as well as Packaged Products and Services.

Activities in 2007

Retail Banking

Totaling US$ 22.4 billion in 2007, retail banking contributed 27% of the Bank's overall business volume. Garanti extended YTL 6.2 billion in consumer loans, out of which YTL 4.3 billion was provided for retail banking customers and the share of personal loans within the Bank's total cash loans was 20%.

Active in retail banking for 20 years with the goal of "making a difference" in the lives of individuals, Garanti Bank utilizes a state-of-the-art technological infrastructure and a rich variety of products to help achieve its goal.

Providing creative solutions to suit the changing needs of individuals, Garanti possesses qualified human resources and technology required to attain this objective. Garanti benefits from these advantages and remains a sector leader in retail banking and serves millions of customers from different segments of society.

Activities in 2007

Garanti competently serves 5.8 million retail banking customers through a network of almost 600 branches and a retail banking sales and relationship management team of 1,732. Totaling US$ 22.4 billion in 2007, retail banking contributed 27% to the Bank's overall business volume. Garanti extended YTL 6.2 billion in consumer loans, out of which YTL 4.3 billion was provided for retail banking customers; the share of consumer loans within the Bank's total cash loans was 20%. Garanti's retail deposit volume was YTL 16.1 billion, making up 41% of the Bank's total deposits.

Major factors that distinguish retail banking at Garanti:

- Customer-focused approach,
- Advanced CRM tools and a strong customer segmentation structure,
- Innovative products and services to suit the changing needs of customers,
- A dynamic team of well-trained individuals,
- A broad-based growing network of branches and ATMs,
- Reliable and easily accessible Internet Branch, Mobile Phone Branch and a Call Center that can be reached any time and
- Outstanding technological infrastructure enabling fast, innovative and effective performance monitoring.

Consumer Loans

Housing Loans

Regarding housing loans, Garanti grew 54% in 2007, increasing the size of its retail banking housing loans portfolio to YTL 4,166 million. What distinguishes Garanti in housing finance is its close cooperation with elite housing projects and real estate agencies, as well as new products and campaigns. In 2007, Garanti Bank's share in housing loans was 13.57%.

Auto Loans

The volume of Garanti's auto loans reached YTL 1,141 million in 2007. The central sales teams operating at dealers' facilities and subsidized campaigns undertaken jointly with leading dealers and distributors of the Turkish automotive industry were the major factors behind this success. The Cash Commission system put in practice with these dealers provided them with certain advantages, eventually leading to an increased rate of customer acquisition through dealers. Furthermore, the online loan application system, implemented in 2005 to enable customers to make applications on the spot at the automobile dealer, was expanded.

General Purpose Loans

Retail banking consumer loans increased 56% in 2007, to reach YTL 2.322 million. In this field too, several new products were made available through innovative marketing campaigns to meet diverse customer requirements. At 49%, consumer loans had the largest share of the entire range of consumer loans.

Retail Deposits and Investments

Garanti's retail deposit base increased 26.4% in 2007, to reach YTL 16.1 billion. Widespread availability, scale, service quality and customer satisfaction have all played a major role in this growth.

Products That Make Life Easier

In 2007, Garanti continued to make life easier for customers through service-oriented products. At the end of the year, 1.5 million customers were using the E.L.M.A account, while 1.3 million customers had overdrafts and another 1.4 million were making use of automatic-payment accounts.

Salary Payments

With its service-oriented products, Garanti continued to use the salary payments as a crucial channel for the acquisition of loyal and active customers. As of the end of 2007, salary payments for approximately 857,000 individuals working at more than 7,000 companies and institutions were made through Garanti. The loyalty of Garanti Bank salary payment customers is further enhanced through a series of retail banking products, ranging from credit cards to consumer loans with special interest rates, from the E.L.M.A. account to bill payments.

Life Cycle Banking

Life Cycle Banking offers products and services that individuals are going to need at different stages of their lives. At the end of 2007, roughly 116,000 customers were served in this context through product packages aimed at different age levels such as Mini Bank, g'bank and Ünibank.

Future Outlook

• In 2008, Garanti will continue to be a pioneer in retail banking with a customer-oriented approach; it will meet customers' needs through qualified human resources, a solid technological infrastructure and effective alternative delivery channels.

• Strengthened by its collaboration with GE Consumer Finance, Garanti will also be moving ahead with efforts to develop new products and services to suit changing customer expectations and renew service processes through superior technological support.

• As the Mortgage Law comes into effect and becomes widespread, thanks to its specialized team in this field Garanti will be on the top of the sector with new products and services. In automobile and consumer loans, Garanti will continue to boost its market share through new campaigns directed by the efforts of its dynamic sales teams.

• With emphasis on profitability and effective pricing strategy, Garanti will continue to broaden its customer base in highly competitive segments by introducing new deposit and investment products and increasing its market share in these segments.

• There will be continued focus on increasing the effectiveness of salary payment customers, who offer high prospects for cross sales opportunities and continued loyalty. Within this framework, the number of salary payment customers will be increased.

Housing Finance

The housing loans portfolio of the Bank increased considerably by 56%, from YTL 2,709 million to YTL 4,166 million in 2007, with a market share increase from 12.06% to 13.57% during the same period.

2007's most important development in housing finance was the approval of the new mortgage legislation by the Parliament in March, establishing the necessary legal framework for the sound and rapid growth of the sector.

One of the most significant developments for Garanti Bank in 2007 was the increase in its market share to 13.57% in mortgages in the overall banking sector, and to 18.02% among private and foreign banks, making Garanti the market leader.

Offering the widest mortgage product range to customers, Garanti became the first bank to establish a mortgage infrastructure to respond to the requirements and changes brought about by the new law. With the implementation of a 28-hour training program for branch Relationship Managers, the Bank distinguished itself as well as with its uses of the "Garanti the Mortgage Expert" brand.

The Housing Finance Department of the Bank made a difference in alternative delivery channels, organizing a series of mortgage seminars for real estate agents in order to share its expertise in the business. It increased the number of monthly loans by establishing a team in charge of relations with the real estate agencies. Furthermore, adding new housing projects via developer financing increased the loan volume of the Bank. The Bank's housing finance site at garantimortgage.com was transformed into a web portal providing detailed information on the mortgage system and the real estate sector, where customers can submit applications as well.

The Housing Finance Department, which was established at the end of 2005 as the first of its kind in the banking sector, was incorporated as a separate entity, a subsidiary of the Bank, named Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ (Garanti Mortgage) in October 2007.

Activities in 2007

• After the enactment of the Mortgage Law, new housing finance products, including the Variable Rate Mortgage launched by Garanti for the first time in Turkey, were developed to meet different needs. Such products assisted the Bank to lead the market at the end of 2007 with a share of 13.57%.

• The housing loans portfolio of the Bank increased considerably, from YTL 2,709 million at the beginning of 2007 to YTL 4,166 million at the end of the year, with market share going up from 12.06% to 13.57% during the same period. The share of housing loans within the consumer loans portfolio remained at around 50%, excluding credit cards.

• 2007 has been a very successful year in terms of new product development, due in part to the opportunities offered by the Mortgage Law. Products such as the Falling Interest Mortgage, Flexible Term Mortgage, Variable Interest Mortgage, Fixed -Variable Interest Mortgage and All-Inclusive Mortgage have been launched during the year. Furthermore, considering the increasing number of foreigners coming to Turkey from Europe to buy real estate, Non-resident Mortgage was launched in late-2007.

• A large portion of Garanti Bank's portfolio, offering the widest range of products in the banking sector, consists of Fixed Interest and Discounted Mortgage (Fixed Rate Mortgage with lower interest rate and higher upfront commission) products. Consequently, the Falling Interest Mortgage has been the most popular product of the year. Although variable rate products have not yet created a significant demand as they are relatively new to the market, they are expected to gain momentum in the upcoming years.

Future Outlook

• After the introduction of the new retail housing loans process in 2008, it will be possible to make the underwriting in the fastest and most accurate way for disbursement. This will be one of the 2008 priorities in addition to new product development in line with the changing requirements and risk perceptions of consumers.

• Expanding and increasing the number of developer financing projects and improving relations with real estate agencies by enlarging field teams will be among the top priorities in 2008 as well. Market share and profitability will be increased by supporting such channels, in addition to the online application facility and the new mortgage call center of the Bank, 444 EVİM (444 MY HOME), which will be Turkey's first mortgage call center; the call center is expected to be launched in April.

• One of the most important aspects of the new law is that it includes the necessary legislation for secondary market instruments that enable the securitization of loans with mortgages as collateral. Garanti continues to work on such securitization, which is considered as important in order to improve funding costs, hence, housing loans volumes. Priority is given to completing the infrastructure of a system to support these products, by holding discussions with both investors and credit rating agencies.

• Although first securitizations were forecasted to be in 2007, as overseas financial markets have been adversely affected by the mortgage-related issues in several markets, efforts to that end will continue in 2008, but expected to be completed in 2009.

Garanti Masters Private Banking

Targets set for the Private Banking business line have been achieved at 125%; with 5,258 customers, Private Banking has reached an asset balance of US$ 3,187 million in 2007. This growth was made possible by the inflow of new resources totaling US$ 1,400 million, of which US$ 900 million raised from existing customers and US$ 500 million from new ones.

The Private Banking business line of the Bank operates under the brand of "Garanti Masters Private Banking" serving individual investors with total assets of more than US$ 250,000. Garanti Masters provides this group with financial consulting services customized for different risk profiles, corporate advisory, asset management and all kinds of retail banking services. In this segment, Garanti Masters is a sector leader in terms of size, diversity of products and services, performance and high qualified employees.

Services are provided by a sales team of 105, active at 10 Private Banking branches, of which five are located in Istanbul and one in each of the following cities: Ankara, Izmir, Bursa, Antalya and Adana. In the near future, new branches will be opened in Istanbul and in other cities that fit the customer profile.

Activities in 2007

• Targets set for the Private Banking business line have been achieved at 125%; with 5,258 customers, Private Banking has reached an asset balance of US$ 3,187 million in 2007. This growth was made possible by the inflow of new resources totaling US$ 1,400 million, of which US$ 900 million was raised from existing customers and US$ 500 million from new ones. Private Banking contributed 6% to the Bank's AUM.

• In terms of its share of the Bank's business volume, by the end of 2007, the Private Banking business line accounted for:
  • 16.7% of the mutual funds custody volume (individual investors) with YTL 422 million;
  • 42.5% of the Treasury Bill, Government Bond and Eurobond custody volume (individual investors) with YTL 686.1 million;
  • 32% of share custody volume (individual investors) with YTL 422.1 million;
  • 36% of the transaction volume (individual investors) at the Derivatives Exchange (TURKDEX) with YTL 2,216.7 million.

• 2007 year-end figures can be compared to the same period of the previous year as follows:
  • Number of customers increased from 4,174 to 5,258;
  • Total assets increased 79%, from US$ 1,780 million to US$ 3,187 million;
  • Profit increased 40%, from YTL 19.1 million to YTL 26.8 million.

• Total sales in 35 structured deposit products in 2007 was US$ 58.3 million, corresponding to 4% of the deposit volume on the average.

• 2007 has been a successful year in terms of mutual fund sales as well, with the volume rising to YTL 422 million by the end of the year, a 141% growth year-over-year. Of this total, 43% of the fund volume came from the sales of Private Banking funds. This business line reached a total volume of YTL 188.5 million through the sales of Garanti Masters Private Banking A Type Hybrid, B Type Hybrid and B Type Fixed-Income funds.

• The high-quality services provided by the Private Banking business line included financial planning, related corporate advisory and investment consulting services. Customer profiles were identified through the efficient use of Financial Planning Model and weekly Tactical Portfolios were established within the framework of the "corporate advisory" process for customers of different risk profiles.

• A campaign entitled "Yacht Insurance" was carried out in cooperation with Eureko Insurance in 2007. The fund volume of the Garanti Masters Pension Plan increased 100% over the year, reaching YTL 22.2 million by the end of 2007. Of this growth, YTL 6 million came from fresh inflows and the Private Banking business line contributed 12.7% and 6.3% to the Bank's total production and fresh inflows respectively.

• Intense training efforts continued throughout the year: the average amount of training received per Private Banking Customer Relationship Manager added up to 9 days per year.

• In 2007, the Net Promoter Score (NPS) application was introduced with AC Nielsen to measure customer satisfaction. Necessary action will be taken as soon as the results are processed.

• Several sports events, such as the Istanbul Cup WTA Tour in tennis, the Istanbul Horse Show, the Atatürk Cup and the Republic Cup in equestrianism, have been sponsored in 2007. The Bank had the opportunity to come together with customers at sponsored culture and art activities, such as the Venice Biennial and the Istanbul Biennial, as well as at seminars entitled Expectations and Possible Threats in the Global Economy, How to Become an Eternal Company and the Derivatives Exchange,TURKDEX.

Future Outlook

The main targets of the Private Banking business line for 2008 can be summarized as follows:

• Becoming the leader in market share;
• Working with a profit margin above 1%;
• Increasing the number of branches to 12;
• Growing by improving the scope of existing customer relations;
• Acquiring new customers by evaluating opportunities at the newly opened branches;
• Maintaining a proactive and innovative stance following opportunities related to new products required by changing and improving market conditions;
• Coming together with customers at certain events and organizations.

Investment Banking

In 2007, the Turkish mutual fund market grew by 21%, while the growth in Garanti's mutual fund volume was 37%.

The main target of Investment Banking is to develop investment products in markets such as mutual funds, stocks and derivatives that suit the needs of customers while offering Garanti's excellent service approach toward investment products.

Investment Banking provides special investment services for both the Bank's branches and customers with a specialized team of 170 experts through 13 investment centers and two corporate investment branches.

Activities in 2007
In addition to existing investment products, market analysis has been carried out to develop new products that best meet the needs of the customers.

Mutual Funds
In 2007, the Turkish mutual fund market grew by 21%, while the growth in Garanti's mutual fund volume was 37%. This growth brought fund volume from YTL 2,706 million at the beginning of 2007 to YTL 3,718 million by year's end. In terms of market shares, Garanti moved up from fourth place with 12.33% to third place with 14.22%.

Maintaining its position as the pioneer of the market in money market funds, Garanti undertook several activities in 2007 in order to increase the volume of qualified funds:

• Ranking targets have been defined for all funds;

• Garanti Bank Type B Income Balanced Fund was redesigned as a Type B Flexi Income Balanced Fund and the fund's size rose from YTL 42 million to YTL 183 million;

• The Garbo Long Index Fund, which was YTL 1 million at the beginning of 2007, was restructured as a performance fund for customers of fixed-income securities; its size reached YTL 100 million by the year's end;

• The Gold Fund, which is fully indexed to gold, was established as an alternative investment vehicle.

Share Certificates
The Stock Substructure Project, which aims to provide faster and more efficient services for customers through investment centers and the internet, was completed in cooperation with Garanti Technology. The purpose of this project is to ensure customer satisfaction and loyalty through services that involve different commission models and investment points. In 2007, Garanti's equity share of the domestic volume of the ISE rose from 4.09% to 5.05%.

It has also been a year when Garanti distinguished itself by increasing its market share in initial public offerings. In public offerings during the year (Tekfen, Albaraka Türk, İş Yatırım, Halkbank and TAV), Garanti was consortium leader in TAV and co-leader of the remaining four.

Derivatives Exchange
At the Derivatives Exchange, a developing market established in 2004 in Turkey, Garanti increased the number of customers and transactions volume 164% and 332%, respectively. The derivatives system infrastructure, which will provide faster and more flexible services for customers, was completed at the end of 2007.

Investment Centers
Operating nine investment centers, one investment banking branch, twenty session rooms and two corporate investment centers as of the end of 2006, Garanti increased the number of these centers to thirteen and the number of session rooms to twenty-two, allowing customers to actively use investment products and perform their transactions in a faster and more professional manner. Investment centers have been repositioned in 2007 and began to support the fund targets of the regions in which they operate.

Future Outlook
• In 2008, Garanti will continue to develop investment products that suit the needs of customers, providing them with all kinds of related services and relying on its technological infrastructure and innovative approach.

• The Bank will enter the market with structured funds as well in 2008. The funds will offer different alternatives and increase the number of customers who use the Bank's investment products as well as its market share.

• Intense promotional work will target the derivatives exchange, which is a relatively new market especially for stock customers; cross- selling opportunities will be developed to improve customer loyalty.

• Garanti's market share for derivatives, funds and stocks will increase in 2008 through new investment products and special services at investment centers. With the new branches to be opened in accordance with the Bank's growth plans, there will be new investment centers and session rooms as well.

Branchless Banking/Alternative Delivery Channels

As of today, 85% of all banking transactions at Garanti, including cash withdrawals, are carried out through alternative delivery channels. A major indicator of advanced technology and strategic competency, this ratio is clearly above the sector average.

Perfectly integrating Alternative Delivery Channels (ADC) and technology into its product and service processes, Garanti is improving operational efficiency and profitability by continuously investing in alternative delivery channels. 85% of all banking transactions at Garanti, including cash withdrawals, are carried out through alternative delivery channels. A major indicator of advanced technology and strategic competency, this ratio is clearly above the sector average.

Celebrating its 10th year in this field, Garanti is an acknowledged market leader in Internet Banking. Currently operating one of the largest Call Centers in Turkey, the Bank has also introduced Mobile Banking via the Mobile Branch in 2007, carrying most online banking transactions to all WAP or internet enabled mobile phones.

Activities in 2007

- In 2007, more than one million customers have actively used Alternative Delivery Channels. Of these, 650,000 have carried out transactions entirely through ADC, while more than 1.5 million customers have used ADC at least once in a year.

- At the Mobile Branch, which is a new alternative delivery channel, the number of customers exceeded 60,000, thanks to customer acquisition and activation campaigns such as the N95 Campaign and the Bilyoner.com Campaign.

- In 2007, 23% of all product sales has been carried through ADC. During the year, 2.5 million sales transactions were performed through the Internet Branch, Garanti ATMs (Paramatik) Call Center and the new sales platform Offer Box, which makes customized offers to selected customers.

- The total number of transactions through Garanti Paramatiks rose to 11.5 million per month and the corresponding monthly transactions volume went up to YTL 2.7 billion. More than 450,000 transactions per month were carried out through Garanti Paramatiks without using any card.

- With 20.5 million transactions per month through ADC, Garanti generated a monthly volume of YTL 21.5 billion and earned a total commission income of YTL 50 million in 2007.

- More than 20 integrated campaigns and more than 100 face-to-face campaigns and marketing activities were undertaken to increase the number of ADC customers and to boost sales.

- Since October, Garanti customers have been able to use Paramatiks to make their municipality payments. Payments to the Istanbul Metropolitan Municipality and the Beşiktaş Municipality, such as the environment tax, property tax, etc. can be made using a card, while it is also possible to make card-free payments to the Metropolitan Municipality by directly depositing cash.

- Work was ongoing to increase the number of visitors to the web portals kobigaranti.com, garantimortgage.com and paragaranti.com, which have been developed to provide information about SMEs, mortgages and investment issues, respectively. At garantimortgage.com, a search engine scanning a database of more than 200,000 properties for sale has been activated in cooperation with hurriyetemlak.com.

- In accordance with the special pricing strategy, online customers who open time deposits through the e-deposit facility of the Internet Branch enjoy an interest rate that is higher than the listed one. As of the end of 2007, this margin was +0.50%.

- In another novelty introduced in 2007, for the first time in Turkey a bank began to offer derivatives trading services through the Internet Branch. Thus, Garanti Bank carried its leadership in online share transactions to the field of derivatives as well.

- A cooperation deal with Google aiming at directing internet users to garanti.com.tr continued to be implemented efficiently. Garanti.com.tr received more than four million visits through Google in 2007.

- The scope of the Five-Minute Loan was expanded and this facility began to be used as an application channel parallel to personal loan campaigns. In 2007, of all consumer loans extended, 20% had their applications carried out utilizing this channel. In addition to the Internet Branch, www.garanti.com.tr, Garanti Paramatiks, the Mobile Branch, wap.garanti.com.tr, 4440333 Alo Garanti Call Center and SMS, applications can also be made through hepsiburada.com which serves as the first application of online consumer finance facility in Turkey. The results of applications are sent to the mobile phones of the applicants within five minutes at most.

• With CepBank Shopping, which was launched jointly with leading e-commerce firms in Turkey as a new mobile payment facility, easy and safe shopping at websites was made possible using an account, credit card or a debit card without the need to give out a credit card number.

• Garanti introduced a new application, making it possible for customers to withdraw cash with the one-time pin code (Şifrematik/Cep Şifrematik) and Mobile Signature at Garanti Paramatiks, without using cards.

• Garanti Internet Branch was chosen the "Best Consumer Internet Bank in Europe" by Global Finance in 2007, becoming the first Turkish bank ever to win this award. The Internet Branch also earned the title of "Turkey's Best Consumer Internet Bank" for the seventh year in a row and in Global Finance's rankings of the best internet banks in the world; it was first in the retail-banking subcategories of "Best Website Design in Europe", "Best Investment Management Services" and "Best Security Management".

• At the 2006 Golden Spider Web Awards, whose results were announced in 2007, www.garanti.com.tr won first prize in the "Online Banking" and "Corporate Communication" categories. In the same competition, paragaranti.com came in first, with the second prize going to evimgaranti.com in the "Financial Services category" and the latter also came first in the "Professional Services" category.

• In 2007, Delivery Channels launched a brainstorming competition within Garanti named Produce Ideas, Make a Difference in an attempt to make better use of employees' creative ideas related to ADC and to improve relationships with other units and branches. A total of 2,000 suggestions were received within this framework; those deemed to be likely to create the highest value were taken into consideration by a jury composed of senior managers, who eventually chose the top three ideas.

Alternative Delivery Channels in 2007

Internet Banking

In 2007, the Internet Branch of Garanti maintained its position as a market leader.

The number of active Internet Banking customers went up 27%, to one million. At the same time, the number of products sold through Paramatiks and the Internet Branch increased remarkably, to 1.1 million units. Product sales and customer satisfaction were boosted thanks to the Offer Box, a sales platform where customers are made special customized offers.

Mobile Branch

The Mobile Branch was launched in 2007; accessible through wap.garanti.com.tr, offering most online banking transactions. The number of its customers reached 60,000 in a very short time. Mobile Branch, accessible through any mobile phone regardless of model or GSM operator, is seen as the best- practice model among similar applications in the world, thanks to features that enable convenient and fast transactions that can be performed from anywhere.

Garanti Paramatik

The number of Garanti Paramatiks that can count and deposit cash directly to the specified account rose to 1,737 by the end of 2007 and the total number of all Paramatiks reached 1,854. Including some newly activated features, the following transactions can be performed on Garanti Paramatiks without using a card: bill payment, credit card payment, tuition payment, mobile phone top-up, lottery payment, loan application and cash withdrawal through CepBank or OTP (Şifrematik/Cep Şifrematik/Mobile Signature).

Alo Garanti

Performing a crucial function in Garanti's sales, after-sales customer services and customer relations, the Call Center enables customers to carry out all banking transactions except cash withdrawals in a convenient and safe environment.

In 2007, the Call Center made 31 million customer contacts and customers were responded to with high service quality in an average response time of 14 seconds. The success rate at the service level, another indicator of service quality, was above the sector average, with 85%. Furthermore, more than 1.5 million products were sold through the Call Center, which made a substantial contribution to the Bank's sales efforts.

Future Outlook

Garanti's 2008 targets in ADC are as follows:

• Increasing the number of active ADC customers to 1.3 million;

• Increasing the number of active Mobile Branch users to above 200,000;

• Expanding the use of Mobile Banking applications;

• Increasing the number of sale transactions through ADCs to above three million annually;

• Maintaining ADC usage ratio at 85% and increasing the total revenue generated through ADCs;

• Acquiring new customers with cardless transactions and increasing commission income;

• Renewing and improving the Internet Branch to make it more user-friendly, with new services and improved facilities for product sales;

• Renewing the Corporate Internet Branch;

• Increasing commission income and customer loyalty through new products and services.

Payment Systems/Credit and Debit Cards

As in previous years, Garanti Bank achieved the highest growth rate among banks in terms of the number of cards in 2007 and maintained its issuing market share in payment systems at its 2006 level of 22%. Increasing the number of cards from 5,625,014 in 2006 to 6,501,747 in 2007, Garanti achieved a growth rate of 15.6% on a yearly basis and 439% for the past seven years combined.

Credit cards are one of the areas where Garanti is most successful and has created several groundbreaking projects. The Bank is currently managing a huge payment systems infrastructure serving almost 11 million credit and debit cards. Taking advantage of its creative, innovative and competitive strength in this field, Garanti plans to continue to grow and become a sector leader.

Garanti offers the largest variety of plastic cards in Turkey, with Bonus, Flexi, Shop&Miles, &Club, &Club Privé, Phi Card, Paracard, Bonus Kontör, Debit Cards, Commercial and Virtual Cards, American Express Centurion Line and Bonus Trink.

With a team focusing on marketing in payment systems and a highly advanced technological infrastructure, Garanti is aiming to reach card users in different segments with a variety of products, through product applications diversified in accordance with customers' requirements and financial dynamics.

Accordingly, Garanti Payment Systems is responding to the needs of customers with:

- Bonus Card for customers who like smart shopping in every segment;

- Flexi Card with its flexible payment options for customers who demand customized services to suit their consumption habits;

- Shop&Miles for customers who frequently travel abroad and spend a lot on entertainment and restaurants both at home and overseas;

- &club and &club Privé for Shop&Miles customers in upper segments, providing them with "concierge" and travel services;

- American Express Centurion Line as a global brand that offers high standards for customers who spend a lot on entertainment abroad;

- Bonus Business, Shop&Miles Business , Ortak Card, Corporate Card, Fleet Card and American Express Business Card for customers who prefer their credit card to cash when shopping and also commercial cards for safe and convenient transactions by individuals on behalf of corporations;

- Virtual Shop&Miles and Bonus Cards for customers who wish to shop online;

- Garanti e-commerce services for companies that wish either to buy online or to set up an online shop;

- Bonus Trink making life easier for customers by providing an alternative to small change in low-amount payments using the contactless payment facility.

Activities in 2007

- As in previous years, Garanti Bank achieved the highest growth rate among banks in terms of the number of cards in 2007 and maintained its issuing market share in payment systems at its 2006 level of 22%. Increasing the number of cards from 5,625,014 in 2006 to 6,501,747 in 2007, Garanti achieved a growth rate of 15.6% on a yearly basis and 439% for the past seven years combined.

- Credit cards, a major source of non-interest income, accounted for 54% of the Bank's total commission income in 2007.

- In 2007, there was significant growth in payment systems products in terms of users, transaction volume and the number of POS terminals. Serving via 280,000 POS terminals and 251,375 member companies, Garanti continued to invest in this field in 2007 and increased its acquiring volume 36%, with market share going up from 22.2% to 23%. Garanti finished the year as a market leader in terms of both acquiring volume and number of POS terminals.

- Garanti Bank and Şekerbank signed a strategic cooperation agreement enabling Şekerbank customers to benefit from all the credit card and member company benefits of Bonus Card. Şekerbank thus joined a card platform that already included DenizBank and TEB.

• The success of Bonus Card, the first multi-brand chip-based credit card that revolutionized payment systems in Turkey in 2000, now crossed the boundaries of Turkey and entered Romania. With the world's first ever cross-border rewards program, Garanti made it possible for cardholders to earn bonus points in Turkey or Romania and be able to redeem their rewards in either country. As the first chip-based credit card in Romania complying with EMV standards, Bonus Card began to offer several tangible benefits for customers, by combining the features of a shopping card with those of a credit card, including the opportunity to collect bonuses rather than points and use them for shopping at partner shops without charge and the convenience of paying in installments.

• With accurate campaigns and innovative projects in 2007, Garanti Bank managed to increase its debit card shopping volume 66%. While the market average of spending per debit card was YTL 45, Garanti tripled this number, reaching YTL 135. Furthermore, the Bank maintained its leadership position with a 21.5% share in total debit card revenue.

• Fleet Card and American Express Business Card joined the commercial cards family of Garanti Bank in 2007. Aiming to accurately respond to the diverse needs of companies through six commercial cards, Garanti increased the number of its commercial cards from 78,886 in 2006 to 120,000 as of the end of 2007; the corresponding revenue growth was 67%.

• E-commerce was another growth area in 2007. In this segment, the number of member businesses went up 12%.

• Declaring 2007 a "Year of Innovation", Garanti introduced 11 new credit cards. These are American Express Platinum Card, Environmentally Friendly Bonus Card, Reflected Bonus, Fenerbahçe Bonus, Fleet Card, &Club Privé Luca Design, Bonus Trink Watch, Bonus Trink Key Fob, Bonus Trink Sticker, American Express Business Card and Bonus Card Romania. Garanti continues to increase its market share and improve payment systems through innovative projects.

Future Outlook

• Having launched the world's first-ever cross-border rewards program in the last month of 2007, Garanti is planning to further improve Bonus Card in Romania in terms of the number of member businesses and users.

• Bonus Trink, introduced by Garanti Bank as a novelty in Europe to replace small change through the PayPass facility, will see increased functionality and new products will be launched to raise the number of users.

• The possibility of using Bonus Trink in public transportation, which was introduced in 2007 in Samsun and Çanakkale as a groundbreaking project both in Turkey and in Europe, will be expanded to cover other cities. Furthermore, efforts will be made to enable credit card payments for taxi passengers.

• There will also be efforts to encourage the use of debit cards in shopping and to ensure the more widespread use of pre-paid cards.

• Becoming the leader of the commercial cards segment in 2008 has been set as a priority target. To achieve this target, the Farmer Card as well as the Corporate Travel Card and Flexi Commercial Credit Card, which are both pre-paid, will be added to the Bank's portfolio of commercial cards.

• Garanti's presence in the upper segment will be further strengthened when American Express will be joined by Black Card and Bonus Platinum with the American Express logo.

• Bonus Card license agreements, already in effect with DenizBank, TEB and Şekerbank, will be signed with other banks who share the same service philosophy as Garanti Bank.

• According to a deal concluded with China Union Pay (CUP) in 2007, Bonus Card will be issued with the CUP logo in 2008. These Bonus Cards with the CUP logo will have two versions, individual and commercial and Turkish tourists and SME representatives frequently traveling to China will enjoy a more widespread use of the card. Bonus Cards with the CUP logo will also come with the opportunity to collect bonuses and pay in installments when shopping in China.

• The Bank is planning to actively take part in environmental projects with the Environmentally Friendly Bonus Card, the first of its kind in Turkey. Additionally, in order to raise funds for the education and development of children, work related to the &club Privé card, which has social responsibility features, will be intensified through deals to be made with the Mother Child Education Foundation, the Association in Support of Contemporary Living, TOHUM and Turkey Disabled Persons Sports Aid and Education Organization.

• Preliminary work commenced on a system that will, for the first time in Turkey, enable drivers to use their cards to make instant payments at fuel stations without having to get out of their car. The system will be operational in the first month of 2008.

• OGS and KGS, automatic systems for paying highway tolls, will be available at Garanti Bank.

New Products and Applications of Garanti Payment Systems in 2007

American Express Business Card
In addition to American Express Card, American Express Gold Card and American Express Platinum Card, which are offered through special deals and services, Garanti Bank introduced the American Express Business Card for its customers. This card, launched in July to offer worldwide benefits to its holders, makes it possible for the daily administrative expenditures of corporations such as those related to representation and hospitality to be made in a more advantageous way. It provides additional services making both domestic and international business travel safer and more enjoyable.

Environmentally Friendly Bonus Card
At a time when the world's agenda is dominated by global warming and pollution, Garanti introduced the Environmentally Friendly Bonus Card for credit card users who wish to help protect the environment. Designed as an environmentally friendly card that incorporates all the features of Bonus Card, this credit card also comes in Plus and Premium versions. The Environmentally Friendly Bonus Card contributes a certain portion of the bonus points collected - between 10% and 30% depending on the amount spent and the type of the card - to the nature preservation efforts of World Wildlife Fund Turkey.

Fleet Card
With the introduction of the Fleet Card, the first of its kind in Turkey designed to suit the needs and spending habits of companies that operate marketing and distribution networks, Garanti offered these companies the opportunity to control, limit and report their expenditures. Companies that hold this card can use Internet banking to determine or change the card's sector-specific limits and deactivate it temporarily for intervals when it will not be used.

Bonus Trink Sticker, Bonus Trink Watch and Bonus Trink Key Fob
Garanti presented the Bonus Trink Sticker, a revolutionary contactless payment application worldwide, with credit card features using the PayPass technology, as well as Bonus Trink Watch and Bonus Trink Key Chain, all groundbreaking products in Europe. These practical, elegant and effective products make it possible to execute small payments with a single touch at shopping points equipped with MasterCard PayPass readers.

Bonus Trink in Public Transport
The Bonus Trink credit card, which followed Paracard in relieving its holders of the trouble of carrying small change for low-amount payments thanks to the PayPass feature, replaced tickets as a means of payment on public transportation in Çanakkale and Samsun, marking another groundbreaking project in Europe.

Other Bonus Trink Applications
In order to spread the use of Bonus Trink, payments using the card were made possible at parking lots inside the Atatürk Airport and at Akmerkez.

Moreover, an agreement was made with Coca-Cola, according to which a contactless payment option was installed on Coke vending machines for the first time in the world.

Fenerbahçe Bonus Card
Fenerbahçe Bonus Card, which incorporates all the features of both Bonus Card and Fenerbahçe Supporter Card, was introduced in February.

Reflected Bonus Card
The function of the credit card as a means of payment was combined with that of an accessory, in the form of the Reflected Bonus Card, which was launched on the World Women's Day and literally has a mirror on it. The Mirrored Bonus Card has Plus and Premium versions.

Şeker Bonus
Garanti Bank and Şekerbank signed a license agreement enabling Şekerbank customers to benefit from all the services of Bonus Card. Accordingly, Bonus Card became the first card platform in Turkey to be offered by four banks.

&Club Privé Luca Card
Turkey's first designer card, &Club Privé, provides travel and concierge privileges for its holders both at home and abroad. It was designed in 2007 by one of the world's most famous fashion designers, LUCA LUCA. Garanti Bank eventually collaborated with Doğuş Çocuk to add a social responsibility aspect to the new &Club Privé designed by LUCA LUCA, taking it beyond a credit card.

Garanti - the First Bank to Issue a Joint Card with China
Garanti Bank concluded a deal with China Union Pay (CUP), which has more than one billion cardholders, to issue a joint card. Garanti became the first bank in Europe to be entitled to issue a joint card with China's national payment network CUP, which has 190 member banks.

Safest Credit Cards by Garanti...
Regarded as the leader of innovation in the market with its ground-breaking products and applications, Garanti became the first bank within the Interbank Card Center (ICC), founded by 13 public and private banks in Turkey, to switch to the Chip&PIN system.

Garanti Zone
In July, Garanti Bank introduced a new application at the Atatürk Airport by opening the Garanti Zone, a "lounge" unparalleled even in the world. The Zone, which offers a combination of enjoyment and prestige for cardholders before their flight, is remarkable not only for its special services but also for its elegant design.

Flexi Packages
For customers who wish to make more specific choices in line with their spending habits, Flexi launched four different packages, specializing in spending on fuel, travel, communication and clothing.

The First Cross-Border Rewards Program with Bonus Card Romania
The success of Bonus Card, the first multi-brand chip-based credit card that had revolutionized payment systems in Turkey back in 2000, now crossed the boundaries of Turkey by entering Romania. With the world's first cross-border rewards program, Garanti made it possible for cardholders to earn bonus points in either Turkey or Romania and also be able to redeem their rewards in either country.

Awards

OSCARD Goes to the Environmentally Friendly Bonus

Its design and social responsibility brought for the Environmentally Friendly Bonus Card the OSCARD, awarded by the independent agency Publi-News and regarded as the Oscar of Credit Cards.

Bonus Trink - Marketing Innovation of the Year

At the Think Marketing Awards, seen as the most distinguished marketing contest in Turkey, Bonus Trink was named the "2007 - Marketing Innovation of the Year" for making customers' lives easier and for its user-friendly usability on daily accessories rather than in the form of a conventional credit card.

Flexi Website Awards

In Web Marketing Association's International WebAward, which is regarded as one of the most prestigious competitions in the sector, Flexi Card's website won another important prize that boosted the global reputation of Turkish design. At the WebAward, where several major brands are in fierce competition, Flexi Card's website won awards in the Bank Standard of Excellence and Financial Services Standard of Excellence categories.

Furthermore, the website www.flexicard.com.tr received record-high points in the Media Awards from the Interactive Media Council and was chosen Best in its Class in both Financial Information and Marketing categories.

Flexi - The Best Credit Card of 2006

Flexi Card, launched by Garanti Bank at the beginning of 2006 as a novelty in card payment systems, won the Best Launch in 2006 award at the Global Awards organized by Cards International, one of the most prestigious publications in the sector. The winners of these awards, which are distributed during the annual conferences of Cards International, are chosen by recognized international sector consultants and experts, as well as the research team of VRL Knowledgebank and sector writers. Cards International Global Awards are given in eleven categories and are regarded as one of the most prestigious awards in the world of credit cards.

Insurance and Pension

In accordance with its customer-oriented marketing strategies, Garanti Bank continued to effectively pursue bancassurance activities in 2007. Garanti's total premium production in non-life insurance products went up 24% during the year, reaching YTL 204.4 million.

Consumers' desire to access several financial products from a single point led to the emergence of the "bancassurance" concept in Turkey, as in the rest of the world. Bancassurance has major growth potential; its share in total premium production in Turkey is 10% and 23% for the non-life and life branches, respectively.

With its customer-oriented approach and wide range of products, Garanti is the bank implementing the bancassurance service model most efficiently. The Bank offers its products to customers by cooperating with Eureko Insurance in the non-life branches and with Garanti Pension and Life in life insurance and individual retirement plans.

According to the agreement signed between top European insurance company Eureko BV and Garanti Bank on March 21, 2007, the Bank's 80% stake in Garanti Insurance and its 15% stake in Garanti Pension were transferred to Eureko BV. With this long-term cooperation, Garanti Bank is planning to solidify its position in the bancassurance market and to bring Europe's product diversity to Turkey.

Powered by the international insurance experience of Eureko BV and the great influence Garanti Bank enjoys in Turkish financial markets, Garanti Insurance has been continuing operations under the name Eureko Insurance since October 2007. The harmonization process at Eureko Insurance has been successfully completed under the guidance of the "local solutions, shared goals" principle of Eureko BV, a market leader in the Netherlands.

Eureko Insurance, active in all non-life branches and Garanti Pension, active in life insurance and pension market, are known as the most effective figures of bancassurance in Turkey and maintain their leading positions in their respective markets.

These two companies continued to enjoy the support and confidence of international reinsurance companies in 2007. Major reinsurance companies with which Eureko Insurance is currently working include Munich Re, Swiss Re, Mapfre Re, Odyssey Re, Transatlantic Re and Everest Re, as well as the largest reinsurance company in Turkey, Milli Re. Garanti Pension, on the other hand, works with Munich Re and Milli Re.

Participation in the management of the Turkish Catastrophe Insurance Pool (TCIP), which commenced in 2005 with Garanti Insurance, continued in 2007 under the new identity of the company. Founded in the aftermath of the 1999 earthquake, TCIP continues to make efforts to raise earthquake awareness and preparedness, a very important issue in Turkey.

Activities in 2007

- In accordance with its customer-oriented marketing strategies, Garanti Bank continued to effectively pursue bancassurance activities in 2007. Garanti's total premium production in non-life insurance products went up 24% during the year, reaching YTL 204.4 million and the corresponding commission income from the sale of non-life insurance products totaled YTL 30 million.

- In 2007, Garanti's life insurance premiums increased 37%, to YTL 93.3 million. The Individual Pension line achieved a fund size of YTL 543 million with 262,743 participants, while total commission income from the sale of individual retirement plans and life insurance was YTL 19 million in 2007.

• Commission income from the sale of insurance and individual retirement plans is targeted to grow 31% in 2008.

• Alternative delivery channels were intensively used for sales and communication in 2007. Sales activities were undertaken through Alo Garanti, which is the online customer services center of Garanti Bank. Customers' inquiries/problems related to technical issues were responded to through the call centers of Eureko Insurance and Garanti Pension. Customer complaints were solved by the 444 0 339 Customer is Always Right Line, ensuring greater customer satisfaction. Total premiums in the life and non-life branches through these channels reached YTL 18 million. Moreover, individual retirement plans were made available through Alo Garanti as of June 2007 and more than 1,000 units were sold by the end of the year.

• In 2007, major developments occurred with respect to the sale of life and non-life insurance products through Garanti Internet Branch as well. Customers can use Garanti Internet Branch to buy credit card life insurance, auto insurance, house insurance, travel insurance, compulsory earthquake insurance and personal accident insurance. Individual retirement products are available at the Internet branch as well. Meanwhile, non-life insurance products began to be offered through Paramatik ATMs in 2007. Insurance sales through these channels are planned to be increased in 2008.

Future Outlook

• As in previous years, bancassurance will remain important in both life and non-life branches in the near future. Within this framework, the Bank is planning to ensure the sustainability of competitiveness, to increase customer penetration in both insurance and pension products and to increase the number of products sold per customer.

• Product development will continue to improve existing products and to develop new products with a greater variety. Within this framework, product baskets consisting of life and non-life products are planned to be created to fully meet customer requirements. Similarly, establishing insurance packages linked to banking products are on the agenda in 2008.

• In addition to individual sales, there will be greater focus on group sales (corporations making salary payments, institutional projects, etc) in both life/non-life insurance and pension.

• With the mortgage system put into practice, Turkey is expected to witness considerable demand for specific mortgage products, especially those related to life and housing insurance. As the system matures, new products will be developed and introduced to meet changing needs.

• A higher sales volume is planned to be achieved through Alo Garanti, which is a relatively more effective delivery channel compared to alternatives. Special product campaigns for the Internet Branch are planned to be developed and launched in 2008.

• In the non-life branches, production figures and rates are planned to be increased in 2008, especially in agriculture, health and auto insurance. Additionally, payment and income protection insurance covering unemployment benefits will be emphasized.

SME Banking

In 2007, the SME Banking unit increased the number of customers 16%, from 770,000 to 892,000, while business volume went up 52%, from US$ 6 billion in 2006 to US$ 9.1 billion at the end of 2007.

Referred to as the "Bank of SMEs" by small and medium-size enterprises in this field, Garanti has been offering a wide range of services since 1997. Garanti is also the first private Turkish bank to arrange its organization, branch structures, regional offices and headquarters in a way that suits SMEs. Garanti SME Banking serves companies and their owners and partners with a revenue of up to US$ 5 million.

Garanti is seen by customers as a "primary banking partner" for SME banking, mainly because it offers products and services that are customized in accordance with the characteristics of different industries and with diverse regional requirements.

Activities in 2007

Garanti has significantly improved its SME banking performance in 2007, particularly in terms of the number of customers and business volume.

- In 2007, the SME Banking unit increased the number of customers 16%, from 770,000 to 892,000, while business volume went up 52%, from US$ 6 billion in 2006 to US$ 9.1 billion at the end of 2007.

- The SME business line had a share of 11.2% in the Bank's overall business volume, 21% in mutual funds and 11.5% in total loans, as of the end of 2007.

- Garanti also continued to implement Women Entrepreneur, Support Service, Logistics and Training Sector Packages, which were developed to provide customized SME solutions for different industries. Garanti Bank is the first bank in Turkey to introduce special support packages including loans and products most suitable for women entrepreneurs. Under the Women Entrepreneur Support Package in partnership with the Women Entrepreneurs Association of Turkey, special training support continued to be offered exclusively for women entrepreneurs in 2007. With the Women Entrepreneur, Support Service, Logistics and Training Sector Packages, credit facilities amounting to YTL 283 million were granted to 7,700 customers during the year.

- Garanti has been strengthening its cooperation with chambers of industry, chambers of commerce and professional chambers in various provinces since 2002. As of the end of 2007, the Bank had package loan agreements with 334 chambers of industry and commerce, trade corporations and pharmacy associations in effect and through these agreements, a credit facility of YTL 700 million has been granted to 24,000 SMEs so far.

- Since 2002, Garanti has been organizing a series of gatherings known as Garanti Anatolian Meetings, where the Bank meets with SMEs to inform them of the EU harmonization process. These meetings bring industrialists and managers from around Turkey together with leading experts, to join forces and develop regional solutions. Twelve gatherings were organized in 2007, attended by 2,500 SME representatives. Since 2002, the Bank has met with roughly 16,000 SME representatives at 48 gatherings in 37 provinces.

- Since 2005, Garanti organized 17 meetings in 14 provinces where SMEs are widespread. In these meetings approximately 5,000 SME representatives were informed about the Basel II Capital Accord, which will become effective in the European Union in 2009. Seven meetings were held in 2007 alone and attended by 2,100 SME representatives.

• The Agriculture Support Package, one of the sectoral packages offered by the Bank, was improved in 2007 with the addition of the Agriculture Support Loan, which aims to finance farmers between planting and harvesting of their crops. The Taxi Support Package was improved with the addition of the taxi support loan. Sectoral packages reached 18,000 customers in 2007 and loan volume increased 216% over 2006.

• In 2007, Garanti signed a protocol with the Turkish Grain Board (TGB) to support farmers and meet their needs. Accordingly, the Bank will extend loans to farmers through receipts to be issued by TGB for wheat, barley, rye, oat and triticale.

• Garanti also undertook a program to support SMEs that take part in the TR90 Regional Development Project financed by the European Union for the purpose of improving the competitiveness of SMEs in their respective industries. Meetings were organized to inform SMEs on the content of the TR90 Regional Development Project and to provide assistance for the preparation of proposal for those SMEs who wish to receive grants under the project. Eventually, 30 corporations obtained a total grant of EUR 2.5 million.

Future Outlook

• In 2008, Garanti will continue to offer sector/region-specific solutions with an approach emphasizing accurate risk management in order to serve the needs of corporations and their owners/partners with a revenue of up to YTL 10 million. Garanti aims to further improve customer relations with a more efficient process management based on transparent and strong communications.

• The competition for Turkey's Woman Entrepreneur, organized in partnership with the Ekonomist magazine, will be held on April 17 for the second time. Applications for this competition will be accepted from all provinces during March 2008.

• In addition to the banking services offered to SMEs, Garanti's main goal in SME banking will be developing projects to meet the financial needs of all types of SMEs and assist them to improve their management in the future.

• Garanti SME Banking aims to help increase the share of R&D in the national economy by supporting R&D of SMEs during the EU accession process. This will be achieved by supporting SMEs to reach both EU derived and local funds. To this end, in 2008, Garanti will introduce an EU Support Package containing consulting and co-financing facilities for SMEs.

Commercial Banking

In 2007, Garanti achieved remarkable growth in commercial banking operations with 67% growth in total assets, 65% in the loan portfolio (including both cash and non-cash loans), 47% in total deposits and 29% in the number of customers.

With its commercial banking performance in 2007, Garanti achieved a remarkable growth rate that helped it remain a sector leader. It became the primary banking partner for most of its customers thanks to market and customer-oriented strategies and is the first bank that comes to mind in the commercial banking segment.

An important advantage of the Bank is the customer loyalty and customer satisfaction it has achieved thanks to its wide range of value-added products. The commercial banking activities of Garanti are characterized by enhanced customer loyalty and customer acquisition through high-quality services and effective relationship management.

The number of customers served by the commercial banking business line increased 29% in 2007, from 24,200 to 31,779. Parallel to this customer base growth, the Bank also achieved a 54% increase in business volume, which went up from US$ 14 billion to US$ 22.7 billion and the share of commercial banking in Garanti's total business volume was 33.3%.

Activities in 2007

In 2007, Garanti achieved remarkable growth in commercial banking operations with:
- 67% growth in total assets,
- 65% growth in the loan portfolio (including both cash and non-cash loans),
- 47% growth in total deposits and
- 29% growth in the number of customers.

The principal goal of commercial banking is to improve the Bank's relationships with customers and become their primary banking partner by handling a larger portion of their banking transactions. Owing to efforts to control costs and increase commission income, Garanti continues to improve its already strong profitability in commercial banking.

The Bank continuously increased its support in the main segments of commercial banking during 2007:

- Shipbuilding: As a sector leader with a market share of 60%, Garanti is currently financing every second vessel under construction in Turkey's shipyards.

- Construction: The financing support provided to this sector increased 67% during the year, to reach US$ 2.2 billion.

- Tourism: Garanti is the primary banking partner of tourism companies operating in the Aegean and Mediterranean regions of Turkey. Leadership was maintained in this segment in 2007 with a market share of more than 50%.

- Energy: Total funding provided for this sector rose 64% over 2006, reaching US$ 850 million.

- Hazelnuts: As a result of its special focus on this sector, Garanti Bank acted as the intermediary for 51% of the US$ 1.4 billion hazelnut exports.

Future Outlook

Growth targets in commercial banking will be achieved by acquiring potential customers through the systematic activities of Garanti's strong and extensive sales team and by improving relations with existing customers. To this end, Garanti is keeping a close eye on the market and its customers.

The following features, which distinguish Garanti in this fiercely competitive environment, will be the main drivers of the Bank's commercial banking performance in 2008:

- An extensive services network secured by increasing the number of branches,
- Technological know-how,
- Quality and solid experience of the sales team,
- Rich variety of products and services and
- Synergies created with financial affiliates.

The primary objective in commercial banking in 2008 is to respond to customers' needs by providing the most appropriate solutions in the fastest possible way. The Bank also aims to become the primary banking partner of both existing and potential customers by maximizing mutual benefits.

In the commercial banking business line, Garanti will be targeting the following in 2008:
- To maintain its position as the sector leader
- To increase the number of customers by 10%
- To continue managing and creating high-quality assets
- To have a strong position in the sector with an extensive service network and qualified human resources
- To become the primary banking partner of customers with a rich variety of value-added products
- To efficiently manage costs and profitability
- To grow with the strategy of becoming the primary banking partner of customers.

Corporate Banking

2007 was a vastly successful year for Garanti in corporate banking activities, in terms of business volume and profitability, with 130% growth in YTL loans, 42% growth in foreign currency loans and 70% growth in deposits.

Having pioneered the sector by defining Corporate Banking as a separate business line in the early 1990s, Garanti continued its restructuring by opening exclusive corporate branches in 1995.

Defining its guiding mission as becoming the most preferred business partner of major local conglomerates and multinational corporations, Garanti has traditionally occupied the leadership spot in the sector. The Bank's strength in this field is stemmed from its personalized and value-added superior service quality, solution partnership approach, high-caliber technological infrastructure, expert staff and product engineering capabilities.

Deepening its long-standing relationships with the clients constitutes the main pillars of Garanti's strategy in corporate banking. This policy and attitude towards customer relationship management are the fundamentals which make the Bank's performance in this segment sustainable.

Rewarded for this approach, in 2006 Garanti was selected as the "most recommended bank" by corporate banking customers in the survey undertaken by an independent research agency.

Garanti serves its corporate customers through highly qualified personnel at four dedicated corporate branches, one in Ankara and three in Istanbul.

Activities in 2007

Garanti effectively utilized its competitive advantages in 2007 to boost its strong position in this segment and further become the house bank of its customers.

Committed to provide its customers with the best, Garanti responded to the rising financing needs of corporates with its distinctive customer-oriented and innovative business approach, thus increasing both placements and transaction volume. In the same period, there has also been a remarkable growth in the deposits entrusted by corporate customers.

In 2007, the Bank experienced a very successful year at corporate banking activities, with:

- 130% growth in YTL loans,
- 42% growth in foreign currency loans and,
- 70% growth in deposits.

Garanti's leadership in cash management, foreign trade and project finance continued to support the Bank's growth in this line of business.

Future Outlook

- Calling on the inherent institutional competencies, Garanti aims to strengthen its position of leadership and boost its market share at this field in a continuous and notable way.

- In a changing global economic environment, corporations are increasingly facing the need for alternative financing methods (ie. securitization, bond issues, etc.) and derivative transactions. Garanti is well positioned to maintain its leadership in these areas as well.

- In the period ahead, privatizations, mergers & acquisitions and public offerings will continue to be the main drivers of growth for Corporate Banking business line. With its wide know-how in these topics, the Bank aims to sustain its position as being the first choice of foreign investors coming to Turkey.

- Imposing a substantial share of the corporate banking market in Turkey, Garanti will continue to take maximum advantage of its vast experience and competitive edge in this highly competitive field in order to respond to the requirements of the market in the fastest and most accurate way and turn its potential into performance.

Cash Management and Transaction Banking

In 2007, Garanti increased the credit limits by 67% to YTL 970 million in DDS, Direct Debit System. DDS is one of the most important components of financial supply chain management that can be defined as a strategy of providing solutions by combining customers with their respective dealers and suppliers.

After launching the Cash Management Unit back in 1996 as the first multi-branch bank to do so in Turkey, Garanti had several achievements and introduced several novelties in this segment over the last 11 years. In 2007, Garanti continued to increase its market share significantly in all products and consolidated its image as a pioneer by introducing new ones.

There has been stronger emphasis on the product management approach that considers the Bank-wide effect rather than merely the branch-wide effect in calculating the total revenue of a payment for the Bank, arising from such effects as demand deposits, cross sales and chain effects. This approach resulted in greater focus on income generated through payments.

Activities in 2007

• The Direct Debit System (DDS) is one of the most important components of financial supply chain management, which can be defined as a strategy for providing solutions by pairing customers with their respective dealers and suppliers. In 2007, Garanti increased the credit limits of its Direct Debit System by 67%, to YTL 970 million. Within the framework of DDS, 13,000 corporate customers are making payments averaging YTL 900 million through Garanti every month.

• DDS with the Risk Sharing Model, initiated with two leading Turkish companies, became an important groundbreaking project in Turkey. In this model, the seller company bears the credit risk of dealers at a certain rate, which allows Garanti to rapidly complete the procedures, extend the loan to dealers and include them in DDS, thus becoming the principal collection and payment bank for both sellers and dealers.

• Garanti Discount, a new financial supply chain management product in Turkey, was for the first time implemented in partnership with Praktiker Turkey. This system allows the seller (supplier) to immediately discount its future receivables, which have been approved and entered into the system by the buyer (Praktiker) at the Internet branch of Garanti without any collaterals.

• The Transaction Banking perspective introduced by Garanti in 2007 allows the Bank to set more aggressive targets for payment-sourced income and to better monitor the flow of this income. The objective here is to increase revenue in all payment products, particularly in money transfers, without using any capital.

• With regard to collection checks, Garanti has by far surpassed competitors and maintained its leadership among private banks with a market share of 11.7%. The Bank increased its market share, 1.1%, to 9.1% for payment checks mainly due to the growth in the SME segment.

• In the collection of taxes and social security payments, another important means of generating resources at no cost, Garanti was ranked top among private banks in 2007. In this field, the total collection of the Bank during the year amounted to YTL 23 billion.

• Garanti intermediated 6.5 million utility payments monthly, with a total value of YTL 450 million, through 140 member institutions, an advanced website, 1,800 Paramatik ATMs with the cardless transaction feature and around 1,500 "Kolay Vezne" points, a merchant web authorized to intermediate in the payment of bill and utility amounts either using the card or by collecting cash.

Future Outlook

• The number of effective customers, market share and income generated through payment transactions without using any capital will be increased in all payment products through the Transaction Banking perspective.

• The number of customers using Garanti Discount which is a new solution for the working capital requirements of SMEs and brings interest income and cross-sale opportunities to the Bank will be increased.

• DDS will always be a priority and faster growth will be aimed in this field through systems based on the risk-sharing model.

• With the support of newly opened branches, especially those in Anatolia, the Bank aims to become a leader in payment checks within two years, in terms of its unit-based market share.

Project Finance

Garanti Bank's performance in project finance was further strengthened in 2007 by continuing economic stability, despite the political uncertainties posed by two consecutive elections. Thanks to the dynamism in the telecommunications, energy, transportation and real estate sectors, a total of 135 projects were evaluated, with a total funding demand exceeding US$ 20 billion.

Garanti Bank provides tailor-made project finance, acquisition finance and other structured finance products that suit the needs of corporate and commercial clients in various sectors.

The highlights of the year 2007 were the financings arranged for large scale transportation projects such as ports and airports, as well as the financings arranged for acquisitions that came as a result of increasing foreign direct investments.

Garanti Bank's performance in project finance was further strengthened in 2007 by continuing economic stability, despite the political uncertainties posed by two consecutive elections. Thanks to the dynamism in the telecommunications, energy, transportation and real estate sectors, a total of 135 projects were evaluated with a total funding demand exceeding US$ 20 billion.

Garanti acts as a lead arranger in most of the major private sector investment and acquisition projects in the energy, telecommunications, transportation, healthcare and cement sectors. The Bank offers structured finance products to corporate and commercial clients both from the private and public side.

Garanti's strategy in project finance is to maintain its leading position not only in acquisition finance, but also in transportation, iron and steel, cement, real estate, tourism and healthcare sectors as well as providing financing support particularly to hydroelectric, wind and thermal power plant investments. In this context, Bank aims to increase the number of projects financed, to diversify its exposure on sectoral basis as well as trying to create value through cross-complementary products and other banking services. Additionally, through more aggressive involvement in loan trading, Garanti aims to increase its fee and commission income and return on assets.

Activities in 2007

In 2007 a total of US$ 4.5 billion were granted to 27 projects and US$ 2.8 billion of this amount was utilized before the end of the year. Project finance related activities in 2007 included the following:

• Garanti has increased its exposure in the financing arranged for the privatization of Turk Telecom by switching from its original non-cash position to being a long-term cash lender. Thus, Garanti has joined a group of lenders with a US$ 465 million share in the US$ 6.5 billion facility arranged for Turk Telecom privatization, which is the highest-valued privatization project in Turkey's history so far.

• As a mandated lead arranger, Garanti contributed US$ 625 million to Turkcell's US$ 3 billion syndicated loan for the company's international growth opportunities and prospective acquisitions.

• As a lead arranger, Garanti contributed US$ 88 million to the US$ 1.6 billion long-term syndication loan facility of Avea İletişim Hizmetleri AŞ.

• Along with two international banks, Garanti acted as a mandated lead arranger in the EUR 600 million twelve-year facility arranged for Fraport-IC, which was awarded the operating rights to Antalya Airport for 17 years at a price of EUR 2,010 million. In addition to EUR 200 million contribution to the long-term commercial facility, the Bank also issued a EUR 142 million eighteen-year performance bond on behalf of Fraport-IC in favor of the General Directorate of State Airports Authority.

• Garanti had also participated with US$ 100 million, as a mandated lead arranger to the thirteen-year US$ 600 million project finance loan granted to PSA-Akfen joint venture established for the privatization of Mersin Port. Mersin Port is one of the most important container ports in Turkey and this financing has received Project Finance International's Infrastructure Project of the Year 2007 award for Europe, the Middle East and Africa as well as Project Finance Magazine's Port Deal of the Year 2007.

• As mandated lead arranger Garanti participated in the twelve-year, EUR 550 million acquisition facility organized by two Turkish banks for the acquisition

of UN Ro-Ro and its subsidiaries by Kohlberg Kravis Roberts & Co and contributed EUR 275 million. This was the largest acquisition of a private equity fund in Turkey entirely financed by Turkish banks. The loan will be syndicated in 2008.

• Privatization in the energy sector slowed down in 2007 as a result of the postponement of the electricity distribution tenders. On the other hand, there has been increasing demand for financing coal-fired power plants and urban natural gas distribution networks. Additionally, hydroelectric power and wind farm projects gained momentum as the Renewable Energy Law went into effect. Within this framework, the Bank extended a total of EUR 198 million to the wind farm projects for InnoRes Elektrik Üretim and Doğal Enerji and the hydroelectric power plant projects of TGT Enerji and Anadolu Elektrik.

• Following the financing provided for Eren Energy's 160 MW coal-fired power plant project, Garanti once again acted as the mandated lead arranger for a project finance facility amounting to US$ 850 million for the company's new project. Garanti contributed US$ 500 million to this facility and has so far extended US$ 300 million. With a total capacity of 1,200 MW, this project will be the largest coal-fired thermal power plant in the private sector. In this respect, this project is considered as the largest energy project financed entirely by Turkish banks. The syndication of the loan facility will be undertaken in 2008.

• Garanti has supported the cement sector, which experienced high growth rates during the last few years, through funding major projects in the sector. In this context, Garanti contributed EUR 50 million for the greenfield cement plant investment of Kipaş Group's KÇS Cement, to be built in Kahramanmaraş with an annual clinker capacity of 1.3 million tons. Another EUR 50 million loan was provided together with an international bank to the Italian Barbetti Cement for the acquisition of a 30% stake in Çimko, a subsidiary of Sanko Group.

• Garanti extended a seven-year loan package worth US$ 280 million to Almond Holding AŞ, an SPV established by Abraaj Capital (one of the largest investment funds in Middle East, North Africa and South Asia) and Mehmet Ali Aydınlar (one of the founders of Acıbadem Sağlık Hizmetleri ve Ticaret AŞ) with equal shareholdings, for the acquisition of the largest private hospital group in Turkey, Acıbadem Sağlık. Within the framework of this project, an additional package of US$ 200 million with a maturity of ten years was also provided to Acıbadem, for refinancing and growth purposes. After the financial closure in 2007, utilizations under both facilities started in January 2008.

• A EUR 165 million ten-year loan was extended to Duruhan Yatırım A.Ş for Istanbul Entertainment Center Project, to be built in Bayrampaşa, Istanbul. The loan is planned to be syndicated in 2008.

• Garanti took part in a consortium of local and international banks for the financing of one of the largest real estate investments in Turkey, the Merter Carrefour Shopping Center project, to be realized by Multi Turkmall and Apollo Real Estate Fund in Bakırköy, Istanbul. Garanti participated to this EUR 482 million facility with EUR 100 million.

• In 2007, Garanti placed special emphasis on syndication and loan trading activities, where a total trading volume of US$ 1.2 billion was achieved.

• Furthermore within the framework of Treasury-Guaranteed Projects, negotiations have been completed and loan agreements have been signed with the Undersecretariat of Treasury in 2007 for certain projects like the Deriner Dam, Sinop-Boyabat, Malatya Irrigation and Gerze-Sinop. These projects have already been awarded and construction is underway. In 2007, Garanti contributed US$ 870 million to US$ 1,970 million financing for the Treasury-guaranteed projects.

Future Outlook

Along with the upcoming privatization pipeline, increased volume in energy investments and the upward trend in foreign direct investment, Garanti is expected to further strengthen its leading position in the Turkish project finance market. Forecasts and expectations of the Bank for 2008 can be summarized as follows:

• State-owned airports, ports, bridges and highways are expected to be the highlights of the 2008 privatization agenda in transportation sector. Garanti aims to finalize Izmir Port financing as well as maintaining its leadership position in infrastructure projects.

• The refinancing of the long-term commercial facility extended to TAV for the Istanbul Airport project, which was originally arranged by Garanti and an international bank in 2005, will be closed during the first quarter of 2008.

• The energy sector is likely to gain considerable momentum in the near future. Garanti aims to maintain its leading position by meeting funding needs of the energy projects that will be developed in response to the rapidly growing demand.

• In addition to new energy investments, Garanti will focus on the privatization of Ankara's natural gas distribution network (EGO), state-owned generation facilities and electricity distribution networks. Furthermore, the Afşin Elbistan C and D lignite-fired thermal power plant projects, which will have an installed capacity of 2,400 MW, are expected to be re-tendered. With the enactment of the law and related legislation on the construction and operation of nuclear power plants, nuclear energy projects are likely to be on the agenda during the second half of 2008. Drawing on its wide knowledge and experience in the energy sector, Garanti aims to be active in this field.

• Despite the turbulence in international markets, both strategic investors and private equity funds have a continuing interest in Turkish companies. Garanti is making preliminary efforts to participate in major projects such as the sale of Migros shares. In this particular project, financing agreements were signed with the private equity fund BC Partners, while Competition Board's decision is being awaited for funding.

The telecommunications sector is also an area expected to gain momentum in the near future, both through the tender for the 3G mobile communications license and the national and regional investment/acquisition projects of fixed and mobile operators. Garanti is planning to take part in these projects as an arranger.

International Banking

On February 6, 2007, Garanti Bank secured a ten-year (callable after year five) US$ 500 million subordinated fixed-rate loan arranged by Merrill Lynch and Deutsche Bank.

With an experienced team, accumulated knowledge and correspondent banking network, nourished over many years by close cooperation and mutual trust, Garanti Bank is one of Turkey's leading banks in international banking.

The Financial Institutions, responsible for the global relationships with banks and financial institutions, successfully manages a network of more than 2,500 correspondents in 157 countries. Garanti's well established international network is one of the most important assets of the Bank, especially in raising funds and developing close relations in the financial markets.

In 2007, Garanti had a 15.5% share in Turkey's foreign trade. The importance of this share and the Bank's success can be better understood considering that Turkey's foreign trade volume has tripled over the last five years. The Bank's continuously improving technological infrastructure, strong correspondent banking network and customer-oriented approach have all played a major role in its considerable share in foreign trade.

Activities in 2007

• On February 6, 2007, Garanti Bank obtained a ten-year (callable after year five), US$ 500 million subordinated fixed-rate loan arranged by Merrill Lynch and Deutsche Bank. This transaction attracted more than US$ 1 billion from international investors. It is so far the largest subordinated loan in Turkey that was structured and sold in international capital markets.

• In May, Garanti signed a club loan for EURO 600 million with maturity of 1 year and aim of pre-export financing. Deal was signed with the participation of 43 banks from 21 countries.

• In June 2007, Garanti secured US$ 600 million through a Diversified Payment Rights securitization arranged by ABN Amro. The issue was comprised of three wrapped tranches with a maturity of ten years each and a fourth, unwrapped tranche with a maturity of eight years.

• The ten-year US$ 21 million loan, obtained from Wachovia Bank to be used for housing finance, was guaranteed by Overseas Private Investment Corporation (OPIC). This was the second loan secured by Garanti to be used for housing finance and guaranteed by OPIC.

• In 2007, total borrowing of the Financial Institutions unit rose from US$ 5.3 billion to US$ 6.8 billion.

• In 2007, Garanti signed up for TSU (Trade Services Utility). Garanti is the first and only bank in Turkey to join TSU, a web-based foreign trade system developed by the Belgium-based SWIFT organization. In this system, companies realizing open account (cash-against-goods) transactions have all their invoice or order details (buyer, seller, amount, currency, payment terms, payment type, kind of product, name of bank and reference) matched with each other and archived. Information can be shared and transferred among banks. Currently the TSU system includes 52 banks around the world.

• The outstanding performance of Garanti Bank in foreign trade was awarded by Active Academy magazine with "Contribution to Foreign Trade Award" for the fifth consecutive year.

Future Outlook

In trade finance, Garanti Bank aims to increase its market share by solidifying its leadership. Its strategic role will be successfully pursued by providing innovative and customer-oriented solutions.

In 2008, the Bank will develop methods to ensure the more efficient use of the TSU system and will aim to meet all requirements in foreign trade transactions, using digital platforms.

Foreign Trade Meetings aimed at keeping customers up-to-date on domestic and international developments in foreign trade will be continued around Turkey.

Collaboration will continue with the correspondent bank network on new financing structures in line with changing trends in foreign trade products.

The international network will continue to be enhanced and diversified in accordance with the evolving macroeconomic conditions, foreign trade routes and products as well as the customer needs.

Capitalizing on its experience in structured finance and strong global network, Garanti aims to intensify efforts in this field in 2008. As its international investor base is growing every day, Garanti enjoys a greater ability to secure lower cost financing. Intensive efforts in money and capital markets will continue in 2008 through innovative transactions, depending on market conditions.

Treasury

With competency in treasury operations, Garanti Bank maintained its strong performance in money and capital market transactions, increasing trading volume in real terms in 2007.

Treasury Department
The Treasury Department is responsible for the management of Garanti Bank's foreign currency positions and risks related to the Turkish lira and foreign currency bonds portfolio. It is the department's responsibility to increase the share of the Bank in customer transactions through competitive pricing to corporate and commercial customers via the Treasury Marketing Unit and the branch network. The department aims to keep its long-term market making position in the interbank market and carries out customer-based gold transactions as a member of the Istanbul Gold Exchange as well.

Treasury Marketing Department
Parallel to the customer segmentation of the Bank, the Treasury Marketing Department consists of three sections: corporate banking, commercial banking and private banking. The aim is to allow customers to efficiently access the market. For both the few corporate and commercial customers who are served directly and other customers served through branches, the Treasury Marketing Department performs the pricing of all treasury products (foreign currencies, cross rates, forwards, options, swaps, repos, deposits, loans, bonds in Turkish lira and foreign currencies, Eurobonds, etc.).

Asset/Liability Management Department
The Asset/Liability Management Department manages the Bank's balance sheet risks, i.e. interest rate, sovereign credit, structural foreign exchange and liquidity risks, in accordance with the policies determined in the Asset/Liability Committee. The department performs investment, funding and hedging strategies in line with prevailing market conditions, interest rate and volume trends of the balance sheet items and risk parameters. Based on quantitative analyses, within financial engineering framework, actions are taken accordingly. The ultimate goal of the department is to maximize the Bank's risk-adjusted return-on-capital.

Treasury Derivatives Department
In coordination with other units of the Treasury Group, the Treasury Derivatives Department develops derivative products required for the effective management of the Bank's balance sheet and liquidity, such as those aimed at increasing profitability and hedging current risks and also prepares the contracts related to these products. The Treasury Derivatives Department also analyzes document-based risks in accordance with applicable legislation and accounting standards (local standards, IAS and IFRS).

The Risk Control Unit monitors market risk, profitability and volume of treasury transactions; it also evaluates and reports on the size of the portfolios and stop-loss limits of individual trading desks. The Middle Office Unit examines the confirmations of treasury transactions in order to audit on and off-market pricing, trader transaction limits, transaction data inputs and the accuracy of operations.

Corporate Financial Solutions Department
The Corporate Financial Solutions Department informs corporate and commercial customers on risk management, offers solutions related to balance sheet and financial risk management and structures the necessary products.

Activities in 2007
With its competency in treasury operations, Garanti Bank maintained its successful performance in money and capital market transactions, increasing its trading volume in real terms during 2007.

• With a trading volume of YTL 55.8 billion on the ISE Outright Purchase and Sales Market of Bonds and Bills, Garanti remained at the top.

• The Bank had a total volume of YTL 80.8 billion in outright bond purchase and sales transactions in the over-the-counter market plus the ISE.

• With the US$ 147.2 billion volume in the foreign currency spot market (transactions against YTL), the Bank accounted for 14% of the market, a remarkable increase from the 2006 level of 11.8%.

• Parallel to developments in derivative markets, the Bank substantially improved its transactions, increasing trading volume in options 153%, to US$ 10.4 billion in 2007.

• The Bank traded US$ 10.1 billion in foreign currency based securities, a 29% increase over 2006.

• As a shareholder and one of the first members of the Turkish Derivatives Exchange (TURKDEX), Garanti Bank increased its trading volume 338%, to YTL 15.5 billion in 2007, thus reaching a 13.6% share in the total transaction volume of TURKDEX.

In 2007, Garanti provided its "clients" with:

• Spot foreign currency transactions totaling US$ 76.9 billion, representing a 36% growth over 2006;

• US$ 10.1 billion in derivative transactions, of which US$ 4.4 billion were in options (76% growth over 2006) and US$ 5,5 ,billion in other foreign currency based derivative transactions (138% growth over 2006);

• Turkish-lira-denominated securities transactions totaling YTL 5.9 billion and foreign-currency-denominated securities transactions totaling US$ 384 million.

Future Outlook

• With its business strategies and customized innovative solutions, Garanti will maintain its strong performance in money and capital markets and hold onto its pioneering role while remaining the preferred banking partner of customers in 2008.

• 2008 is expected to see high volatility and therefore a high demand especially in derivative instruments for hedging purposes. The market for derivative products is newly emerging in Turkey however trading volume is expected to rise rapidly in the near future. Garanti is ready to meet diverse customer needs with various products ranging from hedging transactions to yield improvement instruments.

• As the integration of the financial and non-financial sectors of the Turkish economy with international markets gains momentum, there is a remarkable increase in the share of foreign currency based transactions, which is expected to continue in the near future. Through competitive pricing, Garanti will remain the first choice of both corporate and commercial customers in the foreign currency market in 2008.

• The downward trend in Turkish lira and foreign currency interest rates is expected to boost - fixed income security investments in 2008. It is the Bank's goal to get its best share in such markets as well.

Organization of the Treasury Group

Treasury Trading
- Foreign Currency
- Turkish Lira Bonds and Bills
- Foreign Currency Bonds and Bills
- Derivative Products
- International Sales

Treasury Marketing
- Corporate Banking
- Commercial Banking
- Private Banking

Asset/Liability Management
- Turkish Lira Asset/Liability Management
- Foreign Currency Asset/Liability Management

Treasury Derivatives Department
- Structured Products
- Risk Control
- Middle Office

Corporate Financial Solutions

ABACUS

ABACUS, the central operation unit of Garanti, is a leader in Turkey with a centralization ratio of 97%. It ensures that the operational transactions of millions of Garanti customers are carried out at high standards and both branches and customers are provided year-round cash service at 2,519 points.

ABACUS, the central operation unit of Garanti, is a leader in Turkey with a centralization ratio of 97%. It ensures that the operational transactions of millions of Garanti customers are carried out at high standards and both branches and customers are provided year-round cash service at 2,519 points.

ABACUS has a highly-skilled team of 878, of which 41 hold CDCS certificates that internationally certify the foreign trade transactions expertise of those who pass the exam held by the World Trade Organization.

ABACUS performs the following tasks at Garanti:
• All foreign trade transactions
• All kinds of loan utilization
• All international and domestic payments including EFT
• Credit card application form processing
• Credit card embossing
• Domestic and international guarantee letters
• Follow up of POS application and installation processes
• Physical and electronic archive operations
• Check and promissory note transactions
• Document management
• SWIFT operations
• Cash support services consisting of cash collection and distribution.

In 2008, ABACUS will maintain and further improve its operational quality standards. It also aims to contribute to limiting the Bank's risk by focusing on document existence and content controls.

Main ABACUS Indicators

	2007	2006	2005
Annual Transactions	51 million	46.9 million	38.7 million
Transaction Volume (US$)	625 billion	448 billion	348 billion
Centralization Ratio	97%	96%	95%
Average Transactions per Month	4,250,000	3,910,000	3,225,000

Human Resources

In the "Most Admired Companies of Turkey" survey conducted in 2007 by Capital magazine with 1,337 middle and senior managers from 602 companies, Garanti ranked fifth in all industries and first in the banking sector. The selection was based on various criteria such as management quality, employee satisfaction and improvement of employee skills

At the end of 2007, 14,542 persons were working at Garanti Bank.
The number of the Bank's employees increased 22% over the previous year.

	2002	2003	2004	2005	2006	2007*
Number of Employees (excluding security personnel)	6,592	7,104	7,809	9,121	10,424	13,097
Number of Branches	323	343	384	437	487	592
Number of Employees per Branch (excluding security personnel)	20.41	20.72	20.34	20.87	21.40	22.12

* GPS (credit card company) and GT (Garanti Technology) employees included in 2007.

Training activities and training-related investments of Garanti Bank continued at an accelerating pace in 2007. These activities were carried out at the new training center, which is equipped with the latest technology, a capacity for 900 individuals, 29 classrooms and a conference hall. In 2007, average training per employee was nine days.

In the Most Admired Companies in Turkey survey conducted in 2007 by Capital magazine with 1,337 middle and senior managers from 602 companies, Garanti ranked fifth in all industries and first in the banking sector. The selection was based on various criteria such as management quality, employee satisfaction and improvement of employee skills.

Activities in 2007

Recruitment

• In April 2007, Garanti organized the first Talent Camp, designed to communicate the employer's brand image better and more efficiently at university campuses. The second event was organized in December 2007.

• In 2007, 67 third and fourth year university students attended Talent Camp events. These events continue for three days, during which senior managers and expert consultants in their respective fields organize several projects.

• In addition to these events, workshops and case studies were carried out at university campuses to introduce students to the departments of Garanti. Sponsorship requests from student clubs are evaluated and activities that are likely to benefit students are supported.

• In addition to campus activities such as Talent Camp, workshops and case studies, recruitment processes for Assistant Inspectors (AI) and Management Trainees (MT) / Sales Trainees (ST) are explained to senior students during campus activities.

• Parallel to the rapidly expanding branch network, ST and teller assistant positions at newly established branches in Anatolia were introduced mainly at Anatolian universities, unlike in previous years.

• The Human Resources Department thinks that it is very important to start the recruitment process before graduation. With a special internship program designed for this purpose, selected students are provided with the opportunity to attend a structured process where their performance can be observed in real-life situations. Those who successfully complete the process are recruited during the following year's MT recruitment. Twenty students passed this program in 2007. Students also obtain fundamental banking knowledge through the Basic Banking Game.

Career Development

• In March 2007, work related to the Star Project was completed and the new Career Management System was introduced. In this system, all employees at the headquarters evaluate their career expectations, growth competencies and personal performance on their own, based on unit scorecards. They also prepare their own training and development plans in consultation with their supervisors. Those who receive this training get acquainted with new development tools, do coaching for their own teams and attend rotations within the Bank. Novelty products introduced by this project include competency-based, experience-based and job-family-based training design, unit scorecards, self-evaluation, task-based competency definitions, coaching tools within units, development and star committees.

• Garanti Bank supports employees at all stages of their career paths. In 2007, roughly 5,000 employees were included in training programs for recruitment and promotion. 355 MTs, STs, assistant inspectors and 1,460 teller assistants joined the Garanti family by completing basic training programs that vary between 15 days and six months and are specifically designed for their positions. In promotions or transfers in accordance with career maps, employees were supported through job-specific certification programs. Program durations varied from ten to thirty days depending on the business line.

• In addition to certifications, new training programs on both technical knowledge and personal development were designed in accordance with the Bank's strategies and projects undertaken in response to the requirements of business lines. Employee participation was ensured in training programs and conferences related to the Banking sector, both in Turkey and overseas. A certificate program for the specialization of branch employees in mortgage-related issues was held in cooperation with Istanbul Bilgi University.

• The tradition of appointing managers from within the Bank continued in 2007. A total of 144 employees were promoted to management positions (department/region/branch manager) and 1,437 employees were promoted to positions reporting to managers. Newly appointed branch managers went through a special technical program for six days where they were prepared for their new jobs, become more acquainted with the Bank's practices and improved their technical knowledge and skill.

• The Assessment and Development Center is intensely involved in the management of the rapidly growing human resources at the Bank. In 2007, 228 branch manager candidates from the manager candidates' pool were assessed by the Assessment and Development Center to determine their managerial strengths and fields of interest. Feedback was provided to these candidates in meetings attended by managers. Following this process, all manager candidates went through a special training program aimed at developing skills. Known as the Management Academy, this program complements the assessment center.

• The first managerial training event was the Innovation - Make a Difference summit where all Garanti managers came together with prominent speakers from Turkey and the world.

• To support the coaching culture throughout the Bank, managers were included in the Coaching for Effective Career Management at Garanti program and their development was supported.

• The Career Opportunities Program gives employees the opportunity to manage their own careers. In 2007, 1,353 employees who completed the Career Opportunities Program were either appointed to new posts or included in the talent pool. The Human Resources Department provides career consulting services through face-to-face meetings, in order to contribute to employees' career development and guide them through the process. To that end, in 2007, a total of 403 branches were visited.

Future Outlook

• Assistant inspectors for the Audit Board will be recruited in April-May 2008 and MTs in May-July 2008.
In February 2008, MTs/STs from among irregular graduates will be recruited.

• Work on human resources development and improvement will continue at an increasing rate without losing the focus on fast and effective growth. Major activities to be undertaken in 2008 include the implementation of the structural coaching system at branches, the 360-degree system to support the personal development of managers, the Internal Customer Satisfaction survey aimed at measuring the service quality of departments and regional offices, the Employee Loyalty Survey and the adaptation of the Star Project by branch teams.

• The Management Academy will be expanded so that employees, whose performance and potentials are identified before they go through the assessment center, can be supported through special competency-based trainings / coaching practices and rotations for the improvement of their leadership and work performance.

Career Opportunities Program	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Bulletins Published	14	22	36	48	97	167
Promotions	362	191	244	520	813	1,050

Corporate Social Responsibility Projects

Garanti, following a productive, profitable and sustainable growth strategy, offers banking services that add value to both the economy and the society. This approach is also manifest in the corporate social responsibility projects of the Bank. In areas such as culture, arts, environment, education and sports that improve the vision of both the individual and the society, Garanti either creates long-term projects of its own or provides sponsorship support for existing projects.

Garanti, following a productive, profitable and sustainable growth strategy, offers banking services that add value to both the economy and the society. This approach is also manifest in the corporate social responsibility projects of the Bank. In areas such as culture, arts, environment, education and sports that improve the vision of both the individual and the society, Garanti either creates long-term projects of its own or provides sponsorship support for existing projects. Taking its mission one step further, Garanti aims to provide long-term support for both the cultural life of society and its own corporate culture, through institutions set up under the umbrella of the Bank.

Cultural Institutions

Platform Garanti Contemporary Arts Center

Istanbul's meeting point with contemporary arts, Platform hosted several exhibitions, workshops and conferences attended by more than 620,000 people since 2001. In addition to its archive of artists' folders, international contemporary art magazines and DVDs, Platform also functions as a research center with a library of 6,500 publications and as an international source for artists in Turkey. In 2007, Platform hosted four exhibitions visited by 69,399 people and 21 activities attended by 3,584.

Garanti Gallery (GG)

Since 2003 GG has been offering a platform where different concepts in architecture and design are debated through exhibitions and additional activities. GG encompasses all disciplines related to design with a special interest in urban planning, architecture, industrial design, graphic design and fashion.

Exhibitions organized by GG since its inception had been seen by 172,627 people by the end of 2007. In 2007, the Garanti Gallery hosted seven exhibitions visited by 33,823 people and ten activities attended by 1,385.

Ottoman Bank Museum (OBM)

The Ottoman Bank Museum (OBM) was founded in 2002 to protect the extensive archives of the Ottoman Bank and to shed light on to the years in which the Bank was active. The historical building in Karaköy, which served as the headquarters of the Ottoman Bank for 108 years, is currently being used as a cultural center comprised of a museum, library, movie theaters, exhibition halls, an archive and a cafeteria. With activities ranging from exhibitions to meetings, documentary screenings and science events, the OBM contributes to the revival and preservation of social history.

In 2007, the Ottoman Bank Museum hosted three exhibitions visited by 8,524 people and 100 activities attended by 6,799. Four exhibitions outside Istanbul attracted 20,825 visitors.

International Projects

Garanti sponsors several important art activities around the world, aiming to reflect on the future from the past and contribute to the promotion of Turkey.

Turks in London

Garanti was one of the main sponsors of the exhibition "Turks: A Journey of a Thousand Years, 600-1600" held at the Royal Academy of Arts in London between January 22-April 12, 2005. This exhibition was later produced in the form of a documentary.

Genghis Khan and his Legacy

Garanti sponsored the exhibition Genghis Khan and his Legacy - The Great Mongol Empire, held at Sabancı University's Sabancı Museum between December 7, 2005 - April 8, 2006.

Venice Biennial and the Turkish Pavilion

At the International Venice Biennial, regarded as one of the most important art events in the world, Garanti sponsored the Turkish Pavilion in 2005 and 2007.

Sponsorship Projects

Garanti's approach to sponsorship is based on providing long-term support to selected events or projects that complement the Bank's corporate culture and adds to the value of its brand. The Bank works like a "partner" with the organizations with which it cooperates and ensures that the project is sustainable.

Garanti Jazz Green

Garanti is a major sponsor of jazz in Turkey. The Bank has been the main sponsor of the International Istanbul Jazz Festival organized by the Istanbul Foundation for Culture and Arts since 1998. Garanti continued this support under the slogan "Garanti Jazz Green"

Garanti for Nature

Garanti has been the main sponsor of the World Wide Fund for Nature Foundation (WWF-Turkey) since 1992, supporting many of the foundation's projects for the sustainable use and preservation of natural resources in Turkey.

Garanti supported the Turkish screening of An Inconvenient Truth, former US Vice President Al Gore's documentary on global climate change, in 2007. Hosted by Garanti and WWF-Turkey, Gore also gave a conference on Global Climate Change, which took place on June 12, 2007 in Istanbul.

12 Giant Men and the Nymphs of Basketball

Garanti is a dedicated supporter of basketball, a sport that reflects Garanti's values of teamwork, dedication, confidence and discipline. The Bank has been the main sponsor of the "12 Giant Men" (Turkish National Men's Basketball Team) since 2001 and of the "Nymphs of Basketball" (Turkish National Women's Basketball Team) since 2005.

Garanti also sponsors the 12 Giant Men Basketball Schools project, which was launched in 2002 to teach basketball to students and thus add to the sport's popularity in Turkey. Approximately 21,000 students have so far been trained at these programs. Furthermore, in 2007 Garanti supported the Golden Wrists Basketball School organized by Antalya Metropolitan Municipality free of charge.

Community Volunteers Foundation

Since 2003, Garanti has been a main sponsor of the Community Volunteers Foundation's activities. The mission of the Community Volunteers Foundation is to prepare children for their future as sensible and responsible individuals.

Deniz Yıldızları (Starfish) Project

The Deniz Yıldızları (Starfish) project has been supported by the donations of employees, customers and friends of Garanti since 1998. The schools constructed under this project (a primary school, an Anatolian technical high school, an Anatolian vocational high school, an industrial high school and a technical high school) are located in Darıca on an area of nearly 55,000 square meters.

Shedding Light on the Past

Lycian Way from Fethiye to Antalya

Work on the Lycian Way had begun with the Four Lights for the Future competition, which was organized by Garanti in 1996 to celebrate its 50th anniversary. With the implementation of this project, which won the first prize in the environment category of the Four Lights for the Future competition, the historic Lycian Way, 509 km between Fethiye and Antalya, was turned into a trekking path. Garanti further contributed to tourism in the region by publishing a guidebook for the Lycian Way in 2006, a tribute to the 60th anniversary of the Bank.

Arykanda

Garanti has sponsored excavations in the 4000-year-old city of Arykanda for the past decade. This program aims to uncover the shared heritage of mankind and its preserved values.

Black Sea: A Floating Exhibit of Turkey

This documentary, sponsored by Garanti Bank and the Netherlands Culture Fund, was screened at the Ottoman Bank Museum between December 20, 2006 and March 20, 2007. The Black Sea: A Floating Exhibit of Turkey was the result of an important project that offers a new perspective to Turkey's much-needed promotional efforts. The documentary tells the story of the mobile exhibition project implemented at Kemal Atatürk's suggestion three years after the proclamation of the Republic, for the purpose of promoting Turkey in Europe.

Services that Create Value for Customers

Garanti Anatolian Meetings

In 2002, Garanti initiated a series of gatherings, known as Garanti Anatolian Meetings, to bring industrialists and managers from around Turkey together with leading experts of the country and jointly develop regional solutions.

Organized jointly with the daily Dünya, the meetings continued in 2007 with gatherings in Bafra, Bursa, Antalya, Denizli, Nevşehir, Tekirdağ, Ordu, Sivas, Diyarbakır, Gaziantep, Kayseri and Mersin. Thus far, 48 gatherings in 37 provinces have been organized, making it possible for the Bank to meet with roughly 16,000 professionals; 141 speakers took part at these meetings.

Basel II Criteria and Related Opportunities

In 2005, Garanti launched a series of meetings to inform SMEs on the Basel II criteria and help them adapt to the financial practices of the 21st century. As of the end of 2007, 17 meetings had been held in 13 provinces with the participation of economists and Garanti managers as speakers.

Bonus Academy

Founded in 2002, the Bonus Academy organizes conferences and training programs for Bonus Card member companies. Hosting conferences where world-renowned experts and managers share their experience, Bonus Academy also offers training sessions and seminars to support the personal and professional development of the sales teams of member companies. To date, 13 speakers have been invited to Bonus Academy activities.

Garanti Foreign Trade Meetings Legislation Seminars

Beginning in 2004, Garanti has organized a series of Legislation Seminars as part of Foreign Trade Meetings to create opportunities for Turkish companies in international markets. The Bank has shared the latest information on foreign trade legislation, payment methods and letters of credit with its customers through 36 seminars, seven of which were held in 2007.

Operations of Garanti Financial Services Group Companies

GarantiBank International N.V.

GarantiBank International N.V. (GBI), headquartered in Amsterdam, was incorporated in December 1990 and started its activities in April 1991. GarantiBank International N.V. is fully owned by Garanti Bank. In addition to the Netherlands, GBI has also been active in Germany, Switzerland, Romania, Turkey, Ukraine, Kazakhstan and China through its branches and representations.

GBI positions itself as a "global boutique" and delivers fast, accurate, tailor-made, innovative and country-specific financial solutions to its clients globally. Trade finance, private banking, structured finance and retail banking are the areas where GBI delivers global financial solutions.

Forfaiting and loan trading, transactional commodity finance and structured trade finance products are covered under Trade Finance division and attract clients globally. In Trade Finance, our clients are not only SME's and corporates but also other financial institutions. GBI prides itself by delivering seamless and superior execution and by creating value around global trade flows.

Within the framework of Private Banking, global financial products and services are offered to high net worth individual and institutional clients with high level of service quality and product sophistication. The services are delivered at three forms: Discretionary Asset Management, Advisory Services and Direct Execution. The product range include a broad range of products such as; foreign exchange, fixed income, equities, derivative and structured products of all major developed and developing countries in addition to the traditional Turkish financial instruments.

In Structured Finance division, GBI targets project finance, Islamic finance and ship finance products globally and aims to maximize the synergy opportunities internally.

From 2001 to present, GBI has played an active role in Romania, Russia, Kazakhstan, Ukraine and Azerbaijan serving financial and non-financial institutions via direct and structured transactions. Turkey remains one of the core markets of GBI.

GBI has a Long Term Deposits Rating of 'A3' from Moody's Investors Service. This rating, which is 7 notches higher than Turkish sovereign rating, reflects GBI's success in its core activities as well as its strong financial fundamentals, asset quality, reliable funding resources, sustainable and rising profitability, product development capability and increasing volume of emerging market transactions.

2007 Activities

• The total assets of the Bank reached US$ 5 billion with a growth of 19%. The number of employees was 613 at the end of 2007. Also a significant net profit growth of 30% was achieved despite adverse global financial environment.

• As GBI had no exposure to sub-prime or related markets, its asset quality has not been effected by the financial market turmoil during 2007; NPL ratio remained at a very low level, below 0.1%.

• New representative offices were established in Ukraine, China and Kazakhstan. These offices will contribute to GBI's business development and risk management in the regions. A substantial growth was realized in Romania reaching a network of 35 retail branches with 409 employees.

• In 2007, the total volume of the Bank's trade finance activities reached US$ 7.6 billion. The increase is due to higher levels of activity at all fronts. Especially origination and distribution of assets in transactional commodity finance, structured trade finance, bilateral and syndicated loans and forfaiting segments were the main drivers of revenue generation for GBI.

• For the first time, GBI arranged a syndicated loan facility in the amount of US$ 50 million and acted as one of the bookrunners together with ICICI Bank UK plc. The syndicated deal which was arranged for International Bank of Azerbaijan, Moscow attracted 14 investors from 11 countries.

• The Private Banking division made a serious contribution to the total revenues of the Bank. The geographical diversification of customers continued in 2007 to include new corporations and high net-worth individuals from Europe, Middle East, Russia and CIS countries. The total client assets under management grew by 52% to reach US$ 1.7 billion.

Note: GBI's financial figures are prepared according to the local accounting principles.

• Structured Finance Division has been established as a separate business line to develop and pursue opportunities in project finance, Islamic finance and shipping finance areas.

2007 Activities in Romania

• Regional expansion in Romania continued, GBI reached 35 branches in Romania.

• Romania's first cross border bonus facility credit card 'Bonus Card' and "Internet Banking" have been launched.

• SME and retail lines of businesses have been added to the Bank's portfolio, loan volume grew 38% yoy to EUR171 million.

• Core banking system Globus has been replaced with TGB core banking system by Garanti Technology in line with GBI Romania's strategy of becoming a universal bank.

Future Plans

GBI will continue to implement its strategy of diversified growth at a sustainable rate in 2008 while maintaining its high asset quality. As a "global boutique", the Bank shall move on adding value to its esteemed trade finance, private banking, structured finance and retail banking clientele. GBI aims double-digit growth in all of its business lines.

GarantiBank Moscow

GarantiBank Moscow (GBM), which began operations in Moscow in 1996, is one of the 61 foreign banks operating in Russia. GBM has a full banking license and is a member of the Russian Deposits Insurance System. The Bank operates one branch and four satellite branches and has 89 employees.

Economic Developments: The gross domestic product of Russia increased 7.7% in real terms in 2007, whereas manufacturing investments rose by 20% and industrial production by 6.5%, again in real terms. The credit rating of Russia, which is currently considered "investment grade" is expected to be upgraded in 2008 thanks to solid economic indicators and positive economic developments. Despite the turbulence in global financial markets during the second half of 2007, the Russian banking sector remained relatively stable and refinanced risk was kept at reasonable levels. The Russian Central Bank and other related authorities have closely followed developments, reducing the stress on the banking sector and providing liquidity through adequate and appropriate policies.

Activities in 2007

The customer base of GBM, which mainly operates in corporate and commercial banking, consists of companies from major industries within the Russian economy as well as prominent Turkish enterprises active in the Russian market.

Moreover, GBM provides banking services to leading tour operators in Russia through four satellite offices and 12 cash points. In addition to the full range of banking services it offers, GBM also carries out money transfers for small and medium-size enterprises in various industries, creating an international money transfer bridge between Turkey and Russia. GBM creates funding opportunities by continuously improving relations with other banks and actively pursues treasury banking activities that serve both its own portfolio and customers' requirements.

The driving force behind GBM is its reputation, 12-years of experience, strong partnership structure, synergies created by the international network of Garanti Bank, customers and correspondents' confidence, an efficient team and a strong service philosophy.

GBM's main target is to provide reliable, flawless services in corporate and commercial banking business lines in Russia.

• In 2007, there has been remarkable growth in all major segments. The loan portfolio of the Bank was diversified through new customer acquisitions; the Bank grew in both cash and non-cash products. Sectoral distribution of loans was expanded as well as the deposit base both in terms of number of customers and volume. Foreign currency transactions and fee and commission generating transactions grew at a record rate. The number of Russian, Turkish and foreign banks with which correspondent relations were established increased, resulting in greater funding opportunities for the Bank. In 2007 there has also been more active involvement in treasury banking activities.

• As of the end of 2007, GBM had more than 800 active corporate and commercial customers, 80% in Russia and the remaining 20% from outside Russia. GBM has 106 medium and large-scale loan customers. The share of Russian companies in the loan portfolio in terms of units and volume are 71% and 70% respectively and as the loan portfolio continues to grow, Russian companies are increasing their share.

• In 2007, GBM increased total assets by 25.4%, to US$ 502.8 million. Pre-tax income, calculated in accordance with IFRS, increased 114%, to US$ 13.7 million.

• The cash loan portfolio of the Bank grew by 42.5%, to US$ 286.4 million. This growth was achieved by diversifying the industries to which loans are extended and by increasing the number of active companies. Meanwhile, the volume of non-cash loans, mainly extended to the construction sector, rose to US$ 51.2 million.

• Although the Bank has only one branch and does not operate in retail banking, total deposits increased in terms of both volume and number of customers and the deposit base expanded. Total deposits increased 64.5% over the previous year, reaching US$ 185.7 million.

• Funds obtained from Russian, Turkish and foreign banks totaled US$ 210 million. This level was reached through GBM's own facilities and dynamics, without resorting to funding opportunities such as syndication.

• Parallel to the rapid growth in fee and commission generating transactions, net fee and commission income went up 79.1%, to US$ 4.8 million. There was a similar upward trend in foreign currency transactions revenue, which increased 88%, to US$ 2.7 million.

• GBM provides cash services for leading tour operators. Its share of tourism flows from Russia to Turkey has reached 50%. The Bank has intermediated US$ 600 million in tourism revenue between Russia and Turkey.

• In 2007, GBM's securities portfolio grew 22%, to US$ 88.5 million. This portfolio mainly consisted of Russian Treasury Bonds denominated in US dollars and corporate bonds denominated in rubles.

Future Outlook
Backed by 12 years in the Russian market and banking experience in emerging markets, GBM's objectives for the coming years are to achieve sustainable growth by increasing its market share and transaction volume in its main business segments, particularly in corporate and commercial banking. To achieve these goals, GBM targets efficient risk management, a high-quality customer portfolio, dynamic services, high return on equity and strict adherence to 'know-your-customer' principle.

Garanti Securities

Garanti Securities, an affiliate of Garanti Bank, provides corporate finance, research and capital markets brokerage services for domestic and international customers. With its market strength in mergers and acquisitions advisory, equity and debt offerings, domestic and international brokerage, settlement and custody services Garanti Securities remains the leading brokerage house in Turkey.

Corporate Finance
Since its inception, Garanti Securities has carried out 102 equity offerings, as the consortium leader in a total of 38. The company has completed 55 successful merger and acquisition transactions including privatizations, in which it advised domestic and international customers. The total volume of corporate finance transactions advised by Garanti Securities so far is US$ 9 billion.

Brokerage Services
Garanti Securities provides stock brokerage services for customers through its Domestic and International Capital Markets Departments. Brokerage activities are supported by the Research Department, which has strong reporting capabilities on the Turkish economy, listed companies and investment recommendations. The brokerage services of Garanti Securities are brought to customers through the extensive distribution network of Garanti. In 2007, the number of customers served by the Company reached 170,000 and its business volume reached US$ 26 billion.

In June 2007, Garanti Securities was named the Best Investment Banking Institution in Turkey by international finance magazine Global Finance. In December 2007, Turkey's leading finance magazine Capital granted Garanti Securities the Most Admired Brokerage House award for the fifth time.

Activities in 2007

Corporate Finance
• This has been a successful year for Garanti Securities, the total transaction volume for mergers and acquisitions increased more than 30% in 2007. Six major transactions were finalized during the year and the total transaction volume was US$ 2.3 billion.

• Garanti Securities was the joint-global coordinator in the equity offering of TAV Havalimanları Holding AŞ, finalized in the first quarter of 2007, at a market value of US$ 1.74 billion. The total demand exceeded US$ 5 billion for the US$ 320 million offering.

• Garanti Securities performed five merger and acquisition transactions in 2007. In May 2007, it participated in the privatization of the land owned by the 17th Region of the General Directorate of Highways, as sell-side advisor. At the end of a public tender, Zorlu Holding purchased the land for US$ 800 million. In May 2007, Garanti Securities acted as the sell-side advisor

to Sanko Holding at the sale of the stake of Çimko Çimento to Cementerie Aldo Barbetti and for the PSA-Akfen consortium during the privatization of Mersin Port, which concluded at US$ 755 million. Garanti Securities also acted as the sell-side advisor to the Savings Deposit Insurance Fund (SDIF) during the sale of Sagra for US$ 77 million and to the sale of Şanlıurfa Çimento.

• In 2007, Garanti Securities played an active role in the offering of corporate bonds. It was the lead arranger in the offering of the corporate bonds of Koç Finans with a maturity of 18 month, which had a total nominal value of YTL 60 million.

Brokerage Services

Garanti Securities served 170,000 customers in 2007 and total trading volume in brokerage services went up 26%, to US$ 26.4 billion. As of the end of the year, Garanti Securities' market share in the ISE was 4.1%.

Future Outlook

Garanti Securities is planning to maintain its strong position in public offerings, mergers and acquisitions and focus on private equity transactions and corporate bonds, which a have a high growth potential. The Company also aims to play an active and leading role in privatization tenders in key industries such as energy, infrastructure and real estate. With its ability to access the rapidly growing customer base of Garanti Bank, Garanti Securities will further increase its business volume and consolidate its position as the leader of the business line.

Garanti Asset Management

Garanti Asset Management, the first asset management company in Turkey, has been providing individual and institutional investors with mutual fund, pension fund and discretionary portfolio management solutions for a decade.

With a corporate investment and management philosophy based on analytical thought, competent human resources and advanced technology, Garanti Asset Management is considered one of the best asset management service providers in Turkey.

Mutual Fund Management

In 2007, the mutual fund market expanded 20%, from around YTL 22 billion to YTL 26 billion. During the same period, the volume of mutual funds managed by Garanti Asset Management increased 37%, from YTL 2.7 billion to YTL 3.7 billion.

Pension Fund Management

With regard to pension funds, one of the fastest-growing investment products, the market grew 64% in 2007, from YTL 2.8 billion to YTL 4.6 billion. During the same period, the volume of pension funds managed by Garanti Asset Management increased faster than the market average, by a massive 90%, from YTL 296 million to YTL 562 million.

Discretionary Portfolio Management

2007 was a fruitful year for discretionary portfolio management. According to December data published by the Capital Markets Board, the discretionary portfolio management market grew 12.5%, from YTL 1.6 billion to YTL 1.8 billion. Garanti Asset Management's business volume increased 122% in this period, from YTL 235 million to YTL 524 million, much faster than the market average. Garanti Asset Management closed the year as a leader in discretionary portfolio management.

Activities in 2007

• Garanti Asset Management manages fifteen mutual funds for Garanti Bank, three mutual funds for Garanti Securities, ten pension funds for Garanti Pension and the assets of Garanti Investment Trust. As of the end of the year, total assets under management in mutual and pension funds amounted to YTL 4.2 billion.

• In 2007, Garanti Asset Management organized 15 mutual fund courses for 450 bank employees, also providing a post-training information/support network. Furthermore, seven regional meetings were held in Istanbul, Ankara, Adana, Izmir, Antalya and Bursa, where regional managers, branch managers and branch sales personnel were given information on mutual funds and pension funds. In this way 2,000 Garanti employees received field information support.

• During the year, 75 individual and 30 corporate clients were visited for the purpose of promoting asset management products. Existing customers were visited at the end of the performance period and kept up-to-date on their portfolios and on expectations from the coming period.

• Garanti Asset Management signed an agreement with Morgan Stanley Capital International for the licensing rights of the MSCI Turkey Index. This index will be used for the Exchange Traded Fund (ETF) that will be established by Garanti Bank and managed by Garanti Asset Management. ETF will enable domestic and international investors to invest in the largest publicly traded companies of Turkey.

• In 2007, Garanti Asset Management applied to the Capital Markets Board for the establishment of the Hedge Funds, Capital Protected Fund, and Guaranteed Funds.

Future Outlook

Garanti Asset Management will remain the first choice of customers in 2008, displaying a performance worthy of the Garanti brand. In this context, the Company aims to increase its market share and solidify its position by using efficient delivery channels and launching new products.

Garanti Leasing

Garanti Leasing, another subsidiary of Garanti Bank, is one of the pioneers of the leasing sector. The Company has been assigned the highest ratings possible for a Turkish company by credit rating agencies such as Standard & Poor's and Fitch and is the only Turkish leasing company to be graded by two different agencies.

Garanti Leasing provides leasing-based financial solutions for commodity, equipment and real-estate purchases of customers. SMEs make up a significant portion of Garanti Leasing's customer base. As of the end of 2007, Garanti Leasing had over 41,000 service contracts.

Activities in 2007

• Garanti Leasing had total assets worth YTL 2.2 billion at the end of 2007. Thanks to accurate sales strategies targeting an extensive customer base, there has been a 65% increase in trading volume.

• In 2007, Garanti Leasing achieved a market share of 19.11% and maintained its leadership in the market by adding 9,846 contracts to its portfolio, which is the highest number of contracts achieved by a single company in the sector.

• Garanti Leasing launched several new projects in 2007 and created 12 alternatives from a single leasing product. These were introduced as new products to meet customers' needs. In a survey held by the monthly business magazine Capital, Garanti Leasing was chosen Turkey's most admired leasing company.

• According to independently audited IAS financial tables, Garanti Leasing increased its profit 51% in 2007, up from its 2006 level of YTL 38,749,000.

• In 2007, Garanti Leasing increased the efficiency of vendor leasing operations by improving cooperation with prominent vendors of heavy-duty equipment, CNC machines, agricultural equipment and various manufacturing equipment. The Kolkola Leasing Project (Arm-to-Arm Leasing), launched the previous year, continued in 2007. The share of transactions executed through vendor leasing together with this project in total leasing transactions reached 35%.

• Garanti Leasing leverages the advantage of an extensive delivery channel and serves customers at 22 different points. Three new regional offices were opened in 2007, parallel to Garanti Bank's regional structuring efforts.

• Garanti Leasing remained the highest-credibility Turkish leasing company in international markets in 2007. A EUR 200 million syndication loan was obtained, the largest ever loan obtained by a leasing company in Turkey. The EUR 100 million external guarantee, the non-cash tranche of this transaction, was used for a loan of the same amount obtained from European Investment Bank. Consequently, Garanti Leasing became the first Turkish leasing company to secure a loan directly from European Investment Bank.

• In 2007, Standard & Poor's graded Garanti Leasing at BB-/Stable/B. The long-term Turkish lira credit rating of Garanti Leasing was raised one notch, to the investment grade of BBB- by Fitch Ratings, while the long-term foreign

currency rating remained unchanged at BB. The outlooks of these grades are "stable". The Turkish lira credit rating is two notches above the country rating while the foreign currency loans rating is one notch above the country rating.

• Garanti Filo Yönetimi AŞ was founded in 2007 to operate in the fleet management sector, which has a great potential in Turkey. This wholly-owned subsidiary of Garanti Leasing had a balance sheet size of US$ 30 million and a fleet of 1,100 vehicles as of the end of the year. The company is planning to reach a fleet size of 5,000 vehicles in 2008.

Future Outlook

• The demand for leasing is expected to increase substantially in heavy construction equipment, land vehicles, transportation and healthcare. Collaboration with companies in these sectors will continue at an accelerating pace. New representative offices are planned for opening in promising markets in 2008.

• A regulation, which is currently being prepared by BRSA and is expected to become law in early 2008, will allow leasing companies in Turkey to offer new products such as operational leasing, sale-and-lease-back and software leasing. The sector is likely to gain significant momentum through these changes.

• Operational leasing is a financial tool that differs from financial leasing in that the leased equipment is returned to the leasing company when the contract expires. This product has a considerable share in total leasing volumes overseas and will, when launched in Turkey, present a new financing method as a fresh perspective on investment decisions for companies.

• There will be greater dynamism in the Turkish leasing market as mortgage interest rates go down and leasing companies begin to offer mortgage loans. In the medium- and long-term, this will lead to relatively rapid growth in the leasing market.

As of the end of 2007, the penetration rate of leasing in Turkey was 8%. In Europe and the USA, this figure varies between 25% and 30%. As leasing becomes more widespread along with the demand for financial products in general, in the medium term, the penetration rate will reach the level of developed countries.

Garanti Factoring

Garanti Factoring was established in 1990 as one of the first factoring companies in Turkey. Currently 34.82% of its shares are traded on the ISE National Market.

Garanti Factoring provides value-added financial products to corporations with extensive dealer/supplier networks, importers, exporters and SMEs. Catering to business partners' needs for collection, financing and guarantee services, Garanti Factoring also makes a significant contribution to their operational productivity.

In 2007, Garanti Factoring continued the restructuring efforts it had launched in 2005 and 2006. Large-scale investments allow the Company to meet the needs of customers in different segments with innovative, creative, dynamic and customer-oriented concepts and high-quality factoring products and services.

Activities in 2007

• In addition to traditional services such as domestic export and import factoring, Garanti Factoring diversified services in 2007 by focusing on factoring products customized for different industries and customer profiles.

• Customers served by Garanti Factoring in 2007 were primarily involved in trade (32%), machinery (11%), iron and steel (11%), textile (7%), food (6%) and automotive (5%).

• In 2007, there has been intensive cross-selling cooperation with all delivery channels of Garanti Bank, especially in the branches, which were effectively used to offer factoring services to customers all over Turkey, not only in big cities. In this way, a productive working environment was created within the Group and greater diversity was achieved in terms of geographic location, customers and products.

• Through sales and marketing activities, Garanti Factoring brought its market share from 12% in 2006 to 14% in 2007. With a factoring volume of US$ 3 billion in 2007, Garanti Factoring ranked second among the members of the Factoring Association. The Company aims to achieve a minimum volume of US$ 4 billion in 2008. In 2007, Garanti Factoring increased its profit from YTL 4.6 million to YTL 5.7 million and total net assets from YTL 673 million to YTL 758 million. This growth came as a result of the Company's emphasis on human resources and training.

• In the same period, Garanti Factoring also increased international factoring volume and strengthened its position within IFG (International Factoring Group) and FCI (Factors Chain International), which further developed its correspondent network. At the end of 2007, Garanti Factoring was a member on the Board of the IFG Group.

Future Outlook

• To ensure fast and efficient access to customers in the SME segment, Garanti Factoring contacted organized industrial zones, chambers of commerce and industrialists' associations, taking the initial steps for introductory meetings and cooperation projects in 2008.

• Garanti's strategies for 2008 can be summarized as follows:

- Focusing on SME segments,
- Increasing market share in international factoring transactions through closer contacts with multinationals and corporate enterprises,
- Becoming a market maker on both domestic and international platforms;
- Increasing IT investments and operational productivity,
- Increasing commission income and the number of customers contacted,
- Emphasizing high-return products
- Developing the infrastructure established with the delivery channels of Garanti Bank.

Through these strategies, Garanti Factoring will continue to improve its performance in 2008 and take critical steps toward becoming the leading factoring company in Turkey.

Credit Ratings of Garanti Factoring

In December 2007, Garanti Factoring was assigned the following grades from international credit rating agency Fitch Ratings:

Foreign currency long-term	BB
Foreign currency short-term	B
Turkish Lira long-term	BBB-
Turkish Lira short-term	F3
National long-term	AAA (tur)
Support rating	3

Garanti Pension and Life

Founded as Garanti Life Insurance in 1992 and renamed Garanti Pension in 2002, this company has 554 employees, of whom 392 are employed in regional offices. With the introduction of the individual pension system in Turkey, Garanti Pension went through a restructuring process in 2003 in order to expand the scope of services and started individual pension activities, in addition to the life insurance business.

Garanti Pension distinguishes itself with investments in human resources and a customer-oriented business approach. The Company implements an efficient marketing strategy through products specially designed for different customer segments and successful campaigns organized with business partners. The synergies it creates with Garanti Bank make Garanti Pension one of the leading companies in the bancassurance business.

Activities in 2007

• Especially in the last three years, Garanti Pension has grown rapidly in the area of life insurance. The Company's market share increased from 2.75% in 2004 to 8% in 2007. As of the end of the year, the Company had 1.7 million life insurance policies and generated YTL 108 million in premiums.

• In the pension market, Garanti Pension increased its market share in terms of participants by 1.4% over the previous year, to 19%. As of the end of 2007, the Company had 278,193 participants. At the same time, total fund size grew to YTL 573 million, in parallel with the corresponding market share going up from 10.65% to 12.55%.

• In 2007, Garanti Pension continued efforts to reach and serve customers in a more efficient way using alternative delivery channels. Within this framework, online applications on garantiemeklilik.com.tr for individual and corporate retirement plans was made possible, while individual retirement plans are also available in an interactive system through the Internet Branch of Garanti Bank (garanti.com.tr), which has around one million active users.

• Renewed in 2007, garantiemeklilik.com.tr won five prestigious international awards. The website won the Insurance Standard of Excellence and Financial Services Standard of Excellence awards presented by the Web Marketing Association. In addition, the Interactive Media Council (IMC) granted the Outstanding Achievement award in finance and marketing and the W3 Award Processing Center granted the Silver Prize in financial services to the internet site.

• Garanti Pension purchased an island on the real-time interactive computer game Second Life, where four million people from around the world are leading their virtual second lives. The company was the first Turkish financial organization to undertake marketing on this platform.

• Garanti Pension partnered with Garanti Payment Systems (GPS) to implement a special project for the first time in Turkey. With this project, currently in progress, references for retirement plans will be created through the 1,500 payment points of GPS around Turkey and these references will eventually be turned into actual sales by the licensed sales teams of the Company.

Future Outlook

• Pension and life insurance businesses are growing worldwide. As of 2007, the share of life insurance premium production in GDP was 0.2% in Turkey, compared to an average 5.3% in European countries. This, combined with the fact that per-capita premium production is only US$ 13 in Turkey, as opposed to US$ 1,120 in Europe, proves that Turkey has a significant growth potential in this field. .

• Garanti Pension aims to reach more customers in 2008 and improve its market share of pension funds in the growing Turkish market. With regard to life insurance premium production, the Company will preserve profitability through package sales of banking products and sustain rapid growth in this field.

• The business plan for 2008, which is implemented in cooperation with Garanti Bank, includes projects related to insurance solutions that are not currently available in the Turkish market. New products that guarantee the payment of an individual's debts and bills when he/she is unemployed will be launched in 2008. Similarly, the Mutlu Yarınlar (Happy Future) product, which provides protection against three serious diseases, is planned to be introduced during the year. Work on revenue insurance will continue in 2008 as well.

• An improved version of the Customer Satisfaction Project, which was created to offer better services for customers, will be introduced in 2008.

Garanti Payment Systems

Garanti Payment Systems (GPS), established by Garanti Bank in 1999, provides chip-based, multi-brand and co-branded card services, commercial and virtual cards, marketing and e-commerce services for Garanti.

As the leading service provider of the credit and debit card markets in Turkey, GPS has been a pioneer in domestic and international markets with an innovative and visionary structure.

Sustainable growth in recent years qualifies GPS for leadership not only in Turkey but also in Europe as a whole. GPS provides management services for its own cards (such as Bonus Card, Flexi, Shop&Miles and American Express), as well as for commercial cards, debit cards and virtual cards.

Activities in 2007

• In 2007, Garanti Payment Systems achieved 15.6% growth in the number of cards issued, 30% growth in card turnover, 31.5% growth in the number of POS terminals and 36% growth in corporate members' revenue.

• Credit cards, one of the major sources of non-interest income, accounted for 54% of the Bank's total commission income in 2007. Garanti has a 23% acquiring market share in the market, which makes it a leader.

Future Outlook

Garanti is currently managing a huge infrastructure of payment systems, serving more than 11 million credit and debit cards and shaping the sector with various projects in payment systems and credit cards. GPS aims to further improve customer satisfaction and will therefore be targeting a wider use of payment systems through diversified innovative products.

Garanti Technology

Garanti Technology (GT), which is a Doğuş Group company and a subsidiary of Garanti Bank, provides technology infrastructure, software development on various platforms, internet applications, integration, system management, security management, project management and office application services to companies that are in the banking and financial services, automotive, construction, media and tourism industries. The Company also provides consultancy services related to these sectors.

GT operates as an "IT Center"; it has a technological architecture providing real-time and uninterrupted system resources, an infrastructure executing millions of on-line transactions per day and a continuous operational control system ensuring that the entire system functions perfectly around the clock. With a strong communications backbone, work on infrastructure-based video and data communications and design and engineering efforts at international standards, GT manages all hardware and communication software of Garanti. With locations throughout Turkey, GT provides field support services at 1,000 points and responds to the needs of hundreds of thousands of users every year.

GT develops IT strategies for the institutions it serves, turns solutions into value-added services, creates and manages change and quality and ensures sustainability. GT's corporate governance is based on the ITIL process model and built on the principle of "Design-Operate-Support". Every single project is prepared in accordance with quality standards such as COBIT and ISO, to ensure the most appropriate solutions that meet the requirements of the institutions served.

At the end of 2007, Garanti Technology had 631 employees, competent in all platforms and equipped with the ability to provide creative technological solutions.

Activities in 2007

Software Development

Cep Şube (Mobile Phone Branch): This is a system designed to allow customers to monitor the markets, obtain information about Garanti Bank services and perform CepBank transactions, including five minute loan applications and all basic transactions that can be performed on the Internet Branch, using a mobile phone. The Mobile Branch can be accessed through all GSM operators and is compatible with more than 4,400 mobile phone models.

Bonus Trink: A credit card with a "contactless chip" allows users to make small payments with a single touch on a special device. This card functions without the need for a pin code or signature and it is also available in the form of key chain, sticker and watch.

CepBank Shopping: An application that provides for safe shopping on e-commerce sites using demand deposits, credit cards and Paracard products authorized for CepBank Shopping.

Garanti Discount: A system that allows suppliers to factor their future receivables online without any additional collateral, and to manage their cash flow and working capital more efficiently. It also makes it possible for buyers to establish long-term, long-lasting relationships with their suppliers.

E-signature: Designed to allow companies, which are using cash management products, to electronically sign their data files while sending to Garanti Bank for processing. This application is used for checks, bulk import payments and bulk money transfers.

Derivatives Exchange: An application that allows Garanti Bank customers to trade on the Turkish Derivatives Exchange using the Bank's Internet Branch. Garanti Bank was the first bank to provide this service online.

GBI Romania: New products and applications customized for the Romanian market were introduced as part of the international banking package. Bonus Card was adapted for Romania and both acquiring and issuing transactions were introduced. Individual and Commercial Internet Branches and ATMs were provided with a bilingual interface, in both Romanian and English.

Other software projects:
- Mortgage loans
- Foreign currency loans with sweep option
- Self closing export loan
- Consumer loan with a car as collateral
- Supplier finance
- Fund basket
- Gold accumulating fund
- Instant cash system
- Dynamic offer
- Fraud enhancements
- Legal monitoring system
- Basel II enhancements
- Customer Documentation System
- Online customs duty payments
- Bilgi University Campus Card
- Payfly - payment integration with Turkish Airlines
- Social security payments
- Integration with Hürriyet Real Estate
- New Teller Queuing System
- New fax software
- Mobile signature
- Referenced transactions at ATMs
- Internet branch and ATMs in English
- New ATM functions
  - Cardless donations
  - Russian language support
  - ATM login with mobile signature and one-time pin
  - Time deposit opening
  - Gold deposit and accumulating savings account opening
  - Cash withdrawal for fractions of a lira
  - Pre-defined money transfer
  - Motor Vehicle Tax payments
  - Biletix ticket sales
- Inclusion of Şekerbank in the Bonus network
- Sale of Private Pension Plans through POS terminals.

International Business Consulting and Project Management

- Banking system application, product and process catalogues were prepared.
- Functions to be included in Garanti Technology International Banking Solution were identified.
- Methodologies for overseas projects, approaches to be adopted in gap analyses and templates for presentation, question and screen sets were prepared.
- IT Service and Software contracts were updated.
- Gap analyses were completed for T-Bank, Garanti Luxembourg Branch, Budapest Bank Hungary and Motoractive Leasing Romania.

Strategy and Application Management

- Security policies, critical sites and all applications that require supervision were analyzed and required revisions and improvements were made.
- E-signature data transfer infrastructure was established for corporate customers and the corresponding processes were improved.
- Cryptographic infrastructure was established for Şekerbank's integration with BonusNet.
- Cryptographic infrastructures were established for pin code usage in Romanian Internet Branch, monitoring of Romanian internet access with IDS and third party integration, card printing, approval and POS management in Romania.
- Risk Management processes and systems were improved.
- Service contract and service catalogue were prepared.
- SMS (Service Management System) integration of websites and SSL certification were completed; annual leave processes, activity and performance screens were transferred to the SMS.
- Requirement Gathering and Project Management Processes were developed for Garanti Bank and its affiliates and subsidiaries.
- CMMI Certification project commenced.
- Product version management policy was established; coding and design standards were revised.
- Source code revision and data model management processes were introduced.
- End-users' problem reporting process was automated.

System and Operation Management

- Mainframe systems had their processing power improved by 39%, to 12,134 MIPS (million instructions per second) and their data storage capacity by 40%, to 45 TB.
- The number of centrally supported clients (PCs, laptops) and servers increased to 15,000 and 1,095, respectively.
- A daily average of 87 million transactions were performed through the mainframe system, with the figure reaching 107 million in peak days. Average number of daily visitors logging to the Internet Branch was 901,000.
- With the third enveloping machine renewed at Printshop, average daily enveloping rate went up from 45,000 envelopes per hour to 56,000 envelopes. Monthly average figures for printouts and envelopes were 10 million pages and 7.3 million envelopes respectively.
- The infrastructure on which banking, credit card and ATM applications will run was prepared for the branches of GarantiBank International Romania and services began to be provided from Istanbul in January 2007.
- The database (DB2) used in the mainframe was upgraded to a new version (V8).
- A quality assurance environment synchronized with the production environment was established to be used with acceptance tests.
- SQL databases were consolidated on HP Itanium 64-byte systems in order to ensure centralized management, scalability, performance and accessibility.
- SAS Enterprise Miner was installed on Sun Solaris servers for data mining and the necessary infrastructure for data transfer from the mainframe environment was prepared.
- 40 servers and an archive unit for storing and accessing call records were installed for the new IP-based Call Center.
- Servers at Garanti Bank Headquarters began to be backed up through the TS3500 Tape Library, which offers data encryption features.
- Service levels:
  - Interbank Credit Card Center usability rate 99%
  - 7x24 banking systems usability rate 99,99%
  - 7x24 banking applications average response time 95.16 ms
  - Internet Branch average response time 22.85 ms
  - Branch applications response time 274.8 ms
  - Batch jobs error-free completion rate 99.95%

Network and Field Management

• Number of domestic communication centers reached 15 and these centers were provided with faster access at 34 mbps with back-up.

• In 80% of the branches, connection speed was increased to at least 256 kbps.

• Metro Ethernet connections were activated at network communication centers.

• To allow the 18 branches of GBI Romania to do banking through the mainframe at GT Istanbul, a network center was established in Bucharest and the branches were connected to the center. Additionally, access infrastructure for POS terminals was established in six cities.

• A Joint IP POS project was put in service with HSBC, YKB, İş Bank, Finansbank and Akbank, while a BonusNet infrastructure was established for Şekerbank.

• The number of GPRS POS terminals increased to 36,700, Dialup POS to 192,000, IP POS to 18,200 and ADSL POS to 26,100. Number of stores with IP POS was 675.

• To ensure the security of IP communications of mainframes, a security wall was placed between mainframes and the headquarters and also between mainframes and branches (finalist project for the 2007 Cisco Data Center Innovation Award).

• Wireless network connection provided at private wealth management branches switched to Wi-Fi Protected Access (WPA).

• During 2007, the Call Center received an average of 5.5 million calls per month.

• At the end of 2007, 420 branches and regions were included in the VoIP network.

• Customer Satisfaction, Banking Helpdesk and Card Sale units were aligned with the new IP Contact Center infrastructure.

• The IP Video Conferencing system made it possible to carry out multi-user conferencing simultaneously from 13 end points to up to 40 points through the network.

• The capacity of the MeetingPlace Audio Conferencing System was increased to enable simultaneous execution of 90 audio and 45 web-based conferences.

• 106 new branches were opened and 473 new ATMs were installed.

• IP LAN POS was installed at 228 locations.

• With the renewal of UPS and battery systems, the capacity of the Data Processing Center reached 3x300 and 2x300 kVA.

Future Outlook

As a pioneering institution, Garanti Technology has adopted the mission of keeping Garanti Bank, its subsidiaries and other companies of the Doğuş Group one step ahead at all times. Garanti Technology will continuously invest in state-of-the-art technology, uninterrupted transaction competency and infrastructure security, maintaining its leadership in technology.

Overview of the Turkish Economy in 2007

JANUARY

January 1: The national marker system went into effect to prevent fuel smuggling.

Annual Inflation (CPI) (%)	9.93
YTL/US dollar	1.4135
Overnight interest rate - Simple (%)	17.50
Benchmark interest rate - Compound (%)	19.97
ISE-100 index	41,183

FEBRUARY

February 17: The lump-sum special consumption tax on cigarettes was increased by 16.67%.

February 27: Stock prices fell 4.5% and the US dollar rose to YTL 1.41 due to the largest fall in the Chinese stock exchange market in a decade and its effects on the other countries' financial sectors.

Annual Inflation (CPI) (%)	10.16
YTL/US dollar	1.413
Overnight interest rate - Simple (%)	17.50
Benchmark interest rate - Compound (%)	19.92
ISE-100 index	41,431

MARCH

March 6: Mortgage Law went into effect.

March 7: Zorlu Gayrimenkul Geliştirme ve Yatırım AŞ made the highest bid for the Levent, Istanbul land of the General Directorate of Highways: US$ 800 million.

March 15: Austrian energy firm Verbund agreed to acquire a 49.9% interest in Enerjisa for US$ 326.2 million.

March 21: Sama Dubai Istanbul Gayrimenkul AŞ made the highest bid for the sale of Istanbul Metropolitan Municipality's IETT Garage land in Levent, Istanbul: US$ 1.16 billion.

March 28: Oger Telecom, which had acquired a 55% interest in Turkish Telecom for US$ 6.55 billion, completed the payment by paying installments totaling US$ 4.31 billion in a lump-sum.

Annual Inflation (CPI) (%)	10.86
YTL/US dollar	1.3801
Overnight interest rate - Simple (%)	17.50
Benchmark interest rate - Compound (%)	19.8
ISE-100 index	43,661

APRIL

April 1: The Savings Deposit Insurance Fund (SDIF) has taken over the partnership rights, excluding dividends, as well as the management and supervision of Medya Group (Dinç Bilgin Group) and Merkez Group companies.

April 4: A law that terminates tax refund payments for salaried employees and introduces a subsistence allowance instead was published, due to enter into effect on January 1 2008.

April 12: The tender for the operating rights of Antalya Airport was granted to the partnership of IC İçtaş İnşaat Sanayi ve Ticaret AŞ and FRAPORT AG Frankfurt Airport Services Worldwide, for US$ 3.2 billion.

April 20: The decision of the Privatization High Council to include six highways and the two Bosphorus bridges in the privatization list was published in the Official Gazette.

April 27: At the first round of the elections for the 11th President of Turkey held at the National Assembly, Abdullah Gül won 357 votes, coming short of the 367 required by the Constitution. CHP applied to the Constitutional Court for the annulment of the election on the grounds that only 361 MPs were present at the voting, fewer than the 367 required for a quorum. Meanwhile, in a statement posted at its website near midnight the same day, the General Staff argued that the problem regarding the presidential election was mainly related to arguments over secularism and stated: "The Turkish Armed Forces are concerned about the recent situation. It should not be forgotten that the Turkish Armed Forces are a party to those arguments and an absolute defender of secularism."

Annual Inflation (CPI) (%)	10.72
YTL/US dollar	1.3607
Overnight interest rate - Simple (%)	17.50
Benchmark interest rate - Compound (%)	19.22
ISE-100 index	44,984

MAY

May 1: The Constitutional Court backed CHP's argument that the quorum of 367 MPs was absent in the first round of the Presidential election and annulled and stayed the voting.

May 3: The Global-Hutchison-Aegean Exporter Union joint venture was awarded the 49-year tender for the operating rights of the Izmir Port for US$ 1.3 billion.

The General Council of the National Assembly decided for the parliamentary elections to be held on Sunday, July 22, 2007.

May 6: Deputy Prime Minister and Minister of Foreign Affairs Abdullah Gül announced the withdrawal of his presidential candidacy.

Annual Inflation (CPI) (%)	9.23
YTL/US dollar	1.3166
Overnight interest rate - Simple (%)	17.50
Benchmark interest rate - Compound (%)	18.54
ISE-100 index	47,081

JUNE

June 8: Ak Emeklilik and Aviva Hayat Emeklilik signed a merger agreement.

June 14: Due to inadequate rainfall and high temperatures, fresh water levels of dams in metropolitan areas such as Ankara, Istanbul and Bursa fell to one fifth of the normal.

June 19: Oyak Bank and the Dutch ING Group concluded a deal for the acquisition of Oyak Bank by ING for US$ 2,673 million.

Annual Inflation (CPI) (%)	8.60
YTL/US dollar	1.3046
Overnight interest rate - Simple (%)	17.50
Benchmark interest rate - Compound (%)	18.33
ISE-100 index	47,094

JULY

July 2: Deliveries of natural gas from the Shahdeniz deposits began within the framework of the existing agreement between Turkey and Azerbaijan.

July 5: At the tender for the private placement of 51% of the public shares of PETKİM the winning bidder was the Trans-Central Asia Petrochemical Holding joint venture, with US$ 2,050 million.

July 10: With a EUR 1,932 million bid, the Limak İnşaat-GMR Infrastructure Ltd.-Malaysia Airport Holding Berhad consortium was awarded the contract for the build-operate-transfer project of the new international terminal and related facilities at Istanbul Sabiha Gökçen Airport.

July 17: A deal was concluded for the sale of a 60% stake in Türkiye Finans Katılım Bankası AŞ to the National Commercial Bank from Saudi Arabia for US$ 1,080 million.

July 22: The 23rd Parliamentary Elections were held, with AKP taking 341, CHP 112, MHP 71 and independents 26 seats in Parliament. Receiving 46.58% of valid votes, AKP was once again entitled to form a single-party government, while 20.88% of the vote went to CHP, 14.27% to MHP and 5.24% to independent candidates, including some MPs who eventually went over to DTP and formed a parliamentary group. Mesut Yılmaz, Muhsin Yazıcıoğlu, Ufuk Uras and Kamer Genç were the other independent candidates who made it to Parliament.

Annual Inflation (CPI) (%)	6.90
YTL/US dollar	1.2746
Overnight interest rate - Simple (%)	17.50
Benchmark interest rate - Compound (%)	17.51
ISE-100 index	52,825

AUGUST

August 14: Deputy Prime Minister and Minister of Foreign Affairs Abdullah Gül for the second time announced that he would run for President.

August 16: The US dollar went up to YTL 1.41, with foreign banks borrowing from Turkish banks at higher interest rates, due to their liquidity strain caused by high-risk mortgage loans in the US. Meanwhile, the ISE index experienced the highest fall of the year: 6.79%.

August 28: AKP Kayseri MP, Deputy Prime Minister and Minister of Foreign Affairs Abdullah Gül was elected the 11th President of the Republic of Turkey. Gül swore an oath at the National Assembly and took over the post from 10th President Sezer.

August 30: The cabinet of the 60th government was announced. Prof. Nazım Ekren was appointed Deputy Prime Minister and State Minister in charge of Economy, Mehmet Şimşek replaced Ali Babacan as State Minister in charge of Treasury and Zafer Çağlayan succeeded Ali Coşkun as Minister of Industry and Trade.

August 31: The Ministry of Finance issued a savings circular stopping procurements by public institutions and blocking their investment budgets.

Annual Inflation (CPI) (%)	7.39
YTL/US dollar	1.2914
Overnight interest rate - Simple (%)	17.50
Benchmark interest rate - Compound (%)	18.41
ISE-100 index	50,199

SEPTEMBER

September 7: Turkcell, the first company to take part in the tender for the Third Generation Mobile Communication Systems (3G) that will bring new communication possibilities for mobile phone users, offered EUR 321 million for a Type-A license.

International gold prices reached the highest level in the last 16 months. In London, the per-ounce price of gold crossed the resistance at US$ 700, reaching US$ 704.6.

September 12: Türkerler joint venture group submitted the highest bid in the tender for Derince Port: US$ 195.3 million.

September 13: Notwithstanding expectations that interest rates would not be changed after the stability period of 14 months, the Monetary Policy Board of the Central Bank lowered short-term interest rates by 0.25%. Accordingly, the overnight borrowing rate was reduced from 17.50% to 17.25% and the overnight lending rate from 22.50% to 22.25%.

September 14: In an attempt to prevent a possible speculation due to the drop in output caused by the drought, TMO was authorized to import 1.2 million tons of wheat, 800 thousand tons to be exempt from customs duty.

September 18: Responding to the mortgage crisis that began in the US and spread to the rest of the world, the Fed lowered interest rates by half a point to 4.75%.

September 19: The Telecommunication Board annulled the tender for Third Generation Mobile Communication Systems (3G).

Annual Inflation (CPI) (%)	7.12
YTL/US dollar	1.2048
Overnight interest rate - Simple (%)	17.25
Benchmark interest rate - Compound (%)	16.74
ISE-100 index	54,044

OCTOBER

October 1: Annual exports of Turkey passed the US$ 100 billion mark in September 2007, reaching US$ 100.2 billion.

October 7: SDIF began to make payments to individuals who had purchased unbacked Treasury bills from İmar Bankası TAŞ before the latter was confiscated by the Fund.

October 9: American investment company Kohlberg Kravis Robert acquired UN Ro-RO İşletmeleri AŞ for EUR 910 million.

October 15: The ISE-100 index reached an all-time high with 58,864 intraday and 58.232 at closing.

October 16: Following the quarter point reduction in September, the Monetary Policy Board of the Central Bank further lowered short-term interest rates by 0.50 points.

The first ever strike in the history of Turkish Telecom began, as employees of the company could not reach agreement in the collective bargaining process.

In the tender for the sale of 51% of the shares of PETKİM, the Competition Board was presented the US$ 2,049 bid of the Socar-Turcas-Injaz consortium, rather than the US$ 2,050 million bid of the Trans-Central Asia Petrochemical Holding joint venture.

October 17: The Parliament voted in favor of authorizing the armed forces to launch a cross-border operation in northern Iraq when necessary.

October 21: In a referendum, 68.95% of the voters approved a constitutional reform package that permitted electing the President by popular vote for five-year terms, holding general elections every four years and reducing the quorum required for parliamentary decisions to 184 MPs.

Annual Inflation (CPI) (%)	7.70
YTL/US dollar	1.1716
Overnight interest rate - Simple (%)	16.75
Benchmark interest rate - Compound (%)	16
ISE-100 index	57,616

NOVEMBER

November 2: Special Consumption Tax on fuel and tobacco products was increased by 7-17%.

November 9: The General Council of the National Assembly ratified the Law on the Construction and Operation of Nuclear Power Plants and the Sale of Energy, which had previously been returned by 10th President Ahmet Necdet Sezer to be further discussed.

November 21: Oil prices skyrocketed to US$ 99.29, thus nearing the US$ 100 mark, due to the falling US dollar and increased demand for heating fuel caused by cold weather in North America. This price was the highest since 1983.

The Nuclear Power Plant Law was published in the Official Gazette.

November 29: Strike ended at Turkish Telecom.

Annual Inflation (CPI) (%)	8.40
YTL/US dollar	1.1715
Overnight interest rate - Simple (%)	16.25
Benchmark interest rate - Compound (%)	16.63
ISE-100 index	54,214

DECEMBER

December 5: At the tender organized by SDIF for the sale of ATV-Sabah, the only bidder Turkuaz Radyo Televizyon, a Çalık Group company, offered US$ 1.1 billion.

December 11: The Fed lowered interest rates by 0.25 points, to 4.25%.

December 12: The Fed announced that it was acting in cooperation with other international central banks to overcome the problems caused by the global liquidity crunch.

International credit rating agency Fitch upgraded Turkey's local currency grade from BB(-) to BB.

December 13: The Monetary Policy Board of the Central Bank lowered short-term interest rates by 0.50 points. Accordingly, the overnight borrowing rate was reduced from 16.25% to 15.75%, while the overnight lending rate was lowered by 0.75 points, from 20.75% to 20%.

Minister of Labor and Social Security Faruk Çelik announced that the effective date of the Social Security and General Health Insurance Law was postponed to June 1, 2008.

December 14: Dutch-based ING Bank announced that the necessary approval was obtained from the BRSA for the purchase of Oyak Bank.

December 27: The General Board for Administrative Law Circuits of the Council of State stayed the Turkish Privatization High Council's February 8, 2007 approval regarding the private placement of the 51% state-owned shares of PETKİM, also staying the relevant tender specifications.

Annual Inflation (CPI) (%)	8.39
YTL/US dollar	1.1593
Overnight interest rate - Simple (%)	15.75
Benchmark interest rate - Compound (%)	16.59
ISE-100 index	55,538

Macroeconomic Variables

Global Developments: As the problems aroused in high-risk mortgage loans resulted in a liquidity crunch in the US, the Fed lowered discount rates by 50 basis points on August 16. In an attempt to overcome the possible adverse effects of the deterioration in liquidity conditions on the economy in general, the Fed cut policy rates by 50 basis points on September 18, down from 5.25% to 4.75%. However, with the uncertainties caused by the liquidity crunch still pressurizing the economy as a whole, the Fed had to make two further reductions, each 25 basis points. Meanwhile, due to the spread of the problem to other countries in general and to the European finance sector in particular, major central banks around the world decided to act in cooperation with each other to reduce short-term interest rates and the Fed, together with the European Central Bank, injected a substantial amount of liquidity to markets.

European Union: The EU accession process continued. However, the fact that eight negotiation chapters were not opened because Turkey did not open its seaports and airports to Southern Cyprus, together with the political reluctance of certain member countries concerning Turkey's full membership resulted in a slowdown of the accession process.

IMF: The sixth review of the stand-by agreement with the IMF was completed in May. With the approval of the letter of intent, a loan tranche of SDR 749.5 million (nearly US$ 1.1 billion) was released. The 19th Stand-By Agreement, which had begun in 2005, will be completed in May 2008.

Growth: GDP growth in the third quarter was 3.3% and nine-month growth was 5.0%, both according to revised national income figures.

Inflation: Although lower rigidity in service prices and the appreciation of the Turkish lira had a positive impact on inflation, 2007 targets could still not be achieved because of the upward trend in food and energy prices both in Turkey and around the world. As of the end of 2007, annual inflation was 8.4%, more than double the 4% target. The Central Bank, which set the 2010 target again at 4%, has a strong commitment to reaching the target in the medium term.

Central Bank Interest Rates: Pointing to the fall in service prices and the slowdown in domestic demand, the Central Bank lowered overnight rates by 175 basis points compared to September 2007. Although inflation is currently above the target, the Central Bank states that inflation will go down in the medium term.

Fiscal Balance: It has been a critical year for the central budget because 2007 was a year of elections. Even so, the budget deficit, which was YTL 13.9 billion, remained below the YTL 16,8 billion target, partially due to nonrecurring revenues and there was a primary surplus of YTL 34.8 billion. The ratio of the budget deficit to GDP was 1.6% in 2007; according to revised national income figures calculated using the deflator and growth forecasts announced by the Government.

External Balance: In 2007, export passed the US$ 100 billion mark, reaching US$ 107 billion and imports went up to US$ 170 billion, hence resulting in a foreign trade deficit of US$ 62.8 billion. Record-high oil prices pushed the current deficit up to US$ 38 billion and the current deficit/GDP ratio, based on the Government's revised growth forecasts for the year, went down from its 2006 level of 6.1% to 5.8% in 2007.

Foreign Direct Investment: Financing 52% of the current account deficit in 2007, foreign direct investment inflows increased by 4.1%, to US$ 19.8 billion. A large portion of foreign direct investment came in the shape of private sector loans and was mainly concentrated in financial brokerage, chemicals and transportation.

Privatization: Privatization income was US$ 4.2 billion in 2007.

Management and Corporate Governance

Board of Directors and Auditors

Ferit Faik Şahenk
Chairman
1964. Mr. Şahenk has an undergraduate degree from Boston College in Marketing and Human Resources. He attended Harvard University for "Owner/President" Management Program. He served as the founder and Vice President of Garanti Yatırım Menkul Kıymetler AŞ, CEO of Doğuş Holding and Chairman of Doğuş Otomotiv. Currently, Mr. Şahenk is the Chairman of Doğuş Group and is also the Chairman of Turkish-American Business Council of the Foreign Economic Relations Board (DEİK), Vice President of the Turkish Industrialists' and Businessmen's Association (TÜSİAD) and President of TÜSİAD's Economic and Financial Affairs Commission. He is a member of the World Economic Forum, the Clinton Global Initiative, the Alliance of Civilizations Initiative and the Ambrosetti Forum. He is also a member of the Advisory Board of MIT Sloan School of Management.

Süleyman Sözen
Vice Chairman
1946. Mr. Sözen is a graduate of Ankara University, Faculty of Political Sciences. He worked as a Chief Auditor at the Finance Ministry. Since 1981, he has served in various positions in the private sector, mainly in financial institutions. Mr. Sözen has been serving on the Board of Directors of various Doğuş Group and Garanti affiliates. He holds a Certified Public Accountant license.

Ahmet Kamil Esirtgen, PhD
Board Member
1945. After graduating from Istanbul University, Faculty of Economics, Mr. Esirtgen received his MBA from Stanford, Graduate School of Business and PhD from Istanbul University, School of Business Administration. He worked at various private sector corporations after concluding his academic career in 1975. In 1987, he joined the Doğuş Group as Finance Group President. He is a Board Member of several subsidiaries of Garanti, as well as some other companies in the private sector.

Dmitri Lysander Stockton
Board Member
1964. Dmitri Lysander Stockton earned his undergraduate degree in Accounting from North Carolina A&T State University. He started his career at GE and served in executive positions at various group companies. Since 2005, he has been serving as CEO and President of Central and Eastern European Operations for GE Consumer Finance.

Des O'Shea
Board Member
1956. Des O'Shea received his undergraduate degree and PhD from Irish University College. After working at an audit firm, he assumed positions in risk management at various banks. He joined GE Consumer Finance Europe in 1998 as Risk Management Director and is currently serving as Growth and Business Development Director of the same company and Chairman of the Risk Management and Supervisory Board of GE Money Bank.

Charles Edward Alexander
Board Member
1953. Mr. Alexander is a graduate of Oxford University. After a 25-year career in international investment banking, he joined GE in 1999 where he served as President of GE Capital Europe. In 2001, he was elected as GE's National Executive in the UK in 2001. Mr. Alexander is also a Board Member of General Electric Capital Corporation and GE Capital Services, Inc.

Olivier Bernard Robert Vincent Piani
Board Member
1954. After graduating from Paris ESCP (Ecole Superieure de Commerce de Paris), Piani obtained his MBA from Stanford University. He started his career as a consultant at McKinsey in 1981 and joined GE Real Estate France in 1998. He is currently the President & CEO of GE Real Estate Europe.

M. Cüneyt Sezgin, PhD
Board Member
1961. Mr. Sezgin received a B.A. from the Middle East Technical University, MBA from Western Michigan University and PhD from Istanbul University, School of Economics. He has served in executive positions at several private banks. Mr. Sezgin is the Country Director of the Global Association of Risk Professionals and the Chairman of the Board of the Risk Managers Association. He is a Board Member at Garanti Emeklilik ve Hayat, Garanti Factoring, Garanti Leasing, Eureko Sigorta and the World Wildlife Fund-Turkey.

Ergun Özen
Board Member, President and CEO
1960. Ergun Özen earned a Bachelor's degree in Economics from New York State University and is a graduate of the Advanced Management Program at Harvard Business School. He is a Board Member of the Banks Association of Turkey, the Institute of International Finance (IIF), the Turkish Industrialists' and Businessmen's Association (TÜSİAD), the Istanbul Foundation for Culture and Arts (İKSV) and the Turkish Education Association (TED). He is also the Chairman of the Board of Directors of Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Eureko Sigorta AŞ, Garanti Factoring Hizmetleri AŞ and Garanti Leasing AŞ.

Altan Reha Göksu
Auditor
1936. Mr. Göksu graduated from Istanbul University, Law School and worked as an attorney after graduation. He joined Doğuş Group in 1974 and serves as Legal Advisor for the Garanti Real Estate Investment Trust.

Murat İnan
Auditor
1959. Mr. İnan graduated from the Economics Faculty of Istanbul University. After serving in various positions at the Ministry of Finance and at private companies, he joined the Doğuş Group in 1998.

Senior Management



1- Ergun Özen
President and CEO
Please see Page 77 for his resume.

2- Tolga Egemen
Executive Vice President
Financial Institutions and Corporate Banking
1969. Mr. Egemen graduated from the Mechanical Engineering Department of Middle East Technical University. He started his banking career in 1992 and joined Garanti as the Head of Cash Management Unit in 1996. He was appointed to his current position in 2000. Mr. Egemen is a Board Member of Garanti Yatırım Menkul Kıymetler AŞ.

3- Ali Fuat Erbil
Executive Vice President
Retail Banking and Distribution Channels
1968. Mr. Erbil graduated from the Computer Engineering Department of Middle East Technical University. He obtained his MBA from Bilkent University and his PhD in Banking and Finance from Istanbul Technical University. After working as an executive at various private companies and banks, he joined Garanti as the Distribution Channels Unit Manager in 1997. Mr. Erbil was appointed to his current position in 1999 and is a Board Member of Garanti Emeklilik ve Hayat AŞ, Garanti Portföy Yönetimi AŞ and T. Garanti Bankası AŞ Emekli ve Yardım Sandığı Vakfı.

4- Hüsnü Erel
Executive Vice President
Technology and Operational Services
1952. Mr. Erel graduated from the Electronics and Communications Engineering Department of Istanbul Technical University. He served as an executive at various private companies and banks. He joined Garanti Technology as General Manager in 1994 and was appointed to his current position in 1997. Mr. Erel is a Board Member of Garanti Ödeme Sistemleri AŞ.

5- Uruz Ersözoğlu
Executive Vice President
Treasury
1966. Mr. Ersözoğlu graduated from the Economics Department of Middle East Technical University in 1989. After serving as an executive at various private banks and the Istanbul offices of foreign banks, he joined Garanti as Head of Treasury Marketing, Trading and Asset-Liability Management in 2003. He was appointed to his current position in 2006. Mr. Ersözoğlu is a Board Member of Garanti Portföy Yönetimi AŞ.

6- Gökhan Erün
Executive Vice President
Human Resources / Investment Banking
1968. Mr. Erün earned his undergraduate degree from the Electronics and Communications Department of Istanbul Technical University and his graduate degree from the Business Administration Department of Yeditepe University. He joined Garanti Bank's Treasury in 1994 and served as Manager of the Commercial Marketing and Sales Unit between 1999-2004. He became CEO of Garanti Emeklilik ve Hayat AŞ in September 2004 and was appointed to his current position in August 2005. Mr. Erün is Vice Chairman of Eureko Sigorta AŞ and Garanti Emeklilik ve Hayat AŞ and a Board Member of Garanti Portföy Yönetimi AŞ and Garanti Yatırım ve Menkul Kıymetler AŞ.

7- Turgay Gönensin
Executive Vice President
Commercial Banking
1962. Mr. Gönensin graduated from the Business Administration Department of Boğaziçi University. In 1987 he joined Garanti Bank, where he worked at various departments. Between 1997-2000, he served as CEO of GarantiBank International and CEO of Osmanlı Bankası from 2000-2001. Mr. Gönensin was appointed to his current position in 2002 and is the Vice Chairman of the Board of Garanti Finansal Kiralama AŞ and Garanti Factoring Hizmetleri AŞ and a Board Member of GarantiBank International.


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8- Nafiz Karadere
Executive Vice President
SME Banking
1957. Mr. Karadere graduated from the International Relations Department of Ankara University. He worked as a senior executive at various private banks and was appointed to his current position in 1999. Mr. Karadere is a Board Member of Garanti Emeklilik ve Hayat AŞ.

9- Adnan Memiş
Executive Vice President
Support Services
1955. Mr. Memiş obtained his undergraduate degree from the Economics Department of İstanbul University and his graduate degree from the Managerial Economics Institute of the same university. He joined Garanti as an Assistant Inspector in 1978 and was appointed to his current position in 1991. Mr. Memiş is currently the President of the Financial Restructuring Working Group of the Banks Association of Turkey and Vice Chairman of Garanti Bankası Emekli ve Yardım Sandığı Vakfı AŞ.

10- Murat Mergin
Strategic Planning Executive Director
1963. Mr. Mergin graduated from the Economics and Finance Departments of City University of New York. He assumed executive responsibilities in various private banks before joining Garanti in 1994. Mr. Mergin was appointed to his current position in 2002.

11- Afzal Mohammed Modak
Executive Vice President
CFO
1958. Mr. Modak obtained his undergraduate degree from the Mechanical Engineering Department of the Indian Technology Institute and his graduate degree from the Computer Sciences Department of New York Pace University. He joined GE in 1985 and assumed senior executive positions at GE Mortgage Services (US), GE Capital Bank (Hong Kong) and GE Capital International Services (India). He was appointed to his current position at Garanti Bank in 2007.

12- Zekeriya Öztürk
Executive Vice President
International Business Development
1967. Mr. Öztürk obtained his undergraduate and graduate degrees in Engineering from Istanbul Technical University and his MBA from Edinburgh University. After working as a senior executive at various national and international private investment banks, he joined Garanti in 2006. Mr. Öztürk is a Board Member of Garanti Yatırım Menkul Kıymetler AŞ and Garanti Portföy Yönetimi AŞ.

13- Mehmet Sezgin
Garanti Payment Systems
CEO
1962. Mr. Sezgin graduated from the Business Administration Department of Middle East Technical University and obtained his MBA degree from the University of Massachusetts. He worked at various private banks and at MasterCard Europe. Mr. Sezgin has been serving as CEO of Garanti Payment Systems since 1999. He is a Board Member of Garanti Emeklilik ve Hayat AŞ, President of MasterCard Southern Europe Forum and a Board Member of MasterCard Europe and Coordination Committee's President of Mastercard in Turkey and Supreme Board Member of Visa Turkey.

14- Aydın Şenel
Executive Vice President
General Accounting
1961. Mr. Şenel graduated from the Commercial Sciences Faculty of Marmara University. Between 1981-1984, he worked as Internal Controller, HR Group Manager, Credit Cards Manager, Financial Analysis Coordination Manager and Financial Monitoring Manager at Garanti. Mr. Şenel was appointed as the Head of General Accounting in 1999 and promoted to his current position in 2006.

15- Ali Temel
Executive Vice President
Loans
1968. Mr. Temel graduated from the Electrical-Electronic Engineering Department of Boğaziçi University. He worked as an executive at various private banks and served as Cash Management Unit Manager of Garanti between 1997-1999. He was appointed to his current position in 1999. Mr. Temel is a Board Member of Garanti Leasing AŞ and Garanti Factoring Hizmetleri AŞ.

Committees and Committee Meetings Attendance

Credit Committee

In accordance with the Banking Act, the Board of Directors of Garanti Bank has delegated a certain amount of its loan approval authority to the Bank's Credit Committee, which is comprised of four Board Members and the Chief Executive Officer.

The Credit Committee holds weekly meetings to review appropriate loan proposals from among those that were sent by the branches to the Head Office but exceed the loan limit of the Head Office. The Credit Committee reviews these loan proposals and finalizes those that are within its authorization limits. The Credit Committee analyzes the loan proposals, determines which are within its authority and submits the remaining suitable proposals to the Board of Directors for further approval.

Members of the Committee
Ergun Özen (President and CEO, Board Member), Süleyman Sözen (Vice Chairman), Ahmet Kamil Esirtgen, PhD (Board Member), Dmitri Lysander Stockton (Board Member), Olivier Bernard Robert Vincent Piani (Board Member)

Note: The following people may attend meetings with a view to communicate decisions, although they are not in the Credit Committee,

Ali Temel (Executive Vice President), Turgay Gönensin (Executive Vice President), Tolga Egemen (Executive Vice President), Gökhan Erün (Executive Vice President), Ufuk Tandoğan (Coordinator), Fulya Göyenç (Senior Vice President in charge of Corporate Banking Coordination), Recep Baştuğ (Coordinator in charge of Commercial Banking Marketing), Ebru Betül Edin (Coordinator in charge of Project Finance)

Assets and Liabilities Committee

The mission of the Assets and Liabilities Committee, which is in charge of managing the assets and liabilities of the Bank, is to assess market, credit and operational risks, while implementing strategies for the management of the balance sheet. The committee is chaired by the Chief Executive Officer.

Members of the Committee
Ergun Özen (President and CEO, Board Member), Tolga Egemen (Executive Vice President), Ali Fuat Erbil (Executive Vice President), Hüsnü Erel (Executive Vice President), Uruz Ersözoğlu (Executive Vice President), Gökhan Erün (Executive Vice President), Turgay Gönensin (Executive Vice President), Nafiz Karadere (Executive Vice President), Murat Mergin (Strategic Planning Executive Director), Afzal Modak (Chief Financial Officer), Zekeriya Öztürk (Executive Vice President), Cüneyt Sezgin (Board Member), Mehmet Sezgin (CEO of GÖSAŞ), Aydın Şenel (Executive Vice President), Ali Temel (Executive Vice President), Kudret Akgün (Senior Vice President), Didem Dinçer Başer (Coordinator), Recep Baştuğ (Coordinator), Tunç Daşar (Executive Vice President, GÖSAŞ), Ebru Betül Edin (Coordinator), Ali İhsan Gelberi (Senior Vice President), Fulya Göyenç (Senior Vice President), Aydın Güler (Senior Vice President), Cenk Kaan Gür (Coordinator), Metin Kılıç (Senior Vice President), Ebru Ogan (Senior Vice President)

Managers of corporate branches and regional managers attend committee meetings on a rotation basis.

Risk Management Committees

Audit Committee
This committee is comprised of two members of the Board of Directors who do not have any executive functions.

Committee Members:
Dr. M. Cüneyt Sezgin (Board Member), Des O'Shea (Board Member)

Committee Activities
The Audit Committee was set up to assist the Board of Directors in the performance of its audit and supervision functions. The committee is responsible for:
• monitoring the effectiveness and adequacy of the Bank's internal control, risk management and internal audit systems, the operation of these systems and accounting and reporting systems in accordance with applicable regulations and the integrity of resulting information;
• performing the preliminary studies required for the election of independent audit firms and regularly monitoring their activities;
• ensuring that the internal audit functions of consolidated organizations are performed in a consolidated and coordinated manner.

In this context, Audit Committee is appointed and authorized to:

• monitor compliance with internal control regulations and internal policies and procedures approved by the Board of Directors and to advise the Board of Directors on measures that are deemed necessary;
• monitor the Audit Department's compliance with its obligations under internal policies;
• verify that the internal audit system covers existing and planned activities of the Bank, as well as risks arising from these activities and to review internal audit regulations that are going to become effective upon the approval of the Board of Directors;
• advise the Board of Directors on the election and dismissal of the managers of internal systems units reporting to the Audit Committee;
• confirm that auditors are performing their duties in an independent and unbiased way;
• review internal audit plans;
• monitor the measures taken by senior management and affiliated units about issues identified by auditors and independent auditors;
• confirm that methods, tools and procedures are in place to identify, measure, monitor and control the Bank's risk;
• review and evaluate the independent audit firm's conclusions in relation to the compliance of the Bank's accounting practices with applicable legislation;
• confirm that the rating firms, independent audit firms and valuation firms with which the Bank is going to sign contracts (including their managers and employees) are able to act independently in their relations with the Bank and to confirm that adequate resources have been set aside for these purposes;
• evaluate risk involved in the support service to be obtained by the Bank and monitor the adequacy of the support service provided by the relevant firm;
• confirm that the financial reports of the Bank are accurate, contain all necessary information and are prepared in accordance with applicable legislation and to ensure that errors and irregularities are resolved.

In 2007 the Audit Committee held seven meetings, which were attended by all committee members.

Liquidity Risk Management Committee (LRMC)

Committee Members
Ergun Özen (CEO and Board Member), Cüneyt Sezgin (Board Member), Uruz Ersözoğlu (Executive Vice President), Ebru Ogan (Department Manager), Metin Kılıç (Department Manager)

Committee Activities
The committee is responsible for:

• determining the excess liquidity the Bank holds in foreign currencies;
• periodically monitoring the liquidity report and early-warning signals;
• determining the stress level of the Bank monitoring internal and external data that might affect the Bank's liquidity and ensuring that the action plan specified in the Liquidity Crisis Plan is properly implemented in case of a liquidity crisis;
• determining measures required by the Bank's customer confidence, cost of funding and liquidity increasing strategies and ensuring communication and coordination within the Bank with regard to the implementation of committee decisions.

Other Committees

Sub-committees for market risk, credit risk and operational risk have been set up to facilitate exchange of information and views with the relevant units of the Bank and to promote the use of risk management and internal audit systems within the Bank.

Market risk committee monitors market risk arising from trading activities, the interest rate risk arising from maturity mismatches, the liquidity risk, risk limits and limit utilizations of the trading portfolio. This committee ensures flow of information on changes in the positions exposed to market risk.

Credit risk committee monitors the effectiveness of the model that is being used to measure credit risk, evaluates credit risk measurement results and ensures flow of information on changes in the positions exposed to credit risk.

Finally, the operational risk committee performs activities related to the control and management of operational risks and the follow-up of actions to be taken.

Summary of the Board of Directors' Annual Report

2007 has been a "platinum year" in which we exceeded our targets, continued our strong organic growth in the domestic market and made significant progress toward becoming a regional bank in international markets. Despite domestic political uncertainties and disruptions in international markets, we achieved the most successful results in our 61-year history, staying one step ahead with innovative and pioneering projects.

Including a YTL 847 million sales revenue that resulted from core business focus strategy, the Bank's consolidated net income increased 108% in 2007, reaching YTL 2 billions 421 millions 756 thousands. Return on average equity was 27.4% excluding nonrecurring income items, while return on average assets increased to 2.5%.

As a natural consequence of the strategy of customer-focused sustainable growth, which we have been successfully implementing for quite some time, our loan growth was clearly above the sector average in 2007: YTL loans increased by 33%, foreign currency loans by 60% (in US dollar terms) and non-cash loans by 28%, thus providing YTL 51 billions 893 millions 31 thousands funding support for the national economy. In terms of the total amount of cash and non-cash loans, we have been Turkey's largest lendor.

While our consolidated total assets reached YTL 76 billions 148 millions 493 thousands by 2007 year-end, we have introduced almost 40 new products in 2007. We continued to increase our market share in all of our products. On its tenth anniversary, garanti.com.tr was chosen the "Best Retail Banking Website in Europe." We continued to break new ground in Turkey, in Europe and around the world by developing new products that focus on customers' needs. Innovative products introduced in 2007 include the Mobile Bank, which brings banking transactions to customers' mobile phones and the watch, key chain and sticker versions of Bonus Trink, a system that uses the contactless payment system known as PayPass.

In accordance with the year-end 2007 consolidated financial statements of Garanti Bank and in accordance with the regulations of the Banking Regulation and Supervision Board:

- Assets increased by 33%, to YTL 76.1 billion, compared to 2006.
- Cash loans increased by 33%, to YTL 39 billion, compared to 2006.
- YTL loans increased by 33%, while foreign currency loans increased by 60% in US dollar terms.
- Contributions to the real economy through cash and non-cash loans increased by 32%, reaching YTL 51.9 billion.
- Total deposits increased by 29.3%, to YTL 43.7 billion, compared to year-end 2006.
- Shareholders' equity increased by 48%, to YTL 7.1 billion.
- Gross profit before taxes and reserves increased by 81%, to YTL 3,276 million and pre-tax profit increased by 99%, to YTL 2,919 million.
- Consolidated net income increased by 108%, to YTL 2,422 million.
- Return on average equity (ROAE) was 27.4% as of the end of 2007, excluding revenue from the sale of stakes in insurance and pension & life businesses and sale of custody services.
- Return on average assets (ROAA) increased from 2.33% last year to 2.52% at the end of 2007, excluding revenue from the sale of stakes in insurance and pension & life businesses and the sale of custody services.
- Capital adequacy ratio (CAR) was 14%.

Sincerely,
The Board of Directors

Assessment of Internal Control, Internal Audit and Risk Management Systems by the Audit Committee

2007 was marked by the general elections and presidential elections in Turkey and by fluctuations in global liquidity due to the problems in mortgage financing and the resulting effects on financial instability. The disruption had a limited impact on the Turkish economy, and the Turkish banking industry maintained its positive performance thanks to the rapid emergence of political stability following the elections, the persistent improvement in the overall economy and the fact that Turkey was not much influenced by the credit problems in international markets.

Following hikes in July and August due to the fluctuations in global financial markets, interest rates began to stabilize in the last quarter of 2007. Similar fluctuations were observed in exchange rates, albeit more limited. In parallel to this fluctuation in financial markets in 2007, the risks carried on-and-off-balance-sheet accounts remained limited. Market risks and balance sheet interest rate risk were effectively managed by interest rate swaps, relatively long-term borrowings and floating rate notes. Similarly, the interest rate risk of the trading portfolio was monitored through the Value-at-Risk model and pre-determined limits, accordingly the portfolio's risk did not reach high levels in spite of the fluctuations. The recent fluctuations in global markets have reaffirmed the importance of liquidity risk management. By monitoring daily cash flows and early warning signals as a function of the Liquidity Risk Committee, the potential liquidity risks stemmed from the market or the Bank were effectively managed.

In 2007, while the Bank continued to grow in commercial, consumer and SME loans, non-performing loans did not increase significantly, due to the annually reviewed loan approval processes and policies, as well as the Bank's strong rating systems. On the retail side, there was a decrease in auto loans in line with the industry in general, while housing loans and consumer loans increased compared to last year. Credit risks caused by increased volumes are quantified through statistical risk rating systems and risk management tools, and are managed with a portfolio management approach by taking into consideration the risk/return targets and the asset quality of the Bank.

Operational risks are monitored and proactively managed by the Audit Department and the Internal Control Unit. The Bank continued to grow at optimum risk levels, through its internal control, audit and risk management systems, limit monitoring systems, information technology controls supported by a robust system infrastructure and a strong audit infrastructure. Within the risk-based audit approach at headquarter departments, branches and subsidiaries, Audit Department generated a scale based on risk assessment criteria. With this scale, audits are performed at different periods based on processes and sites. The Internal Control Unit uses on-site and centralized control methods to conduct its inspections. The Compliance Officer, which constitutes an independent function reporting to the Board of Directors, performs such tasks as "customer recognition and identification", "notification of suspicious transactions" and "employee training" in accordance with legislation on the prevention of money laundering, also making the necessary notifications on time.

In 2007, Fraud Department was established to co-ordinate and manage all fraud prevention activities under a centralized structure, which have before been monitored by different departments. As a pioneer in the industry, this department started operations to prevent external fraud as part of an effective operational risk management system. With the new software application to be effective in 2008, the department will continue its efforts in a proactive manner.

In 2007 the Bank has made significant investments in consulting and software systems with an approach to improve existing internal audit and risk management systems. In line with its commitment to effective risk management, at the end of 2006, the Bank has purchased a software package that is used by major international banks to measure all types of risks. Implementation of this software package have been continuing since the beginning of 2007. This software package is going to establish an internationally recognized infrastructure and a database for the measurement of market, credit and operational risks, thus improving the efficiency of risk integration and risk-return-capital management on a portfolio basis. This software package brings together the operational risk loss data in a Basel-II-compliant database. The implementation of the Basel II regulatory capital calculation modules has been continuing since the beginning of 2007 as well. Efforts to implement a software application regarding anti-money laundering started in 2007. This will allow a more effective detection of suspicious transactions and better monitoring of customers and their transactions. Consulting services have been obtained to improve and restructure existing systems for strategic planning, budget and performance measurement and economic capital.

The Bank is continuing efforts to switch to Basel II, which is expected to be introduced in 2009 in line with the road map of the Banking Regulation and Supervision Agency, BRSA. Special emphasis is placed on the use of advanced Basel II methodologies especially in the larger volume line of businesses of the Bank's portfolio. The Bank is also actively contributing to the Turkish Banks Associations' working groups regarding risk management and Basel II. The Bank has also been organizing meetings since 2005 to inform customers on Basel II and its impacts. Organized in various provinces of Turkey, these meetings have been attended by almost 4,500 customers so far. The meetings will continue in 2008 as well.

Des O'Shea Board Member Audit Committee Member	Dr. M. Cüneyt Sezgin Board Member Audit Committee

Human Resources Practices

Recruitment and Promotion Criteria: Decisions regarding the recruitment of new employees are based on the qualifications and skills required by the position. When recruitments are divided into the two categories of new graduates and experienced personnel, the following common criteria are used:

New graduates are required:
• to have obtained a two-year or four-year university degree,
• not to be older than 27 years; and
• to have completed military service or to have postponed it for at least two years (for male applicants)

Experienced employees are required:
• to have obtained a two-year or four-year university degree,
• not to be older than 32 years; and
• to have completed military service (for male applicants)

Various combinations of the following tools are used to measure the competencies required by the relevant position during the recruitment process:
• Skill tests
• Foreign-language tests
• Personality inventories
• Group interviews
• Competence-based interviews

Job applications can only be submitted online (www.garanti.com.tr/garantilikariyer) and all applicants who take part in this process are notified of the result, negative or positive.

Career maps: A Career Map Handbook has been prepared and distributed to all employees to emphasize the career opportunities available at the Bank, to standardize the criteria applicable to promotions, inter-departmental movements and intra-departmental movements within the context of career planning and to offer career consulting to employees.

The Career Map Handbook provides a transparent and standard resource that defines available positions, types of transfer and criteria applicable to transfers. The purpose of these definitions is not to limit the career planning options available to employees, but rather to communicate overall tendencies applicable to transfers and provide guidance in this regard.

Career Opportunities: Garanti Bank uses its internal resources to find qualified employees for top positions. In addition to performance and experience requirements, some promotions involve written exams to assess such prerequisites as knowledge and also competency-based interviews related to the new position. Especially for sales-related positions, candidates must pass certification programs to achieve the knowledge and skill levels required by the new position.

The Career Opportunities Program gives employees the chance to manage their own careers. As part of this program, open positions are announced to the whole bank through intranet. Those who satisfy the criteria specified in the Career Map Handbook apply to the Career Opportunities Program to shape their own careers. All applicants who apply to the positions that have been announced in advance must take standard exams and competency-based interviews. Those employees who, despite having passed the exams and interviews, cannot be placed since there are more eligible applicants than openings, are included in a pool for future needs. During 2007, there were 1,050 promotions given under the Career Opportunities Program.

Career Opportunities Program

	2002	2003	2004	2005	2006	2007
Bulletins Issued	14	22	36	48	97	167
Promotions	362	191	244	520	813	1050

Career Consulting: HR specialists hold annual one-on-one meetings and provide career consulting services to support and guide employees with their career development.

Assessment and Development Center: Assessment and development efforts continue as new branches are opened. Branch manager candidates participate in the activities of the Assessment and Development Center to be assessed in terms of the competencies their new position requires. Experience, performance and executive potential are taken into consideration for participation in these activities.

Related Party Risks

Loans and other receivables

Current Period						
Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	668,516	22,923	224,108	8,253	25,793	41,793
Balance at end of period	953,386	61,690	1	1,090	65,794	168,482
Interest and Commission Income	33,165	91	38	70	2,774	702

Prior Period						
Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	554,054	15,818	220,633	155,948	120,193	2,006
Balance at end of period	668,516	22,923	224,108	8,253	25,793	41,793
Interest and Commission Income	9,362	114	25	1,287	1,938	134

Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Balance at beginning of period	204,325	167,596	75,693	1,144,326	126,686	125,333
Balance at end of period	154,208	204,325	86,051	75,693	235,532	126,686
Interest Expense	31,179	16,126	29,354	53,902	9,874	11,062

Derivative Instruments

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Transactions for Trading:	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Beginning of Period	2,790	-	-	-	-	-
End of Period	-	2,790	-	-	-	-
Total Profit/Loss	-	6	-	-	-	-
Transactions for Hedging	-	-	-	-	-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on the balance sheet.

Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 449,373 thousands (2006: YTL 145,174 thousands) compose 1.21% (2006: 0.53%) of the Bank's total cash loans and 0.66% (2006: 0.29%) of the Bank's total assets. The total loans and similar receivables amounting YTL 1,019,181 thousands (2006: YTL 921,207 thousands) compose 1.51% (2006: YTL 1.83%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 231,262 thousands (2006: YTL 72,969 thousands) compose 1.87% (2006: 0.77%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 475,791 thousands (2006: YTL 406,704 thousands) compose 1.22% (2006: 1.35%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

Other matters not required to be disclosed

None.

Transactions accounted under equity method

Please refer to Notes 5.1.7 and 5.1.8. of the Unconsolidated Financial Report as and the for the Year Ended 31 December 2007.

All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

Support Services Providers

Companies providing support services in accordance with the regulations on the provision of support services to banks and the authorization of support service providers are indicated below, together with the type of service outsourced:

Garanti Bilişim Teknolojisi ve Ticaret T.A.Ş: Consulting services for network management, system management, infrastructure management and support services, software applications, security services, policy and procedure management.

Garanti Ödeme Sistemleri A.Ş: Consulting, product development and promotion services related to payment systems.

Report on Compliance with Corporate Governance Principles

1. Statement of Compliance with Corporate Governance Principles

During the fiscal year that ended on December 31, 2007; Garanti has implemented and complied with the corporate governance principles announced by the Capital Markets Board (CMB). The Bank accordingly updates its annual report and website and makes these available to stakeholders. Stakeholders can access detailed information at Garanti's continuously updated website and ask questions to the Investor Relations Service.

Part I - Shareholders

2. Shareholder Relations Division

To facilitate the follow-up of shareholder rights, Garanti operates a Subsidiaries and Shareholders Service at its General Accounting Department. In addition, the Investor Relations Service affiliated to the Corporate Strategy, Business Development and Investor Relations Department is in charge of managing relations with foreign investors and shareholders.

Subsidiaries and Shareholders Service of the General Accounting Department

Fax: +90 212 216 64 21

Name&Surname	Title	Phone	E-Mail
Hakan Özdemir	Manager	+90 212 318 19 47	HakanOz@garanti.com.tr
Sevgi Demiröz	VP	+90 212 318 19 45	SevgiD@garanti.com.tr
Ülkü Sıngın Toprak	AVP	+90 212 318 19 46	UlkuSi@garanti.com.tr

Investor Relations Service

Corporate Strategy, Business Development and Investor Relations Department

Fax: +90 212 216 5902

Name&Surname	Title	Phone	E-mail
Handan Saygın	SVP	+90 212 318 23 50	HandanSay@garanti.com.tr
Oğuz Aslaner	VP	+90 212 318 23 58	OguzA@garanti.com.tr
Sinem Güçhan	VP	+90 212 318 23 57	SinemGuc@garanti.com.tr
Hande Tunaboylu	VP	+90 212 318 23 54	HandeT@garanti.com.tr
Gökay Böbek	AVP	+90 212 318 23 55	GokayB@garanti.com.tr
Mustafa Kemal Genç	AVP	+90 212 318 23 53	KemalG@garanti.com.tr

The Subsidiaries and Shareholders Service is mainly responsible for the following:

- To organize the Annual Shareholders' Meetings of the Bank;
- To carry out capital increases;
- To facilitate the use of bonus shares after the capital increase;
- To organize the capital increases of the Bank's subsidiaries and participation in their Annual Shareholders' Meetings; and
- To respond timely to the questions of branches and shareholders about share certificates.

This unit also handles the announcements of the Bank that are required to be sent to the Istanbul Stock Exchange.

The Investor Relations Service of the Corporate Strategy, Business Development and Investor Relations Department is mainly responsible for the following:

- To carry out relations with existing and potential investors;
- To inform shareholders regularly about the developments and answer their questions;
- To prepare corporate presentations and organize international roadshows and other informational meetings regularly.

Within the framework of its activities, the department has participated in 22 local and foreign investor conferences in 2007 and had one-on-one meetings with more than 800 investment companies. In addition, questions about the Bank were answered via telephone and e-mail. The aim of the service is to provide complete and timely response to all incoming inquiries and to represent and promote Garanti in the best possible way.

3. Exercise of the Shareholders' Rights to Obtain Information

The Subsidiaries and Shareholders Service receives an average of 300-400 inquiries every month in relation to share certificate procedures. The number of information requests increases even further during capital increases and general shareholders' meetings.

For the fiscal year that ended on December 31, 2007; an average of 126 written requests related to matters such as annual reports, the current status of share certificates and the inheritance of share certificates were submitted in writing or through e-mail and answered in writing.

The Investor Relations Service receives an average of 300 inquiries by telephone or e-mail per month and organizes an average of more than 60 one-on-one or group meetings each month with existing and potential investors and bank analysts, thus responding to all questions about Garanti.

Garanti has two investor relations websites, one in Turkish and the other in English.
- The Investor Relations site in Turkish can be reached at http://www.garanti.com.tr/yatirimci_iliskileri/
- The Investor Relations site in English can be reached at http://www.garantibank.com/investor_relations/

These websites contain information about shares, corporate information, periodically published financial statements and annual reports, information on corporate governance, social responsibility projects, presentations that provide information about the Bank and press releases about the Bank.

Special event announcements (press releases) that contain material information about the Bank are submitted to the Istanbul Stock Exchange. The appointment of special auditor is not required by the Articles of Association of the Bank and so far no requests regarding the appointment of a special auditor has been submitted to Garanti.

4. Information on the General Shareholders' Assembly

The General Shareholders' Assembly is held in accordance with a resolution adopted by the Board of Directors. Before these events, information about the date, the place and the agenda are provided to shareholders through announcements in the Turkish Trade Registry Gazette and national newspapers. The balance sheets, income statements and annual reports are prepared before the General Shareholders' Assembly and made available for shareholders fifteen days before the meeting on the website at the branches and at the headquarter of the Bank.

At the General Shareholders' Assembly, agenda items are discussed and submitted for approval. Shareholders are entitled to ask questions, express their opinions and submit proposals. Questions are handled and answered in accordance with the principles and procedures specified in the Turkish Commercial Code. Proposals are submitted for the approval of the General Assembly and become resolutions if approved by the specified majority. Shareholders can access the minutes of the General Shareholders' Assembly at the Bank's and Istanbul Stock Exchange's websites and through the Subsidiaries and Shareholders Service. In accordance with Garanti's Articles of Association, important decisions such as the purchase, sale or lease of properties require a resolution from the Board of Directors.

In accordance with the provisions of the law, 206 share certificates are issued on an anonymous basis, while the rest are registered to their owners.

No time limit is specified for the registration of shares in the share book of the Bank.

To facilitate participation in the General Shareholders' Assembly, invitations are issued through announcements in newspapers in accordance with general provisions. After the meetings, the minutes are disclosed to the public in the form of special event announcements.

5. Voting Rights and Minority Rights

At Garanti, there are no privileged voting rights. Companies controlled by the majority shareholder of the Bank vote in the General Shareholders' Assembly. Minority shares are not represented in management. Garanti's Articles of Association do not specify regulation on cumulative voting procedures.

6. Dividend Policy and Dividend Distribution Period

Details of dividend distribution are specified in article 45 of Articles of Association. As witnessed in past years, the Bank can add its profit to its capital base and distribute it to shareholders in the form of bonus shares. In accordance with article 45 of the Articles of Association, dividend proposals are submitted for approval at General Shareholders' Assembly based on a decision by the Board of Directors. The proposed resolution becomes effective if approved in the General Shareholders' Assembly and the Istanbul Stock Exchange is informed about the resolution on the same day.

7. Transfer of Shares

The Articles of Association of the Bank do not contain any provisions that restrict the transfer of shares.

Part II - Public Disclosure and Transparency

8. Company Information Policy

Garanti has not published a disclosure policy as defined in Article 1.2.2, Section II, of the Corporate Governance Regulations. However, the Investor Relations Service of the Bank regularly holds proactive meetings with investors to share detailed

analysis, latest developments and forecasts, strategy, the competitive environment and market expectations, in addition to other legally required issues, making an effort to establish open, transparent, consistent and timely communication.

In order to ensure accurate and timely flow of information, a presentation is prepared on the Bank's financial statements announced quarterly. This presentation is shared with investors through the internet and by e-mail and also announced during a live teleconference. The Investor Relations Service regularly attends investor meetings organized by brokerage firms, providing information on recent developments at Garanti in particular and the sector in general. The service also responds to questions and inquiries by phone or e-mail on a daily basis.

9. Special Event Announcements

In accordance with the Capital Market Board's "Communiqué Related to the Disclosure of Special Events to the Public", 72 Special Event Announcements were sent to the Istanbul Stock Exchange in 2007. Neither the Capital Markets Board (CMB) nor the Istanbul Stock Exchange (ISE) requested any additional explanation regarding the special event announcements the Bank made in accordance with CMB regulations during the year. Garanti has made all special event announcements on time. For purposes related to American Depositary Receipts and with a view toward informing foreign investors, the English translation of some special event announcements are sent to the Bank of New York and to the London Stock Exchange. The Investor Relations website has a separate section for special event announcements. During the period that ended on December 31, 2007, 16 special event announcements were made in relation to the listing of the Bank's shares at the London Stock Exchange; these announcements were distributed domestically as well.

10. Website of the Company and Its Content

Garanti has two separate websites, one in Turkish and the other in English.
- The Turkish website is available at "www.garanti.com.tr" and
- The English website is available at "www.garantibank.com"

In addition to general information about the Bank, the websites contain detailed information on banking, credit cards, investment, insurance, leasing, factoring, pension and e-commerce products and services, while the Internet Branch offers customers the opportunity to perform their banking transactions online.

Prepared in both Turkish and English, the websites feature an Investor Relations section, offering detailed information about shares such as listing information, financial data on stock performance, capital increases, dividend ratios, lists of analysts, credit ratings, the quarterly investor bulletin Stockwatch, latest ownership and management structure, periodic financial statements, reports and presentations prepared in accordance with international accounting standards and Banking Regulation and Supervision Agency (BRSA) regulations, reports and presentations on macroeconomic developments, corporate information, annual reports, special event announcements, social responsibility projects, corporate governance information and awards.

11. Disclosures of Real Person(s) Holding Ultimate Controlling Shares

The Bank does not make any public disclosures about individuals who are ultimate controlling shares after eliminating the indirect-shareholding and cross-shareholding relations.

There is sufficient information about real person(s) holding ultimate controlling shares at Garanti and thus the Bank is not required to provide further data.

12. Public Disclosure of People Who are in a Position to Acquire Insider Information

As the legal provisions in force require the specification of people who are in a position to acquire insider information on a case by case basis, no separate list is announced to the public.

Part III - Stakeholders

13. Informing Stakeholders

Stakeholders of Garanti receive information on issues that may be of interest to them. This information is provided through special event announcements sent to the Istanbul Stock Exchange, newspaper announcements, meetings and Q&A on the corporate website.

14. Participation of Stakeholders in Management

The principle adopted for the participation of stakeholders in management is to make arrangements parallel to the related legal provisions.

15. Human Resources Policy

The basis of Garanti's approach to human resources is investing in human capital. Being aware that the human brain is the driving force of progress, the Bank bases all its systems on an effort to continuously recruit, train and develop young creative individuals, to offer its employees a working environment that encourages full utilization of their skills, to offer them a wide range of opportunities and to recognize and award success.

The HR policy of Garanti can be summarized as a commitment to prioritizing people, ensuring continuous investment, creating sufficient resource for training, preferring internal promotions, developing projects in this regard, improving HR systems, maximizing participation by pioneering an environment of open communication, being fair and objective and developing practices at international standards.

In this context, the mission of the Human Resources Department is to "play a strategic role by implementing efficient human resources policies to assist the organization's efforts to achieve its business objectives."

Accordingly, the Human Resources Department is aware of Garanti's ethical values and business objectives that closely cooperate with business units and those in the field, apply objective measurement and rating tools and methods that match the right person to the right job, develop human resources applications in accordance with the Bank's strategies, make efforts to improve employee motivation, create communication forums that allow employees to openly express themselves, provide career coaching in accordance with employees' competencies, knowledge, skills, needs and expectations and ensure that employees receive proper training for personal development.

For the past eight years, a structure managing "Employee Relations and Internal Communications" was implemented to handle the relations with the employees. This function is carried out by Nurdan Taş, Manager, and Müge Esmersoy Assistant Vice President.

Standard criteria (experience, seniority, performance, sufficient evaluation, tests, interview, etc.) have been identified for all internal promotions and transfers between positions. These have been transparently announced throughout the Bank, using career maps. Garanti employees are guided and supported in accordance with the career path of their choice.

The compensation system of the Bank is based on paying salaries that fit the positions; Employees who are employed in similar jobs receive similar compensation. Jobs are rated and receive compensation according to such objective criteria as required proficiencies, risk involved and number of employees supervised.

The performance evaluation system of Garanti measures employee performance by evaluating their objectives and their success in reaching these objectives. Employees of the Bank receive bonuses based on EVA (Economic Value Added) financial success metrics and the "Sell-Earn" system. As a result of these and other similar systematic approaches, discrimination related complaints from employees have been minimized.

16. Information on Relations with Customers and Suppliers

The Customer Satisfaction Department was established on 1 January 2001 with the objectives to "build a customer satisfaction culture throughout the Bank and keep customer loyalty at the highest level."

The Customer Satisfaction Department provide services to Garanti customers under the "Customer is Always Right Line" brand. Garanti still is the first and only bank in Turkey that established an independent unit for customer satisfaction.

The quality of the complaint management system of "Customer is Always Right Line" has been confirmed with the ISO 100002:2004 certificate issued by the British Standards Institution (BSI). Garanti is the first Turkish bank to receive an international certificate for its complaint management system, which aims to maximize customer satisfaction.

Garanti customers can use a variety of channels to submit their questions and complaints to the Customer is Always Right Line
Telephone 444 0 338
Internet http://www.garanti.com.tr/hakli_musteri_hatti/
E-mail haklimusteri@garanti.com.tr
Mail: PK 338 AVPIM/ISTANBUL
Fax (+90 212) 630 16 68
Complaint Boxes at all branches

Satisfaction measurement is performed for customers who submit a complaint to Customer is Always Right Line. The customer satisfaction survey available on the Customer is Always Right Line pages of www.garanti.com.tr aims to determine customers' satisfaction with the Bank's services; the results of this survey are regularly reported.

Moreover, after the complaint is resolved and the call is ended, the customer is sent an SMS, asking if he/she is happy with the service that has been provided and responses are reported. Customers who are not satisfied with the service after submitting the survey and receiving the SMS are called once again to ensure satisfaction.

Customer messages are entered into the 3mweb application. This application tracks message opening dates, delivery channels, reply channels and group-channel-category subjects. Other fields available include the codes and names of the branches, ATMs and employees involved, the legitimacy of the complaint, the degree of satisfaction, the source of the problem, the amounts of cancelled interest or compensated loss, if any, the type of the gift, if any, sent to the customer as an apology or gesture of goodwill and the applicability of the customer's proposals, if any.

Demographic details, contact information, profitability and branch-portfolio information of the customer can be accessed automatically, by entering the customer number. Based on these data available in this application, the Business Objects application can produce a choice of on-line reports at various levels of detail.

These reports are grouped as follows: In order to share information about frequent complaint areas and customers' sensitivities with all employees of the Bank, the number of messages received each month is announced by group, channel, category and subject. Detailed reports are sent to and regular meetings held with, the relevant units to ensure that corrective measures are taken to resolve frequent complaints, especially those related to credit cards, the Call Center, the Internet branch and employee messages.

Complaints related to branches or employees are immediately communicated to the relevant branch managers to ensure rapid action. In some cases, instead of contacting Customer is Always Right Line, customers send their complaints to certain consumer websites, government agencies or media companies. The Bank monitors these websites daily; complaints sent to media organizations are resolved in coordination with the Advertising and Public Relations Department and those sent to government agencies in coordination with the Legal Department. If customers are negatively affected by factors that are caused by the fault or negligence of the Bank, then these customers are compensated by the cancellation of charged interest or reimbursement of a certain amount. Senior Vice Presidents are authorized for up to YTL 1,000 in this regard. For amounts that exceed this limit, the approval of an Executive Vice President is required.

In addition to effectively and rapidly solving customers' problems and complaints within a central system and in accordance with the relevant quality standards, Customer is Always Right Line also makes efforts to establish a customer satisfaction culture throughout the Bank.

In this context:
• Employees who receive congratulations or thank-you messages from customers are encouraged by being awarded under the success program.
• Visits are paid to all Garanti branches to communicate the Bank's vision, business methodology and expectations from employees.

Pioneered by the unit and supported by Garanti employees from all departments, Garanti has prepared a Customer Satisfaction Constitution, whose proper implementation is being monitored by the Customer Satisfaction Department.

17. Social Responsibility
Refraining from limiting its mission to banking services, Garanti is committed to complementing its traditional economic role by continuously and significantly improving the value it creates for society. This principle applies to both business activities and activities to support culture, the arts, education, sports and the environment. In addition to sponsorship projects, Garanti also sets up its own organization to ensure the continuity of its contribution.

With a view to permanently improving quality of life, Garanti both supports existing projects and plays an active role on its own. In this context, the Bank cooperates with local governments in education, sports and environment projects and contributes to Turkey's image by participating in various international culture and arts organizations.

Page 58 of the annual report contains detailed information about the Bank's community sharing projects and projects and activities during the operating period that ended on December 31,2007.

Part IV - Board of Directors

18. Structure and Formation of the Board of Directors and Independent Members
Ferit Faik Şahenk, Ergun Özen, Süleyman Sözen, Ahmet Kamil Esirtgen, Charles Edward Alexander, Olivier Bernard Robert Vincent Piani and Dmitri Lysander Stockton are executive members of the Board, while Muammer Cüneyt Sezgin and Des O'Shea are non-executive members.

Ferit Faik Şahenk is Chairman of the Board of Directors and Ergun Özen is the Chief Executive Officer.

There are two non-executive members within the Board of Directors in accordance with the Banking Act.

Rules and/or restrictions regarding Board members taking on additional duties outside the Bank are subject to practices that comply with the Turkish Commercial Code and other applicable legislation.

19. Qualifications of the Members of the Board of Directors
At Garanti, the selection of board members is carried out in compliance with the provisions of articles 3.1.1, 3.1.2 and 3.1.5 of Part IV of the Corporate Management Principles of the Capital Markets Board and the relevant provisions of the Banking Act.

20. The Mission, The Vision and Strategic Objectives of the Company
Garanti's vision is to be the best bank in Europe. Its mission is to continuously and noticeably increase the value it creates for its customers, shareholders, employees, the society and the environment by utilizing its influence, agility and organizational efficiency.

The vision and the mission of Garanti are publicly announced on the Bank's English and Turkish websites. In addition, both the Board of Directors and senior management disseminate the mission and vision of the Bank at meetings, interviews and other communications through print and visual media channels.

Information regarding Garanti's milestones and its strategy are presented on pages 10 and 11 of the annual report.

Within the framework of this strategy, Garanti's budget and the short, medium and long-term business plans are formed, reports on achieved objectives are analyzed on a weekly basis and senior management of the Bank holds performance review meetings with every branch and regional manager quarterly. Moreover, effective realization of strategic can be monitored real-time through the Garanti management information and reporting infrastructure (MIS).

21. Risk Management and Internal Control Mechanisms
The Board of Directors is ultimately responsible for developing and monitoring the Bank's internal audit and risk management policies and strategies. Accordingly, the following units directly report to the Board of Directors: the Audit Department, which performs internal audit functions, the Internal Control Unit, which performs internal control functions, the Risk Management Department, which performs risk management functions, the Fraud Department, which monitors and takes action to prevent external fraud and the Compliance Officer, who takes action to prevent money laundering. The units that perform these functions are structured in accordance with the "segregation of powers" principle. They are independent of executive functions and directly report to the Board of Directors.


Board of Directors
Audit Committee
Risk Management Department
Internal Control Unit
Audit Department
Compliance Officer
Fraud Department

The current system is structured within the organization of the Bank as follows:


General Manager
Operational Services
Treasury
Retail Banking
Human Resources and Investment Banking
SME Banking
Financial Institutions and Corporate Banking
Legal Services
Support Services
Loans
Commercial Banking
International Business Development

The internal control system consists of continuous control activities and the related mechanisms that Bank employees at all levels must comply with and implement in order to ensure the proper performance of the Bank's activities in accordance with the instructions of the Board of Directors, applicable legislation and internal regulations. Additionally, these guarantee the integrity and reliability of accounting and reporting systems and the timely availability of information.

The Audit Department performs systematic audits that cover all activities and units of the Bank in accordance with applicable legislation and especially the Banking Law and Bank regulations. These audits are performed independently of day-to-day activities and mainly focus on internal control and risk management systems. In this context, audit work is carried out in the domestic and international branches of the Bank and in units at the headquarters and in the subsidiaries that are subject to consolidation.

The Internal Control Unit ensures that a sound internal control environment is in place at the Bank and performs necessary coordination work in this regard and guarantees that activities are performed regularly, efficiently, effectively and in accordance with the management strategy and policies of the Bank and applicable rules and regulations and monitors the integrity and reliability of accounting and recording systems. In this context, efforts are made to set up an infrastructure based on the functional separation of tasks, the sharing of authorities and responsibilities, the establishment of a sound reconciliation system, the integration of self-control mechanisms and systemic controls into processes and the identification and monitoring of risks the Bank is exposed to.

The risk management system consists of the standardization, information flow, compliance-monitoring, decision-making and implementation mechanisms specified by the Board of Directors to monitor, control and, when necessary, change the risk-return structure of the Bank's future cash flows and the nature and level of resulting activities. Duties of the Risk Management Department include the establishment of an integrated risk management system that measures and manages all risk arising from the activities of the Bank, including the risks of the subsidiaries, in accordance with applicable legislation and to set up a structure throughout the Bank that will ensure an optimum risk-return-capital balance to maximize the value of Garanti in accordance with the above-mentioned system.

The Bank adopts an "enterprise fraud prevention" approach to find more effective solutions and measures against fraudulent activities that are becoming increasingly complicated and dependent on high technology. As part of a new and pioneering approach and structure in the field of fraud prevention, credit cards, internet banking and application fraud teams that were previously working under different organizations and departments were brought together under the Fraud Department in September 2007.The purpose of this department is to prevent fraudulent acts with an enterprise approach, to minimize the risks arising from such acts, to reduce the losses incurred by the Bank in this regard and to take more effective operational security measures. The department also aims to save time and labor by reducing error rates in the identification of suspicious transactions and applications, to improve operational efficiency and to establish a corporate culture and awareness of fraud throughout the Bank.

These departments directly report to the Board of Directors. The Audit Committee also regularly evaluates their activities and prepares action plans.

Audit Committee

This committee is comprised of two members of the Board of Directors who do not have any executive functions.

Committee Members:

Dr. M. Cüneyt Sezgin (Board Member)
Des O'Shea (Board Member)

Committee Activities

The Audit Committee was set up to assist the Board of Directors in the performance of its audit and supervision functions. The committee is responsible for:

- monitoring the effectiveness and adequacy of the Bank's internal control, risk management and internal audit systems, the operation of these systems and accounting and reporting systems in accordance with applicable regulations and the integrity of resulting information;
- performing the preliminary studies required for the election of independent audit firms and regularly monitoring their activities; and
- ensuring that the internal audit functions of consolidated organizations are performed in a consolidated and coordinated manner.

In this context, Audit Committee is appointed and authorized to:

- monitor compliance with internal control regulations and internal policies and procedures approved by the Board of Directors and to advise the Board of Directors on measures that are deemed necessary;
- monitor the Audit Department's compliance with its obligations under internal policies;

• verify that the internal audit system covers existing and planned activities of the Bank, as well as risks arising from these activities and to review internal audit regulations that are going to become effective upon the approval of the Board of Directors;

• advise the Board of Directors on the election and dismissal of the managers of internal systems units reporting to the Audit Committee;

• confirm that auditors are performing their duties in an independent and unbiased way;

• review internal audit plans;

• monitor the measures taken by senior management and affiliated units about issues identified by auditors and independent auditors;

• confirm that methods, tools and procedures are in place to identify, measure, monitor and control the Bank's risk;

• review and evaluate the independent audit firm's conclusions in relation to the compliance of the Bank's accounting practices with applicable legislation;

• confirm that the rating firms, independent audit firms and valuation firms with which the Bank is going to sign contracts (including their managers and employees) are able to act independently in their relations with the Bank and to confirm that adequate resources have been set aside for these purposes;

• evaluate risk involved in the support service to be obtained by the Bank and monitor the adequacy of the support service provided by the relevant firm;

• confirm that the financial reports of the Bank are accurate, contain all necessary information and are prepared in accordance with applicable legislation and to ensure that errors and irregularities are resolved.

In 2007 the Audit Committee held seven meetings, which were attended by all committee members.

Liquidity Risk Management Committee (LRMC)

Committee Members
Ergun Özen (CEO and Board Member)
Cüneyt Sezgin (Board Member)
Uruz Ersözoğlu (Executive Vice President)
Barış Karaayvaz (Department Manager)
Ebru Ogan (Department Manager)
Metin Kılıç (Department Manager)

Committee Activities
The committee is responsible for:

• Determining the excess liquidity the Bank holds in foreign currencies;

• Periodically monitoring the liquidity report and early-warning signals;

• Determining the stress level of the Bank; monitoring internal and external data that might affect the Bank's liquidity and ensuring that the action plan specified in the Liquidity Crisis Plan is properly implemented in case of a liquidity crisis;

• Determining measures required by the Bank's customer confidence, cost of funding and liquidity increasing strategies and ensuring communication and coordination within the Bank with regard to the implementation of committee decisions.

Other Committees
Sub-committees for market risk, credit risk and operational risk have been set up to facilitate exchange of information and views with the relevant units of the Bank and to promote the use of risk management and internal audit systems within the Bank.

Market risk committee monitors market risk arising from trading activities, the interest rate risk arising from maturity mismatches, the liquidity risk, risk limits and limit utilizations of the trading portfolio. This committee ensures flow of information on changes in the positions exposed to market risk.

Credit risk committee monitors the effectiveness of the model that is being used to measure credit risk, evaluates credit risk measurement results and ensures flow of information on changes in the positions exposed to credit risk.

Finally, the operational risk committee performs activities related to the control and management of operational risks and the follow-up of actions to be taken.

22. Duties and Responsibilities of Board of Directors and Executives
Details about the duties and responsibilities of the Board Members and Managers of Garanti are presented in articles 18 and 32 of the "Articles of Association of the Bank", which is available on the Bank's website.

23. Principles Related to the Activities of the Board of Directors
Agendas of Board of Directors meetings mainly consist of issues that the Chief Executive Officer has requested to be discussed and any other issues requested by Board members.

The Board of Directors meets monthly and the meeting schedules are announced to all members at the beginning of the relevant year.

A secretarial office has been set up to ensure communication among members of Board of Directors and the Chief Executive Director.

Board members may voice any opinion and discuss any explanations at Board of Directors meetings or add reservations to decisions. In accordance with legal provisions, the Board of Directors of Garanti does not have any independent members.

24. Non-compete and Non-transaction Rules
Articles 334 and 335 of the Turkish Commercial Code, are referenced to make decisions regarding the non-compete and non-transaction issues between Garanti and its board members.

25. Rules of Ethics
Although the Board of Directors of Garanti has not made a compilation of corporate governance principles, the Human Resources Department has, in accordance with the Bank's commitment to corporate governance principles and ethical values, issued a handbook of Ethical Principles and a related announcement to govern employee behavior and professional relations of the employees.

The Handbook of Ethical Principles discusses ethical issues such as the Bank's resources, relations, risk, equal opportunity, responsibilities and sexual harassment, defines managers' responsibilities regarding the creation of an ethical working environment and specifies the penalties the Disciplinary Board of the Bank is authorized to impose in case of a violation of ethical principles. Such violations include all actions that breach the laws, social values, Garanti's values, or the rights of employees or customers, or increase the Bank's operating expenses and reduce its efficiency.

Garanti believes that total quality can only be achieved through a strict implementation of human resources policies, business principles and ethical principles that are based on integrity, accuracy and respect. In addition to the Handbook of Ethical Principles, core values are announced through the intranet, which is open to all employees and also on the internet. Garanti has also compiled its customer-focus principles and values in a booklet entitled the Customer Satisfaction Constitution, which is available to all employees and customers.

26. Number, Structure and Independence of Committees under the Board of Directors
In line with its commitment to corporate governance principles, Garanti, has, at a time when no such legal obligation existed, set up an Audit Committee to assist the Board of Directors in its audit and supervision activities and to more effectively serve the interests of the Bank and investors.

The committee has been active since 2001, with primary and ultimate responsibility lying with the Board of Directors. Work has been completed to fully align the committee's duties and responsibilities with the Banking Law and relevant regulations.

Article 21 of this report contains detailed information about the organization and operation of the Audit Committee.

27. Remunerations of the Board of Directors
Members of the Board of Directors are paid attendance fees. The amount of this attendance fee is determined by the General Shareholders' Meeting.

No credits, under the name of loans, borrowings and personal credits, warranty or surety bonds are granted to members of the Board of Directors or managers.

Section III

UNCONSOLIDATED FINANCIAL STATEMENTS AND RISK MANAGEMENT

KPMG

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Auditors' Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have audited the unconsolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 31 December 2007 and the related income statement, statement of cash flows, statement of changes in shareholders' equity and a summary of significant accounting policies and notes to the financial statements.

Disclosure for the responsibility of the Bank's Board of Directors:

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the financial statements; and for adopting sound accounting policies in compliance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published on the Official Gazette no.26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and the statements and guidances published by the Banking Regulation and Supervision Agency (BRSA) on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm:

Our responsibility, as independent auditors, is to express an opinion on these financial statements based on our audit. Our audit is performed in accordance with the "Regulation on the Assignment and Activities of the Banks' Independent Audit Firms" published on the Official Gazette no.26333 dated 1 November 2006 and international standards on auditing. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. Our audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that our audit provides a reasonable basis for our opinion.

Independent Auditors' Opinion:

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 December 2007 and the result of its operations and cash flows for the year then ended in accordance with the accounting principles and standards as per the existing regulations described in Article 37 of (Turkish) Banking Law No 5411 and the statements and guidances published by the BRSA on accounting and financial reporting principles.

İstanbul,
15 February 2008

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat ALSAN
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

To the Ordinary General Meeting of Shareholders of Türkiye Garanti Bankası Anonim Şirketi

We have audited the transactions and accounts of Türkiye Garanti Bankası Anonim Şirketi for the calendar year 2007, in accordance with the Banking Law No. 5411, the Turkish Commercial Code, the Capital Markets Law, generally accepted accounting principles, applicable legislation and the bank's Articles of Association. We confirm that the balance sheet and profit-and-loss accounts of the bank comply with the relevant accounting records and the accounting records with the relevant documents. Based on these results, we recommend the approval of the balance sheet and profit-and-loss accounts submitted by the Board of Directors for the year 2007 and hereby announce our agreement with the Board of Directors' proposal for the allocation of the net profit.

Sincerely yours,

MURAT İNAN
AUDITOR

ALTAN REHA GÖKSU
AUDITOR

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi Unconsolidated Financial Report as of and for the Year Ended 31 December 2007

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Year-End Financial Report prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Financial Statements
3. Accounting Policies
4. Financial Position and Results of Operations of the Bank
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditors' Report

The unconsolidated financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of New Turkish Lira (YTL).



Ferit F. Şahenk	**S. Ergun Özen**	**Aydın Şenel**	**Mustafa Keleş**	**M. Cüneyt Sezgin**	**Des O'Shea**
Board of Directors Chairman	General Manager	Executive Vice President	Financial Accounting Director	Audit Committee Member	Audit Committee Member

The authorized contact person for questions on this financial report:
Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no : 90 212 318 23 50
Fax no : 90 212 216 59 02

Page No:

SECTION ONE
General Information

SECTION TWO
Unconsolidated Financial Statements

SECTION THREE
Accounting Policies

SECTION FOUR
Financial Position and Results of Operations

SECTION FIVE
Disclosures and Footnotes on Unconsolidated Financial Statements

SECTION SIX
Other Disclosures and Footnotes

SECTION SEVEN
Independent Auditors' Report

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

1 General Information

1.1 History of the bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 583 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 The bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on bank's risk group

As of 31 December 2007, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 shares of the Bank at a nominal value of YTL 97,650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of business consisting of financial services, automotive, media, tourism and service sectors with more than 19.800 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

1.3 Information on the bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	17 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	25 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	22 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	33 years
Charles Edward Alexander	Member	22.12.2005	University	27 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	Master	30 years
Oliver B.R.V. Piani	Member	21.02.2007	Master	26 years
Dimitri Lysander Stockton	Member	22.12.2005	University	16 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	20 years

The board membership position of Olivier B.R.V. Piani who has been assigned as of 21 February 2007 for the vacant position of Richard Alan Laxer to complete his duties, was approved by the Annual General Assembly held on 17 April 2007.

(Thousands of New Turkish Lira [YTL])

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	20 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	29 years
Afzal Mohammed Modak	EVP-Finance and Accounting	20.07.2007	Master	22 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	15 years
Ali Temel	EVP-Loans	21.10.1999	University	17 years
Gökhan Erün	EVP-Human Resources & Investment Banking	18.08.2005	Master	13 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	25 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	22 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	16 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	15 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	22 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	26 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	12 years

The top management listed above does not hold any unquoted shares of the Bank.

1.4 Information on the bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	559,900	26.6619	559,900	-
GE Araştırma ve Müşavirlik Limited Şti	437,856	20.8503	437,856	-

In accordance with the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

1.5 Summary information on the bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 31 December 2007

2 Unconsolidated Financial Statements

			THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
	ASSETS	Footnotes	YTL	FC	Total	YTL	FC	Total
I.	CASH AND BALANCES WITH CENTRAL BANK	(5.1.1)	3,186,964	4,040,903	7,227,867	1,885,335	3,391,537	5,276,872
II.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)	(5.1.2)	71,478	74,162	145,640	67,621	80,838	148,459
2.1	Financial assets held for trading		31,327	64,928	96,255	57,403	76,766	134,169
2.1.1	Government securities		21,552	64,928	86,480	50,492	75,993	126,485
2.1.2	Equity securities		-	-	-	-	-	-
2.1.3	Other securities		9,775	-	9,775	6,911	773	7,684
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		40,151	9,234	49,385	10,218	4,072	14,290
III.	BANKS	(5.1.3)	804,865	2,328,118	3,132,983	62,480	833,962	896,442
IV.	INTERBANK MONEY MARKETS		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)	(5.1.4)	9,776,793	3,325,681	13,102,474	5,620,223	4,008,884	9,629,107
5.1	Equity securities		44,751	37,674	82,425	45,825	21,668	67,493
5.2	Government securities		9,598,339	2,104,697	11,703,036	5,574,398	2,937,365	8,511,763
5.3	Other securities		133,703	1,183,310	1,317,013	-	1,049,851	1,049,851
VI.	LOANS	(5.1.5)	22,491,701	14,726,185	37,217,886	16,529,337	10,821,153	27,350,490
6.1	Performing loans		22,184,686	14,726,185	36,910,871	16,343,992	10,821,153	27,165,145
6.1.1	Loans to bank's risk group	(5.7)	143,007	306,366	449,373	14,934	130,240	145,174
6.1.2	Others		22,041,679	14,419,819	36,461,498	16,329,058	10,690,913	27,019,971
6.2	Loans under follow-up		846,538	-	846,538	636,589	-	636,589
6.3	Specific provisions (-)		539,523	-	539,523	451,244	-	451,244
VII.	FACTORING RECEIVABLES		-	-	-	-	-	-
VIII.	INVESTMENTS HELD-TO-MATURITY (Net)	(5.1.6)	3,294,938	648,827	3,943,765	3,802,826	816,021	4,618,847
8.1	Government securities		3,291,736	648,827	3,940,563	3,800,874	816,021	4,616,895
8.2	Other securities		3,202	-	3,202	1,952	-	1,952
IX.	INVESTMENTS IN ASSOCIATES (Net)	(5.1.7)	11,312	-	11,312	-	-	-
9.1	Associates consolidated under equity accounting		-	-	-	-	-	-
9.2	Unconsolidated associates		11,312	-	11,312	-	-	-
9.2.1	Financial investments in associates		11,312	-	11,312	-	-	-
9.2.2	Non-financial investments in associates		-	-	-	-	-	-
X.	INVESTMENTS IN SUBSIDIARIES (Net)	(5.1.8)	249,646	327,762	577,408	313,436	290,716	604,152
10.1	Unconsolidated financial investments in subsidiaries		241,370	327,762	569,132	305,546	290,716	596,262
10.2	Unconsolidated non-financial investments in subsidiaries		8,276	-	8,276	7,890	-	7,890
XI.	INVESTMENTS IN JOINT-VENTURES (Net)	(5.1.9)	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	LEASE RECEIVABLES (Net)	(5.1.10)	-	-	-	-	-	-
12.1	Financial lease receivables		-	-	-	-	-	-
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		-	-	-	-	-	-
XIII.	DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT	(5.1.11)	-	31,960	31,960	-	4,799	4,799
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	31,960	31,960	-	4,799	4,799
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	TANGIBLE ASSETS (Net)	(5.1.12)	939,455	375	939,830	884,325	1,121	885,446
XV.	INTANGIBLE ASSETS (Net)	(5.1.13)	96,663	351	97,014	67,515	203	67,718
15.1	Goodwill		-	-	-	-	-	-
15.2	Other intangibles		96,663	351	97,014	67,515	203	67,718
XVI.	INVESTMENT PROPERTY (Net)	(5.1.14)	-	-	-	-	-	-
XVII.	TAX ASSET	(5.1.15)	52,944	-	52,944	38,188	-	38,188
17.1	Current tax asset		-	-	-	-	-	-
17.2	Deferred tax asset		52,944	-	52,944	38,188	-	38,188
XVIII.	ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	(5.1.16)	112,850	-	112,850	115,154	-	115,154
18.1	Assets held for sale		112,850	-	112,850	115,154	-	115,154
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	OTHER ASSETS	(5.1.17)	897,721	86,828	984,549	542,620	108,619	651,239
	TOTAL ASSETS		41,987,330	25,591,152	67,578,482	29,929,060	20,357,853	50,286,913

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 31 December 2007

			THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	YTL	FC	Total	YTL	FC	Total
I.	DEPOSITS	(5.2.1)	20,012,623	19,085,479	39,098,102	14,242,516	15,896,521	30,139,037
1.1	Deposits from bank's risk group	(5.7)	304,065	171,726	475,791	304,310	102,394	406,704
1.2	Others		19,708,558	18,913,753	38,622,311	13,938,206	15,794,127	29,732,333
II.	DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING	(5.2.2)	428,635	22,642	451,277	219,766	3,136	222,902
III.	FUNDS BORROWED	(5.2.3)	1,282,828	7,275,816	8,558,644	510,041	7,380,364	7,890,405
IV.	INTERBANK MONEY MARKETS		7,447,905	728,986	8,176,891	4,256,772	557,121	4,813,893
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		7,447,905	728,986	8,176,891	4,256,772	557,121	4,813,893
V.	SECURITIES ISSUED (Net)		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	FUNDS		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Others		-	-	-	-	-	-
VII.	MISCELLANEOUS PAYABLES		1,819,991	11,574	1,831,565	1,311,410	15,420	1,326,830
VIII.	OTHER EXTERNAL FUNDINGS PAYABLE	(5.2.4)	862,906	292,951	1,155,857	105,889	452,949	558,838
IX.	FACTORING PAYABLES		-	-	-	-	-	-
X.	LEASE PAYABLES (Net)	(5.2.5)	3,075	51,663	54,738	298	44,440	44,738
10.1	Financial lease payables		3,379	55,024	58,403	336	49,341	49,677
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		304	3,361	3,665	38	4,901	4,939
XI.	DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT	(5.2.6)	-	249	249	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	249	249	-	-	-
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	PROVISIONS	(5.2.7)	541,116	20,222	561,338	413,046	14,083	427,129
12.1	General provisions		265,965	14,695	280,660	148,747	9,719	158,466
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		140,372	-	140,372	128,818	-	128,818
12.4	Insurance technical provisions (Net)		-	-	-	-	-	-
12.5	Other provisions		134,779	5,527	140,306	135,481	4,364	139,845
XIII.	TAX LIABILITY	(5.2.8)	210,225	77	210,302	192,765	83	192,848
13.1	Current tax liability		210,225	77	210,302	192,765	83	192,848
13.2	Deferred tax liability		-	-	-	-	-	-
XIV.	LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	(5.2.9)	-	-	-	-	-	-
14.1	Assets held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	SUBORDINATED DEBTS	(5.2.10)	-	596,400	596,400	-	-	-
XVI.	SHAREHOLDERS' EQUITY	(5.2.11)	6,736,584	146,535	6,883,119	4,593,631	76,662	4,670,293
16.1	Paid-in capital		2,100,000	-	2,100,000	2,100,000	-	2,100,000
16.2	Capital reserves		893,304	144,014	1,037,318	816,815	74,485	891,300
16.2.1	Share premium		-	-	-	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		95,507	112,550	208,057	67,782	71,337	139,119
16.2.4	Revaluation surplus on tangible assets		29,864	-	29,864	2,147	-	2,147
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		2,453	-	2,453	4,698	-	4,698
16.2.8	Hedging reserves (effective portion)		(7,074)	31,464	24,390	(30,366)	3,148	(27,218)
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		1,427,664	2,521	1,430,185	613,153	2,177	615,330
16.3.1	Legal reserves		153,690	2,521	156,211	89,957	2,177	92,134
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,275,689	-	1,275,689	523,677	-	523,677
16.3.4	Other profit reserves		(1,715)	-	(1,715)	(481)	-	(481)
16.4	Profit or loss		2,315,616	-	2,315,616	1,063,663	-	1,063,663
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		2,315,616	-	2,315,616	1,063,663	-	1,063,663
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		39,345,888	28,232,594	67,578,482	25,846,134	24,440,779	50,286,913

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 31 December 2007

			THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31/12/2006		
	OFF-BALANCE SHEET ITEMS	Footnotes	YTL	FC	Total	YTL	FC	Total
A.	OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)		23,134,813	22,191,738	45,326,551	16,579,521	15,402,920	31,982,441
I.	GUARANTEES AND SURETIES	(5.3.1)	3,925,972	8,429,994	12,355,966	2,688,511	6,837,765	9,526,276
1.1.	Letters of guarantee		3,924,978	5,749,874	9,674,852	2,687,808	4,575,955	7,263,763
1.1.1.	Guarantees subject to State Tender Law		306,986	423,552	730,538	268,378	628,922	897,300
1.1.2.	Guarantees given for foreign trade operations		303,752	265,210	568,962	255,968	240,821	496,789
1.1.3.	Other letters of guarantee		3,314,240	5,061,112	8,375,352	2,163,462	3,706,212	5,869,674
1.2.	Bank acceptances		600	115,887	116,487	616	142,925	143,541
1.2.1.	Import letter of acceptance		600	107,622	108,222	600	141,356	141,956
1.2.2.	Other bank acceptances		-	8,265	8,265	16	1,569	1,585
1.3.	Letters of credit		394	2,564,233	2,564,627	87	2,118,885	2,118,972
1.3.1.	Documentary letters of credit		-	1,649	1,649	-	10,810	10,810
1.3.2.	Other letters of credit		394	2,562,584	2,562,978	87	2,108,075	2,108,162
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		-	-	-	-	-	-
1.9.	Other sureties		-	-	-	-	-	-
II.	COMMITMENTS	(5.3.1)	13,163,846	3,489,188	16,653,034	9,807,443	1,586,165	11,393,608
2.1.	Irrevocable commitments		13,163,846	3,488,798	16,652,644	9,807,443	1,585,926	11,393,369
2.1.1.	Asset purchase commitments		48,248	1,560,461	1,608,709	146,776	158,806	305,582
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		812	-	812	250	-	250
2.1.4.	Loan granting commitments		2,354,191	913,337	3,267,528	1,825,959	394,698	2,220,657
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1,852,451	-	1,852,451	1,528,984	-	1,528,984
2.1.8.	Tax and fund obligations on export commitments		24,398	-	24,398	19,092	-	19,092
2.1.9.	Commitments for credit card limits		7,619,536	-	7,619,536	6,134,969	-	6,134,969
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1,264,210	1,015,000	2,279,210	151,413	1,032,422	1,183,835
2.2.	Revocable commitments		-	390	390	-	239	239
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	390	390	-	239	239
III.	DERIVATIVE FINANCIAL INSTRUMENTS	(5.3.2)	6,044,995	10,272,556	16,317,551	4,083,567	6,978,990	11,062,557
3.1.	Derivative financial instruments held for risk management		-	58,282	58,282	-	7,107	7,107
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	58,282	58,282	-	7,107	7,107
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		6,044,995	10,214,274	16,259,269	4,083,567	6,971,883	11,055,450
3.2.1.	Forward foreign currency purchases/sales		583,139	859,775	1,442,914	356,402	497,943	854,345
3.2.1.1.	Forward foreign currency purchases		320,360	384,789	705,149	235,783	193,363	429,146
3.2.1.2.	Forward foreign currency sales		262,779	474,986	737,765	120,619	304,580	425,199
3.2.2.	Currency and interest rate swaps		4,328,262	6,811,744	11,140,006	3,380,728	5,736,300	9,117,028
3.2.2.1.	Currency swaps-purchases		1,181,840	4,132,508	5,314,348	28,567	4,392,056	4,420,623
3.2.2.2.	Currency swaps-sales		3,143,966	2,676,084	5,820,050	3,346,038	1,330,945	4,676,983
3.2.2.3.	Interest rate swaps-purchases		417	1,581	1,998	3,010	6,664	9,674
3.2.2.4.	Interest rate swaps-sales		2,039	1,571	3,610	3,113	6,635	9,748
3.2.3.	Currency, interest rate and security options		1,015,177	1,907,105	2,922,282	309,499	604,878	914,377
3.2.3.1.	Currency call options		366,159	896,609	1,262,768	50,768	333,396	384,164
3.2.3.2.	Currency put options		630,600	515,233	1,145,833	258,731	120,767	379,498
3.2.3.3.	Interest rate call options		-	81,200	81,200	-	-	-
3.2.3.4.	Interest rate put options		-	-	-	-	-	-
3.2.3.5.	Security call options		10,563	113,283	123,846	-	65,742	65,742
3.2.3.6.	Security put options		7,855	300,780	308,635	-	84,973	84,973
3.2.4.	Currency futures		114,417	82,650	197,067	36,938	34,828	71,766
3.2.4.1.	Currency futures-purchases		83,070	2,219	85,289	36,938	-	36,938
3.2.4.2.	Currency futures-sales		31,347	80,431	111,778	-	34,828	34,828
3.2.5.	Interest rate futures		-	-	-	-	-	-
3.2.5.1.	Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2.	Interest rate futures-sales		-	-	-	-	-	-
3.2.6.	Others		4,000	553,000	557,000	-	97,934	97,934
B.	CUSTODY AND PLEDGED ITEMS (IV+V+VI)		129,941,310	67,163,648	197,104,958	79,954,475	53,878,013	133,832,488
IV.	ITEMS HELD IN CUSTODY		46,920,619	12,856,015	59,776,634	28,448,874	12,781,762	41,230,636
4.1.	Customers' securities held		21,162,119	3,625,534	24,787,653	3,219,699	4,408,869	7,628,568
4.2.	Investment securities held in custody		20,241,857	1,385,719	21,627,576	20,700,068	1,926,185	22,626,253
4.3.	Checks received for collection		4,204,954	494,980	4,699,934	3,641,784	378,927	4,020,711
4.4.	Commercial notes received for collection		1,281,717	1,631,219	2,912,936	864,143	1,862,917	2,727,060
4.5.	Other assets received for collection		7,197	5,402,214	5,409,411	90	3,861,442	3,861,532
4.6.	Assets received through public offering		-	18,805	18,805	-	20,233	20,233
4.7.	Other items under custody		22,775	297,544	320,319	23,090	323,189	346,279
4.8.	Custodians		-	-	-	-	-	-
V.	PLEDGED ITEMS		83,020,691	54,307,633	137,328,324	51,505,601	41,096,251	92,601,852
5.1.	Securities		169,805	-	169,805	207,080	-	207,080
5.2.	Guarantee notes		11,971,031	4,942,492	16,913,523	7,584,926	4,770,191	12,355,117
5.3.	Commodities		157	-	157	237	-	237
5.4.	Warranties		-	-	-	-	-	-
5.5.	Real estates		13,345,519	7,900,332	21,245,851	7,935,629	5,948,579	13,884,208
5.6.	Other pledged items		57,534,009	41,464,466	98,998,475	35,777,559	30,371,558	66,149,117
5.7.	Pledged items-depository		170	343	513	170	5,923	6,093
VI.	CONFIRMED BILLS OF EXCHANGE AND SURETIES		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		153,076,123	89,355,386	242,431,509	96,533,996	69,280,933	165,814,929

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Income Statement

For the Year Ended 31 December 2007

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 1 January 2007- 31 December 2007	PRIOR PERIOD 1 January 2006- 31 December 2006
I.	INTEREST INCOME	(5.4.1)	7,216,606	5,158,574
1.1	Interest income on loans		4,254,452	2,954,320
1.2	Interest income on reserve deposits		184,252	125,849
1.3	Interest income on banks		265,118	114,430
1.4	Interest income on money market transactions		5,538	2,150
1.5	Interest income on securities portfolio		2,214,573	1,691,873
1.5.1	Trading financial assets		17,214	26,704
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		1,565,595	1,118,310
1.5.4	Investments held-to-maturity		631,764	546,859
1.6	Financial lease income		-	-
1.7	Other interest income		292,673	269,952
II.	INTEREST EXPENSE	(5.4.2)	4,412,503	3,196,437
2.1	Interest on deposits		3,073,561	2,316,654
2.2	Interest on funds borrowed		618,733	426,635
2.3	Interest on money market transactions		712,517	449,215
2.4	Interest on securities issued		-	-
2.5	Other interest expenses		7,692	3,933
III.	NET INTEREST INCOME (I - II)		2,804,103	1,962,137
IV.	NET FEES AND COMMISSIONS INCOME		1,197,703	954,120
4.1	Fees and commissions received		1,612,011	1,254,273
4.1.1	Non-cash loans		95,153	85,048
4.1.2	Others		1,516,858	1,169,225
4.2	Fees and commissions paid		414,308	300,153
4.2.1	Non-cash loans		322	280
4.2.2	Others		413,986	299,873
V.	DIVIDEND INCOME	(5.4.3)	49,399	46,945
VI.	NET TRADING INCOME/LOSSES (Net)	(5.4.4)	(135,904)	(56,272)
6.1	Trading account income/losses (Net)		(71,096)	24,875
6.2	Foreign exchange gains/losses (Net)		(64,808)	(81,147)
VII.	OTHER OPERATING INCOME	(5.4.5)	1,017,870	212,746
VIII.	TOTAL OPERATING PROFIT (III+IV+V+VI+VII)		4,933,171	3,119,676
IX.	PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)	(5.4.6)	337,644	325,261
X.	OTHER OPERATING EXPENSES (-)	(5.4.7)	1,823,411	1,465,052
XI.	NET OPERATING PROFIT/LOSS (VIII-IX-X)		2,772,116	1,329,363
XII.	INCOME RESULTED FROM MERGERS		-	-
XIII.	INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING		-	-
XIV.	GAIN/LOSS ON NET MONETARY POSITION		-	-
XV.	PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)	(5.4.8)	2,772,116	1,329,363
XVI.	PROVISION FOR TAXES (±)	(5.4.9)	456,500	265,700
16.1	Current tax charge		466,608	259,965
16.2	Deferred tax charge/(credit)		(10,108)	5,735
XVII.	NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)	(5.4.10)	2,315,616	1,063,663
XVIII.	INCOME FROM DISCONTINUED OPERATIONS		-	-
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	EXPENSES FROM DISCONTINUED OPERATIONS (-)		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)	(5.4.8)	-	-
XXI.	PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)	(5.4.9)	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)	(5.4.10)	-	-
XXIII.	NET PROFIT/LOSS (XVII+XXII)	(5.4.11)	2,315,616	1,063,663
	Earnings Per Share (full YTL amount per YTL'000 face value each)		1,103	507

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Income/Expense Items Accounted under Shareholders' Equity
For the Year Ended 31 December 2007

		THOUSANDS OF NEW TURKISH LIRA (YTL)	
	INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	CURRENT PERIOD 31 December 2007	PRIOR PERIOD 31 December 2006
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	87,159	(38,829)
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	(1,772)	(523)
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	28,412	382
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	29,115	(37,958)
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	(8,478)	8,611
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	(17,907)	12,816
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	116,529	(55,501)
XI.	CURRENT PROFIT/LOSSES	2,315,616	1,063,663
1.1	Net changes in fair value of securities (transferred to income statement)	10,219	58,501
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	2,305,397	1,005,162
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	2,432,145	1,008,162

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Changes in Shareholders' Equity For the Year Ended 31 December 2007

THOUSANDS OF NEW TURKISH LIRA (YTL)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adj.s to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Accu. Rev. Surp. on Assets Held for Sale and Assets of Discont. Op.s	Total Share-holders Equity
PRIOR PERIOD (31/12/2006)																	
I. Balances at beginning of the period		2,100,000	772,554	-	-	49,261	-	64,587	137	-	708,394	194,131	2,147	4,860	3,553	-	3,899,624
II. Correction made as per TAS 8		-	-	-	-	-	-	(40,840)	-	-	12,892	(30,967)	-	-	-	-	(58,915)
2.1. Effect of corrections																	-
2.2. Effect of changes in accounting policies								(40,840)			12,892	(30,967)					(58,915)
III. Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	49,261	-	23,747	137	-	721,286	163,164	2,147	4,860	3,553	-	3,840,709
Changes during the period																	
IV. Mergers																	-
V. Market value changes of securities												(24,045)					(24,045)
VI. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(30,771)	-	(30,771)
6.1. Cash flow hedge															(405)		(405)
6.2. Hedge of net investment in foreign operations															(30,366)		(30,366)
VII. Revaluation surplus on tangible assets																	-
VIII. Revaluation surplus on intangible assets																	-
IX. Bonus shares of associates, subsidiaries and joint-ventures														40			40
X. Translation differences						95			(618)								(523)
XI. Changes resulted from disposal of assets														(202)			(202)
XII. Changes resulted from resclassification of assets																	-
XIII. Effect of change in equities of associates on bank's equity																	-
XIV. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1. Cash																	-
14.2. Internal sources																	-
XV. Share issuance																	-
XVI. Share cancellation profits																	-
XVII. Capital reserves from inflation adjustments to paid-in capital																	-
XVIII. Others																	-
XIX. Current period net profit/loss										1,063,663							1,063,663
XX. Profit distribution		-	-	-	-	42,778	-	499,930	-	-	(721,286)	-	-	-	-	-	(178,578)
20.1. Dividends											(178,578)						(178,578)
20.2. Transfers to reserves						42,778		499,930			(542,708)						-
20.3. Others																	-
Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		2,100,000	772,554	-	-	92,134	-	523,677	(481)	1,063,663	-	139,119	2,147	4,698	(27,218)	-	4,670,293
CURRENT PERIOD (31/12/2007)																	
I. Balances at beginning of the period		2,100,000	772,554	-	-	92,134	-	523,677	(481)	-	1,063,663	139,119	2,147	4,698	(27,218)	-	4,670,293
Changes during the period	(5.5.1)																
II. Mergers																	-
III. Market value changes of securities												68,938					68,938
IV. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	51,608	-	51,608
4.1. Cash flow hedge															28,316		28,316
4.2. Hedge of net investment in foreign operations															23,292		23,292
V. Revaluation surplus on tangible assets																	-
VI. Revaluation surplus on intangible assets																	-
VII. Bonus shares of associates, subsidiaries and joint-ventures																	-
VIII. Translation differences						(538)			(1,234)								(1,772)
IX. Changes resulted from disposal of assets														(2,245)			(2,245)
X. Changes resulted from resclassification of assets																	-
XI. Effect of change in equities of associates on bank's equity																	-
XII. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1. Cash																	-
12.2. Internal sources																	-
XIII. Share issuance	(5.5.4)																-
XIV. Share cancellation profits																	-
XV. Capital reserves from inflation adjustments to paid-in capital																	-
XVI. Others																	-
XVII. Current period net profit/loss										2,315,616							2,315,616
XVIII. Profit distribution		-	-	-	-	64,615	-	752,012	-	-	(1,063,663)	-	27,717	-	-	-	(219,319)
18.1. Dividends											(219,319)						(219,319)
18.2. Transfers to reserves	(5.5.3)					64,615		752,012			(816,627)						-
18.3. Others											(27,717)		27,717				-
Balances at end of the period (I+II+III+......+XVI+XVII+XVIII)		2,100,000	772,554	-	-	156,211	-	1,275,689	(1,715)	2,315,616	-	208,057	29,864	2,453	24,390	-	6,883,119

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Cash Flows

For the Year Ended 31 December 2007

			THOUSANDS OF NEW TURKISH LIRA (YTL)	
	STATEMENT OF CASH FLOWS	Footnotes	CURRENT PERIOD 31 December 2007	PRIOR PERIOD 31 December 2006
A.	CASH FLOWS FROM BANKING OPERATIONS			
1.1	Operating profit before changes in operating assets and liabilities		3,312,966	1,386,098
1.1.1	Interests received		6,775,077	4,523,476
1.1.2	Interests paid		(4,268,323)	(3,045,130)
1.1.3	Dividend received		49,399	46,945
1.1.4	Fees and commissions received		1,701,336	1,349,697
1.1.5	Other income		880,578	885,851
1.1.6	Collections from previously written-off loans and other receivables		17,676	29,773
1.1.7	Payments to personnel and service suppliers		(1,454,334)	(1,024,412)
1.1.8	Taxes paid		(58,374)	(223,263)
1.1.9	Others	(5.6.1)	(330,069)	(1,156,839)
1.2	Changes in operating assets and liabilities		379,041	1,469,680
1.2.1	Net (increase) decrease in financial assets held for trading		38,999	68,090
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks		(1,682,698)	(138,287)
1.2.4	Net (increase) decrease in loans		(9,923,267)	(10,087,341)
1.2.5	Net (increase) decrease in other assets		(2,319,020)	(853,557)
1.2.6	Net increase (decrease) in bank deposits		577,956	431,963
1.2.7	Net increase (decrease) in other deposits		8,343,180	6,851,019
1.2.8	Net increase (decrease) in funds borrowed		1,185,288	2,291,094
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities	(5.6.1)	4,158,603	2,906,699
I.	Net cash flow from banking operations		3,692,007	2,855,778
B.	CASH FLOWS FROM INVESTING ACTIVITIES			
II.	Net cash flow from investing activities		(2,700,418)	(2,444,647)
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		(187)	(14,685)
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		55,238	101,995
2.3	Purchases of tangible assets		(297,507)	(168,121)
2.4	Sales of tangible assets		44,665	367,129
2.5	Cash paid for purchase of financial assets available-for-sale		(8,884,570)	(12,577,412)
2.6	Cash obtained from sale of financial assets available-for-sale		5,805,053	8,814,352
2.7	Cash paid for purchase of investments held-to-maturity		(1,118)	(578,302)
2.8	Cash obtained from sale of investments held-to-maturity		578,008	1,610,397
2.9	Others	(5.6.1)	-	-
C.	CASH FLOWS FROM FINANCING ACTIVITIES			
III.	Net cash flow from financing activities		(310,070)	(218,544)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		(219,319)	(178,579)
3.5	Payments for financial leases		(90,751)	(39,965)
3.6	Others	(5.6.1)	-	-
IV.	Effect of change in foreign exchange rate on cash and cash equivalents	(5.6.1)	(251,324)	(93,496)
V.	Net decrease in cash and cash equivalents		430,195	99,091
VI.	Cash and cash equivalents at beginning of period		2,987,300	2,888,209
VII.	Cash and cash equivalents at end of period		3,417,495	2,987,300

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Profit Distribution

At 31 December 2007

		THOUSANDS OF NEW TURKISH LIRA (YTL)	
	STATEMENT OF PROFIT DISTRIBUTION	CURRENT PERIOD 31 December 2007	PRIOR PERIOD 31 December 2006
I.	DISTRIBUTION OF CURRENT YEAR PROFIT		
1.1	CURRENT PERIOD PROFIT	2,772,116	1,329,363
1.2	TAXES AND LEGAL DUTIES PAYABLE (-)	456,500	265,700
1.2.1	Corporate tax (income tax)	456,500	265,700
1.2.2	Withholding tax	-	-
1.2.3	Other taxes and duties	-	-
A.	NET PROFIT FOR THE PERIOD (1.1-1.2)	2,315,616	1,063,663
1.3	ACCUMULATED LOSSES (-)	-	-
1.4	FIRST LEGAL RESERVES (-)	115,781	53,183
1.5	OTHER STATUTORY RESERVES (-)	570,567	27,717
B.	NET PROFIT AVAILABLE FOR DISTRIBUTION [(A-(1.3+1.4+1.5)]	1,629,268	982,763
1.6	FIRST DIVIDEND TO SHAREHOLDERS (-)	-	181,213
1.6.1	To owners of ordinary shares	-	105,000
1.6.2	To owners of privileged shares	-	-
1.6.3	To owners of redeemed shares	-	76,213
1.6.4	To profit sharing bonds	-	-
1.6.5	To holders of profit and loss sharing certificates	-	-
1.7	DIVIDENDS TO PERSONNEL (-)	-	38,106
1.8	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
1.9	SECOND DIVIDEND TO SHAREHOLDERS (-)	-	-
1.9.1	To owners of ordinary shares	-	-
1.9.2	To owners of privileged shares	-	-
1.9.3	To owners of redeeemed shares	-	-
1.9.4	To profit sharing bonds	-	-
1.9.5	To holders of profit and loss sharing certificates	-	-
1.10	SECOND LEGAL RESERVES (-)	-	11,432
1.11	STATUS RESERVES (-)	-	752,012
1.12	EXTRAORDINARY RESERVES	-	-
1.13	OTHER RESERVES	-	-
1.14	SPECIAL FUNDS	-	-
II.	DISTRIBUTION OF RESERVES		
2.1	APPROPRIATED RESERVES	-	-
2.2	SECOND LEGAL RESERVES (-)	-	-
2.3	DIVIDENDS TO SHAREHOLDERS (-)	-	-
2.3.1	To owners of ordinary shares	-	-
2.3.2	To owners of privileged shares	-	-
2.3.3	To owners of redeemed shares	-	-
2.3.4	To profit sharing bonds	-	-
2.3.5	To holders of profit and loss sharing certificates	-	-
2.4	DIVIDENDS TO PERSONNEL (-)	-	-
2.5	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
III.	EARNINGS PER SHARE (per YTL'000 face value each)		
3.1	TO OWNERS OF ORDINARY SHARES (per YTL'000 face value each)	1,103	507
3.2	TO OWNERS OF ORDINARY SHARES (%)	110	51
3.3	TO OWNERS OF PRIVILEGED SHARES	-	-
3.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-
IV.	DIVIDEND PER SHARE		
4.1	TO OWNERS OF ORDINARY SHARES (per YTL'000 face value each)	-	86
4.2	TO OWNERS OF ORDINARY SHARES (%)	-	9
4.3	TO OWNERS OF PRIVILEGED SHARES	-	-
4.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-

Decision regarding to profit distribution will be held at General Assembly meeting.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

3 Accounting policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its unconsolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulatory and Supervisory Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis. In BRSA's Circular no.BDDK.DZM.2/13/-d-5 on 28 April 2005, it was stated that as of January 2005, the majority of criteria confirming the existence of a hyperinflationary economy are not valid anymore. Accordingly, the inflation accounting had been applied upto the end of 2004 and ceased beginning from 1 January 2005.

The accounting policies and the valuation principles applied in the preparation of the accompanying financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for the use of financial instruments and foreign currency transactions

3.2.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in management of interest and liquidity risks on balance sheet is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

(Thousands of New Turkish Lira [YTL])

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement except for foreign exchange gain/loss arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL.

Foreign currency differences arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL are classified as "securities value increase fund" under the shareholders' equity. Non-derivative liabilities are designated as the hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instrument under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Investments in associates and subsidiaries

The unconsolidated investments in associates and subsidiaries are accounted in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement". Investments in companies quoted in organized markets and for which their fair values can be reliably determined, are valued at their fair values. Others are valued at costs reduced by provisions for impairment losses, if any, in the accompanying financial statements.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank does not have any embedded derivatives.

According to the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

Interests are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are initially recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any. Interest earned on investments held-to-maturity are recognized as interest income.

Assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "loans" as negative balances on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. The funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank has no discontinued operations.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

3.12 Goodwill and other intangible assets

The Bank's intangible assets consist of leasehold improvements, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in compliance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. Since 1 January 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Estimated useful lives of the Bank's intangible assets are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in compliance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

The depreciation rates and the estimated useful lives of tangible assets are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Since 1 January 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

(Thousands of New Turkish Lira [YTL])

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank. If an inflow of economic benefits to the Bank has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Obligations of the Bank concerning employee rights

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignation or misbehaviours.

The Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits".

The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 December 2007	31 December 2006
Discount Rate	5.71%	5.71%
Expected Rate of Salary/Limit Increase	5.00%	5.00%
Estimated Employee Turnover Rate	5.81%	5.25%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the temporary article no.20 of the Social Security Law no.506.

As per the letter of the Ministry of Employement and Social Security no.55723 dated 9 November 2006, the temporary Article no.23 of the Turkish Banking Law no.5411 and the temporary Article no.6 of the Law no.5502 dated 16 May 2006, the Board of Ministry of Turkey has agreed on 30 November 2006 by the Decree of Board of Ministries no. 2006/11345 that the Decree on the transfer of pension funds similar foundations subject to the temporary article no.20 of the Social Security Law no.506 together with their members and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to Social Security Foundation (SSF) will take place.

(Thousands of New Turkish Lira [YTL])

As per the Article no.9 of the related Decision of Board of Ministries;

The discounted liability for each fund in terms of the persons transferred as of the transfer date, including the contributors left the fund, should be calculated by taking the revenues and expenditures of funds into account under the Law no.506 as follows;

a) The technical interest rate to be used for the actuarial calculation is 10.24% calculated as the nominal interest rate at the issue date of the longest-maturity discounted New Turkish Lira-denominated government bonds as of 30 June 2005, as adjusted to real interest rate using the year-end inflation target based on the consumer price index declared in the Medium-Term Program of the Turkish Government.
b) Mortality table "CSO 1980 female and male lifetime tables" will be used for death-age assumptions.
c) Estimated premium payments (including insurance premiums for illness) made by contributors of the fund after the date of transfer of the fund (i.e. active members and persons making volantary premium payments) up to the date they are entitled to receive salary or income as per the Law no.506 are taken into account as revenue in the calculation of discounted value of the fund.

The technical financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article. As per the actuarial report dated 15 February 2008 and prepared in compliance with the principles explained above, there is no technical or actual deficit determined which requires provision against.

Following the President's application for the annulment of certain statements of the related Article of the Turkish Banking Law no.5411 related with the transfer of funds to SSF on 2 November 2005, by the decision of the Constitutional Court no.E.2005/39, K.2007/33 dated 22 March 2007 as published in the Official Gazette no.26479 dated 31 March 2007, the related Article was annulled and its execution was aborted as of the publication date of this decision. The Constitutional Court's detailed verdict for the annulment of the first paragraph of the temporary Article no.23 of the Turkish Banking Law is published in the Official Gazette no. 26731 dated 15 December 2007. The Constitutional Court stated that the reason behind this annulment was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Turkish Parliament is currently working on new legal arrangements. As of the report date, the legislative work on this subject continues.

3.18 Taxation

3.18.1 Corporate tax

In accordance with Article No. 32 of the new Corporate Tax Law no.5520 published in the Official Gazette no.26205 dated 21 June 2006, the corporate tax rate is reduced from 30% to 20%. Accordingly, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

(Thousands of New Turkish Lira [YTL])

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.19 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 December 2007, the Bank does not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

Information on the business segments is as follows as of 31 December 2007:

Current Period	Retail Banking	Corporate Banking	Invesment Banking	Other	Total Operations
Total Operating Profit	1,386,049	1,538,297	758,718	286,972	3,970,036
Other	-	-	-	913,736	913,736
Total Operating Profit	**1,386,049**	**1,538,297**	**758,718**	**1,200,708**	**4,883,772**
Net Operating Profit	971,312	896,646	519,816	334,943	2,722,717
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	49,399	49,399
Net Operating Profit	**971,312**	**896,646**	**519,816**	**384,342**	**2,772,116**
Provision for Taxes	-	-	-	456,500	456,500
Net Profit	**971,312**	**896,646**	**519,816**	**(72,158)**	**2,315,616**
Segment Assets	13,682,475	23,535,411	27,079,352	2,692,524	66,989,762
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	588,720	588,720
Undistributed Items	-	-	-	-	-
Total Assets	**13,682,475**	**23,535,411**	**27,079,352**	**3,281,244**	**67,578,482**
Segment Liabilities	23,946,399	15,597,065	19,427,853	1,724,046	60,695,363
Shareholders' Equity	-	-	-	6,883,119	6,883,119
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**23,946,399**	**15,597,065**	**19,427,853**	**8,607,165**	**67,578,482**
Other Segment Items					
Capital Expenditure	-	-	-	272,545	272,545
Depreciation Expenses	-	-	-	171,404	171,404
Impairment Losses	-	-	319	337,325	337,644
Other Non-Cash Income/Expenses	32,970	(34,339)	155,938	(72,453)	82,116
Restructuring Costs	-	-	-	-	-

(Thousands of New Turkish Lira [YTL])

3.24 Other disclosures

3.24.1 Disclosures for the first-time adoption of Turkish Accounting Standards

The accounting principles and valuation methods used in the preparation of the prior period financial statements are revised as explained in Note 3.1 in compliance with Turkish Accounting Standards and Turkish Financial Reporting Standards as per the communiqué no.1 "Frame for Preparation and Presentation of Financial Statements" of the Turkish Accounting Standards Board published on the Official Gazette no.25702 dated 16 January 2005. In compliance with the Turkish Accounting Standard 8 (TAS 8) "Accounting Policies, Changes in Accounting Estimates and Errors", the adjustments net of deferred tax effects made to the financial statements of the prior period are summarized below.

	Securities Value Increase Fund	Net Profit/Loss Current Period	Prior Periods' Profit/Loss	Shareholders' Equity
Reported Balances as of 31 December 2005	194,131	708,394	459,041	3,899,624
Reserve for Employee Severance Indemnities	-	(8,576)	(9,805)	(18,381)
Provision for Short-Term Employee Benefits	-	(6,198)	(23,290)	(29,488)
Provision for Promotion Expenses of Credit Cards	-	(3,301)	(7,745)	(11,046)
Exchange Rate Difference on Investments in Foreign Associates, Subsidiaries and Joint-Ventures	(30,967)	30,967	-	-
Adjusted Balances as of 31 December 2005	163,164	721,286	418,201	3,840,709

3.24.2 Other reclassifications

As of 31 December 2006, the foreign currency-indexed loans amounting to YTL 1,209,033 thousands are reclassified from "foreing currency loans" to "turkish lira loans".

The non-financial investment in Bankalararası Kart Merkezi AŞ by 10.15% amounting to YTL 1,177 thousands is reclassified to "financial assets available-for-sale" as of 31 December 2006.

As of 31 December 2006, commissions received for cash loans amounting to YTL 95,424 thousands are classified to "interest income on loans" and commissions paid for funds borrowed amounting to YTL 35,093 thousands are classified to "interest expense on funds borrowed".

4 Financial position and results of operations

4.1 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 15.38%.

4.1.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.1.2 Capital adequacy ratio

	Risk Weightings				
	0%	10%	20%	50%	100%
Value at Credit Risk					
Balance Sheet Items (Net)	**26,382,832**	-	**3,101,574**	**7,581,325**	**29,914,059**
Cash on Hand	517,654	-	695	-	-
Securities in Redemption	-	-	-	-	-
Balances with the Central Bank of Turkey	1,801,677	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	580,000	-	1,726,595	-	732,668
Interbank Money Market Placements	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-
Reserve Deposits	4,857,119	-	-	-	-
Loans	2,410,997	-	92,944	7,512,198	26,400,607
Loans under Follow-Up (Net)	-	-	-	-	307,014
Lease Receivables	-	-	-	-	-
Financial Assets Available-for-Sale	10,884,073	-	1,015,000	-	355,001
Investments Held-to-Maturity	3,772,165	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	35,682
Miscellaneous Receivables	390	-	-	-	78,024
Accrued Interest and Income	1,061,131	-	116,831	69,127	427,737
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	-	576,990
Tangible Assets (Net)	-	-	-	-	971,595
Other Assets	497,626	-	149,509	-	28,741
Off-Balance Sheet Items	**289,920**	-	**5,609,810**	**1,097,686**	**5,931,462**
Non-Cash Loans and Commitments	289,920	-	5,199,230	1,097,686	5,913,785
Derivative Financial Instruments	-	-	410,580	-	17,677
Non-Risk-Weighted Accounts	-	-	-	-	-
Total Risk-Weighted Assets	26,672,752	-	8,711,384	8,679,011	35,845,521

4.1.3 Summary information related to capital adequacy ratio

	Current Period	Prior Period
Value at Credit Risk	41,927,303	31,465,572
Value at Market Risk	579,538	303,300
Value at Operational Risk	4,520,072	-
Shareholders' Equity	7,230,960	4,485,274
Shareholders' Equity/(VaCR+VaMR+VaOR)*100 (*)	15.38	14.12

(*) VaCR : Value at Credit Risk
VaMR : Value at Market Risk
VaOR : Value at Operational Risk

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.1.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,100,000	2,100,000
Nominal Capital	2,100,000	2,100,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	156,211	92,134
I. Legal Reserve (Turkish Commercial Code 466/1)	137,421	84,776
II. Legal Reserve (Turkish Commercial Code 466/2)	18,790	7,358
Reserves Allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,275,689	523,677
Reserve allocated as per the Decision held by the General Assembly	1,275,689	523,677
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,315,616	1,063,663
Current Period Profit	2,315,616	1,063,663
Prior Periods Profit	-	-
Provision for Possible Losses (up to 25% of Core Capital)	32,000	30,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	27,717	-
Primary Subordinated Debt (up to 15% of Core Capital)	-	-
Loss Excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	85,128	57,100
Prepaid Expenses (-)	231,262	146,106
Intangible Assets (-)	11,886	10,618
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**6,679,787**	**4,582,028**
SUPPLEMENTARY CAPITAL		
General Provisions	280,660	158,466
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus shares of Associates, Subsidiaries and Joint-Ventures	2,453	4,698
Hedging Reserves (effective portion)	24,390	(27,218)
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	580,000	-
45% of Securities Value Increase Fund	85,510	62,603
Associates and Subsidiaries	(5,312)	3,158
Investment Securities Available for Sale	90,822	59,445
Other Reserves	(1,715)	(481)
Total Supplemantary Capital	**972,264**	**199,034**
TIER III CAPITAL	-	-
CAPITAL	**7,652,051**	**4,781,062**
DEDUCTIONS FROM CAPITAL	**421,091**	**295,788**
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	11,730	418
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	81,085	81,546
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	7,230,960	4,485,274

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.2 Credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partially or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary. The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed on a monthly basis.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. This is in line with the concentration of industrial and commercial activities in Turkey.

In accordance with the Bank's lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and corporate guarantees.

The Bank has control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The Bank follows up the risk arising from such instruments and takes the necessary actions to decrease it when necessary.

The liquidated non-cash loans are subject to the same risk weighting with the overdue loans.

The Bank performs foreign trade finance and other interbank credit transactions through widespread correspondents network. Accordingly, the Bank assigns limits to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

The Bank's largest 100 cash loan customers compose 28.59% of the total cash loan portfolio.

The Bank's largest 100 non-cash loan customers compose 50.52% of the total non-cash loan portfolio.

The Bank's largest 100 cash and non-cash loan customers represent 12.92% of the total "on and off balance sheet" assets.

The general provision for credit risk amounts to YTL 280,660 thousands.

The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Customer and regional concentration of credit risks:

	Loans to Individuals and Corporates		Balances with Banks and Central Bank of Turkey		Securities*		Other Credits**		Off-Balance Sheet Commitments and Contingencies	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Customer concentration										
Private Sector	22,408,711	16,018,808	-	-	287,365	160,189	228,523	422,230	27,862,123	19,808,750
Public Sector	1,034,439	905,600	-	-	15,609,360	13,111,025	84,000	76,343	75,062	13,147
Banks	104,579	97,111	9,842,501	5,823,350	1,163,344	1,043,416	647,074	150,307	8,611,037	6,299,859
Retail Customers	13,670,157	10,328,971	-	-	-	-	24,952	2,359	253,871	165,240
Equity Securities	-	-	-	-	82,425	67,493	588,720	604,152	-	-
Total	37,217,886	27,350,490	9,842,501	5,823,350	17,142,494	14,382,123	1,573,269	1,255,391	36,802,093	26,286,996
Regional concentration										
Domestic	36,064,997	27,078,648	7,104,156	5,381,263	15,968,437	13,338,707	1,195,507	919,208	28,215,163	20,188,057
European Union (EU) Countries	727,378	189,068	2,299,893	242,465	1,039,423	897,013	337,103	300,303	5,777,665	4,461,539
OECD Countries ***	10,367	-	5,824	4,568	-	-	-	-	541,434	235,573
Off-Shore Banking Regions	5,227	24,146	67,495	37,115	13,915	1,952	964	395	24,196	14,991
USA, Canada	3,871	311	274,441	126,432	120,719	144,451	-	-	2,028,612	1,082,037
Other Countries	406,046	58,317	90,692	31,507	-	-	39,695	35,485	215,023	304,799
Total	37,217,886	27,350,490	9,842,501	5,823,350	17,142,494	14,382,123	1,573,269	1,255,391	36,802,093	26,286,996

* Includes financial assets at fair value through profit or loss, financial assets available-for-sale and investments held-to-maturity

** Includes transactions defined as credit as per the Article 48 of the Turkish Banking Law No 5411 and not covered in the first three columns above

*** OECD countries other than EU countries, USA and Canada

4.2.1 Geographical concentration

	Assets	Liabilities	Non-cash Loans	Capital Expenditures	Net Profit/(Loss)
Current Period					
Domestic	62,247,270	55,486,173	10,346,161	272,545	2,295,452
EU Countries	4,291,589	5,496,322	1,227,937	-	16,595
OECD Countries*	15,782	780,097	232,657	-	-
Off-Shore Banking Regions	86,743	206,350	24,196	-	3,569
USA, Canada	396,446	5,223,800	310,342	-	-
Other Countries	540,652	385,740	214,673	-	-
Unallocated Assets/Liabilities**	-	-			
Total	67,578,482	67,578,482	12,355,966	272,545	2,315,616
Prior Period					
Domestic	48,224,335	39,945,339	8,218,665	162,918	1,042,175
EU Countries	1,644,539	3,373,822	630,600	-	16,182
OECD Countries*	4,706	1,543,114	143,877	-	-
Off-Shore Banking Regions	60,726	78,822	14,991	-	5,306
USA, Canada	274,833	4,464,822	234,269	-	-
Other Countries	77,774	880,994	283,874	-	-
Unallocated Assets/Liabilities**	-	-			
Total	50,286,913	50,286,913	9,526,276	162,918	1,063,663

* OECD countries other than EU countries, USA and Canada

** Assets, liabilities and equity items that can not be allocated on a consistent basis

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.2.2 Sectoral distribution of cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**194,622**	**0.87**	**67,105**	**0.45**	**133,017**	**0.81**	**51,577**	**0.47**
Farming and Stockbreeding	189,456	0.85	63,035	0.43	128,942	0.79	50,898	0.47
Forestry	410	-	424	-	183	-	459	-
Fishery	4,756	0.02	3,646	0.02	3,892	0.02	220	-
Manufacturing	**2,979,181**	**13.43**	**5,068,092**	**34.42**	**2,242,164**	**13.71**	**3,433,866**	**31.79**
Mining	109,773	0.49	135,543	0.92	73,391	0.45	91,165	0.84
Production	2,528,660	11.40	4,088,742	27.77	1,841,912	11.26	3,093,051	28.64
Electricity, Gas, Water	340,748	1.54	843,807	5.73	326,861	2.00	249,650	2.31
Construction	**842,137**	**3.80**	**1,072,745**	**7.28**	**528,960**	**3.23**	**510,988**	**4.73**
Services	**3,948,314**	**17.80**	**7,120,547**	**48.35**	**2,812,460**	**17.19**	**5,158,111**	**47.75**
Wholesale and Retail Trade	2,633,025	11.87	1,626,111	11.04	1,818,324	11.11	1,507,281	13.95
Hotel, Food and Beverage Services	248,316	1.12	581,469	3.95	158,978	0.97	510,814	4.73
Transportation and Telecommunication	534,167	2.41	2,549,713	17.31	464,340	2.84	1,467,569	13.59
Financial Institutions	291,397	1.31	1,943,569	13.20	205,388	1.26	1,304,186	12.07
Real Estate and Renting Services	69,913	0.32	206,285	1.40	46,431	0.28	165,199	1.53
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	56,473	0.25	28,093	0.19	31,440	0.19	24,762	0.23
Health and Social Services	115,023	0.52	185,307	1.26	87,559	0.54	178,300	1.65
Other	**14,220,432**	**64.10**	**1,397,696**	**9.50**	**10,627,391**	**65.06**	**1,666,611**	**15.26**
Total	22,184,686	100.00	14,726,185	100.00	16,343,992	100.00	10,821,153	100.00

4.2.3 Credit risk by business segments

Loan Groups	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Performing Loans					
Cash Loans	23,105,185	8,027,380	5,712,790	8,801,136	45,646,491
Non-Cash Loans	12,348,625	2,354,191	7,619,536	6,678,917	29,001,269
Loans under Follow-Up					
Cash Loans	65,516	-	-	-	65,516
Non-Cash Loans	1,509	-	-	-	1,509
Non-Performing Loans					
Cash Loans	282,286	209,804	354,448	-	846,538
Non-Cash Loans	5,832	-	-	-	5,832
Total					
Cash Loans	**23,452,987**	**8,237,184**	**6,067,238**	**8,801,136**	**46,558,545**
Non-Cash Loans	**12,355,966**	**2,354,191**	**7,619,536**	**6,678,917**	**29,008,610**

Provision Types	Corporate	Retail	Credit Cards	Others	Total
Specific Provision					
Cash Loans	172,387	105,471	261,665	-	539,523
Non-Cash Loans	1,763	-	-	-	1,763
General Provision					
Cash Loans	140,770	48,752	33,167	27,591	250,280
Non-Cash Loans	15,186	2,882	9,104	3,208	30,380

(Thousands of New Turkish Lira [YTL])

4.3 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "*Regulation on Bank's Internal Control and Risk Management Systems*" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model. The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1 Value at market risk

		Amount
(I)	Capital Obligation against General Market Risk-Standard Method	41,391
(II)	Capital Obligation against Specific Risks-Standard Method	98
(III)	Capital Obligation against Currency Risk-Standard Method	720
(IV)	Capital Obligation against Stocks Risks-Standard Method	-
(V)	Capital Obligation against Exchange Risks-Standard Method	-
(VI)	Capital Obligation against Market Risks of Options-Standard Method	4,154
(VII)	Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII)	**Total Capital Obligation against Market Risk (I+II+III+IV+V+VI)**	**46,363**
(IX)	Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	579,538

4.3.2 Monthly average values at market risk

	Current Period			Prior Period		
	Average	Highest	Lowest	Average	Highest	Lowest
Interest Rate Risk	687,656	792,174	518,613	1,319,969	1,908,575	221,488
Common Share Risk	3,667	14,700	-	98,722	159,938	-
Currency Risk	136,017	360,925	9,000	60,399	229,800	4,838
Stock Risk	-	-	-	-	-	-
Exchange Risk	-	-	-	-	-	-
Option Risk	83,433	204,950	24,250	64,159	246,775	4,274
Total Value at Risk	910,773	1,372,749	551,863	1,543,249	2,545,088	230,600

The value at market risk as of 31 December 2006 and subsequent periods is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and the "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006. For all the prior periods, the calculations made according to the legislation valid during such periods are used.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.4 Operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, extraordinary income and income derived from insurance claims at year-end.

Basic Indicator Method	31 December 2006	31 December 2005	31 December 2004
(I) Net Interest Income	1,901,806	1,674,660	1,287,787
(II) Net Fees and Commissions Income	1,014,451	737,637	554,659
(III) Dividend Income	46,945	3,141	60,532
(IV) Net Trading Income/(Losses)	(56,272)	133,434	162,814
(V) Other Operating Income	212,746	184,580	142,792
(VI) Gain/(Loss) on Securities Available-for-Sale and Held-to-Maturity	50,081	55,676	61,426
(VII) Extraordinary Income	240,613	143,419	278,382
(VIII) Insurance Claim Collections	-	-	-
(IX) Gross Income (I+II+III+IV+V-VI-VII-VIII)	2,828,982	2,534,357	1,868,776
(X) Capital Obligation (IX x 15%)	424,347	380,154	280,316
(XI) Average Capital Obligation against Operational Risk		361,606	
(XII) Value at Operational Risk (XI x 12.5)		4,520,072	

4.5 Currency risk

Foreign currency position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2007, the Bank's net 'on balance sheet' foreign currency short position amounts to YTL 1,099,543 thousands (31 December 2006: YTL 2,825,652 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 983,320 thousands (31 December 2006: YTL 2,829,902 thousands), while net foreign currency short position amounts to YTL 116,223 thousands (31 December 2006: YTL 4,250 thousands, a net foreign currency long position).

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

Currency risk exposure

The possible increases or decreases in the shareholders' equity and the profit/loss (excluding tax effect) as per an assumption of devaluation by 10% of YTL against currencies mentioned below as of 31 December 2007 and 2006 are presented in the below table. The other variables, especially the interest rates, are assumed to be fixed in this analysis.

	Current Period		Prior Period	
	Profit or Loss of Period	Shareholders' Equity (*)	Profit or Loss of Period	Shareholders' Equity (*)
US$	(31,101)	(16,903)	(11,613)	(4,216)
EUR	4,208	4,410	902	954
Other FCs	870	870	3,688	3,688
Total, net	(26,023)	(11,623)	(7,023)	426

(*) The effect on shareholders' equity also includes the effect of devaluation by 10% of YTL against other currencies on the profit/loss.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	US$	EUR	Yen (100)	GBP
Foreign currency purchase rates at balance sheet date	1.1600	1.6968	1.0379	2.3113
Rates for the days before balance sheet date;				
Day 1	1.1630	1.7110	1.0288	2.3202
Day 2	1.1700	1.7047	1.0253	2.3265
Day 3	1.1700	1.6967	1.0259	2.3212
Day 4	1.1700	1.6843	1.0247	2.3141
Day 5	1.1700	1.6853	1.0230	2.3126
Last 30-days arithmetical average rates	1.1699	1.7034	1.0406	2.3614

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,573,759	385,455	339	81,350	4,040,903
Banks	424,883	1,876,092	4,435	22,708	2,328,118
Financial Assets at Fair Value through Profit/Loss	21,815	43,066	1,668	25	66,574
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	59,863	3,265,818	-	-	3,325,681
Loans (*)	5,863,691	9,944,290	20,773	308,992	16,137,746
Investments in Associates, Subsidiaries and Joint-Ventures	270,918	56,844	-	-	327,762
Investments Held-to-Maturity	4,493	644,334	-	-	648,827
Derivative Financial Assets Held for Risk Management	-	31,960	-	-	31,960
Tangible Assets	-	375	-	-	375
Intangible Assets	-	351	-	-	351
Other Assets	11,597	29,962	2	533	42,094
Total Assets	10,231,019	16,278,547	27,217	413,608	26,950,391
Liabilities					
Bank Deposits	128,229	491,093	16	77,479	696,817
Foreign Currency Deposits	7,206,713	10,662,441	57,749	399,717	18,326,620
Interbank Money Market Takings	-	728,986	-	-	728,986
Other Fundings	1,612,916	6,257,249	2,051	-	7,872,216
Securities Issued	-	-	-	-	-
Miscellaneous Payables	3,607	7,496	-	471	11,574
Derivative Financial Liabilities Held for Risk Management	-	249	-	-	249
Other Liabilities (**)	149,130	194,004	3,485	66,853	413,472
Total Liabilities	9,100,595	18,341,518	63,301	544,520	28,049,934
Net 'On Balance Sheet' Position	1,130,424	(2,062,971)	(36,084)	(130,912)	(1,099,543)
Net 'Off-Balance Sheet' Position	(1,086,320)	1,893,946	36,273	139,421	983,320
Derivative Assets	667,582	4,871,412	165,317	549,626	6,253,937
Derivative Liabilities	1,753,902	2,977,466	129,044	410,205	5,270,617
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	8,225,075	13,117,659	16,188	176,743	21,535,665
Total Liabilities	6,908,285	16,946,207	19,815	487,010	24,361,317
Net 'On Balance Sheet' Position	1,316,790	(3,828,548)	(3,627)	(310,267)	(2,825,652)
Net 'Off-Balance Sheet' Position	(1,307,253)	3,786,385	3,197	347,573	2,829,902
Derivative Assets	148,462	4,466,731	3,197	434,199	5,052,589
Derivative Liabilities	1,455,715	680,346	-	86,626	2,222,687
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans (YTL 1,411,561 thousands) included under YTL loans in the accompanying balance sheet are presented above under the related foreign currency codes.

(**)Other liabilities also include gold deposits of YTL 62,042 thousands.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,907,841	-	-	-	-	2,320,026	7,227,867
Banks	1,396,552	522,974	917,835	35,120	-	260,502	3,132,983
Financial Assets at Fair Value through Profit/Loss	21,557	29,887	31,836	21,566	40,794	-	145,640
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,329,977	3,838,532	1,803,631	4,540,522	1,507,388	82,424	13,102,474
Loans	9,470,750	7,004,673	7,879,424	9,776,230	2,779,794	307,015	37,217,886
Investments Held-to-Maturity	662,039	2,471,920	168,692	641,114	-	-	3,943,765
Other Assets	48,306	277	4,089	5,409	25,818	2,723,968	2,807,867
Total Assets	17,837,022	13,868,263	10,805,507	15,019,961	4,353,794	5,693,935	67,578,482
Liabilities							
Bank Deposits	1,108,718	53,403	6,023	47,339	39,437	332,631	1,587,551
Other Deposits	25,475,339	3,723,160	1,216,706	52,238	-	7,043,108	37,510,551
Interbank Money Market Takings	6,942,341	278,547	384,561	571,442	-	-	8,176,891
Miscellaneous Payables	-	-	-	-	-	1,831,565	1,831,565
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,240,621	2,015,014	1,600,391	299,018	-	-	9,155,044
Other Liabilities	140,219	130,560	139,570	22,199	73,715	8,810,617	9,316,880
Total Liabilities	38,907,238	6,200,684	3,347,251	992,236	113,152	18,017,921	67,578,482
On Balance Sheet Long Position	-	7,667,579	7,458,256	14,027,725	4,240,642	-	33,394,202
On Balance Sheet Short Position	(21,070,216)	-	-	-	-	(12,323,986)	(33,394,202)
Off-Balance Sheet Long Position	2,596	82	731	-	-	-	3,409
Off-Balance Sheet Short Position	(72)	(20,686)	(3,777)	-	-	-	(24,535)
Total Position	(21,067,692)	7,646,975	7,455,210	14,027,725	4,240,642	(12,323,986)	(21,126)

(Thousands of New Turkish Lira [YTL])

Average interest rates on monetary financial instruments:

Current Period	Euro %	US$ %	Yen %	YTL %
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.80	-	-	11.81
Banks	4.02	5.59	-	22.65
Financial Assets at Fair Value through Profit/Loss	6.49	7.98	-	18.94
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.64	7.93	-	17.62
Loans	6.47	7.20	2.31	23.71
Investments Held-to-Maturity	9.11	9.47	-	20.09
Liabilities				
Bank Deposits	5.65	5.65	-	16.65
Other Deposits	2.90	3.92	0.48	14.73
Interbank Money Market Takings	-	5.20	-	15.44
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.91	5.72	1.85	13.66

4.6.2 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,425,434	-	-	-	-	1,851,438	5,276,872
Banks	713,825	15,199	15,515	15,077	-	136,826	896,442
Financial Assets at Fair Value through Profit/Loss	8,538	25,201	55,951	49,208	9,561	-	148,459
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,760,022	3,895,051	1,489,447	1,108,983	1,308,111	67,493	9,629,107
Loans	7,905,344	5,171,776	7,746,379	4,738,262	1,603,384	185,345	27,350,490
Investments Held-to-Maturity	530,310	2,375,743	467,664	1,245,130	-	-	4,618,847
Other Assets	208,608	7,857	207,404	40,998	-	1,901,829	2,366,696
Total Assets	14,552,081	11,490,827	9,982,360	7,197,658	2,921,056	4,142,931	50,286,913
Liabilities							
Bank Deposits	560,366	153,754	14,066	17,306	-	268,782	1,014,274
Other Deposits	19,719,324	2,380,000	638,903	764	-	6,385,772	29,124,763
Interbank Money Market Takings	3,607,983	213,447	-	992,463	-	-	4,813,893
Miscellaneous Payables	-	-	-	-	-	1,326,830	1,326,830
Securities Issued	-	-	-	-	-	-	-
Other Fundings	3,350,372	1,143,978	3,123,893	272,162	-	-	7,890,405
Other Liabilities	1,467,136	168,277	321,350	11,845	-	4,148,140	6,116,748
Total Liabilities	28,705,181	4,059,456	4,098,212	1,294,540	-	12,129,524	50,286,913
On Balance Sheet Long Position	-	7,431,371	5,884,148	5,903,118	2,921,056	-	22,139,693
On Balance Sheet Short Position	(14,153,100)	-	-	-	-	(7,986,593)	(22,139,693)
Off-Balance Sheet Long Position	20,773	192	-	-	-	-	20,965
Off-Balance Sheet Short Position	(10,521)	(167)	-	-	-	-	(10,688)
Total Position	(14,142,848)	7,431,396	5,884,148	5,903,118	2,921,056	(7,986,593)	10,277

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Average interest rates on monetary financial instruments:

Prior Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.73	-	-	14.43
Banks	3.55	5.29	-	15.17
Financial Assets at Fair Value through Profit/Loss	5.63	7.37	-	19.74
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.34	8.15	-	20.60
Loans	5.73	7.62	2.80	25.16
Investments Held-to-Maturity	9.14	9.48	-	17.53
Liabilities				
Bank Deposits	3.69	5.90	-	18.56
Other Deposits	2.02	3.42	0.68	15.77
Interbank Money Market Takings	-	5.45	-	17.14
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.32	5.97	-	17.58

4.6.3 Possible effects of interest rate sensitivity of financial assets and liabilities on profit/loss and shareholders' equity in future period

The sensitivity of the income statement is the effect of possible changes in the interest rates on the net interest income of floating rate financial assets and liabilities not held for trading purposes as of 31 December 2007. The sensitivity of the shareholders' equity as of 31 December 2007, is calculated through revaulating the financial assets available-for-sale taking into account the possible changes in interest rates. The tax effects are not considered in the anaysis. The other variables, especially exchanges rates, are assumed to be fixed in this analysis. The same method is applied for 31 December 2006. The sensivity of trading portfolio is also included in the below table.

	Profit or Loss of Period		Shareholders' Equity (*)	
Current Period	increase by 100 bps	decrease by 100 bps	increase by 100 bps	decrease by 100 bps
Financial assets at fair value through profit or loss	19,041	(20,072)	19,041	(20,072)
Financial assets available-for-sale	-	-	247,139	(269,742)
Financial assets at floating rates	283,524	(296,401)	283,524	(296,401)
Financial liabilities at floating rates	(89,699)	93,446	(89,699)	93,446
Total, net	212,866	(223,027)	460,005	(492,769)

	Profit or Loss of Period		Shareholders' Equity (*)	
Prior Period	increase by 100 bps	decrease by 100 bps	increase by 100 bps	decrease by 100 bps
Financial assets at fair value through profit or loss	(3,400)	3,433	(3,400)	3,433
Financial assets available-for-sale	-	-	88,817	(93,472)
Financial assets at floating rates	117,917	(121,994)	117,917	(121,994)
Financial liabilities at floating rates	(40,596)	41,265	(40,596)	41,265
Total, net	73,921	(77,296)	162,738	(170,768)

(*) The effect on shareholders' equity also includes the effect of 100 bps increase or decrease in interest rates on the profit/loss.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ
Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007
(Thousands of New Turkish Lira [YTL])

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The liquidity ratios in 2007 are as follows:

	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC+YTL	FC	FC+YTL
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistri-buted (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,320,026	4,907,841	-	-	-	-	-	7,227,867
Banks	260,502	1,396,552	35,789	2,138	833,838	604,164	-	3,132,983
Financial Assets at Fair Value through Profit/Loss	-	20,734	20,101	32,595	31,363	40,847	-	145,640
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	82,424	-	178,634	2,205,769	7,973,067	2,662,580	-	13,102,474
Loans	76,562	7,774,202	4,550,286	6,053,083	11,896,332	6,560,406	307,015	37,217,886
Investments Held-to-Maturity	-	146,506	140,904	168,692	3,487,663	-	-	3,943,765
Other Assets	586,559	160,685	277	4,089	5,409	25,818	2,025,030	2,807,867
Total Assets	3,326,073	14,406,520	4,925,991	8,466,366	24,227,672	9,893,815	2,332,045	67,578,482
Liabilities								
Bank Deposits	332,631	1,108,717	53,403	6,023	47,339	39,438	-	1,587,551
Other Deposits	7,043,108	25,469,489	3,708,106	1,130,636	74,102	85,110	-	37,510,551
Other Fundings	-	96,572	112,996	3,156,692	1,324,898	4,463,886	-	9,155,044
Interbank Money Market Takings	-	6,942,341	278,547	384,561	571,442	-	-	8,176,891
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	148,294	1,683,271	-	-	-	-	-	1,831,565
Other Liabilities (**)	886,663	245,939	212,176	139,570	22,197	73,715	7,736,620	9,316,880
Total Liabilities	8,410,696	35,546,329	4,365,228	4,817,482	2,039,978	4,662,149	7,736,620	67,578,482
Liquidity Gap	(5,084,623)	(21,139,809)	560,763	3,648,884	22,187,694	5,231,666	(5,404,575)	-
Prior Period								
Total Assets	2,221,082	11,060,981	4,546,213	7,114,828	19,331,619	3,967,518	2,044,672	50,286,913
Total Liabilities	6,840,774	24,598,835	3,762,250	3,364,423	2,906,737	3,430,391	5,383,503	50,286,913
Liquidity Gap	(4,619,692)	(13,537,854)	783,963	3,750,405	16,424,882	537,127	(3,338,831)	-

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	Prior Period	Current Period	Prior Period
Finansal Assets	64,106,626	47,420,617	64,398,611	47,205,996
Interbank Money Market Placements	-	-	-	-
Banks	9,842,501	5,823,350	9,842,501	5,823,350
Financial Assets Available-for-Sale	13,102,474	9,627,930	13,102,474	9,627,930
Investments Held-to-Maturity	3,943,765	4,618,847	3,943,151	4,571,140
Loans	37,217,886	27,350,490	37,510,485	27,183,576
Financial Liabilities	58,261,600	44,170,166	58,261,600	44,170,166
Bank Deposits	1,587,551	1,014,275	1,587,551	1,014,275
Other Deposits	37,510,551	29,124,763	37,510,551	29,124,763
Other Fundings	17,331,935	12,704,298	17,331,935	12,704,298
Securities Issued	-	-	-	-
Miscellaneous Payables	1,831,563	1,326,830	1,831,563	1,326,830

Fair values of financial assets available-for-sale and investments held-to-maturity are derived from market prices or in case of absence of such prices, market prices of other securities quoted in similar qualified markets and having substantially similar characteristics in terms of interest, maturity and other conditions.

Fair values of loans are calculated discounting future cash flows at current market interest rates for fixed-rate loans. The carrying values of floating-rate loans are deemed a reasonable proxy for their fair values.

Fair values of other financial assets and liabilities are represented by the total of acquisition costs and accrued interest income.

4.9 Transactions carried out on behalf of customers, items held in trust

The Bank provides buying, selling and custody services and management and advisory services in financial matters for its customers.

The Bank is not involved in trust activities.

5 Disclosures and Footnotes on Unconsolidated Financial Statements

5.1 Assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	244,772	200,258	181,169	146,565
Central Bank of Turkey	2,939,012	3,770,506	1,700,078	3,226,830
Others	3,180	70,139	4,088	18,142
Total	3,186,964	4,040,903	1,885,335	3,391,537

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	2,777	1,798,900	621	1,500,852
Unrestricted Time Deposits	-	-	500,730	-
Restricted Time Deposits	-	-	-	-
Reserve Deposits	2,936,235	1,971,606	1,198,727	1,725,978
Total	2,939,012	3,770,506	1,700,078	3,226,830

The banks operating in Turkey keep reserve deposits for Turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 11.81% for YTL deposits and 1.95% and 1.80% for foreign currency deposits in USD and EUR, respectively.

5.1.2 Information on financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

None.

5.1.2.2 Positive differences on derivative financial assets held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	8,479	5,837	7,520	899
Swap Transactions	12,741	1,923	59	2,963
Futures	-	-	-	-
Options	18,931	1,474	2,639	210
Other	-	-	-	-
Total	40,151	9,234	10,218	4,072

5.1.3 Banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Domestic banks	13,317	381,322	7,472	446,883
Foreign banks	791,548	1,946,796	55,008	387,079
Foreign headoffices and branches	-	-	-	-
Total	804,865	2,328,118	62,480	833,962

Due from foreign banks:

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	1,209,261	73,463	1,090,632	169,002
USA and Canada	183,406	79,036	91,035	47,396
OECD Countries (*)	5,824	4,568	-	-
Off-shore Banking Regions	50,843	22,996	16,652	14,119
Other	90,691	31,507	-	-
Total	1,540,025	211,570	1,198,319	230,517

(*) OECD countries other than the EU countries, USA and Canada

The placements at foreign banks include blocked accounts amounting YTL 1,198,319 thousands of which YTL 126,321 thousands, YTL 208,212 thousands and YTL 16,652 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and YTL 847,134 thousands as collateral against funds borrowed.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL include government bonds. Carrying values of such securities with total face value of YTL 671,758 thousands (2006: YTL 454,760 thousands) is YTL 673,136 thousands (2006: YTL 460,717 thousands). The related accrued interests and impairment losses amount to YTL 54,535 thousands (2006: YTL 51,015 thousands) and YTL 50 thousands (2006: nil).

Collateralized financial assets available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. The carrying values of such securities with total face value of US$ 407,350,000 (2006: US$ 411,670,000) is US$ 404,473,448 (2006: US$ 405,158,355). The related accrued interests and impairment losses amount to US$ 16,445,220 (2006: US$ 18,845,582) and US$ 34,938 (2006: US$ 28,485), respectively.

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	727,621	488,225	511,732	591,446
Assets subject to Repurchase Agreements	5,867,904	527,840	3,883,783	450,580
Total	6,595,525	1,016,065	4,395,515	1,042,026

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	13,020,049	9,564,288
Quoted at Stock Exchange	11,963,888	7,155,806
Unquoted at Stock Exchange	1,056,161	2,408,482
Common Shares	31,497	30,593
Quoted at Stock Exchange	12,743	12,042
Unquoted at Stock Exchange	18,754	18,551
Value Increases/Impairment Losses (-)	50,928	34,226
Total	13,102,474	9,629,107

As of 31 December 2007, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (2006: USD 625,000,000) and a total carrying value of YTL 1,039,423 thousands (2006: YTL 897,013 thousands).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	1	1,090	2	8,253
Corporates	1	1,090	2	8,253
Individuals	-	-	-	-
Indirect Lendings to Shareholders	61,738	168,482	21,033	41,793
Loans to Employees	50,014	-	37,034	-
Total	111,753	169,572	58,069	50,046

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
Cash Loans	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	36,845,355	-	-	65,516
Discounted Bills	85,629	-	-	-
Export Loans	2,557,743	-	-	11,494
Import Loans	23,125	-	-	-
Loans to Financial Sector	953,071	-	-	-
Foreign Loans	1,172,203	-	-	-
Consumer Loans	8,027,378	-	-	-
Credit Cards	5,712,790	-	-	-
Precious Metal Loans	175,846	-	-	-
Other	18,137,570	-	-	54,022
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	36,845,355	-	-	65,516

Collaterals received for loans under follow-up:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	12	-	-	12
Loans Collateralized by Mortgages	23,294	-	-	23,294
Loans Collateralized by Pledged Assets	526	-	-	526
Loans Collateralized by Cheques and Notes	4,233	-	-	4,233
Loans Collateralized by Other Collaterals	15,468	-	-	15,468
Unsecured Loans	21,983	-	-	21,983
Total	65,516	-	-	65,516

5.1.5.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Short-term Loans	14,429,615	-	-	57,005
Loans	14,429,615	-	-	57,005
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-term Loans	22,415,740	-	-	8,511
Loans	22,415,740	-	-	8,511
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans-YTL	**134,311**	**6,831,884**	**6,966,195**
Housing Loans	1,606	3,630,226	3,631,832
Automobile Loans	5,698	1,075,585	1,081,283
General Purpose Loans	127,007	2,126,073	2,253,080
Other	-	-	-
Consumer Loans-FC-indexed	**2,808**	**628,288**	**631,096**
Housing Loans	1,155	529,986	531,141
Automobile Loans	281	49,467	49,748
General Purpose Loans	1,372	48,835	50,207
Other	-	-	-
Consumer Loans-FC	**47**	**11,949**	**11,996**
Housing Loans	-	1,702	1,702
Automobile Loans	25	9,749	9,774
General Purpose Loans	22	498	520
Other	-	-	-
Retail Credit Cards-YTL	**5,475,967**	**-**	**5,475,967**
With Installment	2,444,470	-	2,444,470
Without Installment	3,031,497	-	3,031,497
Retail Credit Cards-FC	**32,787**	**-**	**32,787**
With Installment	-	-	-
Without Installment	32,787	-	32,787
Personnel Loans-YTL	**7,267**	**12,691**	**19,958**
Housing Loan	-	1,375	1,375
Automobile Loans	-	288	288
General Purpose Loans	7,267	11,028	18,295
Other	-	-	-
Personnel Loans-FC-indexed	**-**	**406**	**406**
Housing Loans	-	124	124
Automobile Loans	-	282	282
General Purpose Loans	-	-	-
Other	-	-	-
Personnel Loans-FC	**28**	**47**	**75**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	28	47	75
Other	-	-	-
Personnel Credit Cards-YTL	**29,575**	**-**	**29,575**
With Installment	13,989	-	13,989
Without Installment	15,586	-	15,586
Personnel Credit Cards-FC	**-**	**-**	**-**
With Installment	-	-	-
Without Installment	-	-	-
Deposit Accounts-YTL (real persons)	**397,652**	**-**	**397,652**
Deposit Accounts-FC (real persons)	**-**	**-**	**-**
Total	6,080,442	7,485,265	13,565,707

(Thousands of New Turkish Lira [YTL])

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans-YTL	**119,146**	**2,887,273**	**3,006,419**
Real Estate Loans	254	367,739	367,993
Automobile Loans	9,929	1,277,425	1,287,354
General Purpose Loans	108,963	1,242,109	1,351,072
Other	-	-	-
Installment-based Commercial Loans-FC-indexed	**27,106**	**356,524**	**383,630**
Real Estate Loans	-	54,273	54,273
Automobile Loans	1,031	179,287	180,318
General Purpose Loans	26,075	122,964	149,039
Other	-	-	-
Installment-based Commerical Loans-FC	-	**9,421**	**9,421**
Real Estate Loans	-	76	76
Automobile Loans	-	1,929	1,929
General Purpose Loans	-	7,416	7,416
Other	-	-	-
Corporate Credit Cards-YTL	**170,181**	-	**170,181**
With Installment	-	-	-
Without Installment	170,181	-	170,181
Corporate Credit Cards-FC	**4,280**	-	**4,280**
With Installment	991	-	991
Without Installment	3,289	-	3,289
Deposit Accounts-YTL (corporate)	**433,773**	-	**433,773**
Deposit Accounts-FC (corporate)	-	-	-
Total	754,486	3,253,218	4,007,704

5.1.5.6 Allocation of loan by customers

	Current Period	Prior Period
Public Sector	1,034,439	905,600
Private Sector	35,876,432	26,259,545
Total	36,910,871	27,165,145

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	35,738,668	26,893,298
Foreign Loans	1,172,203	271,847
Total	36,910,871	27,165,145

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	388,214	124,139
Indirect Lending	-	-
Total	388,214	124,139

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables-Limited Collectibility	23,734	23,281
Doubtful Loans and Receivables	90,827	58,177
Uncollectible Loans and Receivables	424,962	369,786
Total	539,523	451,244

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.5.10 Non-performing loans and other receivables (NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled (gross amounts before specific provisions):

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Grup V Uncollectible Loans and Receivables
Current Period			
Restructured Loans and Receivables	-	-	54,424
Rescheduled Loans and Receivables	-	-	-
Total	-	-	54,424
Prior Period			
Restructured Loans and Receivables	-	-	32,547
Rescheduled Loans and Receivables	-	-	-
Total	-	-	32,547

Movements in non-performing loans and other receivables:

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Grup V Uncollectible Loans and Receivables
Balances at Beginning of Period	78,232	117,448	440,909
Additions during the Period (+)	612,003	45,253	12,416
Transfer from Other NPL Categories (+)	-	401,540	250,213
Transfer to Other NPL Categories (-)	401,540	250,213	17,340
Collections during the Period (-)	139,738	113,377	107,433
Write-offs (-)	15	11	81,809
Corporate and Commercial Loans	2	-	7
Retail Loans	13	11	125
Credit Cards	-	-	81,677
Others	-	-	-
Balances at End of Period	148,942	200,640	496,956
Specific Provisions (-)	23,734	90,827	424,962
Net Balance on Balance Sheet	125,208	109,813	71,994

The loans previously classified under uncollectible loans and receivables amounting YTL 17,340 thousands are included in "Transfer to Other NPL Categories" line as they are either restructured or rescheduled.

Movements in specific loan provisions:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	167,038	34,986	249,220	451,244
Additions during the Period(+)	25,026	94,054	230,115	349,195
Restructured/Rescheduled Loans (-)	4,335	-	-	4,335
Collections during the Period (-)	15,342	23,417	135,993	174,752
Write-offs (-)	-	152	81,677	81,829
Balances at End of Period	172,387	105,471	261,665	539,523

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Non-performing loans and other receivables in foreign currencies

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Grup V Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	3,103	2,892	89,895
Specific Provisions (-)	142	298	66,784
Net Balance at Balance Sheet	2,961	2,594	23,111
Prior Period			
Balance at End of Period	161	581	103,662
Specific Provisions (-)	22	154	62,002
Net Balance at Balance Sheet	139	427	41,660

Gross and net non-performing loans and receivable as per customer categories

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Grup V Uncollectible Loans and Receivables
Current Period (Net)	125,208	109,813	71,994
Loans to Individuals and Corporates (Gross)	148,942	200,640	484,966
Specific Provision (-)	23,734	90,827	412,972
Loans to Individuals and Corporates (Net)	125,208	109,813	71,994
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	54,951	59,271	71,123
Loans to Individuals and Corporates (Gross)	78,232	115,317	431,203
Specific Provision (-)	23,281	56,046	360,080
Loans to Individuals and Corporates (Net)	54,951	59,271	71,123
Banks (Gross)	-	-	4,318
Specific Provision (-)	-	-	4,318
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	2,131	5,388
Specific Provision (-)	-	2,131	5,388
Other Loans and Receivables (Net)	-	-	-

Collaterals received for non-performing loans

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	186	169	-	355
Loans Collateralized by Mortgages	139,179	29,879	-	169,058
Loans Collateralized by Pledged Assets	29,397	56,195	-	85,592
Loans Collateralized by Cheques and Notes	42,612	87,695	-	130,307
Loans Collateralized by Other Collaterals	21,666	6,676	-	28,342
Unsecured Loans	49,246	29,190	354,448	432,884
Total	282,286	209,804	354,448	846,538

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables legally qualified as "uncollectible" by way of the "incapability document", are written off. In cases where any possible collections are negligible comparing to the prospective expenses and costs, such receivables are written off by the decision of the board of directors.

5.1.5.12 "Write-off" policies

Please refer to Note 5.1.5.11 above.

5.1.6 Investments held-to-maturity

5.1.6.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	283,506	27,897	229,691	35,469
Investments subject to Repurchase Agreements	2,645,615	353,973	1,057,869	293,706
Total	2,929,121	381,870	1,287,560	329,175

5.1.6.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	3,823,946	4,475,929
Treasury Bills	-	-
Other Government Securities	116,617	140,966
Total	3,940,563	4,616,895

5.1.6.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**3,991,041**	**4,656,239**
Quoted at Stock Exchange	3,987,839	4,654,287
Unquoted at Stock Exchange	3,202	1,952
Impairment Losses (-)	**(47,276)**	**(37,392)**
Total	3,943,765	4,618,847

5.1.6.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**4,618,847**	**2,475,574**
Foreign Currency Differences On Monetary Assets	(140,382)	38,142
Purchases during the Period	1,118	3,801,796
Disposals through Sales/Redemptions	(427,744)	(1,610,397)
Impairment Losses	(9,884)	(13,842)
Change in Redeemed Costs	(98,190)	(72,426)
Balances at End of Period	3,943,765	4,618,847

The Bank reclassified certain investment securities, classified in its available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its investments held-to-maturity portfolio in compliance with the "Regulation on Accounting Standards" in the prior period. Such securities are included in "purchases during the period" line above in the movement table of investments held-to-maturity for the period at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement up to their maturities as earned.

(Thousands of New Turkish Lira [YTL])

5.1.7 Investments in associates

5.1.7.1 Investments in associates

	Associate	Address (City/Country)	Bank's Share-If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	372,773	144,984	16,712	25,360	862	51,517	(7,122)	-

5.1.7.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	-	30,635
Movements during the Period	11,312	(30,635)
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	29,458
Reclassifications (*)	11,312	(1,177)
Increase/Decrease in Market Values	-	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	11,312	-
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Following the sale of 80% shares in Garanti Sigorta AŞ (Eureko Sigorta AŞ) previously classified as Investments in Subsidiaries, to Eureko BV on 21 June 2007, the remaining 20% shares are reclassified to Investments in Associates. In the prior period, the investment in Bankalararası Kart Merkezi AŞ by 10.15% is reclassified from "investments in associates" to "financial assets available-for-sale".

5.1.7.3 Sectoral distribution of investments and associates

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	11,312	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

5.1.7.4 Quoted associates

None.

5.1.7.5 Valuation methods of investments in associates

Investments in Associates	Current Period	Prior Period
Valued at Cost	11,312	-
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	-	-

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.7.6 Investments in associates sold during the current period

None.

5.1.7.7 Investments in associates acquired during the current period

None.

5.1.8 Investments in subsidiaries

5.1.8.1 Investments in subsidiaries

	Subsidiary	Address (City/Country)	Bank's Share-If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hiz. AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	98.94
7	Garanti Faktoring Hiz. AŞ (1)	Istanbul/Turkey	55.40	55.40
8	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	100.00
9	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	84.91
11	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
12	Garanti Bank Moscow	Moscow/Russia	75.02	99.94
13	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
14	Garanti Fund Management Co. Ltd	Valetta/Malta	99.50	100.00

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	12,533	7,844	544	-	1,203	927	(100,385)	-
2	16,620	7,001	615	-	2,076	2,453	3,969	-
3	1,060	993	26	21	100	676	-	-
4	371	173	41	-	1	14	(185)	-
5	293	195	-	-	2	7	-	-
6	2,151,526	211,283	18,279	196,245	-	54,816	73,219	-
7	589,049	32,636	1,316	35,454	-	4,014	6,202	71,438
8	30,246	24,826	2,287	2,126	1,271	6,414	3,726	-
9	17,097	13,654	1,526	349	2,317	(809)	1,780	-
10	776,737	92,372	7,790	15,319	7,568	42,081	(17,003)	-
11	5,730,808	364,616	73,164	353,200	106,172	54,753	32,906	270,918
12	582,863	72,448	1,559	31,040	8,866	13,328	16,217	52,912
13	8,543	8,436	-	317	-	(208)	6,396	17,151
14	71	-	-	-	-	-	(267)	-

(1) Financial information is as of 30 September 2007, but fair value information is as of 31 December 2007.

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.8.2 Movement of investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	604,152	611,151
Movements during the Period	(26,744)	(6,999)
Acquisitions and Capital Increases	187	14,685
Bonus Shares Received (*)	45,605	10,723
Dividends from Current Year Profit	-	-
Sales/Liquidations	(55,238)	(72,537)
Reclassifications	(11,312)	-
Increase/(Decrease) in Market Values	22,884	2,184
Currency Differences on Foreign Subsidiaries	(29,069)	37,946
Impairment Reversals/(Losses)	199	-
Balance at End of Period	577,408	604,152
Capital Commitments	562	-
Share Percentage at the End of Period (%)	-	-

(*) Garanti Bank International NV has increased its capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings on 17 April 2007. Garanti Faktoring Hizmetleri AŞ has increased its capital from YTL 15,988,500 to YTL 16,848,500 through appropriation from its retained earnings on 8 August 2007.

5.1.8.3 Sectoral distribution of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Banks	310,612	287,036
Insurance Companies	56,545	123,095
Factoring Companies	39,580	37,205
Leasing Companies	76,169	76,169
Finance Companies	86,226	72,757
Other Subsidiaries	8,276	7,890

5.1.8.4 Quoted subsidiaries

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	39,580	37,205
Quoted at International Stock Exchanges	-	-

5.1.8.5 Valuation methods of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	202,049	559,128
Valued at Fair Value	367,341	37,205
Valued by Equity Method of Accounting	8,018	7,819

5.1.8.6 Investments in subsidiaries disposed during the current period

In the current period, the Bank sold its 80% shares in Garanti Sigorta AŞ representing YTL 48,000 thousands of nominal shares for EUR 365,000,000 and its 15% shares in Garanti Emeklilik ve Hayat AŞ representing YTL 7,500 thousands of nominal shares for EUR 100,000,000, both classified in Investments in Subsidiaries at total book values of YTL 56,562 thousands and YTL 66,534 thousands, respectively, to Eureko BV.

As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ
Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007
(Thousands of New Turkish Lira [YTL])

5.1.8.7 Investments in subsidiaries acquired during the current period

The legal registration process of Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ, a new company established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies, has been completed on 3 October 2007. The Bank owns 99.99% of the company shares. 1/4 of the share capital of the company amounting YTL 750 in total, is paid.

5.1.9 Investments in Joint-Ventures

None.

5.1.10 Lease receivables

None.

5.1.11 Derivative financial assets held for risk management

5.1.11.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	31,960	-	4,799
Net foreign investment hedges	-	-	-	-
Total	-	31,960	-	4,799

5.1.12 Tangible assets (Net)

	Real Estates	Leased Tangible Assets	Vehicles	Other Tangible Assets	Total
Balance at End of Prior Period					
Cost	825,647	264,170	37,584	684,424	1,811,825
Accumulated Depreciation (-)	(178,934)	(173,202)	(19,043)	(555,200)	(926,379)
Net Book Value at End of Prior Period	**646,713**	**90,968**	**18,541**	**129,224**	**885,446**
Balance at End of Current Period					
Additions	67,708	94,790	6,261	48,865	217,624
Disposals-Costs	(8,945)	(1,797)	(6,880)	(130,466)	(148,088)
Disposals-Accumulated Depreciation	1,948	1,340	5,082	122,514	130,884
Impairment Losses	(62)	-	-	-	(62)
Depreciation Expense for Current Period	(19,731)	(63,880)	(8,432)	(53,931)	(145,974)
Currency Translation Differences on Foreign Operations	-	-	-	-	-
Cost at End of Current Period	884,348	357,163	36,965	602,823	1,881,299
Accumulated Depreciation at End of Current Period (-)	(196,717)	(235,742)	(22,393)	(486,617)	(941,469)
Net Book Value at End of Current Period	**687,631**	**121,421**	**14,572**	**116,206**	**939,830**

5.1.12.1 Disclosure for impairment losses or releases individually material for financial statements

Conditions for allocating/releasing any impairment:

None.

Amount of impairment losses provided or released in financial statements during current period:

None.

(Thousands of New Turkish Lira [YTL])

5.1.12.2 Other impairment losses provided or released in current period that are immaterial for the financial statement individually

In 2007, a total provision of YTL 62 thousands was made for the impairment in values of certain real estates in compliance with the Turkish Accounting Standard 36 (TAS 36) "Impairment of Assets".

5.1.13 Intangible assets

5.1.13.1 Useful lives and amortisation rates

Intangible assets include leasehold improvements, softwares, intangible rights and pre-operting expenses. The estimated useful lives of such assets vary between 5 and 15 years.

5.1.13.2 Amortisation methods

Intangible assets are amortised on a straight-line basis from the date of capitalisation.

5.1.13.3 Balances at beginning and end of current period

	Beginning of Period		End of Period	
	Cost	Accumulated Amortisation	Cost	Accumulated Amortisation
Intangible Assets	179,433	82,419	217,107	149,389

5.1.13.4 Movements of intangible assets for the current period

	Current Period	Prior Period
Net Book Value at End of Prior Period	67,718	55,485
Internally Generated Intangibles	-	-
Additions due to Mergers, Transfers and Acquisition	54,921	34,808
Disposals (-)	1,589	1,706
Impairment Losses/Reversals to/from Revaluation Surplus	-	-
Impairment Losses Recorded in Income Statement	-	-
Impairment Losses Reversed from Income Statement	-	-
Amortisation Expense for Current Period (-)	24,036	20,869
Currency Translation Differences on Foreign Operations	-	-
Other Movements	-	-
Net Book Value at End of Current Period	97,014	67,718

5.1.13.5 Details for any individually material intangible assets

None.

5.1.13.6 Intangible assets capitalised under government incentives at fair values

None.

5.1.13.7 Revaluation method of intangible assets capitalised under government incentives and valued at fair values at capitalisation dates

None.

5.1.13.8 Net book value of intangible asset that are restricted in usage or pledged

None.

5.1.13.9 Commitments to acquire intangible assets

None.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.13.10 Disclosure on revalued intangible assets

None.

5.1.13.11 Research and development costs expensed during current period

None.

5.1.13.12 Goodwill

None.

5.1.13.13 Movements in goodwill during current period

None.

5.1.14 Investment property

None.

5.1.15 Deferred tax asset

As of 31 December 2007, the Bank had a deferred tax asset of YTL 52,944 thousands (2006: YTL 38,188 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences.

The Bank did not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 December 2007. However, there was a deferred tax asset of YTL 103,883 thousands (2006: YTL 83,312 thousands) and deferred tax liability of YTL 50,939 thousands (2006: YTL 45,124 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.16 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	117,255	423,853
Accumulated Depreciation (-)	2,101	-
Net Book Value	115,154	423,853
End of Current Period		
Additions	24,962	5,203
Disposals (Cost)	(26,618)	(311,801)
Disposals (Accumulated Depreciation)	746	4,589
Impairment Losses (-)	-	-
Depreciation Expense for Current Period (-)	1,394	6,690
Currency Translation Differences on Foreign Operations	-	-
Cost	115,599	117,255
Accumulated Depreciation (-)	2,749	2,101
Net Book Value	112,850	115,154

As of 31 December 2007, the rights of repurchase on various assets held for sale amount to YTL 29,850 thousands (2006: YTL 9,020 thousands).

(Thousands of New Turkish Lira [YTL])

5.1.17 Other assets

5.1.17.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint Ventures	31,412	169,619
Sale of Real Estates	1,427	92,680
Sale of Other Assets	2,843	2,843
Total	35,682	265,142

5.1.17.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	231,262	146,106
Prepaid Taxes	5,222	7,857

5.1.18 Accrued interest and income

The details of accrued interest and income allocated to the related items on the assets side of the balance sheet are as follows:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	38,920	11,802	29,990	8,704
Financial Assets at Fair Value through Profit or Loss	873	3,020	906	1,857
Banks	61,067	32,654	498	987
Interbank Money Markets	-	-	-	-
Financial Assets Available-for-Sale	723,009	125,391	386,190	137,297
Loans	288,420	205,706	281,852	171,034
Investments Held-to-Maturity	170,780	819	267,639	2,152
Other Accruals	13,509	2,749	11,188	414
Total	1,296,578	382,141	978,263	322,445

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,055,069	-	3,546,376	7,469,353	187,532	96,210	90,235	-	12,444,775
Foreign Currency Deposists	3,898,591	-	6,313,000	6,415,792	459,651	642,799	529,841	66,946	18,326,620
Residents in Turkey	3,573,267	-	6,032,076	6,254,723	434,700	341,056	371,478	66,119	17,073,419
Residents in Abroad	325,324	-	280,924	161,069	24,951	301,743	158,363	827	1,253,201
Public Sector Deposits	384,378	-	82,765	6,044	31	1,412	55	-	474,685
Commercial Deposits	1,604,318	-	2,368,499	1,759,179	130,036	83,825	5,687	-	5,951,544
Other	65,314	-	68,840	114,700	1,547	227	258	-	250,886
Precious Metal Deposits	35,438	-	1,465	1,488	3,112	3,424	17,114	-	62,041
Bank Deposits	332,632	-	921,019	222,901	16,347	6,513	88,139	-	1,587,551
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	10,419	-	416,892	234	-	4,797	-	-	432,342
Foreign Banks	188,266	-	504,127	222,667	16,347	1,716	88,139	-	1,021,262
Special Purpose Financial Institutions	133,947	-	-	-	-	-	-	-	133,947
Other	-	-	-	-	-	-	-	-	-
Total	7,375,740	-	13,301,964	15,989,457	798,256	834,410	731,329	66,946	39,098,102

Prior Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	858,171	-	2,634,237	5,359,621	171,765	34,720	57,271	-	9,115,785
Foreign Currency Deposists	3,921,229	-	5,310,261	4,608,753	633,879	256,678	560,530	66,739	15,358,069
Residents in Turkey	3,577,938	-	5,129,059	4,486,519	603,335	217,947	432,301	66,058	14,513,157
Residents in Abroad	343,291	-	181,202	122,234	30,544	38,731	128,229	681	844,912
Public Sector Deposits	13,447	-	8,047	6,792	7	46	48	-	28,387
Commercial Deposits	1,381,951	-	1,583,036	1,178,296	23,406	12,262	8,671	-	4,187,622
Other	178,253	-	28,762	170,388	305	19	217	-	377,944
Precious Metal Deposits	32,721	-	1,248	1,360	2,844	-	18,783	-	56,956
Bank Deposits	268,782	-	269,293	318,501	122,260	15,526	19,912	-	1,014,274
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	3,427	-	109,841	18,277	7,033	9,807	17,226	-	165,611
Foreign Banks	199,908	-	159,452	300,224	115,227	5,719	2,686	-	783,216
Special Purpose Financial Institutions	65,447	-	-	-	-	-	-	-	65,447
Other	-	-	-	-	-	-	-	-	-
Total	6,654,554	-	9,834,884	11,643,711	954,466	319,251	665,432	66,739	30,139,037

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

(Thousands of New Turkish Lira [YTL])

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	6,011,198	4,517,802	6,261,780	4,529,157
Foreign Currency Saving Deposits	2,987,805	3,015,500	6,578,805	5,151,654
Other Saving Deposits	1,969	3,417	48,387	45,860
Deposits held at Foreign Branches Under Foreign Insurance Coverage	-	-	-	-
Deposits held at Off-Shore Branches Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

None.

5.2.1.3 Saving deposits not covered by insurance limits

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	380,627	239,732
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	196,751	97,709
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward deals	9,657	4,384	2,830	602
Swaps	404,811	17,476	216,466	2,145
Futures	-	482	-	-
Options	14,167	300	470	389
Other	-	-	-	-
Total	428,635	22,642	219,766	3,136

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	203,445	56,930	192,435	53,445
Foreign Banks, Institutions and Funds	1,079,383	7,218,886	317,606	7,326,919
Total	1,282,828	7,275,816	510,041	7,380,364

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	203,445	1,579,378	510,041	1,876,506
Medium and Long-Term	1,079,383	5,696,438	-	5,503,858
Total	1,282,828	7,275,816	510,041	7,380,364

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.2.3.2 Disclosures for concentration areas of bank's liabilities

The Bank finances its ordinary banking activities through deposits and funds borrowed. Its deposit structure has a balanced YTL and foreign currency concentration. The Bank's other funding sources specifically consist of foreign currency funds borrowed from abroad and YTL funds obtained through repurchase transactions.

5.2.4 Other external funds

Funds provided through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	6,667,163	-	3,476,521	-
Financial Institutions and Organizations	6,591,635	-	3,399,700	-
Other Institutions and Organizations	32,920	-	32,571	-
Individuals	42,608	-	44,250	-
Foreign Transactions	780,742	728,986	780,251	557,121
Financial Institutions and Organizations	780,157	728,986	779,578	557,121
Other Institutions and Organizations	125	-	378	-
Individuals	460	-	295	-
Total	7,447,905	728,986	4,256,772	557,121

5.2.5 Lease payables (Net)

5.2.5.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	47,588	44,712	37,364	34,074
1-4 Years	10,815	10,026	12,313	10,664
More than 4 Years	-	-	-	-
Total	58,403	54,738	49,677	44,738

5.2.5.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

5.2.6 Derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	249	-	-
Net foreign investment hedges	-	-	-	-
Total	-	249	-	-

(Thousands of New Turkish Lira [YTL])

5.2.7 Provisions

5.2.7.1 General provisions

	Current Period	Prior Period
General Provision for	280,660	158,466
Loans and Receivables in Group I	250,216	138,632
Loans and Receivables in Group II	65	490
Non-Cash Loans	30,379	19,344
Other	-	-

5.2.7.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	22,284	12,392
Medium and Long-Term Loans	94,562	7,344
Total	116,846	19,736

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.7.3 Provisions for non-cash loans that are not indemnified or converted into cash

	Current Period	Prior Period
Substandard Loans and Receivables-Limited Collectibility	35	8
Doubtful Loans and Receivables	94	168
Uncollectible Loans and Receivables	1,634	1,518
Total	1,763	1,694

5.2.7.4 Other provisions

5.2.7.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	32,000	30,000

The Bank provided a general reserve in the amount of YTL 32,000 thousands in the current period against the possible adverse effects of the potential risks in the economy.

5.2.7.4.2 Other provisions

	Current Period	Prior Period
Reserve for Employee Benefits	140,372	128,818
Provision for Promotion Expenses of Credit Cards (*)	49,219	46,051
Other Provisions	57,324	62,100
Total	246,915	236,969

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.2.8 Tax liability

5.2.8.1 Current tax liability

5.2.8.1.1 Tax liability

As of 31 December 2007, after netting with the prepaid taxes, the Bank had a current tax liability of YTL 104,582 thousands (2006: YTL 121,650 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.8.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	104,582	121,650
Taxation on Securities Income	56,827	31,202
Taxation on Real Estates Income	980	677
Banking Insurance Transaction Tax	27,097	23,563
Foreign Exchange Transaction Tax	2,991	3,252
Value Added Tax Payable	1,513	1,248
Others	15,314	9,923
Total	209,304	191,515

5.2.8.1.3 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	3	2
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	16	8
Bank Pension Fund Premium-Employer	29	11
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	342	462
Unemployment Insurance-Employer	608	850
Others	-	-
Total	998	1,333

5.2.8.2 Deferred tax liability

None.

5.2.9 Liabilities for assets held for sale and assets of discontinued operations

None.

(Thousands of New Turkish Lira [YTL])

5.2.10 Subordinated debts

On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Banks	-	-	-	-
Domestic Other Institutions	-	-	-	-
Foreign Banks	-	-	-	-
Foreign Other Institutions	-	596,400	-	-
Total	-	596,400	-	-

5.2.11 Shareholders' equity

5.2.11.1 Paid-in capital

	Current Period	Prior Period
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

5.2.11.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

5.2.11.3 Capital increases in current period

None.

5.2.11.4 Capital increases from capital reserves in current period

None.

5.2.11.5 Capital commitments for current and future financial periods

None.

5.2.11.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.11.7 Information on privileges given to stocks representing the capital

None.

(Thousands of New Turkish Lira [YTL])

5.2.11.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates, Subsidiaries and Joint-ventures	**(14,755)**	**20,985**	**7,018**	**-**
Valuation difference	9,138	20,985	7,619	-
Exchange rate difference	(23,893)	-	(601)	-
Securities Available-for-Sale	**110,262**	**91,565**	**60,764**	**71,337**
Valuation difference	110,262	91,565	60,764	71,337
Exchange rate difference	-	-	-	-
Total	95,507	112,550	67,782	71,337

5.2.11.9 Revaluation surplus

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	27,717	-	-	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

5.2.11.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 561 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Garanti Yatırım Menkul Değerler AŞ by YTL 942 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.11.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	137,421	84,776
II. Legal Reserve	18,790	7,358
Special Reserves	-	-

As per the decisions made on the Annual General Assembly on 17 April 2007, 5% of prior periods' profit is allocated to legal reserves.

5.2.11.12 Extraordinary reserves

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	1,275,689	523,677
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

As per the decisions made on the Annual General Assembly on 17 April 2007, the remaining prior periods' profit after the appropriation to legal reserves, are allocated to extraordinary reserves.

(Thousands of New Turkish Lira [YTL])

5.2.12 Accrued interest and expenses

The details of accrued interest and expenses allocated to the related items on the liability side of the balance sheet are as follows:

	Current Period		Prior Period	
	FC	YTL	FC	YTL
Deposits	150,404	48,801	119,029	42,246
Funds Borrowed	85,367	80,446	24,460	62,002
Interbank Money Markets	57,620	3,963	52,445	10,434
Other Accruals	26,959	2,982	5,667	10,732
Total	320,350	136,192	201,601	125,414

5.3 Off-Balance Sheet Items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	5,749,874	4,575,955
Letters of Guarantee in YTL	3,924,978	2,687,808
Letters of Credit	1,919,538	1,505,384
Bills of Exchange and Acceptances	116,487	143,541
Prefinancings	-	-
Total	11,710,877	8,912,688

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 1,763 thousands (2006: YTL 1,694 thousands) is made for unliquidated non-cash loans of YTL 5,832 thousands (2006: YTL 6,621 thousands) recorded under the off-balance sheet items in the accompanying financial statements.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 December 2007, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 875,000,000 (2006: USD 625,000,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	268,951	293,794
With Original Maturity of 1 Year or Less	77,737	41,294
With Original Maturity of More Than 1 Year	191,214	252,500
Other Non-Cash Loans	12,087,015	9,232,482
Total	12,355,966	9,526,276

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.3.1.4 Sectoral risk concentration of non-cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**17,690**	**0.44**	**8,884**	**0.11**	**12,136**	**0.45**	**13,193**	**0.19**
Farming and Stockbreeding	16,681	0.42	8,884	0.11	11,226	0.42	13,193	0.19
Forestry	95	-	-	-	80	-	-	-
Fishery	914	0.02	-	-	830	0.03	-	-
Manufacturing	**1,448,464**	**36.89**	**2,816,681**	**33.42**	**709,238**	**26.38**	**2,778,048**	**40.63**
Mining	333,357	8.49	12,660	0.15	66,001	2.45	28,819	0.42
Production	937,944	23.89	2,360,167	28.00	627,430	23.34	2,458,165	35.95
Electricity, Gas, Water	177,163	4.51	443,854	5.27	15,807	0.59	291,064	4.26
Construction	**569,081**	**14.50**	**1,774,171**	**21.05**	**438,975**	**16.33**	**1,235,059**	**18.06**
Services	**1,664,509**	**42.39**	**3,311,615**	**39.27**	**1,410,591**	**52.47**	**2,658,889**	**38.88**
Wholesale and Retail Trade	1,086,892	27.68	1,131,353	13.42	857,786	31.90	812,314	11.88
Hotel, Food and Beverage Services	72,771	1.85	99,706	1.18	68,449	2.55	106,313	1.55
Transportation and Telecommunication	92,621	2.36	541,619	6.42	73,029	2.72	594,163	8.69
Financial Institutions	367,594	9.36	1,509,308	17.90	370,255	13.77	1,118,742	16.36
Real Estate and Renting Services	14,327	0.36	7,344	0.09	12,032	0.45	11,685	0.17
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	5,694	0.15	1,656	0.02	5,750	0.21	4,763	0.07
Health and Social Services	24,610	0.63	20,629	0.24	23,290	0.87	10,909	0.16
Other	**226,228**	**5.78**	**518,643**	**6.15**	**117,571**	**4.37**	**152,576**	**2.24**
Total	3,925,972	100.00	8,429,994	100.00	2,688,511	100.00	6,837,765	100.00

5.3.1.5 Non-cash loans classified under Group I and II

	Group I		Group II	
	TL	FC	TL	FC
Non-Cash Loans	3,921,097	8,427,528	1,017	492
Letters of Guarantee	3,920,103	5,748,363	1,017	492
Bills of Exchange and Bank Acceptances	600	115,887	-	-
Letters of Credit	394	2,563,278	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	-	-	-

Türkiye Garanti Bankası AŞ
Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007
(Thousands of New Turkish Lira [YTL])

5.3.2 Financial derivative instruments

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Total
Hedging Derivatives						
A. Total Hedging Derivatives	3,764	41,230	13,288	-	-	58,282
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	3,764	41,230	13,288	-	-	58,282
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives						
Foreign Currency Related Derivative Transactions (I)	6,857,680	4,306,364	3,099,565	124,371	795,000	15,182,980
Currency Forwards-Purchases	455,994	93,039	146,019	10,097	-	705,149
Currency Forwards-Sales	489,156	95,705	141,433	11,471	-	737,765
Currency Swaps-Purchases	2,518,866	1,652,933	869,949	40,600	232,000	5,314,348
Currency Swaps-Sales	2,434,492	1,656,482	1,106,583	59,493	563,000	5,820,050
Currency Options-Purchases	568,803	295,392	397,300	1,273	-	1,262,768
Currency Options-Sales	390,369	320,309	433,718	1,437	-	1,145,833
Currency Futures-Purchases	-	83,070	2,219	-	-	85,289
Currency Futures-Sales	-	109,434	2,344	-	-	111,778
Interest Rate Related Derivative Transactions (II)	345,494	90,020	83,775	-	-	519,289
Interest Rate Swaps-Purchases	554	153	1,291	-	-	1,998
Interest Rate Swaps-Sales	2,175	151	1,284	-	-	3,610
Interest Rate Options-Purchases	-	-	81,200	-	-	81,200
Interest Rate Options-Sales	-	-	-	-	-	-
Securities Options-Purchases	78,235	45,611	-	-	-	123,846
Securities Options-Sales	264,530	44,105	-	-	-	308,635
Interest Rate Futures-Purchases	-	-	-	-	-	-
Interest Rate Futures-Sales	-	-	-	-	-	-
Other Trading Derivatives (III)	483,422	73,578	-	-	-	557,000
B. Total Trading Derivatives (I+II+III)	7,686,596	4,469,962	3,183,340	124,371	795,000	16,259,269
Total Derivative Transactions (A+B)	7,690,360	4,511,192	3,196,628	124,371	795,000	16,317,551

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Total
Hedging Derivatives						
A. Total Hedging Derivatives	7,107	-	-	-	-	7,107
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	7,107	-	-	-	-	7,107
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives						
Foreign Currency Related Derivative Transactions (I)	5,323,497	3,318,624	1,910,403	234,855	-	10,787,379
Currency Forwards-Purchases	314,645	70,017	40,114	4,370	-	429,146
Currency Forwards-Sales	313,137	67,528	39,576	4,958	-	425,199
Currency Swaps-Purchases	2,169,451	1,365,023	781,524	104,625	-	4,420,623
Currency Swaps-Sales	2,161,916	1,475,721	918,444	120,902	-	4,676,983
Currency Options-Purchases	177,803	144,318	62,043	-	-	384,164
Currency Options-Sales	186,545	129,598	63,355	-	-	379,498
Currency Futures-Purchases	-	34,142	2,796	-	-	36,938
Currency Futures-Sales	-	32,277	2,551	-	-	34,828
Interest Rate Related Derivative Transactions (II)	106,304	63,833	-	-	-	170,137
Interest Rate Swaps-Purchases	9,505	169	-	-	-	9,674
Interest Rate Swaps-Sales	9,582	166	-	-	-	9,748
Interest Rate Options-Purchases	-	-	-	-	-	-
Interest Rate Options-Sales	-	-	-	-	-	-
Securities Options-Purchases	44,306	21,436	-	-	-	65,742
Securities Options-Sales	42,911	42,062	-	-	-	84,973
Interest Rate Futures-Purchases	-	-	-	-	-	-
Interest Rate Futures-Sales	-	-	-	-	-	-
Other Trading Derivatives (III)	97,934	-	-	-	-	97,934
B. Total Trading Derivatives (I+II+III)	5,527,735	3,382,457	1,910,403	234,855	-	11,055,450
Total Derivative Transactions (A+B)	5,534,842	3,382,457	1,910,403	234,855	-	11,062,557

5.3.3 Contingent liabilities and assets

The monetary losses amounting YTL 712,872 thousands incurred in the 2001 financial year as a result of the inflation accounting applied in compliance with the Temporary article no.4 added to the Banks Law no.4389 through the Law no.4743, were net off with extraordinary reserves, legal reserves and capital reserves from inflation adjustments to equity items. As per the Temporary article no.4/13 of the same Law and the statements of the reiterated article 14/1a of the Corporate Tax Law no.5422, these losses have not been taking into account in the tax returns of the year 2001 and subsequent years, whereas such losses should have been deducted from the taxable income. Accordingly, the tax returns were submitted with a condition stating that such losses should have been deducted and the Bank may appeal to the tax court for the tax return. Following the rejection of this condition by the tax office, the Bank appealed to the tax court for the corporate tax return of the year 2004 and the temporary tax periods of the year 2005 and the tax court decided in favour of the Bank. However, as of the reporting date, the judgement process continues.

5.3.4 Services rendered on behalf of third parties

The Bank acts as an investment agent for banking transactions on behalf of its customers and provides custody services. Such transactions are followed under off-balance sheet accounts.

(Thousands of New Turkish Lira [YTL])

5.4 Income Statement

5.4.1 Interest Income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-term loans	2,297,343	145,514	1,630,158	120,256
Medium and long-term loans	1,035,879	757,443	610,534	563,598
Loans under follow-up	18,271	-	29,773	1
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	3,351,493	902,957	2,270,465	683,855

(*) Includes fee and commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	28,520	-	17,962	-
Domestic Banks	14,060	5,213	6,943	5,277
Foreign Banks	126,864	90,461	18,132	66,116
Foreign Head Offices and Branches	-	-	-	-
Total	169,444	95,674	43,037	71,393

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	12,211	5,003	9,876	16,828
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	1,254,112	311,483	829,894	288,416
Investments Held-to-Maturity	585,006	46,758	410,353	136,506
Total	1,851,329	363,244	1,250,123	441,750

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest received from Investments in Associates and Subsidiaries	22,962	8,246

5.4.2 Interest Expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	**149,192**	**426,075**	**38,502**	**368,951**
Central Bank of Turkey	-	1	-	-
Domestic Banks	31,302	2,826	20,783	2,773
Foreign Banks	117,890	423,248	17,719	366,178
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	**43,466**	**36**	**19,146**
Total	149,192	469,541	38,538	388,097

(*) Includes fee and commission expenses on borrowings

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest paid to Investments in Associates and Subsidiaries	31,179	16,126

5.4.2.3 Interest expenses on securities issued

None.

5.4.2.4 Maturity structure of interest expense on deposits

		Time Deposits						
Account Description	Demand Deposits	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumu-lating Deposit Accounts	Total
Turkish Lira								
Bank Deposits	238	55,245	-	-	-	-	-	55,483
Saving Deposits	1,585	572,907	1,076,439	32,229	9,542	12,592	-	1,705,294
Public Sector Deposits	58	1,765	1,042	1	73	8	-	2,947
Commercial Deposits	12,019	481,282	185,488	8,894	6,469	871	-	695,023
Other	493	11,878	21,587	140	62	35	-	34,195
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	14,393	1,123,077	1,284,556	41,264	16,146	13,506	-	2,492,942
Foreign Currency								-
Foreign Currency Deposits	9,134	241,701	238,672	28,744	18,730	18,645	2,130	557,756
Bank Deposits	-	22,699	-	-	-	-	-	22,699
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	6	14	29	115	-	-	164
Total FC	9,134	264,406	238,686	28,773	18,845	18,645	2,130	580,619
Grand Total	23,527	1,387,483	1,523,242	70,037	34,991	32,151	2,130	3,073,561

5.4.2.5 Interest expense on repurchase agreements

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest paid on Repurchase Agreements	683,683	28,783	409,781	39,360

5.4.2.6 Financial lease expenses

	Current Period	Prior Period
Financial Lease Expenses	7,187	3,493

5.4.2.7 Interest expenses on factoring payables

None.

5.4.3 Dividend income

	Current Period	Prior Period
Trading Financial Assets	-	-
Financial Assets Valued at Fair Value through Profit or Loss	-	-
Financial Assets Available-for-Sale	2,477	2,400
Others	46,922	44,545
Total	49,399	46,945

(Thousands of New Turkish Lira [YTL])

5.4.4 Trading income/losses (Net)

	Current Period	Prior Period
Income	3,500,222	3,538,081
Trading Account Income	1,327,609	763,803
Derivative financial instruments	1,247,582	632,995
Others	80,027	130,808
Foreign Exchange Losses	2,172,613	2,774,278
Losses (-)	3,636,126	3,594,353
Trading Account Losses	1,398,705	738,928
Derivative financial instruments	1,366,326	658,691
Others	32,379	80,237
Foreign Exchange Losses	2,237,421	2,855,425
Total	(135,904)	(56,272)

5.4.5 Other operating income

The other operating income of the Bank, generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

In the current period, the gain on sales of 80% shares in Garanti Sigorta AŞ, previously classified in investments in subsidiaries, and 15% shares in Garanti Emeklilik ve Hayat AŞ, amounting YTL 762,384 thousands is recorded under other operating income.

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	190,874	165,886
Loans and receivables in Group III	113,312	138,398
Loans and receivables in Group IV	37,398	13,091
Loans and receivables in Group V	40,164	14,397
General Provisions	125,113	59,024
Provision for Possible Losses	17,000	30,000
Impairment Losses on Securities	310	4,204
Financial assets at fair value through profit or loss	310	-
Financial assets available-for-sale	-	4,204
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	9	13,578
Associates	-	-
Subsidiaries	9	-
Joint Ventures	-	-
Investments Held-to-Maturity	-	13,578
Others	4,338	52,569
Total	337,644	325,261

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	699,515	531,928
Reserve for Employee Termination Benefits	6,661	5,108
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	62	4
Depreciation Expenses of Tangible Assets	145,974	131,904
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	24,036	20,869
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	1,394	6,690
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	754,819	603,736
Operational Lease related Expenses	77,209	56,184
Repair and Maintenance Expenses	21,605	14,925
Advertisement Expenses	94,889	69,881
Other Expenses	561,116	462,746
Loss on Sale of Assets	9,043	17,381
Others	181,907	147,432
Total	1,823,411	1,465,052

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

The Bank increased its profit before taxes to YTL 2,772,116 thousands increasing by 109% comparing to the prior year. YTL 2,804,103 thousands of the profit before taxes is derived from net interest income and YTL 1,197,703 thousands from fees and commissions income. The total operating expenses amount to YTL 1,823,411 thousands.

5.4.9 Provision for taxes including taxes from discontinued operations

As of 31 December 2007, the Bank recorded a tax expense of YTL 466,608 thousands (2006: YTL 259,965 thousands) and a deferred tax income of YTL 10,108 thousands (2006: YTL 5,735 thousands, a deferred tax expense).

Deferred tax income/expense on timing differences:

Deferred tax income/(expense) on timing difference	Current Period
Increase in tax deductable timing differences (+)	15,986
Decrease in tax deductable timing differences (-)	1,278
Increase in taxable timing differences (-)	16,155
Decrease in taxable timing differences (+)	11,555
Total	10,108

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(decrease) in tax deductable timing differences	14,708
(Increase)/decrease in taxable timing differences	4,600
Increase/(decrease) in tax losses	-
Increase/(decrease) in tax deductions and exemptions	-
Total	10,108

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

None.

(Thousands of New Turkish Lira [YTL])

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of the Bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

5.5 Statement of Changes in Shareholders' Equity

5.5.1 Any increases arising from application of accounting for financial instruments

5.5.1.1 Increases from valuation of financial assets available-for-sale

None.

5.5.1.2 Increases due to cash flow hedges

The Bank enters into swap contracts to convert variable interest rates on its borrowings to fixed interest rates for cash flow hedging purposes. A gain of YTL 28,316 thousands after netting with the related deferred tax effect on such effective hedging contracts were classified directly under shareholders' equity within "other profit reserves" in the prior period. In the current period, the decrease in such gains is YTL 405 thousands.

5.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The Bank applied hedge accounting for its investments in foreign subsidiaries in compliance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement" using its foreign borrowings in foreign currencies obtained to finance such investments.

The effective portion of net foreign investment hedges is recorded in shareholders' equity as shown in the statement of changes in shareholders' equity and the ineffective portion, if any, is recorded directly in the income statement.

The effective loss of YTL 29,115 thousands on net foreign investment hedge after netting with the related tax effect of YTL 5,823 thousands as net YTL 23,292 thousands is recorded under the shareholders' equity. The balance sheet leg of this net foreign investment hedge is under "funds borrowed".

5.5.2 Any decreases arising from application of accounting for financial instruments

5.5.2.1 Decreases from valuation of financial assets available-for-sale

As of 31 December 2007, the revaluation of financial assets available-for-sale at fair value netted with the related deferred tax liability effect has resulted in an increase by YTL 68,938 thousands that is presented as the current period movement in "securities value increase fund" in the statement of changes in shareholders' equity. The gains transferred to income statement from "securities value increase fund" were YTL 58,501 thousands and YTL 10,219 thousands for the year ended 31 December 2006 and 2007, respectively.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ

Unconsolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.5.2.2 Decreases due to cash flow hedges

None.

5.5.3 Transfers to legal reserves

	Current Period	Prior Period
Transfers to Legal Reserves from Prior Year Profits	64,615	42,778
Transfers to Extraordinary Reserves from Prior Year Profits	752,012	499,930

5.5.4 Issuance of share certificates

None.

5.5.5 Effects of prior years' corrections to beginning balances of current period

Please refer to Note 3.24.

5.5.6 Compensation of prior period losses

None.

5.6 Statement of Cash Flows

5.6.1 Disclosures for "other" items and "effect of change in foreign currency rates cash and cash equivalents" in statement of cash flows

In 2007, the net cash inflows arising from banking operations amount to YTL 3,692,007 thousands. YTL 379,041 thousands of this amount is generated from the change in operating assets and liabilities and YTL 3,312,966 thousands from operating profit. The net cash outflow from investing activities is YTL 2,700,418 thousands. The major item is the cash outflows arising from new investments in securities available-for-sale. Cash and cash equivalents increased to YTL 3,417,495 thousands at the end of the current period in comparison to YTL 2,987,300 thousands at the beginning of the current period.

5.6.2 Cash outflows from acquisition of associates, subsidiaries and joint-ventures

Please refer to Notes 5.1.7.7, 5.1.8.2 and 5.1.8.7.

5.6.3 Cash inflows from disposal of associates, subsidiaries and joint-ventures

Please refer to Notes 5.1.7.6 and 5.1.8.6.

5.6.4 Cash and cash equivalents at beginning of period

	Current Period	Prior Period
Cash on Hand	**327,734**	**197,657**
Cash in YTL	181,169	107,356
Cash in Foreign Currency	146,565	90,301
Cash Equivalents	**2,659,566**	**2,690,552**
Other	2,659,566	2,690,552
TOTAL	2,987,300	2,888,209

5.6.5 Cash and cash equivalents at end of period

	Current Period	Prior Period
Cash on Hand	**445,030**	**327,734**
Cash in YTL	244,772	181,169
Cash in Foreign Currency	200,258	146,565
Cash Equivalents	**2,972,465**	**2,659,566**
Other	2,972,465	2,659,566
TOTAL	3,417,495	2,987,300

5.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

The placements at foreign banks include blocked accounts amounting YTL 1,198,319 thousands of which YTL 126,321 thousands, YTL 208,212 thousands and YTL 16,652 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and YTL 847,134 thousands as collateral against funds borrowed.

5.6.7 Additional information

5.6.7.1 Restrictions on the Bank's potential borrowings

None.

5.6.7.2 Cash inflows presenting increase in operating capacity of the Bank

None.

5.7 Related Party Risks

5.7.1 Transactions with the Bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	668,516	22,923	224,108	8,253	25,793	41,793
Balance at end of period	953,386	61,690	1	1,090	65,794	168,482
Interest and Commission Income	33,165	91	38	70	2,774	702

Prior Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	554,054	15,818	220,633	155,948	120,193	2,006
Balance at end of period	668,516	22,923	224,108	8,253	25,793	41,793
Interest and Commission Income	9,362	114	25	1,287	1,938	134

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ
Unconsolidated Financial Report
as of and for the Year Ended 31 December 2007
(Thousands of New Turkish Lira [YTL])

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Balance at beginning of period	204,325	167,596	75,693	1,144,326	126,686	125,333
Balance at end of period	154,208	204,325	86,051	75,693	235,532	126,686
Interest Expense	31,179	16,126	29,354	53,902	9,874	11,062

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Transactions for Trading:						
Beginning of Period	2,790	-	-	-	-	-
End of Period	-	2,790	-	-	-	-
Total Profit/Loss	-	6	-	-	-	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

5.7.2 The Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 449,373 thousands (2006: YTL 145,174 thousands) compose 1.21% (2006: 0.53%) of the Bank's total cash loans and 0.66% (2006: 0.29%) of the Bank's total assets. The total loans and similar receivables amounting YTL 1,019,181 thousands (2006: YTL 921,207 thousands) compose 1.51% (2006: YTL 1.83%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 231,262 thousands (2006: YTL 72,969 thousands) compose 1.87% (2006: 0.77%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 475,791 thousands (2006: YTL 406,704 thousands) compose 1.22% (2006: 1.35%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.7 and 5.1.8.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Thousands of New Turkish Lira [YTL])

5.8 Domestic, Foreign and Off-Shore Branches or Investments and Foreign Reprensentative Offices

5.8.1 Domestic and foreign branches and representative offices

	Number of Branches	Number of Employees			
Domectic Branches	583	14,443			
			Country		
Foreign Representative Offices	1	1	1-Germany		
	1	1	2-Russia		
	1	1	3-England		
	1	1	4-China		
				Total Assets	Legal Capital
Foreign Branches	1	18	1-Luxembourg	8,507,296	103,820
	1	12	2-Malta	11,871,979	-
	3	40	3-NCTR	203,776	3,520

5.8.2 Opening or closing of domestic and foreign branches and representative offices and significant changes in organisational structure

During the year 2007, 106 new domestic branches were opened and 1 branch was closed.

5.9 Significant Events and Matters Arising Subsequent to Balance Sheet Date

As per the BRSA communiqué published on the Official Gazette no.26779 dated 6 February 2008, "the Changes in Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables", the general provision ratios for cash and non-cash loans increased from 1% to 2% and from 0.2% to 0.4%, respectively.

6 Other Disclosures on Activities of the Bank

6.1 Other disclosures

- It was decided during the Board of Directors meeting of the Bank on 4 April 2007 to gather the Romania branches of Garanti Bank International NV's, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania under one umbrella. The ultimate shareholders of this new structure planned to operate in Romania under the banking license will be, under equal economic partnership principle, Türkiye Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance. The work on this issue continues. The first step is completed by 31 December 2007; Doğuş Holding AŞ has participated in businesses of GE Consumer Finance in Romania by 49.9%.

- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:

  - the Article 38 "Voting" of "the Articles of Association of the Bank" will be amended to provide right of one vote for each share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).

  - the Article 45 "Distribution of Profit" of "the Articles of Association of the Bank" regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from "the Articles of Association of the Bank"; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

  The applications have been filed with the BRSA and the Capital Market Board for these resolutions on 13 June 2007. Following the completion of this process, the amendments to "the Articles of Association" are approved at the extraordinary general assembly meeting held on 4 October 2007.

- On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

US$ 115 millions (YTL 147,775 thousands) that was paid in cash by Deutsche Bank AG for the transfer of the said services up front, is recorded under other operating income.

On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from Türkiye Garanti Bankası AŞ.

- It was decided during the Board of Directors meeting of the Bank on 15 September 2007 to establish a new company namely, Garanti Financial Services NV, in Holland for the purpose of cross border expansions and accordingly to authorize the head office to carry out the establishment procedures.

6.2 The Bank's latest international risk ratings

MOODY'S (December 2007*)	
Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS (January 2007*)	
Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Stable

FITCH RATINGS (January 2008*)	
Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE (December 2007*)	
Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(Thousands of New Turkish Lira [YTL])

6.3 Dividends

At the Annual General Assembly dated 17 April 2007, it was decided to distribute the income of 2006 as follows:

2006 PROFIT DISTRIBUTION TABLE	
CURRENT YEAR PROFIT	1,063,663
A- I.Legal reserve (Turkish Commercial Code 466/1) at 5%	(53,183)
Undistributable funds	(23,019)
B- The first dividend at 5% of the Paid Capital	(105,000)
C- Extraordinary reserves at 5% after above deductions	(44,123)
D-	
- to the members of the Board of Directors upto 5%	-
- to the Bank personnel at 5%	(38,106)
- to the owners of the Founder Shares	(76,213)
E- Extraordinary reserves	(712,588)
F- II.Legal reserve (Turkish Commercial Code 466/2)	(11,432)

In the profit distribution, the undistributable funds are allocated as YTL 27,717 thousands due to changes in certain applications; and the difference is compensated by appropriation from extraordinary reserves.

As per the resolutions of the Board of Directors and the Annual General Assembly on 17 April 2007, the profit distribution as detailed below was decided. The distribution of the profit has started.

CASH DIVIDEND ON 2006 PROFIT FOR ORDINARY SHARE HOLDERS				
	AMOUNTS TO BE PAID IN CASH			
		DIVIDEND PER SHARE WITH A FACE VALUE OF YTL 1		
	TOTAL AMOUNT OF DIVIDEND (YTL)	AMOUNT (YTL)	RATIO (%)	DIVIDEND PAYMENT DATE
GROSS (*)	105,000	0.05000	5.00000	24/04/2007
NET	89,250	0.04250	4.25000	

CASH DIVIDEND ON 2006 PROFIT FOR FOUNDER SHARE HOLDERS				
	AMOUNTS TO BE PAID IN CASH			
		DIVIDEND PER SHARE		
	TOTAL AMOUNT OF DIVIDEND (YTL)	NO OF SHARES	AMOUNT (YTL)	DIVIDEND PAYMENT DATE
GROSS (*)	76,213	370	206	24/04/2007
NET	64,781	370	175	

(*) There will be no withholding tax of 15% on the cash dividends paid to the resident institutions and the parties earning revenues through their operations or permanent representatives in Turkey.

7 Independent Auditors' Report

7.1 Disclosure on independent auditors' report

The Bank's unconsolidated financial statements as of 31 December 2007, have been audited by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International) and an unqualified opinion has been issued in their independent auditors' report dated 15 February 2008.

Evaluation of Financial Position

Financial Position

Despite falling exchange rates, at the end of 2007, the Bank's total assets increased by 34.4% year-on-year, to reach YTL 67,578,482,000 (US$ 58.3 billion). Loans continued to have the largest share in total assets, increasing from 54.4% to 55.1%. Thus the Bank continued to provide financial support to the real economy. The share of securities, the second largest item in assets, fell from 28.6% to 25.4%.

Despite a decline in the portion of deposits among liabilities, deposits are still the largest source with 57.9% share in liabilities and have increased 29.7% compared to previous year. Loans received and funds from repo transactions continued to have a significant share (24.8%), while shareholders' equity increased 47.4% as a result of profitability reaching YTL 6,883,119,000; a 10.2% share.

Capital adequacy ratio increased from 14.12% at the end of the previous period, to 15.38% at the end of 2007.

Assets (YTL 000)	Current Period	%	Prior Period	%	Change	Change %
Cash and Balances with Central Bank	7,227,867	10.70	5,276,872	10.49	1,950,995	36.97
Financial Assets At Fair Value Through Profit or Loss (Net)	145,640	0.22	148,459	0.30	(2,819)	(1.90)
Banks	3,132,983	4.64	896,442	1.78	2,236,541	249.49
Interbank Money Markets	-	-	-	-	-	-
Financial Assets Available-for-Sale(Net)	13,102,474	19.39	9,629,107	19.15	3,473,367	36.07
Loans	37,217,886	55.07	27,350,490	54.39	9,867,396	36.08
Factoring Receivables	-	-	-	-	-	-
Investments Held to Maturity (Net)	3,943,765	5.84	4,618,847	9.18	(675,082)	(14.62)
Investments in Associates (Net)	11,312	0.02	-	-	11,312	-
Investments in Subsidiaries (Net)	577,408	0.85	604,152	1.20	(26,744)	(4.43)
Investments in Joint Ventures (Net)	-	-	-	-	-	-
Lease Receivables (Net)	-	-	-	-	-	-
Derivative Financial Asssets Held for Risk Management	31,960	0.05	4,799	0.01	27,161	565.97
Tangible Assets (Net)	939,830	1.39	885,446	1.76	54,384	6.14
Intangible Assets (Net)	97,014	0.14	67,718	0.13	29,296	43.26
Investment Property (Net)	-	-	-	-	-	-
Tax Asset	52,944	0.08	38,188	0.08	14,756	38.64
Assets Held for Sale and Assets of Discontinued Operations (Net)	112,850	0.17	115,154	0.23	(2,304)	(2.00)
Other Assets	984,549	1.46	651,239	1.30	333,310	51.18
Total Assets	67,578,482	100.00	50,286,913	100.00	17,291,569	34.39

Liabilities (YTL 000)	Current Period	%	Prior Period	%	Change	Change %
Deposits	39,098,102	57.86	30,139,037	59.93	8,959,065	29.73
Derivative Financial Liabilities Held for Trading	451,277	0.67	222,902	0.44	228,375	102.46
Funds Borrowed	8,558,644	12.66	7,890,405	15.69	668,239	8.47
Interbank Money Markets	8,176,891	12.10	4,813,893	9.57	3,362,998	69.86
Securities Issued (Net)	-	-	-	-	-	-
Funds	-	-	-	-	-	-
Miscellaneous Payables	1,831,565	2.71	1,326,830	2.64	504,735	38.04
Other External Fundings Payable	1,155,857	1.71	558,838	1.11	597,019	106.83
Factoring Payables	-	-	-	-	-	-
Lease Payables (Net)	54,738	0.08	44,738	0.09	10,000	22.35
Derivative Financial Liabilities Held for Risk Management	249	-	-	-	249	-
Provisions	561,338	0.83	427,129	0.85	134,209	31.42
Tax Liability	210,302	0.31	192,848	0.38	17,454	9.05
Liabilities for Assets Held for Sale and Assets of Discontinued Operations (Net)	-	-	-	-	-	-
Subordinated Debts	596,400	0.88	-	-	596,400	-
Shareholders' Equity	6,883,119	10.19	4,670,293	9.29	2,212,826	47.38
Total Liabilities	67,578,482	100.00	50,286,913	100.00	17,291,569	34.39

(YTL 000)	Current P.	Prior P.
LIQUID ASSETS	**10,360,850**	**6,173,314**
Cash and Balances with Central Bank	7,227,867	5,276,872
Banks	3,132,983	896,442
INVESTMENTS	**54,409,765**	**41,746,903**
FINANCIAL INVESTMENTS	**17,191,879**	**14,396,413**
Financial Assets At Fair Value Through Profit or Loss (Net)	145,640	148,459
Financial Assets Available-for-Sale (Net)	13,102,474	9,629,107
Investment Held-to-Maturity (Net)	3,943,765	4,618,847
COMMERCIAL INVESTMENTS	**37,217,886**	**27,350,490**
Loans	36,910,871	27,165,145
Loans under follow up (Net)	307,015	185,345
FIXED ASSETS	**1,738,414**	**1,672,470**
Investments in Associates (Net)	11,312	0
Investments in Subsidiaries (Net)	577,408	604,152
Tangible Assets (Net)	939,830	885,446
Intangible Assets (Net)	97,014	67,718
Assets Held for Sale and Assets of Discontinued Operations (Net)	112,850	115,154
OTHER ASSETS	**1,069,453**	**694,226**
DEPOSITS	**39,098,102**	**30,139,037**
Bank Deposits	1,587,551	1,014,274
Savings Deposits	12,444,775	9,115,785
Public Sector Deposits	474,685	28,387
Commercial Deposits	5,951,544	4,187,622
Other	250,886	377,944
Foreign Currency Deposit Accounts	18,326,620	15,358,069
Precious Metal Deposit Accounts	62,041	56,956
LIABILITIES	**16,790,273**	**12,749,036**
Interbank Money Markets	8,176,891	4,813,893
Funds Borrowed	8,558,644	7,890,405
Lease Payables (Net)	54,738	44,738
PROVISIONS	**665,920**	**548,779**
General Provisions	280,661	158,466
Reserve for Employee Benefits	140,372	128,818
Tax Provisions	104,582	121,650
Other Provisions	140,306	139,845
SHAREHOLDERS' EQUITY	**6,883,119**	**4,670,293**
Paid-in Capital	2,100,000	2,100,000
Capital Reserves	1,037,318	891,300
Profit Reserves	1,430,185	615,330
Profit / Loss	2,315,616	1,063,663
OTHER LIABILITIES	**4,141,068**	**2,179,768**

Profitability

The net income of the Bank increased 117.7%, to YTL 2,315,616,000 in 2007, after deducting a YTL 337,644,000 (prior period: YTL 325,261,000) provision for loans and other receivables and a YTL 456,500,000 (prior period: YTL 265,700,000) tax provision in accordance with applicable legislation and international practice.

YTL 724.3 million of this net income came from the sale of the shares of two affiliates, Garanti Sigorta A.Ş. and Garanti Emeklilik ve Hayat A.Ş., YTL 112.3 million was derived from the sale of the custody services business.

In 2007, the number of the Bank's branches and representative offices increased 21.6%, from 487 to 592 and the number of employees 21.9%, from 11,906 to 14,517. Net fees and commissions income increased 25.5%.

As a result of profit growth, return on assets increased from 2.42% to 4.01% and return on equity from 25.5% to 39.90%.

INCOME STATEMENT (YTL 000)	Current Period	Prior Period	Change	Change %
Interest Income	7.216.606	5.158.574	2.058.032	39,90
Interest Expense	4.412.503	3.196.437	1.216.066	38,04
Net Interest Income	**2.804.103**	**1.962.137**	**841.966**	**42,91**
Net Fees and Commissions Income	1.197.703	954.120	243.583	25,53
Dividend Income	49.399	46.945	2.454	5,23
Net Trading Income/Losses (Net)	(135.904)	(56.272)	(79.632)	141,51
Other Operating Income	1.017.870	212.746	805.124	378,44
Total Operating Profit	**4.933.171**	**3.119.676**	**1.813.495**	**58,13**
Provision for Losses on Loans and Other Receivables	337.644	325.261	12.383	3,81
Other Operating Expenses	1.823.411	1.465.052	358.359	24,46
Net Operating Profit (Loss)	**2.772.116**	**1.329.363**	**1.442.753**	**108,53**
Income Resulted from Mergers	-	-	-	-
Income/Loss from Investments Under Equity Accounting	-	-	-	-
Gain/Loss on Net Monetary Position	-	-	-	-
Profit/Loss Before Taxes	**2.772.116**	**1.329.363**	**1.442.753**	**108,53**
Provisions for Taxes	456.500	265.700	190.800	71,81
Net Operating Profit/Loss after Taxes	**2.315.616**	**1.063.663**	**1.251.953**	**117,70**
Income from Discontinued Operations	-	-	-	-
Expenses from Discontinued Operations	-	-	-	-
Profit/Loss before Taxes on Discontinued Operations	-	-	-	-
Provision for Taxes on Discontinued Operations	-	-	-	-
Net Profit Loss after Taxes on Discontinued Operations	-	-	-	-
Net Profit/Loss	**2.315.616**	**1.063.663**	**1.251.953**	**117,70**

Profit Distribution

The Bank earned a YTL 2,315,616,320.21 profit in its 62nd financial year. We propose our esteemed shareholders, the transfer of remaining profit to the Extraordinary Reserve Fund, following setting aside the "Legal reserve fund" and "Legal funds to be statutorily get aside and saved in the Bank".

PROFIT	2,315,616,320.21
1- 5% Legal Reserve	115,780,816.01
2- Statutory Funds that Must be Retained and Saved by the Bank	570,567,256.25
3- Extraordinary Reserve	1,629,268,247.95

Sincerely yours,
The Board of Directors

Risk Management Policies

Risk Management and Internal Audit Organization

At Garanti Bank, the risk management and internal audit functions are carried out in compliance with applicable legislation and independent of executive functions through an organization that reports directly to the Board of Directors. The Board of Directors is ultimately responsible for establishing and ensuring the effective functioning of risk management and internal audit systems and for devising, implementing and maintaining risk management and internal audit strategies and policies that are compatible with the Bank's capital and risk level.


Board of Directors
Audit Committee
Risk Management Department
Internal Control Unit
Audit Department
Compliance Officer
Fraud Department

In accordance with the importance given to corporate governance principles, the Audit Committee continues its activities in order to enable the Board of Directors to carry out audit and supervision functions. The committee receives information from Internal Control, Audit, Risk Management and Fraud departments with regard to their activities, confirms that adequate methods are in place to identify, control and monitor the Bank's risks and regularly informs the Board of Directors of its activities and their results. It also advises the Board of Directors on activity results from the responsible departments, action that must be taken and other issues it deems important for the safety of the Bank's activities.

Risk Management Activities

Garanti measures and monitors market and credit risks using analytical methods that comply fully with international standards. The bank has purchased an advanced risk management software to be used throughout the entire risk management system and Basel II applications. It has already begun to implement this software in accordance with the Bank's needs. Efforts started in 2007 to implement trading risk and Basel II regulatory capital calculation modules and the operational risk loss database.

Market Risk

Market risk is measured, effectively managed and evaluated within a continuously improving structure in accordance with local and international regulations, the Bank's structure, policies and procedures and internationally accepted methodologies.

For market risk management and limit allocation, the Bank uses such methods as Value-at-Risk (VaR), stress tests, scenario analyses, duration, gap and sensitivity analyses and economic capital.

Market risk is managed by measuring and limiting risk in accordance with international standards, providing sufficient capital and mitigating risk through hedging transactions.

Trading risk, (the risk the Bank faces as a result of fluctuations in market prices in relation to the positions it maintains on or off its balance sheet for trading purposes) is calculated daily using the VaR model and economic capital is determined in accordance with the VaR figure. Value-at-Risk is a measure of the maximum expected loss in market value of a portfolio of a certain maturity as a result of market price fluctuations, for a certain confidence interval and a certain probability. VaR is calculated using the parametric method and 260-day historical data at 99% confidence interval. It is then adjusted for kurtosis and liquidity, in order to achieve a better representation of market conditions. The resulting value is used to manage the trading transactions of the Treasury. VaR limits are specified in accordance with the capital allocation approved by the Board of Directors and dynamically updated at the end of each six-month period depending on changes in the Bank's shareholders' equity. These limits are monitored daily and reported by the Risk Management Department.

Calculated for the entire trading portfolio including available for sales portfolio, VaR stood at YTL 52.0 million by the end of 2007 and its average value for 2007 was YTL 38.36 million. This figure does not represent a material risk for the Bank, considering existing market conditions and the Bank's shareholders' equity.

Parametric VaR Adjusted for Liquidity and Kurtosis at 99% CI


80
70
60
50
40
30
20
10
0
(YTL million)
04.01.07
19.01.07
05.02.07
20.02.07
07.03.07
22.03.07
06.04.07
24.04.07
09.05.07
24.05.07
08.06.07
25.06.07
10.07.07
25.07.07
09.08.07
24.08.07
11.09.07
26.29.07
11.10.07
30.10.07
14.11.07
29.11.07
14.12.07

Note: The VaR figure calculated with the internal model is currently used for internal management purposes of the Bank. In accordance with applicable regulations, reports sent to the Banking Regulation and Supervision Agency use the standard method.

In order to identify risk that might arise from major market fluctuations, regular stress tests and scenario analyses are conducted using the VaR model. Back tests are regularly conducted as well, to check the reliability of the model.

Structural Interest Rate Risk: Reports on duration/gap and sensitivity analyses are prepared to determine the interest rate risk the Bank faces as a result of maturity mismatches in its balance sheet. The Assets and Liabilities Committee and the Asset-Liability Management Department use the duration/gap reports to manage balance-sheet interest risk and for liquidity management. Gap management is performed using such tools as IR swaps, futures and long-term repos and long-term fundings such as syndication and securitization are created. Approval of the Assets and Liabilities Committee is required for hedging transactions that are related to the Bank's balance sheet.

Liquidity Risk: The Asset/Liability Management Department, the Liquidity Risk Management Committee and the Assets and Liabilities Committee manage liquidity risk with a view to taking appropriate measures without delay in case of a liquidity crisis arising from market conditions or the Bank's balance sheet structure. The Bank uses a corporate procedure to monitor liquidity risk within the context of written early warning signals, stress levels and possible action to be taken.

Deposits are an important balance sheet item in terms of liquidity management and undergo core-deposit analyses. The Bank complies with the statutory liquidity ratio.

Day-to-day liquidity management is performed by the Asset/Liability Management Department within the limits specified by the Liquidity Risk Management Committee.

Credit Risk

Credit risk management is a structured process for consistently evaluating, quantifying, pricing and monitoring credit risk and covers all aspects of the banking business that are exposed to credit risk. Credit risk is managed on a portfolio basis, taking into consideration the risk-return balance and the Bank's asset quality.

The internal risk rating model, which was developed for the corporate and commercial loan portfolio, was aligned with the Bank's systems in January 2003 and its use at the loan approval stage was incorporated into the relevant policies and procedures. This model was developed using statistical methods on historical data in order to rate customers using objective criteria. The internal risk rating model calculates the default probability for each client. Expected loss, unexpected loss and economic capital are calculated for the portfolio in question, by using risk ratings.

Scorecards developed by Experian are being used in the application and approval stages of the consumer loans and credit cards portfolio. In 2007, Experian also updated the application scorecard model used for consumer loans and started setting up application scorecards for SME loans.

Within the context of treasury operations, the credit risk that may arise from money market, repo and derivatives transactions and the corresponding need for economic capital are calculated using statistical methods based on counterparty default probability.

Operational Risk

All of the Bank's operational risk is managed under the supervision of the Board of Directors and the Audit Committee, with emphasis on the identification, evaluation, monitoring and control/mitigation of risks. The Audit Committee monitors and evaluates the results of the operational risk monitoring activities of the Audit Department and the Internal Control Unit. The Bank is making the necessary efforts to measure operational risk in accordance with its scale, internal control systems and databases, as well as local and international regulations (Basel II).

As part of this effort to measure and manage operational risk, the Bank has primarily prepared a sample risk matrix that uses Basel II categories to categorize existing and potential operational risk and the related business units, reasons and cause and effect types. The audit status, impact and probability of each risk is evaluated within this matrix with a view to controlling risk. The risk matrix is monitored, updated and used by the Internal Control Unit and the Audit Department.

As part of its efforts to implement a risk management software, the Bank is developing an internal database to gather operational risk loss data in a more systematic centralized environment in accordance with Basel II standards. When this operational risk loss database is ready, the Bank will be able to perform risk and capital calculations in accordance with Basel II advanced approaches.

Basel II Compliance

Work related with compliance to Basel II, planned for 2009 by the Banking Regulation and Supervision Agency, is being coordinated by the Risk Management Department at Garanti. The Bank has purchased a Basel II regulatory capital solution as part of the risk management software and plans to finalize its Basel-II-compliant databases and reports by the end of 2008. Analyses required for performing calculations using Basel II advanced approaches has continued in 2007.

Basel II information meetings that were organized for Garanti customers in various provinces will continue in 2008.

The risk management staff of Garanti plays an active role in the Basel II and risk management studies of the committees set up by the Banks Association of Turkey.

Activities of the Internal Control Unit

The Internal Control Unit ensures that a sound internal control environment is in place at the Bank. Accordingly, this unit performs the necessary coordination work in this regard, assuring that activities are performed regularly, efficiently, effectively and in accordance with the management strategy and policies of the Bank and the applicable rules and regulations; additionally, it monitors the integrity and reliability of accounting and recording systems. In this context, efforts are made to set up an infrastructure based on the functional separation of tasks, the sharing of authorities and responsibilities, the establishment of a sound reconciliation system, the integration of self-control mechanisms and systemic controls into processes and the identification and monitoring of exposures.

The control activities and improvement efforts of the Internal Control Unit are centered around the operational risk matrix. This allows the Bank to monitor operational risk within an integrated risk-based system that combines impact, probability and current processes.

Internal controllers reporting to the Internal Control Unit perform monitoring tasks using centralized and on-site control methods.

- In centralized controls, the compliance of accounting and MIS records is daily monitored throughout the Bank.
- In on-site controls, selected units of the headquarters and branches which have been selected based on risk undergo proactive or reactive controls for the compliance of their transactions and documents with internal regulations and applicable legislation.

In addition, tools such as risk reporting and self-assessment applications are used to enable all branches and units to manage their operational risk.

Taking into account the growth trend of the Bank and the growing number of branches, efforts that were launched in 2007 to improve and expand the scope of centralized control activities have been completed to a large extent. The objective is to increase the number of branches covered by the internal control system and to increase the control rate on credit operational risk, by ensuring that operational risk controls on the loan transactions of branches are performed by a centralized team.

Compliance Controls

In accordance with Article 18 of the Regulation on the Internal Systems of Banks, issued by the Banking Regulation and Supervision Agency on November 1, 2006, a Compliance Controls Department was set up under the Internal Control Unit, to perform compliance tasks complying with applicable laws, organizational standards and ethical principles, to prevent events that would cause the Bank to suffer financial losses, cancellation of authorization or loss of reputation.

The Compliance Controls Department coordinates existing control mechanisms regarding the compliance of the Bank's actions with laws, internal rules and regulations and banking practice, ensures that processes are updated in accordance with changes in legislation, monitors efforts to communicate such changes to employees and gives its opinion on new products and transactions before they are implemented.

Other basic responsibilities of the compliance function include the monitoring of international branches and consolidated partnerships for compliance risks arising from foreign legislation and the continuous improvement of the compliance culture and awareness within the Bank.

Emergency Plan

Regular tests are being conducted with the relevant units in order to ensure that, in case of an emergency, the critical processes of the Bank, as specified in the Emergency and Business Continuity Plan, can be activated at the quality and time specified in the plan and that the necessary backup systems and alternative working areas are ready for such emergencies.

Audit Department Activities

The auditing of the Bank's central units, branches and subsidiaries is performed by the Audit Department.

During audits, the Board inspects and evaluates the effectiveness of the internal control systems of the relevant units, with special emphasis on the following:

- Compliance of activities with applicable legislation and internal regulations;
- accuracy and reliability of all financial and non-financial data;
- effectiveness of asset protection practices;
- efficiency and effectiveness of operations.

The Audit Department is also responsible for conducting investigations into fraud, swindling and counterfeiting activities of Bank employees or third parties.

In order to effectively perform all these functions, the Audit Department has divided its activities into the categories of on-spot audits, centralized audits, investigations and examinations and IT audits and has arranged its structure accordingly.

On-site audits involve field work at the subsidiaries, headquarter departments, regional offices and branches of the Bank. These are prioritized according to risk weights and use various audit techniques.

The Audit Department adopts a risk-focused approach to ensure the efficient use of existing resources and to maximize the benefit the Bank derives from its activities. Annual on-site audit plans are prepared and implemented with this approach in mind.

The department also conducts centralized audits that use remote monitoring techniques aimed at identifying systematic deficiencies and errors in banking products, applications and processes. It also makes efforts to inspect and investigate all types of counterfeiting activities and frauds and to set up early warning systems that would identify such activities before they cause any damage.

In addition, the Audit Department conducts IT audits in accordance with its risk-focused approach.

The department also audits the activities of the Bank and its subsidiaries to ensure that they can reach their pre-specified objectives. The scope and frequency of audits, the risk assessments to be performed by the Audit Department and the resources and priorities of the Board are determined in accordance with the targets and strategies of the Bank.

Compliance Officer

In accordance with Law No. 5549 on the Prevention of Money Laundering, the Compliance Officer of the Bank has the following duties and responsibilities:

- To manage information and awareness-raising efforts among employees to ensure the recognition and identification of customers;
- to prepare and when necessary, update the Bank's related policies and to advise management in this regard;
- to coordinate employee training efforts;
- to manage relations with relevant official or private organizations;
- to ensure the notification of suspicious transactions to MASAK (Financial Crimes Investigation Board).

In performing the above duties and responsibilities, the Compliance Officer cooperates with the Audit Department and the Internal Control Unit and meets regularly with the relevant executives to review ongoing activities.

The new software application developed in 2007 to improve the effectiveness and expand the scope of these efforts will be launched in 2008.

Activities of the Fraud Department

The Fraud Department is a new structure that brings together Card, Merchant, Internet and Application Fraud teams that were previously working under different organizations in order to counteract fraud, in accordance with the "enterprise fraud prevention" approach.

An integrated software application was purchased in 2007 to prevent sophisticated acts of fraud and minimize risk and loss involved.

Managers of Internal Systems Units
Name, Length of Service, Responsibilities, Education and Professional Experience

Ebru Ogan
Ebru Ogan graduated from the Business Administration Department of Middle East Technical University. She has worked as an executive at various private companies and banks between 1991-2001. Having joined the Subsidiaries Risk Management Department of Garanti in 2001, Ogan has been Manager of Garanti Bank's Risk Management Department since 2003.

The responsibilities of the Risk Management Department Manager are summarized below:

- To ensure the development of the Bank's market and credit risk models using statistical methods and in accordance with market standards;
- to manage new projects developed in accordance with current needs;
- to ensure the compliance of new systems and processes with the overall policies of the Bank;
- to set up an integrated risk management system that covers all types of risks for the Bank;
- to identify subsidiaries' need for risk measurement, modeling and management systems and ensure that necessary work is carried out.

Osman Bahri Turgut

Osman Bahri Turgut graduated from the Economics Department of Marmara University and has 17 years of experience in banking. He joined Garanti in 1990 and served as Assistant Auditor, Auditor, Branch Manager, Assistant Director of Audit Department, Commercial Loans Department Manager and Internal Control Unit Manager. He has been serving as the Director of the Audit Department since October 4, 2006.

The responsibilities of the Director of the Audit Department are summarized below:

- To determine internal audit policies and procedures and to implement these after obtaining the necessary approvals;
- to monitor and guide internal audit activities, policies, programs, processes and practices;
- to confirm that Board members possess the qualifications required by their authorities and responsibilities;
- to confirm that Board members perform their duties in an independent, diligent and unbiased manner.

Erdoğan Yılmaz

Erdoğan Yılmaz graduated from the International Relations Department of Ankara University and joined Garanti in 1994 as an Assistant Auditor. In 2000, he was promoted to Assistant Director of Audit Department. Yılmaz has 14 years of experience in banking and has been serving as Internal Control Unit Manager since October 4, 2006.

The responsibilities of the Internal Control Unit Manager are summarized below:

- To ensure the establishment of the Bank's internal control system in accordance with applicable legislation and the Bank's targets and policies;
- to collaborate with top management to define the rules and procedures governing the division of internal control tasks between operational employees and internal control employees;
- to prepare the annual business plans of the Internal Control Unit and to ensure that activities are performed in accordance with these plans;
- to confirm that internal control employees possess the qualifications required by their authorities and responsibilities;
- to confirm that internal control employees perform their duties in an independent, diligent and unbiased manner.

Beyhan Kolay

Beyhan Kolay graduated from the Public Administration Department of Middle East Technical University. She joined Garanti in 1994 as an Assistant Auditor and was promoted to Assistant Director of Audit Department in 2005. Kolay has 14 years of experience in banking and has been serving as Fraud Department Manager since September 15, 2006.

The responsibilities of the Fraud Department Manager are:

- To develop and ensure the implementation of strategies for the minimization of financial and non-financial losses that may arise from external fraud;
- to prepare the annual business plans of the Fraud Department and to ensure that activities are performed in accordance with these plans;
- to confirm that the unit's employees possess the qualifications required by their authorities and responsibilities;
- to confirm that the employees of the Fraud Department perform their duties in an independent, diligent and unbiased manner.

Section IV

CONSOLIDATED FINANCIAL STATEMENTS

KPMG

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Auditors' Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ

We have audited the consolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") and its financial affiliates as of 31 December 2007 and the related consolidated income statement, consolidated statement of cash flows, consolidated statement of changes in shareholders' equity and a summary of significant accounting policies and notes to the financial statements.

Disclosure for the responsibility of the Bank's Board of Directors

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the consolidated financial statements; and for adopting sound accounting policies in compliance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published on the Official Gazette no.26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and the statements and guidances published by the Banking Regulation and Supervision Agency (BRSA) on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm

Our responsibility, as independent auditors, is to express an opinion on these consolidated financial statements based on our audit. Our audit is performed in accordance with the "Regulation on the Assignment and Activities of the Banks' Independent Audit Firms" published on the Official Gazette no.26333 dated 1 November 2006 and international standards on auditing. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. Our audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that our audit provides a reasonable basis for our opinion.

Independent Auditors' Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ and its financial affiliates as of 31 December 2007 and the result of its operations and cash flows for the year then ended in accordance with the accounting principles and standards as per the existing regulations described in Article 37 and Article 38 of (Turkish) Banking Law No 5411 and the statements and guidances published by the BRSA on accounting and financial reporting principles.

İstanbul,
15 February 2008

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying consolidated financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

Türkiye Garanti Bankası Anonim Şirketi and its Financial Affiliates Consolidated Financial Report as of and for the Year Ended 31 December 2007

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 İstanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
investorrelations@garanti.com.tr

The consolidated year-end financial report prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Parent Bank
2. Consolidated Financial Statements of the Parent Bank
3. Accounting Policies
4. Consolidated Financial Position and Results of Operations of the Bank
5. Disclosures and Footnotes on Consolidated Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditors' Report

The consolidated subsidiaries and associates in the scope of this consolidated financial report are the followings:

	Subsidiaries		Associates
1.	Garanti Bank International NV	1.	Eureko Sigorta AŞ
2.	Garanti Finansal Kiralama AŞ		
3.	Garanti Bank Moscow		
4.	Garanti Faktoring Hizmetleri AŞ		
5.	Garanti Emeklilik ve Hayat AŞ		
6.	Garanti Yatırım Menkul Kıymetler AŞ		
7.	Garanti Portföy Yönetimi AŞ		
8.	Garanti Financial Services Plc		
9.	Garanti Fund Management Co Ltd		

The consolidated financial statements and related disclosures and footnotes that were subject to independent audit, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying consolidated financial statements are presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk	M. Cüneyt Sezgin	Des O'Shea	S. Ergun Özen	Aydın Şenel	Aylin Aktürk
Board of Directors Chairman	Audit Board Member	Audit Board Member	General Manager	Executive Vice President Responsible of Financial Reporting	Coordinator

The authorized contact person for questions on this financial report:

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no : 90 212 318 23 50
Fax no : 90 212 216 59 02

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

1 General Information

1.1 History of parent bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 583 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 Parent bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on its risk group

As of 31 December 2007, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 shares of the Bank at a nominal value of YTL 97,650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of business consisting of financial services, automotive, media, tourism and service sectors with more than 19,800 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services. GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

1.3 Information on parent bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	17 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	25 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	22 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	33 years
Charles Edward Alexander	Member	22.12.2005	University	27 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	Master	30 years
Oliver B.R.V. Piani	Member	21.02.2007	Master	26 years
Dmitri Lysander Stockton	Member	22.12.2005	University	16 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	20 years

The board membership position of Olivier B.R.V. Piani who has been assigned as of 21 February 2007, for the vacant position of Richard Alan Laxer to complete his duties, was approved by the Annual General Assembly held on 17 April 2007.

(Thousands of New Turkish Lira [YTL])

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	20 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	29 years
Afzal Mohammed Modak	EVP-Finance & Accounting	20.07.2007	Master	22 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	Phd	15 years
Ali Temel	EVP-Loans	21.10.1999	University	17 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	13 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	25 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	22 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	16 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	15 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	22 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	26 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	12 years

The top management listed above does not hold any unquoted shares of the Bank.

1.4 Information on parent bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	559,900	26.6619%	559,900	-
GE Araştırma ve Müşavirlik Limited Şti	437,856	20.8503%	437,856	-

In accordance with the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

1.5 Summary information on parent bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.
The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Balance Sheet

At 31 December 2007

2 Consolidated Financial Statements

			THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
	ASSETS	Footnotes	YTL	FC	Total	YTL	FC	Total
I.	CASH AND BALANCES WITH CENTRAL BANK	5.1.1	3.186.970	4.050.061	7.237.031	1.885.419	3.399.014	5.284.433
II.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)	5.1.2	281.010	750.690	1.031.700	112.526	940.039	1.052.565
2.1	Financial assets held for trading		236.454	690.782	927.236	96.229	901.214	997.443
2.1.1	Government securities		225.090	107.044	332.134	86.754	128.549	215.303
2.1.2	Equity securities		1.462	-	1.462	-	-	-
2.1.3	Other securities		9.902	583.738	593.640	9.475	772.665	782.140
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		44.556	59.908	104.464	16.297	38.825	55.122
III.	BANKS	5.1.3	1.058.305	4.523.469	5.581.774	207.543	2.345.038	2.552.581
IV.	INTERBANK MONEY MARKETS		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)	5.1.4	9.839.136	3.712.231	13.551.367	5.605.729	4.205.447	9.811.176
5.1	Equity securities		37.193	37.674	74.867	28.690	21.668	50.358
5.2	Government securities		9.690.401	2.268.068	11.958.469	5.577.039	3.992.815	9.569.854
5.3	Other securities		111.542	1.406.489	1.518.031	-	190.964	190.964
VI.	LOANS	5.1.5	22.649.101	16.352.923	39.002.024	16.930.784	12.304.069	29.234.853
6.1	Loans		22.342.086	16.352.898	38.694.984	16.745.439	12.303.572	29.049.011
6.1.1	Loans to bank's risk group	5.7	22.720	71.062	93.782	14.707	67.832	82.539
6.1.2	Other		22.319.366	16.281.836	38.601.202	16.730.732	12.235.740	28.966.472
6.2	Loans under follow-up		846.538	5.776	852.314	636.589	7.645	644.234
6.3	Specific provisions (-)		539.523	5.751	545.274	451.244	7.148	458.392
VII.	FACTORING RECEIVABLES	5.1.6	345.643	148.757	494.400	331.436	71.162	402.598
VIII.	INVESTMENTS HELD-TO-MATURITY (Net)	5.1.7	3.498.885	801.475	4.300.360	4.033.978	1.138.623	5.172.601
8.1	Government securities		3.495.683	777.619	4.273.302	4.032.026	1.073.790	5.105.816
8.2	Other securities		3.202	23.856	27.058	1.952	64.833	66.785
IX.	INVESTMENTS IN ASSOCIATES (Net)	5.1.8	29.260	-	29.260	358	-	358
9.1	Associates consolidated under equity accounting		28.997	-	28.997	-	-	-
9.2	Unconsolidated associates		263	-	263	358	-	358
9.2.1	Financial investments in associates		-	-	-	-	-	-
9.2.2	Non-financial investments in associates		263	-	263	358	-	358
X.	INVESTMENTS IN SUBSIDIARIES (Net)	5.1.9	9.694	540	10.234	8.310	585	8.895
10.1	Unconsolidated financial investments in subsidiaries		418	540	958	419	585	1.004
10.2	Unconsolidated non-financial investments in subsidiaries		9.276	-	9.276	7.891	-	7.891
XI.	INVESTMENTS IN JOINT-VENTURES (Net)	5.1.10	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	LEASE RECEIVABLES (Net)	5.1.11	549.408	1.396.241	1.945.649	399.486	887.382	1.286.868
12.1	Financial lease receivables		690.122	1.560.826	2.250.948	501.017	990.216	1.491.233
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		140.714	164.585	305.299	101.531	102.834	204.365
XIII.	DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT	5.1.12	-	31.960	31.960	-	4.799	4.799
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	31.960	31.960	-	4.799	4.799
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	TANGIBLE ASSETS (Net)	5.1.13	963.189	66.471	1.029.660	917.332	59.955	977.287
XV.	INTANGIBLE ASSETS (Net)	5.1.14	110.508	8.977	119.485	83.547	3.725	87.272
15.1	Goodwill		6.388	-	6.388	6.388	-	6.388
15.2	Other intangibles		104.120	8.977	113.097	77.159	3.725	80.884
XVI.	INVESTMENT PROPERTY (Net)	5.1.15	-	-	-	-	-	-
XVII.	TAX ASSET		58.041	311	58.352	43.810	20	43.830
17.1	Current tax asset		-	-	-	-	-	-
17.2	Deferred tax asset	5.1.16	58.041	311	58.352	43.810	20	43.830
XVIII.	ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	5.1.17	112.886	-	112.886	115.196	-	115.196
18.1	Asset held for resale		112.886	-	112.886	115.196	-	115.196
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	OTHER ASSETS	5.1.18	1.489.413	122.938	1.612.351	919.364	165.149	1.084.513
	TOTAL ASSETS		44.181.449	31.967.044	76.148.493	31.594.818	25.525.007	57.119.825

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Balance Sheet

At 31 December 2007

			THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	YTL	FC	Total	YTL	FC	Total
I.	DEPOSITS	5.2.1	20.196.472	23.493.058	43.689.530	14.326.846	19.453.359	33.780.205
1.1	Deposits from bank's risk group	5.7	204.546	135.893	340.439	137.512	506.788	644.300
1.2	Other		19.991.926	23.357.165	43.349.091	14.189.334	18.946.571	33.135.905
II.	DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING	5.2.2	501.205	37.388	538.593	243.904	15.641	259.545
III.	FUNDS BORROWED	5.2.3	1.812.519	9.088.223	10.900.742	950.116	8.711.759	9.661.875
IV.	INTERBANK MONEY MARKETS	5.2.4	7.447.905	1.144.051	8.591.956	4.310.794	984.851	5.295.645
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		7.447.905	1.144.051	8.591.956	4.310.794	984.851	5.295.645
V.	SECURITIES ISSUED (Net)		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	FUNDS		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	MISCELLANEOUS PAYABLES		2.384.138	129.090	2.513.228	1.599.078	141.420	1.740.498
VIII.	OTHER EXTERNAL FUNDINGS PAYABLE		863.062	298.408	1.161.470	111.242	462.460	573.702
IX.	FACTORING PAYABLES	5.2.5	-	-	-	-	-	-
X.	LEASE PAYABLES (Net)	5.2.6	-	4.115	4.115	-	1.664	1.664
10.1	Financial lease payables		-	4.115	4.115	-	1.815	1.815
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		-	-	-	-	151	151
XI.	DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT	5.2.7	-	249	249	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	249	249	-	-	-
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	PROVISIONS	5.2.8	651.197	22.225	673.422	614.762	22.748	637.510
12.1	General provisions		265.965	14.695	280.660	148.747	9.719	158.466
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		143.883	-	143.883	129.930	-	129.930
12.4	Insurance technical provisions (Net)		101.150	-	101.150	198.676	8.068	206.744
12.5	Other provisions		140.199	7.530	147.729	137.409	4.961	142.370
XIII.	TAX LIABILITY	5.2.9	217.521	3.219	220.740	200.135	1.287	201.422
13.1	Current tax liability		217.521	3.189	220.710	199.418	896	200.314
13.2	Deferred tax liability		-	30	30	717	391	1.108
XIV.	LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	5.2.10	-	-	-	-	-	-
14.1	Asset held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	SUBORDINATED DEBTS	5.2.11	-	728.771	728.771	-	143.372	143.372
XVI.	SHAREHOLDERS' EQUITY	5.2.12	6.983.672	142.005	7.125.677	4.748.777	75.610	4.824.387
16.1	Paid-in capital		2.100.000	-	2.100.000	2.100.000	-	2.100.000
16.2	Capital reserves		886.218	139.484	1.025.702	805.552	73.433	878.985
16.2.1	Share premium		-	-	-	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		81.517	108.020	189.537	52.419	70.285	122.704
16.2.4	Revaluation surplus on tangible assets		29.864	-	29.864	2.147	-	2.147
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		1.509	-	1.509	950	-	950
16.2.8	Hedging reserves (effective portion)		774	31.464	32.238	(22.518)	3.148	(19.370)
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772.554	-	772.554	772.554	-	772.554
16.3	Profit reserves		1.560.342	2.521	1.562.863	670.144	2.177	672.321
16.3.1	Legal reserves		165.846	2.521	168.367	106.476	2.177	108.653
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1.388.561	-	1.388.561	526.745	-	526.745
16.3.4	Other profit reserves		5.935	-	5.935	36.923	-	36.923
16.4	Profit or loss		2.413.778	-	2.413.778	1.165.311	-	1.165.311
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		2.413.778	-	2.413.778	1.165.311	-	1.165.311
16.5	Minority interest		23.334	-	23.334	7.770	-	7.770
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		41.057.691	35.090.802	76.148.493	27.105.654	30.014.171	57.119.825

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Off-Balance Sheet Items

At 31 December 2007

			THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
	OFF-BALANCE SHEET ITEMS	Footnotes	YTL	FC	Total	YTL	FC	Total
A.	**OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)**		**23.960.000**	**32.425.848**	**56.385.848**	**17.371.813**	**20.325.065**	**37.696.878**
I.	**GUARANTEES AND SURETIES**	5.3.1	**3.921.013**	**8.969.994**	**12.891.007**	**2.683.457**	**7.364.141**	**10.047.598**
1.1.	Letters of guarantee		3.920.019	5.849.586	9.769.605	2.682.754	4.675.006	7.357.760
1.1.1.	Guarantees subject to State Tender Law		306.986	423.552	730.538	268.378	628.922	897.300
1.1.2.	Guarantees given for foreign trade operations		303.752	326.670	630.422	255.968	318.112	574.080
1.1.3.	Other letters of guarantee		3.309.281	5.099.364	8.408.645	2.158.408	3.727.972	5.886.380
1.2.	Bank acceptances		600	115.887	116.487	616	142.925	143.541
1.2.1.	Import letter of acceptance		600	107.622	108.222	600	141.356	141.956
1.2.2.	Other bank acceptances		-	8.265	8.265	16	1.569	1.585
1.3.	Letters of credit		394	2.915.806	2.916.200	87	2.485.735	2.485.822
1.3.1.	Documentary letters of credit		-	1.649	1.649	-	10.810	10.810
1.3.2.	Other letters of credit		394	2.914.157	2.914.551	87	2.474.925	2.475.012
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		-	88.715	88.715	-	60.475	60.475
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**		**13.139.200**	**3.675.756**	**16.814.956**	**9.807.302**	**1.623.665**	**11.430.967**
2.1.	Irrevocable commitments		13.139.200	3.675.366	16.814.566	9.807.302	1.623.426	11.430.728
2.1.1.	Asset purchase commitments		50.554	1.689.412	1.739.966	146.776	158.806	305.582
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		812	-	812	250	-	250
2.1.4.	Loan granting commitments		2.327.523	924.924	3.252.447	1.825.959	432.198	2.258.157
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1.852.451	-	1.852.451	1.528.984	-	1.528.984
2.1.8.	Tax and fund obligations on export commitments		24.398	-	24.398	19.092	-	19.092
2.1.9.	Commitments for credit card limits		7.619.252	-	7.619.252	6.134.828	-	6.134.828
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1.264.210	1.061.030	2.325.240	151.413	1.032.422	1.183.835
2.2.	Revocable commitments		-	390	390	-	239	239
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	390	390	-	239	239
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	5.3.2	**6.899.787**	**19.780.098**	**26.679.885**	**4.881.054**	**11.337.259**	**16.218.313**
3.1.	Derivative financial instruments held for risk management		-	58.282	58.282	-	7.107	7.107
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	58.282	58.282	-	7.107	7.107
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		6.899.787	19.721.816	26.621.603	4.881.054	11.330.152	16.211.206
3.2.1.	Forward foreign currency purchases/sales		863.438	1.217.606	2.081.044	447.104	956.435	1.403.539
3.2.1.1.	Forward foreign currency purchases		340.766	665.557	1.006.323	273.493	430.544	704.037
3.2.1.2.	Forward foreign currency sales		522.672	552.049	1.074.721	173.611	525.891	699.502
3.2.2.	Currency and interest rate swaps		4.840.279	10.157.286	14.997.565	4.085.925	8.450.168	12.536.093
3.2.2.1.	Currency swaps-purchases		1.215.757	6.023.664	7.239.421	93.461	6.018.190	6.111.651
3.2.2.2.	Currency swaps-sales		3.622.066	4.123.014	7.745.080	3.986.341	2.407.821	6.394.162
3.2.2.3.	Interest rate swaps-purchases		417	5.401	5.818	3.010	12.093	15.103
3.2.2.4.	Interest rate swaps-sales		2.039	5.207	7.246	3.113	12.064	15.177
3.2.3.	Currency, interest rate and security options		1.077.653	7.711.274	8.788.927	311.087	1.651.250	1.962.337
3.2.3.1.	Currency call options		370.616	3.798.693	4.169.309	52.957	855.187	908.144
3.2.3.2.	Currency put options		635.057	3.417.318	4.052.375	258.130	645.348	903.478
3.2.3.3.	Interest rate call options		-	81.200	81.200	-	-	-
3.2.3.4.	Interest rate put options		-	-	-	-	-	-
3.2.3.5.	Security call options		37.344	113.283	150.627	-	65.742	65.742
3.2.3.6.	Security put options		34.636	300.780	335.416	-	84.973	84.973
3.2.4.	Currency futures		114.417	82.650	197.067	36.938	34.828	71.766
3.2.4.1.	Currency futures-purchases		83.070	2.219	85.289	36.938	-	36.938
3.2.4.2.	Currency futures-sales		31.347	80.431	111.778	-	34.828	34.828
3.2.5.	Interest rate futures		-	-	-	-	139.536	139.536
3.2.5.1.	Interest rate futures-purchases		-	-	-	-	69.768	69.768
3.2.5.2.	Interest rate futures-sales		-	-	-	-	69.768	69.768
3.2.6.	Others		4.000	553.000	557.000	-	97.935	97.935
B.	CUSTODY AND PLEDGED ITEMS (IV+V+VI)		129.941.310	67.836.609	197.777.919	115.037.822	126.754.734	241.792.556
IV.	ITEMS HELD IN CUSTODY		46.920.619	12.856.015	59.776.634	28.448.874	12.781.762	41.230.636
4.1.	Customers' securities held		21.162.119	3.625.534	24.787.653	3.219.699	4.408.869	7.628.568
4.2.	Investment securities held in custody		20.241.857	1.385.719	21.627.576	20.700.068	1.926.185	22.626.253
4.3.	Checks received for collection		4.204.954	494.980	4.699.934	3.641.784	378.927	4.020.711
4.4.	Commercial notes received for collection		1.281.717	1.631.219	2.912.936	864.143	1.862.917	2.727.060
4.5.	Other assets received for collection		7.197	5.402.214	5.409.411	90	3.861.442	3.861.532
4.6.	Assets received through public offering		-	18.805	18.805	-	20.233	20.233
4.7.	Other items under custody		22.775	297.544	320.319	23.090	323.189	346.279
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**83.020.691**	**54.980.594**	**138.001.285**	**86.588.948**	**113.972.972**	**200.561.920**
5.1.	Securities		169.805	5.555	175.360	207.080	10.126	217.206
5.2.	Guarantee notes		11.971.031	4.942.492	16.913.523	7.584.926	4.770.191	12.355.117
5.3.	Commodities		157	-	157	237	-	237
5.4.	Warranties		-	463.776	463.776	-	415.030	415.030
5.5.	Real estates		13.345.519	7.900.332	21.245.851	7.935.629	5.948.579	13.884.208
5.6.	Other pledged items		57.534.009	41.668.096	99.202.105	70.860.906	102.823.123	173.684.029
5.7.	Pledged items-depository		170	343	513	170	5.923	6.093
VI.	CONFIRMED BILLS OF EXCHANGE AND SURETIES		-	-	-	-	-	-
			-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		153.901.310	100.262.457	254.163.767	132.409.635	147.079.799	279.489.434

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Income Statement

For the Year Ended 31 December 2007

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 1 January 2007 - 31 December 2007	PRIOR PERIOD 1 January 2006 - 31 December 2006
I.	INTEREST INCOME	5.4.1	7.886.063	5.673.601
1.1	Interest income on loans		4.433.971	3.105.286
1.2	Interest income on reserve deposits		184.252	125.849
1.3	Interest income on banks		439.006	241.944
1.4	Interest income on money market transactions		5.538	2.150
1.5	Interest income on securities portfolio		2.342.324	1.799.117
1.5.1	Trading financial assets		52.725	61.566
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		1.593.503	1.130.437
1.5.4	Investments held-to-maturity		696.096	607.114
1.6	Financial lease income		188.173	129.302
1.7	Other interest income		292.799	269.953
II.	INTEREST EXPENSE	5.4.2	4.788.111	3.521.818
2.1	Interest on deposits		3.295.478	2.454.736
2.2	Interest on funds borrowed		749.030	531.951
2.3	Interest on money market transactions		738.564	472.357
2.4	Interest on securities issued		3.035	712
2.5	Other interest expenses		2.004	62.062
III.	NET INTEREST INCOME (I-II)		3.097.952	2.151.783
IV.	NET FEES AND COMMISSIONS INCOME		1.288.569	1.035.384
4.1	Fees and commissions received		1.720.948	1.360.951
4.1.1	Non-cash loans		107.983	96.908
4.1.2	Others		1.612.965	1.264.043
4.2	Fees and commissions paid		432.379	325.567
4.2.1	Non-cash loans		322	875
4.2.2	Others		432.057	324.692
V.	DIVIDEND INCOME	5.4.3	2.866	2.767
VI.	NET TRADING INCOME/LOSSES (Net)	5.4.4	(218.454)	(51.433)
6.1	Trading account income/losses (Net)		(171.873)	20.420
6.2	Foreign exchange gains/losses (Net)		(46.581)	(71.853)
VII.	OTHER OPERATING INCOME	5.4.5	1.201.924	461.767
VIII.	TOTAL OPERATING PROFIT (III+IV+V+VI+VII)		5.372.857	3.600.268
IX.	PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)	5.4.6	349.695	335.996
X.	OTHER OPERATING EXPENSES (-)	5.4.7	2.108.356	1.799.160
XI.	NET OPERATING PROFIT/LOSS (VIII-IX-X)		2.914.806	1.465.112
XII.	INCOME RESULTED FROM MERGERS		-	-
XIII.	INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING		4.098	-
XIV.	GAIN/LOSS ON NET MONETARY POSITION		-	-
XV.	PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)	5.4.8	2.918.904	1.465.112
XVI.	PROVISION FOR TAXES (±)	5.4.9	497.148	298.549
16.1	Current tax charge		507.497	293.524
16.2	Deferred tax charge/(credit)		(10.349)	5.025
XVII.	NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)	5.4.10	2.421.756	1.166.563
XVIII.	INCOME FROM DISCONTINUED OPERATIONS		-	-
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	EXPENSES FROM DISCONTINUED OPERATIONS (-)		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)	5.4.8	-	-
XXI.	PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)	5.4.9	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)	5.4.10	-	-
XXIII.	NET PROFIT/LOSS (XVII+XXII)	5.4.11	2.421.756	1.166.563
23.1	Equity holders of the bank		2.413.778	1.165.311
23.2	Minority interest		7.978	1.252
	Earnings Per Share (full YTL amount per YTL'000 face value each)		1.149	555

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Income/Expense Items Accounted under Shareholders' Equity For the Year Ended 31 December 2007

	INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 December 2007	PRIOR PERIOD 31 December 2006
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	94.304	(13.765)
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	(31.526)	36.882
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	28.412	382
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	29.115	(28.148)
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	-	-
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	(23.147)	21.300
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	97.158	16.651
XI.	CURRENT PROFIT/LOSSES	2.421.756	1.166.563
1.1	Net changes in fair value of securities (transferred to income statement)	10.224	42.510
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	2.411.532	1.124.053
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	2.518.914	1.183.214

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Changes in Shareholders' Equity

For the Year Ended 31 December 2007

THOUSANDS OF NEW TURKISH LIRA (YTL)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Revaluation Surplus on Assets Held for Sale and Assets of Discontinued Operations	Shareholders' Equity before Minority Interest	Minority Equity	Total Shareholders' Equity
PRIOR PERIOD-31 December 2006																			
I. Balances at beginning of the period		2.100.000	772.554	-	-	69 409	-	36.307	137	-	767.081	162.522	2.147	885	3.553	-	3.914.595	42.022	3.956.617
II. Correction made as per TAS 8		-	-	-	-	-	-	(36.307)	-	-	(22.608)	-	-	-	-	-	(58.915)	-	(58.915)
2.1. Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2. Effect of changes in accounting policies	3.24	-	-	-	-	-	-	(36 307)	-	-	(22.608)	-	-	-	-	-	(58 915)	-	(58.915)
III. Adjusted balances at beginning of the period (I+II)		2.100.000	772.554	-	-	69.409	-	-	137	-	744.473	162.522	2.147	885	3.553	-	3.855.680	42.022	3.897.702
Changes during the period		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IV. Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. Market value changes of securities		-	-	-	-	-	-	-	-	-	-	(39.818)	-	-	-	-	(39.818)	-	(39.818)
VI. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(22.923)	-	(22.923)	-	(22.923)
6.1. Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(405)	-	(405)	-	(405)
6.2. Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	(22.518)	-	(22.518)	-	(22.518)
VII. Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX. Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Translation differences		-	-	-	-	96	-	-	36.786	-	-	-	-	-	-	-	36.882	-	36.882
XI. Changes resulted from disposal of assets		-	-	-	-	(1.471)	-	(13 281)	-	-	15 601	-	-	65	-	-	914	(35.504)	(34.590)
XII. Changes resulted from resclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1. Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.2. Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Share issuance		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIX. Current period net profit/loss		-	-	-	-	-	-	-	-	1.165.311	-	-	-	-	-	-	1.165.311	1.252	1.166.563
XX. Profit distribution		-	-	-	-	40.619	-	540.026	-	-	(760.074)	-	-	-	-	-	(179.429)	-	(179.429)
20.1. Dividends		-	-	-	-	-	-	-	-	-	(178 578)	-	-	-	-	-	(178 578)	-	(178.578)
20.2. Transfers to reserves		-	-	-	-	40 619	-	540.026	-	-	(581 496)	-	-	-	-	-	(851)	-	(851)
20.3. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balances at end of the period (III+IV+V+.......+XVIII+XIX+XX)		2.100.000	772.554	-	-	108.653	-	526.745	36.923	1.165 311	-	122.704	2.147	950	(19.370)	-	4.816.617	7.770	4.824.387
CURRENT PERIOD-31 December 2007																			
I. Balances at beginning of the period		2.100.000	772.554	-	-	108.653	-	526.745	36.923	-	1.165.311	122.704	2.147	950	(19.370)	-	4.816.617	7.770	4 824.387
Changes during the period	5.5.1																		
II. Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Market value changes of securities		-	-	-	-	-	-	-	-	-	-	66.852	-	-	-	-	66.852	-	66.852
IV. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	51.608	-	51.608	-	51.608
4.1. Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	28 316	-	28 316	-	28 316
4.2. Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	23 292	-	23 292	-	23 292
V. Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI. Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Translation differences		-	-	-	-	(538)	-	-	(30.988)	-	-	-	-	-	-	-	(31.526)	-	(31.526)
IX. Changes resulted from disposal of assets		-	-	-	-	(4.434)	-	(28.876)	-	-	33.310	-	-	559	-	-	559	-	559
X. Changes resulted from resclassification of assets		-	-	-	-	-	-	-	-	-	3.948	(19)	-	-	-	-	3.929	7.586	11.515
XI. Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1. Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.2. Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Share issuance	5.5.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Current period net profit/loss		-	-	-	-	-	-	-	-	2.413.778	-	-	-	-	-	-	2.413.778	7.978	2.421.756
XVIII. Profit distribution		-	-	-	-	64.686	-	890.692	-	-	(1.202.569)	-	27.717	-	-	-	(219.474)	-	(219.474)
18.1. Dividends		-	-	-	-	-	-	-	-	-	(219 474)	-	-	-	-	-	(219 474)	-	(219 474)
18.2. Transfers to reserves	5.5.3	-	-	-	-	64 686	-	890 692	-	-	(955.378)	-	-	-	-	-	-	-	-
18.3. Others		-	-	-	-	-	-	-	-	-	(27.717)	-	27.717	-	-	-	-	-	-
Balances at end of the period (I+II+III+.......+XVI+XVII+XVIII)		2.100.000	772.554	-	-	168.367	-	1.388.561	5.935	2.413.778	-	189 537	29 864	1.509	32.238	-	7.102.343	23.334	7.125.677

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Cash Flows

For the Year Ended 31 December 2007

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 December 2007	PRIOR PERIOD 31 December 2006
A.	CASH FLOWS FROM BANKING OPERATIONS			
1.1	Operating profit before changes in operating assets and liabilities	5.6.1	3.123.123	1.549.556
1.1.1	Interests received		7.750.069	5.036.660
1.1.2	Interests paid		(4.643.883)	(3.174.220)
1.1.3	Dividend received		2.866	2.767
1.1.4	Fees and commissions received		1.288.569	1.111.284
1.1.5	Other income		966.387	316.980
1.1.6	Collections from previously written-off loans and other receivables		17.676	29.773
1.1.7	Payments to personnel and service suppliers		(1.862.078)	(1.575.401)
1.1.8	Taxes paid		(396.483)	(198.287)
1.1.9	Others		-	-
1.2	Changes in operating assets and liabilities	5.6.1	335.008	1.756.589
1.2.1	Net (increase) decrease in financial assets held for trading		62.175	(35.194)
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		(4.833.741)	(926.613)
1.2.4	Net (increase) decrease in loans		(9.849.842)	(10.786.221)
1.2.5	Net (increase) decrease in other assets		(1.292.545)	(1.035.300)
1.2.6	Net increase (decrease) in bank deposits		860.380	501.710
1.2.7	Net increase (decrease) in other deposits		8.995.336	7.757.636
1.2.8	Net increase (decrease) in funds borrowed		5.047.343	5.903.693
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		1.345.902	376.878
I.	Net cash flow from banking operations	5.6.1	3.458.131	3.306.145
B.	CASH FLOWS FROM INVESTING ACTIVITIES			
II.	Net cash flow from investing activities	5.6.1	(3.025.915)	(2.805.659)
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		(1.187)	(95)
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		95	35.037
2.3	Purchases of tangible assets		(327.182)	(186.177)
2.4	Sales of tangible assets		57.808	448.125
2.5	Cash paid for purchase of financial assets available-for-sale, net		(9.203.982)	(12.622.942)
2.6	Cash obtained from sale of financial assets available-for-sale, net		5.841.427	8.814.352
2.7	Cash paid for purchase of investments held-to-maturity		(71.632)	(1.112.833)
2.8	Cash obtained from sale of investments held-to-maturity		678.738	1.818.874
2.9	Others		-	-
C.	CASH FLOWS FROM FINANCING ACTIVITIES			
III.	Net cash flow from financing activities		(219.812)	(214.813)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		(219.474)	(178.578)
3.5	Payments for financial leases		(338)	(731)
3.6	Others		-	(35.504)
IV.	Effect of change in foreign exchange rate on cash and cash equivalents		(46.581)	(71.852)
V.	Net increase in cash and cash equivalents (I+II+III+IV)	5.6.1	165.823	213.821
VI.	Cash and cash equivalents at beginning of period	5.6.4	4.149.369	3.935.548
VII.	Cash and cash equivalents at end of period (V+VI)	5.6.5	4.315.192	4.149.369

The accompanying notes are an integral part of these consolidated financial statements.

(Thousands of New Turkish Lira [YTL])

3 Accounting Policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its consolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulation and Supervision Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying consolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis. In BRSA's Circular no.BDDK.DZM.2/13/-d-5 on 28 April 2005, it was stated that as of January 2005, the majority of criteria confirming the existence of a hyperinflationary economy are not valid anymore. Accordingly, the inflation accounting had been applied upto the end of 2004 and ceased beginning from 1 January 2005.

The accounting policies and the valuation principles applied in the preparation of the accompanying consolidated financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying consolidated financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for use of financial instruments and foreign currency transactions

3.2.1 Strategy for use of financial instruments

The liability side of the balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank and its financial affiliates have access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank and its financial affiliates are keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement.

Foreign currency differences arising from the conversion of the net investments in subsidiaries in foreign countries into YTL are classified as "other profit reserves" under the shareholders' equity. The financial liabilities in foreign currencies are designated as hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instruments under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches and consolidated financial affiliates, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Information on consolidated subsidiaries

As of 31 December 2007, Türkiye Garanti Bankası Anonim Şirketi and the following financial affiliates are consolidated in the accompanying consolidated financial statements; Garanti Bank International (GBI), Garanti Bank Moscow (Garanti Moscow), Garanti Finansal Kiralama AŞ (Garanti Finansal Kiralama), Garanti Yatırım Menkul Kıymetler AŞ (Garanti Yatırım), Garanti Portföy Yönetimi AŞ (Garanti Portföy), Garanti Emeklilik AŞ (Garanti Emeklilik), Garanti Faktoring Hizmetleri AŞ (Garanti Faktoring), Garanti Fund Management Co Ltd (GFM) ve Garanti Financial Services Plc (GFS). Following the sale transaction took place on 21 June 2007 as explained in Note 5.1.9, the remaining 20% investment in Garanti Sigorta AŞ is consolidated under equity method of accounting in the accompanying consolidated financial statements. At 1 October 2007, the legal name of this company has been changed as Eureko Sigorta AŞ.

Garanti Sigorta AŞ was established in 1989 to perform insurance activities. In 1992, it was decided to operate life and health branches under a different company and accordingly Garanti Hayat Sigorta AŞ was established. Garanti Hayat Sigorta AŞ was converted into a private pension company in compliance with the legislation early in 2003 and its name was changed as Garanti Emeklilik ve Hayat AŞ. The Bank owns 20% of Garanti Sigorta AŞ that its name has been changed as Eureko Sigorta AŞ at 1 October 2007 and 84.91% of Garanti Emeklilik. The head offices of these companies are in Istanbul.

Garanti Finansal Kiralama was established in 1990 to perform financial lease activities. The company's head office is in Istanbul. The Bank owns 98.94% of the company's shares through direct and indirect shareholdings.

Garanti Faktoring was established in 1990 to perform import, export and domestic factoring activities. The company's head office is in Istanbul. The Bank and T. İhracat Bankası AŞ own 55.40% and 9.78% of the company's shares, respectively. The remaining 34.82% shares are held by public.

GBI was established in 1990 by the Bank to perform banking activities in abroad. This foreign bank's head office is in Amsterdam. It is wholly owned by the Bank.

Garanti Yatırım was established in 1991 to perform brokerage activities for marketable securities, valuable papers and documents representing financial values or financial commitments of issuing parties other than securities. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Moscow was established in 1996 to perform banking activities in abroad. This foreign bank's head office is in Moscow. The Bank and Garanti Financial Services plc own 75.02% and 24.86% of the company shares, respectively.

Garanti Portföy was established in June 1997 to manage the customer portfolios by using the capital market products in compliance with the principles and rules of the regulations regarding the company's purpose of establishment and the portfolio management agreements signed with the customers. The company's head office is in Istanbul. It is wholly owned by the Bank.

GFS was established in Ireland in December 1997 to perform financial activities. The Bank owns 99.99% of the company's shares.

(Thousands of New Turkish Lira [YTL])

Liquidation or sale transactions of the associates and subsidiaries subject to consolidation:

As explained in Note 5.1.9, the Bank sold 80% and 15% of its consolidated subsidiaries' shares; Garanti Sigorta AŞ and Garanti Emeklilik ve Hayat AŞ, respectively to Eureko BV on 21 June 2007.

The Bank sold its 50.98% shares of Garanti Gayrimenkul Yatırım Ortaklığı AŞ in total 37,622,945 unit shares to Doğuş Holding AŞ (A-group shares of 737,705 and B-group shares of 18,066,240 in total 18,803,945 unit shares) and GE Capital Corporation (A-group shares of 737,705 and B-group shares of 18,081,295 in total 18,819,000 unit shares). Subsequent to this sale, the company's name has been changed to Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ.

Doğuş Holding AŞ signed a Share Sales Agreement on 24 August 2005 for the sale of 53,550,000,000 unit shares representing 25.5% of the Bank issued share capital to GE Araştırma ve Müşavirlik Limited Şti which is a GE Group company. According to this agreement, certain non-financial participations and property are to be taken over by Doğuş Holding AŞ at a total price of YTL 958,000 thousands calculated based on the financial statements as of 31 March 2005. 50% of the sale price to be collected at the closing date, 25% to be collected one year from the closing date and the remaining to be collected two years from the closing date. Accordingly, following the sale of shares, the Bank's certain non-financial subsidiaries representing the first group were transferred over to Doğuş Holding AŞ in December 2005. In accordance with the terms of the agreement, beside an investment in a non-financial associate the investment in Doc Finance SA having a book value of CHF 4,350 thousands categorized in the second group was sold to Doğuş Holding AŞ on 17 April 2006. Before this sale, Doc Finance SA used to be consolidated based on "equity method of accounting".

The Bank's two consolidated financial affiliates having in total 76% ownership in Cappadocia Investment Ltd sold their shares in this company before the end of November 2006 to its risk group.

The liquidation of GFM is expected to be completed during the year 2008.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank and its financial affiliates do not have any embedded derivatives.

In accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

General

Interest income and expenses are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest income of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Insurance business

Earned premiums: The premiums of life and non-life branches comprise the premiums due on contracts, net of cancellations, issued during a financial year. These premiums are recorded in the financial statements by taking the reserve for unearned premiums into consideration.

Unearned premium reserve: Insurance companies are required to allocate reserves for unearned premium for all in-force policies. In compliance with the Insurance Supervision Act no.7397, the unearned premium reserve is calculated for all outstanding policies during the balance sheet period after deducting commissions on an accrual basis.

Life assurance provision: Insurance companies operating in life insurance business are required to provide life assurance provision for future guaranteed policy benefits. The life assurance provision is computed by the actuary by taking the mortality assumptions officially applicable for Turkish insurance companies. Revenues arising from the conversion of these provisions into investment, are also taken into consideration while calculating life assurance provisions.

Provision for outstanding claims: Provision is allocated for the outstanding claims incurred and reported but not yet settled as of the reporting period end. Such provisions should be calculated taking into account the results of the appraisal reports or the preliminary assessments of the insured customer and the expert. Moreover, additional provision is allocated for outstanding claims incurred but not reported as of the balance sheet date.

Financial lease operations

Total of minimum rental payments including interests and principals are recorded under "financial lease receivables" as gross. The difference, i.e. the interest, between the total of rental payments and the cost of the related tangible asset is recorded under "unearned income". When the rent payment incurs, the rent amount is deducted from "financial lease receivables"; and the interest portion is recorded as interest income in the income statement.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank and its financial affiliates have the intent and ability to hold until maturity, excluding originated loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any. Interest earned on investments held-to-maturity are recognized as interest income.

Financial assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and originated loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised through providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

Specific allowances for non-performing loan and other receivables are provided in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. Such allowances are deducted from loans under follow-up on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts for Banks. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations and related borrowings

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank or its financial affiliates have no discontinued operations.

3.12 Goodwill and other intangible assets

The intangible assets consist of goodwill, leasehold improvements, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in accordance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. From the beginning of 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Goodwill represents the excess of the total acquisition costs over the shares owned in the net assets of the acquired company at the date of acquisition. The "net goodwill" resulted from the acquisition of the investment and to be included in the consolidated balance sheet, is calculated based on the financial statements of the investee company as adjusted according to the required accounting principles.

If any goodwill is computed at consolidation, it is recorded under intangible assets on the asset side of the consolidated balance sheet as an asset. It is assessed to identify whether there is any indication of impairment. If any such indication exists, the necessary provision is recorded as an expense in the income statement. The goodwill is not amortized.

Estimated useful lives of the intangible assets except for goodwill, are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

(Thousands of New Turkish Lira [YTL])

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs. Tangible assets are recorded at cost in accordance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. From the beginning of 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is four years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank or its financial affiliates. If an inflow of economic benefits has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Obligations concerning employee rights

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignation or misbehaviours.

The Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in accordance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits".

The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 December 2007	31 December 2006
Discount Rate	5.71%	5.71%
Expected Rate of Salary/Limit Increase	5.00%	5.00%
Estimated Employee Turnover Rate	5.81%	5.25%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in accordance with TAS 19.

The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the temporary article no.20 of the Social Security Law no.506.

As per the letter of the Ministry of Employement and Social Security no.55723 dated 9 November 2006, the temporary Article no.23 of the Turkish Banking Law no.5411 and the temporary Article no.6 of the Law no.5502 dated 16 May 2006, the Board of Ministry of Turkey has agreed on 30 November 2006 by the Decree of Board of Ministries no. 2006/11345 that the Decree on the transfer of pension funds similar foundations subject to the temporary article no.20 of the Social Security Law no.506 together with their members and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to Social Security Foundation (SSF) will take place.

(Thousands of New Turkish Lira [YTL])

As per the Article no.9 of the related Decision of Board of Ministries;

The discounted liability for each fund in terms of the persons transferred as of the transfer date, including the contributors left the fund, should be calculated by taking the revenues and expenditures of funds into account under the Law no.506 as follows;

a) The technical interest rate to be used for the actuarial calculation is 10.24% calculated as the nominal interest rate at the issue date of the longest-maturity discounted New Turkish Lira-denominated government bonds as of 30 June 2005, as adjusted to real interest rate using the year-end inflation target based on the consumer price index declared in the Medium-Term Program of the Turkish Government.

b) Mortality table "CSO 1980 female and male lifetime tables" will be used for death-age assumptions.

c) Estimated premium payments (including insurance premiums for illness) made by contributors of the fund after the date of transfer of the fund (i.e. active members and persons making volantary premium payments) up to the date they are entitled to receive salary or income as per the Law no.506 are taken into account as revenue in the calculation of discounted value of the fund.

The technical financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article. As per the actuarial report dated 15 February 2008 and prepared in compliance with the principles explained above, there is no technical or actual deficit determined which requires provision against.

Following the President's application for the annulment of certain statements of the related Article of the Turkish Banking Law no.5411 related with the transfer of funds to SSF on 2 November 2005, by the decision of the Constitutional Court no.E.2005/39, K.2007/33 dated 22 March 2007 as published in the Official Gazette no.26479 dated 31 March 2007, the related Article was annulled and its execution was aborted as of the publication date of this decision. The Constitutional Court's detailed verdict for the annulment of the first paragraph of the temporary Article no.23 of the Turkish Banking Law is published in the Official Gazette no. 26731 dated 15 December 2007. The Constitutional Court stated that the reason behind this annulment was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Turkish Parliament is currently working on new legal arrangements. As of the report date, the legislative work on this subject continues.

Except for the employees of the Bank, the retirement-related benefits of the employees of the consolidated subsidiaries and associates are subject to SSF in case of domestic investees and to the legislations of the related countries in case of foreign investee companies. There are no obligations not reflected in the accompanying consolidated financial statements.

3.18 Taxation

3.18.1 Corporate tax

In accordance with Article No. 32 of the new Corporate Tax Law no.5520 published in the Official Gazette no.26205 dated 21 June 2006, the corporate tax rate is reduced from 30% to 20% in Turkey. Accordingly, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the Turkish tax legislation, the tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

In Holland, corporate income tax is levied at the rate of 25.5% (31 December 2006: 29.6%) on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward to offset against future taxable income for an unlimited number of years. Tax losses can be carried back to three prior years. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assesment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 40% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

In compliance with TAS 12, the deferred tax assets and liabilities of the consolidated affiliates are presented on the asset and liability sides of financial statements seperately, without any offsetting.

3.19 Funds borrowed

Funds are generated from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 December 2007, the Bank or its financial affiliates do not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Information on the business segments on a consolidated basis is as follows as of 31 December 2007:

Current Period	Retail Banking	Corporate Banking	Investment Banking	Other	Total Operations
Total Operating Profit	1,386,049	1,701,407	758,718	610,086	4,456,260
Other	-	-	-	913,731	913,731
Total Operating Profit	**1,386,049**	**1,701,407**	**758,718**	**1,523,817**	**5,369,991**
Net Operating Profit	971,312	1,059,756	519,816	365,154	2,916,038
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	2,866	2,866
Net Operating Profit	**971,312**	**1,059,756**	**519,816**	**368,020**	**2,918,904**
Provision for Taxes	-	-	-	497,148	497,148
Net Profit	**971,312**	**1,059,756**	**519,816**	**(129,128)**	**2,421,756**
Segment Assets	13,682,475	25,822,532	27,079,352	9,524,640	76,108,999
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	39,494	39,494
Undistributed Items	-	-	-	-	-
Total Assets	**13,682,475**	**25,822,532**	**27,079,352**	**9,564,134**	**76,148,493**
Segment Liabilities	23,946,399	16,311,409	19,427,853	9,337,155	69,022,816
Shareholders' Equity	-	-	-	7,125,677	7,125,677
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**23,946,399**	**16,311,409**	**19,427,853**	**16,462,832**	**76,148,493**
Other Segment Items	**32,970**	**(34,339)**	**160,236**	**758,765**	**917,632**
Capital Expenditure	-	-	-	303,402	303,402
Depreciation Expenses	-	-	-	182,298	182,298
Impairment Losses	-	-	4,298	345,397	349,695
Other Non-Cash Income/Expenses	32,970	(34,339)	155,938	(72,332)	82,237
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

3.24.1 Disclosures for the first-time adoption of Turkish Accounting Standards

The accounting principles and valuation methods used in the preparation of the prior period consolidated financial statements are revised as explained in Note 3.1 in compliance with Turkish Accounting Standards and Turkish Financial Reporting Standards as per the communiqué no.1 "Frame for Preparation and Presentation of Financial Statements" of the Turkish Accounting Standards Board published on the Official Gazette no.25702 dated 16 January 2005. In compliance with the Turkish Accounting Standard 8 (TAS 8) "Accounting Policies, Changes in Accounting Estimates and Errors", the adjustments net of deferred tax effects made to the financial statements of the prior period are summarized below.

	Prior Periods Profit/Loss (*)	Total Shareholders' Equity (**)
Reported Balances as of 31 December 2005	**767,081**	**3,956,617**
Reserve for Employee Severance Indemnities	(18,381)	(18,381)
Provision for Short-Term Employee Benefits	(29,488)	(29,488)
Provision for Promotion Expenses of Credit Cards	(11,046)	(11,046)
Reclassification of the Year 2004 Extraordinary Reserves to Prior Periods Profit/Loss	36,307	-
Adjusted Balances as of 31 December 2005	744,473	3,897,702

(*) excluding minority interest

(**) including minority interest

(Thousands of New Turkish Lira [YTL])

3.24.2 Other reclassifications

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006. As a result of this netting, the capital adequacy ratio increased from 12.76% to 12.83%.

As of 31 December 2006, the.foreign currency-indexed loans amounting to YTL 1,209,033 thousands are reclassified from "foreing currency loans" to "turkish lira loans".

The non-financial investment in Bankalararası Kart Merkezi AŞ by 10.15% amounting to YTL 1,177 thousands is reclassified to "financial assets available-for-sale" as of 31 December 2006.

As per the BRSA communiqué published on the Official Gazette no.26651 dated 22 September 2007 "Amendment to Communiqué on the Financial Statements and Disclosures Prepared by the Banks for Public" in consistent with 31 December 2007, as of 31 December 2006 commissions received for cash loans amounting to YTL 111,023 thousands are classified to "interest income on loans" and commissions paid for funds borrowed amounting to YTL 35,122 thousands are classified to "interest expense on funds borrowed".

4 Consolidated Financial Position and Results of Operations

4.1 Consolidated capital adequacy ratio

The Bank's consolidated capital adequacy ratio is 13.98% (unconsolidated capital adequacy ratio: 15.38%) as of 31 December 2007.

4.1.1 Risk measurement methods in calculation of consolidated capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted once more and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report
as of and for the Year Ended 31 December 2007
(Thousands of New Turkish Lira [YTL])

4.1.2 Consolidated capital adequacy ratio

	Risk Weightings									
	Parent Bank Only					Consolidated				
	0%	10%	20%	50%	100%	0%	10%	20%	50%	100%
Value at Credit Risk										
Balance Sheet Items (Net)	**26,382,832**	**-**	**3,101,574**	**7,581,325**	**29,914,059**	**28,187,537**	**-**	**4,336,196**	**7,920,002**	**34,152,647**
Cash on Hand	517,654	-	695	-	-	526,818	-	695	-	-
Securities in Redemption	-	-	-	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	1,801,677	-	-	-	-	1,801,677	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	580,000	-	1,726,595	-	732,668	1,652,114	-	2,660,320	-	1,159,874
Interbank Money Market Placements	-	-	-	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-		-	-	-	-
Reserve Deposits	4,857,119	-	-	-	-	4,857,119	-	-	-	-
Loans	2,410,997	-	92,944	7,512,198	26,400,607	2,534,051	-	319,977	7,587,695	28,227,517
Loans under Follow-Up (Net)	-	-	-	-	307,014	-	-	-	-	307,039
Lease Receivables	-	-	-	-	-	55,191	-	58,547	259,706	1,548,959
Financial Assets Available-for-Sale	10,884,073	-	1,015,000	-	355,001	11,090,934	-	1,015,074	-	584,951
Investments Held-to-Maturity	3,772,165	-	-	-	-	4,095,099	-	-	-	24,285
Receivables from Term Sale of Assets	-	-	-	-	35,682	-	-	-	-	35,682
Miscellaneous Receivables	390	-	-	-	78,024	390	-	-	-	659,118
Accrued Interest and Income	1,061,131	-	116,831	69,127	427,737	1,071,110	-	131,867	72,601	485,643
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	576,990	-	-	-	-	9,539
Tangible Assets (Net)	-	-	-	-	971,595	-	-	-	-	1,061,425
Other Assets	497,626	-	149,509	-	28,741	503,034	-	149,716	-	48,615
Off-Balance Sheet Items	**289,920**	**-**	**5,609,810**	**1,097,686**	**5,931,462**	**292,834**	**-**	**5,680,286**	**1,107,217**	**6,189,861**
Non-Cash Loans and Commitments	289,920	-	5,199,230	1,097,686	5,913,785	292,834	-	5,247,820	1,107,217	6,112,588
Derivative Financial Instruments	-	-	410,580	-	17,677	-	-	432,466	-	77,273
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**26,672,752**	**-**	**8,711,384**	**8,679,011**	**35,845,521**	**28,480,371**	**-**	**10,016,482**	**9,027,219**	**40,342,508**

4.1.3 Summary information related to consolidated capital adequacy ratio

	Parent Bank Only		Consolidated	
	Current Period	Prior Period	Current Period	Prior Period
Value at Credit Risk (VaCR)	41,927,303	31,465,572	46,859,414	35,367,309
Value at Market Risk (VaMR)	579,538	303,300	1,550,094	1,506,975
Value at Operational Risk (VaOR)	4,520,072	-	5,299,036	-
Shareholders' Equity	7,230,960	4,485,274	7,506,982	4,729,134
Shareholders' Equity/(VaCR+VaMR+VaOR) * 100	15.38%	14.12%	13.98%	12.83%

(Thousands of New Turkish Lira [YTL])

4.1.4 Components of consolidated shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,113,321	2,103,031
Nominal Capital	2,113,321	2,103,031
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	773,640	773,640
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	169,744	110,030
I. Legal Reserve (Turkish Commercial Code 466/1)	146,117	96,236
II. Legal Reserve (Turkish Commercial Code 466/2)	23,627	13,794
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,388,115	527,769
Reserve Allocated as per the Decision held by the General Assembly	1,388,115	527,769
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,421,756	1,166,563
Current Period Profit	2,421,756	1,166,563
Prior Periods Profit	-	-
Provision for Possible Losses (up to 25% of Core Capital)	32,000	30,000
Income on Sale of Investments in Associates, Subsidiaries and Real Estate	27,717	-
Primary Subordinated Debt (up to 15% of Core Capital)	-	-
Minority Interests	-	-
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	91,432	61,586
Prepaid Expenses (-)	257,923	151,713
Intangible Assets (-)	28,053	25,686
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Goodwill (Net) (-)	-	-
Total Core Capital	**6,926,293**	**4,711,033**
SUPPLEMENTARY CAPITAL	-	
General Provisions	280,660	158,466
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus Shares of Associates, Subsidiaries and Joint-Ventures (Business Partnership)	1,509	950
Hedging Reserves (Effective Portion)	31,464	(19,370)
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	672,492	106,484
45% of Securities Value Increase Fund	75,337	55,217
Associates and Subsidiaries	-	-
Investment Securities Available for Sale	75,337	55,217
Other Reserves	6,709	36,923
Total Supplemantary Capital	**1,069,137**	**339,636**
TIER III CAPITAL	-	-
CAPITAL	7,995,430	5,050,669

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report
as of and for the Year Ended 31 December 2007
(Thousands of New Turkish Lira [YTL])

DEDUCTIONS FROM CAPITAL	488,448	321,535
Unconsolidated Investments in Banks and Financial Institutions	29,955	1,004
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Banks and Financial Institutions' Assets and Liabilities that are not Fully Consolidated but Included Using Equity Accounting	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	81,085	81,546
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	7,506,982	4,729,134

4.2 Consolidated credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partially or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary.

The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed on a monthly basis.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. This is in line with the concentration of industrial and commercial activities in Turkey.

In accordance with the lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and personal or corporate guarantees.

There are control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The risk arising from such instruments are followed up and the necessary actions are taken to decrease it when necessary.

The liquidated non-cash loans are subject to the same risk weighting with the overdue loans.

Foreign trade finance and other interbank credit transactions are performed through widespread correspondents network. Accordingly, limits are assigned to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

The Bank and its financial affiliates' largest 100 cash loan customers compose 27.64% of the total cash loan portfolio.

The Bank and its financial affiliates' largest 100 non-cash loan customers compose 48.77% of the total non-cash loan portfolio.

(Thousands of New Turkish Lira [YTL])

The Bank and its financial affiliates' largest 100 cash and non-cash loan customers represent 11.05% of the total "on and off balance sheet" assets.

The general provision for consolidated credit risk amounts to YTL 280,660 thousands.

The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

4.2.1 Customer and regional concentration of credit risks

	Loans to Individuals and Corporates		Balances with Banks and Central Bank of Turkey		Securities *		Other Credits **		Off-Balance Sheet Commitments and Contingencies	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Customer concentration										
Private Sector	24,226,179	17,839,981	-	-	609,365	364,332	844,664	852,253	29,971,275	21,476,794
Public Sector	1,034,439	905,600	-	-	16,434,452	13,952,328	84,000	76,343	75,062	13,147
Banks	17,800	120,408	12,291,292	7,479,489	1,658,817	1,614,202	658,202	152,968	9,212,692	7,091,351
Retail Customers	13,723,606	10,368,864	-	-	-	-	25,485	2,949	3,403,418	829,479
Equity Securities	-	-	-	-	76,329	50,358	39,494	9,253	-	-
Total	39,002,024	29,234,853	12,291,292	7,479,489	18,778,963	15,981,220	1,651,845	1,093,766	42,662,447	29,410,771
Regional concentration										
Domestic	36,184,533	27,390,506	7,981,386	5,869,053	17,008,777	14,348,715	1,574,200	1,029,878	31,638,256	21,044,351
European Union (EU) Countries	973,329	632,818	3,147,600	943,321	1,111,916	951,304	53,483	48,748	7,485,289	6,153,389
OECD Countries***	480,372	247,259	9,654	7,113	-	-	7,413	1,652	629,396	334,567
Off-Shore Banking Regions	5,227	24,146	67,502	37,115	13,915	1,952	964	395	24,196	14,991
USA, Canada	35,016	51,919	307,546	182,486	121,055	154,880	490	187	2,331,975	1,281,648
Other Countries	1,323,547	888,205	777,604	440,401	523,300	524,369	15,295	12,906	503,335	581,825
Total	39,002,024	29,234,853	12,291,292	7,479,489	18,778,963	15,981,220	1,651,845	1,093,766	42,662,447	29,410,771

* Includes financial assets held for trading, financial assets available-for-sale and investments held-to-maturity.

** Includes transactions defined as credit as per the Article 48 of the Turkish Banking Law No 5411 and not covered in the first three columns above.

*** OECD countries other than EU countries, USA and Canada.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.2.2 Geographical concentration

	Assets	Liabilities	Non-cash Loans	Capital Expenditures	Net Profit/(Loss)
Current Period					
Domestic	61,509,588	54,971,044	10,326,332	272,545	2,209,769
European Union (EU) Countries	3,994,309	5,404,877	1,227,937	-	16,595
OECD Countries (1)	15,782	780,097	232,657	-	-
Off-Shore Banking Regions	86,743	206,279	24,196	-	3,569
USA, Canada	396,446	5,223,800	310,342	-	-
Other Countries	417,736	355,520	214,673	-	-
Associates, Subsidiaries and Joint-Ventures (Business Partnership)	9,727,889	9,206,876	554,870	29,673	191,823
Unallocated Assets/Liabilities (2)	-	-	-	-	-
Total	76,148,493	76,148,493	12,891,007	302,218	2,421,756
Prior Period					
Domestic	47,500,461	39,327,523	8,213,210	162,695	1,000,883
EU Countries	1,366,866	3,353,765	629,463	-	18,144
OECD Countries (1)	4,706	1,543,114	143,877	-	-
Off-Shore Banking Regions	60,726	78,822	14,991	-	3,478
USA, Canada	274,833	4,464,822	234,269	-	-
Other Countries	6,646	35,780	283,690	-	-
Associates, Subsidiaries and Joint-Ventures (Business Partnership)	7,905,496	7,470,972	528,098	18,055	144,058
Unallocated Assets/Liabilities (2)	91	845,027	-	-	-
Total	57,119,825	57,119,825	10,047,598	180,750	1,166,563

(1) OECD countries other than EU countries, USA and Canada.

(2) Assets, liabilities and equity items that can not be allocated on a consistent basis.

4.2.3 Sectoral distribution of cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**194,622**	**0.87**	**70,563**	**0.43**	**133,017**	**0.79**	**55,325**	**0.45**
Farming and Stockbreeding	189,456	0.85	66,493	0.41	128,942	0.77	54,646	0.45
Forestry	410	-	424	-	183	-	459	-
Fishery	4,756	0.02	3,646	0.02	3,892	0.02	220	-
Manufacturing	**2,979,505**	**13.34**	**5,538,040**	**33.87**	**2,242,757**	**13.39**	**4,047,763**	**32.90**
Mining	109,773	0.49	135,545	0.83	73,391	0.44	104,419	0.85
Production	2,528,984	11.32	4,527,604	27.69	1,842,505	11.00	3,670,535	29.83
Electricity, Gas, Water	340,748	1.53	874,891	5.35	326,861	1.95	272,809	2.22
Construction	**842,137**	**3.77**	**1,162,048**	**7.11**	**537,391**	**3.21**	**532,946**	**4.33**
Services	**4,042,195**	**18.09**	**7,770,793**	**47.51**	**3,071,010**	**18.34**	**5,777,143**	**46.95**
Wholesale and Retail Trade	2,633,025	11.79	2,380,947	14.56	1,895,519	11.32	1,980,845	16.10
Hotel, Food and Beverage Services	248,316	1.11	586,109	3.58	158,978	0.95	513,606	4.17
Transportation and Telecommunication	536,399	2.40	2,607,109	15.94	464,340	2.77	1,476,770	12.00
Financial Institutions	383,046	1.71	1,776,610	10.86	386,743	2.31	1,434,604	11.66
Real Estate and Renting Services	69,913	0.31	206,285	1.26	46,431	0.28	165,199	1.34
"Self-Employment" Type Services	-	-	-	-	-	-	451	-
Educational Services	56,473	0.25	28,093	0.17	31,440	0.19	24,762	0.20
Health and Social Services	115,023	0.52	185,640	1.14	87,559	0.52	180,906	1.48
Others	**14,283,627**	**63.93**	**1,811,454**	**11.08**	**10,761,264**	**64.27**	**1,890,395**	**15.37**
Total	22,342,086	100.00	16,352,898	100.00	16,745,439	100.00	12,303,572	100.00

(Thousands of New Turkish Lira [YTL])

4.2.4 Credit risk by business segments

Loan Groups	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Performing Loans					
Cash Loans	24,838,903	8,077,775	5,712,790	11,328,925	49,958,393
Non-Cash Loans	13,045,588	2,354,191	7,619,536	6,678,917	29,698,232
Loans under Follow-up					
Cash Loans	65,516	-	-	-	65,516
Non-Cash Loans	1,509	-	-	-	1,509
Non-Performing Loans					
Cash Loans	288,062	209,804	354,448	-	852,314
Non-Cash Loans	5,832	-	-	-	5,832
Non-Cash Loans					
Cash Loans	25,192,481	8,287,579	6,067,238	11,328,925	50,876,223
Non-Cash Loans	13,052,929	2,354,191	7,619,536	6,678,917	29,705,573

Provision Types	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Specific Provision					
Cash Loans	178,138	105,471	261,665	-	545,274
Non-Cash Loans	1,763	-	-	-	1,763
General Provision					
Cash Loans	140,770	48,752	33,167	27,591	250,280
Non-Cash Loans	15,186	2,882	9,104	3,208	30,380

4.3 Consolidated market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly on a bank only basis and quarterly on a consolidated basis.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.3.1 Value at market risk on a consolidated basis

	Amount
(I) Capital Obligation against General Market Risk-Standard Method	48,907
(II) Capital Obligation against Specific Risks-Standard Method	48,838
(III) Capital Obligation against Currency Risk-Standard Method	13,794
(IV) Capital Obligation against Stocks Risks-Standard Method	-
(V) Capital Obligation against Exchange Risks-Standard Method	-
(VI) Capital Obligation against Market Risks of Options-Standard Method	12,469
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII)Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**124,008**
(IX) Value-At-Market Risk ((12.5xVIII) or (12.5xVII))	**1,550,094**

4.3.2 Average values at market risk

	Current Period			Prior Period		
	Average	Highest	Lowest	Average	Highest	Lowest
Interest Rate Risk	1,457,766	1,708,025	1,197,599	2,244,681	2,849,322	1,218,229
Common Share Risk	13,707	50,527	25	76,394	139,174	25
Currency Risk	225,605	323,780	117,662	226,729	276,194	183,784
Stock Risk	-	-	-	-	-	-
Exchange Risk	-	-	-	-	-	-
Option Risk	120,536	221,950	44,248	67,209	182,025	8,191
Total Value at Risk	1,817,614	2,304,282	1,359,534	2,615,013	3,446,715	1,410,229

The consolidated value at market risk as of 31 December 2006 and subsequent periods is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and the "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006. For all the prior periods, the calculations made according to the legislation valid during such periods are used.

4.4 Consolidated operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, extraordinary income and income derived from insurance claims at year-end.

	31 December 2004	31 December 2005	31 December 2006
(I) Net Interest Income	1,423,468	1,817,392	2,075,884
(II) Net Fees and Commissions Income	628,881	804,666	1,111,284
(III) Dividend Income	13,039	1,145	2,767
(IV) Net Trading Income/(Losses)	173,601	78,247	(51,433)
(V) Other Operating Expenses	255,151	340,089	461,766
(VI) Gain/Loss on Securities Available-for-Sale and Held-to-Maturity	67,432	58,854	51,307
(VII) Extraordinary Income	139,425	143,781	196,691
(VIII) Insurance Claim Collections	-	-	-
(IX) Gross Income (I+II+III+IV+V-VI-VII-VIII)	2,287,283	2,838,904	3,352,270
(X) Capital Obligation (IX * 15%)	343,092	425,836	502,841
(XI) Average Capital Obligation Against Operational Risk	423,923		
(XII) Value at Operational Risk (XI * 12.5)	5,299,036		

(Thousands of New Turkish Lira [YTL])

4.5 Consolidated currency risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2007, the Bank and its financial affiliates' net 'on balance sheet' foreign currency short position amounts to YTL 1,584,354 thousands (31 December 2006: YTL 3,231,168 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 1,633,572 thousands (31 December 2006: YTL 3,392,232 thousands), while net foreign currency long position amounts to YTL 49,218 thousands (31 December 2006: YTL 161,064 thousands).

The consolidated foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	US$	EUR	Yen (100)	GBP
The Bank's foreign currency purchase rate at balance sheet date	1.1600	1.6968	1.0379	2.3113
Foreign currency rates for the days before balance sheet date;				
Day 1	1.1630	1.7110	1.0288	2.3202
Day 2	1.1700	1.7047	1.0253	2.3265
Day 3	1.1700	1.6967	1.0259	2.3212
Day 4	1.1700	1.6843	1.0247	2.3141
Day 5	1.1700	1.6853	1.0230	2.3126
Last 30-days arithmetical average rate	1.1699	1.7034	1.0406	2.3614

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

The Bank's consolidated currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,577,210	388,137	339	84,375	4,050,061
Banks	1,191,218	3,233,942	13,518	84,791	4,523,469
Financial Assets at Fair Value through Profit/Loss	128,029	606,201	1,668	7,202	743,100
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	91,455	3,557,744	-	63,032	3,712,231
Loans (*)	6,244,006	10,917,802	25,685	576,991	17,764,484
Investments in Associates, Subsidiaries and Joint-Ventures	540	-	-	-	540
Investments Held-to-Maturity	75,883	725,592	-	-	801,475
Derivative Financial Assets Held for Risk Management	-	31,960	-	-	31,960
Tangible Assets	55,184	373	-	10,914	66,471
Intangible Assets	7,989	351	-	637	8,977
Other Assets	992,771	600,680	2	30,061	1,623,514
Total Assets	12,364,285	20,062,782	41,212	858,003	33,326,282
Liabilities					
Bank Deposits	255,982	1,022,660	16	260,572	1,539,230
Foreign Currency Deposits	9,141,035	12,102,361	67,524	580,866	21,891,786
Interbank Money Market Takings	132,367	1,011,684	-	-	1,144,051
Other Fundings	2,798,409	7,016,534	2,051	-	9,816,994
Securities Issued	-	-	-	-	-
Miscellaneous Payables	54,419	68,292	-	6,379	129,090
Derivative Financial Liabilities Held for Risk Management	-	249	-	-	249
Other Liabilities (**)	153,047	158,044	3,485	74,660	389,236
Total Liabilities	12,535,259	21,379,824	73,076	922,477	34,910,636
Net 'On Balance Sheet' Position	**(170,974)**	**(1,317,042)**	**(31,864)**	**(64,474)**	**(1,584,354)**
Net 'Off-Balance Sheet' Position	**334,335**	**1,056,302**	**31,247**	**211,688**	**1,633,572**
Derivative Assets	2,161,009	8,443,840	168,964	686,720	11,460,533
Derivative Liabilities	(1,826,674)	(7,387,538)	(137,717)	(475,032)	(9,826,961)
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**10,183,040**	**16,004,675**	**17,464**	**497,614**	**26,702,793**
Total Liabilities	**9,702,596**	**19,450,587**	**19,894**	**760,884**	**29,933,961**
Net 'On Balance Sheet' Position	**480,444**	**(3,445,912)**	**(2,430)**	**(263,270)**	**(3,231,168)**
Net 'Off-Balance Sheet' Position	**(377,428)**	**3,374,281**	**4,597**	**390,782**	**3,392,232**
Derivative Assets	1,194,583	5,776,120	12,682	529,508	7,512,893
Derivative Liabilities	(1,572,011)	(2,401,839)	(8,085)	(138,726)	(4,120,661)
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans (YTL 1,411,561 thousands) included under YTL loans in the accompanying balance sheet are presented above under the related foreign currency code.

(**) Other liabilities also include gold deposits of YTL 62,042 thousands.

(Thousands of New Turkish Lira [YTL])

4.5.1 Currency risk exposure

The possible increases or decreases in the shareholders' equity and the profit/loss (excluding tax effect) as per an assumption of devaluation by 10% of YTL against currencies mentioned below as of 31 December 2007 and 2006 are presented in the below table. The other variables, especially the interest rates, are assumed to be fixed in this analysis.

	Current Period		Prior Period	
	Profit or Loss of Period	Shareholders' Equity (*)	Profit or Loss of Period	Shareholders' Equity (*)
US$	(40,843)	(26,074)	(14,641)	(7,163)
EUR	17,157	16,336	10,436	10,302
Other FCs	14,660	14,660	12,968	12,968
Total, net	(9,026)	4,922	8,763	16,107

(*) The effect on shareholders' equity also includes the effect of devaluation by 10% of YTL against other currencies on the profit/loss.

4.6 Consolidated interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.6.1 Interest rate sensitivity of assets, liabilities and off balance sheet items
(based on repricing dates)

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,907,841	-	-	-	-	2,329,190	7,237,031
Banks	2,611,177	652,582	1,718,307	216,005	-	383,703	5,581,774
Financial Assets at Fair Value through Profit/Loss	35,839	23,475	266,192	397,928	40,640	267,626	1,031,700
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,260,214	3,607,494	1,620,136	4,570,102	1,558,148	935,273	13,551,367
Loans	9,816,851	7,202,452	8,185,040	10,167,737	2,803,572	826,372	39,002,024
Investments Held-to-Maturity	668,982	2,362,014	300,105	781,710	6,573	180,976	4,300,360
Other Assets	265,230	285,149	786,132	1,090,802	25,818	2,991,106	5,444,237
Total Assets	19,566,134	14,133,166	12,875,912	17,224,284	4,434,751	7,914,246	76,148,493
Liabilities							
Bank Deposits	1,508,297	91,135	382,871	129,177	-	324,614	2,436,094
Other Deposits	27,359,379	4,138,411	1,764,896	275,143	-	7,715,607	41,253,436
Interbank Money Market Takings	7,017,196	432,944	520,865	550,003	-	70,948	8,591,956
Miscellaneous Payables	-	-	-	-	-	2,513,228	2,513,228
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,805,039	2,040,156	2,889,414	701,682	6,654	186,568	11,629,513
Other Liabilities	-	-	-	-	-	9,724,266	9,724,266
Total Liabilities	41,689,911	6,702,646	5,558,046	1,656,005	6,654	20,535,231	76,148,493
On Balance Sheet Long Position	-	7,430,520	7,317,866	15,568,279	4,428,097	-	34,744,762
On Balance Sheet Short Position	(22,123,777)	-	-	-	-	(12,620,985)	(34,744,762)
Off-Balance Sheet Long Position	2,596	82	731	-	-	-	3,409
Off-Balance Sheet Short Position	(72)	(20,686)	(3,777)	-	-	-	(24,535)
Total Position	(22,121,253)	7,409,916	7,314,820	15,568,279	4,428,097	(12,620,985)	(21,126)

Average interest rates on monetary financial instruments (%):

Current Period	Euro	US$	Yen	YTL
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.80	-	-	11.81
Banks	3.70-4.50	4.25-6.60	-	17.50-22.65
Financial Assets at Fair Value through Profit/Loss	6.49-6.50	7.00-12.38	-	10.00-18.94
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.13-10.63	6.61-16.54	-	17.37-20.78
Loans	1.05-10.79	7.00-13.90	2.31	22.95-23.71
Investments Held-to-Maturity	9.11-9.88	6.88-12.38	-	17.33-20.78
Liabilities				
Bank Deposits	3.50-7.08	3.75-6.72	-	13.00-16.65
Other Deposits	1.50-5.00	1.00-6.50	0.48	14.73
Interbank Money Market Takings	4.11	5.06-5.20	-	15.44
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.91-5.85	5.52-6.54	1.85	13.66-18.38

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.6.2 Interest rate sensitivity of assets, liabilities and off balance sheet items
(based on repricing dates)

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,425,434	-	-	-	-	1,858,999	5,284,433
Banks	1,673,808	136,959	432,301	99,924	-	209,589	2,552,581
Financial Assets at Fair Value through Profit/Loss	52,106	107,268	377,212	455,252	9,561	51,166	1,052,565
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,760,022	3,897,170	1,501,556	1,222,574	1,365,739	64,115	9,811,176
Loans	8,668,560	5,686,549	8,187,533	4,880,144	1,607,158	204,909	29,234,853
Investments Held-to-Maturity	577,933	2,408,687	728,048	1,460,189	7,958	(10,214)	5,172,601
Other Assets	353,390	306,991	753,653	723,158	-	1,874,424	4,011,616
Total Assets	16,511,253	12,543,624	11,980,303	8,841,241	2,990,416	4,252,988	57,119,825
Liabilities							
Bank Deposits	1,078,567	189,799	57,568	17,306	-	230,475	1,573,715
Other Deposits	21,874,365	2,787,447	973,114	87,750	-	6,483,814	32,206,490
Interbank Money Market Takings	3,708,339	217,703	284,959	1,071,885	-	12,759	5,295,645
Miscellaneous Payables	-	-	-	-	-	1,740,498	1,740,498
Securities Issued	-	-	-	-	-	-	-
Other Fundings	3,850,782	1,547,357	3,620,270	688,540	73,036	25,262	9,805,247
Other Liabilities	1,465,789	160,853	297,726	1,166	-	4,572,696	6,498,230
Total Liabilities	31,977,842	4,903,159	5,233,637	1,866,647	73,036	13,065,504	57,119,825
On Balance Sheet Long Position	-	7,640,465	6,746,666	6,974,594	2,917,380	-	24,279,105
On Balance Sheet Short Position	(15,466,589)	-	-	-	-	(8,812,516)	(24,279,105)
Off-Balance Sheet Long Position	20,773	192	508	4,921	-	-	26,394
Off-Balance Sheet Short Position	(10,521)	(167)	(508)	(4,921)	-	-	(16,117)
Total Position	(15,456,337)	7,640,490	6,746,666	6,974,594	2,917,380	(8,812,516)	10,277

Average interest rates on monetary financial instruments (%):

Prior Period	Euro	US$	Yen	YTL
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	-
Banks	2.75-4.75	3.25-8.00	-	17.34-21.50
Financial Assets at Fair Value through Profit/Loss	5.63-6.50	7.00-12.38	-	14.08-21.43
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.34-10.63	7.08-12.75	-	20.60-21.21
Loans	5.73-9.93	7.00-14.33	2.80	20.00-25.16
Investments Held-to-Maturity	5.75-9.88	6.88-12.38	-	17.53-23.06
Liabilities				
Bank Deposits	3.33-5.67	5.25-7.35	-	15.00-18.56
Other Deposits	2.02-5.00	2.00-6.75	0.68	15.77
Interbank Money Market Takings	3.33	5.26-5.60	-	14.20-17.14
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.97-5.08	5.50-6.69	-	14.69-20.31

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

4.6.3 Possible effects of interest rate sensitivity of financial assets and liabilities on profit/loss and shareholders' equity in future period

The sensitivity of the income statement is the effect of possible changes in the interest rates on the net interest income of floating rate financial assets and liabilities not held for trading purposes as of 31 December 2007. The sensitivity of the shareholders' equity as of 31 December 2007, is calculated through revaulating the financial assets available-for-sale taking into account the possible changes in interest rates. The below analysis is prepared only on a bank only basis for the Bank, not on a consolidated basis. The tax effects are not considered in the anaysis. The other variables, especially exchanges rates, are assumed to be fixed in this analysis. The same method is applied for 31 December 2006. The sensivity of trading portfolio is also included in the below table.

	Profit or Loss of Period		Shareholders' Equity (*)	
Current Period	increase by 100 bps	decrease by 100 bps	increase by 100 bps	decrease by 100 bps
Financial assets at fair value through profit or loss	19,041	(20,072)	19,041	(20,072)
Financial assets available-for-sale	-	-	247,139	(269,742)
Financial assets at floating rates	283,524	(296,401)	283,524	(296,401)
Financial liabilities at floating rates	(89,699)	93,446	(89,699)	93,446
Total, net	212,866	(223,027)	460,005	(492,769)

	Profit or Loss of Period		Shareholders' Equity (*)	
Prior Period	increase by 100 bps	decrease by 100 bps	increase by 100 bps	decrease by 100 bps
Financial assets at fair value through profit or loss	(3,400)	3,433	(3,400)	3,433
Financial assets available-for-sale	-	-	88,817	(93,472)
Financial assets at floating rates	117,917	(121,994)	117,917	(121,994)
Financial liabilities at floating rates	(40,596)	41,265	(40,596)	41,265
Total, net	73,921	(77,296)	162,738	(170,768)

(*) The effect on shareholders' equity also includes the effect of 100 bps increase or decrease in interest rates on the profit/loss.

4.7 Consolidated liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The liquidity ratios in 2007 are as follows:

	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + YTL	FC	FC + YTL
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

(Thousands of New Turkish Lira [YTL])

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,329,190	4,907,841	-	-	-	-	-	7,237,031
Banks	877,719	1,996,223	210,055	875,903	1,017,710	604,164	-	5,581,774
Financial Assets at Fair Value through Profit/Loss	1,693	36,066	61,242	337,433	553,896	41,370	-	1,031,700
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	63,649	16,891	186,225	2,255,953	8,232,527	2,795,490	632	13,551,367
Loans	76,562	8,315,144	4,840,982	6,477,577	12,379,266	6,605,453	307,040	39,002,024
Investments Held-to-Maturity	-	186,352	143,288	312,500	3,651,644	6,576	-	4,300,360
Other Assets	582,719	432,464	871,583	794,276	1,104,154	25,818	1,633,223	5,444,237
Total Assets	3,931,532	15,890,981	6,313,375	11,053,642	26,939,197	10,078,871	1,940,895	76,148,493
Liabilities								
Bank Deposits	376,893	1,452,824	91,628	383,497	131,252	-	-	2,436,094
Other Deposits	8,479,238	26,396,901	4,160,545	1,712,467	419,175	85,110	-	41,253,436
Other Fundings	-	725,555	174,367	4,481,207	1,726,932	4,521,452	-	11,629,513
Interbank Money Market Takings	-	7,047,766	437,661	535,087	571,442	-	-	8,591,956
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	161,859	1,735,495	22,011	593,863	-	-	-	2,513,228
Other Liabilities (**)	886,700	260,714	213,028	181,653	23,703	73,940	8,084,528	9,724,266
Total Liabilities	9,904,690	37,619,255	5,099,240	7,887,774	2,872,504	4,680,502	8,084,528	76,148,493
Liquidity Gap	(5,973,158)	(21,728,274)	1,214,135	3,165,868	24,066,693	5,398,369	(6,143,633)	-
Prior Period								
Total Assets	2,377,062	12,748,994	5,424,100	9,217,594	21,401,928	4,038,939	1,911,208	57,119,825
Total Liabilities	8,380,680	27,128,580	3,921,376	4,870,805	3,503,752	3,503,427	5,811,205	57,119,825
Liquidity Gap	(6,003,618)	(14,379,586)	1,502,724	4,346,789	17,898,176	535,512	(3,899,997)	-

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	Prior Period	Current Period	Prior Period
Finansal Assets	**69,145,043**	**46,771,211**	**69,434,131**	**46,541,212**
Interbank Money Market Placements	-	-	-	-
Banks	12,291,292	2,552,581	12,291,292	2,552,581
Financial Assets Available-for-Sale	13,551,367	9,811,176	13,551,367	9,811,176
Investments Held-to-Maturity	4,300,360	5,172,601	4,296,848	5,109,516
Loans	39,002,024	29,234,853	39,294,624	29,067,939
Financial Liabilities	**65,695,456**	**50,478,223**	**65,695,456**	**50,478,223**
Bank Deposits	2,436,094	1,573,715	2,436,094	1,573,715
Other Deposits	41,253,436	32,206,490	41,253,436	32,206,490
Interbank Money Market Takings and Funds Borrowed	19,492,698	14,957,520	19,492,698	14,957,520
Securities Issued	-	-	-	-
Miscellaneous Payables	2,513,228	1,740,498	2,513,228	1,740,498

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Fair values of financial assets available-for-sale and investments held-to-maturity are derived from market prices or in case of absence of such prices, market prices of other securities quoted in similar qualified markets and having substantially similar characteristics in terms of interest, maturity and other conditions.

Fair values of loans are calculated discounting future cash flows at current market interest rates for fixed-rate loans. The carrying values of floating-rate loans are deemed a reasonable proxy for their fair values.

Fair values of other financial assets and liabilities are represented by the total of acquisition costs and accrued interest income.

4.9 Transactions carried out on behalf of customers, items held in trust

The Bank and its financial affiliates provide buying, selling and custody services and management and advisory services in financial matters for its customers.

There is no involvement in trust activities.

5 Disclosures and Footnotes on Consolidated Financial Statements

5.1 Consolidated assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	244,779	209,416	181,253	154,042
Central Bank of Turkey	2,939,012	3,770,506	1,700,078	3,226,830
Others	3,179	70,139	4,088	18,142
Total	3,186,970	4,050,061	1,885,419	3,399,014

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	2,777	1,798,900	621	1,500,852
Unrestricted Time Deposits	-	-	500,730	-
Restricted Time Deposits	-	-	-	-
Reserve Deposits	2,936,235	1,971,606	1,198,727	1,725,978
Total	2,939,012	3,770,506	1,700,078	3,226,830

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 11.81% for YTL deposits and 1.95% and 1.80% for USD and EUR deposits, respectively.

5.1.2 Financial assets at fair value through profit/loss (net)

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Common Shares	-	-	-	-
Bills, Bonds and Similar Securities	1,915	-	8,215	-
Others	-	129,071	-	133,500
Total	1,915	129,071	8,215	133,500

5.1.2.2 Positive differences on trading derivative instruments

Trading Derivatives

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	8,606	7,643	7,520	2,582
Swap Transactions	13,456	40,734	6,138	30,825
Futures	-	-	-	-
Options	22,494	11,456	2,639	2,057
Others	-	75	-	3,361
Total	44,556	59,908	16,297	38,825

5.1.3 Banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Domestic banks	266,652	1,005,215	138,472	803,673
Foreign banks	791,653	3,518,254	69,071	1,541,365
Foreign headoffices and branches	-	-	-	-
Total	1,058,305	4,523,469	207,543	2,345,038

Due from foreign banks:

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	2,056,968	789,300	1,090,632	154,021
USA and Canada	216,511	135,090	91,035	47,396
OECD Countries (1)	9,654	7,113	-	-
Off-shore Banking Regions	50,850	22,996	16,652	14,119
Others	777,604	440,401	-	-
Total	3,111,587	1,394,900	1,198,319	215,536

(1) OECD countries other than the EU countries, USA and Canada

The placements at foreign banks include blocked accounts amounting YTL 1,198,319 thousands of which YTL 126,321 thousands, YTL 208,212 thousands and YTL 16,652 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and the remaining amount is blocked as collateral against funds borrowed.

The consolidated domestic banks include blocked accounts of YTL 40,417 thousands held for insurance activities.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.4 Financial assets available-for-sale (net)

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL include government bonds. Carrying values of such securities with total face value of YTL 671,758 thousands (31 December 2006: YTL 458,133 thousands) is YTL 673,136 thousands (31 December 2006: YTL 463,266 thousands). The related accrued interests and impairment losses amount to YTL 54,535 thousands (31 December 2006: YTL 51,108 thousands) and YTL 50 thousands (31 December 2006: nil).

Collateralized financial assets available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of US$ 428,330,000 and EUR 3,563,000 (31 December 2006: US$ 432,650,000 and EUR 3,563,000), are US$ 428,126,767 and EUR 3,886,376 (31 December 2006: US$ 429,219,469 and EUR 4,028,624). The related accrued interests amount to US$ 18,296,092 and EUR 81,874 (31 December 2006: US$ 19,766,624 and EUR 14,195), respectively and the impairment losses to US$ 619,275 and EUR 70,211 (31 December 2006: US$ 28,485).

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	727,621	523,916	514,373	634,046
Assets subject to Repurchase Agreements	5,867,904	704,884	3,883,783	518,935
Total	6,595,525	1,228,800	4,398,156	1,152,981

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	13,487,717	9,763,491
Quoted at Stock Exchange	12,080,698	7,201,046
Unquoted at Stock Exchange	1,407,019	2,562,445
Common Shares	24,053	23,885
Quoted at Stock Exchange	5,225	5,229
Unquoted at Stock Exchange	18,828	18,656
Impairment Losses (-)	39,597	23,800
Total	13,551,367	9,811,176

As of 31 December 2007, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (31 December 2006: USD 625,000,000) and a total carrying value of USD YTL 1,039,423 thousands (31 December 2006: YTL 897,013 thousands). Garanti Faktoring's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of USD 35,850,000 and EUR 2,500,000 (31 December 2006: -) and a total carrying value of USD YTL 30,633 thousands (31 December 2006: -).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	1	1,090	2	9,455
Corporates	1	1,090	2	9,455
Individuals	-	-	-	-
Indirect Lendings to Shareholders	74,459	168,482	82,587	41,793
Loans to Employees	58,807	-	37,034	-
Total	133,267	169,572	119,623	51,248

(Thousands of New Turkish Lira [YTL])

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
Cash Loans	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	38,629,468	-	-	65,516
Discounted Bills	85,629	-	-	-
Export Loans	3,316,521	-	-	11,494
Import Loans	23,125	-	-	-
Loans to Financial Sector	847,039	-	-	-
Foreign Loans	2,226,175	-	-	-
Consumer Loans	8,077,775	-	-	-
Credit Cards	5,712,799	-	-	-
Precious Metal Loans	175,846	-	-	-
Others	18,164,559	-	-	54,022
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	38,629,468	-	-	65,516

Collaterals received for loans under follow-up

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	12	-	-	12
Loans Collateralized by Mortgages	23,294	-	-	23,294
Loans Collateralized by Pledged Assets	526	-	-	526
Loans Collateralized by Cheques and Notes	4,233	-	-	4,233
Loans Collateralized by Other Collaterals	15,468	-	-	15,468
Unsecured Loans	21,983	-	-	21,983
Total	65,516	-	-	65,516

5.1.5.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Short-Term Loans	15,674,582	-	-	57,005
Loans	15,674,582	-	-	57,005
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-Term Loans	22,954,886	-	-	8,511
Loans	22,954,886	-	-	8,511
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	38,629,468	-	-	65,516

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report
as of and for the Year Ended 31 December 2007
(Thousands of New Turkish Lira [YTL])

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	134,314	6,831,884	6,966,198
Housing Loans	1,606	3,630,226	3,631,832
Automobile Loans	5,698	1,075,585	1,081,283
General Purpose Loans	127,007	2,126,073	2,253,080
Others	3	-	3
Consumer Loans – FC-indexed	**2,808**	**628,288**	**631,096**
Housing Loans	1,155	529,986	531,141
Automobile Loans	281	49,467	49,748
General Purpose Loans	1,372	48,835	50,207
Others	-	-	-
Consumer Loans – FC	4,409	49,197	53,606
Housing Loans	-	18,611	18,611
Automobile Loans	25	9,858	9,883
General Purpose Loans	22	17,101	17,123
Others	4,362	3,627	7,989
Retail Credit Cards – YTL	**5,475,967**	-	**5,475,967**
With Installment	2,444,470	-	2,444,470
Without Installment	3,031,497	-	3,031,497
Retail Credit Cards-FC	**32,796**	-	**32,796**
With Installment	-	-	-
Without Installment	32,796	-	32,796
Personnel Loans-YTL	**7,267**	**12,691**	**19,958**
Housing Loan	-	1,375	1,375
Automobile Loans	-	288	288
General Purpose Loans	7,267	11,028	18,295
Others	-	-	-
Personnel Loans-FC-indexed	-	406	406
Housing Loans	-	124	124
Automobile Loans	-	282	282
General Purpose Loans	-	-	-
Others	-	-	-
Personnel Loans-FC	70	8,789	8,859
Housing Loans	-	3,552	3,552
Automobile Loans	-	107	107
General Purpose Loans	70	5,130	5,200
Others	-	-	-
Personnel Credit Cards-YTL	29,575	-	29,575
With Installment	13,989	-	13,989
Without Installment	15,586	-	15,586
Personnel Credit Cards-FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Deposit Accounts-YTL (real persons)	**397,652**	-	**397,652**
Deposit Accounts-FC (real persons)	-	-	-
Total	6,084,858	7,531,255	13,616,113

(Thousands of New Turkish Lira [YTL])

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans-YTL	119,146	2,887,273	3,006,419
Real Estate Loans	254	367,739	367,993
Automobile Loans	9,929	1,277,425	1,287,354
General Purpose Loans	108,963	1,242,109	1,351,072
Others	-	-	-
Installment-based Commercial Loans-FC-indexed	27,106	356,524	383,630
Real Estate Loans		54,273	54,273
Automobile Loans	1,031	179,287	180,318
General Purpose Loans	26,075	122,964	149,039
Others	-	-	-
Installment-based Commerical Loans-FC	-	9,421	9,421
Real Estate Loans	-	76	76
Automobile Loans	-	1,929	1,929
General Purpose Loans	-	7,416	7,416
Others	-	-	-
Corporate Credit Cards-YTL	170,181	-	170,181
With Installment	-	-	-
Without Installment	170,181	-	170,181
Corporate Credit Cards-FC	4,280	-	4,280
With Installment	991	-	991
Without Installment	3,289	-	3,289
Deposit Accounts-YTL (corporate)	433,773	-	433,773
Deposit Accounts-FC (corporate)	-	-	-
Total	754,486	3,253,218	4,007,704

5.1.5.6 Allocation of loans by customers

	Current Period	Prior Period
Public Sector	1,034,439	913,572
Private Sector	37,660,545	28,135,439
Total	38,694,984	29,049,011

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	36,117,908	27,795,773
Foreign Loans	2,577,076	1,253,238
Total	38,694,984	29,049,011

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	201	112
Indirect Lending	-	-
Total	201	112

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables-Limited Collectibility	23,734	23,281
Doubtful Loans and Receivables	90,827	58,177
Uncollectible Loans and Receivables	430,713	376,934
Total	545,274	458,392

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.5.10 Non-performing loans (NPLs) (net)

Non-performing loans and other receivables restructured or rescheduled:

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Current Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,424
Rescheduled Loans and Receivables	-	-	-
Total	-	-	54,424
Prior Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	32,547
Rescheduled Loans and Receivables	-	-	-
Total	-	-	32,547

Movements in non-performing loan groups:

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Balances at Beginning of Period	78,232	117,448	448,554
Additions (+)	612,003	45,253	13,424
Transfer from Other NPL Categories (+)	-	401,540	250,213
Transfer to Other NPL Categories (-)	401,540	250,213	17,340
Collections during the Period (-)	139,738	113,377	108,645
Write-offs (-)	15	11	83,474
Corporate and Commercial Loans	2	-	1,672
Retail Loans	13	11	125
Credit Cards	-	-	81,677
Other	-	-	-
Balances at End of Period	148,942	200,640	502,732
Specific Provisions (-)	23,734	90,827	430,713
Net Balance on Balance Sheet	125,208	109,813	72,019

The loans previously classified under uncollectible loans and receivables amounting YTL 17,340 thousands are included in "Transfer to Other NPL Categories" line as they are either restructured or rescheduled.

Movements in specific loan provisions

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	174,186	34,986	249,220	458,392
Additions during the Period (+)	26,034	94,054	230,115	350,203
Restructured/Rescheduled Loans (-)	4,335	-	-	4,335
Collections during the Period (-)	16,082	23,417	135,993	175,492
Write-Offs (-)	1,665	152	81,677	83,494
Balances at End of Period	178,138	105,471	261,665	545,274

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Non-performing loans in foreign currencies

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	3,103	2,892	95,892
Specific Provisions (-)	142	298	72,755
Net Balance at Balance Sheet	2,961	2,594	23,137
Prior Period			
Balance at End of Period	161	581	111,307
Specific Provisions (-)	22	154	69,150
Net Balance at Balance Sheet	139	427	42,157

Gross and net non-performing loans and receivables as per customer categories

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	125,208	109,813	72,019
Loans to Individuals and Corporates (Gross)	148,942	200,640	490,742
Specific Provision (-)	23,734	90,827	418,723
Loans to Individuals and Corporates (Net)	125,208	109,813	72,019
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	54,951	59,271	71,620
Loans to Individuals and Corporates (Gross)	78,232	115,317	438,848
Specific Provision (-)	23,281	56,046	367,228
Loans to Individuals and Corporates (Net)	54,951	59,271	71,620
Banks (Gross)	-	-	4,318
Specific Provision (-)	-	-	4,318
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	2,131	5,388
Specific Provision (-)	-	2,131	5,388
Other Loans and Receivables (Net)	-	-	-

Collaterals received for non-performing loans

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	186	169	-	355
Loans Collateralized by Mortgages	139,179	29,879	-	169,058
Loans Collateralized by Pledged Assets	29,397	56,195	-	85,592
Loans Collateralized by Cheques and Notes	43,192	87,695	-	130,887
Loans Collateralized by Other Collaterals	21,666	6,676	-	28,342
Unsecured Loans	54,442	29,190	354,448	438,080
Total	288,062	209,804	354,448	852,314

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables legally qualified as "uncollectible" by way of the "incapability document", are written off. In such cases where any possible collections are negligible comparing to the possible expenses, the receivables may be written off by the decision of the board of directors.

5.1.5.12 Write-off policy

Please refer to Note 5.1.5.11 above.

5.1.6 Factoring receivables

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	345,643	148,757	331,436	71,162
Medium and Long-Term	-	-	-	-
Total	345,643	148,757	331,436	71,162

5.1.7 Investments held-to-maturity (net)

5.1.7.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	283,506	27,897	229,691	35,481
Investments subject to Repurchase Agreements	2,645,615	500,243	1,057,869	606,489
Total	2,929,121	528,140	1,287,560	641,970

5.1.7.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	4,027,893	4,707,081
Treasury Bills	-	-
Other Government Securities	245,409	398,735
Total	4,273,302	5,105,816

5.1.7.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	4,357,505	5,228,073
Quoted at Stock Exchange	4,191,786	4,654,287
Unquoted at Stock Exchange	165,719	573,786
Impairment Losses (-)	(57,145)	(55,472)
Total	4,300,360	5,172,601

5.1.7.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	5,172,601	3,064,645
Foreign Currency Differences On Monetary Assets	(174,812)	96,002
Purchases during the Period	71,632	3,923,995
Disposals through Sales/Redemptions	678,737	1,818,874
Impairment Losses (-)	13,032	20,741
Change in Redeemed Costs	(77,292)	(72,426)
Balances at End of Period	4,300,360	5,172,601

(Thousands of New Turkish Lira [YTL])

The Bank reclassified certain investment securities, previously classified in its available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its investments held-to-maturity portfolio in compliance with the "Regulation on Accounting Standards". Such securities are included in "purchases during the period" line above in the movement table of investments held-to-maturity for the period at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement up to their maturities as earned.

5.1.8 Investments in associates (net)

5.1.8.1 Unconsolidated investments in associates

	Associates	Address (City/Country)	Parent Bank's Share-If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Emeklilik Gözetim Merkezi AŞ	Istanbul/Turkey	-	9.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	4,040	3,479	352	580	45	128	456	-

(*) Total fixed assets include tangible and intangible assets.

The non-financial investment in Bankalararası Kart Merkezi AŞ by 10.15% amounting to YTL 1,177 thousands is reclassified from "investments in associates" to "financial assets available-for-sale" as of 31 December 2006.

Unconsolidated investments in associates sold during the current period

None.

Unconsolidated investments in associates acquired during the current period

None.

5.1.8.2 Consolidated investments in associates

	Associates	Address (City/Country)	Parent Bank's Share-If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	372,773	144,984	16,712	25,360	862	51,517	(7,122)	-

(*) Total fixed assets include tangible and intangible assets.

Following the sale of 80% shares in Garanti Sigorta AŞ, previously a consolidated subsidiary, to Eureko BV on 21 June 2007, the remaining 20% shares are reclassified to investments in associates. This investment is consolidated under equity method of accounting in the accompanying consolidated financial statements. Subsequent to this sale, at 1 October 2007 the name of the company has been changed as Eureko Sigorta AŞ.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.8.3 Movement of consolidated investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	-	4,401
Movements during the Period	28,997	(4,401)
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	(4,401)
Reclassifications	28,997	-
Increase/Decrease in Market Values	-	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	28,997	-
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Valuation methods of consolidated investments in associates

Associates	Current Period	Prior Period
Valued at Cost	-	-
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	28,997	-

Sectoral distribution of consolidated investments and associates

Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	28,997	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

Quoted consolidated investments in associates

None.

Investments in associates sold during the current period

None.

Investments in associates acquired during the current period

None.

(Thousands of New Turkish Lira [YTL])

5.1.9 Investments in subsidiaries (net)

5.1.9.1 Unconsolidated investments in subsidiaries

	Subsidiaries	Address (City/Country)	Parent Bank's Share-If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	100.00
4	Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ	Istanbul/Turkey	100.00	100.00
5	Trifoy Real Estate Company	Bucharest/Romania	-	100.00
6	Participation GBI Custody	Amsterdam/Holland	-	100.00
7	Participation United Custodian	Amsterdam/Holland	-	100.00
8	Trifoy Investments	Amsterdam/Holland	-	100.00
9	Garanti Konut Finansmanı Danışmanlık Hizm. AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Filo Yönetim Hizmetleri AŞ	Istanbul/Turkey	100.00	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	12,533	7,844	544	-	1,203	927	(100,385)	-
2	16,620	7,001	615	-	2,076	2,453	3,969	-
3	1,060	993	26	21	100	676	-	-
4	371	173	41	-	1	14	(185)	-
5	55	29	49	-	-	-	(24)	-
6	212	212	-	-	-	-	-	-
7	212	212	-	-	-	-	-	-
8	2	2	-	-	-	-	-	-
9	293	195	-	-	2	7	-	-
10	40,993	1,978	31,700	753	3	978	-	-

(*) Total fixed assets include tangible and intangible assets.

The legal registration process of Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ, a new company established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies has been completed on 3 October 2007. The Bank owns 99.99% of the company shares. 1/4 of the share capital of the company amounting YTL 750 in total, is paid.

Unconsolidated subsidiaries, reasons for not consolidating such investments and accounting treatments applied for such investments As of 31 December 2007, the investments in Trifoy Real Estate Company, Participation GBI Custody, Participation United Custodian and Trifoy Investments classified as financial subsidiaries are not consolidated as their total assets are less than 1% of the Bank's total assets, instead they are valued at cost.

The non-financial investments in Garanti Bilişim Teknolojisi ve Tic. AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Hiz. Yön. ve Org. Danış. AŞ, Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ, Garanti Filo Yönetim Hizmetleri AŞ and Garanti Konut Finansmanı Danışmanlık Hizm. AŞ are accounted under equity method of accounting.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.9.2 Movement of consolidated investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**605,059**	**612,058**
Movements during the Period	**(27,131)**	**(6,999)**
Acquisitions and Capital Increases	-	14,685
Bonus Shares Received (*)	45,605	10,723
Dividends from Current Year Profit	-	-
Sales/Liquidations	66,551	78,256
Reclassifications	-	-
Increase/Decrease in Market Values	22,884	7,903
Currency Differences on Foreign Subsidiaries	(29,069)	37,946
Impairment Losses (-)	-	-
Balance at End of Period	**577,928**	**605,059**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Garanti Bank International NV has increased its capital from EUR 134,750,00 to EUR 159,470,000 through appropriation from its retained earnings on 17 April 2007. Garanti Faktoring Hizmetleri AŞ has increased its capital from YTL 15,989 thousands to YTL 16,849 thousands through appropriation from its retained earnings on 8 August 2007.

Valuation methods of consolidated investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	210,587	567,854
Valued at Fair Value	367,341	37,205
Valued by Equity Method of Accounting	-	-

Sectoral distribution of consolidated investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Banks	310,612	287,036
Insurance Companies	56,545	123,095
Factoring Companies	39,580	37,205
Leasing Companies	85,380	85,384
Finance Companies	85,811	72,339
Other Subsidiaries	-	-

Quoted consolidated investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	39,580	37,205
Quoted at International Stock Exchanges	-	-

(Thousands of New Turkish Lira [YTL])

Other information on consolidated investments in subsidiaries

	Subsidiaries	Address (City/Country)	Parent Bank's Share-If Different, Voting Rights (%)	Shares of Other Consolidated Subsidiaries (%)	Method of Consolidation
1	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	5.86	Full Consolidation
2	Garanti Faktoring Hizmetleri AŞ (1)	Istanbul/Turkey	55.40	-	Full Consolidation
3	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
4	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
5	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	-	Full Consolidation
6	Garanti Bank International NV	Amsterdam/Holland	100.00	-	Full Consolidation
7	Garanti Bank Moscow	Moscow/Russia	75.02	24.86	Full Consolidation
8	Garanti Financial Services Plc	Dublin/Ireland	99.99	-	Full Consolidation
9	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	-	Full Consolidation

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	2,151,526	211,283	18,279	196,245	-	54,816	73,219	-
2	589,049	32,636	1,316	35,454	-	4,014	6,202	71,438
3	30,246	24,826	2,287	2,126	1,271	6,414	3,726	-
4	17,097	13,654	1,526	349	2,317	(809)	1,780	-
5	776,737	92,372	7,790	15,319	7,568	42,081	(17,003)	-
6	5,730,808	364,616	73,164	353,200	106,172	54,753	32,906	270,918
7	582,863	72,448	1,559	31,040	8,866	13,328	16,217	52,912
8	8,453	8,436	-	317	-	(208)	6,396	17,151
9	71	-	-	-	-	-	(267)	-

(*) Total fixed assets include tangible and intangible assets.
(1) Financial information is as of 30 September 2007, but fair value information is as of 31 December 2007.

Consolidated investments in subsidiaries disposed during the current period

In the current period, the Bank sold its 80% shares in its consolidated subsidiary; Garanti Sigorta AŞ for EUR 365,000,000 and its 15% shares in its consolidated subsidiary Garanti Emeklilik ve Hayat AŞ for EUR 100,000,000, both classified in investments in consolidated subsidiaries at total net asset values of YTL 124,492 thousands and YTL 73,961 thousands, respectively, to Eureko BV on 21 June 2007. The legal name of Garanti Sigorta AŞ has been changed as Eureko Sigorta AŞ at 1 October 2007.

As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ.

Consolidated investments in subsidiaries acquired during the current period

None.

5.1.10 Investments in joint-ventures (net)

None.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report
as of and for the Year Ended 31 December 2007
(Thousands of New Turkish Lira [YTL])

5.1.11 Lease receivables (net)

5.1.11.1 Financial lease receivables according to remaining maturities

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	1,010,935	850,232	706,281	593,655
Between 1-4 Years	1,240,013	1,095,417	784,952	693,213
Longer than 4 Years	-	-	-	-
Total	2,250,948	1,945,649	1,491,233	1,286,868

5.1.11.2 Net financial lease receivables

	Current Period	Prior Period
Gross Financial Lease Receivables	2,250,948	1,491,233
Unearned Income on Financial Lease Receivables (-)	305,299	204,365
Terminated Lease Contracts (-)	-	-
Net Financial Lease Receivables	1,945,649	1,286,868

5.1.11.3 Financial lease agreements

The criterias applied for the financial lease agreements are as follows:

The customer applied for a financial lease is evaluated based on the lending policies and criterias taking into account the legal legislation. A "customer analysis report" according to the type and amount of the application is prepared for the evaluation of the customer by the Credit Committee and certain risk rating models such as "customer risk rating" and "equipment rating/scoring" are applied.

In compliance with the legal legislation and the authorization limits of the general manager, credit committee and board of directors, it is decided whether the loan will be granted considering the financial position and the qualitative characteristics of the customer and the criterias mentioned above, if yes, which conditions will be applied. At this stage, collateral such as bank guarantees, mortgages, asset pledges, promissory notes or the personal or corporate guarantees, may be required depending on the creditworthiness of the customer and the characteristics of the product to be sold.

The sectoral, equipment type and pledged asset concentration of the customers are monitored regularly.

The followings are monitored for the financial lease agreements signed:

Subsequent to granting of loan, the fulfillment of monetary aspects such as lending procedures, timely collection of rental payments are monitored. Furthermore, updated information on the performance of companies is reported by the credit monitoring unit even for the performing customers.

The reports prepared by the credit monitoring unit for the performing companies and the assessments made by the administration follow-up and the legal units for the problematic companies, are presented to the top management following the assesments made by the related internal committees and the necessary actions are taken.

5.1.12 Derivative financial assets held for risk management

5.1.12.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets	Current Period		Prior Period	
held for Risk Management	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	31,960	-	4,799
Net Foreign Investment Hedges	-	-	-	-
Total	-	31,960	-	4,799

(Thousands of New Turkish Lira [YTL])

5.1.13 Tangible assets (net)

	Real Estates	Vehicles	Other Tangible Assets	Total
Balance at End of Prior Period				
Cost	913,328	40,407	983,140	1,936,875
Accumulated Depreciation (-)	(188,597)	(20,750)	(750,241)	(959,588)
Net Book Value	**724,731**	19,657	232,899	977,287
Balance at End of Current Period				
Net Book Value at Beginning of Current Period	724,731	19,657	232,899	977,287
Additions	69,484	8,767	158,347	236,598
Disposals, net (-)	(16,529)	(2,057)	(9,178)	(27,764)
Impairment Losses (-)	(62)	-	-	(62)
Depreciation Expense for Current Period (-)	(21,282)	(8,998)	(121,670)	(151,950)
Currency Translation Differences on Foreign Operations, net	(3,895)	64	(618)	(4,449)
Cost at End of Current Period	958,575	41,740	1,002,695	2,003,010
Accumulated Depreciation at End of Current Period (-)	(206,128)	(24,307)	(742,915)	(973,350)
Net Book Value at End of Current Period	752,447	17,433	259,780	1,029,660

5.1.13.1 Disclosure for impairment losses or releases individually material for financial statements

Conditions for allocating/releasing any impairment

None.

Amount of impairment losses provided or released in financial statements during current period

None.

5.1.13.2 Other impairment losses provided or released in current period that are immaterial for the financial statement individually but material for the financial statements aggregately

In 2007, a total provision of YTL 62 thousands was made for the impairment in values of certain real estates in accordance with the Turkish Accounting Standard 36 (TAS 36) "Impairment of Assets".

5.1.14 Intangible assets

5.1.14.1 Useful lives and amortisation rates

The consolidation goodwill classified under intangible assets is not amortized. The estimated useful lives of pre-operating expenses, softwares, leasehold improvements and intangible rights vary between 5 and 15 years.

5.1.14.2 Amortisation methods

Intangible assets are amortised on a straight-line basis from the date of capitalisation. The consolidation goodwill is not amortized, however is subject to impairment testing regularly and if there is any impairment, a provision is made.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.14.3 Balances at beginning and end of current period

	Current Period		Prior Period	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible Assets	218,728	99,243	258,922	171,650

5.1.14.4 Movements of intangible assets for the current period

	Current Period	Prior Period
Net Book Value at Beginning Period	87,272	71,589
Internally Generated Intangibles	-	-
Additions due to Mergers, Transfers and Acquisition	66,804	44,239
Disposals (-)	5,358	4,433
Impairment Losses/Reversals to/from Revaluation Surplus	-	-
Impairment Losses Recorded in Income Statement	-	-
Impairment Losses Reversed from Income Statement	-	-
Amortisation Expense for Current Period (-)	28,954	25,195
Currency Translation Differences on Foreign Operations	(279)	1,072
Other Movements	-	-
Net Book Value at End of Current Period	119,485	87,272

5.1.14.5 Details for any individually material intangible assets

None.

5.1.14.6 Intangible assets capitalised under government incentives at fair values

None.

5.1.14.7 Revaluation method of intangible assets capitalised under government incentives and valued at fair values at capitalisation dates

None.

5.1.14.8 Net book value of intangible asset that are restricted in usage or pledged

None.

5.1.14.9 Commitments to acquire intangible assets

None.

5.1.14.10 Disclosure on revalued intangible assets

None.

5.1.14.11 Research and development costs expensed during current period

None.

(Thousands of New Turkish Lira [YTL])

5.1.14.12 Goodwill

	Shares %	Carrying Value
Goodwill		
Garanti Yatırım	100.00	2,778
Garanti Finansal Kiralama	98.94	2,119
Garanti Faktoring	55.40	1,491
Total		**6,388**

5.1.14.13 Movements in goodwill during current period

	Current Period
Net Book Value at Beginning Period	**6,388**
Movements in Current Period	-
Additions	-
Adjustments due to the Changes in Value of Assets and Liabilities	-
Disposals in Current Period due to a Discontinued Operation Or Partial or Complete Disposal of an Asset (-)	
Amortisation Expense for Current Period (-)	
Impairment Losses (-)	-
Reversal of Impairment Losses (-)	-
Other changes in Book Values	-
Net Book Value at End of Current Period	**6,388**

5.1.15 Investment property

None.

5.1.16 Deferred tax asset

As of 31 December 2007, the Bank had a deferred tax asset of YTL 58,352 thousands (31 December 2006: YTL 43,830 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences in its consolidated financial statements.

The Bank did not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 December 2007. However, there was a deferred tax asset of YTL 112,882 thousands (31 December 2006: YTL 90,062 thousands) and deferred tax liability of YTL 54,530 thousands (31 December 2006: YTL 46,232 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.1.17 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	117,297	423,893
Accumulated Depreciation (-)	2,101	-
Net Book Value	115,196	423,893
End of Current Period		
Additions	24,962	5,205
Disposals (Cost)	(26,624)	(311,801)
Disposals (Accumulated Depreciation)	746	4,589
Impairment Losses (-)	-	-
Depreciation Expense for Current Period (-)	1,394	6,690
Currency Translation Differences on Foreign Operations	-	-
Cost	115,635	117,297
Accumulated Depreciation (-)	2,749	2,101
Net Book Value	112,886	115,196

As of 31 December 2007, the rights of repurchase on various assets held for sale amount to YTL 29,850 thousands (2006: YTL 9,020 thousands).

5.1.18 Other assets

5.1.18.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint-Ventures	31,412	169,619
Sale of Real Estates	1,427	92,680
Sale of Other Assets	2,843	2,843
Total	35,682	265,142

5.1.18.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	257,923	151,713
Prepaid Taxes	5,222	7,857

(Thousands of New Turkish Lira [YTL])

5.2 Consolidated liabilities

5.2.1 Maturity profile of deposits

Current Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	1,072,314	-	3,570,588	7,477,039	189,474	99,403	244,273	-	12,653,091
Foreign Currency Deposists	5,276,925	-	7,283,743	6,878,331	669,115	999,861	716,865	66,946	21,891,786
Residents in Turkey	3,563,993	-	6,025,233	6,254,723	434,700	341,056	371,478	66,119	17,057,302
Residents in Abroad	1,712,932	-	1,258,510	623,608	234,415	658,805	345,387	827	4,834,484
Public Sector Deposits	384,378	-	82,765	6,044	31	1,412	55	-	474,685
Commercial Deposits	1,644,869	-	2,293,188	1,741,392	130,100	93,931	17,467	-	5,920,947
Others	65,314	-	68,840	114,700	1,547	227	258	-	250,886
Precious Metal Deposits	35,438	-	1,465	1,488	3,112	3,424	17,114	-	62,041
Bank Deposits	376,893	-	1,265,127	261,125	111,829	288,505	132,615	-	2,436,094
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	3,687	-	421,821	235	-	4,797	11,670	-	442,210
Foreign Banks	239,259	-	843,306	260,890	111,829	283,708	120,945	-	1,859,937
Special Purpose Financial Institutions	133,947	-	-	-	-	-	-	-	133,947
Others	-	-	-	-	-	-	-	-	-
Total	8,856,131	-	14,565,716	16,480,119	1,105,208	1,486,763	1,128,647	66,946	43,689,530

Prior Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	858,537	-	2,652,039	5,370,180	173,910	36,990	61,384	-	9,153,040
Foreign Currency Deposists	5,306,372	-	6,259,367	5,003,582	725,110	490,752	684,307	66,739	18,536,229
Residents in Turkey	3,564,397	-	5,107,083	4,486,519	603,335	217,523	432,301	66,058	14,477,216
Residents in Abroad	1,741,975	-	1,152,284	517,063	121,775	273,229	252,006	681	4,059,013
Public Sector Deposits	13,447	-	8,047	6,792	7	46	48	-	28,387
Commercial Deposits	1,363,647	-	1,460,924	1,184,717	23,406	12,262	8,835	-	4,053,791
Others	178,397	-	28,761	170,388	305	19	217	-	378,087
Precious Metal Deposits	32,721	-	1,248	1,360	2,844	-	18,783	-	56,956
Bank Deposits	311,044	-	705,488	355,282	142,898	39,091	19,912	-	1,573,715
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	50,691	-	295,634	4,093	7,045	10,208	17,226	-	384,897
Foreign Banks	194,906	-	409,854	351,189	135,853	28,883	2,686	-	1,123,371
Special Purpose Financial Institutions	65,447	-	-	-	-	-	-	-	65,447
Others	-	-	-	-	-	-	-	-	-
Total	8,064,165	-	11,115,874	12,092,301	1,068,480	579,160	793,486	66,739	33,780,205

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	6,214,648	4,553,983	6,261,780	4,529,157
Foreign Currency Saving Deposits	2,987,805	3,015,500	6,578,805	5,151,654
Other Saving Deposits	1,969	3,417	48,387	45,860
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

None.

5.2.1.3 Saving deposits not covered by insurance limits

5.2.1.3.1Saving deposits of individuals not covered by insurance limits:

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	566,974	272,097
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	196,751	97,709
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

	Current Period		Prior Period	
Trading Derivatives	YTL	FC	YTL	FC
Forward Deals	28,533	4,891	2,830	1,598
Swaps	454,943	21,673	240,601	10,129
Futures	-	482	-	-
Options	17,729	10,230	473	2,268
Others	-	112	-	1,646
Total	501,205	37,388	243,904	15,641

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	641,587	785,988	585,874	401,126
Foreign Banks, Institutions and Funds	1,170,932	8,302,235	364,242	8,310,633
Total	1,812,519	9,088,223	950,116	8,711,759

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	733,136	3,064,237	950,116	2,717,581
Medium and Long-Term	1,079,383	6,023,986	-	5,994,178
Total	1,812,519	9,088,223	950,116	8,711,759

5.2.3.2 Disclosures for concentration areas of bank's liabilities

The Bank finances its ordinary banking activities through deposits and funds borrowed. Its deposit structure has a balanced YTL and foreign currency concentration. The Bank's other funding sources specifically consist of foreign currency funds borrowed from abroad and YTL funds obtained through repurchase transactions.

(Thousands of New Turkish Lira [YTL])

5.2.4 Interbank money markets

Funds obtained through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**6,667,163**	**-**	**3,476,521**	**-**
Financial Institutions and Organizations	6,591,635	-	3,399,700	-
Other Institutions and Organizations	32,920	-	32,571	-
Individuals	42,608	-	44,250	-
Foreign Transactions	**780,742**	**1,144,051**	**834,273**	**984,851**
Financial Institutions and Organizations	780,157	1,144,051	833,600	984,851
Other Institutions and Organizations	125	-	378	-
Individuals	460	-	295	-
Total	**7,447,905**	**1,144,051**	**4,310,794**	**984,851**

5.2.5 Factoring payables

None.

5.2.6 Lease payables

5.2.6.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	4,115	4,115	1,815	1,664
Between 1-4 Years	-	-	-	-
Longer than 4 Years	-	-	-	-
Total	**4,115**	**4,115**	**1,815**	**1,664**

5.2.6.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

5.2.7 Derivative financial liabilities held for risk management

Derivative Financial Liabilities	Current Period		Prior Period	
Held for Risk Management	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	249	-	-
Net Foreign Investment Hedges	-	-	-	-
Total	**-**	**249**	**-**	**-**

5.2.8 Provisions

5.2.8.1 General provisions

	Current Period	Prior Period
General Provision for	**280,660**	**158,466**
Loans and Receivables in Group I	250,216	138,632
Loans and Receivables in Group II	65	490
Non-Cash Loans	30,379	19,344
Others	-	-

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.2.8.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	22,284	12,392
Medium and Long Term Loans	94,562	7,344
Total	116,846	19,736

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.8.3 Provisions for non-cash loans that are not indemnified or converted into cash

	Current Period	Prior Period
Substandard Loans and Receivables-Limited Collectibility	35	8
Doubtful Loans and Receivables	94	168
Uncollectible Loans and Receivables	1,634	1,518
Total	1,763	1,694

5.2.8.4 Other provisions

5.2.8.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	32,000	30,000

The Bank provided a general reserve in the amount of YTL 32,000 thousands in the current period against the possible adverse effects of the potential risks in the economy.

5.2.8.4.2 Other provisions for possible losses

	Current Period	Prior Period
Reserve for Employee Benefits	143,883	129,930
Insurance Technical Provisions, Net	101,150	206,744
Provision for Promotion Expenses of Credit Cards (*)	49,219	46,051
Other Provisions	64,747	64,625
Total	358,999	447,350

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

5.2.9 Tax liability

5.2.9.1 Current tax liability

As of 31 December 2007, the tax liability amounts to YTL 109,524 thousands (31 December 2006: YTL 127,631 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.9.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	109,524	127,631
Taxation on Securities Income	56,827	31,202
Taxation on Real Estates Income	980	677
Banking Insurance Transaction Tax	27,097	23,563
Foreign Exchange Transaction Tax	2,991	3,252
Value Added Tax Payable	1,864	1,249
Others	19,878	10,685
Total	219,161	198,259

(Thousands of New Turkish Lira [YTL])

5.2.9.3 Premiums payable

	Current Period	Prior Period
Social Security Premiums-Employees	259	278
Social Security Premiums-Employer	256	384
Bank Pension Fund Premium-Employees	16	8
Bank Pension Fund Premium-Employer	29	11
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	355	482
Unemployment Insurance-Employer	633	889
Others	1	3
Total	1,549	2,055

5.2.9.4 Deferred tax liability

In the accompanying consolidated financial statements of the Bank had a deferred tax liability of YTL 30 thousands (31 December 2006: YTL 1,108 thousands).

5.2.10 Liabilities for assets held for sale and assets of discontinued operations

None.

5.2.11 Subordinated debts

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Banks	-	-	-	-
Domestic Other Institutions	-	-	-	-
Foreign Banks	-	-	-	-
Foreign Other Institutions	-	728,771	-	143,372
Total	-	728,771	-	143,372

On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

5.2.12 Shareholders' equity

5.2.12.1 Paid-in capital

	Current Period	Prior Period
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

5.2.12.2 Registered share capital system

Capital System	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

5.2.12.3 Capital increases in current period

None.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.2.12.4 Capital increases from capital reserves in current period

None.

5.2.12.5 Capital commitments for current and future financial periods

None.

5.2.12.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.12.7 Information on privileges given to stocks representing the capital

None.

5.2.12.8 Securities value increase fund

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	-
Valuation Difference	-	-	-	-
Exchange Rate Difference	-	-	-	-
Securities Available-for-Sale	81,517	108,020	52,419	70,285
Valuation Difference	81,517	108,020	52,419	70,285
Exchange Rate Difference	-	-	-	-
Total	81,517	108,020	52,419	70,285

5.2.12.9 Revaluation surplus

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	27,717	-	-	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-
Total	29,864	-	2,147	-

5.2.12.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 559 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

(Thousands of New Turkish Lira [YTL])

5.2.12.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	144,740	94,859
II. Legal Reserve	23,627	13,794
Special Reserves	-	-
Total	168,367	108,653

In compliance with the decisions made on the annual general assemblies of the Bank and its financial affiliates operating in Turkey, 5% of prior periods' profit is allocated to legal reserves.

5.2.12.12 Extraordinary reserves

	Current Period	Prior Period
Legal Reserves allocated in compliance with the Decisions made on the Annual General Assembly	1,388,561	526,745
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-
Total	1,388,561	526,745

In compliance with the decisions made on the annual general assemblies of the Bank and its financial affiliates, remaining prior periods' profit after the appropriation to legal reserves, are allocated to extraordinary reserves.

5.2.12.13 Minority interest

	Current Period	Prior Period
Balance at Beginning of Period	7,770	42,022
Profit Share of Subsidiaries	7,978	1,252
Prior Period Dividend	-	-
Decrease in Minority Interest due to Sales (-)	7,586	(35,504)
Others	-	-
Balance at End of Period	23,334	7,770

The decrease in minority interest is resulted from the sale of 15% shares of the 100% owned consolidated subsidiary; Garanti Emeklilik ve Hayat AŞ. The decrease in the previous period is resulted from the sale of the shares in Garanti Gayrimenkul Yatırım Ortaklığı AŞ. Subsequent to this sale, the legal name of the company has been changed as Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ.

5.3 Consolidated off-balance sheet items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	5,849,586	4,675,006
Letters of Guarantee in YTL	3,920,019	2,682,754
Letters of Credit	2,271,110	1,872,234
Bills of Exchange and Acceptances	116,487	143,541
Prefinancings	-	-
Total	12,157,202	9,373,535

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 1,763 thousands (31 December 2006: 1,694 thousands) is made for unliquidated non-cash loans of YTL 5,832 thousands (31 December 2006: YTL 6,621 thousands) recorded under the off-balance sheet items as of 31 December 2007.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 December 2007, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 875,000,000 (31 December 2006: USD 625,000,000). Also, in Garanti Faktoring's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 35,850,000 and EUR 2,500,000 (31 December 2006: -).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	268,951	293,794
With Original Maturity of 1 Year or Less	77,737	41,294
With Original Maturity of More Than 1 Year	191,214	252,500
Other Non-Cash Loans	12,622,056	9,753,804
Total	12,891,007	10,047,598

5.3.1.4 Other information on non-cash loans

Sectoral risk concentration of non-cash loans:

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**17,690**	**0.45**	**8,884**	**0.10**	**12,136**	**0.45**	**13,193**	**0.18**
Farming and Stockbreeding	16,681	0.43	8,884	0.10	11,226	0.42	13,193	0.18
Forestry	95	-	-	-	80	-	-	-
Fishery	914	0.02	-	-	830	0.03	-	-
Manufacturing	**1,448,464**	**36.94**	**2,896,436**	**32.29**	**709,238**	**26.43**	**2,841,533**	**38.59**
Mining	333,357	8.50	12,660	0.14	66,001	2.46	28,819	0.39
Production	937,944	23.92	2,439,922	27.20	627,430	23.38	2,521,650	34.25
Electricity, Gas, Water	177,163	4.52	443,854	4.95	15,807	0.59	291,064	3.95
Construction	**569,081**	**14.51**	**1,774,171**	**19.78**	**438,975**	**16.36**	**1,236,261**	**16.79**
Services	**1,659,550**	**42.33**	**3,704,588**	**41.30**	**1,405,537**	**52.38**	**3,078,229**	**41.80**
Wholesale and Retail Trade	1,086,892	27.72	1,365,334	15.22	857,786	31.97	1,021,648	13.88
Hotel, Food and Beverage Services	72,771	1.86	99,706	1.11	68,449	2.55	106,313	1.44
Transportation and Telecommunication	92,621	2.36	544,350	6.07	73,029	2.72	594,951	8.08
Financial Institutions	362,635	9.25	1,665,569	18.57	365,201	13.61	1,327,960	18.03
Real Estate and Renting Services	14,327	0.37	7,344	0.08	12,032	0.45	11,685	0.16
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	5,694	0.14	1,656	0.02	5,750	0.21	4,763	0.06
Health and Social Services	24,610	0.63	20,629	0.23	23,290	0.87	10,909	0.15
Others	**226,228**	**5.77**	**585,915**	**6.53**	**117,571**	**4.38**	**194,925**	**2.64**
Total	**3,921,013**	**100.00**	**8,969,994**	**100.00**	**2,683,457**	**100.00**	**7,364,141**	**100.00**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.3.1.5 Non-cash loans classified under Group I and II:

	Group I		Group II	
	YTL	FC	YTL	FC
Non-Cash Loans	3,916,138	8,967,527	1,017	492
Letters of Guarantee	3,915,144	5,848,074	1,017	492
Bills of Exchange and Bank Acceptances	600	115,887	-	-
Letters of Credit	394	2,914,851	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	88,715	-	-

5.3.2 Financial derivative instruments

Current Period	Up to 1 Month	1-3 Month	3-12 Month	1-5 Year	5 Years and Over	Total
Derivative Financial Instrument Held for Risk Management						
A. Total Derivative Financial Instrument Held for Risk Management	3,764	41,230	13,288	-	-	58,282
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	3,764	41,230	13,288	-	-	58,282
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives	-	-	-	-	-	-
Foreign Currency Related Derivative Transaction (I)	9,731,488	7,574,778	7,218,209	164,821	795,000	25,484,296
Currency Forwards-Purchases	636,314	115,616	244,296	10,097	-	1,006,323
Currency Forwards-Sales	670,327	117,048	275,875	11,471	-	1,074,721
Currency Swaps-Purchases	3,177,065	1,842,778	1,928,763	58,815	232,000	7,239,421
Currency Swaps-Sales	3,097,325	1,850,379	2,152,648	81,728	563,000	7,745,080
Currency Options-Purchases	1,164,445	1,715,768	1,287,823	1,273	-	4,169,309
Currency Options-Sales	986,012	1,740,685	1,324,241	1,437	-	4,052,375
Currency Futures-Purchases	-	83,070	2,219	-	-	85,289
Currency Futures-Sales	-	109,434	2,344	-	-	111,778
Interest Rate Related Derivative Transaction (II)	367,234	108,994	99,389	4,690	-	580,307
Interest Rate Swaps-Purchases	554	153	2,761	2,350	-	5,818
Interest Rate Swaps-Sales	2,175	151	2,580	2,340	-	7,246
Interest Rate Options-Purchases	-	-	81,200	-	-	81,200
Interes Rate Options-Sales	-	-	-	-	-	-
Securities Options-Purchases	89,105	55,098	6,424	-	-	150,627
Securities Options-Sales	275,400	53,592	6,424	-	-	335,416
Interest Rate Futures-Purchases	-	-	-	-	-	-
Interest Rate Futures-Sales	-	-	-	-	-	-
Other Trading Derivatives (III)	483,422	73,578	-	-	-	557,000
B. Total Trading Derivatives (I+II+III)	10,582,144	7,757,350	7,317,598	169,511	795,000	26,621,603
Total Derivative Transactions (A+B)	10,585,908	7,798,580	7,330,886	169,511	795,000	26,679,885

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

Prior Period	Up to 1 Month	1-3 Month	3-12 Month	1-5 Year	5 Years and Over	Total
Derivative Financial Instrument Held for Risk Management						
A. Total Derivative Financial Instrument Held for Risk Management	7,107	-	-	-	-	7,107
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	7,107	-	-	-	-	7,107
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives	-	-	-	-	-	-
Foreign Currency Related Derivative Transaction (I)	**7,857,827**	**4,237,635**	**3,229,221**	**468,057**	-	**15,792,740**
Currency Forwards-Purchases	544,874	113,415	40,546	5,202	-	704,037
Currency Forwards-Sales	542,970	110,750	40,009	5,773	-	699,502
Currency Swaps-Purchases	2,773,389	1,736,691	1,392,367	209,204	-	6,111,651
Currency Swaps-Sales	2,772,772	1,852,216	1,521,296	247,878	-	6,394,162
Currency Options-Purchases	607,540	186,432	114,172	-	-	908,144
Currency Options-Sales	616,282	171,712	115,484	-	-	903,478
Currency Futures-Purchases	-	34,142	2,796	-	-	36,938
Currency Futures-Sales	-	32,277	2,551	-	-	34,828
Interest Rate Related Derivative Transaction (II)	**106,304**	**63,833**	**140,552**	**9,842**	-	**320,531**
Interest Rate Swaps-Purchases	9,505	169	508	4,921	-	15,103
Interest Rate Swaps-Sales	9,582	166	508	4,921	-	15,177
Interest Rate Options-Purchases	-	-	-	-	-	-
Interes Rate Options-Sales	-	-	-	-	-	-
Securities Options-Purchases	44,306	21,436	-	-	-	65,742
Securities Options-Sales	42,911	42,062	-	-	-	84,973
Interest Rate Futures-Purchases	-	-	69,768	-	-	69,768
Interest Rate Futures-Sales	-	-	69,768	-	-	69,768
Other Trading Derivatives (III)	**97,935**	-	-	-	-	**97,935**
B. Total Trading Derivatives (I+II+III)	**8,062,066**	**4,301,468**	**3,369,773**	**477,899**	-	**16,211,206**
Total Derivative Transactions (A+B)	**8,069,173**	**4,301,468**	**3,369,773**	**477,899**	-	**16,218,313**

5.3.3 Contingent liabilities and assets

The monetary losses amounting YTL 712,872 thousands incurred in the 2001 financial year as a result of the inflation accounting applied in compliance with the Temporary article no.4 added to the Banks Law no.4389 through the Law no.4743, were net off with extraordinary reserves, legal reserves and capital reserves from inflation adjustments to equity items. As per the Temporary article no.4/13 of the same Law and the statements of the reiterated article 14/1a of the Corporate Tax Law no.5422, these losses have not been taking into account in the tax returns of the year 2001 and subsequent years, whereas such losses should have been deducted from the taxable income. Accordingly, the tax returns were submitted with a condition stating that such losses should have been deducted and the Bank may appeal to the tax court for the tax return. Following the rejection of this condition by the tax office, the Bank appealed to the tax court for the corporate tax return of the year 2004 and the temporary tax periods of the year 2005 and the tax court decided in favour of the Bank. However, as of the reporting date, the judgement process continues.

5.3.4 Services rendered on behalf of third parties

The Bank acts as an investment agent for banking transactions on behalf of its customers and provides custody services. Such transactions are followed under off-balance sheet accounts.

(Thousands of New Turkish Lira [YTL])

5.4 Consolidated income statement

5.4.1 Interest income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Income from Loans				
Short-term loans	2,357,732	225,359	1,682,321	199,344
Medium and long-term loans	1,046,536	786,073	612,654	581,193
Loans under follow-up	18,271	-	29,773	1
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	3,422,539	1,011,432	2,324,748	780,538

(*) Includes commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	28,520	-	17,962	-
Domestic Banks	13,136	68,938	42,945	33,990
Foreign Banks	179,678	148,734	29,086	117,961
Foreign Head Offices and Branches	-	-	-	-
Total	221,334	217,672	89,993	151,951

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	29,358	23,367	17,451	44,115
Financial Assets Valued at Fair Value Through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	1,258,835	334,668	834,951	295,486
Investments Held-to-Maturity	631,268	64,828	441,378	165,736
Total	1,919,461	422,863	1,293,780	505,337

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	24	33

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.4.2 Interest expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	**198,028**	**507,535**	**85,949**	**429,583**
Central Bank of Turkey	-	1	-	-
Domestic Banks	62,356	38,555	47,996	32,802
Foreign Banks	135,672	468,979	37,953	396,781
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	**-**	**43,467**	**36**	**16,383**
Total	**198,028**	**551,002**	**85,985**	**445,966**

(*) Includes commission expenses on borrowings.

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	9,124	40

5.4.2.3 Interest expenses on securities issued

	Current Period	Prior Period
Interest Expenses on Securities Issued	3,035	712

5.4.2.4 Maturity structure of interest expense on deposits

		Time Deposits						
Account Description	Demand Deposits	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Turkish Lira								
Bank Deposits	9,309	64,367	-	-	-	-	-	73,676
Saving Deposits	2,458	573,890	1,076,829	32,328	9,704	20,419	-	1,715,628
Public Sector Deposits	58	1,765	1,042	1	73	8	-	2,947
Commercial Deposits	15,064	466,501	179,727	8,620	6,765	1,424	-	678,101
Others	493	11,878	21,587	140	62	35	-	34,195
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	**27,382**	**1,118,401**	**1,279,185**	**41,089**	**16,604**	**21,886**	**-**	**2,504,547**
Foreign Currency								
Foreign Currency Deposits	64,306	283,860	256,297	36,900	33,319	31,385	2,130	708,197
Bank Deposits	8,235	54,668	8,719	5,407	5,175	366	-	82,570
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	6	14	29	115	-	-	164
Total FC	**72,541**	**338,534**	**265,030**	**42,336**	**38,609**	**31,751**	**2,130**	**790,931**
Grand Total	**99,923**	**1,456,935**	**1,544,215**	**83,425**	**55,213**	**53,637**	**2,130**	**3,295,478**

5.4.2.5 Interest expense on repurchase agreements

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Paid on Repurchase Agreements	689,615	48,898	416,414	55,869

(Thousands of New Turkish Lira [YTL])

5.4.2.6 Financial lease expenses

	Current Period	Prior Period
Financial Lease Expenses	338	731

5.4.2.7 Interest expenses on factoring payables

None.

5.4.3 Dividend income

	Current Period	Prior Period
Trading Financial Assets	-	-
Financial Assets Valued at Fair Value through Profit or Loss	-	-
Financial Assets Available-for-Sale	2,485	2,145
Others	381	622
Total	**2,866**	**2,767**

5.4.4 Trading income/losses (net)

	Current Period	Prior Period
Income	**3,945,648**	**5,202,928**
Trading Account Income	1,600,873	1,414,888
Derivative financial instruments	1,378,750	644,396
Others	222,123	770,492
Foreign Exchange Gain	2,344,775	3,788,040
Losses (-)	**4,164,102**	**5,254,361**
Trading Account Losses	1,772,746	1,394,468
Derivative financial instruments	1,606,137	677,578
Others	166,609	716,890
Foreign Exchange Losses	2,391,356	3,859,893
Total	**(218,454)**	**(51,433)**

5.4.5 Other operating income

Other operating income consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

In the current period, the gain on sales of 80% shares in Garanti Sigorta AŞ, previously a consolidated subsidiary, and 15% shares in Garanti Emeklilik ve Hayat AŞ, amounting YTL 706,874 thousands is recorded under other operating income.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report
as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**197,406**	**166,504**
Loans and receivables in Group III	113,312	138,398
Loans and receivables in Group IV	37,398	13,091
Loans and receivables in Group V	46,696	15,015
General Provisions	**125,113**	**59,024**
Provision for Possible Losses	**17,000**	**30,000**
Impairment Losses on Securities	**310**	**5,079**
Financial assets at fair value through profit or loss	310	875
Financial assets available-for-sale	-	4,204
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**2,979**	**20,477**
Associates	-	-
Subsidiaries	9	-
Joint Ventures (Business Partnership)	-	-
Investments held-to-maturity	2,970	20,477
Others	**6,887**	**54,912**
Total	**349,695**	**335,996**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	815,966	645,818
Reserve for Employee Termination Benefits	7,178	6,171
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	62	10,112
Depreciation Expenses of Tangible Assets	151,950	137,776
Impairment Losses on Intangible Assets	-	-
Goodwill Impairment Losses	-	-
Amortisation Expenses of Intangible Assets	28,954	25,195
Decrease in Value of Equity Accounting Shares	-	-
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	1,394	6,690
Impairment Losses on Assets Held for Sale and Discontinued Assets	-	-
Other Operating Expenses,	771,124	620,892
Operational lease related expenses	79,109	58,487
Repair and maintenance expenses	23,010	16,098
Advertisement expenses	107,884	83,561
Other expenses	561,121	462,746
Loss on Sale of Assets	9,043	18,051
Others	322,685	328,455
Total	2,108,356	1,799,160

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

The Bank increased its consolidated profit before taxes to YTL 2,918,904 thousands increasing by 99% comparing to the prior year. YTL 3,097,952 thousands of the profit before taxes is derived from net interest income and YTL 1,288,569 thousands from fees and commissions income. The total operating expenses amount to YTL 2,108,356 thousands.

(Thousands of New Turkish Lira [YTL])

5.4.9 Provision for taxes including taxes for discontinued operations

As of 31 December 2007, on a consolidated basis, the Bank recorded a tax expense of YTL 507,497 thousands (31 December 2006 YTL 293,524 thousands) and a deferred tax income of YTL 10,349 thousands (31 December 2006 deferred tax expense YTL 5,025 thousands).

Deferred tax income/expense on timing differences:

Deferred tax income/(expense) on timing differences	Current Period
Increase in Tax Deductable Timing Differences	16,236
Decrease in Tax Deductable Timing Differences (-)	1,287
Increase in Taxable Timing Differences (-)	16,155
Decrease in Taxable Timing Differences	11,555
Total	10,349

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(Decrease) in Tax Deductable Timing Differences	14,949
(Increase)/Decrease in Taxable Timing Differences	(4,600)
Increase/(Decrease) in Tax Losses	-
Increase/(Decrease) in Tax Deductions and Exemptions	-
Total	10,349

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

None.

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.11.3 Minority interest's profit/loss

	Current Period	Prior Period
Net Profit/(Loss) of Minority Interest	7,978	1,252

5.4.12 Components of other items in income statement exceeding 10% of total income statement

None.

5.5 Consolidated statement of changes in shareholders' equity

5.5.1 Any increases arising from application of accounting for financial instruments in current period

5.5.1.1 Increases from valuation of financial assets available-for-sale

None.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report
as of and for the Year Ended 31 December 2007
(Thousands of New Turkish Lira [YTL])

5.5.1.2 Increases due to cash flow hedges

The Bank entered into swap contracts to convert variable interest rates on its borrowings to fixed interest rates for cash flow hedging purposes. The decrease in such gains is of YTL 405 thousands after netting with the related deferred tax effect and deducted from the shareholders' equity in the prior period. In the current period, the increase in such gains is YTL 28,316 thousands after netting with the related deferred tax effect and deducted from the shareholders equity.

5.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The Bank applied hedge accounting for its net investments in foreign subsidiaries in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement" using its foreign borrowings in foreign currencies obtained to finance such investments.

The effective portion of net foreign investment hedges is recorded in shareholders' equity as shown in the statement of changes in shareholders' equity and the ineffective portion, if any, is recorded directly in the income statement.

The effective gain of YTL 774 thousands on net foreign investment hedge is recorded under "other profit reserves" in shareholders' equity as of 31 December 2007. The balance sheet leg of this net foreign investment hedge is under "funds borrowed".

5.5.2 Any decreases arising from application of accounting for financial instruments

5.5.2.1 Decreases from valuation of financial assets available-for-sale

As of 31 December 2007, the revaluation of financial assets available-for-sale at fair value netted with the related deferred tax liability effect has resulted in an increase by YTL 66,852 thousands that is presented as the current period movement in "securities value increase fund" in the statement of changes in shareholders' equity. The gains transferred to "income statement" from "securities value increase fund" were YTL 42,510 thousands and YTL 10,224 thousands for the year ended 31 December 2006 and 2007, respectively.

5.5.2.2 Decreases due to cash flow hedges

None.

5.5.3 Transfers to legal and extraordinary reserves

	Current Period	Prior Period
Transfers to Legal Reserves from Prior Year Profits	64,686	40,619
Transfers to Extraordinary Reserves from Prior Year Profits	890,692	540,026

5.5.4 Issuance of share certificates

None.

5.5.5 Effects of prior years' corrections to beginning balances of current period

Please refer to Note 3.24.

5.5.6 Compensation of prior period losses

None.

5.6 Consolidated statement of cash flows

5.6.1 Disclosures for "other" items and "effect of change in foreign currency rates cash and cash equivalents" in statement of cash flows

In 2007, the net cash inflows arising from banking operations amount to YTL 3,458,131 thousands. YTL 335,008 thousands of this amount is generated from the change in operating assets and liabilities and YTL 3,123,123 thousands from operating profit. The net cash outflow from investing activities is YTL 3,025,915 thousands. The major item is the cash outflows arising from new investments in securities available-for-sale. Cash and cash equivalents amounted to YTL 4,315,192 thousands at the end of the current period in comparison to YTL 4,149,369 thousands at the beginning of the current period.

5.6.2 Cash outflows from acquisition of associates, subsidiaries and joint-ventures

Please refer to Notes 5.1.8.1, 5.1.8.2, 5.1.9.1 and 5.1.9.2.

5.6.3 Cash inflows from disposal of associates, subsidiaries and joint-ventures

Please refer to Notes 5.1.8.1, 5.1.8.2, 5.1.9.1 and 5.1.9.2.

5.6.4 Cash and cash equivalents at beginning of period

	Current Period	Prior Period
Cash on Hand	335,295	203,755
Cash in YTL	181,253	107,429
Cash in Foreign Currency	154,042	96,326
Cash Equivalents	3,814,074	3,731,793
Others	3,814,074	3,731,793
Total	4,149,369	3,935,548

5.6.5 Cash and cash equivalents at end of period

	Current Period	Prior Period
Cash on Hand	454,195	335,295
Cash in YTL	244,779	181,253
Cash in Foreign Currency	209,416	154,042
Cash Equivalents	3,860,997	3,814,074
Others	3,860,997	3,814,074
Total	4,315,192	4,149,369

5.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

The placements at foreign banks include blocked accounts amounting YTL 1,198,319 thousands of which YTL 126,321 thousands, YTL 208,212 thousands and YTL 16,652 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and YTL 847,134 thousands as collateral against funds borrowed. The consolidated domestic banks include blocked accounts of YTL 40,417 thousands held for insurance activities.

5.6.7 Additional information

5.6.7.1 Restrictions on the Bank's potential borrowings

None.

5.6.7.2 Cash inflows presenting increase in banking activity related capacity

None.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report
as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

5.7 Related Party Risks

5.7.1 Transactions with parent bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	7,142	1,222	224,108	9,455	87,185	41,793
Balance at end of period	9,033	244	1	1,090	158,515	168,482
Interest and Commission Income	24	2	767	284	6,186	693

Prior Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	16,641	211	249,521	157,096	153,299	2,006
Balance at end of period	7,142	1,222	224,108	9,455	87,185	41,793
Interest and Commission Income	59	4	939	1,287	4,229	134

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Balance at beginning of period	2,010	1,771	509,513	1,304,333	132,777	126,666
Balance at end of period	8,448	2,010	91,590	509,513	240,401	132,777
Interest Expenses	9,124	40	45,532	62,796	10,001	11,162

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Transactions for Trading:						
Beginning of Period	2,790	-	-	4,272	-	-
End of Period	-	2,790	-	-	-	-
Total Profit/Loss	2	6	-	(10)	-	-
Transactions for Hedging:	-	-	-	-	-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

5.7.2 Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

(Thousands of New Turkish Lira [YTL])

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 74,661 thousands (31 December 2006 YTL 82,539 thousands) compose 0.19% (31 December 2006: 0.28%) of the Bank's total cash loans and 0.10% (31 December 2006: 0.14%) of the Bank's total assets. The total loans and similar receivables amounting YTL 167,549 thousands (31 December 2006: YTL 318,435 thousands) compose 0.22% (31 December 2006: 0.56%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 169,816 thousands (31 December 2006: YTL 52,470 thousands) compose 1.32% (31 December 2006: 0.52%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 340,439 thousands (31 December 2006: YTL 644,300 thousands) compose 0.78% (31 December 2006: 1.91%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.8 and 5.1.9.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with certain consolidated subsidiaries namely Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for internal use are partly arranged through financial leasing.

5.8 Domestic, foreign and off-shore branches or investments and foreign reprensentative offices

5.8.1 Domestic and foreign branches and representative offices

	Türkiye Garanti Bankası AŞ				
	Number of Branches	Number Of Employees	Country		
Domestic Branches	583	14,443			
Foreign Representative Offices	1	1	1- Germany		
	1	1	2- Russia		
	1	1	3- England		
	1	1	4- China		
				Total Assets	Legal Capital
Foreign Branches	1	18	1- Luxembourg	8,507,296	103,820
	1	12	2- Malta	11,871,979	-
	3	40	3- NCTR	203,776	3,520

(Thousands of New Turkish Lira [YTL])

5.8.2 Opening or closing of domestic and foreign branches and representative offices and significant changes in organisational structure

During the year 2007, 106 new domestic branches were opened and 1 branch was closed.

5.8.3 Information on consolidated financial subsidiaries

Foreign Representative Offices

	Garanti Bank International NV				
	Number of Branches	Number Of Employees	Country		
	1	17	1- Turkey		
	1	-	2- Switzerland		
	1	1	3- Ukrain		
	1	1	4- Kazakhstan		
				Total Assets	Legal Capital
Head office-Holland	1	157	1- Holland	4,346,472	EUR 159,470,000
Foreign Branches	1	401	1- Romania	400,000	ROL 154,731,657
	1	24	2- Germany	984,336	-

	Garanti Bank Moscow				
	Number of Branches	Number Of Employees	Country	Total Assets	Legal Capital
Head Office-Moscow	1	89	Russia	582,863	US$ 32,757,364

Other consolidated foreign financial subsidiaries:

	Number Of Employees	Country	Total Assets	Legal Capital
Garanti Financial Services Plc	1	Ireland	8,453	US$ 2,638,100
Garanti Fund Management Co Ltd	-	Malta	71	US$ 200,000

Consolidated domestic financial subsidiaries:

	Number Of Employees	Total Assets	Legal Capital
Garanti Finansal Kiralama AŞ	164	2,151,526	73,000
Garanti Faktoring Hizmetleri AŞ	91	589,049	16,849
Garanti Emeklilik ve Hayat AŞ	525	776,737	50,000
Garanti Yatırım Menkul Kıymetler AŞ	100	30,246	8,328
Garanti Portföy Yönetimi AŞ	60	17,097	10,000

5.9 Significant events and matters arising subsequent to the balance sheet date

As per the BRSA communiqué published on the Official Gazette no.26779 dated 6 February 2008, "the Changes in Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables", the general provision ratios for cash and non-cash loans increased from 1% to 2% and from 0.2% to 0.4%, respectively.

6 Other Disclosures on Activities of the Bank

6.1 Other disclosures

- It was decided during the Board of Directors meeting of the Bank on 4 April 2007 to gather the Romania branches of Garanti Bank International NV's, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania under one umbrella. The ultimate shareholders of this new structure planned to operate in Romania under the banking license will be, under equal economic partnership principle, Türkiye Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance. The work on this issue continues. The first step is completed by 31 December 2007; Doğuş Holding AŞ has participated in businesses of GE Consumer Finance in Romania by 49.9%.

(Thousands of New Turkish Lira [YTL])

- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:

- the Article 38 "Voting" of the Articles of Association of the Bank will be amended to provide right of one vote for each share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).

- the Article 45 "Distribution of Profit" of the Articles of Association of the Bank regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from the Articles of Association of the Bank; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

The applications have been filed with the BRSA and the Capital Market Board for these resolutions on 13 June 2007. Following the completion of this process, the amendments to the Articles of Association were approved at the extraordinary general assembly meeting held on 4 October 2007.

- On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

  US$ 115 millions (YTL 147,775 thousands) that was paid in cash by Deutsche Bank AG for the transfer of the said services up front, is recorded under other operating income.

  On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from Türkiye Garanti Bankası AŞ.

- It was decided during the board of directors meeting of the Bank on 15 September 2007 to establish a new company, Garanti Financial Services NV in Holland for the purpose of cross border expansions and accordingly to authorize the head office to carry out the establishment procedures.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report
as of and for the Year Ended 31 December 2007
(Thousands of New Turkish Lira [YTL])

6.2 Parent bank's latest international risk ratings

MOODY'S (December 2007*)	
Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS (January 2007*)	
Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Stable

FITCH RATINGS (January 2008*)	
Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE (December 2007*)	
Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

6.3 Latest international risk ratings of Garanti Bank International NV, a consolidated subsidiary

MOODY'S (March 2007)*	
Long Term FC Deposit	A3
Short Term FC Deposit	Prime 2
FSR	C
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

6.4 Latest international risk ratings of Garanti Faktoring, a consolidated subsidiary

FITCH RATINGS (December 2007)*	
Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report

as of and for the Year Ended 31 December 2007

(Thousands of New Turkish Lira [YTL])

6.5 Latest international risk ratings of Garanti Finansal Kiralama, a consolidated subsidiary

FITCH RATINGS (January 2008)*	
Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

STANDARD AND POORS (January 2008)*	
FC Obligations	BB-
YTL Obligations	B
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

6.6 Dividends

At the Annual General Assembly of the Bank dated 17 April 2007, it was decided to distribute the income of 2006 as follows:

2006 PROFIT DISTRIBUTION TABLE	
CURRENT YEAR PROFIT	**1,063,663**
A-I.Legal reserve (Turkish Commercial Code 466/1) at 5%	(53,183)
Undistributable funds	(23,019)
B-The first dividend at 5% of the Paid Capital	(105,000)
C-Extraordinary reserves at 5% after above deductions	(44,123)
D-	
- to the members of the Board of Directors up to 5%	-
- to the Bank personnel at 5%	(38,106)
- to the owners of the Founder Shares	(76,213)
E-Extraordinary reserves	(712,588)
F-II.Legal reserve (Turkish Commercial Code 466/2)	(11,432)

(Thousands of New Turkish Lira [YTL])

In the profit distribution, the undistributable funds are allocated as YTL 27,717 thousands due to changes in certain applications; and the difference is compensated by appropriation from extraordinary reserves.

As per the resolutions of the Board of Directors and the Annual General Assembly of the Bank on 17 April 2007, the profit distribution as detailed below was decided. The distribution of the profit has started.

CASH DIVIDEND ON 2006 PROFIT FOR ORDINARY SHARE HOLDERS

AMOUNTS TO BE PAID IN CASH				
		DIVIDEND PER SHARE WITH A FACE VALUE OF YTL 1		
	TOTAL AMOUNT OF DIVIDEND (YTL)	AMOUNT (YTL)	RATIO (%)	DIVIDEND PAYMENT DATE
GROSS (*)	105,000	0.05000	5.00000	24.04.2007
NET	89,250	0.04250	4.25000	

CASH DIVIDEND ON 2006 PROFIT FOR FOUNDER SHARE HOLDERS

		AMOUNTS TO BE PAID IN CASH		
		DIVIDEND PER SHARE		
	TOTAL AMOUNT OF DIVIDEND (YTL)	NO OF SHARES	AMOUNT (YTL)	DIVIDEND PAYMENT DATE
GROSS (*)	76,213	370	206	24.04.2007
NET	64,781	370	175	

(*) There will be no withholding tax of 15% on the cash dividends paid to the resident institutions and the parties earning revenues through their operations or permanent representatives in Turkey.

7 Independent Auditors' Report

7.1 Disclosure on independent auditors' report

The consolidated financial statements of the Bank and its financial affiliates as of 31 December 2007, have been audited by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International) and an unqualified opinion has been issued in their independent auditors' report dated 15 February 2008.

Performance of Garanti Shares

Garanti shares are traded on the Istanbul Stock Exchange (ISE) under the ticker symbol "GARAN.IS." The shares are also quoted on the London Stock Exchange (LSE).

Garanti shares were initially offered to public in 1990. In 1993, the Bank became the first Turkish company to offer its shares to international markets in the form of American/Global Depositary Receipts (ADR-GDR).

These international ADRs are currently being traded on the Stock Exchange Automated Quotations (SEAQ) International, which is the international market of LSE. The shareholder structure of the Bank as of December 31, 2007 is presented on page 6 of this annual report.

(as per closing prices)

	YTL		US$	
Period	**High**	Low	**High**	Low
1Q07	**6.21**	4.25	**4.48**	2.96
2Q07	**7.35**	6.21	**5.61**	4.47
3Q07	**9.55**	7.25	**7.64**	5.22
4Q07	**11.00**	9.15	**9.38**	7.60


13.00
12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
1.65
1.55
1.45
1.35
1.25
1.15
1.05
0.95
Price (YTL) - Left
Performance Relative to ISE 100 Index - Right
29.12.06
11.01.07
19.01.07
29.01.07
06.02.07
14.02.07
22.02.07
02.03.07
12.03.07
20.03.07
28.03.07
05.04.07
13.04.07
24.04.07
02.05.07
10.05.07
18.05.07
28.05.07
05.06.07
13.06.07
21.06.07
29.06.07
09.07.07
17.07.07
25.07.07
02.08.07
10.08.07
20.08.07
28.08.07
06.09.07
14.09.07
24.09.07
02.10.07
10.10.07
19.10.07
30.10.07
07.11.07
15.11.07
23.11.07
03.12.07
11.12.07
19.12.07
31.12.07

Garanti's stock price increased by 126% in 2007 outperforming the ISE100 Index by a significant 59%.

Five-Year Financial Highlights (YTL million)

	2007	2006	2005	2004	2003
Total Assets	**76,149**	57,120	41,251	30,185	29,025
Deposits	**43,690**	33,780	25,491	20,651	19,432
Loans	**39,002**	29,235	18,299	11,687	9,051
Shareholders' Equity	**7,126**	4,824	3,898	3,118	2,824
Net Income	**2,422**	1,167	752	401	378

Addresses

Head Office

Levent, Nispetiye Mahallesi
Aytar Caddesi, No. 2
Beşiktaş 34340 İstanbul
Tel: +90 212 318 18 18
Fax: +90 212 318 18 18-88
Telex: 27635 gati tr
SWIFT: TGBATRIS
garantibank.com

International Branches

Luxembourg
Fouad Rathle
Cem Bahadır Mutlu
8 Place Winston Churchill
L-1340 Luxembourg
Tel: +352 22 33 21 1
Fax: +352 22 33 21 222
SWIFT: TGBALULL

Malta
Ahmet Fesçi
Strand Towers
36 The Strand Sliema
SLM 07 Malta
Tel: +356 232 88 000
Fax: +356 232 88 160
SWIFT: TGBAMTMT 494

Turkish Republic of Northern Cyprus - Lefkoşa
Emre Bahadır Temel
Arap Ahmet Mah. Osmanpaşa Cad.
No: 12 Lefkoşa - TRNC
Tel: +392 229 09 80
Fax: +392 229 09 81

Turkish Republic of Northern Cyprus - Girne
10 Atatürk Cad. Ordu Pazarı Yanı
Girne - TRNC
Tel: +392 815 0114
Fax: +392 815 0113

Turkish Republic of Northe Cyprus - Gazi Magosa
İsmet İnönü Bulvarı No. 28
Gazi Magosa - TRNC
Tel: +392 365 47 80-81-82-84
Fax: +392 365 47 85

Representative Offices

London
Mutlu Sayınataç
Fifth Floor 192 Sloane Str. London
SW1X 9QX United Kingdom
Tel: +44 207 761 25 00
Fax: +44 207 245 92 39

Düsseldorf
Fahri Birincioğlu
Heinrich-Heine Allee 1 - 40213
Düsseldorf Germany
Tel: +49 211 86 222 400
Fax: +49 211 86 222 350
Telex: 8586927 tgbd d

Moscow
Emin Erkan Kurt
Capital Plaza Business Centre 4
4th Lesnoy per. 8th floor
Moscow 125047 Russia
Tel: +74 95 961 25 21
Fax: +74 95 961 25 03

Shanghai
Noyan Rona
Room 1304 Marine Tower
No: 1 Pudong Avenue
200120 Shanghai China
Tel: +86 21 5879 7900 5879 4155
Fax: +86 21 5879 3896

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